04024481

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Grupo Financiero Inbursa

*CURRENT ADDRESS: Paseo de las Palmas No. 736
Lomas de Chapultepec
11000 Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 4243 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/20/04

EXHIBIT H

Summary of the minutes of the Company's ordinary shareholders' meeting, dated April 29, 2003

[Mexican Stock Exchange]

Resolutions taken by the Grupo Financiero Inbursa, S.A. de C.V.'s Ordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/30/2003 16:55:00.0

Preset:
ACUEORDI

Quotation Key:
GFINBUR

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Series:

Type of Assembly:
Ordinary

Date held:
04/29/2003

Assistance percentage:
93.96

Payment Date:

Resolutions:
RESOLUTIONS OF GRUPO FINANCIERO INBURSA, S.A. DE C.V.'S ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 29, 2003.

Among the most important resolutions adopted by Grupo Financiero Inbursa, S.A. de C.V.'S Ordinary Shareholders' Meeting held at 1:00 pm on April 29, 2003 are the following:

1. Report concerning Article 172 of the General Corporation and Partnership Law.- The following are considered submitted and approved: (1) the Board of Director's report that includes the Corporation's operation policies and procedures and a brief report regarding the intermediary committee's performance and (2) the Statutory Auditor's report for the fiscal year ending December 31, 2002. The Board of Directors and Statutory Auditors performance for the 2002 fiscal year were ratified.

3. The corresponding Financial Statements for the fiscal year ending December 31, 2002 are considered submitted and approved in the terms of the Corporation's audited Financial Statements as of December 31, 2002, including its subsidiaries' consolidated financial earnings. The net profits obtained by the Corporation during the fiscal year ending on December 31, 2002 in the total amount of $2,627,736 (amounts in thousands of pesos) were approved and shall be allotted in the following manner with the previous

deduction of the corresponding amounts in order to increase the legal fund, as the case may be:

Amounts in pesos

Profits to be allotted to the previous fiscal years pursuant to the audited financial statements as of December 31, 2001. $24,947,987

PLUS
Inflation adjustment $1,392,265

PLUS
Net profits for the 2002 fiscal year pursuant to the financial earnings statements as of December 31, 2002 $2,627,736

MINUS
The portion separated for the legal fund over the net profit for the fiscal year ending on December 31, 2002 0

MINUS
Excess (insufficiency) of the capital inflation adjustment and valuation effects in the subsidiaries for re-expression. $14,830,421

MINUS
Net valuations and deferred taxes in the subsidiaries' financial earnings
$151,997

RESULTS
The profit balance to be placed at the disposal of the Shareholders' Meeting and/or Board of Directors so that it may be allotted in the manner and terms that these may determine $13,985,570
The amount above, rounded off in thousands of pesos for the purchasing power as of December 31, 2002, is registered in the Corporation's audited financial statements.

The balance of accruable profits is approved and shall be placed at the disposal of the Shareholders' Meeting and/or Board of Directors to completely or partially allot in the manner and terms as deemed appropriate.

3. Board of Directors. The resignation of Mr. José Antonio Chedraui Obeso as an Independent Director of the Corporation was approved and Mssrs. Marco Antonio Slim Domit, Eduardo Valdés Acra and Carlos Slim Helú were ratifies as Directors not independent from the Board of Directors. Mssrs. Javier Foncerrada Izquierdo, Héctor Slim Seade and Humberto Gutiérrez Olvera Zubizarreta were ratified as Alternate Directors not independent from the Board of Directors. Mssrs. Agustín Franco Macías, Claudio X. González Laporte, David Ibarra Muñoz and Juan Antonio Pérez Simón as Independent Directors. Mssrs. Antonio Cosío Pando, Fernando G. Chico Pardo, Guillermo Gutiérrez Saldivar and Ms. Ángeles Espinosa Iglesias were ratified as Alternate Independent Directors. Furthermore, Mssrs. José Kuri Harfush and Arturo Elías Ayub were appointed as Directors not independent, Director and Alternate, respectively.

[Mexican Stock Exchange]

Pursuant to the foregoing, the Corporation's Board of Directors shall be comprised in the following manner:

BOARD OF DIRECTORS
Dependent Directors
Mr. Marco Antonio Slim Domit – Chairman
Mr. Carlos Slim Helú
Mr. Eduardo Valdés Acra
Mr. José Kuri Harfush

ALTERNATES
Mr. Arturo Elías Ayub
Mr. Javier Foncerrada Izquierdo
Mr. Humberto Gutiérrez Olvera Zubizarreta

INDEPENDENT DIRECTORS
Mr. Claudio X. González Laporte
Mr. David Ibarra Muñoz
Mr. Juan Antonio Pérez Simón
Mr. Agustín Franco Macias

ALTERNATES
Ms. Ángeles Espinosa Yglesias
Mr. Fernando G. Chico Pardo
Mr. Guillermo Gutiérrez Saldivar
Mr. Antonio Cosío Pando

Mssrs. Carlos Slim Helú, Marco Antonio Slim Domit and Eduardo Valdés Acra are ratified as Honorary Chairman for Life, Chairman and Vicepresident of the Board of Directors, respectively. Mr. Raúl Humberto Zepeda Ruiz is ratified as Secretary of the Board of Directors. Lastly, Mssrs. Víctor Alberto Tiburcio Celorio and Esteban Ailloud Peón del Valle are ratified as Director and Alternate Director, respectively.

4. Set off and Evaluation, Audit and Finance and Planning Committees. Mssrs. Marco Antonio Slim Domit, Eduardo Valdés Acra and Juan Antonio Pérez Simón are ratified as members of the Set off and Evaluation Committee. Moreover, Mr. José Luis Millotte González was appointed Secretary of said Committee.

Mssrs. Juan Antonio Pérez Simón and Agutín Franco Macías were ratified as members of the audit. Committee. Mssrs. Guillermo Gutiérrez Saldivar (instead of José Antonio Chedraui Obeso) and Federico Loaiza Montaño were appointed as member and Secretary of said Committee, respectively.

Mssrs. Claudio X. González Laporte, Marco Antonio Slim Domit, Eduardo Valdés Acra and Ms. Ángeles Espinosa Iglesias were ratified as members of the Corporation's Finance and Planning Committee. Mr. Mario Enrique Bermúdez Dávila was appointed as Secretary of said Committee.

[Mexican Stock Exchange]

5. Policies on acquisition and placing of the Corporation's shares. The Board of Director's report regarding the purchase of shares that was submitted pursuant to the provisions of article 14B, section I of the Stock Exchange Law and article 60, section III of the General Provisions Applicable to Securities Issuers and Other Stock Exchange Participants.

Likewise, the ratification carried out by the Corporation's Board of Directors concerning Mssrs. Eduardo Valdés Acra, Marco Antonio Slim Domit, and Javier Foncerrada Izquierdo as the responsible officers to instruct and authorize purchase and placing operations of the Corporation's shares was duly registered.

It is expressly resolved to establish a maximum amount of the funds that may be allotted to the repurchase of shares in the amount of $1,350,000,000.00 (One billion three hundred and fifty million Mexican pesos 00/100) of the profits; provided that the maximum amount authorized by the Meeting does not exceed the balance of the Corporation's total net profits, including those withheld, in terms of 14B 3, section I of the Stock Exchange Law.

EXHIBIT I

Summary of the minutes of the Company's extraordinary shareholders' meeting, dated April 29, 2002

[Mexican Stock Exchange]

Resolutions taken by the Grupo Financiero Inbursa, S.A. de C.V.'s Extraordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/30/2002 09:58:00.0

Preset:
ACUEEXTR

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Extraordinary

Date held:
04/29/2002

Assistance percentage:
93.93

Payment Date:

Resolutions:
The resolutions adopted by a majority of votes at the Extraordinary Shareholders' Meeting held on April 29, 2002 were the following: the status of the ongoing procedures to obtain the authorization of SHCP in order to split Seguros Inbursa, S.A. shall be effective probably as of July 1, 2002. At that moment Pensiones Inbursa, S.A. shall be incorporated, provided that this authorization is approved. The following points were approved: Incorporation of Pensiones Inbursa to Grupo Fiananciero; amendment to article 2 of the Bylaws in order to include Pensiones Inbursa, S.A. and the amendment to the Sole Liability Agreement to include Pensiones Inbursa, S.A.

The minutes of the Shareholders Meeting are available to the shareholders at Insurgentes Sur 3500, Primer Piso, Colonia Peña Pobre, Código Postal 11000, Distrito Federal.

EXHIBIT J

Summary of the minutes of the Company's extraordinary shareholders' meeting, dated April 29, 2003

[Mexican Stock Exchange]

Resolutions taken by the Grupo Financiero Inbursa, S.A. de C.V.'s Extraordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/30/2003 17:03:00.0

Preset:
ACUEEXTR

Quotation Key:
GFINBUR

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Series:

Type of Assembly:
Extraordinary

Date held:
04/29/2003

Assistance percentage:
93.96

Payment Date:

Resolutions:
RESOLUTIONS TAKEN BY GRUPO FINANCIERO INBURSA, S.A. DE C.V.'S EXTRAORDINARY SHAREHOLDERS' MEETING DATED APRIL 29, 2003

Amongst the most important resolutions adopted by Grupo Financiero Inbursa, S.A. de C.V.'s Extraordinary Shareholders' Meeting held at 1:30 pm on April 29, 2003 are the following:

1. Amendment to the Bylaws. Subject to obtaining the corresponding authorization from SHCP, the amendments to the Articles Seven, Seven B, Nine, Ten, Sixteen, Thirty Nine of the Bylaws are approved.

2. Revision of Bylaws. A revision of the Bylaws was approved.

EXHIBIT K

Public notice to the Company's shareholders related to the payment of dividends of PS$0.15 per share, paid on May 15, 2003

[Mexican Stock Exchange]

Notification of Grupo Financiero Inbursa, S.A. de C.V.'s Rights

Date of Reception in the Mexican Stock Exchange: 04/28/2003 19:03:00.0

Preset:
Rights

Quotation Key:
GFINBUR

Series:
O

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Meeting:
Board Meeting

Date Held:
4/28/2003

Publication Date:
4/29/2003

Notification to the shareholders:
Mexico City, April 28, 2003

On April 28, 2003, Grupo Financiero Inbursa's Board Meeting resolved: a dividend payment of Ps$0.15 per shares, to be paid on May 15, 2003.

EXHIBIT L

Public notice dated January 25, 2002 regarding the execution of an association agreement by and between Grupo Carso, S.A. de C.V., Empresas Frisco, S.A. de C.V., Grupo Mëxico, S.A. de C.V., Infraestructura y Transportes México, S.A. de C.V. and Sinca Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales, an indirect subsidiary of the Company

[Mexican Stock Exchange]

Grupo Financiero Inbursa, S.A. de C.V.'s Relevant Events

Date of Reception in the Mexican Stock Exchange: 01/25/2002 17:12:00.0

Preset:
EVENTORE

Quotation Key:
GFI

Date:
01/25/2002

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Place:
Mexico City

Issue:
Partnership Agreement between Grupo Financiero Inbursa, Grupo Carso and Grupo Mexico in regard to their railroad transportation subsidiaries

Relevant Events
Grupo Carso, S.A. de C.V. and Grupo Mexico, S.A. de C.V. hereby execute a partnership agreement in regard to their railroad transportation subsidiaries

Grupo Carso, S.A. de C.V. and its subsidiary Empresas FRISCO, S.A. de C.V. (FRISCO), Sinca Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales, and Grupo Mexico, S.A. de C.V. (ITM) executed a Partnership Agreement whereby FRISCO and Sinca Inbursa, S.A. de C.V. transferred the shares of Ferrosur, S.A. de C.V. (FERROSUR) to ITM. The latter shall subscribe shares representing 20% of ITM's shares of capital stock.

As a result of this partnership, ITM shall be the titleholder of 100% of FERROSUR shares. FERROSUR, a public railroad transportation company, is a licensee for the southeastern routes. ITM shall also own 74% Grupo Ferroviario Mexicano, S.A. de C.V. (FERROMEX) shares. FERROMEX is a the licensee for the Pacific-North, Nacozari and Ojinaga Topolobampo routes.

This partnership shall imply important synergies and great efficiency that benefit railway passengers since the operation of both FERROSUR and FERROMEX is feasible under the same management. Hence, railway passengers will be offered continuous and direct routes between four ports in the Pacific and four ports in the Gulf. Five cities along the US border, an industrial triangle between Mexico City-Guadalajara-Monterrey, the *Bajío* region and the industrial corridor of southeastern Coatzacoalcos, Veracruz shall be included within the routes.

Furthermore, the Partnership shall facilitate infrastructure expansion, multimodal transport services and port and intermodal operation.

The execution of the final agreements and other documents required to implement the aforementioned partnership are subject to obtaining the necessary government authorization and approvals.

International Market:

EXHIBIT M

Public notice dated July 4, 2003 regarding the provision of information as requested by the Mexican Stock Exchange on June 19, 2003

[Mexican Stock Exchange]

Grupo Financiero Inbursa, S.A. de C.V.'s Relevant Events

Date of Reception in the Mexican Stock Exchange: 07/04/2003 12:35:00.0

Preset:
EVENTORE

Quotation Key:
GFINBUR

Date:
07/04/2003

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Place:
Mexico City

Issue:
Response to the motion filed by the Mexican Stock Exchange [*Bolsa Mexicana de Valores, S.A. de C.V.*] on June 19, 2003

Relevant Events
In response to the motion filed by this Honorable Authority on June 19, 2003 that states the corporation's omission to provide the audit commission's report, the following is hereby made known:

1. The annual report of Grupo Financiero Inbursa, S.A. de C.V. audit commission's (GFInbursa) was submitted to the corporation's Board of Directors at the meeting held on January 27, 2003. Said report contains the description of the Commission's work during 2002 on operational audit, risks, finance and legal issues, among others. However, it does not analyze the principal accounting policies adopted by the Corporation while preparing its financial statements as required by Article 33, Section I, Subsection a), numeral 1of the General Provisions Applicable to Securities Issuers and Other Stock Exchange Participants (the "Provisions") since the latter had not been issued at the time the aforementioned report was prepared.

2. At the time of the Provision's effective date (March 20, 2003), the annual report of the Corporation's Audit Commission had been submitted and approved already by the Corporation's Board of Directors.

3. Notwithstanding the foregoing, the GFInbursa's annual report that was sent to you on May 5, 2003 includes the Board of Director's report regarding the performance and proceedings of the Corporation's three intermediary commissions, which include the Audit Commission.

Pursuant to the foregoing, GFInbursa Audit Commission's report was prepared and approved in a manner previous to the effective date of the Provisions. Therefore, it was

impossible for said report to contain the requirements established by said regulation. It is important to underscore that the aforementioned situation was commented by various officers of the Institution when the GFInbursa's annual report was filed.

Notwithstanding the foregoing, we would like to assure you that GFInbursa has taken the necessary measures to completely comply with the Provisions in all of said issuer's acts as of the publication date of the aforementioned law.

International Market:

EXHIBIT N

Public notice dated July 4, 2003 regarding the substitution of the consolidated financial statements and the consolidated statement of variances corresponding to the first quarter of 2003 in compliance with the requirements of the National Banking and Securities Commission

[Mexican Stock Exchange]

Grupo Financiero Inbursa, S.A. de C.V.'s Relevant Events

Date of Reception in the Mexican Stock Exchange: 07/04/2003 13:51:00.0

Preset:
EVENTORE

Quotation Key:
GFINBUR

Date:
07/04/2003

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Place:
Mexico City

Issue:
Substitution of the Consolidated Accounting Statements and Consolidated Exchange Statement of the 1st Quarter of 2003.

Relevant Events
In fulfillment of Official Communication 601-I-DGSIF"A"-28138 issued by the National Banking and Securities Commission to Grupo Financiero Inbursa, S.A. de C.V. on June 13, 2003, the Consolidated Accounting Statements and Consolidated Exchange Statement corresponding to the 1st Quarter of 2003 are hereby substituted. The latter include the following amendment:
Currency sales for a 24 or 48 hour term that were carried out by Banco Inbursa, S.A., a subsidiary of Grupo Financiero Inbursa was filed as a liability in operations with securities and derivatives. It should have been filed as available disbursements and therefore, was corrected. This amendment does not affect neither the fiscal year results nor the net equity. Hence, the SIFIC's financial information corresponding to 1st Quarter of 2003 is resent.

EXHIBIT O

Report on the corporate governance practices of the Company during 2002

Better Corporate Practices Code for: GROUP FINANCIERO INBURSA, S.A. DE C.V.

Issuer Code: GFINBUR

FUNCTIONS AND STRUCTURE OF THE BOARD OF DIRECTORS

Inquires regarding the functions and structure of the Board of Directors

Answer:

THE BOARD OF DIRECTORS OF GRUPO FINANCIERO INBURSA IS THE LEGAL REPRESENTATIVE OF THE COMPANY AND IS INVESTED WITH THE BROADEST POWERS TO CARRY OUT THE MANAGEMENT OF THE BUSINESS RELATED TO THE CORPORATE PURPOSE UNDER THE TERMS OF THE COMPANY'S BY-LAWS. THE VISION OF THE BOARD OF DIRECTORS IS TO OVERSEE THE ADMINISTRATION AND GOOD OPERATION OF THE COMPANY IN COMPLIANCE WITH THE APPLICABLE LEGAL PROVISIONS. THE BOARD OF DIRECTORS MEETS ON A MONTHLY BASIS TO DISCUSS THE MOST RELEVANT OPERATIONS OF THE COMPANY TO ADEQUATELY MAKE DECISIONS. PRIOR TO THE MEETINGS OF THE BOARD OF DIRECTORS, THE INFORMATION AND/OR DOCUMENTATION THAT SHALL BE DISCUSSED IN THE CORRESPONDING MEETING IS LEFT AT THE DISPOSAL OF THE DIRECTORS SO THEY CAN ANALYZE SUCH INFORMATION CAREFULLY. FURTHERMORE, THE BOARD OF DIRECTORS OF THE COMPANY ANALYZES THE OPERATION AND FUNCTIONING OF THE FINANCIAL ENTITIES BELONGING TO THE GROUP, WITHOUT PREJUDICE TO THE FACT THAT SUCH ENTITIES, IN TURN, MAY BE COMMENTED UPON BY THE BOARD OF DIRECTORS OF EACH SUCH ENTITY. THE BOARD OF DIRECTORS IS MADE UP OF PEOPLE WITH GOOD CREDIT HISTORY AND WHO ARE HONORABLE AND WHO HAVE EXTENSIVE KNOWLEDGE AND EXPERIENCE REGARDING FINANCIAL, LEGAL AND/OR ADMINISTRATIVE MATERIALS, BY MEANS OF WHICH THE DECISIONS MADE ARE A RESULT OF SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL MATTERS.

Regarding the Make Up of the Board of Directors	**Yes**	**No**
1. Is the Board of Directors made up of a number of not less than five and no greater than fifteen owner-directors? (principle 2)	X	
2. Do only owner-directors exist?		X
3. Are the alternate directors only supposed to substitute a previously		

established owner-director? (principle 3)		
Comments: Not Applicable		
4. If applicable, does the owner-director suggest to the Board the appointment of the person who shall act as its respective alternate? (principle 3)		
Comments: not applicable		
5. Do the independent and owner directors, jointly, consist of at least 40% of the Board of Directors? (principle 7)		X
6. Do the independent directors represent at least 20% of the total directors? (principle 7)		X
7. Does the annual report presented by the Board of Directors mention which directors are independent and which are owners? (principle 8)		X
8. Does the annual report indicate the category in which the owner-directors are classified in? (principle 8)		X
9. Does the annual report of the Board of Directors indicate the main responsibilities of each director to the date of the report? (principle 9)		X

Regarding the Structure of the Board of Directors	**Yes**	**No**
10. Does the Board of Directors carry out Compensation and Evaluation, Auditing and Planning and Financing functions? (principle 10)	X	
Comments: IT IS MADE UP OF AUXILIARY COMMITTEES		
11. Are the intermediary entities made up of owner-directors? (principle 12)		X
Comments: THE FINANCE AND PLANNING COMMITTEE HAS THE PARTICIPATION OF AN INDEPENDENT DIRECTOR		
12. Is each intermediary entity made up of a minimum of three members and a maximum of seven? (principle 13)	X	
13. Does each independent director, in addition to complying with its functions on the Board, also participate in at least one intermediary entity? (principle 16)	X	
14. Is the intermediary entity in charge of Auditing presided over by an independent director? (principle 17)	X	
Regarding the Operation of the Board of Directors	**Yes**	**No**
15. Does the Board of Directors meet at least four times a year? (Principle 18)	X	

16. Is at least one of the meetings of the Board of Directors dedicated to the definition of the medium and long term strategies of the company? (principle 18)	X	
17. Is at least the agreement of 25% of the directors required to call a meeting of the Board of Directors? (principle 19)		X
18. Do the directors have access to all relevant information at least five business days prior to the meeting? (principle 20)	X	
19. Is there a mechanism that exists ensuring that the directors can evaluate questions regarding strategic matters, even when they do not receive the necessary information at least five business days beforehand? (principle 20)	X	
Comments: IN THE CASE OF SHAREHOLDERS, THEY DO NOT RECEIVE ANY INFORMATION AT LEAST FIVE BUSINESS DAYS PRIOR AND IF ANY STRATEGIC MATTER IS IN QUESTION, THE CHAIRMAN OR SECRETARY OF THE BOARD OR THE GENERAL DIRECTOR, SHALL COMMENT BEFOREHAND ON SUCH INFORMATION WITH EACH OF THE DIRECTORS.		
20. Is the director named for the first time induced and are his responsibilities and the situation of the company explained to him? (principle 21)	X	
Comments: NEW DIRECTORS ARE GIVEN A GENERAL OVERVIEW OF THE OPERATION OF THE COMPANY AND INFORMED OF THE MAIN OPERATIONS OF GRUPO FINANCIERO INBURSA AND ITS SUBSIDIARIES.		
Regarding the Duties of the Directors	**Yes**	**No**
21. Do the Directors let the Chairman and Secretary of the Board know regarding any conflict of interests implying an abstention from voting and do, in effect, abstain from participating in the corresponding deliberations? (principle 22)	X	
22. Do the directors only use the assets or services of the company for the sole compliance with the corporate purpose? (principle 23)	X	
23. As applicable, are clear policies defined when the directors use (uncommonly) the assets of the company for personal reasons? (principle 23)	X	
24. Do the directors dedicate time to their duties, attending at least 70% of the meetings they are called to? (principle 24)	X	
Comments: THERE IS A HIGH INCIDENCE OF ATTENDANCE OF THE MEMBERS OF THE BOARD OF DIRECTORS AND ATTENDANCE IS HEALTHY.		

25. Do the directors maintain absolute confidentiality over the corporate matters they are aware of by means of the meetings they attend? (principle 25)	X	
Comments: THE DIRECTORS ARE ADVISED THAT THE INFORMATION THEY REVIEW, COMMENT UPON AND DISCUSS DURING THE BOARD OF DIRECTORS MEETINGS IS CONFIDENTIAL AND PRIVILEGED.		
26. Are the owner-directors and alternates maintained mutually informed of the matters dealt with during the Board of Directors meetings? (principle 26)	X	
27. Is the Board of Directors supported by means of opinions, recommendations and orientations arising out of the analysis of the performance of the company? (principle 27)	X	

COMPENSATION AND EVALUATION FUNCTIONS

Question regarding compensation and evaluation

Answer:
THE COMPANY HAS AUDIT, COMPENSATION AND PLANNING AND FINANCING COMMITTEES WHICH MEET PERIODICALLY TO DISCUSS THE OPERATIONS AND ACTIVITIES POWERS OF SUCH COMMITTEES, REPORTING THEIR ACTIVITIES TO THE BOARD OF DIRECTORS ON AN ANNUAL BASIS.

Regarding the Operation of the Compensation and Evaluation Entities	**Yes**	**No**
28. Do the compensation and evaluation intermediary entities review the conditions surrounding the contracting of high-level executives and the probable payments arising out of the separation of the company in compliance with the guidelines approved by the Board? (principle 29)	X	
29. Are the structure and policies used for the determination of the director and officer packages revealed?		X

AUDITING FUNCTIONS

Question regarding auditing functions

Answer:
THE AUDITING DEPARTMENT OF THE COMPANY IS RESPONSIBLE FOR ENSURING THE INDEPENDENCE AND OBJECTIVITY OF THE EXTERNAL AUDITORS, REVIEWING THE WORK SCHEDULE OF THE AUDITORS, FOLLOWING UP AND ANSWERING THE OBSERVATIONS WHICH MAY BE DRAFTED BY THE AUDITORS AND INFORMING THE BOARD OF DIRECTORS REGARDING THE AUDITING REPORTS AND THEIR RESULTS. THE MAIN FUNCTIONS OF THE DEPARTMENT INCLUDE VERIFICATION OF THE COMPANY WITH THE APPLICABLE LEGAL PROVISIONS.

Regarding the Selection of Auditors	Yes	No
30. Does the income of the external auditor, as well as any other external review, arising out of an audit of the company, represent a percentage that is equal or less than 20% of the total income of the firms in charge of such audit? (principle 32)	X	
31. Is the rotation of the partner determined by the company at least six years? (principle 33)	X	
32. Is the person signing the audit report of the annual financial statements of the company different from the person that acts as the Company Auditor? (principle 34)	X	
33. Does the Annual Report reveal any information regarding the professional profile of the Company Auditor? (principle 35)	X	

Regarding the Financial Information	Yes	No
34. Does the company have an internal auditing department? (principle 36)	X	
35. Does the intermediary entity in charge of carrying out the Company Audits submit the accounting principles to the approval of the Board of Directors? (principle 37)	X	
36. Is the intermediary entity in charge of the function of Company Audits informed of whether the intermediate public financial information is drafted in accordance with the same principles, criteria and practices with which the annual reports are drafted? (principle 39)	X	

Regarding Internal Controls	Yes	No
37. Is there an internal control system? (principle 41)	X	
38. Are the general guidelines of the internal control system submitted to the approval of the Board of Directors? (principle 41)	X	
39. Does the intermediary entity in charge of Auditing evaluate and issue an opinion regarding the effectiveness of the internal control system? (principle 42)	X	
40. Do the external auditors evaluate the effectiveness of the internal control system and issue a report regarding such controls? (principle 43)	X	

Review of Compliance with Provisions	Yes	No
41. Does the intermediary entity in charge of the auditing functions verify that controls exist that allow for the determination whether the company complies with applicable provisions and report such compliance to the Board of Directors on a periodic basis? (principle 44)	X	
42. Is the review of compliance with all applicable provisions carried out at least once a year? (principle 44)	X	
43. Is the Board of Directors periodically informed of the legal situation of the same? (principle 45)	X	

FINANCE AND PLANNING FUNCTIONS

THE SUBSIDIARIES OF THE COMPANY HAVE FINANCE AND ADMINISTRATION DEPARTMENTS THAT ALLOW THEM TO DEVELOP AN INVESTMENT POLICY, QUANTIFYING AND MEASURING THE RISK. SUCH DEPARTMENT, AMONG OTHER THINGS, PROPOSES TO THE BOARD OF DIRECTORS THE FINANCING, STRATEGIC PLANNING, ANNUAL BUDGET AND ITS APPLICATION AND RISK PLANNING POLICIES.

Regarding the Operation of the Intermediary Entity in Charge of Finance and Planning	Yes	No
44. Does the intermediary entity in charge of Finance and Planning issue an evaluation regarding the viability of the main finance investments and transactions of the company? (principle 47)	X	
45. Does the intermediary entity in charge of Finance and Planning periodically evaluate the strategic position of the company in	X	

accordance with the provisions stipulated in the strategic plan?		
46. Does the intermediate entity in charge of Finance and Planning support the Board of Directors, overseeing the congruence of the company's investment and financing policies vis-à-vis the company's strategic vision? (principle 49)	X	
47. Does the intermediary entity in charge of Finance and Planning support the Board of Directors in the review of the financial forecasts of the Company ensuring its congruence with the strategic plan of the company? (principle 50)	X	

GENERAL SHAREHOLDERS MEETING

SHAREHOLDERS' RIGHTS

i) Regarding the Information and Agenda of the Shareholders' Meeting	YES	NO
1) Was the item referring to "Various Matters" deleted from Meeting Agendas? (Principle 51)?	X	
2) Was a grouping of matters related to different themes in a sole item on the Agenda avoided? (principle 51)	X	
3) Is all the information related to each item on the Agenda for the Shareholders' Meeting available fifteen days prior to each meeting? (principle 52)	X	
4) Are the shareholders assisted by some kind of form that details the information and possible voting alternatives regarding the matters contained in the Agenda, in order to provide their legal representatives with instructions? (principle 53)	X	
5) Does the information delivered to the shareholders include the proposal for the make up of the Board of Directors, together with the information referring to the professional profile of the candidates? (principle 54)	X	

ii) Regarding Information and Communications between the Board of Directors and the Shareholders	**Yes**	**No**
6) Does the Board of Directors include various aspects related to the work of each intermediary entity and the name of its members within its annual report to the Board of Directors? (principle 55)	X	
7) Are the reports of each intermediary entity presented to the Board	X	

of Directors placed at the disposal of the shareholders together with the materials used in the Meetings? (principle 55)		
8) Does the Company have policies, mechanisms and persons responsible for informing the investors and maintaining channels of communication with potential shareholders and investors open? (principle 56)		

OPTIONAL QUESTION

Additional Practices of Corporate Governance

Answer:

Place and Date

Letter Date

Name of Chairman of the Board of Directors

Name of the Secretary of the Board of Directors

EXHIBIT P

First quarter, 2002
Consolidated Report

INBURSA
GRUPO FINANCIERO

Frank Aguado
(52) 5325-0505 Ext. 2114
faguado@inbursa.com.mx

Raul Varela
(52) 5325-0505 Ext. 2112
rvarela@inbursa.com.mx

Fax: (52) 5 606-1584
Internet: www.inbursa.com

INBURSA REPORTS FIRST QUARTER 2002 RESULTS

Mexico City, Abril 26, 2002.- Grupo Financiero Inbursa reported today results for the first quarter ended March 31, 2002.

HIGHLIGHTS

Grupo Financiero Inbursa: $113.4 MM USD profits under US GAAP.

Under US GAAP GFI posted profits of $113.4 MM USD in 1Q02 a 45% growth relative to 1Q01. This result is mainly explained by the increase in the loan portfolio, higher premiums and commissions, together with better market conditions. Under the CNBV rules net income reached $234.6 MM USD. The difference is mainly explained by the reverse on deferred taxes that were in excess in accordance to the new regulation. Stockholders' equity resulted $2,995.4 MM USD vs $3,025.4 MM USD under de CNBV accounting rules.

Banco Inbursa posted $1,872.1 MM Ps profits as of 1Q02 a 89% increase vs 4Q01.

Banco Inbursa´s net income reached $1,872.1 MM Ps during 1Q02, $881.1 MM Ps and $1,735.5 MM Ps more than 4Q01 and 1Q01 respectively. This result is mainly explained by the reverse of deferred taxes, the increase in the loan portfolio, higher commisions and more favorable conditions in the securities markets.

Banco Inbursa's loan portfolio increased 8.2% and 26.8% in 1Q02, relative to 4Q01 and 1Q01, respectively.

Banco Inbursa's loan portfolio stood at $32,538 MM Ps at the end of March 2002, a 8.2% growth relative to 4Q01. When compared with the same period of the previous year, loan portfolio increased 26.8%. It is worth to mention that this growth was achieved by increasing market share to 10.2%

40% Seguros Inbursa's net income growth y o y

Seguros Inbursa's net income reached $140.4 MM Ps in 1Q02 compared with $29.1 MM Ps losses and $100.1 MM Ps profits in 4Q01 and 1Q01, respectively. This result was achieved trough a 21% increase, yoy, in total premiums. The most important increase was registered in the life business with a 104% increase relative to the same period of 2001.

Seguros Inbursa continued posting strong growth both on investments and reserves

Seguros Inbursa´s investments and reserves were increased 27% and 34% in 1Q02 respectively, relative to the same period of 2001.

21.3% market share in the annuities business this year.

The annuities business market share reached 21.3% in the period Jan-Mar 2002, 5.6 percentage points more than its closer competitor

Funds under management reached $23,062 MM Ps.

Operadora Inbursa's funds under management reached $23,062 MM Ps at the end of March 2002, a 11.1% vs the same period of 2001. Net income reached $66 MM PS as of March 2002, a 158% increase relative to 1Q01.

- *All figures included in this report are expressed on March 2002 constant pesos and are unaudited*
- *Statements of Banco Inbursa are classified un*
- *This press release is presented under regulati*
- *As required by regulation 1375 of the CNB ... earnings. Forex and inflationary effects on the loan portfolio are*
- *There have been no material changes to th ... n this document are consistent with those presented in the Group*

US GAAP

	March '02
Employees	3,074
# clients	5.5 MM
Points of attention (Physical presence)	118
ATM's	622
Sales force	5,227

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated) Under US GAAP

Mkt Value/Book Value	1.42
Stock price USD (Mar'02)	1.38
EPS (USD)	0.11
Outstanding shares ('000)	3,075,861
Ticker	GFINBURO
S & P Debt Rating	BB+

Net Income

	1Q02 MM USD	4Q01 MM USD	1Q01 MM USD
Banco Inbursa	77.8	105.7	38.9
Operadora	7.6	1.6	2.8
Seguros	22.6	29.9	18.1
Fianzas	1.3	1.2	1.7
Inversora	4.8	3.2	17.0
Others	(0.6)	0.2	(0.8)
Total	**113.4**	**141.8**	**77.7**

- ***Grupo Financiero Inbursa** posted profits of $113.4 MM USD under US GAAP in 1Q02 compared with $234.6 MM USD under the CNBV rules. This difference is basically explained by the reverse on monetary adjustments and deferred liabilities in the different subsidiaries together with reserves releases that were in excess in the insurance and bonding companies.*

Investment by Company

	1Q02 MM USD	4Q01 MM USD	1Q01 MM USD
Banco Inbursa	2,313.5	2,212.0	2,004.2
Operadora	39.8	31.6	22.1
Seguros	515.9	477.4	410.3
Fianzas	45.0	42.4	35.9
Inversora	76.4	69.5	52.8
Others	4.8	4.7	4.1
Total	**2,995.4**	**2,837.6**	**2,529.5**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,995.4 MM USD under US GAAP vs $3,025.4 reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)



10.9
12.4
11.2
11.0
9.3
7.7
O '01
N '01
D '01
J '02
F '02
M '02

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.4
Stock price (Mar'02)	12.44
Outstanding shares ('000)	3,075,861
Ticker	GFINBURO
S & P Debt Rating	BB+

Net Income

MM Ps.	1Q02 $	1Q02 %	4Q01 $	% chg vs. 4Q01	1Q01 $	% chg vs. 1Q01
Banco Inbursa	1,872.1	89%	990.3	89%	136.6	1270%
Operadora	66.0	3%	10.5	527%	25.5	158%
Seguros	140.4	7%	(29.1)	N.A	100.1	40%
Fianzas	(2.0)	0%	22.3	N.A	14.4	N.A
Inversora	38.9	2%	27.3	42%	37.8	3%
Others	(0.5)	0%	0.7	N.A	(2.4)	N.A
Total	**2,115.0**	**100%**	**1,022.2**	**107%**	**312.0**	**578%**

Total monetary position adjustment for Grupo Financiero Inbursa was $444.7 MM Ps during 1Q02.

- ***Grupo Financiero Inbursa*** *posted $2,115.0 MM Ps profits during the first quarter of 2002 vs $1,022.2 MM Ps profits in 4Q01, a 107% increase. When compared with 1Q01, profits increased 578%. This result is mainly explained by the reverse of deferred taxes,the increase in the loan portfolio, higher premiums and commissions as well as better market conditions.*

Operating Growth

	MM Ps	1Q00	2Q100	3Q00	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02
	Net Income	1,800.1	614.2	(247.0)	(782.7)	311.9	787.8	(603.4)	1,022.1	2,115.0
+	REPOMO	966.9	285.3	615.7	821.1	364.1	412.4	326.7	490.3	444.7
-	Security Trading net of Deferred Taxes	1,660.2	(126.9)	(285.9)	(998.2)	(48.5)	213.1	(1,200.3)	572.1	1,426.7
=	**Net Income adjusted by Repomo & Stock Trading net of Deferred Taxes**	**1,106.8**	**1,026.4**	**654.6**	**1,036.6**	**724.5**	**987.1**	**923.7**	**940.4**	**1,133.0**

- *Refelcting soudness in operations in the different subsidiaries, when adjusted for Repomo and stock trading net of deferred taxes, GFI's net income in 1Q02 was $1,333.0 MM Ps.*

- *If adjusted also by 1Q02 reserves creations in the insurance company and in the bank, net income would have been $1,917.6 MM Ps.*

Investment by Company

MM Ps.	1Q02 $	1Q02 %	4Q01 $	% chg vs. 4Q01	1Q01 $	% chg vs. 1Q01
Banco Inbursa	22,836.5	84%	21,086.5	8%	20,181.0	13%
Operadora	358.5	1%	293.4	22%	219.9	63%
Seguros	3,050.4	11%	2,913.4	5%	2,894.4	5%
Fianzas	294.2	1%	295.8	-1%	250.3	18%
Inversora	688.5	3%	651.6	6%	537.4	28%
Others	48.5	0%	44.1	10%	45.4	7%
Total	**27,276.7**	**100%**	**25,284.7**	**8%**	**24,128.5**	**13%**

- *Stockholders' equity of Grupo Financiero Inbursa reached $27,276.7 MM Ps in 1Q02, a 8% and 13% increase relative to 4Q01 and 1Q01, respectively.*

Sources & Uses of Funds (MM Ps as of March 2002)

SOURCES	Stockholders' Equity	Debt	Repos	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	22,836.5	32,765.8	19,810.4	3,329.8	301.5	1,228.1	**80,272.0**
Seguros Inbursa	3,050.4	-	-	19,316.5	125.8	601.6	**23,094.3**
Inversora Bursátil	688.5	-	24,323.1	-	24.4	119.4	**25,155.4**
Operadora Inbursa	358.5	411.7	-	-	(0.3)	10.7	**780.6**
Fianzas G-Inbursa	294.2	-	-	226.3	-	78.1	**598.6**
Others	48.5	-	-	-	-	16.1	**64.5**
TOTAL	**27,276.7**	**33,177.5**	**44,133.5**	**22,872.5**	**451.4**	**2,053.9**	**129,965.4**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income/MM Portfolio	Repos	Fixed Assets	Other Assets	Total
Banco Inbursa	11,190.0	32,538.1	12,710.8	19,820.3	193.0	3,819.7	**80,272.0**
Seguros Inbursa	1,380.9	1,020.3	17,279.0	-	906.3	2,507.8	**23,094.3**
Inversora Bursátil	136.3	-	598.7	24,323.2	32.3	64.9	**25,155.4**
Operadora Inbursa	155.2	-	608.7	-	-	16.8	**780.6**
Fianzas G-Inbursa	149.5	52.1	331.8	-	32.7	32.5	**598.6**
Others	11.4	1.7	5.3	5.5	30.5	10.1	**64.5**
TOTAL	**13,023.4**	**33,612.3**	**31,534.2**	**44,149.0**	**1,194.9**	**6,451.7**	**129,965.4**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $ 33,797.1 MM Ps
Assets in Custody: $ 307,886.8 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	1Q02 MM USD	4Q01 MM USD	1Q01 MM USD
Net income under CNBV GAAP	205.5	105.2	13.7
Adjustments on monetary positions	21.6	19.5	42.3
Adjustments on deferred liabilities	(153.2)	(34.6)	(18.5)
Others	4.0	15.5	1.4
Net Increase	(127.7)	0.5	25.2
Net Income Under US GAAP	**77.8**	**105.7**	**38.9**

- *Under US GAAP Banco Inbursa posted profits of $77.8 MM Ps during 1Q02 compared with $205.5 MM USD profits under the CNBV rules. This result is mainly explained by an important deduction on deferred liabilities due to deferred taxes that were recognize under the CNBV rules.*

Stockholders' Equity

	1Q02 MM USD	4Q01 MM USD	1Q01 MM USD
Stockholders´equity under CNBV GAAP	2,532.9	2,268.5	2,031.1
Monetary adjustments on Stockholders' equity	425.5	629.7	491.1
Exchange rate effect on Stockholders' equity	(384.5)	(396.8)	(360.4)
Acumulated deffered adjustments per year	(260.3)	(289.4)	(157.6)
Stockholders´Equity Under US GAAP	**2,313.5**	**2,212.0**	**2,004.2**

- *Stockholders' equity resulted in $2,313.5 MM USD under US GAAP in 1Q02. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,532.9 MM USD, $219.3 MM USD more. The difference is basically explained by three factors: $425.5 MM USD add back from monetary adjustments and $384.5 MM USD and $260.3 MM USD deductions from exchange rate effects and deferred adjustments, respectively.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted $1,872.1 MM Ps profits in the first quarter of 2002, compared with $136.6 MM Ps in the same quarter of 2001. This result is mainly explained by the reverse of deferred taxes, that were in excess in accordance to the new regulation, the increase in the loan portfolio, higher commissions and favorable conditions in the securities markets.

Financial Margin

Financial margin reached $360.4 MM Ps in 1Q02, a decreased 13% and 27% when compared with 4Q01 and 1Q01, respectively. This is explained by lower interest rates during the quarter.

Market Related Income

Market related income registered profits of $755.4.MM Ps in 1Q02 vs $134.8 MM Ps losses in 1Q01. This was mainly explained by more favorable market conditions during 1Q02.

Loan Loss Reserves

Reflecting Banco Inbursa's conservative policy in reserve creations, loan loss reserves were increased $447.7 MM Ps and $644.9 MM Ps during 1Q02, relative to 4Q01 and 1Q01, respectively, reaching a 11.4 loan loss reserves to past due loans ratio.

Non Interest Expenses

Non interest expenses reached $208.7 MM Ps in 1Q02, a 50% decreased relative to 4Q01. This result in mainly explained by non recurrent expenses registered during 4Q01.

Risk Adjusted Net Interest Income

MM Ps	1Q02	4Q01	1Q01
Interest Income	**1,337.1**	**1,332.0**	**1,909.3**
Interest on loans & securities	904.8	981.7	1,294.0
Repo´s interest income	400.3	322.0	592.0
Commissions & Fees	32.1	28.4	23.3
Interest Expenses	**(851.3)**	**(746.1)**	**(1,222.4)**
Interest on deposits & funding	(439.0)	(432.5)	(564.3)
Repo´s interest expense	(412.3)	(313.4)	(568.5)
Commissions & Fees	(0.0)	(0.1)	(89.6)
REPOMO	**(125.5)**	**(173.8)**	**(194.5)**
Financial Margin	**360.4**	**412.1**	**492.4**
Loan Loss Reserves (Net)	(680.8)	(233.1)	(35.9)
Risk Adjusted Net Interest Income	**(320.4)**	**179.0**	**456.5**

Market Related Income

MM Ps	1Q02	4Q01	1Q01
Financial Instruments Negotiable	642.2	1,531.0	(196.0)
Repos	7.8	(0.5)	(3.9)
Securities Purchases and Sales	165.9	(79.1)	3.5
Derivate Instruments	(60.5)	17.2	61.5
Total	**755.4**	**1,468.6**	**(134.8)**

Administrative and Promotion Expenses

MM Ps	1Q02	4Q01	1Q01
Personnel	27.9	35.1	27.1
Administrative Expenses	116.6	337.2	150.7
Contributions to IPAB	39.4	20.9	22.7
Depreciations and Amortizations	24.9	22.4	15.6
Administrative and Promotion Expenses	**208.7**	**415.7**	**216.1**

- ***Figures in this report are unaudited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to do comparisons are the December 2000 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries reached $58.7 MM Ps profits in 1Q02 compared with $3.8 MM Ps and $118.6 MM Ps losses in 4Q01 and 1Q01, respectively. This result is mainly explained by the results obtained by Sinca Inbursa.

On January 2002, Grupo Financiero Inbursa trough its subsidiary Sinca Inbursa, together with Grupo Carso through its subsidiary Empresas Frisco and Grupo Mexico through its subsidiary Infraestructura y Transportes de México (ITM) signed an Association Agreement in which Frisco and Sinca Inbursa will transfer their stockholding position in Ferrosur, to ITM in exchange of a 20% share in ITM. As a result of this association ITM will consolidate Ferrosur 100%. This transaction is still awaiting for the governmental authorities approvals.

On the other hand Siefore Inbursa contributed positively with $7.5 MM Ps in 4Q01.

Income Statement Selected Figures

MM Ps	1Q02	4Q01	1Q01
OTHER EXPENSES / INCOME	**(54.2)**	**(67.3)**	**(24.6)**
Earnings from dividends	0.0	0.0	0.0
Charge Offs	(0.1)	(4.3)	0.0
Recoveries	(5.0)	(0.5)	0.1
Repomo	(84.2)	(125.3)	(69.6)
Other Income	35.1	62.9	44.9
EARNINGS FROM SUBSIDIARIES	**58.7**	**(3.8)**	**(118.6)**
Sinca Inbursa	51.3	(11.2)	(127.2)
Siefore Inbursa	7.5	7.4	8.6
MONETARY POSITION RESULTS	**209.7**	**299.1**	**264.1**
Repomo - Margin	125.5	173.8	194.5
Repomo - Other expenses	84.2	125.3	69.6

Loan Portfolio and Asset Quality

Loan portfolio stood at $32,538 MM Ps at the end of March, 2002 a 26.8% increase relative to the same quarter of 2001, and a 8.2% increase vs 4Q01.

This results is explained by a higher market share due to the concentration of the Mexican financial system.

Loan loss reserves were increased from $2,813 MM Ps in 4Q01 to $3,330 MM Ps in 1Q02. If compared with the same period of 2001, loan loss reserves increased 41.5%. This amount represented a 11.4 times coverage relative to past due loans.

Loan Portfolio

MM Ps	1Q02	%	4Q01	%	1Q01	%
TOTAL LOAN PORTFOLIO	**32,538**	**100%**	**30,080**	**100%**	**25,662**	**100%**
Commercial	30,789	95%	28,200	94%	24,287	95%
Financial Institutions	781	2%	802	3%	198	1%
Consumer	1	0%	1	0%	0	0%
Housing	628	2%	707	2%	875	3%
Federal Government	47	0%	69	0%	66	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**292**	**1%**	**300**	**1%**	**237**	**1%**
LOAN LOSS RESERVES	**3,330**	**10%**	**2,813**	**9%**	**2,354**	**9%**

	1Q02	4Q01	1Q01
Pesos	68%	66%	53%
USD	32%	34%	47%
Secured *	77%	80%	56%
Unsecured	23%	20%	44%

* Collateral, real guarantees and guarantors

Banco Inbursa Selected Ratios

	Mar-02	Mar-01	System Dic '01
Loans / Total Assets	61.4%	57.5%	57.9%
PDL / Loan Portfolio	0.9%	0.9%	5.1%
LLR / PDL (times)	11.4	10.0	1.2
Op. Cost-Other Inc./Fin. Margin	48.2%	34.8%	76.0%

Past due loans decreased 3% in 1Q02 relative to 4Q01. This reduction was achieved through restructures on solid grounds

The total amount of loans are recorded as past due on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of March 2002, these loans represented $822 MM Ps.

Past Due Loans

Current Ps	$ MM Ps	%
PDL December 31, 2001	**296.37**	
- Decreases in PDL	**128.99**	**100.0%**
- Recoveries & Restructures	128.99	100.0%
- Write Offs	0.00	0.0%
+ Increases in PDL	**124.29**	**100.0%**
- Exchange rate effects	-2.34	-1.9%
- New PDL	126.62	101.9%
PDL March 31, 2002	**291.67**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 10.2% market share as of December 2001. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Capitalization

Banco Inbursa remains as one of the best capitalized banks in Mexico with a 26.3% TIER 1 Capital ratio as of March 2002.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of March 2002, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $94.7 MM Ps with its March 2002 portfolio which would have represented 0.53% of its December 2001 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Manufactures 23%
Services 12%
Infraestructure and Housing Development 4%
Steel 5%
Transport 10%
Retailing 14%
Others 4%
Food 5%
Textile 3%
Media and Entreteinment 20%

Capitalization Ratio

MM Ps as of March, 2002	Mar '02	Dec '01	Mar '01	Mkt. Avg. Dic '01
Credit Risk Assets	**38,998.7**	**37,418.1**	**42,845.3**	**725,159.6**
Tier 1 Capital	49.8%	48.6%	42.0%	16.1%
Net Capital	51.0%	49.8%	43.2%	19.0%
Credit & Portfolio Risk Assets	**73,764.2**	**68,942.1**	**75,227.7**	**931,342.2**
Tier 1 Capital	26.3%	26.4%	23.9%	12.5%
Net Capital	27.0%	27.0%	24.6%	14.8%

Value at Risk * 1Q02 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	25,300.2	(58.8)	-0.33%
Equity	7,158.6	(82.3)	-0.46%
Banco Inbursa	32,458.8	(94.7)	-0.53%
TIER 1 CAPITAL (2)	17,929.3		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 1Q02 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio
USD*	10,271.3	280.4	1,745.9	17.00%
MXP	20,339.0	11.3	1,263.9	6.21%
UDI´s*	1,636.2	0.0	320.0	19.56%
Total	**32,246.5**	**291.7**	**3,329.8**	**10.33%**

* *Both figures, USD and UDI´s are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa posted $45.2 MM Ps profits as of 1Q02 a 33% decrease relative to the same period of 2001 and a 29% decrease relative to 4Q01. This result is mainly explained by lower commission income due to the decrease of real interest rates.

Voluntary Savings

Voluntary savings (net) managed by Afore Inbursa decreased 4.2% in 1Q02 relative to 4Q01 reaching $192.1 MM Ps. The decrease is explained by the reduction in the economic activity. Afore Inbursa's voluntary savings represented a 12% market share.

Average saving per Worker

As a consequence of the new affiliate base coming from the concentrating account, the average saving per worker of Afore Inbursa posted $11 thousand Ps in 1Q02 a 10% decrease relative to 4Q01.

Stockholders´Equity

Stockholders' equity increased from $386.1 MM Ps in 1Q01 to $650.0 MM Ps in 1Q02 a 68.4% increase. When compared with 4Q01 stockholders´ equity increased 6.7%.

Affiliate Base & Assets Under Management

Assets under management reached $19,563.4 MM Ps as of March 2002 a 35% increase relative to the same period of 2001 and a 6% increase vs 4Q01.

Affiliate base decreased 1% in 1Q02 relative 4Q01 as a result of depuration in the affiliate base coming from the concentrating account.

The average minimum wages/affiliate ratio was 6.97 as of March 2002, compared with 3.78 market average. Inbursa ranks first among the Afore system.

Selected Figures

MM Ps	1Q02	4Q01	1Q01
Comission Income	100.4	119.1	134.4
Total General Expenses	**(30.6)**	**(30.5)**	**(32.2)**
Administrative Expenses	(19.1)	(16.5)	(17.8)
Operating Expenses	(11.5)	(13.9)	(13.6)
Promotion Expenses	(0.0)	(0.0)	(0.8)
Depreciation & Amortization	(3.7)	(3.8)	(3.6)
Operating Income	66.1	84.9	98.6
Other Income	5.3	6.7	18.7
REPOMO	(5.9)	(6.9)	(9.2)
Net Income	45.2	63.5	67.0
Investments	410.7	347.4	233.0
Fixed Assets	27.0	30.6	27.9
Total Assets	735.7	791.6	467.3
Stockholders' Equity	650.0	609.1	386.1

Affiliate Quality

	1Q02	4Q01	1Q01	Mkt. Share Mar-02
Affiliattes (#)	1,084,499	1,095,802	394,877	4.1%
Assets Under Mngmt. (MM Ps)	19,563.4	18,516.0	14,481.5	7.3%

	1Q02	4Q01	1Q01	Mkt. Avg Mar-02
Avg. Min. Wages/Affiliate	6.97	6.81	9.41	3.78
Active Workers/Affiliate	37.9%	40.2%	70.7%	44.3%
ROE*	27.8%	47.5%	34.2%	51.7%

*Anualized



Assets Under Management
1Q00-1Q02
(MM Ps)
11,174.4
11,729.7
12,813.1
13,443.0
14,481.5
15,497.4
17,577.1
18,516.0
19,563.4
CAGR = 7.3%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**0.0%**
Zurich	-7.5%
Principal	-8.1%
Banorte Generali	-8.8%
Banamex Aegon	-9.2%
Allianz Dresdner	-9.3%
XXI	-9.6%
Tepeyac	-10.6%
Bancomer	-11.7%
ING	-12.0%
Profuturo GNP	-12.3%
Santander Mexicano	-14.3%
System Average	**-9.3%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to March 31, 2002.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, wich was Inbursa as of March 2002.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	1Q02 MM USD	4Q01 MM USD	1Q01 MM USD
Net income under CNSF GAAP	15.6	(2.4)	10.1
Reserves Adjustments	9.8	13.9	4.0
Investments Adjustments	(19.5)	(34.8)	1.0
Deferred Taxes	(9.3)	(5.0)	0.0
Deferred Acquisition Costs	(4.5)	21.9	6.7
Monetary Positions Adjustments	24.4	18.0	8.7
Others	6.2	18.2	(12.4)
Net Increase	7.1	32.2	8.0
Net Income Under US GAAP	**22.6**	**29.8**	**18.1**

- *Seguros Inbursa´s net income reached $22.6 MM USD during 1Q02 under US GAAP, $7.1 MM USD more than those registered under the CNSF rules. This result is mainly explained by $40.4 MM USD add-backs coming from reserves, monetary position and other adjustments together with $33.3 MM USD deductions in investments deferred taxes and acquisition costs. If compared with 4Q01 and 1Q01, net income decreased 24% and increased 25%, respectively.*

Stockholders' Equity

	1Q02 MM USD	4Q01 MM USD	1Q01 MM USD
Stockholders´equity under CNSF GAAP	338.3	313.4	291.3
Adjustments on Assets	95.6	116.3	25.0
Deferred Acquisition Cost	74.0	78.9	51.5
Fixed Assets	48.4	51.2	(25.1)
Others	(26.8)	(13.8)	(1.4)
Reserves Adjustments	422.3	305.9	295.6
Deferred Taxes	(282.0)	(259.4)	(202.8)
Others	(58.3)	1.2	1.2
Net Increase	177.6	164.0	119.0
Stockholders´Equity Under US GAAP	**515.9**	**477.4**	**410.3**

- *Seguros Inbursa's Stockholders' equity resulted $ 515.9 MM USD under US GAAP in 1Q02 compared with $338.3 MM USD under the CNSF rules. The difference is basically explained by: $95.6 MM USD and $422.3 MM USD add-backs from adjustments on assets and reserves, respectively, and deductions of $282.0 MM USD and $58.3 MM USD from deferred taxes and other adjustments, respectively.*

SEGUROS INBURSA

(Insurance)

Seguros Inbursa posted $140.4 MM Ps profits in 1Q02 compared with losses of $29.1 MM Ps in 4Q01. When compared with 1Q01, net income increased 40%. This is mainly explained by a 21% growth in total premiums due to the significant increase in the life and Accidents & Health businesses, 104% and 16% increase respectively.

Technical income reached $66.7 MM Ps profits compared with $254.4 MM Ps losses in 4Q01 and $6.7 profits in the same period of 2001.

Seguros Inbursa continued growing in terms of direct premiums while maintaining efficient combined ratios in the different lines of businesses.

Total Premiums	Breakdown 1Q02	Growth Rate 1Q02 vs 1Q01	Combined Ratio (Mar '02)	Combined Ratio (Mkt Avg.) (Dec '01)
P&C	9%	-17%	85.2%	103.0%
Automobile	15%	-7%	89.9%	100.3%
Life	44%	104%	95.7%	100.5%
Acc. & Health	7%	16%	91.4%	100.3%
Annuties	24%	-11%	N.A	N.A
Total	**100%**	**21%**	**90.0%**	**98.5%**

Seguros Inbursa Selected Financial Information

MM Ps	1Q02	4Q01	1Q01
Direct Premiums	2,702.2	2,676.7	2,229.1
Reserves Provisions	1,095.4	1,053.5	828.3
Technical Income	66.7	(254.4)	6.7
Net Financial Income	365.0	498.5	404.7
Repomo	(219.9)	(148.8)	(87.7)
Net Income	140.4	(29.1)	100.1
Assets	23,094.3	21,803.9	18,308.4
Investments	19,791.2	18,487.1	15,577.3
Reserves	18,876.7	17,402.9	14,042.2
Stockholders' Equity	3,050.4	2,913.4	2,894.4

Seguros Inbursa remained as one of the most sound companies in Mexico, increasing 27.1% its investments and 34.4% its reserves in 1Q02 relative to the same period of 2001, representing a 1.05 times investments to reserves ratio. Premiums and investment growths were achieved while maintaining an efficient 90.0% combined ratio, which allowed the company to continue growing with profitability.

	Growth Rate 1Q02 vs 1Q01
Total Premiums	21%
Accquisition Costs	-9%
Technical Income*	22%
Operating Expenses	-19%
Investments	27%
Increase in Reserves	34%

* Adjusted for the Annuities and Life Bussinesses

	RATIOS 1Q02	RATIOS 1Q01	Market AVG Dec '01
Inv / Assets	85.7%	85.1%	84.8%
Inv / Reserves	1.05	1.11	1.06
Res / Premiums	6.99	6.30	0.16
Combined Ratio	90.0%	94.2%	98.5%

The annuities business market share stood in 21.3% in the period January - March 2002, 5.6 percentage points more than our closer competitor. It is worth to mention that reserves creations for the annuities business grew 38.3% in 1Q02 if compared with 4Q01.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $66.0 MM Ps profits in 1Q02 compared with $10.5 MM Ps profits in 4Q01 and $25.5 MM Ps in 1Q01. More favorable conditions in the Mexican securities market is the main driver behind this result.

Funds under management reached $23,062 MM Ps at the end of the quarter.

Funds Under Management
March 2002

Dinbur
$ 7.9 bn Ps


Gov. Bonds
(Nom. Rate)
88%
CD's
1%
Gov. Bonds
(Real Rate)
11%

Fonibur
$ 8.8 bn Ps


CD's
17%
Gov.
Securities
34%
Stocks
49%

Fondo Inbursa
$ 4.1 bn Ps


Stocks
61%
Gov.
Securities
37%
CD's
2%

Inburex
$ 2.2 bn Ps


Long Term
Debt
6%
CD's
63%
MTNs
31%

Mutual Funds
(March, 2002)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	7,692.7	7.15%	6.10%	
DINBUR 2	Fixed Income	220.8	6.49%	6.70%	
INBUREX	Fixed Income	2,204.8	9.82%	6.70%	
INBURSA	Stock´s, Bonds $ M.M.	4,116.7	27.64%	33.95%	15.53%
FONIBUR	Stock´s, Bonds $ M.M.	8,827.5	33.21%	33.95%	

* MSE = Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursátil posted $38.9 MM Ps net income in 1Q02 compared with $27.3 MM profits Ps in 4Q01, a 42.2% increase. This was mainly explained by better market conditions together with higher commissions from underwriting and trading.

In the first quarter 2002 Inversora Bursatil underwrote $88.6 bn Ps in Commercial Paper continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps.	1Q02	4Q01	1Q01
Operating Margin	71.6	48.2	44.7
Interest Income	(4.5)	4.7	3.3
Net Income	38.9	27.3	37.8
Total Assets	861.9	888.0	780.8
Investment Portfolio	696.6	684.5	674.9
Stockholders' Equity	688.5	651.6	537.4
Assets in Custody	396,019.8	366,238.7	302,691.0

FIANZAS GUARDIANA INBURSA
(Bonds)

Fianzas Guardiana Inbursa posted losses of $2.0 MM Ps in 1Q02. This result is mainly explained by a less dynamic economic scenario during the quarter. Direct premiums decreased 42.5% in 1Q02 vs 4Q01.

Select Figures

MM Ps	1Q02	4Q01	1Q01
Direct Premiums	46.0	80.1	65.0
Technical Income	5.1	26.2	12.1
Earnings From Investments	5.0	7.1	10.7
Monetary Position	(5.5)	(3.6)	(3.7)
Net Income	(2.0)	22.3	14.3
Total Assets	598.6	624.4	567.1
Investments	521.1	527.7	471.2
Reserves	225.8	252.8	226.6
Stockholders' Equity	294.2	295.8	250.3

APPENDIX
US GAAP

Investment by Company

MM USD	1Q02 $	1Q02 %	4Q01 $	% chg vs. 4Q01	1Q01 $	% chg vs. 1Q01
Banco Inbursa	2,313.5	77%	2,212.0	5%	2,004.2	15%
Operadora	39.8	1%	31.6	26%	22.1	80%
Seguros	515.9	17%	477.4	8%	410.3	26%
Fianzas	45.0	2%	42.4	6%	35.9	25%
Inversora	76.4	3%	69.5	10%	52.8	45%
Others	4.8	0%	4.7	1%	4.0	19%
Total	**2,995.4**	**100%**	**2,837.6**	**6%**	**2,529.4**	**18%**

Net Income

MM USD	1Q02 $	1Q02 %	4Q01 $	% chg vs. 4Q01	1Q01 $	% chg vs. 1Q01
Banco Inbursa	77.8	69%	105.7	-26%	38.9	-100%
Operadora	7.6	7%	1.6	372%	2.8	172%
Seguros	22.6	20%	29.8	-24%	18.1	25%
Fianzas	1.3	1%	1.2	8%	1.7	-23%
Inversora	4.8	4%	3.3	43%	17.0	-72%
Others	(0.6)	-1%	0.2	-403%	(0.8)	N.A
Total	**113.4**	**100%**	**141.8**	**-20%**	**77.7**	**46%**

Sources & Uses of Funds
(MM USD)

	SOURCES						
	Stockholders' Equity	Debt	Repos	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	2,313.5	3,634.2	2,197.2	369.3	246.3	136.2	**8,896.8**
Seguros Inbursa	515.9	-	-	1,671.4	301.8	167.9	**2,657.0**
Inversora Bursátil	76.4	-	3.3	-	1.4	13.2	**94.3**
Operadora Inbursa	39.8	45.7	-	-	(0.0)	1.1	**86.6**
Fianzas G-Inbursa	45.0	-	-	3.9	-	16.9	**65.7**
Others	4.7	-	-	-	-	1.7	**6.4**
TOTAL	**2,995.4**	**3,679.9**	**2,200.5**	**2,044.5**	**549.5**	**337.0**	**11,806.9**

	USES						
	Investment* Portfolio	Loan Portfolio	Fixed Income/MM Portfolio	Repos	Fixed Assets	Other Assets	Total
Banco Inbursa	1,235.1	3,608.8	1,409.8	2,198.4	20.3	424.6	**8,896.8**
Seguros Inbursa	1,089.4	44.1	906.5	-	148.8	468.1	**2,657.0**
Inversora Bursátil	15.1		66.4	3.3	2.3	7.2	**94.3**
Operadora Inbursa	17.2	-	67.5	-	-	1.9	**86.6**
Fianzas G-Inbursa	-	5.8	24.8	-	2.6	32.6	**65.7**
Others	1.3	0.2	-	0.6	3.4	1.0	**6.4**
TOTAL	**2,358.1**	**3,658.9**	**2,475.1**	**2,202.2**	**177.4**	**935.2**	**11,806.9**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	1Q02	%	4Q01	%	1Q01	%
TOTAL LOAN PORTFOLIO	**3,609**	**100%**	**3,236**	**100%**	**2,583**	**100%**
Commercial	3,415	95%	3,03494	%	2,444	95%
Financial Institutions	87	2%	86	3%	20	1%
Consumer	0	0%	0	0%	0	0%
Housing	70	2%	76	2%	88	3%
Federal Government	5	0%	7	0%	7	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**32**	**1%**	**32**	**1%**	**24**	**1%**
LOAN LOSS RESERVES	**369**	**10%**	**303**	**9%**	**237**	**9%**

	1Q02	4Q01	1Q01
Pesos	68%	66%	53%
USD	32%	34%	47%
Secured *	77%	80%	56%
Unsecured	23%	20%	44%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of March 31, 2002)

	TIER 1 CAPITAL	**19,416**	
STOCKHOLDERS' EQUITY			22,837
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS			-
LESS:	INVESMENT IN SUBORDINATED DEBT		-
	INVESTMENTS IN FINANCIAL INSTITUTIONS		1,209
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS		1,260
	FINANCING GRANTED FOR THE AQUISITION OF SHARES		-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES		789
	EXCESS ON DEFERRED TAXES		-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES		163
	OTHER ASSETS		-
	TIER 2 CAPITAL	**472**	
CAPITALIZATION INSTRUMENTS			-
GENERAL PREVENTIVE RESERVES			472
SUBORDINATED DEBT			-
	TIER 1 & 2 CAPITAL	**19,888**	

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	12,769	1,021
PESO OR UDI REAL INTEREST RATE OPERATIONS	257	21
FOREIGN CURRENCY NOMINAL INTEREST RATE	1,759	141
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	10	1
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	3,801	304
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	16,171	1,294
TOTAL	**34,766**	**2,781**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,063	115
GRUOP III (RISK WEIGHT 100 %)	35,195	2,906
SUB-TOTAL	**36,258**	**3,021**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	2,741	99
TOTAL	**38,999**	**3,120**

INVESTMENT IN SECURITIES
March 31, 2002
(Constant 000´s Pesos as of March 31, 2002)

TRADING PORTFOLIO	**10,545,803**
Securities	7,125,681
Securities Issued by Finantial Institutions	0
Bonds	3,094,593
Government Securities	325,529
SECURITIES HELD FOR SALE	**1,854**
Government Securities	1,854
SECURITIES HOLD TO MATURITY	**102,391**
Bearer Notes	102,391

REPURCHASE PORTFOLIO
March 31, 2002
(Constant 000´s Pesos as of March 31, 2002)

REPURCHASE AGREEMENTS	**2,847**
Cetes	0
Bondes	2,978
Ajustabonos	60
Bankers´ Acceptances	(191)
RESELL AGREEMENTS	**7,127**
Cetes	0
Bondes	6,919
Ajustabonos	(60)
Bankers´ Acceptances	268

DEFERRED TAXES
March 31, 2002
(Constant 000´s Pesos as of March 31, 2002)

TOTAL DEFERRED TAXES	**300,748**
Foreign Exchange Investments	69,325
Investments	56
Stocks	334,282
Permanent Equity Investments	(109,758)
Repos	8,245
Forwards	13,489
Swaps	(14,891)

LOAN PORTFOLIO
(Constant 000's Pesos as of March 31, 2002)

	1Q02 PERFORMING LOANS	PAST DUE LOANS
Commercial	30,789	289
Interbank	781	-
Consumer	1	-
Mortgages	628	3
Government	47	-
Fobaproa Bonds	-	-
Total	**32,246**	**292**

LOAN PORTFOLIO	1Q02
Total Loan Portfolio	32,538
Loan Loss Reserves	3,330
TOTAL LOAN PORTFOLIO (NET)	**29,208**

DEBTOR SUPPORT PROGRAMS	TOTAL	COST
Dicounts on Mortgages	1	-
Discounts on Agricultural & Fisheries	-	-
Discounts on Small & Medium Size Companies	1	-
Total	**2**	-

For recently created banks, the cost of bail-out programs is 100% absorbed by the federal government.

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI's	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	18,931	1,618	10,240	**30,789**
Interbank	750	-	31	**781**
Consumer	1	-	-	**1**
Mortgages	610	18	-	**628**
Government	47	-	-	**47**
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**20,339**	**1,636**	**10,271**	**32,246**
PAST DUE LOANS				
Commercial	8	-	281	**289**
Mortgages	3	-	-	**3**
Total Past Due Loans	**11**	**0**	**281**	**292**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

	Loan Loss Reserves at December 31, 2001 (constant million pesos as of March 31, 2002)	**2,865**
-	Adjustment for inflation December 2001 - March 2002	90
	Loan Loss Reserves at December, 2001 (million nominal pesos)	**2,775**
+	Provisions recorded during the period	580
+	Currency valuation & other	-25
	Loan Loss Reserves at March 31, 2002.	**3,330**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant 000's Pesos as of March 31, 2002)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	33,797	3,330
Commercial Loans	32,382	3,155
Risk "A"	21,139	131
Risk "B"	7,914	1,544
Risk "C"	2,443	864
Risk "D"	417	250
Risk "E"	402	366
Except Federal Government	68	0
Past Due Interest		
Interbank Loans	781	17
Risk "A"	751	5
Risk "B"	0	0
Risk "C"	30	12
Risk "D"		
Risk "E"		
Past Due Interest		
Mortgages Loans	634	158
Risk "A"	18	0
Risk "B"	422	78
Risk "C"	190	79
Risk "D"		
Risk "E"	3	1
Past Due Interest		
Aditional Reserves		0

MM current Ps as of March, 2002

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	65.0%	21,929	0% - 0.99%	136
B	24.7%	8,336	1% - 19.99%	1,622
C	7.9%	2,663	20% - 59.99%	955
D	1.2%	417	60% - 89.99%	250
E	1.2%	405	90% - 100%	367
Subtotal	**100%**	**33,750**		**3,330**
Plus:			**Less:**	
Non-Classified portfolio	-	-	Reserves Actualization	-
Plus:				
Exceptued portfolio	0.1%	47		
Total Credit Portfolio	**100%**	**33,797**	**Total Reserves**	**3,330**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING MARCH 31,2002, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF MARCH 31, 2002. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.
2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.
3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON MARCH 31, 2002.
4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF MARCH 2002 FOR $69,000 Ps
5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS AS OF MARCH 2002 FOR $91,000 Ps
6.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF MARCH 31, 2002.

LONG TERM DEBT

(Constant 000's Pesos as of March '02)

DEPOSITS	Balance		Weighted Rate	
	M.N	USD	M.N	USD
Bank Bonds	1,812,240	-	7.7%	-

DERIVATIVES INSTRUMENTS

(000's Pesos as of March' 02)

	USD	Pesos
Hedging Derivatives		
Forwards		
Ask	300,250.0	-
Bid	-	-
Transactional Derivatives		
Forwards		
Ask	50,902.9	-
Bid	900.0	-
TIIE 28	-	-
TIIE 28	-	-
Futures		
TIIE 28	-	-
Dollar	-	-
Pesos	2,168.0	-
TOTAL	**352,420.9**	-

MATURITY	TOTAL
1 to 7 days	541,698
8 days to 1 month	-
1 to 3 months	-
3 to 6 months	45,660
6 to 9 months	360,685
9 months to 1 year	13,970
1 to 2 years	1,665,744
2 to 3 years	841,069
3 to 4 years	1,532
4 to 5 years	24,345
5 to 7 years	33,320
7 to 9 years	35,435
more than 9	-
TOTAL	**3,563,458**

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of March '02)

	March 31,2002
Pesos	1,178,217
USD*	2,385,241
TOTAL	**3,563,458**

BALANCE:

PESOS	Balance	Weighted
Call money	540,263	
Discounts	637,429	
Interbanking	525	
	1,178,217	**5.86%**

USD*	Balance	Weighted
Loans from foreing banks	2,272,828	
Loans from national banks	99,176	
Interbanking	13,237	
	2,385,241	**3.02%**

* Figures in USD are expressed in Pesos

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement US GAAP (MM USD)

	Mar-01	Mar-02
Interest Income	135.6	94.3
Interest Expense	65.6	46.9
FINANCIAL MARGIN	**70.0**	**47.4**
Loan Loss Provisions	3.8	75.5
RISK ADJUSTED NII	**66.2**	**-28.1**
Premiums	124.9	186.2
Comissions & Tariffs	22.5	23.5
Market-Related Income	31.6	136.3
TOTAL OPERATING INCOME	**245.2**	**318.0**
Aquisiton Cost	29.5	41.4
Contrctual obligatios & other net Cost	83.4	102.4
Policies dividends	15.2	25.7
Other Insurance & Bond reserves	2.5	3.3
Administrative Expenses	42.3	53.5
OPERATING INCOME	**72.3**	**91.6**
Other Expenses (Products)	-0.2	-0.2
NET INCOME BEFORES TAXES	**72.5**	**91.8**
Incurred Income Tax	13.2	5.6
Deferred Income Tax	-1.9	-17.3
NET INCOME BEFORE SUBSIDIARIES	**61.2**	**103.5**
Participated net income from subs.	16.7	10.3
RESULTS FROM CONTINUED OPERATION	**77.9**	**113.8**
NET INCOME	**77.9**	**113.8**
MINORITY INTEREST	**0.3**	**0.4**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet US GAAP (MM USD)

	Mar-01	Mar-02
ASSETS		
Cash & due from Banks	**604.3**	**528.0**
Financial Instruments	**2,194.1**	**3,130.3**
Negotiable	961.9	1,603.7
For Sale	710.4	587.6
Held to Maturity	521.8	939.0
Unlisted Securities	0.0	0.0
Investments in Real State for Leasing	**14.9**	**14.3**
Repos & Derivatives	**21.3**	**496.4**
Repo Operations	4.0	4.7
Securities to be received in credit Operations	0.0	0.0
Derivatives	17.3	491.7
LOANS	**2,924.9**	**3,873.5**
Commercial	2,892.4	3,803.7
Interbank	19.9	0.0
Consumer	2.2	0.2
Housing	10.0	64.3
Federal Government	0.4	5.2
FOBAPROA/IPAB	0.0	0.0
PAST-DUE LOANS	**23.9**	**32.4**
TOTAL GROSS LOANS	**2,948.8**	**3,905.8**
Loan Loss Reserves	236.9	369.3
TOTAL NET LOANS	**2,711.9**	**3,536.5**
Receivables,Sundry Debtors & Adv. Payments	262.0	693.6
Fixed Assets (net)	172.6	184.0
Repossessed Assets	3.9	2.6
Permanent Equity Investments	448.7	383.0
Deferred Taxes (net)	0.0	0.0
Other assets,deferred charges & intangible	176.3	238.8
TOTAL ASSETS	**6,610.0**	**9,207.4**

	Mar-01	Mar-02
LIABILITIES		
DEPOSITS	**1,202.1**	**2,428.9**
Demand Deposits	95.8	67.6
Time Deposits	916.5	122.9
Bank Bonds	189.9	2,238.4
Contingency claim & Premium Reserves	**1,130.9**	**1,675.2**
INTERBANK LOANS & OTHER	**831.8**	**349.6**
REPO & DERIVATIVES OPERATIONS	**2.3**	**477.4**
Repo Operations	2.3	3.0
Credit related operations	0.0	0.0
Derivatives	0.0	474.4
OTHER ACCOUNTS PAYABLE	**461.1**	**721.8**
Income tax & Employee profit sharing	85.4	56.6
Other accounts payable	375.7	665.2
DEFERRED TAXES	445.4	548.0
DEFERRED CREDITS	4.5	6.8
TOTAL LIABILITIES	**4,078.1**	**6,207.8**
STOCKHOLDERS' EQUITY		
SUSCRIBED CAPITAL	**1,016.0**	**1,016.0**
Paid-in Capital	1,016.0	1,016.0
EARNED CAPITAL	**1,513.7**	**1,979.4**
Retained Earnings	1,384.1	1,742.4
Adjusments for changes in Accounting Principles	129.6	237.0
Minority Interest	2.3	4.1
TOTAL STOCKHOLDERS´ EQUITY	**2,532.0**	**2,999.6**
LIABILITIES & STOCKHOLDERS' EQUITY	**6,610.1**	**9,207.4**

BANCO INBURSA

Consolidated Income Statement Under US GAAP (MM USD)

	Mar-01	Mar-02
Interest Income	140.7	87.1
Interest Expense	65.6	48.3
Financial Margin	**75.1**	**38.8**
Loan Loss Provisions	3.8	75.5
Risk Adjusted Net Interest Income	**71.3**	**-36.7**
Comissions and Fees	17.0	15.7
Market-Related Income	-21.3	91.2
Operating Revenues	**67.0**	**70.2**
Non-Interest Expense	21.7	26.1
Operating Income	**45.2**	**44.1**
Other Income (Expenses)	0.0	0.0
Earnings Before Taxes	**45.2**	**44.1**
Incurred Income Tax & Profit Sharing	6.6	0.7
Deferred Income Tax	5.2	-25.6
Net Income before Subsidiaries' Net Income	**33.4**	**68.9**
Subsidiaries' Net Income	5.8	9.2
Continous Operations' Net Income	**39.2**	**78.1**
Discontinued Operations & Extraordinary Items	0.0	0.0
Minority Interest	-0.3	-0.4
Net Income	**38.9**	**77.8**

BANCO INBURSA
Consolidated Balance Sheet UUS GAAP (MM USD)

	Mar-01	Mar-02
Assets		
Cash & Due From Banks	**610.3**	**527.2**
Financial Instruments	**748.0**	**1,271.7**
Negotiable	729.3	1,260.1
For Sale	0.2	0.2
Held to Maturity	1.1	11.4
Futures and Advanced Contract	17.3	0.0
Unlisted Securities	0.0	0.0
Repos & Derivatives	**0.0**	**492.8**
Repo Operations	0.0	1.1
Derivatives	0.0	491.7
Guarantee Instruments	0.0	0.0
LOANS	**2,924.8**	**3,576.4**
Discounts	364.5	98.2
Unsecured	294.3	823.6
Secured	2,189.7	2,238.7
Housing	9.8	64.3
Consumer	0.0	0.2
Financial Leasing	29.3	20.5
Recoveries & Restructures	30.6	325.8
Federal Government	6.7	5.3
FOBAPROA	0.0	0.0
Past-Due Loans	**23.9**	**32.4**
Total Gross Loans	**2,948.7**	**3,608.8**
Preventive Provision for Credit Risks	**-236.9**	**-369.3**
Total Net Loans	**2,711.7**	**3,239.4**
Receivables,Sundry Debtors & Adv. Payments	39.7	386.4
Fixed Assets (net)	18.9	26.9
Repossessed Property	3.9	2.6
Permanent Equity Investments	338.4	350.0
Deferred taxes (net)	0.0	0.0
Other assets,deferred charges & intangible	34.3	50.0
TOTAL ASSETS	**4,505.4**	**6,346.9**

	Mar-01	Mar-02
Liabilities		
Deposits	**1,204.6**	**2,431.8**
Demand Deposits	288.1	70.5
Time Deposits	121.1	122.9
Bank Bonds	795.4	201.0
MTN´ s	0.0	2,037.4
Interbank Loans & Other	831.8	395.2
Repo Operations	0.4	0.0
Trading Options	0.0	0.0
Derivatives	0.0	474.4
Other Accounts Payable	197.6	448.0
Income Tax & Employee Profit Sharing	41.3	28.2
Deferred Taxes	218.7	244.8
Deferred Credits	4.5	6.8
TOTAL LIABILITIES	**2,498.8**	**4,029.2**
SUSCRIBED CAPITAL	**987.1**	**987.1**
Paid-in Capital	987.1	987.1
Share subscription premium	0.0	0.0
EARNED CAPITAL	**1,019.4**	**1,330.6**
Capital Reserves	193.8	193.8
Retained Earnings	1,144.7	1,334.9
Income of Changes on Accounting Principles	0.0	0.0
Available for Sale	0.0	0.0
Adjustment for Changes on Accounting Principles	-360.4	-280.1
Net income of the period	38.9	77.8
Minority Interest	2.3	4.1
Total Stockholders´ Equity	**2,006.6**	**2,317.7**
LIABILITIES & STOCKHOLDERS´ EQUITY	**4,505.4**	**6,346.9**

SEGUROS INBURSA

Income Statement US GAAP (MM USD)

	Mar-01	Mar-02
Revenue	**165.7**	**223.2**
Premiums	117.8	179.4
Investments Net.	25.6	30.8
Earnings (losses) in premiums realized	12.5	11.9
Subsidiaries results	9.8	1.1
Benefitts, Expenses and Claims	141.1	191.4
Benefitts, Claims and Adjustments claims expenses	76.4	95.5
Acquisition Cost	30.1	41.6
Policies Dividends	15.2	25.7
Other Reserves Increase	2.5	3.3
Provision for employee profit sharing	1.3	5.4
Operating Expenses	15.7	19.9
Income Before Taxes	**24.5**	**31.8**
Income tax	0.9	0.0
Deferred Income tax	5.5	9.2
Net income	**18.1**	**22.6**

SEGUROS INBURSA
Balance Sheet US GAAP (MM USD)

	Mar-01	Mar-02
ASSETS		
Investments	**1,486.3**	**2,040.1**
Financing operation investments		7.4
Negotiable Investments	**125.7**	**526.8**
Fixed Income	125.7	526.8
Equity	0.0	0.0
Investements for Sale	**673.8**	**562.6**
Fixed Income	581.9	437.2
Equity	91.9	125.5
Held to Maturity Investments	475.0	883.5
Investments on Real Estate for Leasing	14.3	14.3
Investments on Subsidiaries	154.2	1.4
Loans on policies	43.3	44.1
Cash	-2.3	-4.1
Interest Debtors	11.6	16.3
Premium debtors & Receivable	146.5	187.3
Reinsurers and receivable	**38.7**	**88.8**
Benefitts and claims	19.4	69.7
Policies reserves	19.4	19.2
Deferred Aquisition cost	51.4	74.0
Fixed Assets, net	51.3	148.8
Other assets	84.3	105.7
Total assets	**1,867.7**	**2,657.0**

	Mar-01	Mar-02
LIABILITIES		
Technical reserves	**1,117.7**	**1,671.4**
Unearned premium reserve, claims pending for paid, life & health	770.5	1,184.2
Pending claims reserve, accidents & casualties and health	74.9	158.5
Other insurances fund	63.3	75.9
Unearned premiums reserve of accident & casualty, and health	192.4	227.8
Other reserves	16.7	24.9
Reinsurances payable	**16.7**	**8.8**
Retained deposits	1.6	0.1
Reinsurance premiums and payable	15.1	8.8
Deferred taxes	222.2	301.8
Income tax & profit sharing	15.7	2.3
Value Added Tax	18.8	21.9
Other labilities	66.3	134.9
Total liabilities	**1,457.4**	**2,141.0**
Stockholders equity		
Paid in capital	131.7	152.7
Other reserves	41.2	76.8
Net Income	18.1	22.6
Retained earnings	204.3	270.0
Acummulated Deferred Taxes	-112.8	-112.7
Adjustments for Changes in Accounting Principles	73.6	50.9
Gain on valuation of real estate	54.2	55.7
Total stockholders equity	**410.3**	**515.9**
Total liabilities and stockholders equity	**1,867.7**	**2,657.0**

OPERADORA INBURSA

Income Statement US GAAP (MM USD)

	Mar-01	Mar-02
Earnings from Investment Sales	0.35	0.01
Asset Management Income	4.31	5.23
Earnings form Interest	0.00	0.37
Unrealized Gain on Portfolio Valuation	0.00	0.00
Total Earnings	**4.66**	**5.61**
General Expenses	0.09	1.52
Total expenses	**0.09**	**1.52**
Earnings Before Taxes	**4.57**	**4.10**
Incurred Income Tax & Profit Sharing	1.80	1.34
Defferred Income Tax	0.00	-3.64
Net Income Before Deferred Accounts	**2.77**	**6.40**
Earnings from subsidiaries	0.02	1.19
Unadjusted for monetary position result	**2.79**	**7.59**
Net income result actualization	0.00	0.00
Net income	**2.79**	**7.59**

OPERADORA INBURSA

Balance Sheet US GAAP (MM USD)

	Mar-01	Mar-02
Cash	0.00	0.00
Banks	0.00	0.00
Negotiable Instruments	11.77	57.38
Sundry Debtors	1.51	1.86
Permanent investments	14.96	27.34
TOTAL ASSETS	**28.24**	**86.58**
Sundry Creditors	2.27	45.71
Payable Taxes	0.01	1.14
Deferred Income Tax	3.84	-0.03
TOTAL LIABILITIES	**6.12**	**46.82**
Stockholders' Equity	1.31	1.31
Legal Reserve	0.23	0.24
Retained Earnings	21.50	33.01
Surplus (deficit) from equity restatement	0.00	0.00
Net income	2.79	7.59
Forex effect on Stockholders´equity	-3.71	-2.39
TOTAL STOCKHOLDERS´ EQUITY	**22.12**	**39.77**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**28.24**	**86.58**

FIANZAS GUARDIANA INBURSA, S.A.
Income Statement US GAAP (MM USD)

	Mar-01	Mar-02
Revenue	**6.2**	**11.2**
Premiums	5.1	10.7
Investments Net.	1.1	0.4
Earnings (losses) in premiums realized	0.0	0.1
Benefitts, Expenses and Claims	**3.3**	**7.3**
Benefitts, Claims and Adjustments claims expenses	3.3	6.8
Acquisition Cost	-0.4	-0.2
Operating Expenses	0.4	0.8
Income Before Taxes	**2.9**	**3.9**
Income tax	0.7	1.0
Deferred Income tax	0.5	1.5
Net income	**1.7**	**1.3**

FIANZAS GUARDIANA INBURSA, S.A.
Balance Sheet US GAAP (MM USD)

	Mar-01	Mar-02
ASSETS		
Investments	**45.0**	**54.2**
Negotiable Investments	**6.2**	**23.6**
Fixed Income	6.2	23.6
Equity	0.0	0.0
Investements for Sale	**36.4**	**24.8**
Fixed Income	22.6	10.3
Equity	13.8	14.5
Loans on policies	2.4	5.8
Cash	0.1	0.2
Premium debtors & Receivable	3.8	3.2
Reinsurers and receivable	**3.1**	**2.9**
Benefitts and claims	0.1	0.2
Policies reserves	3.0	2.7
Deferred Aquisition cost	-0.9	-0.9
Fixed Assets, net	1.8	2.6
Other assets	3.9	3.5
Total assets	**56.8**	**65.7**

	Mar-01	Mar-02
LIABILITIES		
Technical reserves	**4.9**	**3.9**
Pending claims reserve, accidents & casualties and health	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	4.8	3.8
Other reserves	0.0	0.0
Reinsurances payable	**2.7**	**1.8**
Retained deposits	1.1	0.8
Reinsurance premiums and payable	1.6	1.0
Income tax & profit sharing	7.1	8.3
Value Added Tax	0.7	0.6
Other labilities	5.5	6.1
Total liabilities	**20.9**	**20.7**
Stockholders equity		
Paid in capital	7.5	7.9
Other reserves	1.0	1.7
Net Income	1.7	1.3
Retained earnings	28.8	37.4
Acummulated Deferred Taxes	-4.2	-4.3
Others	1.1	1.1
Adjustmens for changes on Principle Accounts	0.0	0.0
Total stockholders equity	**35.9**	**45.0**
Total liabilities and stockholders equity	**56.8**	**65.7**

INVERSORA BURSATIL
Income Statement US GAAP (MM USD)

	Mar-01	Mar-02
Earnings from management and custody	0.00	0.01
Earnings from mutual funds operations	0.06	0.10
Interest Income	0.32	(0.50)
Comissions	6.25	9.68
Dividends from investments	0.17	0.00
Income from sale of securities	2.83	4.62
Subsidiaries' Net Income	0.14	0.10
Other Income	0.22	(0.00)
Total Earnings	**9.99**	**14.01**
Interest expenses	0.02	(0.00)
Comissions and Fees	0.71	1.71
Forex exchange losses	0.01	0.00
Personnel Expenses	2.38	2.65
General Expenses	0.91	0.89
Contingency Fund	0.20	0.03
Others	0.11	0.00
Depreciations and Amortizations	0.09	0.18
Losses from subsidiaries	0.00	0.01
Losses from real estate sales	0.00	0.00
Incurred Income Tax	1.32	1.99
Incurred Employee Profit Sharing	0.48	0.58
Deferred taxes & Employee profit sharing	(13.21)	1.22
Total Expenses	**(6.98)**	**9.24**
NET INCOME	**16.97**	**4.76**

INVERSORA BURSATIL
Balance Sheet US GAAP (MM USD)

	Mar-01	Mar-02
ASSETS		
Cash & Banks	0.01	0.02
Financial Instruments	**67.92**	**77.26**
Negotiable	67.92	77.26
Under repurchase receivable agreements	0.00	0.00
Repo Operations	1.88	3.29
Other accounts receivable	0.76	0.72
Fixed assets,net	1.00	2.31
Permanent equity investments	3.75	4.25
Other Assets	1.73	6.48
TOTAL ASSETS	**77.05**	**94.32**
LIABILITIES & STOCKHOLDERS' EQUITY		
Repo Operations	1.92	3.28
Other Account Payable	**21.85**	**13.25**
Income Tax & Employee profit sharing provision	21.05	9.75
Sundry creditors & other accounts payable	0.80	3.49
Deferred taxes	0.45	1.41
Total Liabilities	**24.22**	**17.94**
Suscribed capital	10.02	14.02
Paid-in capital	10.02	14.02
Earned Capital	42.81	62.36
Capital reserves	5.31	6.57
Retained earnings	20.25	30.85
Net icome	16.97	4.76
Forex effect on Stockholders´equity	0.28	20.18
Total Stockholders' Equity	**52.83**	**76.39**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**77.05**	**94.32**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement January-March 2002

(MM Ps.)	**Jan-Mar 2002**
Interest Income	1,570.5
Interest Expense	-1,058.6
Monetary Position	-125.5
FINANCIAL MARGIN	**386.4**
Loan Loss Provisions	680.8
RISK ADJUSTED NII	**-294.4**
Comissions & Tariffs	185.6
Market-Related Income	845.1
TOTAL OPERATING INCOME	**736.3**
Administrative Expenses	250.8
OPERATING INCOME	**485.5**
Other Expenses (Products)	95.8
NET INCOME BEFORES TAXES	**389.6**
Income Tax & Employee profit sharing	69.7
Deferred Taxes	-1,588.7
NET INCOME BEFORE SUBSIDIARIES	**1,908.7**
Participated net income from subs.	208.8
RESULTS FROM CONTINUED OPERATION	**2,117.5**
Extraordinary Income	0.0
NET INCOME	**2,117.5**
MINORITARY INTEREST	**2.6**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet (MM Ps.)

ASSETS	March-02
Cash & due from Banks	**4,753.9**
Financial Instruments	**12,693.3**
Negotiable	12,589.0
For Sale	1.9
Held to Maturity	102.4
Unlisted Securities	0.0
Repos & Derivatives	**222.5**
Repo Operations	39.6
Securities to be received in credit Operations	0.0
Derivatives	182.9
LOANS	**31,830.0**
Commercial	30,372.2
Interbank	781.2
Consumer	1.4
Housing	627.8
Federal Government	47.3
FOBAPROA/IPAB	0.0
PAST-DUE LOANS	**291.7**
TOTAL GROSS LOANS	**32,121.6**
Loan Loss Reserves	3,329.8
TOTAL NET LOANS	**28,791.9**
Receivables,Sundry Debtors & Adv. Payments	3,727.3
Fixed Assets (net)	409.4
Repossessed Assets	23.0
Permanent Equity Investments	6,758.6
Deferred Taxes (net)	0.0
Other assets,deferred charges & intangible	275.0
TOTAL ASSETS	**57,654.8**

LIABILITIES	March-02
DEPOSITS	**21,913.9**
Demand Deposits	631.9
Time Deposits	19,469.8
Bank Bonds	1,812.2
INTERBANK LOANS & OTHER	**3,563.5**
REPO & DERIVATIVES OPERATIONS	**3,029.6**
Repo Operations	3,029.6
Credit related operations	0.0
Derivatives	0.0
OTHER ACCOUNTS PAYABLE	**1,454.6**
Income tax & Employee profit sharing	373.7
Other accounts payable	1,080.9
DEFERRED TAXES	351.5
DEFERRED CREDITS	28.0
TOTAL LIABILITIES	**30,341.0**
STOCKHOLDERS' EQUITY	
SUSCRIBED CAPITAL	**12,226.3**
Paid-in Capital	11,449.9
Share Subscription Premium	776.4
Subordinated debt	0.0
EARNED CAPITAL	**15,050.4**
Capital Reserves	2,112.2
Retained Earnings	*25,213.6*
Valuation surplus (Deficit) of available for sale instruments	
Result from conversion of foreign transactions	
Valuation effects on affiliates and associated firms	-1,298.3
Surplus (deficit) from Equity Restatement	-13,092.1
Net Income of the period	2,115.0
Minority Interest	37.2
TOTAL STOCKHOLDERS´ EQUITY	**27,313.9**
LIABILITIES & STOCKHOLDERS' EQUITY	**57,654.8**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of March, 2002

CUSTOMER POSITION ACCOUNTS	March-02	COMPANY POSITION ACCOUNTS	March-02
CUSTOMER CURRENT ACCOUNTS	**0.2**	**REGISTRY ACCOUNTS**	**417,188.6**
Customer bank balances	0.1	Guarantees granted	71.8
Custumer transaction liquidations	0.1	Assets under trust	100,971.5
Client loans	0.0	Assets under custody or administration	306,063.5
		Irrevocable lines of credit granted	114.4
CUSTOMER SECURITIES	**1,129.0**	Shares held in custody	696.6
Assets in custody or under administration	1,126.7	Other contingent obligations	9,270.8
Assets received in guarantee	2.3	**REPO OPERATIONS**	
			-22.5
TRANSACTIONS ON BEHALF OF CUSTOMERS	**67,813.0**	Receivables on repurchase agreements	29,076.0
Customer Repos	12,211.3	Reporchase agreement creditors	-29,098.5
Customer Securities Loans	33,797.1		**32.5**
Purchase of Derivatives	21,804.7	Repurchase agreement debtors	15,067.5
		Payables on repurchase agreements	-15,035.0
TOTAL CUSTOMER POSITION	**68,942.2**	**TOTAL OWN POSITION**	**417,198.6**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2002
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st. 2001	11,449.9	776.4	2,112.2	23,699.8	(13,092.1)	(1,252.3)	1,513.9	34.7	25,242.5
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2001 results				1,513.9			(1,513.9)		0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise									
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
Net Income							2,115.0		2,115.0
No monetary assets results						(46.0)			(46.0)
Minority Interest								2.4	2.4
BALANCE AT MARCH 31, 2002	**11,449.9**	**776.4**	**2,112.2**	**25,213.6**	**(13,092.1)**	**(1,298.3)**	**2,115.0**	**37.2**	**27,313.9**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2002

(MM PS)

	Mar-02
OPERATING ACTIVITIES	
Net Income	2,117.5
Subsidiaries' Income	(208.8)
Depreciation & Amortization	25.8
Loan Loss Reserves	680.8
Market Related Result	(669.1)
Deferred taxes	(1,588.7)
	357.5
Cash increase (decrease) from funding	1,442.4
Cash increase (decrease) from Loan Portfolio	(2,560.4)
Cash increase (decrease) from Trading Operation	632.0
Cash increase (decrease) from Derivative Financial Instruments	2,928.3
Cash increase (decrease) in Accounts Payable-Recivable	(1,494.6)
Banking Loans & Other Financial Institutions	(315.8)
	632.0
Cash flow from operating activities	**989.5**
Financing Activities	**0**
Increase (decrease) of Stocholders' Equity	0.0
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(9.2)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(9.2)**
Net Increase in Cash	**980.2**
Cash at beginning of the period	**3,773.7**
Cash at end of period	**4,753.9**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of March 2002)	1Q01	2Q01	3Q01	4Q01	1Q02
Interest Income	1,909.30	1,986.19	1,581.55	1,332.05	1,337.13
Interest Expense	1,222.54	1,101.90	799.33	746.12	851.27
Monetary Position	-194.43	-230.20	-110.87	-173.81	-125.48
Financial Margin	**492.33**	**654.09**	**671.35**	**412.12**	**360.39**
Loan Loss Provisions	35.89	185.75	154.06	233.09	680.80
Risk Adjusted Net Interest Income	**456.44**	**468.34**	**517.29**	**179.03**	**-320.41**
Comissions and Fees	151.87	228.98	97.61	159.60	112.15
Market-Related Income	-134.83	509.33	-1,312.97	1,468.61	755.36
Operating Revenues	**473.47**	**1,206.65**	**-698.07**	**1,807.25**	**547.10**
Non-Interest Expense	216.21	243.44	207.06	415.65	208.69
Operating Income	**257.26**	**963.21**	**-905.12**	**1,391.59**	**338.41**
Other Income (Expenses)	-24.58	-24.36	24.08	-67.26	-54.18
Earnings Before Taxes	**232.68**	**938.85**	**-881.04**	**1,324.33**	**284.23**
Incurred Income Tax & Profit Sharing	68.40	85.84	218.12	-42.98	34.00
Deferred Income Tax	-94.69	306.76	-557.71	369.57	-1,565.73
Net Income Before Subsidiaries' Net Income	**258.96**	**546.25**	**-541.46**	**997.74**	**1,815.96**
Subsidiaries' Net Income	-118.54	2.10	-18.82	-3.81	58.75
Continous Operations' Net Income	**140.43**	**548.35**	**-560.28**	**993.94**	**1,874.70**
Discontinued Operations & Extraordinary Items	-3.82	-7.35	-1.71	-3.62	-2.57
Net Income	**136.61**	**541.01**	**-562.00**	**990.32**	**1,872.13**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant March 2002 Ps.)

Assets	1Q01	2Q01	3Q01	4Q01	1Q02
Cash & Due From Banks	**6,248.01**	**3,576.35**	**4,696.62**	**3,785.12**	**4,753.89**
Financial Instruments	**10,694.70**	**10,682.56**	**10,054.92**	**12,157.28**	**11,457.87**
Negotiable	10,681.51	10,670.45	9,952.98	12,041.96	11,353.63
For Sale	1.99	2.05	1.89	1.88	1.85
Held to Maturity	11.20	10.06	100.05	113.45	102.39
Unlisted Securities	0.00	0.00	0.00	0.00	0.00
Repos & Derivatives	**270.26**	**1,071.57**	**3.93**	**131.02**	**192.82**
Repo Operations	3.04	4.82	3.93	11.87	9.97
Securities to be received in credit Operations	0.00	0.00	0.00	0.00	0.00
Derivatives	267.22	1,066.76	0.00	119.15	182.85
LOANS	**25,425.24**	**28,502.65**	**27,070.05**	**29,780.05**	**32,246.46**
Commercial	24,286.18	27,468.13	26,091.75	28,200.34	30,788.66
Interbank	198.11	204.38	211.72	801.75	781.22
Consumer	0.00	0.00	0.80	1.41	1.45
Housing	874.84	762.47	697.15	707.12	627.80
Federal Government	66.11	67.68	68.63	69.43	47.34
FOBAPROA	0.00	0.00	0.00	0.00	0.00
Past-Due Loans	**236.99**	**506.36**	**417.76**	**300.44**	**291.67**
Total Gross Loans	**25,662.22**	**29,009.01**	**27,487.81**	**30,080.49**	**32,538.12**
Preventive Provision for Credit Risks	**-2,354.04**	**-2,469.68**	**-2,659.25**	**-2,812.91**	**-3,329.78**
Total Net Loans	**23,308.18**	**26,539.33**	**24,828.57**	**27,267.59**	**29,208.34**
Receivables,Sundry Debtors & Adv. Payments	415.65	1,546.45	798.80	3,262.52	3,700.41
Fixed Assets (net)	274.54	287.26	324.21	357.43	346.57
Repossessed Property	39.15	31.62	23.57	23.34	23.03
Permanent Equity Investments	3,192.86	3,162.55	3,174.74	3,098.34	3,129.08
Deferred taxes (net)	0.00	0.00	0.00	0.00	0.00
Other assets,deferred charges & intangible	228.26	293.96	303.59	220.03	210.79
TOTAL ASSETS	44,671.61	47,191.65	44,208.94	50,302.67	53,022.80

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02
Deposits	**11,873.83**	**15,421.39**	**16,014.79**	**20,544.87**	**21,916.78**
Demand Deposits	974.55	465.84	442.73	669.64	634.78
Time Deposits	9,012.81	13,084.43	13,719.77	18,040.52	19,469.76
Bank Bonds	1,886.47	1,871.12	1,852.29	1,834.70	1,812.24
Interbank Loans & Other	8,264.74	6,039.11	4,777.04	3,890.70	3,563.46
Repo Operations	6.80	5.67	4.08	12.61	0.00
Credit Related Operations	0.00	0.00	0.00	0.00	3,000.00
Derivatives	0.00	0.00	114.65	0.00	0.00
Other Accounts Payable	1,963.68	1,629.31	924.85	2,199.55	1,039.96
Income Tax & Employee Profit Sharing	409.50	387.90	624.04	604.69	274.41
Deferred Taxes	1,854.64	2,155.07	1,559.83	1,915.37	326.63
Deferred Credits	95.30	734.97	26.62	13.64	27.98
TOTAL LIABILITIES	**24,468.50**	**26,373.43**	**24,045.92**	**29,181.43**	**30,149.21**
SUSCRIBED CAPITAL	**12,101.03**	**12,147.36**	**12,093.18**	**12,146.69**	**12,109.70**
Paid-in Capital	12,101.03	12,147.36	12,093.18	12,146.69	12,109.70
Share subscription premium	0.00	0.00	0.00	0.00	0.00
EARNED CAPITAL	**8,102.09**	**8,670.86**	**8,069.85**	**8,974.55**	**10,763.90**
Capital Reserves	3,491.91	3,505.29	3,489.55	3,504.99	3,494.31
Retained Earnings	12,660.20	12,708.66	12,652.90	12,708.89	13,756.10
Income of Changes on Accounting Principles	2.27	-7.76	-13.66	-138.10	-178.91
Available for Sale	0.00	0.00	0.00	0.00	0.00
Surplus (deficit) from equity restatement	-8,210.91	-8,242.35	-8,205.58	-8,241.89	-8,216.79
Net income of the period	136.61	677.61	115.62	1,105.93	1,872.13
Minority Interest	22.01	29.40	31.03	34.72	37.05
Total Stockholders´ Equity	**20,203.11**	**20,818.22**	**20,163.03**	**21,121.24**	**22,873.59**
LIABILITIES & STOCKHOLDERS´ EQUITY	**44,671.61**	**47,191.65**	**44,208.94**	**50,302.67**	**53,022.80**

MEMORANDUM ACCOUNTS

(MM Constant March 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02
Guarantees Granted	187.57	144.13	120.36	95.53	71.83
Other Contingent Obligations	9,668.66	9,597.66	9,477.76	8,856.27	9,270.84
Irrevocable Lines of Credit Granted	564.44	571.36	1,152.00	1,291.59	114.37
Goods in Trust or Mandate	104,523.75	98,308.48	101,874.65	103,561.22	100,971.49
Investment Banking Operations on Behalf of Third	0.00	0.00	0.00	743.03	732.96
Goods in Custody or Under Administration	217,182.23	304,964.56	262,472.23	289,040.22	305,257.74
Loan Portfolio Clasification	29,754.24	26,246.13	29,405.05	31,521.33	33,797.06
Amounts Contracted in Derivative Instruments	50,069.65	84,754.46	14,118.59	13,975.59	21,804.66
	411,950.55	**524,586.78**	**418,620.64**	**449,084.77**	**472,020.96**
Receivables on Repurchase Agreements	13,401.53	14,264.75	13,625.19	18,971.47	16,864.72
Repurchase Agreement Creditors	13,408.33	14,259.94	13,629.27	18,959.59	16,857.60
Net	-6.80	4.82	-4.08	11.87	7.13
Repurchase Agreement Debtors	9,259.07	11,047.00	12,393.64	17,688.46	2,955.62
Payables on Repurchase Agreements	9,256.03	11,052.68	12,389.71	17,701.08	2,952.77
Net	3.04	-5.67	3.93	-12.61	2.85

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2002
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st. 2001	12,109.7	0.0	3,494.3	12,670.2	-8,216.8	-137.7	1,102.6	34.6	21,056.9
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2001 results				1,090.9			-1,102.6	-34.6	-46.2
Dividens Payment				-5.0					-5.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,872.1		1,872.1
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						-41.2			-41.2
Minority Interest								37.1	37.1
BALANCE AT MARCH 31, 2002	12,109.7	-	3,494.3	13,756.1	-8,216.8	-178.9	1,872.1	37.1	22,873.6

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2002

(MM PS)

	Mar-02
OPERATING ACTIVITIES	
Net Income	1,872.1
Subsidiaries' Income	235.6
Depreciation & Amortization	20.8
Loan Loss Reserves	680.8
Market Related Result	1,201.3
Deferred taxes	17.2
	4,027.9
Cash increase (decrease) from funding	1,434.5
Cash increase (decrease) from Loan Portfolio	(2,393.9)
Cash increase (decrease) from Trading Operation	
Deferred charges	14.4
Repossed assets	0.2
Decrease or Increase in treasury transactions	20.2
Deferred Loans	
Sundry creditors and other accounts payable	(1,515.3)
Cash increase (decrease) from Derivative Financial Instruments	(122.7)
Cash increase (decrease) in Accounts Payable-Recivable	(439.2)
Banking Loans & Other Financial Institutions	(315.4)
	(3,317.3)
Cash flow from operating activities	**710.6**
Financing Activities	
Dividends Payment	(5)
Increase (decrease) of Stocholders' Equity	0.0
Cash Flow From Financing Activities	**(5.0)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	274.8
Decrease of deferred loans	
Decrease on personnel loans	
Cash Flow From Investment Activities	**274.8**
Net Increase in Cash	**980.3**
Cash at beginning of the period	**3,773.6**
Cash at end of period	**4,753.9**

OPERADORA INBURSA

Income Statement

(MM March 2002 Constant Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02
Earnings from Investment Sales	3.55	5.94	1.47	0.54	0.13
Asset Management Income	43.46	45.78	45.69	43.48	47.54
Earnings form Interest	0.01	8.92	-8.92	0.07	0.00
Unrealized Gain on Portfolio Valuation	1.11	-1.20	0.07	-30.47	3.40
Total Earnings	**48.12**	**59.43**	**38.31**	**13.61**	**51.08**
General Expenses	0.91	1.48	1.39	6.05	13.80
Total expenses	**0.91**	**1.48**	**1.39**	**6.05**	**13.80**
Earnings Before Taxes	**47.21**	**57.95**	**36.92**	**7.57**	**37.28**
Incurred Income Tax & Profit Sharing	18.21	20.86	-0.74	11.79	-20.96
Net Income Before Deferred Accounts	**28.99**	**37.09**	**37.66**	**-4.22**	**58.23**
Earnings from subsidiaries	-0.87	12.98	-21.35	17.40	10.85
Unadjusted for monetary position result	**28.12**	**50.07**	**16.32**	**13.18**	**69.09**
Monetary position	**-2.62**	**-3.08**	**-2.32**	**-4.02**	**-3.14**
Net income result actualization	0.05	0.49	0.82	1.36	0.06
Net income	**25.55**	**47.48**	**14.81**	**10.52**	**66.00**

OPERADORA INBURSA

BALANCE SHEET (MM March 2002 Constant Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02
Cash	0.00	0.00	0.00	0.00	0.00
Banks	0.01	0.01	0.01	0.01	0.01
Negotiable Instruments	116.96	146.28	34.27	509.83	517.34
Sundry Debtors	14.98	16.03	14.66	15.63	16.78
Permanent investments	148.67	160.21	280.32	238.90	246.52
TOTAL ASSETS	**280.62**	**322.53**	**329.25**	**764.37**	**780.64**
LIABILITIES & STOCKHOLDERS' EQUITY					
Sundry Creditors	0.11	0.00	0.00	424.88	411.68
Payable Taxes	22.59	12.47	13.82	12.73	10.69
Deferred Income Tax	38.05	41.98	33.39	33.35	-0.25
TOTAL LIABILITIES	**60.75**	**54.45**	**47.21**	**470.96**	**422.12**
STOCKHOLDERS' EQUITY					
Stockholders' Equity	18.78	18.85	18.77	18.85	18.79
Legal Reserve	3.49	3.50	3.49	3.50	3.49
Retained Earnings	214.47	215.29	214.33	215.27	312.68
Surplus (deficit) from equity restatement	-42.42	-42.58	-42.39	-42.58	-42.45
Net income	25.55	73.03	87.84	98.36	66.00
TOTAL STOCKHOLDERS´ EQUITY	**219.86**	**268.09**	**282.03**	**293.41**	**358.52**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**280.62**	**322.53**	**329.24**	**764.37**	**780.64**

INVERSORA BURSATIL

Income Statement

(MM Constant March 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02
Commisions & Tariffs	54.53	102.65	65.12	68.75	73.43
Earnings From Services	**54.53**	**102.65**	**65.12**	**68.75**	**73.43**
Income from sale of securities	32.57	36.17	22.28	22.08	65.08
Interest Income	3.27	-4.51	5.93	4.73	-4.50
Interest Expense	-0.30	-0.03	-0.07	-0.23	-44.02
Unrealized gain on Portfolio Valuation	-4.05	-1.05	-2.96	23.35	21.11
Monetary Position	-6.11	-5.57	-4.18	-8.35	-6.29
Financial Margin	**25.39**	**25.02**	**20.99**	**41.58**	**31.38**
Operating Income	**79.92**	**127.67**	**86.12**	**110.33**	**104.82**
General Expenses	35.21	39.05	35.26	62.14	33.20
Operating Margin	**44.71**	**88.63**	**50.86**	**48.19**	**71.62**
Other Expenses (Income)	-2.25	0.63	-0.27	-2.95	0.02
Net Income Before Income Tax & Profit Sharing	**46.96**	**88.00**	**51.13**	**51.14**	**71.60**
Incurred Income Tax & Profit Sharing	18.23	50.00	8.70	12.85	23.37
Deffered Income Tax	-5.97	-0.82	-2.01	10.31	10.14
	0.00	0.00	0.00		
Net Income Before Subsidiaries' Net Income	**34.70**	**38.81**	**44.43**	**27.98**	**38.08**
Subsidiaries' Net Income	3.12	0.47	1.19	-0.65	0.80
Net Income	**37.82**	**39.28**	**45.62**	**27.33**	**38.88**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant March 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02
Cash & Banks	**0.08**	**0.05**	**0.07**	**0.11**	**0.14**
FINANCIAL INSTRUMENTS	**674.81**	**661.37**	**653.72**	**684.49**	**696.55**
Negotiable	674.81	661.37	653.72	684.49	696.55
Under repurchase receivable agreements	0.00	0.00	0.00	0.00	0.00
Repos & Derivatives	**18.72**	**15.60**	**66.30**	**89.49**	**29.65**
Repo Operations	18.72	15.60	66.30	89.49	29.65
Other accounts receivable	7.57	7.29	5.32	5.77	6.49
Fixed assets,net	25.17	20.56	19.81	32.67	32.34
Permanent equity investments	37.30	35.61	36.80	37.66	38.34
Other Assets	17.12	17.30	92.46	37.78	58.38
TOTAL ASSETS	780.76	757.78	874.48	887.97	861.89
LIABILITIES & STOCKHOLDERS' EQUITY					
LIABILITIES					
Securities & Derivatives	**19.07**	**15.62**	**66.23**	**89.48**	**29.59**
Repo Operations	19.07	15.62	66.23	89.48	29.59
Other Account Payable	**217.14**	**157.40**	**181.78**	**132.43**	**119.44**
Income Tax & Employee profit sharing provision	209.19	146.54	144.39	95.51	87.94
Sundry creditors & other accounts payable	7.96	10.86	37.39	36.92	31.49
Deferred taxes	7.14	6.29	4.17	14.48	24.39
Total Liabilities	**243.35**	**179.31**	**252.18**	**236.39**	**173.41**
STOCKHOLDERS' EQUITY					
Suscribed capital	**365.44**	**405.35**	**403.49**	**405.23**	**403.95**
Paid-in capital	365.44	405.35	403.49	405.23	403.95
Earned Capital	**171.97**	**173.12**	**218.80**	**246.34**	**284.53**
Capital reserves	45.86	46.03	45.82	46.01	45.87
Retained earnings	267.76	230.18	229.13	230.11	378.96
Valuation effect in assoc. & affiliated companies	26.98	27.02	27.40	27.31	27.32
Surplus (deficit) of equity restatement	-206.45	-207.21	-206.26	-207.15	-206.49
Net icome	37.82	77.10	122.72	150.06	38.88
Stockholders' Equity	**537.41**	**578.47**	**622.29**	**651.58**	**688.48**
Total Liabilities & Stockholders´ Equity	780.76	757.78	874.48	887.97	861.89

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant March 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02
Premiums written	2,229.1	2,250.5	2,529.4	2,676.7	2,702.2
Premiums ceded	83.2	104.9	109.1	223.4	63.8
Retained Premiums	**2,145.9**	**2,145.5**	**2,420.3**	**2,453.3**	**2,638.5**
Increased in reserve for unearned premiums	**828.2**	**809.6**	**835.8**	**1,053.5**	**1,095.4**
Retained earned premiums	**1,317.7**	**1,336.0**	**1,584.5**	**1,399.8**	**1,543.0**
Net Acquisition Cost	**370.3**	**360.5**	**463.1**	**540.2**	**332.2**
Commisions to agents	136.0	132.3	145.4	165.4	127.3
Additional compensation to agents	47.4	40.7	49.6	65.6	43.8
Commisions for re-insurance taken	0.2	0.1	1.7	0.2	0.2
Commisions for re-insurance given	-26.0	-28.8	-26.7	-52.2	-16.0
Coverage on losses excess	53.9	59.5	129.2	192.7	19.6
Others	158.8	156.6	163.7	168.5	157.3
Net cost of claims and contractual obligations	**940.7**	**1,005.0**	**1,088.8**	**1,114.0**	**1,144.2**
Claims and other contractual obligations	941.3	1,011.1	1,090.3	1,125.9	1,176.7
Claims recovered from re-insurance	0.6	6.1	1.5	12.0	32.5
Other claims	0.0	0.0	0.0	0.0	0.0
Technical Income	**6.7**	**-29.5**	**32.6**	**-254.4**	**66.7**
Net Increase in other technical reserve	**136.1**	**117.0**	**104.1**	**130.5**	**103.8**
Catastrophic risks reserves	102.6	82.1	71.4	75.4	93.3
Preventions reserves	28.7	30.0	27.7	23.9	5.8
Contingency claim reserves	0.1	0.0	0.0	0.0	0.0
Other reserves	4.8	4.9	5.0	31.3	4.7
Gross profit	**-129.5**	**-146.5**	**-71.5**	**-384.9**	**-37.2**
Net operating expenses	**137.3**	**136.7**	**133.3**	**181.9**	**153.4**
Administrative and operating expenses	4.4	10.5	2.7	25.5	5.1
Personnel expenses	114.4	106.6	109.6	135.3	129.7
Depreciation and amortization	18.5	19.7	20.9	21.0	18.6
Operating Profits	**-266.7**	**-283.2**	**-204.7**	**-566.8**	**-190.6**
Net Financial Income	**404.7**	**450.5**	**58.6**	**498.5**	**365.0**
On investments	269.0	298.6	264.3	283.2	280.1
Investments sales	50.4	-36.7	-19.1	-32.9	4.2
Investments revaluation	153.8	294.7	-30.9	365.2	279.3
Charges on premiums	17.7	17.7	22.0	19.2	18.7
Others	1.2	4.4	11.0	5.7	1.1
Forex	0.3	4.6	-12.8	7.0	1.6
REPOMO	-87.7	-133.0	-176.0	-148.8	-219.9
Income before income taxes & employee profit sharing	**138.0**	**167.2**	**-146.1**	**-68.3**	**174.5**
Provision for income tax	26.6	6.6	-20.9	-24.2	36.6
Provision for employee profit sharing	8.7	2.1	-5.8	-6.4	10.9
Subsidiaries results	-2.7	-8.0	9.9	8.6	13.5
Net income	**100.0**	**150.6**	**-109.6**	**-29.1**	**140.4**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant March 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02
Investments	**15,577.3**	**16,550.8**	**17,504.2**	**18,487.1**	**19,791.2**
Securities	**14,392.9**	**15,010.6**	**15,972.7**	**17,331.7**	**18,659.9**
Government	7,040.0	8,513.0	9,589.7	10,750.1	11,176.0
Private companies	5,956.0	4,992.3	5,003.6	4,861.9	5,587.4
Debt Instruments	4,107.1	3,208.7	3,137.7	3,444.4	4,206.5
Equities	1,849.0	1,783.7	1,865.9	1,417.6	1,380.9
Net unrealized gain on valuation	1,281.4	1,311.8	1,256.7	1,484.8	1,749.4
Interest debtors	115.5	193.6	122.7	234.8	147.1
Loans	**348.9**	**706.3**	**699.2**	**334.6**	**312.2**
On policies	136.1	129.6	127.1	125.5	123.2
Secured	207.0	569.6	565.1	204.6	183.7
Unsecured	2.7	2.6	2.7	2.6	4.6
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0
Interest debtors	3.1	4.5	4.3	1.7	0.7
Allowance for write-offs	-0.1	0.0	0.0	0.0	0.0
Real estate	**835.6**	**833.9**	**832.2**	**820.8**	**819.2**
Real estate	60.5	60.0	59.2	58.6	57.8
Net unrealized gain on valuation	809.0	809.6	810.3	795.6	796.4
Depreciation	-34.0	-35.6	-37.3	-33.4	-35.1
Investments for labor obligations	422.4	443.4	419.6	429.6	445.2
Current assets	**-23.1**	**-28.4**	**-43.8**	**3.1**	**-32.0**
Cash and banks	-23.1	-28.4	-43.8	3.1	-32.0
Debtors	**1,483.4**	**1,578.4**	**1,508.6**	**1,982.1**	**1,615.8**
Premium debtors	1,374.6	1,465.6	1,378.2	1,870.3	1,478.9
Agents and adjusters	2.0	2.4	2.8	2.4	0.4
Notes receivable	30.3	31.8	45.0	38.4	37.2
Employee loans	50.7	49.4	46.7	40.3	48.4
Other	38.7	42.0	48.4	44.3	64.3
Allowance for write-offs	-12.9	-12.8	-12.6	-13.6	-13.4
Reinsurers and rebonders	**322.4**	**304.5**	**367.3**	**384.4**	**743.1**
Insurance and bonding companies	78.4	72.2	96.5	66.1	87.6
Retained deposits	0.4	0.4	0.4	0.4	0.4
Reinsurens share of unsettled claims	209.2	209.4	244.3	297.8	636.1
Reinsurens share of unearned premiums	34.3	22.4	26.1	20.1	19.0
Other assets	**526.1**	**476.7**	**499.0**	**517.4**	**531.1**
Furniture and equipment (net)	71.5	91.5	90.4	90.7	86.8
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4
Sundry	454.2	384.8	408.2	426.3	443.9
Total assets	**18,308.5**	**19,325.3**	**20,254.8**	**21,803.9**	**23,094.4**

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02
Technical reserves	**14,042.2**	**14,997.1**	**16,059.4**	**17,402.9**	**18,876.7**
Unearned premiums	**9,840.7**	**10,615.9**	**11,458.6**	**12,480.6**	**13,552.1**
Life	8,370.5	9,207.1	9,979.0	10,813.6	11,911.1
Accident and health	1,463.7	1,402.3	1,473.1	1,660.3	1,634.0
Current bonds	6.5	6.5	6.6	6.7	7.0
Contractual obligations	**1,935.9**	**2,020.1**	**2,112.6**	**2,320.1**	**2,626.0**
Losses and maturities	673.2	679.8	706.7	826.7	988.5
Reserve for incurred but not reported losses	633.8	683.5	734.8	797.3	953.1
Policy dividends	141.6	150.8	173.3	187.0	179.0
Managed insurance funds	465.8	478.3	481.6	484.7	485.6
Deposits premiums	21.6	27.8	16.2	24.3	19.8
Prevision	**2,265.6**	**2,361.1**	**2,488.1**	**2,602.2**	**2,698.6**
Prevision	471.5	499.9	529.2	553.4	558.7
Catastrophic	1,754.7	1,816.9	1,909.6	1,968.2	2,054.6
Contingency	2.1	2.1	2.1	2.1	2.1
Specials	37.3	42.2	47.2	78.5	83.2
Provision for labor obligations at retirement	**419.0**	**437.7**	**409.9**	**427.6**	**439.8**
Creditors	**195.5**	**187.6**	**212.5**	**239.9**	**189.4**
Agents and adjusters	152.7	141.2	163.1	196.4	155.3
Managed loss funds	3.3	2.5	1.4	1.1	1.0
Sundry	39.5	43.8	48.0	42.3	33.1
Reinsurers and rebonders	**165.9**	**174.7**	**187.0**	**340.8**	**79.4**
Insurance and bonding companies	149.7	164.3	179.9	340.0	78.8
Retained deposits	16.2	10.4	7.1	0.7	0.6
Other liabilities	**591.4**	**483.7**	**451.6**	**479.3**	**458.7**
Provision for employee profit sharing	155.9	99.0	106.2	18.5	18.7
Other liabilities	242.1	253.7	257.3	316.5	261.3
Deferred credits	193.4	131.0	88.0	144.2	178.7
Total liabilities	**15,414.0**	**16,280.9**	**17,320.4**	**18,890.5**	**20,043.9**
Stockholders' equity					
Paid in capital	**1,736.6**	**1,736.6**	**1,736.6**	**1,977.5**	**1,977.5**
Capital stock	1,783.7	1,783.7	1,783.7	1,977.5	1,977.5
(-)Unsubscribed capital	47.1	47.1	47.1	0.0	0.0
Reserves	**1,774.0**	**1,384.7**	**1,383.5**	**1,596.3**	**1,596.3**
legal	80.7	80.7	80.7	80.7	80.7
Repurchase of shares	0.0	0.0	0.0	0.0	0.0
Other	1,693.3	1,304.0	1,302.8	1,515.6	1,515.6
Unrealized gain on valuation of real estate	1.9	1.8	1.8	1.5	1.5
Subsidiaries	3.6	3.6	3.6	3.6	3.6
Retained earnings	2,715.4	3,104.6	3,105.9	2,652.1	2,764.2
Net income	100.0	250.6	141.1	112.0	140.4
Excess (insufficient) on Stockholders' actualization	-3,437.0	-3,437.5	-3,437.9	-3,429.6	-3,433.0
Total stockholders' equity	**2,894.4**	**3,044.5**	**2,934.5**	**2,913.4**	**3,050.4**
Total liabilities and stockholders' equity	**18,308.4**	**19,325.4**	**20,254.9**	**21,803.9**	**23,094.3**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000 constant March 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02
Premiums accepted	64,981.3	56,984.2	64,110.0	80,083.2	46,033.0
Premiums ceded	17,315.5	16,059.2	10,143.5	9,776.3	7,964.3
RETAINED PREMIUMS	**47,665.8**	**40,925.0**	**53,966.5**	**70,306.9**	**38,068.6**
Application of reserve for outstanding bonds	5,691.9	-5,507.7	4,311.0	18,400.8	-27,359.1
NET PREMIUM REVENUES	**41,973.9**	**46,432.7**	**49,655.5**	**51,906.1**	**65,427.7**
Net Acquisition Cost	**-3,396.5**	**-3,113.9**	**-3,325.3**	**-9,720.5**	**-1,737.2**
Comisions to agents	729.9	1,260.8	552.3	545.0	494.7
Comisions for rebonding taken	29.6	19.2	1.5	85.7	43.3
Comisions for rebonding given	-6,196.5	-6,527.8	-4,460.7	-4,194.2	-3,168.3
Others	2,040.4	2,133.9	581.5	-6,157.1	893.1
Claims	33,201.6	39,259.1	36,256.1	35,435.2	62,112.0
Technical Income	**12,168.9**	**10,287.5**	**16,724.8**	**26,191.4**	**5,052.9**
Net increase in other technical reserves	4,126.8	3,359.9	4,555.9	6,879.3	2,574.8
GROSS INCOME	**8,042.1**	**6,927.6**	**12,168.9**	**19,312.1**	**2,478.0**
Net Operating Expenses	**-4,438.4**	**-3,808.9**	**-5,681.3**	**-9,992.8**	**112.0**
Administrative & operating expenses	-4,542.7	-4,033.6	-5,786.0	-10,094.8	-5.7
Personnel expenses	0.0	121.6	1.4	1.9	0.0
Depreciation	104.3	103.0	103.3	100.1	117.7
OPERATING INCOME	**12,480.5**	**10,736.5**	**17,850.2**	**29,304.9**	**2,366.1**
Financial Income	**7,857.4**	**7,182.3**	**735.7**	**8,010.3**	**3,437.2**
On investments	10,660.4	12,301.7	7,773.0	7,071.1	5,563.8
Investments sales	0.0	247.8	0.0	0.0	0.0
Investments revaluation	1,307.2	-2,028.3	-1,529.7	4,163.0	5,014.4
Others	-41.0	-515.8	-855.1	-12.4	-318.5
Repos	-398.1	506.7	-12.7	414.6	-1,276.4
REPOMO	-3,671.1	-3,329.8	-4,639.8	-3,626.0	-5,546.0
INCOME BEFORE TAXES	**20,337.9**	**17,918.8**	**18,585.9**	**37,315.2**	**5,803.3**
Income taxes	5,979.1	7,481.3	9,677.5	14,975.2	7,800.8
NET INCOME	**14,358.8**	**10,437.5**	**8,908.4**	**22,340.0**	**-1,997.5**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000 Constant March 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02
Investments	**471,203.7**	**469,445.3**	**493,131.6**	**527,687.3**	**521,060.7**
Securities	**423,146.9**	**422,277.7**	**440,734.7**	**471,341.3**	**438,111.0**
Government	271,081.6	262,163.5	284,590.6	230,568.9	198,763.9
Private companies	139,666.4	148,617.2	146,229.8	222,838.6	218,584.8
Debt Instruments	15,242.9	12,884.5	12,192.7	90,090.0	87,634.8
Equities	124,423.6	135,732.7	134,037.1	132,748.6	130,950.0
Net unrealized gain on valuation	12,162.3	11,409.6	9,744.8	13,813.4	16,391.2
Interest debtors	236.6	87.4	169.5	4,120.3	4,371.1
Loans	**23,482.1**	**22,657.0**	**27,950.5**	**31,963.9**	**52,064.1**
Secured	22,043.5	22,657.0	22,746.0	22,589.9	22,801.4
Unsecured	1,431.8	0.0	5,158.6	9,301.7	29,158.6
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0
Interest debtors	6.8	0.0	45.8	72.2	104.2
Real estate	**24,574.7**	**24,510.5**	**24,446.4**	**24,382.1**	**30,885.6**
Real estate	677.5	671.0	662.6	656.2	7,234.1
Net unrealized gain on valuation	25,060.5	25,067.0	25,075.4	25,081.6	25,090.6
Depreciation	-1,163.3	-1,227.4	-1,291.5	-1,355.7	-1,439.2
Investments for labor obligations	**2,014.1**	**1,366.2**	**1,356.3**	**1,301.5**	**1,309.2**
Current assets	**966.6**	**2,089.2**	**1,121.7**	**2,594.8**	**1,875.5**
Cash and banks	966.6	2,089.2	1,121.7	2,594.8	1,875.5
Debtors	**35,342.2**	**38,080.7**	**32,269.8**	**47,345.5**	**26,091.4**
Premium debtors	32,728.9	36,076.9	31,228.0	46,001.5	24,861.9
Agents	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	432.9	428.7	-14.5	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0
Other	2,180.5	1,575.0	1,056.3	1,344.0	1,229.5
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0
Rebonders	**19,382.3**	**18,417.9**	**17,279.1**	**20,469.0**	**17,632.5**
Bonding companies	3,845.2	2,804.4	1,851.4	5,742.8	3,659.8
Retained deposits	701.7	666.3	687.4	658.2	639.2
Others	935.8	1,633.8	1,613.4	1,667.2	1,665.6
Participation in rebonding	13,899.6	13,313.5	13,126.9	12,400.9	11,667.9
Other assets	**38,184.3**	**16,414.6**	**20,981.9**	**25,000.3**	**30,595.8**
Furniture and equipment (net)	410.1	374.6	340.7	307.6	277.7
Foreclosed and repossessed assets	1,639.7	1,623.9	1,603.6	1,588.2	1,566.7
Sundry	36,134.4	14,416.0	19,037.6	23,104.5	28,751.4
Total assets	567,093.2	545,813.8	566,140.4	624,398.3	598,565.1

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02
Technical reserves	**226,638.8**	**221,890.6**	**229,320.5**	**252,767.7**	**225,813.5**
Current bonds	109,424.0	101,326.3	104,189.2	120,766.3	91,240.6
Contingency bonds	117,214.8	120,564.3	125,131.3	132,001.4	134,572.9
Provision for labor obligations at retirement	**969.4**	**429.0**	**418.5**	**433.5**	**437.2**
Creditors	**3,238.7**	**4,733.7**	**5,130.3**	**4,830.9**	**3,645.1**
Agents and adjusters	17.6	30.4	183.7	104.3	136.3
Managed loss funds	0.0	0.0	0.0	0.0	0.0
Sundry	3,221.2	4,703.3	4,946.7	4,726.5	3,508.7
Rebonders	**26,421.3**	**25,898.8**	**19,723.8**	**15,207.8**	**16,182.3**
Bonding companies	15,846.8	16,407.6	10,582.7	7,407.5	8,900.4
Other participation	10,574.6	9,491.2	9,141.1	7,800.3	7,281.8
Other liabilities	**59,453.6**	**29,152.9**	**38,470.5**	**55,393.9**	**58,244.0**
Provision for employee profit sharing & incured income Tax	50,290.0	20,439.3	30,324.7	42,344.1	50,961.0
Other liabilities	8,940.5	7,668.2	8,121.9	10,734.5	6,929.4
Deferred credits	223.0	1,045.3	23.9	2,315.4	353.6
Total liabilities	**316,721.8**	**282,105.0**	**293,063.6**	**328,633.8**	**304,322.0**
Stockholders' equity					
Paid in capital	**93,160.8**	**96,270.4**	**96,270.4**	**96,269.8**	**96,270.4**
Capital stock	127,338.6	130,448.1	130,448.1	130,447.4	130,448.1
(-)Unsubscribed capital	-34,177.8	-34,177.8	-34,177.8	-34,177.6	-34,177.8
Reserves	**47,521.1**	**47,521.1**	**47,521.1**	**47,520.8**	**47,521.1**
legal	47,521.1	47,521.1	47,521.1	47,520.8	47,521.1
Repurchase of shares	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	0.0	2,903.1	3,365.9	3,718.2	4,215.1
Subsidiaries	0.0	0.0	0.0	0.0	0.0
Retained earnings	212,384.1	209,274.5	209,274.5	209,273.3	265,319.5
Net income	14,358.8	24,796.3	33,704.7	56,044.7	-1,997.5
Excess (insufficient) on Stockholders' actualization	-117,053.5	-117,056.7	-117,059.8	-117,062.3	-117,085.5
Total stockholders' equity	**250,371.3**	**263,708.8**	**273,076.8**	**295,764.5**	**294,243.1**
Total liabilities and stockholders' equity	**567,093.2**	**545,813.8**	**566,140.4**	**624,398.3**	**598,565.1**

EXHIBIT Q

Second quarter, 2002
Consolidated Report

INBURSA
GRUPO FINANCIERO

Frank Aguado
(52) 55-53-25-0400Ext. 2 114
faguado@inbursa.com.mx

Miguel Martinez
(52) 55-53-25-0400 Ext. 2120
maparra@inbursa.com.mx

Fax: (52) 55-56-06-1584
Internet: www.inbursa.com

INBURSA REPORTS SECOND QUARTER 2002 RESULTS

Mexico City, July 25, 2002.- Grupo Financiero Inbursa reported today results for the second quarter ended June 30, 2002.

HIGHLIGHTS

Grupo Financiero Inbursa: $49.0 MM USD profits under US GAAP.

Under US GAAP GFI posted profits of $49.0 MM USD in 2Q02, compared with $18.7 MM USD under the CNBV rules, this difference is basically explained by the reverse on monetary adjustments and deferred liabilities in the different subsidiaries together with reserves releases that were in excess in the insurance and bonding companies.

Banco Inbursa´s Financial Margin grew 95% and 8% relative to 1Q02 and 2Q01, respectively.

Banco Inbursa´s Financial Margin showed a favorable performance in 2Q02 posting $713.0 MM Ps, 95% and 8% increase relative to 1Q02 and 2Q01, respectively. This is mainly explained by the increase in the loan portfolio and wider spreads due to the swaps valuation.

Banco Inbursa's loan portfolio increased 14% and 28% in 2Q02, relative to 1Q02 and 2Q01, respectively.

Banco Inbursa's loan portfolio stood at $37,650 MM Ps at the end of June 2002, a 14.3% growth relative to 1Q02. When compared with the same period of the previous year, loan portfolio increased 28.2%. It is worth to mention that this growth was achieved by increasing market share to 11.9%

Seguros Inbursa's total premiums grew 40% and 69% in 2Q02 relative to 1Q02 and 2Q01, respectively.

During 2Q02, Seguros Inbursa's posted $3,840.6 MM Ps of total premiums an increase of 40% and 69% compared with 1Q02 and 2Q01, respectively. The most important growths were achieved in the Life, P & C and Accidents & Health businesses, 244%, 30% and 22%, respectively. When compared on accumulated basis, total premiums grew 45% in the period Jan-Jun´02 vs Jan –Jun´01. It is worth to mention that in the life business growth are included the $1,947.3 MM Ps originated by the Inbursa CT account product.

Seguros Inbursa continued posting strong growth both on investments and reserves

Seguros Inbursa´s investments and reserves were increased 30% and 36% in 2Q02 respectively, relative to the same period of 2001.

Afore Inbursa´s affiliate base increased 43% q o q

During 2Q02, Afore Inbursa recieved 470,448 new affiliates that were distributed by Banco de Mexcio. This amount represented 41.5% of the total distribution among the system, the largest amount received by any Afore. Thus Afore Inbursa´s affiliate base was 1,550,797 at the end of June 2002.

Funds under management reached $16,101.3 MM Ps.

Operadora Inbursa's funds under management reached $16,101 MM Ps at the end of June 2002, 31% decreased vs 1Q02.

- *All figures included in this report are expressed on*
- *This press release is presented under regulation 14*
- *As required by regulation 1488 of the CNBV, th*
  inflationary effects on the loan portfolio are also r ... *ngs. Forex and*
- *There have been no material changes to the Gro*
  consistent with those presented in the Group's last ... *document are*
- *Consolidated figures for Banco Inbursa and for Gr*

	June '02
Employees	3,597
# clients	6.4 MM
Points of attention (Physical presence)	156
ATM's	597
Sales force	6,409

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value	1.02
Stock price USD (Jun'02)	0.91
EPS (USD)	0.11
Outstanding shares ('000)	3,075,861
Ticker	GFINBURO
S & P Debt Rating	BB +

Net Income

MM USD	2Q02 $	2Q02 %	1Q02 $	% chg vs. 1Q02	2Q01 $	% chg vs. 2Q01	Jan - Jun '02 $	Jan - Jun '02 %	Jan - Jun '01 $	% chg vs. Jan - Jun '01
Banco Inbursa	36.4	74%	77.8	-53%	58.5	38%	114.2	70%	97.4	17%
Operadora	0.2	0%	7.6	-98%	5.4	-97%	7.7	5%	8.2	-6%
Seguros	4.4	9%	22.6	-80%	28.9	-85%	27.1	17%	47.1	-42%
Fianzas	3.7	8%	1.3	182%	1.0	264%	5.0	3%	2.7	85%
Inversora	4.2	8%	4.8	-13%	(7.9)	N.A	8.9	5%	9.0	-1%
Others	0.1	0%	(0.6)	-122%0.	1	N.A	(0.5)	0%	(0.7)	-23%
Total	**49.0**	**100%**	**113.4**	**-57%**	**86.0**	**-43%**	**162.4**	**100%**	**163.8**	**-1%**

- ***Grupo Financiero Inbursa*** *posted profits of $49.0 MM USD under US GAAP in 2Q02 compared with $18.7 MM USD under the CNBV rules. This difference is basically explained by the reverse on monetary adjustments and deferred liabilities in the different subsidiaries together with reserves releases that were in excess in the insurance and bonding companies.*

Investment by Company

MM USD	2Q02 $	2Q02 %	1Q02 $	% chg vs. 1Q02	2Q01 $	% chg vs. 2Q01
Banco Inbursa	2,119.5	77%	2,313.5	-8%	2,174.2	-3%
Operadora	36.4	1%	39.8	-9%	28.5	28%
Seguros	474.6	17%	515.9	-8%	446.1	6%
Fianzas	44.1	2%	45.0	-2%	39.2	13%
Inversora	72.9	3%	76.4	-5%	61.3	19%
Others	4.4	0%	4.8	-7%	4.4	1%
Total	**2,751.9**	**100%**	**2,995.4**	**-8%**	**2,753.7**	**0%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,751.9 MM USD under US GAAP vs $2,792.4 reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)


11.2
12.4
11.6
11.0
10.4
9.1
J'02
F'02
M'02
A'02
M'02
J'02

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.00
Stock price (Jun'02)	9.05
Outstanding shares ('000)	3,075,861
Ticker	GFINBURO
S & P Debt Rating	BB+

Net Income

MM Ps.	2Q02 $	2Q02 %	1Q02 $	% chg vs. 1Q02	2Q01 $	% chg vs. 2Q01	Jan - Jun '02 $	Jan - Jun '02 %	Jan - Jun '01 $	% chg vs. Jan - Jun '01
Banco Inbursa	208.8	112%	1,895.4	-89%	547.7	-62%	2,104.1	90%	686.0	207%
Operadora	(1.1)	-1%	66.8	N.A	48.1	N.A	65.7	3%	73.9	-11%
Seguros	(60.5)	-32%	142.2	N.A	152.5	N.A	81.7	4%	253.8	-68%
Fianzas	7.4	4%	(2.0)	N.A	10.6	-30%	5.4	0%	25.1	-79%
Inversora	32.3	17%	39.4	-18%	39.8	-19%	71.7	3%	78.1	-8%
Others	(0.7)	0%	(0.5)	47%	(1.0)	-32%	(1.2)	0%	(3.6)	-67%
Total	**186.2**	**100%**	**2,141.2**	**-91%**	**797.6**	**-77%**	**2,327.4**	**100%**	**1,113.3**	**109%**

Total monetary position adjustment for Grupo Financiero Inbursa was $550.4 MM Ps during 2Q02.

- ***Grupo Financiero Inbursa*** *posted $186.2 MM Ps profits during the second quarter of 2002 vs $2,141.2 MM Ps profits in 1Q02, a 91% decrease. This result is mainly explained by the reverse of deferred taxes during 1Q02.When compared with the same period of the previous year, GFI's net income decreased 77%, this is mainly explained by the significant reserves creation in the Bank and Insurance companies, higher monetary position adjustments together with less favorable market conditions during the first half of the year.*

- *Reverse of deferred taxes was reclassified on 2Q02. As of March 2002 this effect was classified as "Deferred Income Tax" on GFI's income statement, as of June 2002, the effect is classified on "Extraordinary Income".*

Operating Growth

MM Ps	2Q00	3Q00	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Net Income	613.4	(246.7)	(781.7)	311.5	786.7	(602.6)	1,020.8	2,141.3	186.2
+ REPOMO	284.9	614.9	820.1	363.7	411.9	326.3	489.7	450.2	550.4
- Security Trading net of Deferred Taxes	(126.7)	(285.5)	(996.9)	(48.4)	212.8	(1,198.8)	571.3	1,444.4	(183.0)
= **Net Income adjusted by Repomo & Stock Trading net of Deferred Taxes**	**1,025.0**	**653.7**	**1,035.3**	**723.6**	**985.8**	**922.5**	**939.2**	**1,147.1**	**919.6**

- *Refelcting soudness in operations in the different subsidiaries, when adjusted for Repomo and stock trading net of deferred taxes, GFI's net income in 2Q02 was $919.6 MM Ps.*

- *If adjusted also by 2Q02 reserves creations in the insurance company and in the bank, net income would have been $1,092.9 MM Ps.*

Investment by Company

MM Ps.	2Q02 $	2Q02 %	1Q02 $	% chg vs. 1Q02	2Q01 $	% chg vs. 2Q01
Banco Inbursa	23,326.4	84%	23,120.0	1%	21,046.9	11%
Operadora	362.1	1%	363.0	0%	271.4	33%
Seguros	3,029.6	11%	3,088.3	-2%	3,082.3	-2%
Fianzas	305.5	1%	297.9	3%	267.0	14%
Inversora	731.3	3%	697.0	5%	585.7	25%
Others	48.4	0%	49.1	-1%	45.0	8%
Total	**27,803.3**	**100%**	**27,615.3**	**1%**	**25,298.2**	**10%**

- *Stockholders' equity of Grupo Financiero Inbursa reached $27,803.3 MM Ps in 2Q02, a 1% and 10% increase relative to 1Q02 and 2Q01, respectively.*

- *It is worth to mention that on July 2002, GFI acquired 3,600,000 of GFI stocks representing $28.8 MM Ps*

Sources & Uses of Funds
(MM Ps as of June 2002)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Taxes	Deferred Liabilities	Other Total
Banco Inbursa	23,326.4	31,255.4	3,565.9	0.8	2,621.2	**60,769.7**
Seguros Inbursa	3,029.6	-	21,079.5	96.5	774.3	**24,979.9**
Inversora Bursátil	731.3	-	-	9.3	173.5	**914.1**
Operadora Inbursa	362.1	400.4	-	(0.1)	23.9	**786.2**
Fianzas G-Inbursa	305.5	-	234.7	-	50.4	**590.6**
Others	48.4	-	-	-	26.7	**75.1**
TOTAL	**27,803.3**	**31,655.8**	**24,880.1**	**106.5**	**3,670.0**	**88,115.7**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	4,463.6	37,650.1	16,969.2	189.2	1,497.7	**60,769.7**
Seguros Inbursa	1,659.8	1,102.9	18,923.8	915.0	2,378.4	**24,979.9**
Inversora Bursátil	139.3	-	679.6	32.0	63.1	**914.1**
Operadora Inbursa	157.2	-	590.6	-	38.4	**786.2**
Fianzas G-Inbursa	146.6	57.9	337.9	33.0	15.3	**590.6**
Others	13.8	1.8	4.6	41.9	13.0	**75.1**
TOTAL	**6,580.2**	**38,814.4**	**37,505.6**	**1,211.2**	**4,006.0**	**88,115.7**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $ 38,615.9 MM Ps

Assets in Custody: $ 600,733.7 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	2Q02 MM USD	1Q02 MM USD	2Q01 MM USD
Net income under CNBV GAAP	22.6	205.5	58.3
Adjustments on monetary positions	29.4	21.6	17.2
Adjustments on deferred liabilities	(19.4)	(153.2)	(16.7)
Others	3.8	4.0	(0.4)
Net Increase	13.8	(127.7)	0.2
Net Income Under US GAAP	**36.4**	**77.8**	**58.5**

- *Under US GAAP Banco Inbursa posted profits of $36.4 MM Ps during 2Q02 compared with $22.6 MM USD profits under the CNBV rules, $13.8 MM USD more. This result is mainly explained by add backs on monetary positions and other adjustments of $29.4 MM USD and $3.8 MM USD, respectively, as well as deductions on deferred liabilities of $19.4 MM USD.*

Stockholders' Equity

	2Q02 MM USD	1Q02 MM USD	2Q01 MM USD
Stockholders´equity under CNBV GAAP	2,342.8	2,532.9	2,211.1
Securities Valuation Adjustments	37.8	0.9	36.3
Deferred Taxes	(200.7)	(212.3)	44.6
Derivates	(6.1)	(3.0)	(113.5)
Others	(54.3)	(5.0)	(4.3)
Stockholders´Equity Under US GAAP	**2,119.5**	**2,313.5**	**2,174.2**

- *Stockholders' equity resulted in $2,119.5 MM USD under US GAAP in 2Q02. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,342.8 MM USD, $223.3 MM USD more. The difference is basically explained by $37.8 MM USD add back coming from Securities Valuation Adjustments and deductions of $200.7 MM USD, $6.1 MM USD and $54.3 MMUSD from Deferred Taxes, Derivatives and other adjustments.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted $208.8 MM Ps profits in the second quarter of 2002, compared with $1,895.4 MM Ps in 1Q02. This result is mainly explained by the reverse of deferred taxes, during 1Q02, that were in excess in accordance to the new regulation. When compared with 2Q01, net income decreased 62%, this result is mainly explained by less favorable conditions in the securities markets, lower commissions in the Afore and higher monetary position adjustments.

Reverse of deferred taxes was reclassified on 2Q02. As of March 2002 this effect was classified as "Deferred Income Tax" on Banco Inbursa's income statement, as of June 2002, the effect is classified on "Discontinued Operations & Extraordinary Items".

On July 2002, Banco Inbursa announced a dividend payment, this dividend reached $820.1 MM Ps.

Financial Margin

Financial margin increased 95% from $364.9 MM Ps in 1Q02 to $713.0 in 2Q02 as a result of wider spreads due to the swaps valuation and a 14% loan portfolio growth.

When compared with 2Q01, Financial Margin increased 8%.

Market Related Income

Market related income registered losses of $310.4.MM Ps in 2Q02 vs $764.7 MM Ps profits in 1Q02. This was mainly explained by less favorable market conditions during 2Q02.

Loan Loss Reserves

On accumulated basis loan loss reserves increased 230% in the period Jan-Jun'02 compared with the same period of 2001.

At the end of June 2002, loan loss reserves to past due loans ratio reached 4.0 times.

It is worth to recall that during 1Q02, Banco Inbursa decided to create almost all the reserves provisions for the hole year, taking advantage of the extraordinary income.

Non Interest Expenses

Administrative and promotion expenses decreased 24.5% in 2Q02 relative to 2Q01, more moderated needs of investments for the retail strategy is the main reason behind this result. When compared with 1Q02, Administrative expenses increased 15% in 2Q02 manly due with 38 new points of attention, 2 branches and 36 minibranches.

Risk Adjusted Net Interest Income

MM Ps	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
Interest Income	**1,729.8**	**1,353.7**	**2,010.8**	**3,083.5**	**3,943.8**
Interest on loans & securities	1,256.5	916.0	1,476.2	2,172.5	2,805.6
Repo's interest income	435.8	405.2	511.2	841.1	1,091.3
Commissions & Fees	37.4	32.5	23.4	69.9	47.0
Interest Expenses	**(807.7)**	**(861.8)**	**(1,115.6)**	**(1,669.6)**	**(2,353.3)**
Interest on deposits & funding	(385.0)	(444.4)	(575.3)	(829.4)	(1,146.6)
Repo's interest expense	(422.7)	(417.4)	(475.7)	(840.0)	(1,051.3)
Commissions & Fees	(0.1)	(0.0)	(64.7)	(0.1)	(155.4)
REPOMO	**(209.0)**	**(127.0)**	**(233.1)**	**(336.0)**	**(429.9)**
Financial Margin	**713.0**	**364.9**	**662.2**	**1,077.9**	**1,160.7**
Loan Loss Reserves (Net)	(50.2)	(689.2)	(188.1)	(739.4)	(224.4)
Risk Adjusted Net Interest Income	**662.8**	**(324.4)**	**474.2**	**338.5**	**936.3**

Market Related Income

MM Ps	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
Financial Instruments Negotiable	(647.9)	703.5	734.3	55.6	535.9
Repos	14.1	7.9	3.2	22.0	(0.7)
Securities Purchases and Sales	145.5	114.6	51.1	260.1	54.6
Derivate Instruments	177.9	(61.3)	(272.9)	116.6	(210.7)
Total	**(310.4)**	**764.7**	**515.7**	**454.3**	**379.1**

Administrative and Promotion Expenses

MM Ps	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
Personnel	27.7	28.2	27.6	55.9	55.1
Administrative Expenses	135.6	118.1	179.5	253.6	332.2
Contributions to IPAB	23.2	39.9	21.9	63.1	44.9
Depreciations and Amortizations	24.2	25.2	17.4	49.4	33.2
Administrative and Promotion Expenses	**210.7**	**211.3**	**246.5**	**422.0**	**465.4**

- ***Figures in this report are unaudited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to do comparisons are the December 2001 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries reached $60.1 MM Ps profits in 2Q02 compared with $2.2 MM Ps in 2Q01. On accumulated basis earnings from subsidiaries grew $237.4 MM Ps. This result is mainly explained by the results obtained by Sinca Inbursa.

Loan Portfolio and Asset Quality

Loan portfolio stood at $37,650 MM Ps at the end of June, 2002 a 14.3% increase relative to March ,2002, and a 28.2% increase vs 2Q01.

This results is explained by a higher market share due to the concentration of the Mexican financial system. Market share in commercial lending increased 170 basis points reaching 11.9% as of March 2002

Loan loss reserves were increased from $3,371 MM Ps in 1Q02 to $3,566 MM Ps in 2Q02. If compared with the same period of 2001, loan loss reserves increased 42.6%. This amount represented a 4.0 times coverage relative to past due loans.

Banco Inbursa Selected Ratios

	Jun-02	Jun-01	System Mar '02
Loans / Total Assets	75.8%	65.5%	57.9%
PDL / Loan Portfolio	2.4%1	.7%	4.3%
LLR / PDL (times)	4.0	4.9	1.4
Op. Cost-Other Inc./Fin. Margin	36.8%	23.8%	79.9%

Past Due Loans

Past due loans increased 207% in 2Q02 relative to 1Q02. New past due loans reached $616.1 MM Ps during 2Q02. 74% of the new past due loans is represented for only one client.

The total amount of loans are recorded as past due on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of March 2002, these loans represented $908 MM Ps.

Income Statement Selected Figures

MM Ps	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
OTHER EXPENSES / INCOME	**(73.3)**	**(54.9)**	**(24.6)**	**(128.1)**	**(49.5)**
Earnings from dividends	0.0	0.0	0.0	0.0	0.0
Charge Offs	(0.4)	(0.1)	(5.2)	(0.5)	(5.2)
Recoveries	(5.4)	(5.1)	0.1	(10.5)	0.2
Repomo	(102.0)	(85.3)	(37.0)	(187.3)	(107.4)
Other Income	34.6	35.6	17.4	70.2	62.8
EARNINGS FROM SUBSIDIARIES	**60.1**	**59.5**	**2.2**	**119.5**	**(117.9)**
Sinca Inbursa	53.8	51.9	(7.5)	105.7	(136.2)
Siefore Inbursa	6.2	7.6	9.7	13.8	18.4
MONETARY POSITION RESULTS	**311.0**	**212.3**	**270.0**	**523.3**	**537.3**
Repomo - Margin	209.0	127.0	233.0	336.0	429.9
Repomo - Other expenses	102.0	85.3	37.0	187.3	107.4

Loan Portfolio

MM Ps	2Q02	%	1Q02	%	2Q01	%
TOTAL LOAN PORTFOLIO	**37,650**	**100%**	**32,942**	**100%**	**29,369**	**100%**
Commercial	32,972	88%	31,171	95%	27,809	95%
Financial Institutions	3,288	9%	791	2%	207	1%
Consumer	3	0%	1	0%	0	0%
Housing	492	1%	636	2%	772	3%
Federal Government	0	0%	48	0%	69	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**896**	**2%**	**295**	**1%**	**513**	**2%**
LOAN LOSS RESERVES	**3,566**	**9%**	**3,371**	**10%**	**2,500**	**9%**

	2Q02	1Q02	2Q01
Pesos	61%	68%	58%
USD	39%	32%	42%
Secured *	76%	77%	78%
Unsecured	24%	23%	22%

* Collateral, real guarantees and guarantors

Past Due Loans

Current Ps	$ MM Ps	%
PDL March 31, 2002	**291.67**	
- Decreases in PDL	**25.91**	**100.0%**
* Recoveries & Restructures	25.91	100.0%
* Write Offs	0.00	0.0%
+ Increases in PDL	**630.16**	**100.0%**
* Exchange rate effects	14.10	2.2%
* New PDL	616.06	97.8%
PDL June 30, 2002	**895.91**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 11.9% market share as of March, 2002. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Capitalization

Banco Inbursa remains as one of the best capitalized banks in Mexico with a 28.5% TIER 1 Capital ratio as of June 2002.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of June 2002, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $58 MM Ps with its June 2002 portfolio which would have represented 0.3% of its March 2002 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Retailing 14%
Textile 3%
Media and Entreteinment 20%
Infraestructure and Housing Development 4%
Transport 10%
Manufactures 24%
Others 5%
Services 12%
Steel 5%
Food 3%

Capitalization Ratio

MM Ps as of June, 2002	Jun '02	Mar '02	Jun '01	Mkt. Avg. Mar '02
Credit Risk Assets	**43,613.7**	**38,795.9**	**40,362.1**	**696,998.7**
Tier 1 Capital	46.0%	50.0%	44.1%	17.5%
Net Capital	47.2%	51.3%	45.3%	20.1%
Credit & Portfolio Risk Assets	**70,446.3**	**73,567.2**	**76,400.0**	**930,517.5**
Tier 1 Capital	28.5%	26.4%	23.3%	13.1%
Net Capital	29.2%	27.0%	23.9%	15.0%

Value at Risk * 2Q02 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	29,489.1	(57.8)	-0.30%
Equity	585.0	(10.5)	0.05%
Banco Inbursa	30,074.1	(58.0)	-0.30%
TIER 1 CAPITAL [2]	19,415.9		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 2Q02 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	15,433.2	763.8	2,155.8	13.97%	2.82
MXP	19,609.5	131.5	1,082.0	5.52%	8.23
UDI's*	1,711.4	0.6	328.1	19.17%	534.44
Total	**36,754.2**	**895.9**	**3,565.9**	**9.70%**	**3.98**

* *Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa posted $4.5 MM Ps profits as of 2Q02 a 97% decrease relative to the same period of 2001 and a 90% decrease relative to 1Q02. This result is mainly explained by lower commission income due to the real interest rates decrease.

Affiliate Base & Assets Under Management

Assets under management reached $20,335.2 MM Ps as of June 2002 a 30% increase relative to the same period of 2001 and a 3% increase vs 1Q02.

Affiliate base increased 43% in 2Q02 relative 1Q02. Afore Inbursa recieved 470,448 new affiliates that were distributed by Banco de Mexcio. This amount represented 41.5% of the total distribution among the system, the largest amount received by any Afore. Thus Afore Inbursa's affiliate base was 1,550,797 at the end of June 2002.

These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked the first. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

The average minimum wages/affiliate ratio was 7.31 as of June 2002, compared with 3.91 market average. Inbursa ranks first among the Afore system.

Voluntary Savings

Voluntary savings (net) managed by Afore Inbursa decreased 4.3% in 2Q02 relative to 1Q02 reaching $186.1 MM Ps. The decrease is explained by the reduction in the economic activity. Afore Inbursa's voluntary savings represents a 10% market share.

Stockholders' Equity

Stockholders' equity decreased from $522.1 MM Ps in 2Q01 to $412.0 MM Ps in 2Q02 a 21% decrease. When compared with 1Q02 stockholders' equity decreased 37%. This is mainly explained by the $250 MM Ps dividend payment in May 2002.

Selected Figures

MM Ps	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
Comission Income	28.9	101.7	207.5	130.6	343.5
Total General Expenses	**(25.7)**	**(31.0)**	**(27.5)**	**(56.7)**	**(60.1)**
Administrative Expenses	(16.5)	(19.4)	(16.8)	(35.8)	(34.8)
Operating Expenses	(9.2)	(11.6)	(10.2)	(20.8)	(23.9)
Promotion Expenses	0.0	(0.0)	(0.5)	0.0	(1.4)
Depreciation & Amortization	(3.3)	(3.8)	(3.6)	(7.1)	(7.2)
Operating Income	(0.1)	66.9	176.4	66.8	276.2
Other Income	2.6	5.3	6.3	7.9	25.3
REPOMO	(6.4)	(5.9)	(4.7)	(12.4)	(14.1)
Net Income	4.5	45.7	130.5	50.2	198.3
Investments	367.2	415.8	243.6	367.2	243.6
Fixed Assets	25.2	27.3	31.0	25.2	31.0
Total Assets	473.7	744.8	661.4	473.7	661.4
Stockholders' Equity	412.0	658.1	522.1	412.0	522.1

Affiliate Quality

	2Q02	1Q02	2Q01	Mkt. Share Jun-02
Affiliattes (#)	1,550,797	1,084,499	398,612	5.5%
Assets Under Mngmt. (MM Ps)	20,335.2	19,806.2	15,689.7	7.3%

	2Q02	1Q02	2Q01	Mkt. Avg Jun-02
Avg. Min. Wages/Affiliate	7.31	6.97	10.23	3.91
Active Workers/Affiliate	25.9%	37.9%	68.1%	42.1%
ROE*	24.4%	27.8%	50.8%	29.7%

*Anualized



Assets Under Management
2Q00-2Q02
(MM Ps)
11,875.3
12,972.1
13,609.9
14,661.2
15,689.7
17,795.3
18,745.8
19,806.2
20,335.2
CAGR = 7.0%
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**0.0%**
Zurich	-8.2%
Principal	-8.8%
Banorte Generali	-9.3%
Allianz Dresdner	-10.0%
Banamex Aegon	-10.0%
XXI	-10.2%
Tepeyac	-11.3%
Bancomer	-12.4%
ING	-12.5%
Profuturo GNP	-13.1%
Santander Mexicano	-15.0%
System Average	**-10.0%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to June 30, 2002.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, wich was Inbursa as of June 2002.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	2Q02 MM USD	1Q02 MM USD	2Q01 MM USD
Net income under CNSF GAAP	(7.4)	15.6	16.6
Reserves Adjustments	9.3	9.8	36.8
Investments Adjustments	14.7	(19.5)	(11.4)
Deferred Taxes	(11.3)	(9.3)	(26.1)
Deferred Acquisition Costs	(11.6)	(4.5)	1.3
Monetary Positions Adjustments	20.2	24.4	14.8
Others	(9.5)	6.2	(3.0)
Net Increase	11.8	7.1	12.4
Net Income Under US GAAP	**4.4**	**22.6**	**29.0**

- *Seguros Inbursa's net income reached $4.4 MM USD during 2Q02 under US GAAP, $11.8 MM USD more than those registered under the CNSF rules. This result is mainly explained by $44.2 MM USD add-backs coming from reserves, investments and monetary position adjustments together with $32.4 MM USD deductions in deferred taxes, acquisition costs and other adjustments. If compared with 1Q02 and 2Q01, net income decreased 80% and 85%, respectively.*

Stockholders' Equity

	2Q02 MM USD	1Q02 MM USD	2Q01 MM USD
Stockholders' equity under CNSF GAAP	304.3	338.3	323.8
Adjustments on Assets	93.8	95.6	18.8
Deferred Acquisition Cost	60.9	74.0	49.9
Fixed Assets	53.6	48.4	(35.8)
Others	(20.7)	(26.8)	4.7
Reserves Adjustments	390.0	422.3	336.1
Deferred Taxes	(262.8)	(282.0)	(233.8)
Others	(50.6)	(58.3)	1.2
Net Increase	170.3	177.6	122.3
Stockholders' Equity Under US GAAP	**474.6**	**515.9**	**446.1**

- *Seguros Inbursa's Stockholders' equity resulted $474.6 MM USD under US GAAP in 2Q02 compared with $304.3 MM USD under the CNSF rules. The difference is basically explained by: $93.8 MM USD and $390.0 MM USD add-backs from adjustments on assets and reserves, respectively, and deductions of $262.8 MM USD and $50.6 MM USD from deferred taxes and other adjustments, respectively.*

SEGUROS INBURSA

(Insurance)

Seguros Inbursa posted $60.5 MM Ps losses in 2Q02 compared with $142.2 MM Ps profits in 1Q02. This is mainly explained by important reserve creations growing 32% and 78% in 2Q02 relative to 1Q02 and 2Q01, respectively together with higher monetary position effects, as well as lower net financial income due to worse market conditions. On accumulated basis, reserves grew 55% in the period Jan-Jun´02 relative to the same period of the previous year.

Technical income reached $41.6 MM Ps profits compared with $67.5 MM Ps profits in 1Q02 and $29.9 losses in the same period of 2001.

Seguros Inbursa continued growing in terms of direct premiums while maintaining efficient combined ratios in the different lines of businesses.

It is worth to recall that the 244% increase in the life business is mainly driven by the Inbursa CT account product.

Total Premiums	Breakdown 2Q02	Growth Rate 2Q02 vs 2Q01	Combined Ratio (Jun '02)
P&C	12%	30%	71.9%
Automobile	12%	7%	94.2%
Life	52%	244%	97.5%
Acc. & Health	5%	22%	81.2%
Annuities	19%	-5%	N.A
Total	**100%**	**69%**	**91.0%**

Seguros Inbursa Selected Financial Information

MM Ps	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
Direct Premiums	3,840.6	2,735.8	2,278.4	6,576.4	4,535.2
Reserves Provisions	1,460.1	1,109.0	819.6	2,569.2	1,658.1
Technical Income	41.6	67.5	(29.9)	109.1	(23.2)
Net Financial Income	137.6	369.6	456.1	507.1	865.8
Repomo	(221.1)	(222.7)	(134.6)	(443.8)	(223.4)
Net Income	(60.5)	142.2	152.5	81.7	253.8
Assets	24,979.9	23,381.0	19,565.3	24,979.9	19,565.3
Investments	21,793.3	20,036.9	16,756.2	21,793.3	16,756.2
Reserves	20,658.3	19,111.0	15,183.3	20,658.3	15,183.3
Stockholders' Equity	3,029.6	3,088.3	3,082.3	3,029.6	3,082.3

Seguros Inbursa remained as one of the most sound companies in Mexico, increasing 30% its investments and 36% its reserves in 2Q02 relative to the same period of 2001, representing a 1.05 times investments to reserves ratio.

Premiums and investment growths were achieved while maintaining an efficient 91.0% combined ratio, which allowed the company to continue growing with profitability.

	Growth Rate 2Q02 vs 2Q01
Total Premiums	69%
Accquisition Costs	-2%
Technical Income*	34%
Operating Expenses	-8%
Investments	30%
Increase in Reserves	36%

* Adjusted for the Annuities and Life Bussinesses

RATIOS	2Q02	2Q01
Inv / Assets	87.2%	85.6%
Inv / Reserves	1.05	1.10
Res / Premiums	5.38	6.66
Combined Ratio	91.4%	93.3%

The annuities business market share stood in 20.8% in the period January - June 2002, 5.9 percentage points more than our closer competitor. It is worth to mention that reserves creations for the annuities business grew 116% in 2Q02 if compared with 1Q02.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $1.1 MM Ps losses in 2Q02 compared with $66.8 MM Ps profits in 1Q02 and $48.1 MM Ps in 2Q01. This is mainly explained by the volatility in the securities market during the quarter.

Funds under management reached $16,101 MM Ps at the end of the quarter, 31% decrease vs 1Q02.

Funds Under Management
June 2002

Dinbur
$ 7.4 bn Ps


Gov. Bonds
(Nom. Rate)
88%
CD's
1%
Gov. Bonds
(Real Rate)
11%

Fonibur
$ 4.0 bn Ps


Stocks
94%
Gov.
Securities
6%

Fondo Inbursa
$ 2.5 bn Ps


Gov.
Securities
13%
CD's
4%
Stocks
83%

Inburex
$ 2.2 bn Ps


Long Term
Debt
6%
Gov.
Securities
65%
MTNs
29%

Mutual Funds
(June, 2002)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	7,214.3	6.63%	6.13%	
DINBUR 2	Fixed Income	207.8	6.30%	6.31%	
INBUREX	Fixed Income	2,176.2	8.10%	6.31%	
INBURSA	Stock´s, Bonds $ M.M.	2,478.2	-19.38%	-4.18%	1.39%
FONIBUR	Stock´s, Bonds $ M.M.	4,024.7	-20.60%	-4.18%	

* MSE = Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursátil posted $32.3 MM Ps net income in 2Q02 compared with $39.4 MM profits Ps in 1Q02, a 18% decrease. This was mainly explained by less favorable market conditions during the quarter.

In the second quarter 2002 Inversora Bursatil underwrote $89.1 bn Ps in Commercial Paper continuing its leadership in this segment of business in Mexico.

During 2Q02 Inversora Bursatil underwrote $1,987.1 MM Ps in CPO's in the Mexican Stock Exchange as well as in the New York Stock Exchange.

Select Figures

MM Ps.	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
Operating Margin	66.1	72.5	89.7	138.5	135.0
Interest Income	(0.8)	(4.6)	(4.6)	(5.3)	(1.3)
Net Income	32.3	39.4	39.8	71.7	78.1
Total Assets	978.5	872.6	767.2	978.5	767.2
Investment Portfolio	758.1	705.2	669.6	758.1	669.6
Stockholders' Equity	731.3	697.0	585.7	731.3	585.7
Assets in Custody	353,804.8	400,935.5	356,671.9	353,804.8	356,671.9

FIANZAS GUARDIANA INBURSA
(Bonds)

Even though a less dynamic economic scenario, Fianzas Guardiana Inbursa direct premiums increased 48.4% in 2Q02 relative to 1Q02 and 19.9% when compared with the same period of 2001.

A more selective underwriting policy, focusing in large corporations, reflected a decrease in claims . Thus technical income in 2Q02 was $22.7 MM Ps compared with $5.1 MM Ps in 1Q02 and with $10.4 MM Ps in 2Q01 a 217.6% and 117.6% increase, respectively.

Net income increased from $2.0 MM Ps losses in 1Q02 to $7.4 MM Ps in 2Q02. This result is mainly explained by the important reductions in claims even though the significant reductions in earnings from investments resulted from less favorable market conditions.

Select Figures

MM Ps	2Q02	1Q02	2Q01	Jan - Jun '02	Jan - Jun '01
Direct Premiums	69.1	46.6	57.7	115.7	123.5
Technical Income	22.7	5.1	10.4	27.8	22.7
Earnings From Investments	8.8	5.1	12.4	13.9	23.2
Monetary Position	(5.0)	(5.6)	(3.4)	(10.6)	(7.1)
Net Income	7.4	(2.0)	10.6	5.4	25.1
Total Assets	590.6	606.0	552.6	590.6	552.6
Investments	522.2	527.5	475.3	522.2	475.3
Reserves	234.3	228.6	224.6	234.3	224.6
Stockholders' Equity	305.5	297.9	267.0	305.5	267.0

APPENDIX
US GAAP

Investment by Company

MM USD	2Q02 $	%	1Q02 $	% chg vs. 1Q02	2Q01 $	% chg vs. 2Q01
Banco Inbursa	2,119.5	77%	2,313.5	-8%	2,174.2	-3%
Operadora	36.4	1%	39.8	-9%	28.5	28%
Seguros	474.6	17%	515.9	-8%	446.1	6%
Fianzas	44.1	2%	45.0	-2%	39.2	13%
Inversora	72.9	3%	76.4	-5%	61.3	19%
Others	4.4	0%	4.8	-7%	4.4	1%
Total	**2,751.9**	**100%**	**2,995.4**	**-8%**	**2,753.7**	**0%**

Net Income

MM USD	2Q02 $	%	1Q02 $	% chg vs. 1Q02	2Q01 $	% chg vs. 2Q01	Jan - Jun ´02 $	%	Jan - Jun ´01 $	% chg vs. Jan - Jun ´01
Banco Inbursa	36.4	74%	77.8	-53%	58.5	38%	114.2	70%	97.4	17%
Operadora	0.2	0%	7.6	-98%	5.4	-97%	7.7	5%	8.2	-6%
Seguros	4.4	9%	22.6	-80%	28.9	-85%	27.1	17%	47.1	-42%
Fianzas	3.7	8%	1.3	182%	1.0	264%	5.0	3%	2.7	85%
Inversora	4.2	8%	4.8	-13%	(7.9)	N.A	8.9	5%	9.0	-1%
Others	0.1	0%	(0.6)	-122%	0.1	N.A	(0.5)	0%	(0.7)	-23%
Total	**49.0**	**100%**	**113.4**	**-57%**	**86.0**	**-43%**	**162.4**	**100%**	**163.8**	**-1%**

Sources & Uses of Funds (MM USD)

	SOURCES						
	Stockholders' Equity	Debt	Repos	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	2,119.5	3,139.1	4,858.1	358.1	210.5	263.3	**10,948.6**
Seguros Inbursa	474.6	-	-	1,684.8	277.7	165.6	**2,602.6**
Inversora Bursátil	72.9	-	6.5	-	0.5	17.4	**97.3**
Operadora Inbursa	36.4	-	-	-	(0.0)	42.6	**79.0**
Fianzas G-Inbursa	44.1			2.1	-	13.4	**59.6**
Others	4.4	1.4	-	-	0.1	1.1	**7.0**
TOTAL	**2,751.8**	**3,141.9**	**4,864.6**	**2,045.0**	**488.9**	**503.4**	**13,794.1**

	USES						
	Investment* Portfolio	Loan Portfolio	Fixed Income/MM Portfolio	Repos	Fixed Assets	Other Assets	Total
Banco Inbursa	435.1	3,781.3	1,704.3	4,860.3	19.4	148.2	**10,948.6**
Seguros Inbursa	130.1	47.0	1,843.5	-	145.6	436.4	**2,602.6**
Inversora Bursátil	76.1	-	3.8	6.5	2.2	8.7	**97.3**
Operadora Inbursa	52.6	-	22.5	-	-	3.9	**79.0**
Fianzas G-Inbursa	13.2	5.8	30.5	-	2.3	7.9	**59.6**
Others	1.4	0.2	-	0.1	4.2	1.1	**7.0**
TOTAL	**708.6**	**3,834.5**	**3,604.5**	**4,866.9**	**173.8**	**606.2**	**13,794.1**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	2Q02	%	1Q02	%	2Q01	%
TOTAL LOAN PORTFOLIO	**3,781**	**100%**	**3,609**	**100%**	**3,085**	**100%**
Commercial	3,312	88%	3,415	95%	2,921	95%
Financial Institutions	330	9%	87	2%	22	1%
Consumer	0	0%	0	0%	0	0%
Housing	49	1%	70	2%	81	3%
Federal Government	0	0%	5	0%	7	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**90**	**2%**	**32**	**1%**	**54**	**2%**
LOAN LOSS RESERVES	**358**	**9%**	**369**	**10%**	**263**	**9%**

	2Q02	1Q02	2Q01
Pesos	61%	68%	58%
USD	39%	32%	42%
Secured *	76%	77%	78%
Unsecured	24%	23%	22%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of June 30, 2002)

TIER 1 CAPITAL		**20,047**
STOCKHOLDERS' EQUITY		23,326
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		-
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	3,058
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	61
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	160
	OTHER ASSETS	-
TIER 2 CAPITAL		**523**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		523
SUBORDINATED DEBT		-
TIER 1 & 2 CAPITAL		**20,570**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	16,268	1,301
PESO OR UDI REAL INTEREST RATE OPERATIONS	174	14
FOREIGN CURRENCY NOMINAL INTEREST RATE	4,257	341
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	11	1
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	1,535	123
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	4,588	367
TOTAL	**26,833**	**2,147**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)		
GRUOP II (RISK WEIGHT 20 %)	1,152	92
GRUOP III (RISK WEIGHT 100 %)	40,726	3,258
SUB-TOTAL	**41,878**	**3,350**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,736	139
TOTAL	**43,614**	**3,489**

INVESTMENT IN SECURITIES
June 30, 2002
(Constant 000´s Pesos as of June 30, 2002)

TRADING PORTFOLIO	**4,495,773**
Securities	585,040
Securities Issued by Finantial Institutions	268,759
Bonds	3,341,404
Government Securities	300,570
SECURITIES HELD FOR SALE	**1,843**
Government Securities	1,843
SECURITIES HOLD TO MATURITY	**89,849**
Bearer Notes	89,849

REPURCHASE PORTFOLIO
June 30, 2002
(Constant 000´s Pesos as of June 30, 2002)

REPURCHASE AGREEMENTS	**25,647**
Cetes	309
Bondes	25,830
Ajustabonos	0
Bankers´ Acceptances	(492)
RESELL AGREEMENTS	**4,259**
Cetes	311
Bondes	4,453
Ajustabonos	0
Bankers´ Acceptances	(505)

DEFERRED TAXES
June 30, 2002
(Constant 000´s Pesos as of June 30, 2002)

TOTAL DEFERRED TAXES	**(22,129)**
Foreign Exchange Investments	44,604
Investments	(107)
Stocks	32,320
Permanent Equity Investments	(119,307)
Repos	10,488
Forwards	(100,826)
Swaps	110,699

LOAN PORTFOLIO
(Constant MM Pesos as of June 30, 2002)

	2Q02 PERFORMING LOANS	2Q02 PAST DUE LOANS
Commercial	32,972	841
Interbank	3,288	32
Consumer	2	-
Mortgages	492	23
Government	-	-
Fobaproa Bonds	-	-
Total	**36,754**	**896**

LOAN PORTFOLIO	2Q02
Total Loan Portfolio	37,650
Loan Loss Reserves	3,566
TOTAL LOAN PORTFOLIO (NET)	**34,084**

DEBTOR SUPPORT PROGRAMS	TOTAL	COST
Dicounts on Mortgages	1	-
Discounts on Agricultural & Fisheries	-	-
Discounts on Small & Medium Size Companies	1	-
Total	2	-

For recently created banks, the cost of bail-out programs is 100% absorbed by the federal government.

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	18,301	1,694	12,977	**32,972**
Interbank	831	-	2,456	**3,287**
Consumer	3	-	-	**3**
Mortgages	474	18	-	**492**
Government	-	-	-	**0**
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**19,609**	**1,712**	**15,433**	**36,754**
PAST DUE LOANS				
Commercial	109	731	-	**840**
Interbank	-	32	-	**32**
Mortgages	23	-	1	**24**
Total Past Due Loans	**132**	**763**	**1**	**896**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

	Loan Loss Reserves at March 31, 2002 (constant million pesos as of March 31, 2002)	**3,466**
-	Adjustment for inflation March 2002 - June 2002	136
	Loan Loss Reserves at March, 2002 (million nominal pesos)	**3,330**
+	Provisions recorded during the period	50
+	Currency valuation & other	186
	Loan Loss Reserves at June 30, 2002.	**3,566**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of June 30, 2002)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**38,616**	**3,566**
Commercial Loans	**34,779**	**3,447**
Risk "A"	19,994	134
Risk "B"	11,943	1,785
Risk "C"	1,956	807
Risk "D"	431	270
Risk "E"	455	452
Except Federal Government	0	
Past Due Interest		
Interbank Loans	**3,320**	**18**
Risk "A"	3,320	18
Risk "B"		
Risk "C"		
Risk "D"		
Risk "E"		
Past Due Interest		
Mortgages Loans	**517**	**98**
Risk "A"	22	0
Risk "B"		
Risk "C"	472	96
Risk "D"	23	3
Risk "E"		
Past Due Interest		
Aditional Reserves		**2**

MM current Ps as of June, 2002

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	60.4%	23,336	0% - 0.99%	151
B	30.9%	11,943	1% - 19.99%	1,785
C	6.3%	2,429	20% - 59.99%	903
D	1.2%	454	60% - 89.99%	272
E	1.2%	455	90% - 100%	452
Subtotal	**100%**	**38,616**		**3,564**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	2
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**38,616**	**Total Reserves**	**3,566**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING JUNE 30,2002, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF JUNE 30, 2002. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- *IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT* LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON JUNE 30, 2002.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF JUNE 2002 FOR $116,000 Ps

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS AS OF MARCH 2002 FOR $2.4 MM Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF JUNE 2002 FOR $13,000, $1,000, $3,000, $21,000 AND $10,000 THAT CORRESPONDS TO RISKS "A", "B", "C", "D"AND "E", RESPECTIVELY.

7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF JUNE 30, 2002.

LONG TERM DEBT

(Constant 000's Pesos as of June '02)

DEPOSITS	Balance		Weighted Rate	
	M.N	USD	M.N	USD
Bank Bonds	1,803,905	-	7.7%	-

DERIVATIVES INSTRUMENTS

(000's Pesos as of June '02)

	USD	Pesos
Hedging Derivatives		
Forwards		
Ask	669,500.0	-
Bid	10,000.0	-
Transactional Derivatives		
Forwards		
Ask	86,000.0	-
Bid	5,000.0	-
TIIE 28	-	-
TIIE 28	-	-
Futures		
TIIE 28	-	-
Dollar	-	-
Pesos	3,556.9	-
TOTAL	**754,056.9**	**-**

MATURITY	TOTAL
1 to 7 days	689
8 days to 1 month	100,128
1 to 3 months	-
3 to 6 months	1,229,544
6 to 9 months	299,867
9 months to 1 year	15,324
1 to 2 years	1,581,652
2 to 3 years	680,997
3 to 4 years	1,704
4 to 5 years	24,031
5 to 7 years	33,787
7 to 9 years	38,946
more than 9	-
TOTAL	**4,006,669**

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of June '02)

	March 31,2002
Pesos	735,237
USD*	3,271,432
TOTAL	**4,006,669**

BALANCE:

PESOS	Balance	Weighted
Call money	0	
Discounts	635,109	
Interbanking	100,128	
	735,237	**5.67%**

USD*	Balance	Weighted
Loans from foreing banks	1,953,542	
Loans from national banks	123,561	
Discounts	1,194,329	
	3,271,432	**5.17%**

* Figures in USD are expressed in Pesos

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement US GAAP (MM USD)

	Jun-01	Jun-02
Interest Income	263.4	195.7
Interest Expense	132.0	55.4
FINANCIAL MARGIN	**131.5**	**140.3**
Loan Loss Provisions	23.5	80.5
RISK ADJUSTED NII	**107.9**	**59.8**
Premiums	290.7	408.1
Comissions & Tariffs	60.2	44.0
Market-Related Income	181.0	158.5
TOTAL OPERATING INCOME	**639.7**	**670.3**
Aquisiton Cost	69.3	85.6
Contrctual obligatios & other net Cost	174.2	278.2
Policies dividends	30.8	41.3
Other Insurance & Bond reserves	5.4	6.7
Administrative Expenses	90.6	94.9
OPERATING INCOME	**269.5**	**163.6**
Other Expenses (Products)	5.0	-0.3
NET INCOME BEFORES TAXES	**264.4**	**163.9**
Incurred Income Tax	33.2	47.3
Deferred Income Tax	71.0	-31.5
NET INCOME BEFORE SUBSIDIARIES	**160.3**	**148.1**
Participated net income from subs.	3.5	14.8
RESULTS FROM CONTINUED OPERATION	**163.8**	**162.9**
NET INCOME	**163.8**	**162.9**
MINORITY INTEREST	**0.0**	**0.5**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet US GAAP (MM USD)

	Jun-01	Jun-02
ASSETS		
Cash & due from Banks	**375.6**	**544.8**
Financial Instruments	**2,427.2**	**2,759.4**
Negotiable	1,071.2	1,281.5
For Sale	616.2	565.8
Held to Maturity	739.8	912.0
Unlisted Securities	0.0	0.0
Investments in Real State for Leasing	**14.5**	**12.8**
Repos & Derivatives	**37.0**	**763.8**
Repo Operations	1.7	9.1
Securities to be received in credit Operations	0.0	0.0
Derivatives	35.3	754.7
LOANS	**3,383.4**	**3,650.3**
Commercial	3,303.9	3,270.4
Interbank	0.0	203.5
Consumer	70.8	0.3
Housing	8.7	49.4
Federal Government	0.0	126.7
FOBAPROA/IPAB	0.0	0.0
PAST-DUE LOANS	**53.9**	**90.0**
TOTAL GROSS LOANS	**3,437.3**	**3,740.3**
Loan Loss Reserves	262.7	358.1
TOTAL NET LOANS	**3,174.6**	**3,382.1**
Receivables,Sundry Debtors & Adv. Payments	380.7	413.7
Fixed Assets (net)	182.7	167.1
Repossessed Assets	3.4	2.3
Permanent Equity Investments	453.7	299.6
Deferred Taxes (net)	0.0	0.0
Other assets,deferred charges & intangible	210.6	206.1
TOTAL ASSETS	**7,260.0**	**8,551.9**

	Jun-01	Jun-02
LIABILITIES		
DEPOSITS	**1,638.3**	**1,941.5**
Demand Deposits	47.7	57.3
Time Deposits	1,391.7	120.2
Bank Bonds	199.0	1,764.0
Contingency claim & Premium Reserves	**1,269.3**	**1,686.8**
INTERBANK LOANS & OTHER	**642.3**	**362.5**
REPO & DERIVATIVES OPERATIONS	**1.8**	**796.9**
Repo Operations	1.8	6.9
Credit related operations	0.0	0.0
Derivatives	0.0	790.0
OTHER ACCOUNTS PAYABLE	**439.5**	**520.1**
Income tax & Employee profit sharing	75.3	26.4
Other accounts payable	364.2	493.8
DEFERRED TAXES	511.1	482.8
DEFERRED CREDITS	3.9	6.9
TOTAL LIABILITIES	**4,506.2**	**5,797.7**
STOCKHOLDERS' EQUITY		
SUSCRIBED CAPITAL	**1,016.0**	**1,016.0**
Paid-in Capital	1,016.0	1,016.0
EARNED CAPITAL	**1,737.7**	**1,735.9**
Retained Earnings	1,486.9	1,735.9
Adjusments for changes in Accounting Principles	250.8	0.0
Minority Interest	0.0	2.4
TOTAL STOCKHOLDERS´ EQUITY	**2,753.7**	**2,754.3**
LIABILITIES & STOCKHOLDERS' EQUITY	**7,260.0**	**8,551.9**

BANCO INBURSA

Consolidated Income Statement Under US GAAP (MM USD)

	Jun 01	Jun 02
Interest Income	264.5	205.8
Interest Expense	128.0	55.5
Financial Margin	**136.4**	**150.3**
Loan Loss Provisions	23.5	80.5
Risk Adjusted Net Interest Income	**112.9**	**69.8**
Comissions and Fees	44.0	22.6
Market-Related Income	62.6	45.0
Operating Revenues	**219.5**	**137.4**
Non-Interest Expense	48.1	45.0
Operating Income	**171.3**	**92.4**
Other Income (Expenses)	0.0	0.0
Earnings Before Taxes	**171.3**	**92.4**
Incurred Income Tax & Profit Sharing	14.5	38.5
Deferred Income Tax	52.9	-44.6
Net Income before Subsidiaries' Net Income	**103.9**	**98.4**
Subsidiaries' Net Income	-5.3	16.2
Continous Operations' Net Income	**98.6**	**114.7**
Discontinued Operations & Extraordinary Items	-1.2	0.0
Minority Interest	0.0	-0.5
Net Income	**97.4**	**114.2**

BANCO INBURSA
Consolidated Balance Sheet UUS GAAP (MM USD)

	Jun 01	Jun 02
Assets		
Cash & Due From Banks	**375.8**	**547.6**
Financial Instruments	**820.2**	**569.2**
Negotiable	783.6	558.1
For Sale	0.2	0.2
Held to Maturity	1.1	9.0
Futures and Advanced Contract	35.3	1.8
Unlisted Securities	0.0	0.0
Repos & Derivatives	**0.0**	**755.0**
Repo Operations	0.0	2.1
Derivatives	0.0	752.9
Guarantee Instruments	0.0	0.0
LOANS	**3,383.8**	**3,691.4**
Discounts	351.3	207.8
Unsecured	287.6	875.2
Secured	2,687.4	2,195.1
Housing	8.7	46.4
Consumer	2.3	0.3
Financial Leasing	24.3	15.6
Recoveries & Restructures	14.9	351.0
Federal Government	7.2	0.0
FOBAPROA	0.0	0.0
Past-Due Loans	**53.9**	**90.0**
Total Gross Loans	**3,437.7**	**3,781.3**
Preventive Provision for Credit Risks	**-262.7**	**-358.1**
Total Net Loans	**3,175.0**	**3,423.2**
Receivables,Sundry Debtors & Adv. Payments	131.1	108.2
Fixed Assets (net)	20.6	25.6
Repossessed Property	3.4	2.3
Permanent Equity Investments	339.4	270.7
Deferred taxes (net)	0.0	0.0
Other assets,deferred charges & intangible	68.9	50.1
TOTAL ASSETS	**4,934.3**	**5,752.0**

	Jun 01	Jun 02
Liabilities		
Deposits	**1,640.3**	**1,945.9**
Demand Deposits	248.6	61.7
Time Deposits	133.6	181.2
Bank Bonds	1,258.1	120.2
MTN´ s	0.0	1,582.9
Interbank Loans & Other	642.3	402.4
Repo Operations	0.1	0.0
Trading Options	0.0	0.0
Derivatives	0.0	790.0
Other Accounts Payable	173.3	224.4
Income Tax & Employee Profit Sharing	41.3	55.7
Deferred Taxes	258.9	204.6
Deferred Credits	3.9	6.9
TOTAL LIABILITIES	**2,760.1**	**3,630.1**
SUSCRIBED CAPITAL	**987.1**	**987.1**
Paid-in Capital	987.1	987.1
Share subscription premium	0.0	0.0
EARNED CAPITAL	**1,187.1**	**1,134.8**
Capital Reserves	193.8	205.5
Retained Earnings	1,134.6	1,323.3
Income of Changes on Accounting Principles	0.0	0.0
Available for Sale	0.0	0.0
Adjustment for Changes on Accounting Principles	-238.8	-510.5
Net income of the period	97.4	114.2
Minority Interest	0.0	2.4
Total Stockholders´ Equity	**2,174.2**	**2,121.9**
LIABILITIES & STOCKHOLDERS´ EQUITY	**4,934.3**	**5,752.0**

SEGUROS INBURSA
Income Statement US GAAP (MM USD)

	Jun-01	Jun-02
Revenue	**376.0**	**489.9**
Premiums	276.8	395.5
Investments Net.	58.4	69.3
Earnings (losses) in premiums realized	33.9	23.3
Subsidiaries results	6.9	1.7
Benefitts, Expenses and Claims	304.7	447.4
Benefitts, Claims and Adjustments claims expenses	160.6	267.9
Acquisition Cost	69.7	86.1
Policies Dividends	30.8	41.3
Other Reserves Increase	5.4	6.7
Provision for employee profit sharing	6.6	7.9
Operating Expenses	31.7	37.6
Income Before Taxes	**71.2**	**42.5**
Income tax	6.7	0.2
Deferred Income tax	17.5	15.1
Net income	**47.1**	**27.1**

SEGUROS INBURSA

Balance Sheet US GAAP (MM USD)

	Jun-01	Jun-02
ASSETS		
Investments	**1,663.2**	**2,033.4**
Financing operation investments		
Negotiable Investments	**175.5**	**562.4**
Fixed Income	175.5	561.8
Equity	0.0	0.5
Investements for Sale	**576.9**	**552.6**
Fixed Income	524.3	423.0
Equity	52.6	129.6
Held to Maturity Investments	652.5	856.0
Investments on Real Estate for Leasing	14.9	12.8
Investments on Subsidiaries	159.6	2.6
Loans on policies	83.8	47.0
Cash	-3.0	1.2
Interest Debtors	20.6	28.8
Premium debtors & Receivable	163.9	182.2
Reinsurers and receivable	**40.6**	**76.9**
Benefitts and claims	20.6	44.3
Policies reserves	20.0	32.6
Deferred Aquisition cost	49.9	60.9
Fixed Assets, net	52.9	132.7
Other assets	86.2	86.4
Total assets	**2,074.2**	**2,602.6**

	Jun-01	Jun-02
LIABILITIES		
Technical reserves	**1,259.0**	**1,684.8**
Unearned premium reserve, claims pending for paid, life & health	878.7	1,254.8
Pending claims reserve, accidents & casualties and health	90.9	128.4
Other insurances fund	69.9	62.1
Unearned premiums reserve of accident & casualty, and health	200.2	215.0
Other reserves	19.4	24.4
Reinsurances payable	**18.6**	**21.5**
Retained deposits	1.1	0.1
Reinsurance premiums and payable	17.5	21.5
Deferred taxes	247.7	277.7
Income tax & profit sharing	10.5	2.7
Value Added Tax	20.3	21.0
Other labilities	71.9	120.4
Total liabilities	**1,628.1**	**2,128.1**
Stockholders equity		
Paid in capital	131.7	152.7
Other reserves	39.3	143.5
Net Income	47.1	27.1
Retained earnings	233.0	173.4
Acummulated Deferred Taxes	-112.7	-112.7
Adjustments for Changes in Accounting Principles	53.5	35.0
Gain on valuation of real estate	54.2	55.7
Total stockholders equity	**446.1**	**474.6**
Total liabilities and stockholders equity	**2,074.2**	**2,602.6**

OPERADORA INBURSA

Income Statement US GAAP (MM USD)

	Jun 01	Jun 02
Earnings from Investment Sales	1.00	0.02
Asset Management Income	9.39	9.40
Earnings form Interest	0.94	0.60
Unrealized Gain on Portfolio Valuation	0.00	
Total Earnings	**11.33**	**10.02**
General Expenses	0.25	2.94
Total expenses	**0.25**	**2.94**
Earnings Before Taxes	**11.08**	**7.07**
Incurred Income Tax & Profit Sharing	4.11	2.51
Defferred Income Tax	0.00	-4.46
Net Income Before Deferred Accounts	**6.96**	**9.02**
Earnings from subsidiaries	1.26	-1.27
Unadjusted for monetary position result	**8.23**	**7.75**
Net income result actualization	0.00	0.00
Net income	**8.23**	**7.75**

OPERADORA INBURSA
Balance Sheet US GAAP (MM USD)

	Jun 01	Jun 02
Cash	0.00	0.00
Banks	0.00	0.00
Negotiable Instruments	15.56	52.64
Sundry Debtors	1.71	1.29
Permanent investments	17.04	22.47
Receivable Taxes	0.00	2.56
TOTAL ASSETS	**34.30**	**78.96**
Sundry Creditors	1.33	40.24
Payable Taxes	0.00	2.36
Deferred Income Tax	4.47	-0.12
TOTAL LIABILITIES	**5.79**	**42.49**
Stockholders' Equity	1.31	1.31
Legal Reserve	0.24	0.24
Retained Earnings	21.50	33.11
Surplus (deficit) from equity restatement	0.00	0.00
Net income	8.23	7.75
Forex effect on Stockholders´equity	-2.76	-5.93
TOTAL STOCKHOLDERS´ EQUITY	**28.51**	**36.48**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**34.30**	**78.96**

FIANZAS GUARDIANA INBURSA, S.A.

Income Statement US GAAP (MM USD)

	Jun-01	Jun-02
Revenue	**12.8**	**18.2**
Premiums	10.5	19.7
Investments Net.	2.4	2.1
Earnings (losses) realized on investments	0.0	-3.6
Benefitts, Expenses and Claims	**7.9**	**10.5**
Benefitts, Claims and Adjustments claims expenses	7.7	10.2
Acquisition Cost	-0.4	-0.5
Operating Expenses	0.7	0.8
Income Before Taxes	**4.9**	**7.7**
Income tax	1.5	0.5
Deferred Income tax	0.8	2.3
Net income	**2.7**	**5.0**

FIANZAS GUARDIANA INBURSA, S.A.

Balance Sheet US GAAP (MM USD)

	Jun-01	Jun-02
ASSETS		
Investments	**47.3**	**49.3**
Negotiable Investments	**5.8**	**30.5**
Fixed Income	5.8	30.5
Equity	0.0	0.0
Investements for Sale	**39.1**	**13.1**
Fixed Income	23.4	-0.1
Equity	15.7	13.2
Loans on policies	2.4	5.8
Cash	0.2	0.1
Premium debtors & Receivable	4.3	3.8
Reinsurers and receivable	**4.1**	**3.7**
Benefitts and claims	0.2	0.2
Policies reserves	4.0	3.5
Deferred Aquisition cost	-1.3	-1.2
Fixed Assets, net	1.9	2.3
Other assets	1.9	1.6
Total assets	**58.4**	**59.6**

	Jun-01	Jun-02
LIABILITIES		
Technical reserves	**5.4**	**2.1**
Pending claims reserve, accidents & casualties and health	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	5.3	2.0
Other reserves	0.0	0.0
Reinsurances payable	**2.8**	**2.1**
Retained deposits	1.0	0.8
Reinsurance premiums and payable	1.7	1.3
Income tax & profit sharing	7.7	8.3
Value Added Tax	0.7	0.8
Other labilities	2.7	2.3
Total liabilities	**19.2**	**15.5**
Stockholders equity		
Paid in capital	7.9	8.3
Other reserves	1.1	1.6
Net Income	2.7	5.0
Retained earnings	30.7	32.0
Acummulated Deferred Taxes	-4.3	-3.9
Others	1.1	1.1
Adjustmens for changes on Principle Accounts	0.0	0.0
Total stockholders equity	**39.2**	**44.1**
Total liabilities and stockholders equity	**58.4**	**59.6**

INVERSORA BURSATIL
Income Statement US GAAP (MM USD)

	Jun 01	Jun 02
Earnings from management and custody	0.00	0.02
Earnings from mutual funds operations	0.19	0.19
Interest Income	-0.13	-0.57
Comissions	17.75	24.98
Dividends from investments	0.17	0.00
Income from sale of securities	6.48	4.17
Subsidiaries' Net Income	0.21	0.24
Other Income	0.29	0.02
Total Earnings	**24.96**	**29.05**
Interest expenses	0.02	0.09
Comissions and Fees	1.45	3.35
Forex exchange losses	0.01	0.00
Personnel Expenses	4.98	5.21
General Expenses	2.15	3.71
Contingency Fund	0.46	0.05
Others	0.24	0.00
Depreciations and Amortizations	0.47	0.35
Losses from subsidiaries	0.02	0.08
Losses from real estate sales	0.00	0.00
Incurred Income Tax	5.34	5.61
Incurred Employee Profit Sharing	1.62	1.61
Deferred taxes & Employee profit sharing	-0.84	0.08
Total Expenses	**15.93**	**20.13**
NET INCOME	**9.03**	**8.92**

INVERSORA BURSATIL
Balance Sheet US GAAP (MM USD)

	Jun 01	Jun 02
ASSETS		
Cash & Banks	0.01	0.01
Financial Instruments	**70.34**	**76.14**
Negotiable	70.34	76.14
Under repurchase receivable agreements	0.00	0.00
Repo Operations	1.66	6.48
Other accounts receivable	0.78	0.44
Fixed assets,net	1.01	2.23
Permanent equity investments	3.79	3.79
Other Assets	1.84	8.20
TOTAL ASSETS	**79.42**	**97.29**
LIABILITIES & STOCKHOLDERS' EQUITY		
Repo Operations	1.66	6.47
Other Account Payable	**16.74**	**17.43**
Income Tax & Employee profit sharing provision	15.59	12.97
Sundry creditors & other accounts payable	1.16	4.45
Deferred taxes	-0.33	0.49
Total Liabilities	**18.07**	**24.39**
Suscribed capital	14.02	19.89
Paid-in capital	14.02	19.89
Earned Capital	47.32	53.02
Capital reserves	6.57	6.78
Retained earnings	14.98	26.42
Net icome	9.03	8.92
Forex effect on Stockholders´equity	16.74	10.90
Total Stockholders' Equity	**61.35**	**72.91**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**79.42**	**97.29**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of June 30st, 2002

(MM Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	Acumulated JUN '02	Acumulated JUN '01
Interest Income	2,189.4	2,200.5	1,818.8	1,633.6	1,590.0	2,030.2	3,620.3	4,389.8
Interest Expense	(1,449.0)	(1,257.9)	(977.3)	(994.6)	(1,071.8)	(1,109.0)	(2,180.8)	(2,706.9)
Monetary Position	(206.3)	(230.3)	(114.3)	(180.2)	(127.1)	(209.1)	(336.1)	(436.7)
FINANCIAL MARGIN	**534.0**	**712.2**	**727.1**	**458.8**	**391.2**	**712.1**	**1,103.3**	**1,246.3**
Loan Loss Provisions	36.3	188.0	156.1	235.9	689.2	50.2	739.4	224.4
RISK ADJUSTED NII	**497.7**	**524.2**	**571.1**	**222.9**	**(298.0)**	**661.9**	**363.9**	**1,021.9**
	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Comissions & Tariffs	208.4	336.3	161.8	234.0	187.9	180.1	368.0	544.7
Market-Related Income	(97.7)	559.2	(1,308.8)	1,501.0	855.6	(316.5)	539.1	461.5
TOTAL OPERATING INCOME	**608.4**	**1,419.7**	**(575.9)**	**1,957.9**	**745.4**	**525.5**	**1,270.9**	**2,028.2**
Administrative Expenses	258.5	290.2	248.7	488.8	253.9	272.1	526.0	548.7
OPERATING INCOME	**349.9**	**1,129.5**	**(824.6)**	**1,469.1**	**491.5**	**253.5**	**745.0**	**1,479.4**
Other Expenses (Products)	23.0	35.0	(20.0)	69.5	97.0	45.3	142.3	58.0
NET INCOME BEFORES TAXES	**326.9**	**1,094.5**	**(804.6)**	**1,399.6**	**394.5**	**208.2**	**602.7**	**1,421.4**
Income Tax & Employee profit sharing	105.5	154.2	238.1	(9.4)	70.5	377.1	447.6	259.7
Deferred Taxes	(100.2)	314.1	(574.9)	376.7	(1,608.5)	1,373.6	(234.8)	213.9
NET INCOME BEFORE SUBSIDIARIES	**321.6**	**626.2**	**(467.8)**	**1,032.2**	**1,932.4**	**(1,542.5)**	**389.9**	**947.8**
Participated net income from subs.	(1.9)	178.8	(141.4)	6.3	211.4	(15.2)	196.2	176.9
RESULTS FROM CONTINUED OPERATION	**319.7**	**805.1**	**(609.2)**	**1,038.5**	**2,143.8**	**(1,557.7)**	**586.1**	**1,124.7**
Extraordinary Income	0.0	0.0	0.0	0.0	0.0	1,744.2	1,744.2	0.0
NET INCOME	**319.7**	**805.1**	**(609.2)**	**1,038.5**	**2,143.8**	**186.5**	**2,330.3**	**1,124.7**
MINORITARY INTEREST	**3.8**	**7.5**	**1.7**	**3.6**	**2.6**	**0.3**	**2.9**	11.3

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of June 30, 2002

ASSETS	Jan-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02
Cash & due from Banks	**6,324.5**	**3,619.6**	**4,752.8**	**3,832.2**	**4,812.9**	**5,460.5**
Financial Instruments	11,635.1	11,649.0	10,894.2	13,531.9	12,850.8	6,591.1
Negotiable	11,621.7	11,636.7	10,791.1	13,415.1	12,745.3	6,499.4
For Sale	2.0	2.1	1.9	1.9	1.9	1.8
Held to Maturity	11.3	10.2	101.2	114.9	103.7	89.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	313.9	1,100.7	74.5	226.5	225.2	91.0
Repo Operations	43.3	20.7	74.5	105.8	40.1	91.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	270.5	1,080.0	0.0	120.6	185.1	0.0
LOANS	25,743.1	28,852.4	27,401.8	29,715.4	32,225.1	36,345.2
Commercial	24,589.8	27,805.1	26,411.5	28,116.1	30,749.2	32,563.0
Interbank	200.6	206.9	214.3	811.7	790.9	3,287.7
Consumer	0.0	0.0	0.8	1.4	1.5	2.5
Housing	885.7	771.9	705.8	715.9	635.6	491.9
Federal Government	67.0	68.5	69.4	70.3	47.9	0.1
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	239.9	512.6	422.9	304.2	295.3	895.9
TOTAL GROSS LOANS	**25,983.0**	**29,365.1**	**27,824.7**	**30,019.6**	**32,520.4**	**37,241.1**
Loan Loss Reserves	2,383.3	2,500.4	2,692.3	2,847.8	3,371.1	3,565.9
TOTAL NET LOANS	**23,599.7**	**26,864.7**	**25,132.5**	**27,171.8**	**29,149.2**	**33,675.2**
Receivables,Sundry Debtors & Adv. Payments	454.0	1,590.6	829.7	3,326.6	3,773.5	1,379.3
Fixed Assets (net)	312.8	343.8	379.3	428.7	414.5	420.3
Repossessed Assets	39.8	32.0	23.8	23.6	23.3	23.0
Permanent Equity Investments	6,604.5	6,749.4	6,782.6	6,665.8	6,842.5	6,698.1
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	17.4
Other assets,deferred charges & intangible	252.9	322.5	406.7	265.5	278.4	289.1
TOTAL ASSETS	49,537.2	52,272.1	49,276.2	55,472.4	58,370.5	54,644.9

LIABILITIES	Jan-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02
DEPOSITS	12,018.2	15,607.9	16,209.9	20,788.9	22,185.9	19,373.1
Demand Deposits	983.6	466.7	444.6	667.0	639.7	612.5
Time Deposits	9,124.7	13,246.9	13,890.1	18,264.5	19,711.4	16,956.7
Bank Bonds	1,909.9	1,894.4	1,875.3	1,857.5	1,834.7	1,803.9
INTERBANK LOANS & OTHER	8,367.4	6,114.1	4,836.3	3,939.4	3,607.7	4,010.1
	26.1	21.5	187.3	103.4	3,067.2	382.4
Repo Operations	26.1	21.5	71.2	103.4	3,067.2	68.7
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	116.1	0.0	0.0	313.8
OTHER ACCOUNTS PAYABLE	2,654.4	2,224.9	1,777.8	3,004.8	1,472.6	3,003.8
Income tax & Employee profit sharing	607.3	513.4	793.5	724.5	378.3	713.5
Other accounts payable	2,047.2	1,711.6	984.4	2,280.3	1,094.3	2,290.3
DEFERRED TAXES	1,924.2	2,231.4	1,617.9	1,988.3	355.9	9.9
DEFERRED CREDITS	96.5	744.1	26.9	13.8	28.3	38.6
TOTAL LIABILITIES	25,086.9	26,943.9	24,656.2	29,838.6	30,717.6	26,818.0
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	12,369.3	12,416.6	12,361.2	12,415.9	12,378.0	12,388.5
Paid-in Capital	11,583.8	11,628.1	11,576.2	11,627.5	11,592.0	11,601.9
Share Subscription Premium	785.5	788.5	785.0	788.4	786.0	786.7
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	12,058.7	12,881.7	12,227.3	13,182.7	15,237.2	15,414.8
Capital Reserves	2,136.8	2,145.1	2,135.7	2,144.9	2,138.4	2,140.2
Retained Earnings	23,976.8	24,068.6	23,961.2	24,067.3	25,526.6	25,548.2
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,125.6)	(1,149.5)	(1,135.5)	(1,271.8)	(1,314.4)	(1,335.3)
Surplus (deficit) from Equity Restatement	(13,245.0)	(13,295.8)	(13,236.5)	(13,295.1)	(13,254.6)	(13,265.8)
Net Income of the period	315.8	1,113.3	502.4	1,537.3	2,141.2	2,327.4
Minority Interest	22.4	29.9	31.5	35.3	37.6	23.6
TOTAL STOCKHOLDERS´ EQUITY	24,450.4	25,328.2	24,619.9	25,633.9	27,652.9	27,826.9
LIABILITIES & STOCKHOLDERS' EQUITY	49,537.2	52,272.1	49,276.2	55,472.4	58,370.5	54,644.9

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of June, 2002

CUSTOMER POSITION ACCOUNTS	Jun-02
CUSTOMER CURRENT ACCOUNTS	**(44.1)**
Customer bank balances	0.1
Custumer transaction liquidations	(44.2)
Client loans	0.0
CUSTOMER SECURITIES	**340,150.6**
Assets in custody or under administration	339,308.3
Assets received in guarantee	842.3
TRANSACTIONS ON BEHALF OF CUSTOMERS	**95,029.5**
Customer Repos	14,431.3
Customer Securities Loans	38,615.9
Purchase of Derivatives	41,982.3
TOTAL CUSTOMER POSITION	**435,136.0**

COMPANY POSITION ACCOUNTS	Jun-02
REGISTRY ACCOUNTS	**390,019.8**
Guarantees granted	62.9
Assets under trust	118,512.7
Assets under custody or administration	260,667.3
Irrevocable lines of credit granted	869.9
Shares held in custody	758.1
Other contingent obligations	9,148.9
REPO OPERATIONS	
	(38.8)
Receivables on repurchase agreements	45,010.4
Reporchase agreement creditors	(45,049.1)
	60.2
Repurchase agreement debtors	32,241.9
Payables on repurchase agreements	(32,181.7)
TOTAL OWN POSITION	**390,041.3**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2002
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st. 2001	11,601.9	786.7	2,140.2	24,014.3	(13,265.8)	(1,269.0)	1,534.0	35.2	25,577.4
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2001 results				1,534.0			(1,534.0)		0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise									
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
Net Income							2,327.4		2,327.4
No monetary assets results						(66.3)			(66.3)
Minority Interest								(11.6)	(11.6)
BALANCE AT JUNE 30, 2002	**11,601.9**	**786.7**	**2,140.2**	**25,548.2**	**(13,265.8)**	**(1,335.3)**	**2,327.4**	**23.6**	**27,826.9**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2002

(MM PS)

	Jun 02
OPERATING ACTIVITIES	
Net Income	2,330.3
Subsidiaries' Income	(196.2)
Depreciation & Amortization	55.6
Loan Loss Reserves	739.4
Market Related Result	(199.1)
Deferred taxes	(1,979.0)
	751.0
Cash increase (decrease) from funding	(1,370.0)
Cash increase (decrease) from Loan Portfolio	(7,287.6)
Cash increase (decrease) from Trading Operation	6,911.0
Cash increase (decrease) from Derivative Financial Instruments	414.3
Cash increase (decrease) in Accounts Payable-Recivable	2,173.7
Banking Loans & Other Financial Institutions	79.3
	920.8
Cash flow from operating activities	**1,671.8**
Financing Activities	**0**
Increase (decrease) of Stocholders' Equity	0.0
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(35.0)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(35.0)**
Net Increase in Cash	**1,636.8**
Cash at beginning of the period	**3,823.7**
Cash at end of period	**5,460.5**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of June 2002)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	Acumulated JUN '02	Acumulated JUN '01
Interest Income	1,933.00	2,010.85	1,601.18	1,348.58	1,353.73	1,729.76	3,083.49	3,943.84
Interest Expense	1,237.72	1,115.58	809.25	755.38	861.83	807.73	1,669.56	2,353.30
Monetary Position	-196.84	-233.05	-112.25	-175.96	-127.03	-209.01	-336.04	-429.90
Financial Margin	**498.44**	**662.21**	**679.68**	**417.24**	**364.86**	**713.02**	**1,077.89**	**1,160.65**
Loan Loss Provisions	36.34	188.06	155.97	235.98	689.25	50.18	739.43	224.40
Risk Adjusted Net Interest Income	**462.10**	**474.15**	**523.72**	**181.26**	**-324.39**	**662.84**	**338.45**	**936.25**
Comissions and Fees	153.76	231.82	98.82	161.58	113.54	49.29	162.84	385.58
Market-Related Income	-136.51	515.65	-1,329.27	1,486.84	764.73	-310.44	454.29	379.14
Operating Revenues	**479.35**	**1,221.63**	**-706.73**	**1,829.68**	**553.89**	**401.69**	**955.58**	**1,700.98**
Non-Interest Expense	218.89	246.46	209.63	420.81	211.28	210.68	421.96	465.35
Operating Income	**260.46**	**975.17**	**-916.36**	**1,408.87**	**342.61**	**191.01**	**533.63**	**1,235.63**
Other Income (Expenses)	-24.89	-24.66	24.38	-68.10	-54.86	-73.28	-128.13	-49.55
Earnings Before Taxes	**235.57**	**950.51**	**-891.98**	**1,340.77**	**287.76**	**117.73**	**405.49**	**1,186.07**
Incurred Income Tax & Profit Sharing	69.25	86.91	220.83	-43.51	34.43	321.04	355.46	156.16
Deferred Income Tax	-95.86	310.57	-564.63	374.16	-1,585.17	1,391.94	-193.23	214.70
Net Income Before Subsidiaries' Net Income	**262.18**	**553.03**	**-548.18**	**1,010.13**	**1,838.50**	**-1,595.24**	**243.26**	**815.21**
Subsidiaries' Net Income	-120.01	2.13	-19.06	-3.86	59.48	60.06	119.54	-117.88
Continous Operations' Net Income	**142.17**	**555.16**	**-567.24**	**1,006.27**	**1,897.97**	**-1,535.18**	**362.80**	**697.33**
Discontinued Operations & Extraordinary Items	0.00	0.00	0.00	0.00	0.00	1,744.21	1,744.21	0.00
Minority Interest	-3.86	-7.44	-1.73	-3.66	-2.61	-0.26	-2.86	-11.30
Net Income	**138.30**	**547.72**	**-568.97**	**1,002.61**	**1,895.37**	**208.78**	**2,104.14**	**686.02**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant June 2002 Ps.)

Assets	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Cash & Due From Banks	**6,325.57**	**3,620.75**	**4,754.92**	**3,832.10**	**4,812.90**	**5,460.41**
Financial Instruments	**10,827.45**	**10,815.16**	**10,179.73**	**12,308.18**	**11,600.09**	**5,291.32**
Negotiable	10,814.10	10,802.90	10,076.52	12,191.43	11,494.56	5,199.63
For Sale	2.01	2.08	1.91	1.90	1.87	1.84
Held to Maturity	11.34	10.18	101.29	114.85	103.66	89.85
Unlisted Securities	0.00	0.00	0.00	0.00	0.00	0.00
Repos & Derivatives	**273.61**	**1,084.87**	**3.98**	**132.65**	**195.22**	**25.65**
Repo Operations	3.07	4.88	3.98	12.02	10.10	25.65
Securities to be received in credit Operations	0.00	0.00	0.00	0.00	0.00	0.00
Derivatives	270.53	1,080.00	0.00	120.62	185.12	0.00
LOANS	**25,740.83**	**28,856.45**	**27,406.07**	**30,149.71**	**32,646.72**	**36,754.16**
Commercial	24,587.63	27,809.08	26,415.62	28,550.39	31,170.83	32,971.95
Interbank	200.56	206.91	214.34	811.70	790.92	3,287.73
Consumer	0.00	0.00	0.81	1.43	1.46	2.55
Housing	885.70	771.93	705.80	715.90	635.59	491.87
Federal Government	66.93	68.52	69.48	70.30	47.92	0.06
FOBAPROA	0.00	0.00	0.00	0.00	0.00	0.00
Past-Due Loans	**239.93**	**512.64**	**422.95**	**304.17**	**295.29**	**895.91**
Total Gross Loans	**25,980.76**	**29,369.09**	**27,829.01**	**30,453.88**	**32,942.01**	**37,650.08**
Preventive Provision for Credit Risks	**-2,383.26**	**-2,500.34**	**-2,692.26**	**-2,847.82**	**-3,371.11**	**-3,565.93**
Total Net Loans	**23,597.50**	**26,868.75**	**25,136.76**	**27,606.05**	**29,570.89**	**34,084.15**
Receivables,Sundry Debtors & Adv. Payments	420.81	1,565.65	808.72	3,303.02	3,746.34	1,332.80
Fixed Assets (net)	277.95	290.83	328.24	361.87	350.87	346.30
Repossessed Property	39.64	32.01	23.86	23.63	23.31	23.03
Permanent Equity Investments	3,232.49	3,201.81	3,214.14	3,136.80	3,167.92	3,101.58
Deferred taxes (net)	0.00	0.00	0.00	0.00	0.00	17.38
Other assets,deferred charges & intangible	231.10	297.61	307.36	222.76	213.41	200.09
TOTAL ASSETS	45,226.11	47,777.43	44,757.70	50,927.06	53,680.96	49,882.71

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Deposits	**12,021.22**	**15,612.81**	**16,213.58**	**20,799.88**	**22,188.82**	**19,374.98**
Demand Deposits	986.65	471.62	448.22	677.96	642.66	614.33
Time Deposits	9,124.68	13,246.84	13,890.07	18,264.45	19,711.43	16,956.74
Bank Bonds	1,909.89	1,894.35	1,875.28	1,857.47	1,834.73	1,803.91
Interbank Loans & Other	8,367.33	6,114.07	4,836.34	3,938.99	3,607.69	4,006.67
Repo Operations	6.89	5.75	4.13	12.77	0.00	4.26
Credit Related Operations	0.00	0.00	0.00	0.00	3,037.24	0.00
Derivatives	0.00	0.00	116.07	0.00	0.00	313.78
Other Accounts Payable	1,988.05	1,649.54	936.33	2,226.86	1,052.87	2,794.53
Income Tax & Employee Profit Sharing	414.59	392.72	631.79	612.19	277.82	0.00
Deferred Taxes	1,877.67	2,181.82	1,579.19	1,939.14	330.68	0.00
Deferred Credits	96.48	744.09	26.95	13.81	28.32	38.64
TOTAL LIABILITIES	**24,772.22**	**26,700.80**	**24,344.39**	**29,543.65**	**30,523.44**	**26,532.85**
SUSCRIBED CAPITAL	**12,251.23**	**12,298.14**	**12,243.29**	**12,297.46**	**12,260.01**	**12,270.39**
Paid-in Capital	12,251.23	12,298.14	12,243.29	12,297.46	12,260.01	12,270.39
Share subscription premium	0.00	0.00	0.00	0.00	0.00	0.00
EARNED CAPITAL	**8,202.66**	**8,778.49**	**8,170.02**	**9,085.95**	**10,897.51**	**11,079.46**
Capital Reserves	3,535.25	3,548.80	3,532.86	3,548.49	3,537.69	3,650.38
Retained Earnings	12,817.35	12,866.41	12,809.96	12,866.64	13,926.85	13,840.72
Income of Changes on Accounting Principles	2.30	-7.86	-13.83	-139.81	-181.13	-213.43
Available for Sale	0.00	0.00	0.00	0.00	0.00	0.00
Surplus (deficit) from equity restatement	-8,312.83	-8,344.66	-8,307.43	-8,344.19	-8,318.78	-8,325.83
Net income of the period	138.30	686.02	117.05	1,119.66	1,895.37	2,104.14
Minority Interest	22.28	29.76	31.41	35.15	37.51	23.48
Total Stockholders´ Equity	**20,453.89**	**21,076.63**	**20,413.31**	**21,383.41**	**23,157.52**	**23,349.86**
LIABILITIES & STOCKHOLDERS´ EQUITY	**45,226.11**	**47,777.43**	**44,757.70**	**50,927.06**	**53,680.96**	**49,882.71**

MEMORANDUM ACCOUNTS

(MM Constant June 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Guarantees Granted	189.90	145.92	121.85	96.71	72.72	62.92
Other Contingent Obligations	9,788.68	9,716.79	9,595.40	8,966.20	9,385.91	9,148.89
Irrevocable Lines of Credit Granted	571.45	578.46	1,166.30	1,307.62	115.79	869.91
Goods in Trust or Mandate	105,821.18	99,528.76	103,139.19	104,846.69	102,224.82	118,512.73
Investment Banking Operations on Behalf of Third	0.00	0.00	0.00	752.25	742.06	732.96
Goods in Custody or Under Administration	219,878.06	308,750.00	265,730.23	292,628.00	309,046.82	259,863.01
Loan Portfolio Clasification	30,123.57	26,571.91	29,770.05	31,912.60	34,216.58	38,615.91
Amounts Contracted in Derivative Instruments	50,691.16	85,806.50	14,293.84	14,149.06	22,075.32	41,982.32
	417,063.99	**531,098.34**	**423,816.87**	**454,659.14**	**477,880.03**	**469,788.66**
Receivables on Repurchase Agreements	13,567.88	14,441.82	13,794.31	19,206.95	17,074.06	30,579.04
Repurchase Agreement Creditors	13,574.77	14,436.94	13,798.45	19,194.93	17,066.84	30,553.39
Net	-6.89	4.88	-4.13	12.02	7.22	25.65
Repurchase Agreement Debtors	9,374.00	11,184.13	12,547.48	17,908.02	2,992.30	17,813.64
Payables on Repurchase Agreements	9,370.93	11,189.87	12,543.50	17,920.79	2,989.42	17,817.90
Net	3.07	-5.75	3.98	-12.77	2.88	-4.26

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2002
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st, 2001	12,270.4	0.0	3,540.7	12,838.3	(8,325.8)	(139.5)	1,117.2	35.1	21,336.3
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2001 results				1,117.2			(1,117.2)	(35.1)	(35.1)
reserves creation			109.7	(109.7)					0.0
Dividens Payment				(5.1)					(5.1)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							2,104.1		2,104.1
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						(73.9)			(73.9)
Minority Interest								23.5	23.5
BALANCE AT JUNE 30, 2002	12,270.4	-	3,650.4	13,840.7	(8,325.8)	(213.4)	2,104.1	23.5	23,349.9

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 31, 2002

(MM PS)

	Jun-02
OPERATING ACTIVITIES	
Net Income	2,104.1
Subsidiaries' Income	(309.7)
Depreciation & Amortization	49.8
Loan Loss Reserves	739.4
Market Related Result	(912.8)
Deferred taxes	(19.9)
	1,650.9
Cash increase (decrease) from funding	(1,379.1)
Cash increase (decrease) from Loan Portfolio	(7,263.2)
Decrease or Increase in treasury transactions	6,934.2
Cash increase (decrease) from Derivative Financial Instruments	(60.0)
Banking Loans & Other Financial Institutions	76.3
	(1,691.8)
Cash flow from operating activities	**(40.9)**
Financing Activities	
Dividends Payment	(5)
Increase (decrease) of Stocholders' Equity	
Cash Flow From Financing Activities	**(5.1)**
Investments Activities	
Buy(sell) of fixed permanent stocks	28.3
Buy(sell) of fixed assets	(16.7)
Sundry creditors	1,963.0
Deferred charges	22.2
Repossed assets	0.6
Deferred credits	24.9
Accounts Payable-Recivable	(339.4)
Cash Flow From Investment Activities	**1,682.8**
Net Increase in Cash	**1,636.7**
Cash at beginning of the period	**3,823.7**
Cash at end of period	**5,460.4**

OPERADORA INBURSA

Income Statement

(MM June 2002 Constant Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	Acumulated JUN '02	Acumulated JUN '01
Earnings from Investment Sales	3.59	6.01	1.49	0.54	0.13	0.10	0.23	9.60
Asset Management Income	44.00	46.35	46.26	44.02	48.13	40.00	88.14	90.35
Earnings form Interest	0.01	9.03	-9.03	0.07	0.00	0.00	0.00	9.03
Unrealized Gain on Portfolio Valuation	1.12	-1.22	0.07	-30.84	3.44	2.15	5.60	-0.10
Total Earnings	**48.72**	**60.17**	**38.79**	**13.78**	**51.71**	**42.25**	**93.96**	**108.89**
General Expenses	0.93	1.50	1.41	6.12	13.97	13.65	27.62	2.43
Total expenses	**0.93**	**1.50**	**1.41**	**6.12**	**13.97**	**13.65**	**27.62**	**2.43**
Earnings Before Taxes	**47.79**	**58.67**	**37.38**	**7.66**	**37.74**	**28.60**	**66.34**	**106.46**
Incurred Income Tax & Profit Sharing	18.44	21.12	-0.75	11.93	-21.22	2.95	-18.27	39.56
Net Income Before Deferred Accounts	**29.35**	**37.55**	**38.13**	**-4.27**	**58.96**	**25.66**	**84.62**	**66.90**
Earnings from subsidiaries	-0.88	13.15	-21.61	17.61	10.99	-22.94	-11.95	12.26
Unadjusted for monetary position result	**28.47**	**50.70**	**16.52**	**13.34**	**69.94**	**2.72**	**72.66**	**79.16**
Monetary position	**-2.65**	**-3.12**	**-2.35**	**-4.07**	**-3.18**	**-4.77**	**-7.95**	**-5.77**
Net income result actualization	0.05	0.50	0.83	1.38	0.06	0.93	0.99	0.55
Net income	**25.86**	**48.07**	**15.00**	**10.65**	**66.82**	**-1.12**	**65.70**	**73.93**

OPERADORA INBURSA

BALANCE SHEET (MM June 2002 Constant Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Cash	0.00	0.00	0.00	0.00	0.00	0.00
Banks	0.01	0.01	0.01	0.01	0.01	0.00
Negotiable Instruments	118.41	148.10	34.69	516.16	523.76	524.10
Sundry Debtors	15.16	16.23	14.84	15.83	16.99	12.89
Permanent investments	150.52	162.20	283.80	241.87	249.57	223.71
						25.52
TOTAL ASSETS	284.10	326.54	333.33	773.86	790.33	786.22
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	0.11	0.00	0.00	430.15	416.79	400.39
Payable Taxes	22.87	12.62	13.99	12.89	10.82	23.85
Deferred Income Tax	38.53	42.50	33.81	33.77	-0.25	-0.12
TOTAL LIABILITIES	61.51	55.12	47.80	476.81	427.36	424.12
STOCKHOLDERS' EQUITY						
Stockholders' Equity	19.01	19.09	19.00	19.09	19.03	19.04
Legal Reserve	3.53	3.55	3.53	3.55	3.54	3.54
Retained Earnings	217.13	217.96	216.99	217.95	316.56	316.83
Surplus (deficit) from equity restatement	-42.95	-43.11	-42.92	-43.11	-42.98	-43.01
Net income	25.86	73.93	88.93	99.58	66.82	65.70
TOTAL STOCKHOLDERS´ EQUITY	222.59	271.42	285.53	297.05	362.97	362.10
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	284.10	326.54	333.33	773.86	790.33	786.22

INVERSORA BURSATIL

Income Statement

(MM Constant June 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	Acumulated JUN '02	Acumulated JUN '01
Commisions & Tariffs	55.21	103.93	65.93	69.60	74.34	131.73	206.07	159.14
Earnings From Services	**55.21**	**103.93**	**65.93**	**69.60**	**74.34**	**131.73**	**206.07**	**159.14**
Income from sale of securities	32.98	36.62	22.56	22.35	65.89	13.80	79.69	69.60
Interest Income	3.31	-4.57	6.00	4.79	-4.55	-0.79	-5.34	-1.26
Interest Expense	-0.30	-0.03	-0.07	-0.24	-44.56	4.42	-40.14	-0.33
Unrealized gain on Portfolio Valuation	-4.10	-1.06	-3.00	23.64	21.37	-22.11	-0.74	-5.16
Monetary Position	-6.18	-5.64	-4.23	-8.45	-6.37	-8.49	-14.85	-11.82
Financial Margin	**25.70**	**25.33**	**21.25**	**42.10**	**31.77**	**-13.15**	**18.62**	**51.03**
Operating Income	**80.91**	**129.26**	**87.18**	**111.70**	**106.12**	**118.57**	**224.69**	**210.17**
General Expenses	35.65	39.53	35.69	62.91	33.61	52.53	86.14	75.18
Operating Margin	**45.26**	**89.73**	**51.49**	**48.79**	**72.50**	**66.04**	**138.55**	**134.99**
Other Expenses (Income)	-2.28	0.64	-0.27	-2.99	0.02	-0.18	-0.16	-1.64
Net Income Before Income Tax & Profit Sharing	**47.54**	**89.09**	**51.76**	**51.78**	**72.49**	**66.22**	**138.71**	**136.63**
Incurred Income Tax & Profit Sharing	18.46	50.62	8.81	13.01	23.67	44.65	68.32	69.08
Deffered Income Tax	-6.04	-0.83	-2.03	10.44	10.27	-10.02	0.25	-6.87
	0.00	0.00	0.00					
Net Income Before Subsidiaries' Net Income	**35.13**	**39.29**	**44.98**	**28.33**	**38.55**	**31.59**	**70.14**	**74.42**
Subsidiaries' Net Income	3.16	0.48	1.21	-0.65	0.81	0.76	1.57	3.64
Net Income	**38.29**	**39.77**	**46.19**	**27.67**	**39.36**	**32.35**	**71.71**	**78.06**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant June 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Cash & Banks	**0.08**	**0.05**	**0.07**	**0.11**	**0.15**	**0.12**
FINANCIAL INSTRUMENTS	**683.18**	**669.58**	**661.83**	**692.98**	**705.20**	**758.13**
Negotiable	683.18	669.58	661.83	692.98	705.20	758.13
Under repurchase receivable agreements	0.00	0.00	0.00	0.00	0.00	0.00
Repos & Derivatives	**18.95**	**15.79**	**67.12**	**90.60**	**30.02**	**64.49**
Repo Operations	18.95	15.79	67.12	90.60	30.02	64.49
Other accounts receivable	7.66	7.38	5.38	5.84	6.57	4.39
Fixed assets,net	25.49	20.82	20.06	33.08	32.74	32.04
Permanent equity investments	37.76	36.05	37.26	38.13	38.81	37.73
Other Assets	17.33	17.51	93.61	38.25	59.10	81.65
TOTAL ASSETS	790.45	767.19	885.33	898.99	872.59	978.54
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**19.31**	**15.81**	**67.05**	**90.59**	**29.95**	**64.41**
Repo Operations	19.31	15.81	67.05	90.59	29.95	64.41
Other Account Payable	**219.84**	**159.36**	**184.04**	**134.08**	**120.92**	**173.49**
Income Tax & Employee profit sharing provision	211.78	148.36	146.18	96.70	89.03	129.17
Sundry creditors & other accounts payable	8.05	11.00	37.86	37.38	31.88	44.33
Deferred taxes	7.23	6.36	4.23	14.66	24.69	9.31
Total Liabilities	**246.38**	**181.53**	**255.31**	**239.33**	**175.56**	**247.21**
STOCKHOLDERS' EQUITY						
Suscribed capital	**369.98**	**410.39**	**408.50**	**410.26**	**408.96**	**464.55**
Paid-in capital	369.98	410.39	408.50	410.26	408.96	464.55
Earned Capital	**174.10**	**175.27**	**221.52**	**249.40**	**288.06**	**266.78**
Capital reserves	46.43	46.60	46.39	46.59	46.44	48.48
Retained earnings	271.09	233.04	231.97	232.97	383.67	326.64
Valuation effect in assoc. & affiliated companies	27.31	27.36	27.74	27.65	27.66	29.16
Surplus (deficit) of equity restatement	-209.02	-209.79	-208.82	-209.72	-209.06	-209.21
Net icome	38.29	78.06	124.24	151.92	39.36	71.71
Stockholders' Equity	**544.08**	**585.65**	**630.02**	**659.66**	**697.03**	**731.33**
Total Liabilities & Stockholders´ Equity	790.45	767.19	885.33	898.99	872.59	978.54

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant June 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	Acumulated JUN '02	JUN '01
Premiums written	2,256.8	2,278.4	2,560.8	2,709.9	2,735.8	3,840.6	6,576.4	4,535.2
Premiums ceded	84.2	106.2	110.5	226.1	64.6	240.5	305.1	190.5
Retained Premiums	**2,172.5**	**2,172.2**	**2,450.3**	**2,483.8**	**2,671.2**	**3,600.0**	**6,271.2**	**4,344.7**
Increased in reserve for unearned premiums	**838.5**	**819.6**	**846.2**	**1,066.6**	**1,109.0**	**1,460.1**	**2,569.2**	**1,658.1**
Retained earned premiums	**1,334.0**	**1,352.6**	**1,604.1**	**1,417.2**	**1,562.2**	**2,139.9**	**3,702.1**	**2,686.6**
Net Acquisition Cost	**374.9**	**364.9**	**468.8**	**546.9**	**336.3**	**355.5**	**691.7**	**739.9**
Commisions to agents	137.7	133.9	147.2	167.5	128.9	165.5	294.4	271.6
Additional compensation to agents	48.0	41.3	50.2	66.4	44.4	52.7	97.1	89.3
Commisions for re-insurance taken	0.2	0.1	1.7	0.2	0.2	0.0	0.2	0.3
Commisions for re-insurance given	-26.4	-29.1	-27.0	-52.8	-16.2	-54.9	-71.1	-55.5
Coverage on losses excess	54.5	60.3	130.8	195.1	19.8	29.6	49.4	114.8
Others	160.8	158.6	165.8	170.6	159.2	162.5	321.8	319.4
Net cost of claims and contractual obligations	**952.4**	**1,017.5**	**1,102.3**	**1,127.8**	**1,158.4**	**1,742.8**	**2,901.3**	**1,969.9**
Claims and other contractual obligations	953.0	1,023.6	1,103.9	1,139.9	1,191.3	1,747.5	2,938.8	1,976.6
Claims recovered from re-insurance	0.6	6.1	1.6	12.1	32.9	4.6	37.6	6.7
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**6.7**	**-29.9**	**33.0**	**-257.5**	**67.5**	**41.6**	**109.1**	**-23.2**
Net Increase in other technical reserve	**137.8**	**118.4**	**105.4**	**132.1**	**105.1**	**122.8**	**227.9**	**256.2**
Catastrophic risks reserves	103.8	83.1	72.3	76.3	94.5	108.5	202.9	186.9
Preventions reserves	29.1	30.4	28.1	24.2	5.8	-15.3	-9.5	59.4
Contingency claim reserves	0.1	0.0	0.0	0.0	0.0	23.5	23.5	0.1
Other reserves	4.8	5.0	5.0	31.7	4.8	6.1	10.9	9.8
Gross profit	**-131.1**	**-148.3**	**-72.4**	**-389.7**	**-37.6**	**-81.2**	**-118.8**	**-279.4**
Net operating expenses	**139.0**	**138.4**	**134.9**	**184.1**	**155.3**	**148.0**	**303.3**	**277.4**
Administrative and operating expenses	4.4	10.6	2.7	25.8	5.2	14.5	19.7	15.0
Personnel expenses	115.8	107.9	111.0	137.0	131.3	113.6	245.0	223.7
Depreciation and amortization	18.7	19.9	21.2	21.3	18.8	19.9	38.7	38.6
Operating Profits	**-270.0**	**-286.8**	**-207.3**	**-573.8**	**-192.9**	**-229.2**	**-422.2**	**-556.8**
Net Financial Income	**409.8**	**456.1**	**59.3**	**504.7**	**369.6**	**137.6**	**507.1**	**865.8**
On investments	272.3	302.3	267.6	286.7	283.6	327.9	611.5	574.6
Investments sales	51.1	-37.1	-19.3	-33.3	4.3	2.0	6.3	13.9
Investments revaluation	155.7	298.4	-31.3	369.7	282.8	-3.1	279.6	454.1
Charges on premiums	17.9	18.0	22.3	19.5	18.9	17.1	36.0	35.9
Others	1.2	4.5	11.1	5.8	1.1	2.8	3.9	5.7
Forex	0.3	4.7	-12.9	7.1	1.6	11.9	13.5	5.0
REPOMO	-88.7	-134.6	-178.2	-150.7	-222.7	-221.1	-443.8	-223.4
Income before income taxes & employee profit sharing	**139.8**	**169.3**	**-148.0**	**-69.1**	**176.6**	**-91.7**	**85.0**	**309.1**
Provision for income tax	27.0	6.6	-21.2	-24.5	37.0	-20.6	16.4	33.6
Provision for employee profit sharing	8.8	2.1	-5.8	-6.5	11.1	-0.2	10.9	10.9
Subsidiaries results	-2.7	-8.1	10.0	8.7	13.6	10.4	24.0	-10.8
Net income	**101.3**	**152.5**	**-110.9**	**-29.4**	**142.2**	**-60.5**	**81.7**	**253.8**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant June 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Investments	**15,770.7**	**16,756.3**	**17,721.4**	**18,716.6**	**20,036.9**	**21,793.2**
Securities	**14,571.5**	**15,196.9**	**16,171.0**	**17,546.9**	**18,891.5**	**20,583.6**
Government	7,127.4	8,618.6	9,708.7	10,883.6	11,314.7	12,279.7
Private companies	6,030.0	5,054.3	5,065.7	4,922.3	5,656.8	6,262.8
Debt Instruments	4,158.0	3,248.5	3,176.7	3,487.1	4,258.7	4,603.0
Equities	1,871.9	1,805.8	1,889.1	1,435.2	1,398.1	1,659.8
Net unrealized gain on valuation	1,297.3	1,328.0	1,272.3	1,503.3	1,771.1	1,754.1
Interest debtors	116.9	196.0	124.3	237.7	148.9	287.1
Loans	**353.2**	**715.1**	**707.9**	**338.7**	**316.0**	**382.0**
On policies	137.8	131.2	128.6	127.1	124.7	119.7
Secured	209.5	576.7	572.2	207.2	186.0	254.6
Unsecured	2.8	2.6	2.7	2.7	4.6	6.5
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	3.1	4.6	4.3	1.8	0.7	1.2
Allowance for write-offs	-0.1	0.1	0.0	0.0	0.0	0.0
Real estate	**845.9**	**844.3**	**842.6**	**831.0**	**829.3**	**827.7**
Real estate	61.3	60.7	59.9	59.4	58.6	57.8
Net unrealized gain on valuation	819.0	819.6	820.4	805.5	806.3	807.0
Depreciation	-34.4	-36.1	-37.7	-33.9	-35.5	-37.2
Investments for labor obligations	427.6	448.9	424.8	435.0	450.7	424.1
Current assets	**-23.4**	**-28.8**	**-44.4**	**3.2**	**-32.4**	**15.6**
Cash and banks	-23.4	-28.8	-44.4	3.2	-32.4	15.6
Debtors	**1,501.8**	**1,598.0**	**1,527.3**	**2,006.7**	**1,635.9**	**1,736.1**
Premium debtors	1,391.7	1,483.8	1,395.4	1,893.5	1,497.3	1,622.5
Agents and adjusters	2.0	2.5	2.9	2.4	0.4	2.6
Notes receivable	30.7	32.2	45.6	38.9	37.7	38.9
Employee loans	51.3	50.0	47.3	40.8	49.0	46.9
Other	39.2	42.5	49.0	44.8	65.1	38.6
Allowance for write-offs	-13.1	-13.0	-12.8	-13.8	-13.6	-13.4
Reinsurers and rebonders	**326.4**	**308.3**	**371.9**	**389.2**	**752.4**	**530.4**
Insurance and bonding companies	79.4	73.1	97.7	66.9	88.7	67.4
Retained deposits	0.4	0.4	0.4	0.5	0.4	0.5
Reinsurens share of unsettled claims	211.8	212.0	247.4	301.5	644.0	447.0
Reinsurens share of unearned premiums	34.8	22.7	26.4	20.3	19.2	15.5
Other assets	**532.6**	**482.6**	**505.2**	**523.9**	**537.7**	**480.5**
Furniture and equipment (net)	72.4	92.7	91.5	91.8	87.8	87.4
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	459.8	389.5	413.2	431.6	449.4	392.8
Total assets	18,535.7	19,565.2	20,506.3	22,074.5	23,381.0	24,979.9

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Technical reserves	**14,216.5**	**15,183.3**	**16,258.7**	**17,618.9**	**19,111.0**	**20,658.3**
Unearned premiums	**9,962.9**	**10,747.7**	**11,600.9**	**12,635.5**	**13,720.3**	**15,209.3**
Life	8,474.4	9,321.4	10,102.8	10,947.9	12,058.9	13,650.2
Accident and health	1,481.9	1,419.7	1,491.4	1,680.9	1,654.3	1,552.0
Current bonds	6.6	6.6	6.7	6.8	7.0	7.1
Contractual obligations	**1,959.9**	**2,045.2**	**2,138.8**	**2,348.9**	**2,658.6**	**2,548.4**
Losses and maturities	681.5	688.2	715.4	837.0	1,000.8	1,044.4
Reserve for incurred but not reported losses	641.6	692.0	743.9	807.2	964.9	886.0
Policy dividends	143.3	152.6	175.4	189.4	181.3	104.0
Managed insurance funds	471.6	484.2	487.6	490.7	491.6	490.9
Deposits premiums	21.9	28.2	16.4	24.6	20.0	23.1
Prevision	**2,293.7**	**2,390.4**	**2,519.0**	**2,634.5**	**2,732.1**	**2,900.5**
Prevision	477.3	506.1	535.8	560.3	565.6	372.6
Catastrophic	1,776.5	1,839.4	1,933.3	1,992.6	2,080.1	2,230.9
Contingency	2.1	2.1	2.1	2.1	2.2	206.6
Specials	37.8	42.8	47.8	79.5	84.2	90.4
Provision for labor obligations at retirement	**424.2**	**443.2**	**415.0**	**432.9**	**445.3**	**421.3**
Creditors	**197.9**	**189.9**	**215.2**	**242.9**	**191.7**	**202.8**
Agents and adjusters	154.6	143.0	165.1	198.9	157.2	165.6
Managed loss funds	3.3	2.6	1.4	1.1	1.0	1.0
Sundry	40.0	44.4	48.6	42.9	33.5	36.3
Reinsurers and rebonders	**167.9**	**176.9**	**189.4**	**345.0**	**80.4**	**214.2**
Insurance and bonding companies	151.6	166.4	182.1	344.3	79.8	213.6
Retained deposits	16.4	10.5	7.2	0.7	0.6	0.7
Other liabilities	**598.8**	**489.7**	**457.2**	**485.3**	**464.4**	**453.7**
Provision for employee profit sharing	157.9	100.2	107.6	18.7	19.0	24.5
Other liabilities	245.1	256.9	260.5	320.5	264.5	281.3
Deferred credits	195.8	132.6	89.1	146.0	180.9	147.9
Total liabilities	**15,605.4**	**16,483.0**	**17,535.4**	**19,125.0**	**20,292.7**	**21,950.3**
Stockholders' equity						
Paid in capital	**1,758.1**	**1,758.1**	**1,758.1**	**2,002.0**	**2,002.0**	**2,002.0**
Capital stock	1,805.8	1,805.8	1,805.8	2,002.0	2,002.0	2,002.0
(-)Unsubscribed capital	47.7	47.7	47.7	0.0	0.0	0.0
Reserves	**1,796.0**	**1,401.9**	**1,400.7**	**1,616.1**	**1,616.1**	**1,905.7**
legal	81.7	81.7	81.7	81.7	81.7	93.1
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,714.3	1,320.2	1,318.9	1,534.4	1,534.4	1,812.6
Unrealized gain on valuation of real estate	1.9	1.9	1.8	1.5	1.5	3.7
Subsidiaries	3.6	3.6	3.6	3.6	3.6	11.6
Retained earnings	2,749.1	3,143.1	3,144.4	2,685.1	2,798.5	2,501.0
Net income	101.3	253.8	142.8	113.4	142.2	81.7
Excess (insufficient) on Stockholders' actualization	-3,479.7	-3,480.1	-3,480.6	-3,472.1	-3,475.6	-3,476.0
Total stockholders' equity	**2,930.3**	**3,082.3**	**2,970.9**	**2,949.6**	**3,088.3**	**3,029.6**
Total liabilities and stockholders' equity	**18,535.7**	**19,565.3**	**20,506.3**	**22,074.5**	**23,381.0**	**24,979.9**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000 constant June 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	JUN '02	JUN '01
Premiums accepted	65,787.9	57,691.6	64,905.8	81,077.2	46,604.4	69,143.9	115,748.3	123,479.4
Premiums ceded	17,530.4	16,258.6	10,269.4	9,897.7	8,063.2	16,200.4	24,263.6	33,789.0
RETAINED PREMIUMS	**48,257.4**	**41,433.0**	**54,636.4**	**71,179.6**	**38,541.2**	**52,943.6**	**91,484.7**	**89,690.4**
Application of reserve for outstanding bonds	5,762.5	-5,576.1	4,364.5	18,629.2	-27,698.7	2,995.6	-24,703.0	186.4
NET PREMIUM REVENUES	**42,494.9**	**47,009.1**	**50,271.9**	**52,550.4**	**66,239.8**	**49,947.9**	**116,187.8**	**89,504.0**
Net Acquisition Cost	**-3,438.7**	**-3,152.5**	**-3,366.6**	**-9,841.2**	**-1,758.8**	**-6,235.9**	**-7,994.6**	**-6,591.2**
Comisions to agents	739.0	1,276.4	559.1	551.8	500.8	962.6	1,463.4	2,015.4
Comisions for rebonding taken	30.0	19.4	1.6	86.8	43.9	0.4	44.2	49.4
Comisions for rebonding given	-6,273.4	-6,608.8	-4,516.1	-4,246.2	-3,207.7	-7,993.0	-11,200.7	-12,882.2
Others	2,065.7	2,160.4	588.8	-6,233.5	904.2	794.2	1,698.4	4,226.1
Claims	33,613.7	39,746.5	36,706.1	35,875.1	62,883.0	33,459.1	96,342.1	73,360.1
Technical Income	**12,319.9**	**10,415.2**	**16,932.4**	**26,516.5**	**5,115.6**	**22,724.7**	**27,840.3**	**22,735.1**
Net increase in other technical reserves	4,178.0	3,401.6	4,612.4	6,964.7	2,606.8	4,011.4	6,618.2	7,579.6
GROSS INCOME	**8,141.9**	**7,013.6**	**12,320.0**	**19,551.8**	**2,508.8**	**18,713.3**	**21,222.1**	**15,155.5**
Net Operating Expenses	**-4,493.5**	**-3,856.2**	**-5,751.8**	**-10,116.8**	**113.4**	**-8,740.2**	**-8,626.9**	**-8,349.7**
Administrative & operating expenses	-4,599.1	-4,083.6	-5,857.8	-10,220.1	-5.8	-8,896.8	-8,902.5	-8,682.7
Personnel expenses	0.0	123.1	1.5	1.9	0.0	0.0	0.0	123.1
Depreciation	105.6	104.3	104.6	101.4	119.2	156.5	275.7	209.9
OPERATING INCOME	**12,635.4**	**10,869.8**	**18,071.8**	**29,668.6**	**2,395.4**	**27,453.5**	**29,849.0**	**23,505.2**
Financial Income	**7,955.0**	**7,271.4**	**744.8**	**8,109.8**	**3,479.9**	**-25,974.3**	**-22,494.4**	**15,226.4**
On investments	10,792.7	12,454.4	7,869.4	7,158.8	5,632.8	8,259.6	13,892.4	23,247.1
Investments sales	0.0	250.8	0.0	0.0	0.0	-29,712.3	-29,712.3	250.8
Investments revaluation	1,323.4	-2,053.5	-1,548.7	4,214.7	5,076.6	-6,888.4	-1,811.8	-730.1
Others	-41.5	-522.2	-865.7	-12.6	-322.5	28.7	-293.8	-563.7
Repos	-403.0	513.0	-12.8	419.8	-1,292.2	7,344.5	6,052.3	110.0
REPOMO	-3,716.6	-3,371.2	-4,697.4	-3,671.0	-5,614.9	-5,006.4	-10,621.3	-7,087.8
INCOME BEFORE TAXES	**20,590.4**	**18,141.2**	**18,816.6**	**37,778.4**	**5,875.3**	**1,479.2**	**7,354.5**	**38,731.6**
Income taxes	6,053.3	7,574.1	9,797.7	15,161.1	7,897.6	-5,898.5	1,999.1	13,627.5
NET INCOME	**14,537.0**	**10,567.1**	**9,018.9**	**22,617.3**	**-2,022.3**	**7,377.8**	**5,355.5**	**25,104.1**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000 Constant June 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Investments	**477,052.6**	**475,272.4**	**499,252.7**	**534,237.3**	**527,528.4**	**522,212.9**
Securities	**428,399.3**	**427,519.3**	**446,205.5**	**477,191.9**	**443,549.1**	**433,216.2**
Government	274,446.5	265,417.7	288,123.2	233,430.9	201,231.1	217,859.1
Private companies	141,400.1	150,462.0	148,044.9	225,604.7	221,298.0	199,692.5
Debt Instruments	15,432.1	13,044.4	12,344.1	91,208.3	88,722.6	68,742.5
Equities	125,968.0	137,417.6	135,700.8	134,396.4	132,575.4	130,950.0
Net unrealized gain on valuation	12,313.2	11,551.2	9,865.7	13,984.9	16,594.6	15,636.8
Interest debtors	239.5	88.4	171.6	4,171.4	4,425.4	27.9
Loans	**23,773.6**	**22,938.3**	**28,297.4**	**32,360.6**	**52,710.4**	**57,851.3**
Secured	22,317.1	22,938.3	23,028.4	22,870.3	23,084.4	23,697.6
Unsecured	1,449.6	0.0	5,222.6	9,417.2	29,520.5	33,965.7
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	6.9	0.0	46.4	73.1	105.4	188.0
Real estate	**24,879.7**	**24,814.8**	**24,749.8**	**24,684.8**	**31,269.0**	**31,145.3**
Real estate	685.9	679.3	670.8	664.4	7,323.9	7,234.1
Net unrealized gain on valuation	25,371.5	25,378.1	25,386.6	25,392.9	25,402.1	25,491.9
Depreciation	-1,177.7	-1,242.6	-1,307.6	-1,372.5	-1,457.0	-1,580.7
Investments for labor obligations	**2,039.1**	**1,383.2**	**1,373.2**	**1,317.6**	**1,325.4**	**1,304.3**
Current assets	**978.6**	**2,115.1**	**1,135.6**	**2,627.0**	**1,898.8**	**667.6**
Cash and banks	978.6	2,115.1	1,135.6	2,627.0	1,898.8	667.6
Debtors	**35,780.9**	**38,553.3**	**32,670.4**	**47,933.2**	**26,415.2**	**36,060.1**
Premium debtors	33,135.1	36,524.7	31,615.7	46,572.5	25,170.5	35,077.9
Agents	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	438.3	434.0	-14.7	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,207.5	1,594.6	1,069.4	1,360.7	1,244.8	982.2
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**19,622.9**	**18,646.6**	**17,493.6**	**20,723.1**	**17,851.4**	**15,580.8**
Bonding companies	3,892.9	2,839.2	1,874.4	5,814.1	3,705.2	2,281.2
Retained deposits	710.4	674.5	695.9	666.3	647.1	700.8
Others	947.4	1,654.1	1,633.4	1,687.9	1,686.3	1,665.6
Participation in rebonding	14,072.1	13,478.7	13,289.9	12,554.8	11,812.7	10,933.2
Other assets	**38,658.2**	**16,618.3**	**21,242.3**	**25,310.7**	**30,975.6**	**14,766.4**
Furniture and equipment (net)	415.2	379.3	344.9	311.4	281.2	252.4
Foreclosed and repossessed assets	1,660.1	1,644.1	1,623.6	1,607.9	1,586.2	1,566.7
Sundry	36,583.0	14,595.0	19,273.9	23,391.3	29,108.3	12,947.2
Total assets	574,132.3	552,588.8	573,167.8	632,148.8	605,994.9	590,592.0

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Technical reserves	**229,452.0**	**224,644.9**	**232,167.0**	**255,905.3**	**228,616.4**	**234,259.8**
Current bonds	110,782.3	102,584.0	105,482.5	122,265.3	92,373.1	93,981.4
Contingency bonds	118,669.8	122,060.9	126,684.5	133,639.9	136,243.3	140,278.4
Provision for labor obligations at retirement	**981.4**	**434.3**	**423.7**	**438.8**	**442.7**	**418.5**
Creditors	**3,278.9**	**4,792.5**	**5,194.0**	**4,890.8**	**3,690.3**	**5,923.1**
Agents and adjusters	17.8	30.8	185.9	105.6	138.0	58.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	3,261.1	4,761.7	5,008.1	4,785.2	3,552.3	5,865.0
Rebonders	**26,749.3**	**26,220.3**	**19,968.6**	**15,396.6**	**16,383.1**	**20,664.0**
Bonding companies	16,043.5	16,611.2	10,714.1	7,499.4	9,010.9	13,115.3
Other participation	10,705.8	9,609.0	9,254.6	7,897.2	7,372.2	7,548.7
Other liabilities	**60,191.6**	**29,514.7**	**38,948.0**	**56,081.5**	**58,966.9**	**23,834.3**
Provision for employee profit sharing & incured income Tax	50,914.2	20,693.1	30,701.1	42,869.7	51,593.5	16,439.0
Other liabilities	9,051.5	7,763.4	8,222.7	10,867.7	7,015.4	8,371.6
Deferred credits	225.8	1,058.3	24.2	2,344.1	358.0	-976.2
Total liabilities	**320,653.2**	**285,606.7**	**296,701.4**	**332,713.0**	**308,099.5**	**285,099.8**
Stockholders' equity						
Paid in capital	**94,317.2**	**97,465.4**	**97,465.4**	**97,464.8**	**97,465.4**	**101,915.4**
Capital stock	128,919.2	132,067.4	132,067.4	132,066.6	132,067.4	136,517.4
(-)Unsubscribed capital	-34,602.0	-34,602.0	-34,602.0	-34,601.8	-34,602.0	-34,602.0
Reserves	**48,111.0**	**48,111.0**	**48,111.0**	**48,110.7**	**48,111.0**	**53,785.0**
legal	48,111.0	48,111.0	48,111.0	48,110.7	48,111.0	53,785.0
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	0.0	2,939.2	3,407.7	3,764.3	4,267.4	4,469.7
Subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings	215,020.4	211,872.2	211,872.2	211,871.0	268,612.9	258,489.1
Net income	14,537.0	25,104.1	34,123.1	56,740.4	-2,022.3	5,355.5
Excess (insufficient) on Stockholders' actualization	-118,506.4	-118,509.7	-118,512.9	-118,515.4	-118,538.9	-118,522.5
Total stockholders' equity	**253,479.1**	**266,982.1**	**276,466.4**	**299,435.8**	**297,895.5**	**305,492.2**
Total liabilities and stockholders' equity	**574,132.3**	**552,588.8**	**573,167.8**	**632,148.8**	**605,994.9**	**590,592.0**

EXHIBIT R

Third quarter, 2002
Consolidated Report

INBURSA
GRUPO FINANCIERO

Frank Aguado
(52) 55-53-25-0400Ext. 2 114
faguado@inbursa.com.mx

Miguel Martinez
(52) 55-53-25-0400 Ext. 2120
maparra@inbursa.com.mx

Fax: (52) 55-56-06-1584
Internet: www.inbursa.com

INBURSA REPORTS THIRD QUARTER 2002 RESULTS

Mexico City, October 28, 2002.- Grupo Financiero Inbursa reported today results for the third quarter ended September 30, 2002.

HIGHLIGHTS

Grupo Financiero Inbursa: $204.0 MM USD profits under US GAAP.

Under US GAAP GFI posted profits of $204.0 MM USD in the period Jan–Sep 2002, a 20% increase compared with the same period of the previous year. This is mainly explained by more favorable market conditions, the increase in the loan portfolio and a 46% growth in premiums.

As of October 2002, GFI bought-back 22.1 million stocks.

Under the buy-back program authorized by the Board of Directors, GFI bought-back 22.1 million stocks during 2002.

29.2% growth yoy in Banco Inbursa´s loan portfolio.

Banco Inbursa's loan portfolio stood at $36,413 MM Ps at the end of September 2002, a 29.2% growth relative to 3Q01. It is worth to mention that even after the significant reduction in the economic activity, during the year, Banco Inbursa´s market share in commercial lending has been improving achieving 12.3%.

Banco Inbursa´s past due loans decreased 11.5% in 3Q02 relative to 2Q02.

Banco Inbursa´s past due loans decreased from $907 MM Ps in 2Q02 to $803 MM Ps in 3Q02 through restructures in solid grounds. This amount represented 2.2% of the total loan portfolio with a 4.6 times loan loss reserve to past due loans coverage.

Seguros Inbursa's total premiums grew 16% and 74% in 3Q02 relative to 2Q02 and 3Q01, respectively.

During 3Q02, Seguros Inbursa's posted $4,506.6 MM Ps of total premiums an increase of 16% and 74% compared with 2Q02 and 3Q01, respectively. The most important growths were achieved in the Life, Accidents & Health and Automobile businesses, 390%, 15% and 14%, respectively. When compared on accumulated basis, total premiums grew 55% in the period Jan-Sep 2002 vs Jan –Sep 2001. It is worth to recall that the 390% increase in the life business is mainly driven by the Inbursa CT account product.

Seguros Inbursa continued posting strong growth both on investments and reserves

Seguros Inbursa´s investments and reserves were increased 35% and 40% in 3Q02 respectively, relative to the same period of 2001.

Funds under management reached $15,496 MM Ps.

Operadora Inbursa's funds under management reached $15,496 MM Ps at the end of September 2002.

- *All figures included in this report are expressed on*
- *This press release is presented under regulation 14*
- *As required by regulation 1488 of the CNBV, the ... ıgs. Forex and inflationary effects on the loan portfolio are also re*
- *There have been no material changes to the Gro ... document are consistent with those presented in the Group's last*
- *Consolidated figures for Banco Inbursa and for Gr*

04 FEB 10 AM 7:21

US GAAP

	September '02
Employees	3,975
# clients	6.4MM
Points of attention (Physical presence)	161
ATM's	624
Sales force	7,160

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

Mkt Value/Book Value	0.89
Stock price USD (Sep'02)	0.78
EPS (USD)	0.09
Outstanding shares ('000)	3,057,888
Ticker	GFINBURO
S & P Debt Rating	BB+

Net Income

MM USD	3Q02 $	3Q02 %	2Q02 $	% chg vs. 2Q02	3Q01 $	% chg vs. 3Q01	Jan - Sep '02 $	Jan - Sep '02 %	Jan - Sep '01 $	% chg vs. Jan - Sep '01
Banco Inbursa	27.3	66%	36.4	-25%	(21.3)	N.A	141.5	69%	76.1	86%
Operadora	1.2	3%	0.2	706%	1.7	-28%	9.0	4%	9.9	-10%
Seguros	5.5	13%	4.4	25%	17.9	-69%	32.6	16%	65.0	-50%
Fianzas	3.4	8%	3.7	-7%	2.3	48%	8.4	4%	5.0	68%
Inversora	3.0	7%	4.2	-29%	5.2	-43%	11.9	6%	14.2	-16%
Others	1.2	3%	0.1	715%	0.1	1060%	0.7	0%	(0.6)	N.A
Total	**41.6**	**100%**	**49.0**	**-15%**	**5.9**	**606%**	**204.0**	**100%**	**169.7**	**20%**

- *On accumulated basis, GFI's net income increased 20% in Jan-Sep 2002 compared with the same period of 2001. This result is mainly explained by more favorable market conditions, the increase in the loan portfolio and a 46% growth in premiums.*
- *When compared 3Q02 vs 2Q02, net income decreased 15%, mainly due to tighter spreads in the Bank.*

Investment by Company

MM USD	3Q02 $	3Q02 %	2Q02 $	% chg vs. 2Q02	3Q01 $	% chg vs. 3Q01
Banco Inbursa	1,989.4	74%	2,119.5	-6%	2,026.5	-2%
Operadora	36.7	1%	36.4	1%	29.0	27%
Seguros	464.7	17%	474.6	-2%	439.0	6%
Fianzas	46.6	2%	44.1	6%	38.8	20%
Inversora	73.8	3%	72.9	1%	63.5	16%
Others	70.9	3%	4.4	1506%	4.4	1502%
Total	**2,682.1**	**100%**	**2,751.9**	**-3%**	**2,601.2**	**3%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,682.1 MM USD under US GAAP vs $2,743.6 reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)


11.6
10.4
9.1
8.6
9.6
8.1
A'02
M'02
J'02
J'02
A'02
S'02

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	0.88
Stock price (Sep '02)	8.10
Outstanding shares ('000)	3,057,888
Ticker	GFINBURO
S & P Debt Rating	BB+

Net Income

MM Ps.	3Q02 $	3Q02 %	2Q02 $	% chg vs. 1Q02	3Q01 $	% chg vs. 3Q01	Jan - Sep '02 $	Jan - Sep '02 %	Jan - Sep '01 $	% chg vs. Jan - Sep '01
Banco Inbursa	6.7	-90%	211.4	-97%	(576.2)	N.A	2,137.7	91%	118.5	1703%
Operadora	8.9	-119%	(1.1)	N.A	15.2	-41%	75.5	3%	90.1	-16%
Seguros	(70.5)	942%	(61.2)	15%	(112.3)	-37%	12.3	1%	144.6	-92%
Fianzas	21.2	-283%	7.5	184%	9.1	132%	26.6	1%	34.6	-23%
Inversora	20.5	-274%	32.8	-37%	46.8	-56%	93.1	4%	125.8	-26%
Others	5.6	-75%	(0.7)	N.A	(1.2)	-564%	4.4	0%	(4.8)	N.A
Total	**(7.5)**	**100%**	**188.6**	**N.A**	**(618.7)**	**-99%**	**2,349.6**	**100%**	**508.9**	**362%**

Total monetary position adjustment for Grupo Financiero Inbursa was $557.7 MM Ps during 3Q02.

- *On accumulated basis,* ***Grupo Financiero Inbursa***'*s net income increased 362% in 2002 vs 2001, mainly due to the reverse of deferred taxes during 1Q02. When adjusted by this effect, net income would have been $584.2 MM Ps in Jan-Sep 2002, a 15% increase relative to the same period of 2001. More favorable market conditions , the increase in the loan portfolio, the important groth in premiums and higher commissions and fees income are the main drivers behind this result.*

- ***Grupo Financiero Inbursa*** *posted $7.5 MM Ps losses during the third quarter of 2002 vs $188.6 MM Ps profits in 2Q02, $196.0 MM Ps less. This result is mainly explained by tighter spreads and important reserve creations in Seguros Inbursa.*

Operating Growth

MM Ps	3Q00	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Net Income	(249.8)	(791.6)	315.5	796.8	(618.7)	1,033.8	2,168.5	188.6	(7.5)
+ REPOMO	622.7	830.5	368.3	417.1	330.5	495.9	456.0	557.4	557.4
- Security Trading net of Deferred Taxes	(289.1)	(1,009.6)	(49.1)	215.5	(1,214.1)	578.6	1,462.8	(185.3)	(247.0)
= **Net Income adjusted by Repomo & Stock Trading net of Deferred Taxes**	**662.0**	**1,048.5**	**732.8**	**998.4**	**925.8**	**951.2**	**1,161.7**	**931.3**	**796.9**

- *Refelcting soudness in operations in the different subsidiaries, when adjusted for Repomo and stock trading net of deferred taxes, GFI's net income in 3Q02 was $796.9MM Ps.*

- *If adjusted also by 3Q02 reserves creations in the insurance company and in the bank, net income would have been $881.4 MM Ps.*

Investment by Company

MM Ps.	3Q02 $	3Q02 %	2Q02 $	% chg vs. 1Q02	3Q01 $	% chg vs. 3Q01
Banco Inbursa	22,876.3	82%	23,623.5	-3%	20,641.5	11%
Operadora	375.5	1%	366.7	2%	289.2	30%
Seguros	2,997.5	11%	3,068.2	-2%	3,008.7	0%
Fianzas	330.8	1%	309.4	7%	280.0	18%
Inversora	759.5	3%	740.6	3%	638.0	19%
Others	727.3	3%	49.0	1383%	44.2	1545%
Total	**28,067.0**	**100%**	**28,157.5**	**0%**	**24,901.7**	**13%**

- *Stockholders' equity of Grupo Financiero Inbursa reached $28,067.0 MM Ps in 3Q02, a marginal decreased of 0.3% and 13% increase relative to 2Q02 and 3Q01, respectively.*
- *It is worth to recall that on July 2002, Banco Inbursa paid a dividend of $820.1 MM Ps to GFI, reflected in the Stockholders' Equity of GFI as holding company.*

Sources & Uses of Funds (MM Ps as of September 2002)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	22,876.3	37,648.4	3,668.2	40.9	8,849.4	**73,083.2**
Seguros Inbursa	2,997.5	-	23,421.0	53.0	1,257.0	**27,728.5**
Inversora Bursátil	759.5	-	-	10.5	178.5	**948.5**
Operadora Inbursa	375.5	-	-	17.4	36.5	**429.3**
Fianzas G-Inbursa	330.8	-	250.0	-	59.8	**640.6**
Others	727.3	-	-	-	72.5	**799.8**
TOTAL	**28,067.0**	**37,648.4**	**27,339.2**	**121.8**	**10,453.6**	**103,629.9**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	4,507.1	36,413.2	22,661.1	215.8	9,286.1	**73,083.2**
Seguros Inbursa	1,702.8	1,147.4	21,361.0	917.4	2,599.9	**27,728.5**
Inversora Bursátil	139.3	-	673.0	34.6	101.6	**948.5**
Operadora Inbursa	42.0	-	315.4	-	71.9	**429.3**
Fianzas G-Inbursa	149.7	322.9	50.6	33.4	83.9	**640.6**
Others	4.7	1.5	687.9	78.9	26.8	**799.8**
TOTAL	**6,545.6**	**37,886.5**	**45,749.0**	**1,280.1**	**12,170.3**	**103,629.9**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $37,943.8 MM Ps

Assets in Custody: $593,179.6 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	3Q02 MM USD	2Q02 MM USD	3Q01 MM USD
Net income under CNBV GAAP	(12.0)	22.6	(60.2)
Adjustments on monetary positions	20.5	29.4	17.4
Adjustments on deferred liabilities	11.3	(19.4)	23.0
Others	7.5	3.8	(1.5)
Net Increase	39.3	13.8	38.9
Net Income Under US GAAP	**27.3**	**36.4**	**(21.3)**

- *Under US GAAP Banco Inbursa posted profits of $27.3 MM Ps during 3Q02 compared with $12.0 MM USD losses under the CNBV rules, $39.3 MM USD more. This result is mainly explained by add backs on monetary positions and other adjustments of $20.5 MM USD and $7.5 MM USD, respectively, as well as on deferred liabilities of $11.3 MM USD.*

Stockholders' Equity

	3Q02 MM USD	1Q02 MM USD	3Q01 MM USD
Stockholders´equity under CNBV GAAP	2,236.2	2,342.8	2,068.2
Securities Valuation Adjustments	35.4	37.8	(379.6)
Deferred Taxes	(203.3)	(200.7)	(44.3)
Derivates	(9.7)	(6.1)	0.0
Others	(69.2)	(54.3)	382.2
Stockholders´Equity Under US GAAP	**1,989.4**	**2,119.5**	**2,026.5**

- *Stockholders' equity resulted in $1,989.4 MM USD under US GAAP in 3Q02. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,236.2 MM USD, $246.8 MM USD more. The difference is basically explained by $35.4 MM USD add back coming from Securities Valuation Adjustments and deductions of $203.3 MM USD, $9.7 MM USD and $69.2 MMUSD from Deferred Taxes, Derivatives and other adjustments.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted $2,137.7 MM Ps profits during the period Jan-Sep 2002, compared with $118.5 MM Ps in 2001. $1,765 MM Ps of this result is explained by the reverse of deferred taxes, during 1Q02. When adjusted by this effect, net income would have been $372.3 MM Ps in Jan-Sep 2002, a 214% increase relative to Jan-Sep 2001. This was mainly due to more favorable market conditions together with the growth in the loan portfolio and higher commissions and fee income. When compared quarterly, net income registered profits of $6.7 MM Ps in 3Q02 vs $576.2 losses in 3Q01.

It is worth to recall that the reverse of deferred taxes was reclassified on 2Q02. As of March 2002 this effect was classified as "Deferred Income Tax" on Banco Inbursa's income statement, as of June 2002, this effect was classified as "Discontinued Operations & Extraordinary Items".

On July 2002, Banco Inbursa announced a dividend payment, of $820.1 MM Ps.

Risk Adjusted Net Interest Income

MM Ps	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
Interest Income	1,639.9	1,751.8	1,621.6	4,762.7	5,615.7
Interest on loans & securities	1,177.8	1,272.5	1,295.6	3,378.0	4,146.3
Repo's interest income	435.8	441.4	308.8	1,287.6	1,404.6
Commissions & Fees	26.4	37.9	17.2	97.1	64.8
Interest Expenses	(818.0)	(818.0)	(819.6)	(2,508.8)	(3,202.8)
Interest on deposits & funding	(446.0)	(389.9)	(667.2)	(1,286.0)	(1,828.5)
Repo's interest expense	(375.5)	(428.0)	(309.3)	(1,226.2)	(1,374.0)
Commissions & Fees	3.5	(0.1)	157.0	3.4	(0.4)
REPOMO	(159.7)	(211.7)	(113.7)	(500.0)	(549.0)
Financial Margin	662.2	722.1	688.3	1,753.9	1,863.8
Loan Loss Reserves (Net)	(38.8)	(50.8)	(158.0)	(787.6)	(385.2)
Risk Adjusted Net Interest Income	623.5	671.3	530.4	966.2	1,478.6

Financial Margin

Financial margin decreased 3.8% from $688.3 MM Ps in 3Q01 to $662.2 in 3Q02. This was mainly due to higher monetary position adjustments. It is worth to mention that the increase in the loan portfolio compensated tighter spreads in the market.

Market Related Income

Market related income registered profits of $146.3.MM Ps in Jan-Sep 2002 vs $962.2 MM Ps losses in the same period of 2001. This was mainly explained by more favorable market conditions and the forex gains driven by a weaker peso.

Market Related Income

MM Ps	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
Financial Instruments Negotiable	262.6	(656.2)	(1,567.4)	318.9	(1,024.7)
Repos	(24.8)	14.3	0.4	(2.5)	(0.3)
Securities Purchases and Sales	(603.1)	147.4	312.7	(339.7)	367.9
Derivate Instruments	51.6	180.2	(91.9)	169.7	(305.1)
Total	(313.8)	(314.4)	(1,346.2)	146.3	(962.2)

Loan Loss Reserves

On accumulated basis loan loss reserves increased 104% in the period Jan-Sep'02 compared with the same period of 2001.

At the end of September 2002, loan loss reserves to past due loans ratio reached 4.6 times.

It is worth to recall that during 1Q02, Banco Inbursa decided to create almost all the reserves provisions for the hole year, taking advantage of the extraordinary income.

Non Interest Expenses

Administrative and promotion expenses increased 15% in 3Q02 relative to 2Q02, the main reason behind this result are 5 new branches.

On accumulated basis, Administrative and promotional expenses achieved a marginal decrease of 1.5%.

Administrative and Promotion Expenses

MM Ps	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
Personnel	26.9	28.0	27.9	83.5	83.7
Administrative Expenses	170.7	137.3	154.7	427.6	491.1
Contributions to IPAB	23.5	23.5	6.2	87.4	51.7
Depreciations and Amortizations	24.5	24.5	23.5	74.5	57.1
Administrative and Promotion Expenses	245.7	213.4	212.3	673.0	683.6

- ***Figures in this report are unaudited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to do comparisons are the December 2001 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries reached $6.0 MM Ps profits in 3Q02 compared with $19.3 MM Ps losses in 3Q01. On accumulated basis earnings from subsidiaries grew $265.7 MM Ps. This result is mainly explained by the results obtained by Sinca Inbursa.

Loan Portfolio and Asset Quality

Loan portfolio stood at $36,413 MM Ps at the end of September, 2002 a 29.2% increase relative to the same period of the previous year.

This results is explained by a higher market share due to the concentration of the Mexican financial system. Market share in commercial lending increased 400 basis points reaching 12.3% as of June 2002

Loan loss reserves were increased from $3,611 MM Ps in 2Q02 to $3,668 MM Ps in 3Q02. If compared with the same period of 2001, loan loss reserves increased 34.5%. This amount represented a 4.6 times coverage relative to past due loans.

Banco Inbursa Selected Ratios

	Sep-02	Sep-01	System Jun '02
Loans / Total Assets	61.1%	62.2%	56.7%
PDL / Loan Portfolio	2.2%	1.5%	4.4%
LLR / PDL (times)	4.6	6.4	1.4
Op. Cost-Other Inc./Fin. Margin	35.7%	99.0%	95.5%

Past Due Loans

Past due loans decreased 10.4% in 3Q02 relative to 2Q02. This reduction was achieved through cash recoveries and restructures on solid grounds. New past due loans reached $82.6 MM Ps during 3Q02, 65% of this amount is represented for only one client.

The total amount of loans are recorded as past due on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of September 2002, these loans represented $272 MM Ps.

Income Statement Selected Figures

MM Ps	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
OTHER EXPENSES / INCOME	**(111.3)**	**(74.2)**	**24.7**	**(241.1)**	**(25.5)**
Earnings from dividends	0.0	0.0	0.0	0.0	0.0
Charge Offs	(26.6)	(0.4)	(10.0)	(27.1)	(15.2)
Recoveries	(0.9)	(5.5)	(0.2)	(11.6)	0.1
Repomo	(114.0)	(103.3)	(51.1)	(303.7)	(159.9)
Other Income	30.3	35.0	86.0	101.3	149.6
EARNINGS FROM SUBSIDIARIES	**6.0**	**60.8**	**(19.3)**	**127.1**	**(138.7)**
Sinca Inbursa	(0.9)	54.5	(23.9)	106.1	(161.8)
Siefore Inbursa	6.9	6.3	4.6	20.9	23.1
MONETARY POSITION RESULTS	**273.7**	**315.0**	**164.8**	**803.7**	**708.9**
Repomo - Margin	159.7	211.7	113.7	500.0	549.0
Repomo - Other expenses	114.0	103.3	51.1	303.7	159.9

Loan Portfolio

MM Ps	3Q02	%	2Q02	%	3Q01	%
TOTAL LOAN PORTFOLIO	**36,413**	**100%**	**38,130**	**100%**	**28,184**	**100%**
Commercial	32,653	90%	33,392	88%	26,752	95%
Financial Institutions	2,668	7%	3,330	9%	217	1%
Consumer	4	0%	3	0%	1	0%
Housing	285	1%	498	1%	715	3%
Federal Government	0	0%	0	0%	70	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**803**	**2%**	**907**	**2%**	**428**	**2%**
LOAN LOSS RESERVES	**3,668**	**10%**	**3,611**	**9%**	**2,727**	**10%**

	3Q02	2Q02	3Q01
Pesos	54%	61%	58%
USD	46%	39%	42%
Secured *	72%	76%	85%
Unsecured	28%	24%	15%

* Collateral, real guarantees and guarantors

Past Due Loans

Current Ps	$ MM Ps	%
PDL June 30, 2002	**895.91**	
- Decreases in PDL	**173.89**	**100.0%**
* Recoveries & Restructures	173.89	100.0%
* Write Offs	0.00	0.0%
+ Increases in PDL	**80.64**	**100.0%**
* Exchange rate effects	-1.91	-2.4%
* New PDL	82.55	102.4%
PDL September 30, 2002	**802.66**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 12.3% market share as of June, 2002. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Loan Portfolio Breakdown by Sector


Retailing
14%
Textile
3%
Media and
Entreteinment
20%
Food
3%
Steel
5%
Services
12%
Infraestructure
and Housing
Development
4%
Others
5%
Manufactures
24%
Transport
10%

Capitalization

Banco Inbursa remains as one of the best capitalized banks in Mexico with a 28.1% TIER 1 Capital ratio as of September 2002.

Capitalization Ratio

MM Ps as of September, 2002	Sep '02	Jun '02	Sep '01	Mkt. Avg. Jun '02
Credit Risk Assets	**45,363.2**	**44,169.3**	**37,472.2**	**714,427.0**
Tier 1 Capital	39.2%	46.0%	48.8%	17.5%
Net Capital	40.4%	47.2%	50.0%	20.1%
Credit & Portfolio Risk Assets	**63,156.6**	**71,343.7**	**65,443.1**	**957,604.5**
Tier 1 Capital	28.1%	28.5%	27.9%	13.1%
Net Capital	29.0%	29.2%	28.6%	15.0%

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of September 2002, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $83.3 MM Ps with its September 2002 portfolio which would have represented 0.42% of its June 2002 TIER 1 Capital.

Value at Risk * 3Q02 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	36,066.2	(102.1)	-0.51%
Equity	518.6	(8.6)	-0.04%
Banco Inbursa	36,584.8	(83.3)	-0.42%
TIER 1 CAPITAL (2)	20,046.8		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 3Q02 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	16,563.7	679.4	2,143.3	12.94%	3.15
MXP	17,418.3	122.7	1,153.2	6.62%	9.40
UDI's*	1,717.2	0.6	371.7	21.65%	597.59
Total	**35,699.3**	**802.7**	**3,668.2**	**10.28%**	**4.57**

* *Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa posted $77.1 MM Ps profits in Jan-Sep 2002 a 67% decrease relative to the same period of 2001. This result is mainly explained by lower commission income due to the decrease in real interest rates. Relative to 2Q02, in 3Q02 Afore Inbursa registered a 471% increase in net income.

Affiliate Base & Assets Under Management

Assets under management reached $21,989.4 MM Ps as of September 2002 a 22% increase relative to the same period of 2001 and a 7% increase vs 2Q02.

Affiliate base was increased by 500,543 new clients in 3Q02 relative to 3Q01, this is mainly explained by the distribution of Banco de Mexico that took place during 2Q02.These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked the first. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

When compared with 2Q02, Afore Inbursa´s affiliate base increased 4.8%, this amount represents 75,332 new affiliates during 3Q02.

The average minimum wages/affiliate ratio was 5.34 as of September 2002, compared with 3.82 market average. Inbursa ranks first among the Afore system.

Voluntary Savings

Voluntary savings (net) managed by Afore Inbursa decreased 7.6% in 3Q02 relative to 2Q02 reaching $174.1 MM Ps. The decrease is explained by the reduction in the economic activity. Afore Inbursa's voluntary savings represents a 10% market share.

Stockholders´Equity

Stockholders' equity decreased from $558.1 MM Ps in 3Q01 to $442.5 MM Ps in 2Q02 a 21% decrease. This is mainly explained by the $250 MM Ps dividend payment in May 2002. When compared with 2Q02 stockholders´ equity increased 6%.

Selected Figures

MM Ps	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
Comission Income	54.8	29.3	71.4	187.0	419.3
Total General Expenses	**(34.4)**	**(26.0)**	**(31.7)**	**(91.8)**	**(92.6)**
Administrative Expenses	(22.4)	(16.7)	(20.4)	(58.7)	(55.7)
Operating Expenses	(10.1)	(9.3)	(11.2)	(31.2)	(35.5)
Promotion Expenses	(2.0)	0.0	(0.0)	(2.0)	(1.4)
Depreciation & Amortization	(3.1)	(3.4)	(3.8)	(10.3)	(11.1)
Operating Income	17.2	(0.1)	35.9	84.9	256.4
Other Income	0.5	2.6	7.5	8.5	33.1
REPOMO	(4.4)	(6.5)	(3.9)	(17.0)	(18.1)
Net Income	26.2	4.6	30.8	77.1	231.6
Investments	371.3	371.9	247.3	371.3	247.3
Fixed Assets	25.7	25.5	29.6	25.7	29.6
Total Assets	503.4	479.7	715.3	503.4	715.3
Stockholders' Equity	442.5	417.2	558.1	442.5	558.1

Affiliate Quality

	3Q02	2Q02	3Q01	Mkt. Share Sep-02
Affiliattes (#)	1,626,129	1,550,797	1,125,586	5.7%
Assets Under Mngmt. (MM Ps)	21,989.4	20,594.2	18,022.0	7.6%

	3Q02	2Q02	3Q01	Mkt. Avg Sep-02
Avg. Min. Wages/Affiliate	5.34	7.31	6.42	3.82
Active Workers/Affiliate	39.5%	25.9%	42.0%	43.6%
ROE*	23.2%	24.4%	39.5%	32.7%

*Anualized


Assets Under Management
3Q00-3Q02
(MM Ps)
21,989.4
20,335.2
19,806.2
18,745.8
17,795.3
15,689.7
14,661.2
13,609.9
12,972.1
CAGR = 6.8%
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**0.0%**
Principal	-9.4%
Banorte Generali	-9.8%
XXI	-10.5%
Allianz Dresdner	-10.5%
Banamex Aegon	-10.5%
Tepeyac	-11.5%
Bancomer	-12.9%
ING	-13.0%
Profuturo GNP	-13.4%
Santander Mexicano	-15.5%
System Average	**-10.4%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to September 30, 2002.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, wich was Inbursa as of September 2002.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	3Q02 MM USD	2Q02 MM USD	3Q01 MM USD
Net income under CNSF GAAP	(7.0)	(7.4)	(12.2)
Reserves Adjustments	3.6	9.3	(9.6)
Investments Adjustments	(3.5)	14.7	0.6
Deferred Taxes	(4.2)	(11.3)	(16.9)
Deferred Acquisition Costs	(6.7)	(11.6)	11.0
Monetary Positions Adjustments	24.3	20.2	17.2
Others	(1.0)	(9.5)	27.8
Net Increase	12.5	11.8	30.1
Net Income Under US GAAP	**5.5**	**4.4**	**17.9**

- *Seguros Inbursa's net income reached $5.5 MM USD during 3Q02 under US GAAP, $12.5 MM USD more than those registered under the CNSF rules. This result is mainly explained by $27.9 MM USD add-backs coming from reserves and monetary position adjustments together with $15.4 MM USD deductions in deferred taxes, acquisition costs, investments and other adjustments. If compared with 2Q02 and 3Q01 net income increased 24% and decreased 69%, respectively.*

Stockholders' Equity

	3Q02 MM USD	2Q02 MM USD	3Q01 MM USD
Stockholders'equity under CNSF GAAP	293.0	304.3	301.5
Adjustments on Assets	40.1	93.8	33.2
Deferred Acquisition Cost	53.9	60.9	63.5
Fixed Assets	53.0	53.6	(52.0)
Others	(66.8)	(20.7)	21.7
Reserves Adjustments	382.3	390.0	339.6
Deferred Taxes	(257.4)	(262.8)	(236.5)
Others	6.7	(50.6)	1.2
Net Increase	171.7	170.3	137.5
Stockholders'Equity Under US GAAP	**464.7**	**474.6**	**439.0**

- *Seguros Inbursa's Stockholders' equity resulted $464.7 MM USD under US GAAP in 3Q02 compared with $293.0 MM USD under the CNSF rules. The difference is basically explained by: $40.1 MM USD, $382.3 MM USD, and $6.7 MM Ps add-backs from assets, reserves and other adjustments, respectively, and deductions of $257.4 MM USD from deferred taxes.*

SEGUROS INBURSA
(Insurance)

Seguros Inbursa posted $12.3 MM Ps profits in Jan-Sep 2002 compared with $144.6 MM Ps profits in Jan-Sep 2001. This is mainly explained by important reserve creations, which increase was 69%, higher monetary position effects, as well as lower net financial income due to less favorable market conditions.

Monetary position increased 73% in Jan-Sep 2002 relative to the same period of 2001.

Seguros Inbursa continued growing in terms of direct premiums while maintaining efficient combined ratios in the different lines of businesses.

It is worth to mention that in the life business growth are included the $2,709 MM Ps originated by the Inbursa CT account product.

Seguros Inbursa Selected Financial Information

MM Ps	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
Direct Premiums	4,506.6	3,889.5	2,593.4	11,166.7	7,186.4
Reserves Provisions	1,674.8	1,478.7	857.0	4,276.7	2,536.2
Technical Income	(122.7)	42.1	33.5	(12.3)	10.0
Net Financial Income	290.7	139.3	60.1	804.3	936.9
Repomo	(255.0)	(223.9)	(180.5)	(704.4)	(406.7)
Net Income	(70.5)	(61.2)	(112.4)	12.3	144.6
Assets	27,728.5	25,298.1	20,767.5	27,728.5	20,767.5
Investments	24,299.9	22,070.9	17,947.2	24,299.9	17,947.2
Reserves	23,002.9	20,921.4	16,465.8	23,002.9	16,465.8
Stockholders' Equity	2,997.5	3,068.2	3,008.7	2,997.5	3,008.7

Total Premiums	Breakdown 3Q02	Growth Rate 3Q02 vs 3Q01	Combined Ratio (Sep '02)	Combined Ratio (Mkt Avg.) (Jun '02)
P&C	10%	-3%	71.9%	99.3%
Automobile	12%	14%	94.2%	96.9%
Life	67%	390%	97.5%	97.6%
Acc. & Health	6%	15%	102.2%	98.2%
Annuities	4%	-76%	N.A	N.A
Total	**100%**	**74%**	**91.0%**	**94.9%**

Seguros Inbursa remained as one of the most sound companies in Mexico, increasing 35% its investments and 40% its reserves in 3Q02 relative to the same period of 2001, representing a 1.06 times investments to reserves ratio.

Premiums and investment growths were achieved while maintaining an efficient 91% combined ratio, which allowed the company to continue growing with profitability.

	Growth Rate 3Q02 vs 3Q01
Total Premiums	74%
Accquisition Costs	-39%
Technical Income*	-6%
Operating Expenses	-8%
Investments	35%
Increase in Reserves	40%

* Adjusted for the Annuities and Life Bussinesses

	RATIOS 3Q02	RATIOS 3Q01	Market AVG Jun '02
Inv / Assets	87.6%	86.4%	73.0%
Inv / Reserves	1.06	1.09	0.98
Res / Premiums	5.10	6.35	4.30
Combined Ratio	91.0%	92.3%	94.9%

The annuities business market share stood in 20.7% in the period January - September 2002, 5.9 percentage points more than our closer competitor.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $8.9 MM Ps profits in 3Q02 compared with $1.1 MM Ps losses in 2Q02. This is mainly explained by higher operations.

Funds under management reached $15,496 MM Ps at the end of the quarter, a 5% decrease vs 2Q02.

Funds Under Management
September 2002

Dinbur
$7.3 bn Ps



Gov. Bonds (Nom. Rate) 86%
CD's 1%
Gov. Bonds (Real Rate) 13%

Fonibur
$3.6 bn Ps



Stocks 95%
Gov. Securities 5%

Fondo Inbursa
$2.4 bn Ps



Gov. Securities 19%
CD's 4%
Stocks 77%

Inburex
$2.2 bn Ps



Long Term Debt 8%
Gov. Securities 63%
MTNs 29%

Mutual Funds
(September, 2002)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN	
				MKT AVG.	MSE
DINBUR	Fixed Income	7,029.3	6.68%	5.89%	
DINBUR 2	Fixed Income	218.2	6.19%	6.14%	
INBUREX	Fixed Income	2,195.9	7.45%	6.14%	
INBURSA	Stock´s, Bonds $ M.M.	2,440.1	-19.73%	-11.12%	-10.10%
FONIBUR	Stock´s, Bonds $ M.M.	3,613.0	-22.89%	-11.12%	

* MSE = Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursátil posted $20.5 MM Ps net income in 3Q02 compared with $32.8 MM profits Ps in 2Q02, a 37% decrease. This was mainly explained by less favorable market conditions during the quarter.

In the third quarter 2002 Inversora Bursatil underwrote $83.9 bn Ps in Commercial Paper continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps.	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
Operating Margin	32.1	66.9	52.1	172.4	188.9
Interest Income	2.3	(0.8)	6.1	(3.1)	4.8
Net Income	20.5	32.8	46.8	93.1	125.8
Total Assets	1,014.8	991.0	896.6	1014.8	896.6
Investment Portfolio	774.3	767.8	670.3	774.3	670.3
Stockholders' Equity	759.5	740.6	638.0	759.5	638.0
Assets in Custody	349,727.7	358,311.8	325,047.1	349,727.7	325,047.1

FIANZAS GUARDIANA INBURSA
(Bonds)

Even though a less dynamic economic scenario, Fianzas Guardiana Inbursa direct premiums increased 8% in 3Q02 relative to 2Q02 and 15% when compared with the same period of 2001.

A more selective underwriting policy, focusing in large corporations, reflected a decrease in claims . Thus technical income in 3Q02 was $24.8 MM Ps compared with $23.0 MM Ps in 2Q02 and with $17.1 MM Ps in 3Q01 a 8% and 45% increase, respectively.

Net income stood at $21.2 MM Ps 3Q02, a 184% and 132% increase relative to 2Q02 and 3Q01, respectively.This result is mainly explained by the important reductions in claims even though the significant reductions in earnings from investments resulted from less favorable market conditions.

Select Figures

MM Ps	3Q02	2Q02	3Q01	Jan - Sep '02	Jan - Sep '01
Direct Premiums	75.7	70.0	65.7	192.9	190.8
Technical Income	24.8	23.0	17.1	53.0	40.2
Earnings From Investments	7.2	8.4	8.0	21.3	31.5
Monetary Position	(5.4)	(5.1)	(4.8)	(16.2)	(11.9)
Net Income	21.2	7.5	9.1	26.6	34.6
Total Assets	640.6	598.1	580.5	640.6	580.5
Investments	562.2	528.9	505.6	562.2	505.6
Reserves	249.6	237.2	235.1	249.6	235.1
Stockholders' Equity	330.8	309.4	280.0	330.8	280.0

APPENDIX
US GAAP

Investment by Company

MM USD	3Q02 $	3Q02 %	2Q02 $	% chg vs. 2Q02	3Q01 $	% chg vs. 3Q01
Banco Inbursa	1,989.4	74%	2,119.5	-6%	2,026.5	-2%
Operadora	36.7	1%	36.4	1%	29.0	27%
Seguros	464.7	17%	474.6	-2%	439.0	6%
Fianzas	46.6	2%	44.1	6%	38.8	20%
Inversora	73.8	3%	72.9	1%	63.5	16%
Others	70.9	3%	4.4	1506%	4.4	1502%
Total	**2,682.1**	**100%**	**2,751.9**	**-3%**	**2,601.2**	**3%**

Net Income

MM USD	3Q02 $	3Q02 %	2Q02 $	% chg vs. 2Q02	3Q01 $	% chg vs. 3Q01	Jan - Sep ´02 $	Jan - Sep ´02 %	Jan - Sep ´01 $	% chg vs. Jan - Sep ´01
Banco Inbursa	27.3	66%	36.4	-25%	(21.3)	N.A	141.5	69%	76.1	86%
Operadora	1.2	3%	0.2	706%	1.7	-28%	9.0	4%	9.9	-10%
Seguros	5.5	13%	4.4	25%	17.9	-69%	32.6	16%	65.0	-50%
Fianzas	3.4	8%	3.7	-7%	2.3	48%	8.4	4%	5.0	68%
Inversora	3.0	7%	4.2	-29%	5.2	-43%	11.9	6%	14.2	-16%
Others	1.2	3%	0.1	715%	0.1	1060%	0.7	0%	(0.6)	N.A
Total	**41.6**	**100%**	**49.0**	**-15%**	**5.9**	**606%**	**204.0**	**100%**	**169.7**	**20%**

Sources & Uses of Funds (MM USD)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,989.4	3,678.8	358.6	206.6	882.7	**7,116.0**
Seguros Inbursa	464.7	-	1,866.3	267.9	203.2	**2,802.2**
Inversora Bursátil	73.8	-	-	0.6	23.9	**98.3**
Operadora Inbursa	36.7	-	-	1.7	3.6	**42.0**
Fianzas G-Inbursa	46.6	-	2.5	8.6	5.7	**63.3**
Others	70.9	5.3	-	-	1.3	**77.4**
TOTAL	**2,682.1**	**3,689.3**	**2,227.4**	**485.3**	**1,120.4**	**10,199.2**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	326.6	3,559.5	2,319.7	8.8	901.4	**7,116.0**
Seguros Inbursa	127.5	47.3	2,043.4	143.2	440.7	**2,802.2**
Inversora Bursátil	75.7	-	3.7	2.5	16.4	**98.3**
Operadora Inbursa	13.7	-	21.3	-	7.0	**42.0**
Fianzas G-Inbursa	12.8	5.7	33.4	2.3	9.2	**63.3**
Others	1.4	0.1	-	7.7	68.2	**77.4**
TOTAL	**557.7**	**3,612.7**	**4,421.5**	**172.2**	**1,443.0**	**10,199.2**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	3Q02	%	2Q02	%	3Q01	%
TOTAL LOAN PORTFOLIO	**3,559**	**100%**	**3,781**	**100%**	**3,205**	**100%**
Commercial	3,192	90%	3,312	88%	3,152	98%
Financial Institutions	261	7%	330	9%	0	0%
Consumer	0	0%	0	0%	2	0%
Housing	28	1%	49	1%	7	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**78**	**2%**	**90**	**2%**	**43**	**1%**
LOAN LOSS RESERVES	**359**	**10%**	**358**	**9%**	**273**	**9%**

	3Q02	2Q02	3Q01
Pesos	54%	61%	58%
USD	46%	39%	42%
Secured *	72%	76%	85%
Unsecured	28%	24%	15%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of September 30, 2002)

TIER 1 CAPITAL	**17,761**
STOCKHOLDERS' EQUITY	22,876
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS	
LESS: INVES MENT IN SUBORDINATED DEBT	-
INVESTMENTS IN FINANCIAL INSTITUTIONS	3,171
INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	59
FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
EXCESS ON DEFERRED TAXES	-
RESTRUCTURING CHARGES & OTHER INTANGIBLES	156
PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	1,729
OTHER ASSETS	-
TIER 2 CAPITAL	**545**
CAPITALIZATION INSTRUMENTS	-
GENERAL PREVENTIVE RESERVES	545
SUBORDINATED DEBT	-
TIER 1 & 2 CAPITAL	**18,306**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	7,454	596
PESO OR UDI REAL INTEREST RATE OPERATIONS	466	37
FOREIGN CURRENCY NOMINAL INTEREST RATE	2,684	215
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	(198)	(16)
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	2,520	202
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	4,867	389
TOTAL	**17,793**	**1,423**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,142	91
GRUOP III (RISK WEIGHT 100 %)	42,458	3,397
SUB-TOTAL	**43,601**	**3,488**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES		
TOTAL	**43,601**	**3,488**

INVESTMENT IN SECURITIES
September 30, 2002
(Constant 000's Pesos as of September 30, 2002)

TRADING PORTFOLIO	**5,712,764**
Securities	518,614
Securities Issued by Finantial Institutions	347,000
Bonds	4,220,543
Government Securities	315,261
Other Issues (CPO's)	311,346
SECURITIES HELD FOR SALE	**1,878**
Government Securities	1,878
SECURITIES HOLD TO MATURITY	**90,760**
Bearer Notes	90,760

DEFERRED TAXES
September 30, 2002
(Constant 000's Pesos as of September 30, 2002)

TOTAL DEFERRED TAXES	**40,032**
Foreign Exchange Investments	5,999
Investments	(59)
Stocks	8,582
Permanent Equity Investments	(108,768)
Repos	77
Forwards	(58,428)
Swaps	192,629

REPURCHASE PORTFOLIO
September 30, 2002
(Constant 000's Pesos as of September 30, 2002)

REPURCHASE AGREEMENTS	**622**
Cetes	0
Bondes	830
Ajustabonos	0
Bankers' Acceptances	(208)
RESELL AGREEMENTS	**3,074**
Cetes	0
Bondes	3,282
Ajustabonos	0
Bankers' Acceptances	(208)

LIQUIDABLE OPERATIONS
(000's Ps as of September 2002)

	Buy	Sell	**Total**
Governmental	500,000	(500,000)	**0**
Banks		(1,000,000)	**(1,000,000)**

LOAN PORTFOLIO
(Constant MM Pesos as of September 30, 2002)

	3Q02 PERFORMING LOANS	3Q02 PAST DUE LOANS
Commercial	32,653	790
Interbank	2,757	-
Consumer	4	-
Mortgages	285	13
Government	0	-
Fobaproa Bonds	-	-
Total	**35,699**	**803**

LOAN PORTFOLIO	3Q02
Total Loan Portfolio	36,502
Loan Loss Reserves	3,668
TOTAL LOAN PORTFOLIO (NET)	**32,834**

DEBTOR SUPPORT PROGRAMS	TOTAL	COST
Dicounts on Mortgages	1	-
Discounts on Agricultural & Fisheries	-	-
Discounts on Small & Medium Size Companies	1	-
Total	2	-

For recently created banks, the cost of bail-out programs is 100% absorbed by the federal government.

LOAN PORTFOLIO BREAKDOWN BY CURRENCY

	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	16,748	1,700	14,205	32,653
Interbank	398	-	2,359	2,757
Consumer	4	-	-	4
Mortgages	268	17	-	285
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**17,418**	**1,717**	**16,564**	**35,699**
PAST DUE LOANS				
Commercial	111	-	679	790
Mortgages	12	1	-	13
Total Past Due Loans	**123**	**1**	**679**	**803**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

Loan Loss Reserves at June 30, 2002 (constant million pesos as of September 30, 2002)	**3,701**
- Adjustment for inflation June 2002 - September 2002	135
Loan Loss Reserves at June, 2002 (million nominal pesos)	**3,566**
+ Provisions recorded during the period	39
+ Currency valuation & other	63
Loan Loss Reserves at September 30, 2002.	**3,668**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of September 30, 2002)

		Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO		**37,944**	**3,668**
Commercial Loans		**34,901**	**3,552**
	Risk "A"	21,701	174
	Risk "B"	10,135	1,387
	Risk "C"	1,253	451
	Risk "D"	674	404
	Risk "E"	1,138	1,136
	Except Federal Government	0	
	Past Due Interest		2
Interbank Loans		**2,757**	**56**
	Risk "A"	2,539	13
	Risk "B"	218	43
	Risk "C"		
	Risk "D"		
	Risk "E"		
	Past Due Interest		
Mortgages Loans		**286**	**58**
	Risk "A"		
	Risk "B"	22	
	Risk "C"	264	58
	Risk "D"		
	Risk "E"		
	Past Due Interest		
Aditional Reserves			**2**

MM current Ps as of September, 2002

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	63.9%	24,240	0% - 0.99%	187
B	27.3%	10,375	1% - 19.99%	1,430
C	4.0%	1,517	20% - 59.99%	509
D	1.8%	674	60% - 89.99%	404
E	3.0%	1,138	90% - 100%	1,136
Subtotal	**100%**	**37,944**		**3,666**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	*Aditional estimates*	2
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**37,944**	**Total Reserves**	**3,668**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER *ENDING SEPTEMBER 30,2002, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS* GRANTED AS OF SEPTEMBER 30, 2002. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON SEPTEMBER 30, 2002.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF SEPTEMBER 2002 FOR $315,000 Ps

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $1.9 MM Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF SEPTEMBER 2002 FOR $22,000, $3,000, $23,000, $48,000 AND $23,000 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- *THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED* AS OF SEPTEMBER 30, 2002.

LONG TERM DEBT

(Constant 000's Pesos as of September '02)

DEPOSITS	Balance		Weighted Rate	
	M.N	USD	M.N	USD
Bank Bonds	1,806,717	-	7.7%	-

DERIVATIVES INSTRUMENTS

(000's Pesos as of September'02)

	USD	Pesos
Hedging Derivatives		
Forwards		
Ask	1,119,000.0	-
Bid	20,000.0	-
Transactional Derivatives		
Forwards		
Ask	51,000.0	-
Bid	15,000.0	-
TIIE 28	-	-
TIIE 28	-	-
Futures		
TIIE 28	800,000.0	-
Dollar	10,000.0	-
Pesos	1,047.5	-
TOTAL	**1,966,047.5**	-

MATURITY	TOTAL
1 to 7 days	309
8 days to 1 month	-
1 to 3 months	6,171
3 to 6 months	647,379
6 to 9 months	204,629
9 months to 1 year	15,856
1 to 2 years	1,457,178
2 to 3 years	610,663
3 to 4 years	1,448
4 to 5 years	21,673
5 to 7 years	28,238
7 to 9 years	35,971
more than 9	-
TOTAL	**3,029,515**

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of September '02)

	March 31,2002
Pesos	597,187
USD*	2,432,329
TOTAL	**3,029,516**

BALANCE:

PESOS	Balance	Weighted
Call money	0	
Discounts	597,187	
Interbanking	0	
	597,187	**5.53%**

USD*	Balance	Weighted
Loans from foreing banks	1,912,290	
Loans from national banks	6,839	
Discounts	513,200	
	2,432,329	**4.94%**

*** Figures in USD are expressed in Pesos**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	3Q01	4Q01	1Q02	2Q02	3Q02	Jan - Sep '02	Jan - Sep '01
Interest Income	125.0	104.9	94.3	101.4	118.1	313.8	388.4
Interest Expense	48.6	54.4	46.9	8.6	34.3	89.7	180.6
FINANCIAL MARGIN	**76.3**	**50.6**	**47.4**	**92.8**	**83.8**	**224.1**	**207.8**
Loan Loss Provisions	16.3	24.7	75.5	5.0	3.8	84.3	39.9
RISK ADJUSTED NII	**60.0**	**25.9**	**(28.1)**	**87.9**	**80.0**	**139.7**	**167.9**
Premiums	165.5	161.3	186.2	221.9	258.3	666.4	456.2
Comissions & Tariffs	26.8	16.8	23.5	20.5	14.5	58.5	86.9
Market-Related Income	(85.6)	230.6	136.3	22.1	26.1	184.6	95.4
TOTAL OPERATING INCOME	**166.7**	**434.7**	**318.0**	**352.4**	**378.9**	**1,049.2**	**806.4**
Aquisiton Cost	34.5	41.0	41.4	44.3	33.6	119.2	103.8
Contrctual obligatios & other net Cost	88.9	105.1	102.4	175.8	225.9	504.1	263.0
Policies dividends	25.4	18.7	25.7	15.7	15.8	57.1	56.2
Other Insurance & Bond reserves	2.9	3.2	3.3	3.3	2.0	8.7	8.3
Administrative Expenses	45.7	62.9	53.5	41.4	53.8	148.7	136.3
OPERATING INCOME	**(30.7)**	**203.7**	**91.6**	**72.0**	**47.9**	**211.5**	**238.8**
Other Expenses (Products)	3.2	(8.0)	(0.2)	(0.1)	0.1	(0.2)	8.3
NET INCOME BEFORES TAXES	**(33.9)**	**211.8**	**91.8**	**72.0**	**47.8**	**211.6**	**230.6**
Incurred Income Tax	25.8	(7.2)	5.6	41.7	6.5	53.9	59.0
Deferred Income Tax	(68.3)	79.2	(17.3)	(14.3)	(1.5)	(33.1)	2.7
NET INCOME BEFORE SUBSIDIARIES	**8.6**	**139.7**	**103.5**	**44.6**	**42.8**	**190.8**	**168.9**
Participated net income from subs.	0.3	0.6	10.3	4.5	(1.5)	13.3	3.8
RESULTS FROM CONTINUED OPERATION	**8.9**	**140.3**	**113.8**	**49.1**	**41.2**	**204.1**	**172.7**
NET INCOME	**8.9**	**140.3**	**113.8**	**49.1**	**41.2**	**204.1**	**172.7**
MINORITY INTEREST	**3.0**	**(1.6)**	**0.4**	**0.1**	**(0.4)**	**0.1**	**3.0**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Cash & due from Banks	**479.9**	**412.7**	**528.0**	**544.8**	**736.6**
Financial Instruments	**2,323.1**	**2,887.2**	**3,130.3**	**2,759.4**	**3,166.0**
Negotiable	800.4	1,486.4	1,603.7	1,281.5	1,353.3
For Sale	716.3	481.3	587.6	565.8	829.9
Held to Maturity	806.4	919.4	939.0	912.0	982.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**15.6**	**14.0**	**14.3**	**12.8**	**12.4**
Repos & Derivatives	**7.6**	**482.7**	**496.4**	**763.8**	**975.9**
Repo Operations	7.6	11.2	4.7	9.1	6.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	471.4	491.7	754.7	969.3
LOANS	**3,161.4**	**3,568.0**	**3,873.5**	**3,650.3**	**3,475.9**
Commercial	3,151.6	3,492.2	3,803.7	3,270.4	3,186.8
Interbank	0.0	0.0	0.0	203.5	260.8
Consumer	2.5	0.2	0.2	0.3	0.4
Housing	7.3	75.7	64.3	49.4	27.9
Federal Government	0.0	0.0	5.2	126.7	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**42.9**	**32.3**	**32.4**	**90.0**	**78.5**
TOTAL GROSS LOANS	**3,204.3**	**3,600.4**	**3,905.8**	**3,740.3**	**3,554.4**
Loan Loss Reserves	273.2	302.6	369.3	358.1	358.6
TOTAL NET LOANS	**2,931.1**	**3,297.7**	**3,536.5**	**3,382.1**	**3,195.8**
Receivables,Sundry Debtors & Adv. Payments	279.4	635.7	693.6	413.7	1,169.2
Fixed Assets (net)	175.3	184.8	184.0	167.1	148.4
Repossessed Assets	2.4	2.5	2.6	2.3	2.3
Permanent Equity Investments	457.5	376.2	383.0	299.6	303.7
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	234.3	243.6	238.8	206.1	190.1
TOTAL ASSETS	**6,906.3**	**8,537.1**	**9,207.4**	**8,551.9**	**9,900.4**

LIABILITIES	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
DEPOSITS	**1,643.6**	**2,207.5**	**2,428.9**	**1,941.5**	**2,302.0**
Demand Deposits	43.8	69.3	67.6	57.3	57.4
Time Deposits	144.6	126.3	122.9	120.2	126.6
Bank Bonds	190.3	197.4	201.0	181.2	176.6
MTN´s	1,264.9	1,814.5	2,037.4	1,582.9	1,941.4
Contingency claim & Premium Reserves	**1,319.0**	**1,515.2**	**1,675.2**	**1,686.8**	**1,868.8**
INTERBANK LOANS & OTHER	490.8	372.9	349.6	362.5	296.1
REPO & DERIVATIVES OPERATIONS	**21.7**	**471.0**	**477.4**	**796.9**	**1,085.6**
Repo Operations	7.2	11.0	3.0	6.9	6.8
Credit related operations	0.0	0.0	0.0	0.0	0.0
Derivatives	14.5	460.0	474.4	790.0	1,078.8
OTHER ACCOUNTS PAYABLE	**370.6**	**581.0**	**721.8**	**520.1**	**1,181.3**
Income tax & Employee profit sharing	94.9	82.5	56.6	26.4	83.2
Other accounts payable	275.6	498.5	665.2	493.8	1,098.1
DEFERRED TAXES	453.5	544.3	548.0	482.8	476.8
DEFERRED CREDITS	2.9	4.0	6.8	6.9	5.2
TOTAL LIABILITIES	**4,302.0**	**5,695.8**	**6,207.8**	**5,797.7**	**7,215.9**
STOCKHOLDERS´ EQUITY					
SUSCRIBED CAPITAL	**1,016.0**	**1,016.0**	**1,016.0**	**1,016.0**	**1,014.2**
Paid-in Capital	1,016.0	1,016.0	1,016.0	1,016.0	1,014.2
EARNED CAPITAL	**1,585.0**	**1,821.5**	**1,979.4**	**1,735.9**	**1,667.9**
Retained Earnings	1,326.9	1,317.7	1,629.0	1,606.4	1,595.8
Adjusments for changes in Accounting Principles	88.4	192.3	237.0	(32.9)	(131.9)
Net Income of the period	169.7	311.5	113.4	162.4	204.0
Minority Interest	3.2	3.8	4.1	2.4	2.5
TOTAL STOCKHOLDERS´ EQUITY	**2,604.2**	**2,841.4**	**2,999.6**	**2,754.3**	**2,684.6**
LIABILITIES & STOCKHOLDERS' EQUITY	**6,906.3**	**8,537.1**	**9,207.4**	**8,551.9**	**9,900.4**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	3Q01	4Q01	1Q02	2Q02	3Q02	Jan - Sep '02	Jan - Sep '01
Interest Income	131.0	99.0	89.7	96.2	111.4	297.4	381.5
Interest Expense	59.7	43.9	48.3	7.2	34.4	89.9	191.8
Financial Margin	**71.3**	**55.1**	**41.5**	**89.0**	**77.1**	**207.5**	**189.7**
Loan Loss Provisions	16.3	24.7	75.5	5.0	3.8	84.3	39.9
Risk Adjusted Net Interest Income	**54.9**	**30.4**	**(34.1)**	**84.0**	**73.2**	**123.2**	**149.8**
Comissions and Fees	20.7	9.8	15.7	6.9	10.0	32.6	64.7
Market-Related Income	(124.9)	159.2	88.6	(23.8)	(34.8)	30.0	(44.3)
Operating Revenues	**(49.3)**	**199.5**	**70.2**	**67.2**	**48.4**	**185.7**	**170.2**
Non-Interest Expense	22.6	37.3	26.1	18.9	24.7	69.7	70.7
Operating Income	**(71.9)**	**162.1**	**44.1**	**48.3**	**23.7**	**116.1**	**99.5**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**(71.9)**	**162.1**	**44.1**	**48.3**	**23.7**	**116.1**	**99.5**
Incurred Income Tax & Profit Sharing	24.0	(4.7)	0.7	37.8	(0.9)	37.6	38.5
Deferred Income Tax	(76.4)	70.2	(25.6)	(19.0)	(0.7)	(45.3)	(23.4)
Net Income before Subsidiaries' Net Income	**(19.5)**	**96.6**	**68.9**	**29.5**	**25.4**	**123.8**	**84.4**
Subsidiaries' Net Income	1.1	7.5	9.2	7.0	1.6	17.8	(5.3)
Continous Operations' Net Income	**(18.3)**	**104.1**	**78.1**	**36.5**	**26.9**	**141.6**	**79.1**
Discontinued Operations & Extraordinary Items	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Minority Interest	(3.0)	1.6	(0.4)	(0.1)	0.4	(0.1)	(3.0)
Net Income	**(21.3)**	**105.7**	**77.8**	**36.4**	**27.3**	**141.5**	**76.1**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Cash & Due From Banks	**479.3**	**407.0**	**527.2**	**547.6**	**738.0**
Financial Instruments	**653.4**	**897.4**	**928.4**	**567.4**	**671.9**
Negotiable	642.9	885.0	916.9	558.1	662.8
For Sale	0.2	0.2	0.2	0.2	0.2
Held to Maturity	10.3	12.2	11.4	9.0	8.9
Unlisted Securities	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**0.4**	**472.7**	**492.5**	**757.3**	**969.4**
Repo Operations	0.4	1.3	0.8	2.6	0.1
Derivatives	0.0	471.4	491.7	754.7	969.3
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0
LOANS	**3,161.8**	**3,614.2**	**3,919.6**	**3,691.4**	**3,481.0**
Commercial	3,152.2	3,538.4	3,849.9	3,311.5	3,191.9
Interbank	0.0	0.0	0.0	203.5	260.8
Consumer	2.2	0.2	0.2	0.3	0.4
Housing	7.3	75.7	64.3	49.4	27.9
Federal Government	0.0	0.0	5.2	126.7	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**42.9**	**32.3**	**32.4**	**90.0**	**78.5**
Total Gross Loans	**3,204.7**	**3,646.5**	**3,952.0**	**3,781.3**	**3,559.5**
Preventive Provision for Credit Risks	**273.2**	**302.6**	**369.3**	**358.1**	**358.6**
Total Net Loans	**2,931.5**	**3,343.9**	**3,582.7**	**3,423.2**	**3,200.9**
Receivables & Sundry Debtors	45.3	314.7	386.4	108.2	852.6
Fixed Assets (net)	24.6	28.2	26.9	25.6	8.8
Repossessed Property	2.4	2.5	2.6	2.3	2.3
Permanent Equity Investments	335.8	344.9	350.0	270.7	277.2
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	72.5	63.6	50.0	50.1	36.8
TOTAL ASSETS	**4,545.1**	**5,874.9**	**6,346.6**	**5,752.4**	**6,757.8**

LIABILITIES	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Deposits	**1,645.4**	**2,210.4**	**2,431.8**	**1,945.9**	**2,303.8**
Demand Deposits	45.6	72.2	70.5	61.7	59.2
Time Deposits	144.6	126.3	122.9	120.2	126.6
Bank Bonds	190.3	197.4	201.0	181.2	176.6
MTN´s	1,264.9	1,814.5	2,037.4	1,582.9	1,941.4
Interbank Loans & Other	490.8	418.6	395.2	402.4	296.1
Repo Operations	0.4	1.4	(0.3)	0.4	0.3
Trading Options	0.0	0.0	0.0	0.0	0.0
Derivatives	14.5	460.0	474.4	790.0	1,078.8
Other Accounts Payable	95.0	236.6	448.0	280.2	825.3
Income Tax & Employee Profit Sharing	62.0	63.0	28.2	0.0	49.8
Deferred Taxes	204.5	265.2	244.8	204.6	206.6
Deferred Credits	2.9	4.0	6.8	6.9	5.2
TOTAL LIABILITIES	**2,515.4**	**3,659.1**	**4,028.9**	**3,630.5**	**4,765.9**
STOCKHOLDERS´ EQUITY					
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**1,042.6**	**1,228.7**	**1,330.6**	**1,134.8**	**1,004.8**
Capital Reserves	193.8	193.8	193.8	205.5	205.5
Retained Earnings	1,134.6	1,153.7	1,334.9	1,323.3	1,239.5
Adjustment for Changes on Accounting Principles	(365.2)	(304.4)	(280.1)	(510.5)	(584.1)
Net income of the period	76.1	181.8	77.8	114.2	141.5
Minority Interest	3.2	3.8	4.1	2.4	2.5
Total Stockholders´ Equity	**2,029.7**	**2,215.8**	**2,317.7**	**2,121.9**	**1,991.9**
LIABILITIES & STOCKHOLDERS´ EQUITY	**4,545.1**	**5,874.9**	**6,346.6**	**5,752.4**	**6,757.8**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	3Q01	4Q01	1Q02	2Q02	3Q02	Jan - Sep '02	Jan - Sep '01
Revenue	**196.9**	**224.4**	**222.4**	**266.2**	**307.1**	**795.8**	**571.3**
Premiums	159.8	157.8	179.4	216.2	246.4	641.9	441.2
Investments Net.	37.1	66.5	43.1	50.0	60.8	153.8	130.1
Expenses and Claims	**169.9**	**187.2**	**190.5**	**255.4**	**295.4**	**741.3**	**481.5**
Claims and Other Contractual Obligations	85.4	101.3	95.6	172.4	223.0	491.1	251.9
Acquisition Cost	34.8	42.4	41.6	44.5	33.9	120.0	104.5
Policies Dividends	25.4	18.7	25.7	15.7	15.8	57.1	56.2
Other Reserves Increase	2.9	3.2	3.3	3.3	2.0	8.7	8.3
Operating Expenses	21.4	21.7	24.2	19.5	20.7	64.4	60.6
Income Before Subsidiaries Results	**27.0**	**37.1**	**32.0**	**10.8**	**11.8**	**54.5**	**89.8**
Subsidiaries Result	1.3	(5.7)	(0.2)	(0.1)	(2.6)	(2.9)	9.8
Income Before Taxes	**28.3**	**31.4**	**31.8**	**10.7**	**9.2**	**51.6**	**99.5**
Income tax	0.9	(7.2)	0.0	0.2	4.5	4.8	7.6
Deferred Income tax	9.5	8.8	9.2	6.0	(0.9)	14.3	27.0
Net Income	**17.9**	**29.8**	**22.6**	**4.4**	**5.5**	**32.6**	**65.0**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Investments	**1,662.7**	**1,832.3**	**2,040.1**	**2,033.4**	**2,230.7**
Financing operation investments	7.9	7.6	7.4	0.0	0.0
Negotiable Investments	**82.0**	**444.7**	**526.8**	**562.4**	**442.0**
Fixed Income	82.0	444.7	526.8	561.8	441.5
Equity	0.0	0.0	0.0	0.5	0.5
Investements for Sale	**673.8**	**457.1**	**562.6**	**552.6**	**806.3**
Fixed Income	619.0	340.7	437.2	423.0	679.3
Equity	54.8	116.3	125.5	129.6	127.0
Held to Maturity Investments	714.9	862.8	883.5	856.0	926.5
Investments on Real Estate for Leasing	13.7	14.0	14.3	12.8	12.4
Investments on Subsidiaries	89.1	1.6	1.4	2.6	(3.9)
Loans on policies	81.3	44.5	44.1	47.0	47.3
Cash	(5.7)	0.7	(4.1)	1.2	(0.3)
Interest Debtors	12.6	25.3	16.3	28.8	16.7
Premium debtors & Receivable	164.6	221.9	187.3	182.2	181.8
Reinsurers and receivable	**44.9**	**59.0**	**88.8**	**76.9**	**103.0**
Benefitts and claims	23.2	32.1	69.7	44.3	63.7
Policies reserves	21.7	26.9	19.2	32.6	39.3
Deferred Aquisition cost	63.5	78.9	74.0	60.9	53.9
Fixed Assets, net	146.7	149.3	148.8	132.7	130.8
Other assets	87.3	94.7	105.7	86.4	85.6
Total assets	**2,176.5**	**2,461.9**	**2,657.0**	**2,602.6**	**2,802.2**

LIABILITIES	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Technical reserves	**1,312.8**	**1,505.1**	**1,671.4**	**1,684.8**	**1,866.3**
Unearned premium reserve, claims pending for paid, life & health	915.7	1,042.6	1,184.2	1,254.8	1,410.6
Pending claims reserve, accidents & casualties and health	98.7	121.5	158.5	128.4	154.0
Other insurances fund	69.0	74.9	75.9	62.1	60.0
Unearned premiums reserve of accident & casualty, and health	208.6	243.4	227.8	215.0	217.4
Other reserves	20.9	22.8	24.9	24.4	24.2
Reinsurances payable	**19.2**	**36.7**	**8.8**	**21.5**	**21.0**
Retained deposits	0.7	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	18.5	36.6	8.8	21.5	21.0
Deferred taxes	245.8	274.9	301.8	277.7	267.9
Income tax & profit sharing	11.1	2.2	2.3	2.7	8.0
Value Added Tax	19.2	26.3	21.9	21.0	20.7
Other labilities	129.4	139.3	134.9	120.4	153.4
Total liabilities	**1,737.5**	**1,984.5**	**2,141.0**	**2,128.1**	**2,337.5**
STOCKHOLDERS´ EQUITY					
Paid in capital	131.7	152.7	152.7	152.7	152.7
Other reserves	34.4	64.5	76.8	143.5	132.5
Net Income	65.0	94.8	22.6	27.1	32.6
Retained earnings	241.8	175.8	270.0	173.4	179.1
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	24.5	46.8	50.9	35.0	24.9
Gain on valuation of real estate	54.2	55.7	55.7	55.7	55.7
Total stockholders equity	**439.0**	**477.4**	**515.9**	**474.6**	**464.7**
Total liabilities and stockholders equity	**2,176.5**	**2,461.9**	**2,657.0**	**2,602.6**	**2,802.2**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	3Q01	4Q01	1Q02	2Q02	3Q02	Jan - Sep '02	Jan - Sep '01
Earnings from Investment Sales	0.2	0.1	0.0	0.0	(1.9)	(1.9)	1.2
Asset Management Income	4.8	4.9	5.2	4.2	3.8	13.2	14.2
Earnings form Interest	(0.9)	0.0	0.4	0.2	2.3	2.9	0.0
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**4.0**	**4.9**	**5.6**	**4.4**	**4.2**	**14.2**	**15.4**
General Expenses	0.1	0.7	1.5	1.4	1.3	4.3	0.4
Total expenses	**0.1**	**0.7**	**1.5**	**1.4**	**1.3**	**4.3**	**0.4**
Earnings Before Taxes	**3.9**	**4.3**	**4.1**	**3.0**	**2.9**	**9.9**	**15.0**
Incurred Income Tax & Profit Sharing	0.8	2.2	1.3	1.2	1.3	3.8	4.3
Defferred Income Tax	(0.9)	(0.9)	(3.6)	(0.8)	(0.3)	(4.8)	(0.2)
Net Income Before Deferred Accounts	**4.0**	**3.0**	**6.4**	**2.6**	**1.9**	**10.9**	**10.9**
Earnings from subsidiaries	(2.2)	(1.4)	1.2	(2.5)	(0.6)	(1.9)	(1.0)
Unadjusted for monetary position result	**1.7**	**1.6**	**7.6**	**0.2**	**1.2**	**9.0**	**9.9**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**1.7**	**1.6**	**7.6**	**0.2**	**1.2**	**9.0**	**9.9**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Cash	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	3.5	54.8	57.4	52.6	13.7
Sundry Debtors	1.5	1.7	1.9	1.3	1.2
Permanent investments	28.8	25.7	27.3	22.5	21.3
Receivable Taxes	0.0	0.0	0.0	2.6	5.8
TOTAL ASSETS	**33.8**	**82.2**	**86.6**	**79.0**	**42.0**
LIABILITIES					
Sundry Creditors	1.4	47.1	45.7	40.2	0.0
Payable Taxes	0.0	0.0	1.1	2.4	3.6
Deferred Income Tax	3.4	3.6	(0.0)	(0.0)	1.7
TOTAL LIABILITIES	**4.9**	**50.7**	**46.8**	**42.6**	**5.3**
STOCKHOLDERS´ EQUITY					
Paid in Capital	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2
Retained Earnings	21.5	21.5	33.0	33.0	33.0
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0
Net income	9.9	11.5	7.6	7.7	9.0
Forex effect on Stockholders´equity	(4.0)	(3.0)	(2.4)	(5.9)	(6.8)
TOTAL STOCKHOLDERS´ EQUITY	**29.0**	**31.6**	**39.8**	**36.4**	**36.7**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**33.8**	**82.2**	**86.6**	**79.0**	**42.0**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	3Q01	4Q01	1Q02	2Q02	3Q02	Jan - Sep '02	Jan - Sep '01
Revenue	**6.5**	**4.9**	**11.2**	**7.0**	**7.3**	**25.5**	**19.3**
Premiums	5.8	4.1	10.7	9.0	6.6	26.3	16.3
Investments Net.	0.6	0.8	0.4	1.6	0.5	2.6	3.0
Earnings (losses) realized on investments	(0.0)	0.0	0.1	(3.7)	0.2	(3.4)	0.0
Benefitts, Expenses and Claims	**3.5**	**2.7**	**7.3**	**3.1**	**2.6**	**13.0**	**11.4**
Benefitts, Claims and Adjustments	3.5	3.8	6.8	3.4	2.7	12.8	11.2
Acquisition Cost	(0.4)	(1.3)	(0.2)	(0.2)	(0.3)	(0.8)	(0.8)
Operating Expenses	0.4	0.3	0.8	0.0	0.2	1.0	1.0
Income Before Taxes	**3.0**	**2.2**	**3.9**	**3.9**	**4.8**	**12.5**	**7.9**
Income tax	1.0	1.3	1.0	(0.5)	0.9	1.4	2.5
Deferred Income tax	(0.3)	(0.3)	1.5	0.7	0.4	2.7	0.4
Net Income	**2.3**	**1.2**	**1.3**	**3.7**	**3.4**	**8.4**	**5.0**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Investments	**48.1**	**54.1**	**54.2**	**49.3**	**51.9**
Negotiable Investments	**3.0**	**26.7**	**23.6**	**30.5**	**22.7**
Fixed Income	3.0	26.7	23.6	30.5	22.7
Equity	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**42.3**	**24.0**	**24.8**	**13.1**	**23.5**
Fixed Income	28.6	9.8	10.3	(0.1)	10.7
Equity	13.8	14.3	14.5	13.2	12.8
Loans on policies	2.9	3.4	5.8	5.8	5.7
Cash	0.1	0.3	0.2	0.1	0.2
Premium debtors & Receivable	3.5	5.6	3.2	3.8	3.8
Reinsurers and receivable	**3.6**	**3.4**	**2.9**	**3.7**	**4.0**
Benefitts and claims	0.2	0.2	0.2	0.2	0.2
Policies reserves	3.5	3.2	2.7	3.5	3.8
Deferred Aquisition cost	(1.2)	(1.0)	(0.9)	(1.2)	(1.3)
Fixed Assets, net	1.9	1.8	2.6	2.3	2.3
Other assets	2.3	2.8	3.5	1.6	2.5
Total assets	**58.4**	**67.1**	**65.7**	**59.6**	**63.3**

LIABILITIES	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Technical reserves	**6.2**	**10.1**	**3.9**	**2.1**	**2.5**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	6.1	10.0	3.8	2.0	2.4
Other reserves	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**2.0**	**1.6**	**1.8**	**2.1**	**1.9**
Retained deposits	0.9	0.8	0.8	0.8	0.7
Reinsurance premiums and payable	1.1	0.8	1.0	1.3	1.2
Income tax & profit sharing	6.9	6.9	8.3	8.3	8.6
Value Added Tax	0.8	1.0	0.6	0.8	0.9
Other labilities	3.7	5.1	6.1	2.3	2.9
Total liabilities	**19.6**	**24.8**	**20.7**	**15.5**	**16.7**
STOCKHOLDERS´ EQUITY					
Paid in capital	7.9	7.9	7.9	8.3	8.3
Other reserves	0.9	1.3	1.7	1.6	1.6
Net Income	5.0	6.2	1.3	5.0	8.4
Retained earnings	28.1	30.2	37.4	32.0	31.0
Acummulated Deferred Taxes	(4.1)	(4.3)	(4.3)	(3.9)	(3.8)
Others	1.1	1.1	1.1	1.1	1.1
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**38.8**	**42.4**	**45.0**	**44.1**	**46.6**
Total liabilities and stockholders equity	**58.4**	**67.1**	**65.7**	**59.6**	**63.3**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	3Q01	4Q01	1Q02	2Q02	3Q02	Jan - Sep '02	Jan - Sep '01
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.1	0.1	0.1	0.1	0.1	0.3	0.3
Interest Income	0.6	0.5	(0.5)	(0.1)	0.2	(0.3)	0.5
Comissions	8.4	9.6	9.7	15.3	6.6	31.6	26.1
Dividends from investments	0.0	(0.2)	0.0	0.0	0.0	0.0	0.2
Income from sale of securities	2.1	4.8	4.6	(0.5)	2.4	6.6	8.5
Subsidiaries' Net Income	0.1	0.1	0.1	0.1	0.1	0.4	0.3
Other Income	0.0	0.3	0.0	0.0	0.0	0.0	0.3
Total Earnings	**11.3**	**15.2**	**14.0**	**15.0**	**9.5**	**38.5**	**36.3**
Interest expenses	0.0	0.0	0.0	0.1	0.0	0.1	0.0
Comissions and Fees	1.5	3.0	1.7	1.6	1.1	4.4	2.9
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	2.5	4.3	2.6	2.6	2.6	7.8	7.5
General Expenses	1.0	2.2	0.9	2.8	1.5	5.2	3.2
Contingency Fund	0.1	(0.5)	0.0	0.0	0.0	0.1	0.5
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Depreciations and Amortizations	0.2	0.2	0.2	0.2	0.2	0.5	0.7
Losses from subsidiaries	0.0	0.0	0.0	0.1	(0.0)	0.1	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Incurred Income Tax	0.7	1.0	2.0	3.6	0.7	6.3	6.0
Incurred Employee Profit Sharing	0.3	0.3	0.6	1.0	0.4	2.0	1.9
Deferred taxes & Employee profit sharing	(0.2)	1.4	1.2	(1.1)	0.1	0.1	(1.1)
Total Expenses	**6.1**	**11.9**	**9.2**	**10.9**	**6.5**	**26.7**	**22.0**
NET INCOME	**5.2**	**3.3**	**4.8**	**4.2**	**3.0**	**11.9**	**14.2**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Cash & Banks	0.0	0.0	0.0	0.0	0.0
Financial Instruments	**67.2**	**73.6**	**77.3**	**76.1**	**75.7**
Negotiable	67.2	73.6	77.3	76.1	75.7
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0
Repo Operations	6.8	9.6	3.3	6.5	6.5
Other accounts receivable	0.5	0.6	0.7	0.4	0.4
Fixed assets,net	1.0	1.9	2.3	2.2	2.5
Permanent equity investments	3.8	4.1	4.3	3.8	3.7
Other Assets	9.5	4.1	6.5	8.2	9.5
TOTAL ASSETS	**88.8**	**93.9**	**94.3**	**97.3**	**98.3**
LIABILITIES					
Repo Operations	6.8	9.6	3.3	6.5	6.5
Other Account Payable	**18.7**	**14.2**	**13.2**	**17.4**	**17.4**
Income Tax & Employee profit sharing provision	14.8	10.3	9.8	13.0	13.1
Sundry creditors & other accounts payable	3.8	4.0	3.5	4.5	4.3
Deferred taxes	(0.3)	0.5	1.4	0.5	0.6
Total Liabilities	**25.2**	**24.4**	**17.9**	**24.4**	**24.5**
STOCKHOLDERS´ EQUITY					
Paid-in capital	14.0	14.0	14.0	19.9	19.9
Earned Capital	49.5	55.5	62.4	53.0	53.9
Capital reserves	6.6	6.6	6.6	6.8	6.8
Retained earnings	15.0	15.0	30.9	26.4	26.4
Net icome	14.2	17.5	4.8	8.9	11.9
Forex effect on Stockholders´equity	13.8	16.4	20.2	10.9	8.8
Total Stockholders' Equity	**63.5**	**69.5**	**76.4**	**72.9**	**73.8**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**88.8**	**93.9**	**94.3**	**97.3**	**98.3**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement

(quarterly)

MM of constant pesos as of September 30, 2002

(MM Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	Acumulated SEP '02	SEP '01
Interest Income	2,217.2	2,228.5	1,841.9	1,654.4	1,610.3	2,056.1	1,812.3	5,478.7	6,287.6
Interest Expense	(1,467.5)	(1,273.9)	(989.7)	(1,007.3)	(1,085.4)	(1,123.1)	(1,073.1)	(3,281.6)	(3,731.1)
Monetary Position	(208.9)	(233.3)	(115.8)	(182.5)	(128.7)	(211.7)	(164.2)	(504.6)	(558.0)
FINANCIAL MARGIN	**540.8**	**721.3**	**736.4**	**464.7**	**396.2**	**721.2**	**575.1**	**1,692.5**	**1,998.5**
Loan Loss Provisions	36.8	190.4	158.0	238.9	698.0	50.8	38.8	787.6	385.3
RISK ADJUSTED NII	**504.0**	**530.9**	**578.3**	**225.8**	**(301.8)**	**670.4**	**536.3**	**904.9**	**1,613.3**
	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Comissions & Tariffs	211.1	340.6	163.9	237.0	190.3	182.4	131.5	504.1	715.5
Market-Related Income	(98.9)	566.3	(1,325.5)	1,520.2	866.5	(320.5)	(287.2)	258.8	(858.1)
TOTAL OPERATING INCOME	**616.2**	**1,437.8**	**(583.3)**	**1,982.9**	**754.9**	**532.2**	**380.7**	**1,667.8**	**1,470.7**
Administrative Expenses	261.8	293.9	251.9	495.1	257.1	275.5	290.9	823.6	807.6
OPERATING INCOME	**354.3**	**1,143.9**	**(835.1)**	**1,487.8**	**497.8**	**256.7**	**89.7**	**844.2**	**663.2**
Other Expenses (Products)	23.3	35.5	(20.3)	70.4	98.3	45.8	(7.6)	136.5	38.5
NET INCOME BEFORES TAXES	**331.1**	**1,108.5**	**(814.9)**	**1,417.4**	**399.5**	**210.9**	**97.4**	**707.7**	**624.7**
									0.0
Income Tax & Employee profit sharing	106.9	156.2	241.1	(9.5)	71.4	381.9	11.0	464.3	504.2
Deferred Taxes	(101.5)	318.1	(582.2)	381.5	(1,629.0)	1,391.1	43.0	(194.8)	(365.6)
NET INCOME BEFORE SUBSIDIARIES	**325.7**	**634.2**	**(473.8)**	**1,045.4**	**1,957.0**	**(1,562.2)**	**43.3**	**438.1**	**486.1**
									0.0
Participated net income from subs.	(1.9)	181.1	(143.2)	6.3	214.1	(15.4)	(48.2)	150.5	36.0
RESULTS FROM CONTINUED OPERATION	**323.8**	**815.3**	**(616.9)**	**1,051.7**	**2,171.1**	**(1,577.6)**	**(4.9)**	**588.6**	**522.1**
Extraordinary Income	0.0	0.0	0.0	0.0	0.0	1,766.4	(1.1)	1,765.4	0.0
NET INCOME	**323.8**	**815.3**	**(616.9)**	**1,051.7**	**2,171.1**	**188.8**	**(6.0)**	**2,354.0**	**522.1**
MINORITARY INTEREST	**3.9**	**7.6**	**1.7**	**3.7**	**2.6**	**0.3**	**1.5**	**4.4**	**13.2**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of September 30, 2002

ASSETS	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
Cash & due from Banks	**6,405.0**	**3,665.7**	**4,813.3**	**3,881.0**	**4,874.2**	**5,530.1**	**7,638.0**
Financial Instruments	**11,783.3**	**11,797.4**	**11,033.0**	**13,704.3**	**13,014.5**	**6,675.0**	**8,116.3**
Negotiable	11,769.8	11,784.9	10,928.6	13,586.1	12,907.7	6,582.2	8,023.7
For Sale	2.0	2.1	1.9	1.9	1.9	1.9	1.9
Held to Maturity	11.5	10.3	102.5	116.3	105.0	91.0	90.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	317.9	1,114.7	75.5	229.4	228.1	92.1	67.9
Repo Operations	43.9	20.9	75.5	107.2	40.6	92.1	67.9
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	274.0	1,093.8	0.0	122.2	187.5	0.0	0.0
LOANS	26,071.0	29,220.0	27,750.9	30,094.1	32,635.6	36,808.2	35,558.3
Commercial	24,903.1	28,159.3	26,747.9	28,474.4	31,140.9	32,977.8	32,600.8
Interbank	203.1	209.6	217.0	822.0	801.0	3,329.6	2,668.1
Consumer	0.0	0.0	0.8	1.4	1.5	2.6	4.4
Housing	897.0	781.8	714.8	725.0	643.7	498.1	285.0
Federal Government	67.8	69.4	70.3	71.2	48.5	0.1	0.1
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	243.0	519.2	428.3	308.0	299.0	907.3	802.7
TOTAL GROSS LOANS	**26,314.0**	**29,739.2**	**28,179.2**	**30,402.2**	**32,934.6**	**37,715.5**	**36,361.0**
Loan Loss Reserves	2,413.6	2,532.2	2,726.6	2,884.1	3,414.1	3,611.3	3,668.2
TOTAL NET LOANS	**23,900.3**	**27,206.9**	**25,452.6**	**27,518.1**	**29,520.6**	**34,104.1**	**32,692.8**
Receivables,Sundry Debtors & Adv. Payments	459.8	1,610.8	840.3	3,369.0	3,821.6	1,396.9	8,983.6
Fixed Assets (net)	316.8	348.2	384.1	434.1	419.8	425.6	476.5
Repossessed Assets	40.3	32.4	24.1	23.9	23.6	23.3	23.0
Permanent Equity Investments	6,688.6	6,835.3	6,869.0	6,750.7	6,929.7	6,783.4	6,771.7
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	17.6	21.3
Other assets,deferred charges & intangible	256.1	326.6	411.9	268.9	282.0	292.8	327.2
TOTAL ASSETS	**50,168.3**	**52,938.0**	**49,903.9**	**56,179.4**	**59,114.1**	**55,341.0**	**65,118.5**

LIABILITIES	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02
DEPOSITS	**12,171.3**	**15,806.7**	**16,416.4**	**21,053.9**	**22,468.5**	**19,619.9**	**23,565.5**
Demand Deposits	996.2	472.6	450.2	675.5	647.9	620.3	602.5
Time Deposits	9,240.9	13,415.6	14,067.0	18,497.2	19,962.5	17,172.7	21,156.4
Bank Bonds	1,934.3	1,918.5	1,899.1	1,881.1	1,858.1	1,826.9	1,806.7
INTERBANK LOANS & OTHER	8,474.0	6,191.9	4,897.9	3,989.6	3,653.6	4,061.1	3,029.5
	26.4	**21.8**	**189.6**	**104.7**	**3,106.3**	**387.3**	**1,090.3**
Repo Operations	26.4	21.8	72.1	104.7	3,106.3	69.5	69.4
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	117.5	0.0	0.0	317.8	1,020.9
OTHER ACCOUNTS PAYABLE	**2,688.2**	**2,253.3**	**1,800.5**	**3,043.1**	**1,491.4**	**3,042.1**	**9,178.8**
Income tax & Employee profit sharing	615.0	519.9	803.6	733.7	383.2	722.5	685.2
Other accounts payable	2,073.2	1,733.4	996.9	2,309.4	1,108.2	2,319.5	8,493.6
DEFERRED TAXES	1,948.8	2,259.8	1,638.6	2,013.7	360.4	10.0	42.2
DEFERRED CREDITS	97.8	753.6	27.3	14.0	28.7	39.1	117.7
TOTAL LIABILITIES	**25,406.4**	**27,287.2**	**24,970.3**	**30,218.9**	**31,108.9**	**27,159.6**	**37,024.2**
STOCKHOLDERS' EQUITY							
SUSCRIBED CAPITAL	**12,526.9**	**12,574.8**	**12,518.6**	**12,574.1**	**12,535.7**	**12,546.3**	**12,520.7**
Paid-in Capital	11,731.4	11,776.2	11,723.6	11,775.6	11,739.7	11,749.7	11,724.4
Share Subscription Premium	795.5	798.6	795.0	798.5	796.0	796.7	796.2
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**12,212.3**	**13,045.8**	**12,383.0**	**13,350.7**	**15,431.3**	**15,611.1**	**15,546.3**
Capital Reserves	2,164.0	2,172.4	2,162.9	2,172.3	2,165.7	2,167.5	2,030.6
Retained Earnings	24,282.3	24,375.2	24,266.4	24,374.0	25,851.8	25,873.7	25,857.9
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,140.0)	(1,164.1)	(1,149.9)	(1,288.0)	(1,331.2)	(1,352.3)	(13,426.6)
Surplus (deficit) from Equity Restatement	(13,413.8)	(13,465.1)	(13,405.1)	(13,464.5)	(13,423.4)	(13,434.8)	(1,265.1)
Net Income of the period	319.8	1,127.5	508.8	1,556.9	2,168.5	2,357.1	2,349.6
Minority Interest	22.6	30.3	31.9	35.7	38.1	23.9	27.4
TOTAL STOCKHOLDERS´ EQUITY	**24,761.8**	**25,650.8**	**24,933.6**	**25,960.6**	**28,005.2**	**28,181.4**	**28,094.3**
LIABILITIES & STOCKHOLDERS' EQUITY	**50,168.3**	**52,938.0**	**49,903.9**	**56,179.4**	**59,114.1**	**55,341.0**	**65,118.5**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of September, 2002

CUSTOMER POSITION ACCOUNTS	Sep-02	COMPANY POSITION ACCOUNTS	Sep-02
CUSTOMER CURRENT ACCOUNTS	**(331.9)**	**REGISTRY ACCOUNTS**	**386,476.7**
Customer bank balances	0.1	Guarantees granted	45.6
Custumer transaction liquidations	(332.0)	Assets under trust	117,052.4
Client loans	0.0	Assets under custody or administration	258,137.9
		Irrevocable lines of credit granted	1,363.9
CUSTOMER SECURITIES	**335,133.8**	Shares held in custody	774.1
Assets in custody or under administration	334,267.6	Other contingent obligations	9,102.7
Assets received in guarantee	866.2	**REPO OPERATIONS**	
			(65.3)
TRANSACTIONS ON BEHALF OF CUSTOMERS	**108,524.9**	Receivables on repurchase agreements	37,615.9
Customer Repos	14,925.8	Reporchase agreement creditors	(37,681.2)
Customer Securities Loans	37,943.8		**63.1**
Purchase of Derivatives	55,655.3	Repurchase agreement debtors	24,705.2
		Payables on repurchase agreements	(24,642.1)
TOTAL CUSTOMER POSITION	**443,326.8**	**TOTAL OWN POSITION**	**386,474.4**

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st. 2001	**11,742.5**	**796.2**	**2,166.2**	**24,305.3**	**(13,426.6)**	**(1,284.3)**	**1,552.5**	**35.6**	**25,887.4**
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2001 results				1,552.5			(1,552.5)		0.0
Repurchase of stocks	(18.0)		(135.6)						(153.6)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise									
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
Net Income							2,349.6		2,349.6
No monetary assets results						19.2			19.2
Minority Interest								(10.3)	(10.3)
BALANCE AT SEPTEMBER 30, 2002	**11,724.4**	**796.2**	**2,030.6**	**25,857.9**	**(13,426.6)**	**(1,265.1)**	**2,349.6**	**25.4**	**28,092.3**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2002

(MM PS)

	Sep-02
OPERATING ACTIVITIES	
Net Income	2,354.0
Subsidiaries' Income	(150.5)
Depreciation & Amortization	84.3
Loan Loss Reserves	787.6
Market Related Result	(350.5)
Deferred taxes	(194.8)
	2,530.2
Cash increase (decrease) from funding	2,570.0
Cash increase (decrease) from Loan Portfolio	(6,044.4)
Cash increase (decrease) from Trading Operation	5,549.4
Cash increase (decrease) from Derivative Financial Instruments	1,146.7
Cash increase (decrease) in Accounts Payable-Recivable	(762.4)
Banking Loans & Other Financial Institutions	(948.8)
	1,510.4
Cash flow from operating activities	**4,040.5**
Financing Activities	
Increase (decrease) of Stocholders' Equity	(153.6)
Cash Flow From Financing Activities	**(153.6)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(119.0)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(119.0)**
Net Increase in Cash	**3,767.9**
Cash at beginning of the period	**3,870.1**
Cash at end of period	**7,638.0**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of September 2002)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	Acumulated SEP '02	Acumulated SEP '01
Interest Income	1,957.6	2,036.5	1,621.6	1,365.8	1,371.0	1,751.8	1,639.9	4,762.7	5,615.7
Interest Expense	1,253.5	1,129.8	819.6	765.0	872.8	818.0	818.0	2,508.8	3,202.8
Monetary Position	(199.3)	(236.0)	(113.7)	(178.2)	(128.7)	(211.7)	(159.7)	(500.0)	(549.0)
Financial Margin	**504.8**	**670.6**	**688.3**	**422.6**	**369.5**	**722.1**	**662.2**	**1,753.9**	**1,863.8**
Loan Loss Provisions	36.8	190.5	158.0	239.0	698.0	50.8	38.8	787.6	385.2
Risk Adjusted Net Interest Income	**468.0**	**480.2**	**530.4**	**183.6**	**(328.5)**	**671.3**	**623.5**	**966.2**	**1,478.6**
Comissions and Fees	155.7	234.8	100.1	163.6	115.0	49.9	81.7	246.6	490.6
Market-Related Income	(138.2)	522.2	(1,346.2)	1,505.8	774.5	(314.4)	(313.8)	146.3	(962.2)
Operating Revenues	**485.5**	**1,237.2**	**(715.7)**	**1,853.0**	**560.9**	**406.8**	**391.4**	**1,359.2**	**1,006.9**
Non-Interest Expense	221.7	249.6	212.3	426.2	214.0	213.4	245.7	673.0	683.6
Operating Income	**263.8**	**987.6**	**(928.0)**	**1,426.8**	**347.0**	**193.4**	**145.8**	**686.2**	**323.3**
Other Income (Expenses)	(25.2)	(25.0)	24.7	(69.0)	(55.6)	(74.2)	(111.3)	(241.1)	(25.5)
Earnings Before Taxes	**238.6**	**962.6**	**(903.3)**	**1,357.9**	**291.4**	**119.2**	**34.5**	**445.1**	**297.8**
Incurred Income Tax & Profit Sharing	70.1	88.0	223.6	(44.1)	34.9	325.1	(14.0)	345.9	381.8
Deferred Income Tax	(97.1)	314.5	(571.8)	378.9	(1,605.4)	1,409.7	45.2	(150.5)	(354.4)
Net Income Before Subsidiaries' Net Income	**265.5**	**560.1**	**(555.2)**	**1,023.0**	**1,861.9**	**(1,615.6)**	**3.3**	**249.7**	**270.4**
Subsidiaries' Net Income	(121.5)	2.2	(19.3)	(3.9)	60.2	60.8	6.0	127.1	(138.7)
Continous Operations' Net Income	**144.0**	**562.2**	**(574.5)**	**1,019.1**	**1,922.2**	**(1,554.7)**	**9.3**	**376.7**	**131.7**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	1,766.4	(1.1)	1,765.4	0.0
Minority Interest	(3.9)	(7.5)	(1.8)	(3.7)	(2.6)	(0.3)	(1.5)	(4.4)	(13.2)
Net Income	**140.1**	**554.7**	**(576.2)**	**1,015.4**	**1,919.5**	**211.4**	**6.7**	**2,137.7**	**118.5**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant September 2002 Ps.)

Assets	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Cash & Due From Banks	**6,406.2**	**3,666.9**	**4,815.5**	**3,880.9**	**4,874.2**	**5,530.0**	**7,637.9**
Financial Instruments	**10,965.4**	**10,952.9**	**10,309.4**	**12,465.1**	**11,747.9**	**5,358.7**	**6,511.7**
Negotiable	10,951.9	10,940.5	10,204.9	12,346.8	11,641.0	5,265.9	6,419.0
For Sale	2.0	2.1	1.9	1.9	1.9	1.9	1.9
Held to Maturity	11.5	10.3	102.6	116.3	105.0	91.0	90.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**277.1**	**1,098.7**	**4.0**	**134.3**	**197.7**	**26.0**	**0.6**
Repo Operations	3.1	4.9	4.0	12.2	10.2	26.0	0.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	274.0	1,093.8	0.0	122.2	187.5	0.0	0.0
LOANS	**26,068.7**	**29,224.1**	**27,755.2**	**30,534.0**	**33,062.6**	**37,222.4**	**35,610.5**
Commercial	24,900.9	28,163.3	26,752.1	28,914.3	31,567.9	33,392.0	32,653.0
Interbank	203.1	209.5	217.1	822.0	801.0	3,329.6	2,668.1
Consumer	0.0	0.0	0.8	1.4	1.5	2.6	4.4
Housing	897.0	781.8	714.8	725.0	643.7	498.1	285.0
Federal Govemment	67.8	69.4	70.4	71.2	48.5	0.1	0.1
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**243.0**	**519.2**	**428.3**	**308.0**	**299.0**	**907.3**	**802.7**
Total Gross Loans	**26,311.7**	**29,743.2**	**28,183.5**	**30,842.0**	**33,361.7**	**38,129.7**	**36,413.2**
Preventive Provision for Credit Risks	**(2,413.6)**	**(2,532.2)**	**(2,726.6)**	**(2,884.1)**	**(3,414.1)**	**(3,611.3)**	**(3,668.2)**
Total Net Loans	**23,898.1**	**27,211.0**	**25,457.0**	**27,957.9**	**29,947.6**	**34,518.3**	**32,745.0**
Receivables,Sundry Debtors & Adv. Payments	426.2	1,585.6	819.0	3,345.1	3,794.1	1,349.8	8,925.0
Fixed Assets (net)	281.5	294.5	332.4	366.5	355.3	350.7	363.0
Repossessed Property	40.1	32.4	24.2	23.9	23.6	23.3	23.0
Permanent Equity Investments	3,273.7	3,242.6	3,255.1	3,176.8	3,208.3	3,141.1	3,187.7
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	17.6	0.0
Other assets,deferred charges & intangible	234.0	301.4	311.3	225.6	216.1	202.6	218.3
TOTAL ASSETS	45,802.3	48,386.1	45,327.8	51,576.1	54,364.8	50,518.1	59,612.2

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Deposits	**12,174.4**	**15,811.7**	**16,420.1**	**21,065.0**	**22,471.5**	**19,621.8**	**23,566.8**
Demand Deposits	999.2	477.6	453.9	686.6	650.8	622.2	604.7
Time Deposits	9,240.9	13,415.6	14,067.0	18,497.2	19,962.5	17,172.7	21,155.4
Bank Bonds	1,934.2	1,918.5	1,899.2	1,881.1	1,858.1	1,826.9	1,806.7
Interbank Loans & Other	8,473.9	6,192.0	4,897.9	3,989.2	3,653.6	4,057.7	3,029.5
Repo Operations	7.0	5.8	4.2	12.9	0.0	4.3	3.1
Credit Related Operations	0.0	0.0	0.0	0.0	3,075.9	0.0	0.0
Derivatives	0.0	0.0	117.6	0.0	0.0	317.8	1,020.9
Other Accounts Payable	2,013.4	1,670.6	948.3	2,255.2	1,066.3	2,263.0	8,442.6
Income Tax & Employee Profit Sharing	419.9	397.7	639.8	620.0	281.4	567.1	513.3
Deferred Taxes	1,901.6	2,209.6	1,599.3	1,963.9	334.9	0.0	34.0
Deferred Credits	97.7	753.6	27.3	14.0	28.7	39.1	100.4
TOTAL LIABILITIES	**25,087.8**	**27,040.9**	**24,654.5**	**29,920.2**	**30,912.3**	**26,870.8**	**36,710.6**
SUSCRIBED CAPITAL	**12,407.3**	**12,454.8**	**12,399.2**	**12,454.2**	**12,416.2**	**12,426.7**	**12,419.1**
Paid-in Capital	12,407.3	12,454.8	12,399.2	12,454.2	12,416.2	12,426.7	12,419.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**8,307.2**	**8,890.3**	**8,274.1**	**9,201.7**	**11,036.3**	**11,220.6**	**10,482.4**
Capital Reserves	3,580.3	3,594.0	3,577.9	3,593.7	3,582.8	3,696.9	3,694.6
Retained Earnings	12,980.6	13,030.3	12,973.1	13,030.6	14,104.3	14,017.0	13,182.2
Income of Changes on Accounting Principles	2.3	(8.0)	(14.0)	(141.6)	(183.4)	(216.2)	(130.6)
Available for Sale	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0
Surplus (deficit) from equity restatement	(8,418.7)	(8,451.0)	(8,413.3)	(8,450.5)	(8,424.8)	(8,431.9)	(8,426.7)
Net income of the period	140.1	694.8	118.5	1,133.9	1,919.5	2,130.9	2,137.7
Minority Interest	22.6	30.1	31.8	35.6	38.0	23.8	25.2
Total Stockholders´ Equity	**20,714.5**	**21,345.1**	**20,673.3**	**21,655.9**	**23,452.5**	**23,647.3**	**22,901.5**
LIABILITIES & STOCKHOLDERS´ EQUITY	**45,802.3**	**48,386.1**	**45,327.8**	**51,576.1**	**54,364.8**	**50,518.1**	**59,612.2**

MEMORANDUM ACCOUNTS

(MM Constant September 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Guarantees Granted	192.3	147.8	123.4	97.9	73.6	63.7	45.6
Other Contingent Obligations	9,913.4	9,840.6	9,717.6	9,080.5	9,505.5	9,265.4	9,102.7
Irrevocable Lines of Credit Granted	578.7	585.8	1,181.2	1,324.3	117.3	881.0	1,363.9
Goods in Trust or Mandate	107,169.3	100,796.7	104,453.0	106,183.0	103,527.1	120,022.4	117,052.4
Investment Banking Operations on Behalf of Third	0.0	0.0	0.0	761.8	751.5	742.3	0.0
Goods in Custody or Under Administration	222,679.1	312,683.2	269,115.3	296,357.5	312,983.8	263,173.3	257,676.0
Loan Portfolio Clasification	30,507.3	26,910.4	30,149.3	32,319.3	34,652.5	39,107.8	37,943.8
Amounts Contracted in Derivative Instruments	51,336.9	86,899.6	14,475.9	14,329.4	22,356.5	42,517.1	55,655.3
	422,377.0	**537,864.1**	**429,215.7**	**460,453.8**	**483,967.8**	**475,773.1**	**478,839.8**
Receivables on Repurchase Agreements	13,740.7	14,625.8	13,970.0	19,451.7	17,291.6	30,968.6	22,690.1
Repurchase Agreement Creditors	13,747.7	14,620.9	13,974.2	19,439.6	17,284.3	30,942.6	22,689.5
Net	(7.0)	4.9	(4.2)	12.2	7.3	26.0	0.6
Repurchase Agreement Debtors	9,493.4	11,326.6	12,707.3	18,136.3	3,030.4	18,040.6	9,802.1
Payables on Repurchase Agreements	9,490.3	11,332.4	12,703.3	18,149.2	3,027.5	18,044.9	9,805.1
Net	3.1	(5.8)	4.0	(12.9)	2.9	(4.3)	(3.1)

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT SEPTEMBER 2002
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st. 2001	**12,419.1**	**0.0**	**3,583.6**	**12,993.9**	**(8,426.7)**	**(141.2)**	**1,130.7**	**35.5**	**21,595.0**
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2001 results				1,130.7			(1,130.7)	(35.5)	(35.5)
Reserves creation			111.0	(111.0)					0.0
Dividens Payment				(831.4)					(831.4)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							2,137.7		2,137.7
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						10.6			10.6
Minority Interest								25.2	25.2
BALANCE AT SEPTEMBER 30, 2002	**12,419.1**	**-**	**3,694.6**	**13,182.2**	**(8,426.7)**	**(130.6)**	**2,137.7**	**25.2**	**22,901.5**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2002

(MM PS)

	Sep-02
OPERATING ACTIVITIES	
Net Income	2,137.7
Subsidiaries' Income	(106.1)
Depreciation & Amortization	75.5
Loan Loss Reserves	787.6
Market Related Result	(21.1)
Deferred taxes	160.1
	3,033.7
Cash increase (decrease) from funding	2,561.1
Cash increase (decrease) from Loan Portfolio	(5,653.4)
Decrease or Increase in treasury transactions	6,006.6
Cash increase (decrease) from Derivative Financial Instruments	(937.2)
Banking Loans & Other Financial Institutions	(948.4)
Sundry creditors	5,742.9
Deferred charges	6.7
Reposssed assets	0.8
Deferred credits	86.4
Accounts Payable-Recivable	(5,589.3)
	1,276.2
Cash flow from operating activities	**4,309.9**
Financing Activities	
Dividends Payment	(831.4)
Increase (decrease) of Stocholders' Equity	0.0
Cash Flow From Financing Activities	**(831.4)**
Investments Activities	
Buy(sell) of fixed permanent stocks	347.3
Buy(sell) of fixed assets	(57.8)
Cash Flow From Investment Activities	**289.4**
Net Increase in Cash	**3,767.9**
Cash at beginning of the period	**3,870.0**
Cash at end of period	**7,637.9**

OPERADORA INBURSA

Income Statement

(MM September 2002 Constant Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	Acumulated SEP '02	Acumulated SEP '01
Earnings from Investment Sales	3.6	6.1	1.5	0.6	0.1	0.1	(18.0)	(17.8)	11.2
Asset Management Income	44.6	46.9	46.9	44.6	48.7	40.5	36.9	126.2	138.4
Earnings form Interest	0.0	9.1	(9.1)	0.1	0.0	(0.0)	0.0	0.0	0.0
Unrealized Gain on Portfolio Valuation	1.1	(1.2)	0.1	(31.2)	3.5	2.2	22.2	27.9	(0.0)
Total Earnings	**49.3**	**60.9**	**39.3**	**14.0**	**52.4**	**42.8**	**41.2**	**136.3**	**149.6**
General Expenses	0.9	1.5	1.4	6.2	14.1	13.8	13.1	41.1	3.9
Total expenses	**0.9**	**1.5**	**1.4**	**6.2**	**14.1**	**13.8**	**13.1**	**41.1**	**3.9**
Earnings Before Taxes	**48.4**	**59.4**	**37.9**	**7.8**	**38.2**	**29.0**	**28.0**	**95.2**	**145.7**
Incurred Income Tax & Profit Sharing	18.7	21.4	(0.8)	12.1	(21.5)	3.0	9.5	(9.0)	39.3
Net Income Before Deferred Accounts	**29.7**	**38.0**	**38.6**	**(4.3)**	**59.7**	**26.0**	**18.5**	**104.2**	**106.4**
Earnings from subsidiaries	(0.9)	13.3	(21.9)	17.8	11.1	(23.2)	(6.1)	(18.2)	(9.5)
Unadjusted for monetary position result	**28.8**	**51.3**	**16.7**	**13.5**	**70.8**	**2.8**	**12.4**	**86.0**	**96.9**
Monetary position	**(2.7)**	**(3.2)**	**(2.4)**	**(4.1)**	**(3.2)**	**(4.8)**	**(4.4)**	**(12.4)**	**(8.2)**
Net income result actualization	0.1	0.5	0.8	1.4	0.1	0.9	0.9	1.9	1.4
Net income	26.2	48.7	15.2	10.8	67.7	(1.1)	8.9	75.5	90.1

OPERADORA INBURSA

BALANCE SHEET (MM September 2002 Constant Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	119.9	150.0	35.1	522.7	530.4	530.8	139.9
Sundry Debtors	15.4	16.4	15.0	16.0	17.2	13.1	12.3
Permanent investments	152.4	164.3	287.4	244.9	252.8	226.6	217.5
Receivable Taxes	0.0	0.0	0.0	0.0	0.0	25.8	59.7
TOTAL ASSETS	**287.7**	**330.7**	**337.6**	**783.7**	**800.4**	**796.2**	**429.3**
LIABILITIES & STOCKHOLDERS' EQUITY							
Sundry Creditors	0.1	0.0	0.0	435.6	422.1	405.5	0.0
Payable Taxes	23.2	12.8	14.2	13.1	11.0	24.2	36.5
Deferred Income Tax	39.0	43.0	34.2	34.2	-0.3	-0.1	17.4
TOTAL LIABILITIES	**62.3**	**55.8**	**48.4**	**482.9**	**432.8**	**429.5**	**53.9**
STOCKHOLDERS' EQUITY							
Stockholders' Equity	19.3	19.3	19.2	19.3	19.3	19.3	19.3
Legal Reserve	3.6	3.6	3.6	3.6	3.6	3.6	3.6
Retained Earnings	219.9	220.7	219.8	220.7	320.6	320.9	320.7
Surplus (deficit) from equity restatement	(43.5)	(43.7)	(43.5)	(43.7)	(43.5)	(43.6)	(43.5)
Net income	26.2	74.9	90.1	100.9	67.7	66.5	75.5
TOTAL STOCKHOLDERS´ EQUITY	**225.4**	**274.9**	**289.2**	**300.8**	**367.6**	**366.7**	**375.5**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**287.7**	**330.7**	**337.6**	**783.7**	**800.4**	**796.2**	**429.3**

INVERSORA BURSATIL

Income Statement

(MM Constant September 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	Acumulated SEP '02	Acumulated SEP '01
Commisions & Tariffs	55.9	105.3	66.8	70.5	75.3	133.4	57.9	266.6	227.9
Earnings From Services	**55.9**	**105.3**	**66.8**	**70.5**	**75.3**	**133.4**	**57.9**	**266.6**	**227.9**
Income from sale of securities	33.4	37.1	22.8	22.6	66.7	14.0	17.9	98.6	93.3
Interest Income	3.3	(4.6)	6.1	4.9	(4.6)	(0.8)	2.3	(3.1)	4.8
Interest Expense	(0.3)	(0.0)	(0.1)	(0.2)	(45.1)	4.5	1.6	(39.0)	(0.4)
Unrealized gain on Portfolio Valuation	(4.2)	(1.1)	(3.0)	23.9	21.6	(22.4)	4.1	3.4	(8.3)
Monetary Position	(6.3)	(5.7)	(4.3)	(8.6)	(6.4)	(8.6)	(8.4)	(23.4)	(16.3)
Financial Margin	**26.0**	**25.7**	**21.5**	**42.6**	**32.2**	**(13.3)**	**17.6**	**36.5**	**73.2**
Operating Income	**81.9**	**130.9**	**88.3**	**113.1**	**107.5**	**120.1**	**75.5**	**303.0**	**301.1**
General Expenses	36.1	40.0	36.1	63.7	34.0	53.2	43.4	130.6	112.3
Operating Margin	**45.8**	**90.9**	**52.1**	**49.4**	**73.4**	**66.9**	**32.1**	**172.4**	**188.9**
Other Expenses (Income)	(2.3)	0.6	(0.3)	(3.0)	0.0	(0.2)	(0.2)	(0.4)	(1.9)
Net Income Before Income Tax & Profit Sharing	**48.1**	**90.2**	**52.4**	**52.4**	**73.4**	**67.1**	**32.3**	**172.8**	**190.8**
Incurred Income Tax & Profit Sharing	18.7	51.3	8.9	13.2	24.0	45.2	11.8	81.0	78.9
Deffered Income Tax	(6.1)	(0.8)	(2.1)	10.6	10.4	(10.1)	1.2	1.4	(9.0)
	0.0	0.0	0.0						
Net Income Before Subsidiaries' Net Income	**35.6**	**39.8**	**45.6**	**28.7**	**39.0**	**32.0**	**19.3**	**90.4**	**120.9**
Subsidiaries' Net Income	3.2	0.5	1.2	(0.7)	0.8	0.8	1.2	2.7	4.9
Net Income	38.8	40.3	46.8	28.0	39.9	32.8	20.5	93.1	125.8

INVERSORA BURSATIL

BALANCE SHEET (MM Constant September 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Cash & Banks	**0.1**	**0.1**	**0.1**	**0.1**	**0.1**	**0.1**	**0.1**
FINANCIAL INSTRUMENTS	**691.9**	**678.1**	**670.3**	**701.8**	**714.2**	**767.8**	**774.1**
Negotiable	691.9	678.1	670.3	701.8	714.2	767.8	774.1
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**19.2**	**16.0**	**68.0**	**91.8**	**30.4**	**65.3**	**66.5**
Repo Operations	19.2	16.0	68.0	91.8	30.4	65.3	66.5
Other accounts receivable	7.8	7.5	5.5	5.9	6.7	4.4	4.4
Fixed assets,net	25.8	21.1	20.3	33.5	33.2	32.4	34.6
Permanent equity investments	38.2	36.5	37.7	38.6	39.3	38.2	38.2
Other Assets	17.6	17.7	94.8	38.7	59.9	82.7	96.9
TOTAL ASSETS	**800.5**	**777.0**	**896.6**	**910.4**	**883.7**	**991.0**	**1,014.8**
LIABILITIES & STOCKHOLDERS' EQUITY							
LIABILITIES							
Securities & Derivatives	**19.6**	**16.0**	**67.9**	**91.7**	**30.3**	**65.2**	**66.3**
Repo Operations	19.6	16.0	67.9	91.7	30.3	65.2	66.3
Other Account Payable	**222.6**	**161.4**	**186.4**	**135.8**	**122.5**	**175.7**	**178.5**
Income Tax & Employee profit sharing provision	214.5	150.3	148.0	97.9	90.2	130.8	134.1
Sundry creditors & other accounts payable	8.2	11.1	38.3	37.9	32.3	44.9	44.4
Deferred taxes	7.3	6.4	4.3	14.8	25.0	9.4	10.5
Total Liabilities	**249.5**	**183.8**	**258.6**	**242.4**	**177.8**	**250.4**	**255.3**
STOCKHOLDERS' EQUITY							
Suscribed capital	**374.7**	**415.6**	**413.7**	**415.5**	**414.2**	**470.5**	**470.1**
Paid-in capital	374.7	415.6	413.7	415.5	414.2	470.5	470.1
Earned Capital	**176.3**	**177.5**	**224.3**	**252.6**	**291.7**	**270.2**	**289.4**
Capital reserves	47.0	47.2	47.0	47.2	47.0	49.1	49.1
Retained earnings	274.5	236.0	234.9	235.9	388.6	330.8	330.5
Valuation effect in assoc. & affiliated companies	27.7	27.7	28.1	28.0	28.0	29.5	28.4
Surplus (deficit) of equity restatement	(211.7)	(212.5)	(211.5)	(212.4)	(211.7)	(211.9)	(211.7)
Net icome	38.8	79.1	125.8	153.9	39.9	72.6	93.1
Stockholders' Equity	**551.0**	**593.1**	**638.0**	**668.1**	**705.9**	**740.6**	**759.5**
Total Liabilities & Stockholders' Equity	**800.5**	**777.0**	**896.6**	**910.5**	**883.7**	**991.0**	**1,014.8**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant September 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	Acumulated SEP '02	Acumulated SEP '01
Premiums written	2,285.5	2,307.4	2,593.4	2,744.5	2,770.6	3,889.5	4,506.6	11,166.7	7,186.4
Premiums ceded	85.3	107.6	111.9	229.0	65.4	243.6	283.5	592.5	304.8
Retained Premiums	**2,200.2**	**2,199.8**	**2,481.5**	**2,515.5**	**2,705.2**	**3,645.9**	**4,223.0**	**10,574.2**	**6,881.6**
Increased in rèserve for unearned premiums	**849.2**	**830.1**	**857.0**	**1,080.2**	**1,123.2**	**1,478.7**	**1,674.8**	**4,276.7**	**2,536.2**
Retained earned premiums	**1,351.0**	**1,369.8**	**1,624.6**	**1,435.3**	**1,582.1**	**2,167.1**	**2,548.2**	**6,297.4**	**4,345.3**
Net Acquisition Cost	**379.7**	**369.6**	**474.8**	**553.9**	**340.6**	**360.0**	**285.7**	**986.2**	**1,224.1**
Commisions to agents	139.5	135.6	149.1	169.6	130.5	167.6	149.4	447.5	424.2
Additional compensation to agents	48.6	41.8	50.9	67.2	44.9	53.4	42.2	140.5	141.3
Commisions for re-insurance taken	0.2	0.1	1.8	0.2	0.2	(0.0)	2.3	2.5	2.1
Commisions for re-insurance given	(26.7)	(29.5)	(27.3)	(53.5)	(16.4)	(55.6)	(48.9)	(121.0)	(83.5)
Coverage on losses excess	55.2	61.0	132.5	197.6	20.1	30.0	35.9	86.0	248.7
Others	162.8	160.6	167.9	172.8	161.3	164.6	104.8	430.6	491.3
Net cost of claims and contractual obligations	**964.5**	**1,030.5**	**1,116.3**	**1,142.2**	**1,173.2**	**1,765.0**	**2,385.2**	**5,323.4**	**3,111.3**
Claims and other contractual obligations	965.1	1,036.7	1,117.9	1,154.5	1,206.5	1,769.7	2,416.6	5,392.8	3,119.7
Claims recovered from re-insurance	0.6	6.2	1.6	12.3	33.4	4.7	31.4	69.4	8.4
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**6.8**	**(30.3)**	**33.5**	**(260.8)**	**68.3**	**42.1**	**(122.7)**	**(12.3)**	**10.0**
Net Increase in other technical reserve	**139.5**	**119.9**	**106.7**	**133.8**	**106.5**	**124.3**	**45.7**	**276.5**	**366.2**
Catastrophic risks reserves	105.2	84.1	73.2	77.3	95.7	109.8	(34.4)	171.2	262.5
Preventions reserves	29.4	30.7	28.4	24.5	5.9	(15.5)	(4.6)	(14.2)	88.6
Contingency claim reserves	0.1	(0.0)	(0.0)	0.0	0.0	23.8	1.9	25.7	0.0
Other reserves	4.9	5.0	5.1	32.1	4.8	6.2	82.7	93.8	15.0
Gross profit	**(132.7)**	**(150.2)**	**(73.3)**	**(394.6)**	**(38.1)**	**(82.2)**	**(168.4)**	**(288.7)**	**(356.2)**
Net operating expenses	**140.7**	**140.2**	**136.6**	**186.5**	**157.3**	**149.9**	**146.6**	**453.8**	**417.5**
Administrative and operating expenses	4.5	10.8	2.8	26.1	5.2	14.7	6.4	26.3	18.0
Personnel expenses	117.3	109.3	112.4	138.8	133.0	115.1	120.1	368.2	339.0
Depreciation and amortization	19.0	20.2	21.4	21.6	19.0	20.2	20.0	59.2	60.6
Operating Profits	**(273.5)**	**(290.4)**	**(209.9)**	**(581.1)**	**(195.4)**	**(232.2)**	**(314.9)**	**(742.5)**	**(773.8)**
Net Financial Income	**415.0**	**461.9**	**60.1**	**511.1**	**374.3**	**139.3**	**290.7**	**804.3**	**936.9**
On investments	275.8	306.2	271.0	290.4	287.2	332.1	365.0	984.3	852.9
Investments sales	51.7	(37.6)	(19.6)	(33.8)	4.3	2.0	26.1	32.5	(5.4)
Investments revaluation	157.7	302.2	(31.7)	374.4	286.4	(3.2)	143.5	426.7	428.2
Charges on premiums	18.2	18.2	22.6	19.7	19.1	17.4	17.0	53.5	58.9
Others	1.2	4.5	11.3	5.8	1.1	2.9	(2.4)	1.5	17.0
Forex	0.3	4.8	(13.1)	7.1	1.6	12.1	(3.5)	10.2	(8.0)
REPOMO	(89.9)	(136.3)	(180.5)	(152.6)	(225.5)	(223.9)	(255.0)	(704.4)	(406.7)
Income before income taxes & employee profit sharing	**141.5**	**171.5**	**(149.8)**	**(70.0)**	**178.9**	**(92.9)**	**(24.2)**	**61.8**	**163.2**
Provision for income tax	27.3	6.7	(21.4)	(24.8)	37.5	(20.9)	9.9	26.5	12.6
Provision for employee profit sharing	8.9	2.2	(5.9)	(6.5)	11.2	(0.2)	2.5	13.5	5.2
Subsidiaries results	(2.8)	(8.2)	10.1	8.8	13.8	10.6	(33.9)	(9.5)	(0.8)
Net Income	**102.6**	**154.4**	**(112.4)**	**(29.8)**	**144.0**	**(61.2)**	**(70.5)**	**12.3**	**144.6**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant September 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Investments	**15,971.6**	**16,969.7**	**17,947.2**	**18,955.1**	**20,292.1**	**22,070.8**	**24,299.8**
Securities	**14,757.1**	**15,390.5**	**16,377.0**	**17,770.5**	**19,132.2**	**20,845.8**	**23,063.8**
Government	7,218.2	8,728.4	9,832.4	11,022.3	11,458.8	12,436.1	13,985.0
Private companies	6,106.8	5,118.7	5,130.3	4,985.0	5,728.8	6,342.5	7,124.8
Debt Instruments	4,211.0	3,289.9	3,217.1	3,531.6	4,313.0	4,661.6	5,422.0
Equities	1,895.8	1,828.8	1,913.1	1,453.5	1,415.9	1,680.9	1,702.8
Net unrealized gain on valuation	1,313.8	1,345.0	1,288.5	1,522.4	1,793.7	1,776.4	1,782.9
Interest debtors	118.4	198.5	125.8	240.8	150.8	290.7	171.1
Loans	**357.7**	**724.2**	**716.9**	**343.0**	**320.0**	**386.8**	**397.4**
On policies	139.5	132.9	130.3	128.7	126.3	121.2	118.7
Secured	212.2	584.0	579.5	209.8	188.4	257.9	257.5
Unsecured	2.8	2.7	2.8	2.7	4.7	6.6	19.5
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	3.2	4.6	4.4	1.8	0.7	1.2	1.6
Allowance for write-offs	(0.1)	0.1	0.1	0.0	(0.0)	(0.0)	(0.0)
Real estate	**856.7**	**855.0**	**853.3**	**841.6**	**839.9**	**838.2**	**838.7**
Real estate	62.1	61.5	60.7	60.1	59.3	58.6	60.0
Net unrealized gain on valuation	829.4	830.0	830.8	815.8	816.6	817.3	818.1
Depreciation	(34.8)	(36.5)	(38.2)	(34.3)	(36.0)	(37.7)	(39.3)
Investments for labor obligations	433.1	454.6	430.2	440.5	456.4	429.5	426.0
Current assets	**(23.7)**	**(29.2)**	**(45.0)**	**3.2**	**(32.9)**	**15.8**	**0.5**
Cash and banks	(23.7)	(29.2)	(45.0)	3.2	(32.9)	15.8	0.5
Debtors	**1,520.9**	**1,618.3**	**1,546.8**	**2,032.3**	**1,656.7**	**1,758.2**	**1,726.4**
Premium debtors	1,409.4	1,502.7	1,413.1	1,917.7	1,516.4	1,643.2	1,612.6
Agents and adjusters	2.0	2.5	2.9	2.5	0.4	2.6	3.0
Notes receivable	31.1	32.6	46.2	39.4	38.2	39.3	40.2
Employee loans	52.0	50.6	47.9	41.4	49.6	47.5	46.1
Other	39.7	43.0	49.6	45.4	66.0	39.1	37.8
Allowance for write-offs	(13.3)	(13.1)	(13.0)	(13.9)	(13.7)	(13.6)	(13.4)
Reinsurers and rebonders	**330.6**	**312.2**	**376.6**	**394.1**	**761.9**	**537.1**	**789.7**
Insurance and bonding companies	80.4	74.1	98.9	67.7	89.8	68.3	118.7
Retained deposits	0.4	0.4	0.5	0.5	0.4	0.5	0.5
Reinsurens share of unsettled claims	214.5	214.7	250.5	305.4	652.2	452.7	648.9
Reinsurens share of unearned premiums	35.2	22.9	26.7	20.6	19.5	15.7	21.6
Other assets	**539.4**	**488.8**	**511.6**	**530.5**	**544.5**	**486.6**	**486.0**
Furniture and equipment (net)	73.4	93.9	92.7	93.0	89.0	88.5	83.7
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	465.7	394.5	418.5	437.1	455.2	397.8	402.0
Total assets	**18,771.9**	**19,814.5**	**20,767.5**	**22,355.9**	**23,678.8**	**25,298.1**	**27,728.5**

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Technical reserves	**14,397.6**	**15,376.7**	**16,465.8**	**17,843.5**	**19,354.5**	**20,921.4**	**23,002.9**
Unearned premiums	**10,089.8**	**10,884.6**	**11,748.7**	**12,796.6**	**13,895.1**	**15,403.0**	**17,081.8**
Life	8,582.4	9,440.1	10,231.5	11,087.4	12,212.5	13,824.1	15,493.8
Accident and health	1,500.8	1,437.8	1,510.4	1,702.3	1,675.4	1,571.8	1,580.8
Current bonds	6.7	6.7	6.7	6.9	7.1	7.1	7.3
Contractual obligations	**1,984.9**	**2,071.3**	**2,166.1**	**2,378.8**	**2,692.5**	**2,580.9**	**2,989.1**
Losses and maturities	690.2	697.0	724.6	847.7	1,013.6	1,057.7	1,234.5
Reserve for incurred but not reported losses	649.8	700.8	753.4	817.5	977.2	897.3	1,140.7
Policy dividends	145.1	154.6	177.7	191.8	183.6	105.3	100.1
Managed insurance funds	477.6	490.4	493.8	497.0	497.9	497.2	495.7
Deposits premiums	22.2	28.6	16.7	24.9	20.3	23.4	18.1
Prevision	**2,322.9**	**2,420.8**	**2,551.1**	**2,668.0**	**2,766.9**	**2,937.5**	**2,932.0**
Prevision	483.4	512.5	542.6	567.4	572.8	377.3	373.8
Catastrophic	1,799.1	1,862.9	1,957.9	2,018.0	2,106.6	2,259.4	2,236.7
Contingency	2.2	2.2	2.1	2.2	2.2	209.3	211.2
Specials	38.3	43.3	48.4	80.5	85.3	91.5	110.3
Provision for labor obligations at retirement	**429.6**	**448.8**	**420.3**	**438.4**	**450.9**	**426.6**	**418.1**
Creditors	**200.5**	**192.3**	**217.9**	**246.0**	**194.2**	**205.4**	**528.6**
Agents and adjusters	156.6	144.8	167.2	201.4	159.2	167.7	184.0
Managed loss funds	3.4	2.6	1.4	1.2	1.0	1.0	3.3
Sundry	40.5	44.9	49.2	43.4	33.9	36.8	341.2
Reinsurers and rebonders	**170.1**	**179.1**	**191.8**	**349.4**	**81.4**	**217.0**	**215.2**
Insurance and bonding companies	153.5	168.5	184.5	348.7	80.8	216.3	214.5
Retained deposits	16.6	10.7	7.3	0.7	0.6	0.7	0.6
Other liabilities	**606.4**	**496.0**	**463.0**	**491.4**	**470.3**	**459.5**	**566.2**
Provision for employee profit sharing	159.9	101.5	108.9	19.0	19.2	24.8	79.8
Other liabilities	248.3	260.2	263.8	324.6	267.9	284.9	379.4
Deferred credits	198.3	134.3	90.3	147.9	183.2	149.8	107.0
Total liabilities	15,804.2	16,692.9	17,758.8	19,368.7	20,551.2	22,229.9	24,730.9
Stockholders' equity							
Paid in capital	**1,780.5**	**1,780.5**	**1,780.5**	**2,027.5**	**2,027.5**	**2,027.5**	**2,027.5**
Capital stock	1,828.8	1,828.8	1,828.8	2,027.5	2,027.5	2,027.5	2,027.5
(-)Unsubscribed capital	48.3	48.3	48.3	0.0	0.0	0.0	0.0
Reserves	**1,818.9**	**1,419.8**	**1,418.5**	**1,636.7**	**1,636.7**	**1,930.0**	**1,833.2**
legal	82.8	82.8	82.8	82.8	82.8	94.2	94.2
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,736.1	1,337.0	1,335.7	1,553.9	1,553.9	1,835.7	1,738.9
Unrealized gain on valuation of real estate	1.9	1.9	1.9	1.5	1.5	3.7	3.9
Subsidiaries	3.7	3.7	3.7	3.7	3.7	11.7	11.7
Retained earnings	2,784.1	3,183.2	3,184.5	2,719.3	2,834.1	2,532.8	2,629.6
Net income	102.6	257.0	144.6	114.8	144.0	82.7	12.3
Excess (insufficient) on Stockholders' actualization	(3,524.0)	(3,524.5)	(3,524.9)	(3,516.4)	(3,519.9)	(3,520.3)	(3,520.6)
Total stockholders' equity	**2,967.6**	**3,121.6**	**3,008.7**	**2,987.2**	**3,127.6**	**3,068.2**	**2,997.5**
Total liabilities and stockholders' equity	18,771.8	19,814.5	20,767.5	22,355.9	23,678.8	25,298.1	27,728.5

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000´s constant September 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	Acumulated SEP '02	SEP '01
Premiums accepted	66,626.0	58,426.5	65,732.5	82,111.8	47,198.1	70,024.7	75,675.4	192,898.2	190,785.0
Premiums ceded	17,753.8	16,465.7	10,400.2	10,024.1	8,165.9	16,406.7	17,573.7	42,146.3	44,619.6
RETAINED PREMIUMS	**48,872.2**	**41,960.8**	**55,332.3**	**72,087.7**	**39,032.2**	**53,618.0**	**58,101.8**	**150,751.9**	**146,165.3**
Application of reserve for outstanding bonds	5,835.9	(5,647.1)	4,420.1	18,866.6	(28,051.5)	3,033.8	10,984.8	(14,032.9)	4,608.9
NET PREMIUM REVENUES	**43,036.3**	**47,608.0**	**50,912.2**	**53,221.0**	**67,083.7**	**50,584.2**	**47,116.9**	**164,784.7**	**141,556.4**
Net Acquisition Cost	**(3,482.5)**	**(3,192.7)**	**(3,409.5)**	**(9,966.7)**	**(1,781.2)**	**(6,315.3)**	**(5,546.8)**	**(13,643.2)**	**(10,084.7)**
Comisions to agents	748.4	1,292.7	566.3	558.8	507.2	974.8	1,274.0	2,756.0	2,607.4
Comisions for rebonding taken	30.4	19.7	1.6	87.9	44.4	0.4	28.7	73.5	51.6
Comisions for rebonding given	(6,353.3)	(6,693.0)	(4,573.6)	(4,300.5)	(3,248.5)	(8,094.8)	(7,644.2)	(18,987.5)	(17,619.9)
Others	2,092.0	2,187.9	596.3	(6,312.9)	915.7	804.3	794.7	2,514.8	4,876.2
Claims	34,041.9	40,252.8	37,173.6	36,333.0	63,684.1	33,885.3	27,842.4	125,411.8	111,468.3
Technical Income	**12,476.9**	**10,547.9**	**17,148.1**	**26,854.7**	**5,180.8**	**23,014.2**	**24,821.3**	**53,016.2**	**40,172.8**
Net increase in other technical reserves	4,231.2	3,444.9	4,671.2	7,053.5	2,640.0	4,062.5	4,757.7	11,460.2	12,347.3
GROSS INCOME	**8,245.6**	**7,102.9**	**12,476.9**	**19,801.2**	**2,540.8**	**18,951.7**	**20,063.6**	**41,556.0**	**27,825.5**
Net Operating Expenses	**(4,550.7)**	**(3,905.3)**	**(5,825.1)**	**(10,245.9)**	**114.8**	**(8,851.6)**	**(8,313.5)**	**(17,050.2)**	**(14,281.2)**
Administrative & operating expenses	(4,657.7)	(4,135.6)	(5,932.4)	(10,350.4)	(5.9)	(9,010.1)	(8,516.1)	(17,532.0)	(14,725.7)
Personnel expenses	0.0	124.7	1.5	1.9	0.0	0.0	46.9	46.9	126.1
Depreciation	106.9	105.6	105.9	102.7	120.7	158.5	155.7	434.9	318.5
OPERATING INCOME	**12,796.4**	**11,008.3**	**18,302.0**	**30,047.0**	**2,426.0**	**27,803.2**	**28,377.1**	**58,606.3**	**42,106.7**
Financial Income	**8,056.3**	**7,364.0**	**754.3**	**8,213.2**	**3,524.2**	**(26,305.2)**	**3,525.3**	**(19,255.6)**	**16,174.6**
On investments	10,930.2	12,613.1	7,969.7	7,250.3	5,704.6	8,364.8	7,216.5	21,285.9	31,512.9
Investments sales	0.0	254.0	(0.0)	0.0	0.0	(30,090.8)	0.1	(30,090.7)	254.0
Investments revaluation	1,340.3	(2,079.6)	(1,568.4)	4,268.4	5,141.3	(6,976.2)	3,321.0	1,486.1	(2,307.8)
Others	(42.1)	(528.9)	(876.8)	(12.7)	(326.6)	29.0	11.1	(286.5)	(1,447.7)
Repos	(408.2)	519.6	(13.0)	425.1	(1,308.7)	7,438.1	(1,596.4)	4,533.0	98.4
REPOMO	(3,764.0)	(3,414.1)	(4,757.2)	(3,717.9)	(5,686.4)	(5,070.2)	(5,426.8)	(16,183.5)	(11,935.3)
INCOME BEFORE TAXES	**20,852.7**	**18,372.3**	**19,056.3**	**38,260.3**	**5,950.2**	**1,498.1**	**31,902.4**	**39,350.7**	**58,281.3**
Income taxes	6,130.5	7,670.6	9,922.5	15,354.5	7,998.2	(5,973.7)	10,701.8	12,726.4	23,723.5
NET INCOME	14,722.2	10,701.7	9,133.8	22,905.8	(2,048.0)	7,471.8	21,200.6	26,624.3	34,557.7

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000's Constant September 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Investments	**483,129.9**	**481,327.0**	**505,612.5**	**541,046.2**	**534,248.7**	**528,865.1**	**562,191.2**
Securities	**433,856.8**	**432,965.6**	**451,889.5**	**483,273.7**	**449,199.6**	**438,734.8**	**472,571.1**
Government	277,942.7	268,798.9	291,793.5	236,406.0	203,794.6	220,634.3	218,366.5
Private companies	143,201.4	152,378.8	149,930.8	228,480.0	224,117.2	202,236.3	234,199.3
Debt Instruments	15,628.7	13,210.6	12,501.3	92,370.7	89,852.8	69,618.2	103,249.3
Equities	127,572.7	139,168.2	137,429.5	136,109.3	134,264.3	132,618.1	130,950.0
Net unrealized gain on valuation	12,470.1	11,698.3	9,991.4	14,163.1	16,806.0	15,836.0	18,764.9
Interest debtors	242.6	89.6	173.8	4,224.6	4,481.8	28.3	1,240.4
Loans	**24,076.5**	**23,230.5**	**28,657.9**	**32,773.1**	**53,381.8**	**58,588.2**	**57,980.2**
Secured	22,601.4	23,230.5	23,321.7	23,161.8	23,378.5	23,999.4	23,636.9
Unsecured	1,468.0	0.0	5,289.2	9,537.2	29,896.6	34,398.4	34,019.6
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	7.0	0.0	47.0	74.0	106.8	190.4	323.8
Real estate	**25,196.7**	**25,130.9**	**25,065.1**	**24,999.4**	**31,667.3**	**31,542.1**	**31,639.9**
Real estate	694.6	687.9	679.4	672.8	7,417.2	7,326.3	7,234.1
Net unrealized gain on valuation	25,694.7	25,701.4	25,710.0	25,716.6	25,725.7	25,816.6	26,107.0
Depreciation	(1,192.7)	(1,258.5)	(1,324.2)	(1,390.0)	(1,475.6)	(1,600.8)	(1,701.2)
Investments for labor obligations	**2,065.1**	**1,400.8**	**1,390.7**	**1,334.4**	**1,342.3**	**1,320.9**	**1,311.3**
Current assets	**991.1**	**2,142.0**	**1,150.1**	**2,660.4**	**1,923.0**	**676.1**	**1,767.7**
Cash and banks	991.1	2,142.0	1,150.1	2,660.4	1,923.0	676.1	1,767.7
Debtors	**36,236.7**	**39,044.5**	**33,086.5**	**48,544.1**	**26,751.7**	**36,519.4**	**37,528.8**
Premium debtors	33,557.2	36,990.0	32,018.4	47,166.1	25,491.1	35,524.7	36,230.7
Agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	443.8	439.6	(14.9)	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,235.6	1,614.9	1,083.0	1,378.0	1,260.6	994.7	1,298.1
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**19,872.8**	**18,884.1**	**17,716.4**	**20,987.2**	**18,078.8**	**15,779.3**	**13,189.7**
Bonding companies	3,942.5	2,875.4	1,898.3	5,888.2	3,752.5	2,310.3	2,799.8
Retained deposits	719.5	683.1	704.8	674.8	655.4	709.7	102.1
Others	959.5	1,675.2	1,654.2	1,709.4	1,707.8	1,686.9	1,665.6
Participation in rebonding	14,251.4	13,650.4	13,459.1	12,714.8	11,963.2	11,072.4	8,622.2
Other assets	**39,150.7**	**16,830.0**	**21,512.9**	**25,633.2**	**31,370.2**	**14,954.5**	**24,581.5**
Furniture and equipment (net)	420.5	384.1	349.3	315.4	284.7	255.6	228.5
Foreclosed and repossessed assets	1,681.2	1,665.0	1,644.2	1,628.4	1,606.4	1,586.7	1,566.7
Sundry	37,049.0	14,780.9	19,519.4	23,689.4	29,479.1	13,112.1	22,786.3
Total assets	581,446.3	559,628.4	580,469.1	640,205.6	613,714.8	598,115.3	640,570.3

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Technical reserves	**232,375.1**	**227,506.7**	**235,124.5**	**259,166.8**	**231,528.8**	**237,243.9**	**249,583.7**
Current bonds	112,193.6	103,890.9	106,826.2	123,823.6	93,549.9	95,178.6	102,753.9
Contingency bonds	120,181.5	123,615.8	128,298.3	135,343.2	137,978.9	142,065.3	146,829.8
Provision for labor obligations at retirement	**993.9**	**439.8**	**429.1**	**444.4**	**448.3**	**423.9**	**415.2**
Creditors	**3,320.7**	**4,853.5**	**5,260.2**	**4,953.2**	**3,737.3**	**5,998.6**	**4,370.0**
Agents and adjusters	18.0	31.2	188.3	107.0	139.8	58.8	62.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	3,302.7	4,822.4	5,071.9	4,846.2	3,597.5	5,939.8	4,307.9
Rebonders	**27,090.0**	**26,554.3**	**20,223.0**	**15,592.8**	**16,591.8**	**20,927.2**	**19,437.2**
Bonding companies	16,247.8	16,822.8	10,850.6	7,595.0	9,125.7	13,282.4	11,797.4
Other participation	10,842.2	9,731.4	9,372.4	7,997.8	7,466.1	7,644.8	7,639.7
Other liabilities	**60,958.3**	**29,890.7**	**39,444.2**	**56,796.3**	**59,718.1**	**24,137.9**	**35,959.0**
Provision for employee profit sharing & incured income Tax	51,562.8	20,956.7	31,092.2	43,416.0	52,250.8	16,648.4	24,859.4
Other liabilities	9,166.8	7,862.3	8,327.5	11,006.2	7,104.8	8,478.2	10,181.6
Deferred credits	228.7	1,071.8	24.5	2,374.0	362.5	(988.7)	918.0
Total liabilities	324,738.1	289,245.1	300,480.9	336,953.5	312,024.4	288,731.6	309,765.1
Stockholders' equity							
Paid in capital	**95,518.7**	**98,707.0**	**98,706.9**	**98,707.0**	**98,707.0**	**103,213.6**	**103,213.8**
Capital stock	130,561.5	133,749.8	133,749.7	133,749.8	133,749.8	138,256.4	138,256.6
(-)Unsubscribed capital	(35,042.8)	(35,042.8)	(35,042.8)	(35,042.8)	(35,042.8)	(35,042.8)	(35,042.8)
Reserves	**48,723.9**	**48,723.9**	**48,723.8**	**48,723.9**	**48,723.9**	**54,470.2**	**54,470.2**
legal	48,723.9	48,723.9	48,723.8	48,723.9	48,723.9	54,470.2	54,470.2
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	0.0	2,976.6	3,451.1	3,812.3	4,321.7	4,526.7	4,526.7
Subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings	217,759.5	214,571.3	214,571.1	214,571.3	272,034.8	261,781.8	261,782.1
Net income	14,722.2	25,423.9	34,557.7	57,463.5	(2,048.0)	5,423.7	26,624.3
Excess (insufficient) on Stockholders' actualization	(120,016.1)	(120,019.4)	(120,022.6)	(120,025.9)	(120,049.0)	(120,032.3)	(119,811.9)
Total stockholders' equity	**256,708.2**	**270,383.3**	**279,988.2**	**303,252.1**	**301,690.4**	**309,383.7**	**330,805.2**
Total liabilities and stockholders' equity	581,446.3	559,628.4	580,469.1	640,205.6	613,714.8	598,115.3	640,570.3

EXHIBIT S

Fourth quarter, 2002
Consolidated Report

Frank Aguado
(52) 55-53-25-0400Ext. 2 114
faguado@inbursa.com.mx

Miguel Martinez
(52) 55-53-25-0400 Ext.2120
maparra@inbursa.com.mx

Fax: (52) 55-56-06-1584
Internet: www.inbursa.com

INBURSA
GRUPO FINANCIERO

INBURSA REPORTS FOURTH QUARTER 2002 RESULTS

Mexico City, February 3, 2003.- Grupo Financiero Inbursa reported today results for the fourth quarter ended December 31, 2002.

HIGHLIGHTS

Grupo Financiero Inbursa: $311.2 MM USD profits under US GAAP in 2002.

Under US GAAP GFI posted profits of $311.2 MM USD as of December 2002, almost the same as of December 2001. This is mainly explained by higher operational volumes in the different subsidiaries. It is worth to mention that this result was achieved even though less favorable market conditions in 2002 vs 2001. If compared 4Q02 vs 3Q02 net income was increased 158% from $41.6 MM USD to $107.2 MM USD, respectively.

37.6% growth yoy in Banco Inbursa´s loan portfolio.

Banco Inbursa's loan portfolio stood at $43,171 MM Ps at the end of December 2002, a 37.6% growth relative to 4Q01. When compared 4Q02 vs 3Q02 Banco Inbursa´s loan portfolio achieved an increase of 16.6%.

As of December 2002, Banco Inbursa´s Demand Deposits amounted $5,786 MM Ps

As of December 2002, Demand Deposits were $5,786 MM Ps, mainly explained by the Inbursa CT account. It is worth to mention that Inbursa CT balances were reallocated on December 2002 from Seguros Inbursa in to Banco Inbursa.

Afore Inbursa´s affiliate base and assets under management increased 76.4% and 21.7% in 2002, respectively, relative to 2001.

Affiliate base was increased by 837,495 new clients in 2002 relative to 2001, this is mainly explained by the distribution of Banco de Mexico that took place during the year. Assets under management reached $23,505.4 MM Ps as of December 2002 a 21.7% increase relative to the same period of the previous year.

Seguros Inbursa's total premiums grew 13% in 2002 yoy.

During 2002, Seguros Inbursa's posted $7,898.4 MM Ps of total premiums, adjusted by Inbursa CT and the annuities business, a 13% increase relative to 2001. The lines of business that registered increases were; Property & Casualty, Accidents & Health and Automobile, 18%, 12% and 9%, respectively.

Seguros Inbursa continued posting strong growth both on investments and reserves

Seguros Inbursa´s investments and reserves were increased 14% and 16% in 4Q02 respectively, relative to the same period of 2001.

As of December 2002, GFI bought-back 43.6 million stocks.

Under the buy-back program authorized by the Board of Directors, GFI bought-back 43.6 million stocks during 2002. The remaining outstanding shares are 3,032,244,064.

- *All figures included in this report are expressed on [illegible]*
- *This press release is presented under regulation 148[illegible]*
- *As required by regulation 1488 of the CNBV, the [illegible] gs. Forex and inflationary effects on the loan portfolio are also re[illegible]*
- *There have been no material changes to the Grou[illegible] document are consistent with those presented in the Group's last [illegible]*
- *Consolidated figures for Banco Inbursa and for Gru[illegible]*

December '02	
Employees	3,612
# clients	6.4MM
Points of attention (Physical presence)	162
ATM's	664
Sales force	6,596

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value	0.92
Stock price USD (Dec'02)	0.83
EPS (USD)	0.10
Outstanding shares ('000)	3,032,244
Ticker	GFINBURO
S & P Debt Rating	BB+

Net Income

MM USD	4Q02		3Q02	% chg vs.	4Q01	% chg vs.	Jan - Dec '02		Jan - Dec '01	% chg vs.
	$	%	$	3Q02	$	4Q01	$	%	$	Jan - Dec '01
Banco Inbursa	37.9	35%	27.3	39%	105.7	N.A	179.3	58%	181.8	-1%
Operadora	3.0	3%	1.2	141%	1.6	90%	12.0	4%	11.5	4%
Seguros	66.5	62%	5.5	1101%	29.8	123%	99.1	32%	94.8	5%
Fianzas	0.9	1%	3.4	-74%	1.2	-25%	9.3	3%	6.2	50%
Inversora	(2.6)	-2%	3.0	-186%	3.3	-177%	9.3	3%	17.5	-47%
Others	1.5	1%	1.2	31%	0.3	472%	2.2	1%	(0.3)	N.A
Total	**107.2**	**100%**	**41.6**	**158%**	**141.8**	**-24%**	**311.2**	**100%**	**311.5**	**0%**

- *On accumulated basis, GFI's net income remained flat in 2002 compared with 2001. This is mainly explained by higher operational volumes in the different subsidiaries. It is worth to mention that this result was achieved even though less favorable market conditions in 2002 vs 2001.*

- *When compared 4Q02 vs 3Q02, net income increased 158%, mainly due to a better performance in the insurance company.*

Investment by Company

MM USD	4Q02		3Q02	% chg vs.	4Q01	% chg vs.
	$	%	$	3Q02	$	4Q01
Banco Inbursa	1,999.0	74%	1,989.4	0%	2,212.0	-10%
Operadora	38.9	1%	36.7	6%	31.6	23%
Seguros	511.4	19%	464.7	10%	477.4	7%
Fianzas	47.7	2%	46.6	2%	42.4	13%
Inversora	70.1	3%	73.8	-5%	69.5	1%
Others	49.9	2%	70.9	-30%	4.7	954%
Total	**2,716.9**	**100%**	**2,682.1**	**1%**	**2,837.6**	**-4%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,716.9 MM USD under US GAAP vs $2,752.8 reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)



8.6
9.6
8.1
8.6
8.5
8.7
J'02
A'02
S'02
O'02
N'02
D'02

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	0.92
Stock price (Dec '02)	8.70
Outstanding shares ('000)	3,032,244
Ticker	GFINBURO
S & P Debt Rating	BB+

Net Income

MM Ps.	4Q02 $	4Q02 %	3Q02 $	% chg vs. 3Q02	4Q01 $	% chg vs. 4Q01	Jan - Dec '02 $	Jan - Dec '02 %	Jan - Dec '01 $	% chg vs. Jan - Dec '01
Banco Inbursa	(16.4)	-7%	6.9	N.A	1,032.6	N.A	2,157.5	82%	1,153.1	87%
Operadora	23.6	10%	9.1	260%	11.0	115%	100.3	4%	102.6	-2%
Seguros	254.0	107%	(71.7)	N.A	(30.3)	N.A	266.4	10%	116.8	128%
Fianzas	11.0	5%	21.6	-49%	23.3	-53%	38.1	1%	58.4	-35%
Inversora	(35.6)	-15%	20.8	N.A	28.5	N.A	59.1	2%	156.5	-62%
Others	1.8	1%	5.7	-68%	0.8	133%	6.3	0%	(4.1)	N.A
Total	**238.4**	**100%**	**(7.6)**	**N.A**	**1,065.8**	**-78%**	**2,627.7**	**100%**	**1,583.3**	**66%**

Total monetary position adjustment for Grupo Financiero Inbursa was $826.1 MM Ps during 4Q02.

- *On accumulated basis, **Grupo Financiero Inbursa**'s net income increased 66% in 2002 vs 2001. The extraordinary income driven by the reverse of deferred taxes during 1Q02 helped to compensate higher monetary position adjustments, important reserves creations and less favorable market conditions during the year.*

- ***Grupo Financiero Inbursa** posted $238.4 MM Ps profits during the fourth quarter of 2002 vs $7.6 MM Ps losses in 3Q02, $246 MM Ps more. This result is mainly explained by a better performance of the insurance company.*

Operating Growth

MM Ps	4Q00	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Net Income	(794.9)	316.8	800.1	(612.8)	1,038.1	2,177.5	189.4	(7.6)	238.4
+ REPOMO	834.0	369.8	418.9	331.8	498.0	457.8	559.7	566.8	826.1
- Security Trading net of Deferred Taxes	(1,013.8)	(49.3)	216.4	(1,219.1)	581.01,4	68.9	(186.1)	(251.2)	163.5
= **Net Income adjusted by Repomo & Stock Trading net of Deferred Taxes**	**1,052.8**	**735.8**	**1,002.5**	**938.1**	**955.1**	**1,166.5**	**935.1**	**810.4**	**901.0**

- *Reflecting soundness in operations in the different subsidiaries, when adjusted for Repomo and stock trading net of deferred taxes, GFI's net income in 4Q02 was $901.0 MM Ps.*

- *If adjusted also by 4Q02 reserves creations in the bank, net income would have been $1,029.2 MM Ps.*

Investment by Company

MM Ps.	4Q02 $	4Q02 %	3Q02 $	% chg vs. 3Q02	4Q01 $	% chg vs. 4Q01
Banco Inbursa	23,425.7	82%	23,263.8	1%	21,986.6	7%
Operadora	405.9	1%	381.8	6%	305.9	33%
Seguros	3,299.7	11%	3,048.3	8%	3,037.8	9%
Fianzas	348.1	1%	336.4	3%	308.4	13%
Inversora	738.1	3%	772.4	-4%	679.4	9%
Others	520.3	2%	739.6	-30%	45.0	1056%
Total	**28,737.8**	**100%**	**28,542.4**	**1%**	**26,363.0**	**9%**

- *Stockholders' equity of Grupo Financiero Inbursa reached $28,737.8 MM Ps in 4Q02, a marginal increased of 0.7% and 9% relative to 3Q02 and 4Q01, respectively even though the buy back of 43.6 MM shares.*
- *It is worth to recall that on July 2002, Banco Inbursa paid a dividend of $820.1 MM Ps to GFI, reflected in the Stockholders´ Equity of GFI as holding company.*

Sources & Uses of Funds (MM Ps as of December 2002)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	23,425.7	45,595.8	3,845.8	128.7	1,930.4	**74,926.4**
Seguros Inbursa	3,299.7	-	21,479.0	97.5	1,460.2	**26,336.5**
Inversora Bursátil	738.1	-	-	9.5	176.4	**924.1**
Operadora Inbursa	405.9	-	-	17.4	48.9	**472.1**
Fianzas G-Inbursa	348.1	-	258.0	-	73.6	**679.6**
Others	520.3	-	-	-	83.1	**603.3**
TOTAL	**28,737.8**	**45,595.8**	**25,582.8**	**253.1**	**3,772.5**	**103,942.0**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	4,673.4	43,296.1	20,542.1	226.0	6,188.7	**74,926.4**
Seguros Inbursa	1,639.8	1,318.0	18,983.8	932.4	3,462.5	**26,336.5**
Inversora Bursátil	139.3	-	642.8	34.5	107.5	**924.1**
Operadora Inbursa	49.8	-	342.5	-	79.9	**472.1**
Fianzas G-Inbursa	211.0	58.0	261.6	33.4	115.6	**679.6**
Others	471.6	2.5	0.0	91.5	37.8	**603.3**
TOTAL	**7,184.9**	**44,677.1**	**40,772.8**	**1,317.8**	**9,991.9**	**103,942.0**

*: Includes stocks and investments in other subsidiaries (ie. Sinca, Afore...)

Assets under Management: $45,504.3 MM Ps

Assets in Custody: $616,333.1 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	4Q02 MM USD	3Q02 MM USD	4Q01 MM USD	Dec '02 MM USD	Dec '01 MM USD	% chg vs Dec '01
Net income under CNBV GAAP	2.4	(12.0)	105.2	218.4	117.1	86%
Adjustments on monetary positions	37.1	20.5	19.5	108.6	96.4	13%
Adjustments on deferred liabilities	(4.6)	11.3	(34.6)	(165.9)	(46.7)	255%
Others	3.0	7.5	15.5	18.3	15.0	22%
Net Increase	35.4	39.3	0.5	(39.0)	64.7	N.A
Net Income Under US GAAP	**37.9**	**27.3**	**105.7**	**179.3**	**181.8**	**-1%**

- *Under US GAAP Banco Inbursa posted profits of $37.9 MM USD during 4Q02 compared with $2.4 MM USD under the CNBV rules, $35.4 MM USD more. This result is mainly explained by add backs on monetary positions and other adjustments of $37.1 MM USD and $3.0 MM USD, respectively, and deductions of $4.6 MM USD from adjustments on deferred liabilities.*
- *On accumulated basis, GFI posted $179.3 MM USD in 2002, a 1% decreased relative to 2001. This is mainly explained by the increase in reserves creations.*

Stockholders' Equity

	4Q02 MM USD	3Q02 MM USD	4Q01 MM USD	% chg 4Q02 vs 3Q02	% chg 4Q02 vs 4Q01
Stockholders'equity under CNBV GAAP	2,244.0	2,236.2	2,268.5	0%	-1%
Securities Valuation Adjustments	38.4	35.4	(410.5)	8%	N.A
Deferred Taxes	(236.0)	(203.3)	(61.6)	16%	283%
Derivates	(11.1)	(9.7)	11.4	14%	N.A
Others	(36.3)	(69.2)	460.7	-48%	N.A
Stockholders'Equity Under US GAAP	**1,999.0**	**1,989.4**	**2,212.0**	**0%**	**-10%**

- *Stockholders' equity resulted in $1,999.0 MM USD under US GAAP in 4Q02. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,244.0 MM USD, $245 MM USD more. The difference is basically explained by $38.4 MM USD add back coming from Securities Valuation Adjustments and deductions of $236.0 MM USD, $11.1 MM USD and $36.6 MMUSD from Deferred Taxes, Derivatives and other adjustments.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted $2,157.5 MM Ps profits during 2002, compared with $1,153.1 MM Ps in 2001. $1,798.3 MM Ps of this result is explained by the reverse of deferred taxes, during 1Q02. When adjusted by this effect, net income would have been $359.2 MM Ps in Jan-Dec 2002. This was mainly due to higher monetary position adjustments, important reserves creations and losses in market related income due to less favorable market conditions.

As of December 2002, Demand Deposits were $5,786 MM Ps, mainly explained by the Inbursa CT account.

Financial Margin

Financial margin increased 69% from $429.7 MM Ps in 4Q01 to $727.0 in 4Q02. This was mainly due to the increase in the loan portfolio together with higher commissions and fees income. On accumulated basis, Financial Margin grew 8% in 2002 relative to 2001.

Market Related Income

Market related income registered losses of $107.0.MM Ps in 2002 vs $552.8 MM Ps profits in 2001. This was mainly due to less favorable market conditions.

Loan Loss Reserves

Continuing with It´s conservative reserve creations´ policy, Banco Inbursa´s loan loss reserves creations were $929.2 MM Ps in 2002, a 46.4% increase compared with 2001.

At the end of December 2002, loan loss reserves to past due loans ratio reached 5.2 times.

Non Interest Expenses

Administrative and promotion expenses decreased 12% in 2002 relative to 2001. It might be recalled that expenses attached to the retail strategy were done basically on 2001.

Risk Adjusted Net Interest Income

MM Ps	4Q02	3Q02	4Q01	Jan - Dec '02	Jan - Dec '01
Interest Income	1,979.3	1,667.7	1,388.9	6,822.7	7,099.7
Interest on loans & securities	1,470.8	1,197.7	1,023.6	4,906.0	5,240.1
Repo´s interest income	444.7	443.2	335.7	1,754.2	1,764.1
Commissions & Fees	63.8	26.8	29.6	162.6	95.5
Interest Expenses	(993.7)	(831.8)	(778.0)	(3,545.0)	(4,035.1)
Interest on deposits & funding	(566.2)	(453.6)	(451.0)	(1,874.0)	(2,310.5)
Repo´s interest expense	(421.7)	(381.8)	(326.8)	(1,668.7)	(1,724.1)
Commissions & Fees	(5.8)	3.6	(0.1)	(2.3)	(0.5)
REPOMO	(258.6)	(162.4)	(181.2)	(767.1)	(739.6)
Financial Margin	727.0	673.5	429.7	2,510.6	2,325.1
Loan Loss Reserves (Net)	(128.2)	(39.4)	(243.0)	(929.2)	(634.8)
Risk Adjusted Net Interest Income	598.8	634.0	186.7	1,581.5	1,690.3

Market Related Income

MM Ps	4Q02	3Q02	4Q01	Jan - Dec '02	Jan - Dec '01
Financial Instruments Negotiable	(317.9)	267.0	1,596.3	6.3	554.2
Repos	10.0	(25.2)	(0.5)	7.4	(0.8)
Securities Purchases and Sales	884.8	(613.4)	(82.5)	539.3	291.7
Derivate Instruments	(832.6)	52.5	17.9	(660.1)	(292.3)
Total	(255.8)	(319.1)	1,531.3	(107.0)	552.8

Administrative and Promotion Expenses

MM Ps	4Q02	3Q02	4Q01	Jan - Dec '02	Jan - Dec '01
Personnel	28.4	27.4	36.6	113.3	122.5
Administrative Expenses	222.9	173.6	351.6	657.7	850.2
Contributions to IPAB	26.9	23.9	21.8	115.8	74.4
Depreciations and Amortizations	25.6	25.0	23.4	101.4	81.5
Administrative and Promotion Expenses	303.9	249.8	433.4	988.2	1,128.6

- ***Figures in this report are unaudited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to do comparisons are the December 2001 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries posted $61.4 MM Ps losses in 4Q02 compared with $4.0 MM Ps in 4Q01. On accumulated basis earnings from subsidiaries grew $212.8 MM Ps. This result is mainly explained by the results obtained by Sinca Inbursa.

Loan Portfolio and Asset Quality

Loan portfolio stood at $43,171 MM Ps at the end of December, 2002 a 37.6% increase relative to the same period of the previous year. When compared 4Q02 vs 3Q02, loan portfolio increased 16.6%.

This results is explained by a higher market share.

Loan loss reserves were increased from $2,933 MM Ps in 4Q01 to $3,846 MM Ps in 4Q02 an increase of 31.1%.

This amount represented a 5.2 times coverage relative to past due loans.

Banco Inbursa Selected Ratios

	Dec-02	Dec-01	System Sep '02
Loans / Total Assets	73.7%	59.8%	56.0%
PDL / Loan Portfolio	1.7%	1.0%	4.2%
LLR / PDL (times)	5.2	9.4	1.4
Op. Cost-Other Inc./Fin. Margin	35.2%	40.9%	92.3%

Past Due Loans

Past due loans decreased 8.5% in 4Q02 relative to 3Q02. This reduction was achieved through cash recoveries and restructures on solid grounds. New past due loans reached $30.6 MM Ps during 4Q02, 55% of this amount is represented by only one client.

The total amount of loans are recorded as past due on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of December 2002, these loans represented $184 MM Ps.

Income Statement Selected Figures

MM Ps	4Q02	3Q02	4Q01	Jan - Dec '02	Jan - Dec '01
OTHER EXPENSES / INCOME	**(118.4)**	**(113.2)**	**(70.1)**	**(363.5)**	**(96.1)**
Charge Offs	(0.5)	(27.1)	(4.5)	(28.1)	(20.0)
Recoveries	(5.9)	(0.9)	(0.5)	(17.7)	53.5
Repomo	(168.2)	(116.0)	(130.6)	(477.0)	(293.2)
Other Income	56.2	30.8	65.5	159.3	163.7
EARNINGS FROM SUBSIDIARIES	**(61.4)**	**6.1**	**(4.0)**	**67.8**	**(145.0)**
Sinca Inbursa	(72.3)	(0.9)	(11.7)	35.7	(176.2)
Siefore Inbursa	10.8	7.1	7.7	32.1	31.2
MONETARY POSITION RESULTS	**426.7**	**278.4**	**311.9**	**1,244.1**	**1,032.8**
Repomo - Margin	258.6	162.4	181.2	767.1	739.6
Repomo - Other expenses	168.2	116.0	130.6	477.0	293.2

Loan Portfolio

MM Ps	4Q02	%	3Q02	%	4Q01	%
TOTAL LOAN PORTFOLIO	**43,171**	**100%**	**37,030**	**100%**	**31,364**	**100%**
Commercial	39,252	91%	33,206	90%	29,404	94%
Financial Institutions	3,023	7%	2,713	7%	836	3%
Consumer	6	0%	4	0%	1	0%
Housing	154	0%	290	1%	737	2%
Federal Government	0	0%	0	0%	72	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**735**	**2%**	**816**	**2%**	**313**	**1%**
LOAN LOSS RESERVES	**3,846**	**9%**	**3,730**	**10%**	**2,933**	**9%**

	4Q02	3Q02	4Q01
Pesos	50%	54%	66%
USD	50%	46%	34%
Secured *	75%	72%	80%
Unsecured	25%	28%	20%

* Collateral, real guarantees and guarantors

Past Due Loans

Current Ps	$ MM Ps	%
PDL September 30, 2002	**802.66**	
- Decreases in PDL	**104.87**	**100.0%**
* Recoveries & Restructures	104.87	100.0%
* Write Offs	0.00	0.0%
+ Increases in PDL	**37.01**	**100.0%**
* Exchange rate effects	6.37	17.2%
* New PDL	30.64	82.8%
PDL December 30, 2002	**734.79**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 12% market share as of September 2002. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Capitalization

Banco Inbursa remains as one of the best capitalized banks in Mexico with a 30.4% TIER 1 Capital ratio as of December 2002, 2.2 times higher than the obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of December 2002, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $94.4 MM Ps with its September 2002 portfolio which would have represented 0.48% of its September 2002 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Retailing 14%
Textile 3%
Media and Entreteinment 20%
Food 3%
Steel 5%
Services 12%
Infraestructure and Housing Development 4%
Others 5%
Manufactures 24%
Transport 10%

Capitalization Ratio

MM Ps as of December, 2002	Dec '02	Sep '02	Dec '01	Mkt. Avg. Sep '02
Credit Risk Assets	**42,618.9**	**45,938.9**	**39,015.2**	**729,272.1**
Tier 1 Capital	48.2%	43.1%	48.6%	18.2%
Net Capital	49.4%	44.3%	49.8%	20.6%
Credit & Portfolio Risk Assets	**67,685.9**	**65,184.2**	**71,884.8**	**965,906.4**
Tier 1 Capital	30.4%	30.4%	26.4%	13.8%
Net Capital	31.1%	31.3%	27.0%	15.6%

Value at Risk * 4Q02 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	38,303.9	(128.7)	-0.66%
Equity	526.3	(108.7)	-0.56%
Banco Inbursa	38,830.2	(94.4)	-0.48%
TIER 1 CAPITAL [2]	19,490.0		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 4Q02 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	21,117.3	606.1	2,129.2	10.08%	3.51
MXP	19,359.0	128.1	1,376.5	7.11%	10.75
UDI's*	2,085.0	0.6	340.1	16.31%	537.24
Total	**42,561.3**	**734.8**	**3,845.8**	**9.04%**	**5.23**

** Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa posted $105.2 MM Ps profits in Jan-Dec 2002 a 65% decrease relative to the same period of 2001. This result is mainly explained by lower commission income due to the decrease in real interest rates. Relative to 3Q02, in 4Q02 Afore Inbursa registered a marginal increase of 0.8% in net income.

Affiliate Base & Assets Under Management

Assets under management reached $23,505.4 MM Ps as of December 2002 a 22% increase relative to the same period of 2001 and a 5% increase vs 3Q02.

Affiliate base was increased by 837,495 new clients in 4Q02 relative to 4Q01, this is mainly explained by the distribution of Banco de Mexico that took place during the year.These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked the first. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

When compared with 3Q02, Afore Inbursa´s affiliate base increased 19%, this amount represents 307,168 new affiliates during 4Q02.

The average minimum wages/affiliate ratio was 4.28 as of December 2002, compared with 3.52 market average.

Voluntary Savings

Voluntary savings (net) managed by Afore Inbursa decreased 4.5% in 4Q02 relative to 3Q02 reaching $169.1 MM Ps. The decrease is explained by the reduction in the economic activity. Afore Inbursa's voluntary savings represents a 9% market share.

Stockholders´Equity

Stockholders' equity decreased from $635.1 MM Ps in 4Q01 to $478.2 MM Ps in 4Q02 a 25% decrease. This is mainly explained by the $250 MM Ps stockholders´ reduction in May 2002.

When compared with 3Q02 stockholders´ equity increased 6%.

Selected Figures

MM Ps	4Q02	3Q02	4Q01	Jan - Dec ´02	Jan - Dec ´01
Comission Income	92.1	55.8	124.2	282.3	550.6
Total General Expenses	(32.4)	(35.0)	(31.8)	(125.7)	(125.9)
Administrative Expenses	(20.7)	(22.7)	(17.2)	(80.3)	(73.8)
Operating Expenses	(7.2)	(10.3)	(14.5)	(38.9)	(50.6)
Promotion Expenses	(4.5)	(2.0)	(0.0)	(6.5)	(1.5)
Depreciation & Amortization	(3.0)	(3.2)	(3.9)	(13.6)	(15.2)
Operating Income	56.7	17.5	88.5	143.0	409.5
Other Income	0.6	0.5	7.0	9.2	40.7
REPOMO	(7.5)	(4.5)	(7.2)	(24.8)	(25.6)
Net Income	26.8	26.6	66.2	105.2	301.7
Investments	410.7	377.6	362.2	410.7	362.2
Fixed Assets	24.5	26.2	31.9	24.5	31.9
Total Assets	563.7	512.0	825.3	563.7	825.3
Stockholders' Equity	478.2	450.0	635.1	478.2	635.1

Affiliate Quality

	4Q02	3Q02	4Q01	Mkt. Share Dec-02
Affiliattes (#)	1,933,297	1,626,129	1,095,802	6.6%
Assets Under Mngmt. (MM Ps)	23,505.4	22,361.9	19,306.3	7.3%

	4Q02	3Q02	4Q01	Mkt. Avg Dec-02
Avg. Min. Wages/Affiliate	4.28	5.34	6.81	3.52
Active Workers/Affiliate	31.5%	39.5%	40.2%	39.2%
ROE*	22.0%	23.2%	47.5%	32.0%

*Anualized



Assets Under Management
4Q00-4Q02
(MM Ps)
14,016.7
15,099.5
16,158.8
18,327.3
19,306.3
20,398.3
20,679.6
22,361.9
23,505.4
CAGR = 6.7%
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**0.0%**
Principal	-8.5%
Banorte Generali	-8.9%
Banamex Aegon	-9.4%
XXI	-9.4%
Allianz Dresdner	-9.6%
Tepeyac	-10.7%
Bancomer	-11.8%
ING	-11.9%
Profuturo GNP	-12.4%
Santander Mexicano	-14.6%
System Average	**-9.4%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to December 31, 2002.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, wich was Inbursa as of December 2002.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	4Q02 MM USD	3Q02 MM USD	4Q01 MM USD	Dec '02 MM USD	Dec '02 MM USD	% chg vs Dec '01
Net income under CNSF GAAP	24.3	(7.0)	(2.4)	25.5	12.1	111%
Reserves Adjustments	(15.4)	3.6	13.9	7.4	45.1	-84%
Investments Adjustments	32.5	(3.7)	(34.8)	39.7	(44.6)	N.A
Deferred Taxes	(26.8)	(4.1)	(5.0)	(51.5)	(48.0)	7%
Deferred Acquisition Costs	10.0	(6.7)	21.9	(12.9)	40.9	N.A
Monetary Positions Adjustments	34.6	24.3	18.0	103.5	58.7	76%
Others	7.2	(0.8)	18.2	(12.6)	30.6	N.A
Net Increase	42.2	12.5	32.2	73.6	82.7	-11%
Net Income Under US GAAP	**66.5**	**5.5**	**29.8**	**99.1**	**94.8**	**5%**

- *Seguros Inbursa's net income reached $66.5 MM USD during 4Q02 under US GAAP, $42.2 MM USD more than those registered under the CNSF rules. This result is mainly explained by $84.3 MM USD add-backs coming from investments, deferred acquisition costs, monetary position adjustments and other adjustments together with $42.1 MM USD deductions in reserves and deferred taxes adjustments. If compared with 3Q02 and 4Q01 net income increased 1,101% and 23%, respectively.*

- *On accumulated basis, net income increase 5% in 2002 relative to 2001, mainly explained by monetary position adjustments as well as investments reserves and deferred acquisition costs adjustments.*

Stockholders' Equity

	4Q02 MM USD	3Q02 MM USD	4Q01 MM USD	% chg 4Q02 vs 3Q02	% chg 4Q02 vs 4Q01
Stockholders' equity under CNSF GAAP	316.1	293.0	313.4	8%	1%
Adjustments on Assets	205.3	40.1	116.3	412%	77%
Deferred Acquisition Cost	62.4	53.9	78.9	16%	-21%
Fixed Assets	48.9	53.0	51.2	-8%	-5%
Others	94.1	(66.8)	(13.8)	-241%	-782%
Reserves Adjustments	382.9	382.3	305.9	0%	25%
Deferred Taxes	(386.1)	(257.4)	(259.4)	50%	49%
Others	(6.8)	6.7	1.2	N.A	N.A
Net Increase	195.3	171.7	164.0	14%	19%
Stockholders' Equity Under US GAAP	**511.4**	**464.7**	**477.4**	**10%**	**7%**

- *Seguros Inbursa's Stockholders' equity resulted $511.4 MM USD under US GAAP in 4Q02 compared with $316.1 MM USD under the CNSF rules. The difference is basically explained by: $205.3 MM USD, $382.9 MM USD add-backs from assets and reserves adjustments, respectively, and deductions of $386.1 MM USD and $6.8 MM USD from deferred taxes and other adjustments, respectively.*

SEGUROS INBURSA
(Insurance)

Seguros Inbursa posted $266.4 MM Ps profits in 2002 compared with $116.8 MM Ps profits in 2001. This is mainly explained by lower reserves creations mainly due to the significant decrease in the annuities premiums due to the reduction of the market during the year.

Direct Premiums stood at $17,562.2 MM Ps as of December 2002. $7,867 MM Ps are explained by the Inbursa CT account. If adjusted, Direct Premiums, for the Insurance and Annuities businesses, were $9,695.2 MM Ps a 4% decrease relative to 2001.

Premiums for the annuities business decreased 42% in 2002 relative to 2001.

Total Premiums in the Insurance business without Inbursa CT and Annuities grew 13% yoy.

The growth achieved on the different lines of businesses was as follows: Property & Casualty 18%, Accidents & Health 12% and Automobile 9%.

As of December 2002 the Inbursa CT account was reallocated to Banco Inbursa. This explains the $2,448.8 MM Ps reserves provisions releases in 4Q02, as well as the reserves and investments reductions in 4Q02 relative to 3Q02.

Total Premiums	Breakdown 4Q02	Growth Rate 4Q02 vs 4Q01	Combined Ratio (Dec '02)	Combined Ratio (Mkt Avg.) (Sep '02)
P&C	16%	41%	71.3%	103.9%
Automobile	9%	21%	91.5%	97.5%
Life*	68%	590%	N.A	98.2%
Acc. & Health	3%	-3%	98.7%	95.7%
Annuities	3%	-76%	N.A	N.A
Total	**100%**	**122%**	**98.2%**	**96.2%**

* Due to the transfer to the Bank of the Inbursa CT balances

Seguros Inbursa Selected Financial Information

MM Ps	4Q02	3Q02	4Q01	Jan - Dec '02	Jan - Dec '01
Direct Premiums	6,206.4	4,582.9	2,790.9	17,562.2	10,099.1
Reserves Provisions	(2,448.8)	1,703.2	1,098.5	1,900.4	3,677.7
Technical Income	(78.8)	(124.8)	(265.2)	(91.3)	(255.1)
Net Financial Income	514.1	295.6	519.8	1,332.0	1,472.6
Repomo	(363.9)	(259.3)	(155.2)	(1,080.3)	(568.8)
Net Income	254.0	(71.7)	(30.3)	266.4	116.8
Assets	26,336.5	28,198.1	22,734.5	26,336.5	22,734.5
Investments	21,916.4	24,711.5	19,276.2	21,916.4	19,276.2
Reserves	21,045.1	23,392.6	18,145.7	21,045.1	18,145.7
Stockholders' Equity	3,299.7	3,048.3	3,037.8	3,299.7	3,037.8

Seguros Inbursa remained the most sound companies in Mexico, increasing 14% its investments and 16% its reserves in 4Q02 relative to the same period of 2001, representing a 1.04 times investments to reserves ratio.

Premiums and investment growths were achieved while maintaining an efficient 98% combined ratio, which allowed the company to continue growing with profitability.

	Growth Rate 2002 vs 2001
Total Premiums*	74%
Accquisition Costs	-27%
Technical Income	31%
Operating Expenses	2%
Investments	14%
Increase in Reserves	16%

* Includes CT account premiums

	RATIOS 4Q02	RATIOS 4Q01	Market AVG Sep '02
Inv / Assets	83.2%	84.8%	74.9%
Inv / Reserves	1.04	1.06	1.00
Res / Premiums	3.39	6.50	1.72
Combined Ratio	98.2%	95.5%	96.2%

The annuities business market share stood in 20.7% in the period January -Decemb er 2002, 5.2 percentage points more than our closer competitor.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $23.6 MM Ps profits in 4Q02 compared with $9.1 MM Ps in 3Q02. This is mainly explained by higher levels of operations.

Funds under management reached $15,839 MM Ps at the end of the quarter.

Funds Under Management
December 2002

Dinbur
$5.1 bn Ps


Gov. Bonds
(Nom. Rate)
70%
CD's
1%
Gov. Bonds
(Real Rate)
29%

Fonibur
$3.9 bn Ps


Stocks
95%
Gov.
Securities
5%

Fondo Inbursa
$2.6 bn Ps


Gov.
Securities
17%
CD's
4%
Stocks
79%

Inburex
$4.2 bn Ps


Long Term
Debt
5%
MTNs
15%
Gov.
Securities
80%

Mutual Funds
(December, 2002)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	4,957.7	5.87%	5.10%	
DINBUR 2	Fixed Income	173.0	3.10%	5.17%	
INBUREX	Fixed Income	4,248.8	5.38%	5.17%	
INBURSA	Stock´s, Bonds $ M.M.	2,583.7	-10.31%	-11.12%	-3.85%
FONIBUR	Stock´s, Bonds $ M.M.	3,876.0	-12.34%	-11.12%	

* MSE – Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursátil posted $35.6 MM Ps losses in 4Q02 compared with $20.8 MM profits Ps in 3Q02. This was mainly explained by extraordinary expenses together with less favorable market conditions during the quarter.

In the fourth quarter 2002 Inversora Bursatil underwrote $57.6 bn Ps in Commercial Paper, of a total amount of $319.3 bn Ps during 2002, continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps.	4Q02	3Q02	4Q01	Jan - Dec '02	Jan - Dec '01
Operating Margin	(67.1)	32.7	50.3	108.3	242.3
Interest Income	0.1	2.3	4.9	(3.0)	9.8
Net Income	(35.6)	20.8	28.5	59.1	156.5
Total Assets	966.2	1,032.0	925.9	966.2	925.9
Investment Portfolio	743.8	787.4	713.7	743.8	713.7
Stockholders' Equity	738.1	772.4	679.4	738.1	679.4
Assets in Custody	335,139.8	355,651.5	381,870.9	335,139.8	381,870.9

FIANZAS GUARDIANA INBURSA
(Bonds)

Fianzas Guardiana Inbursa posted profits of $38.1 MM Ps in 2002, a 35% decrease relative to 2001. This result is mainly explained by higher monetary position adjustments together with a decrease of 25 % in earnings from investments mainly due to less favorable market conditions.

Direct premiums decreased 4% in 2002 relative to 2001, explained by a lees dynamic Mexican economy.

Select Figures

MM Ps	4Q02	3Q02	4Q01	Jan - Dec '02	Jan - Dec '01
Direct Premi ums	69.9	77.0	83.5	266.0	277.5
Technical Income	17.2	25.2	27.3	71.2	68.2
Earnings From Investments	7.7	7.3	7.4	29.4	39.4
Monetary Position	(7.6)	(5.5)	(3.8)	(24.0)	(15.9)
Net Income	11.0	21.6	23.3	38.1	58.4
Total Assets	679.6	651.4	651.0	679.6	651.0
Investments	595.0	571.7	550.2	595.0	550.2
Reserves	257.5	253.8	263.6	257.5	263.6
Stockholders' Equity	348.1	336.4	308.4	348.1	308.4

APPENDIX
US GAAP

Investment by Company

MM USD	4Q02 $	4Q02 %	3Q02 $	% chg vs. 3Q02	4Q01 $	% chg vs. 4Q01
Banco Inbursa	1,999.0	74%	1,989.4	0%	2,212.0	-10%
Operadora	38.9	1%	36.7	6%	31.6	23%
Seguros	511.4	19%	464.7	10%	477.4	7%
Fianzas	47.7	2%	46.6	2%	42.4	13%
Inversora	70.1	3%	73.8	-5%	69.5	1%
Others	49.9	2%	70.9	-30%	4.7	954%
Total	**2,716.9**	**100%**	**2,682.1**	**1%**	**2,837.6**	**-4%**

Net Income

MM USD	4Q02 $	4Q02 %	3Q02 $	% chg vs. 3Q02	4Q01 $	% chg vs. 4Q01	Jan - Dec ´02 $	Jan - Dec ´02 %	Jan - Dec ´01 $	% chg vs. Jan - Dec ´01
Banco Inbursa	37.9	35%	27.3	39%	105.7	N.A	179.3	58%	181.8	-1%
Operadora	3.0	3%	1.2	141%	1.6	90%	12.0	4%	11.5	4%
Seguros	66.5	62%	5.5	1101%	29.8	123%	99.1	32%	94.8	5%
Fianzas	0.9	1%	3.4	-74%	1.2	-25%	9.3	3%	6.2	50%
Inversora	(2.6)	-2%	3.0	-186%3.3		-177%	9.3	3%	17.5	-47%
Others	1.5	1%	1.2	31%	0.3	472%	2.2	1%	(0.3)	N.A
Total	**107.2**	**100%**	**41.6**	**158%**	**141.8**	**-24%**	**311.2**	**100%**	**311.5**	**0%**

Sources & Uses of Funds (MM USD)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,999.0	4,330.5	368.4	219.5	222.2	**7,139.7**
Seguros Inbursa	511.4	-	1,633.0	288.5	295.2	**2,728.1**
Inversora Bursátil	70.1	-	-	0.6	20.9	**91.6**
Operadora Inbursa	38.9	-	-	1.7	4.7	**45.2**
Fianzas G-Inbursa	47.7	-	2.0	8.8	7.0	**65.5**
Others	49.9	-	-	-	7.8	**57.7**
TOTAL	**2,716.9**	**4,330.5**	**2,003.5**	**519.1**	**557.8**	**10,127.8**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	400.1	4,147.4	2,402.9	0.0	189.4	**7,139.7**
Seguros Inbursa	118.8	49.4	1,831.2	138.1	590.6	**2,728.1**
Inversora Bursátil	71.3	-	3.7	2.4	14.3	**91.6**
Operadora Inbursa	15.9	-	21.7	-	7.7	**45.2**
Fianzas G-Inbursa	18.2	5.5	30.0	2.2	9.6	**65.5**
Others	2.0	-	-	8.8	46.9	**57.7**
TOTAL	**626.1**	**4,202.3**	**4,289.5**	**160.3**	**858.5**	**10,127.8**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	4Q02	%	3Q02	%	4Q01	%
TOTAL LOAN PORTFOLIO	**4,135**	**100%**	**3,559**	**100%**	**3,205**	**100%**
Commercial	3,760	91%	3,192	90%	3,152	98%
Financial Institutions	290	7%	261	7%	0	0%
Consumer	1	0%	0	0%	2	0%
Housing	15	0%	28	1%	7	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**70**	**2%**	**78**	**2%**	**43**	**1%**
LOAN LOSS RESERVES	**368**	**9%**	**359**	**10%**	**273**	**9%**

	4Q02	3Q02	4Q01
Pesos	50%	54%	66%
USD	50%	46%	34%
Secured *	75%	72%	80%
Unsecured	25%	28%	20%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of December 31, 2002)

	TIER 1 CAPITAL	**20,556**
STOCKHOLDERS' EQUITY		23,426
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	1,092
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,630
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	147
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
	TIER 2 CAPITAL	**509**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		509
SUBORDINATED DEBT		-
	TIER 1 & 2 CAPITAL	**21,065**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	11,909	953
PESO OR UDI REAL INTEREST RATE OPERATIONS	412	33
FOREIGN CURRENCY NOMINAL INTEREST RATE	2,388	191
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	(240)	(19)
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	4,382	351
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	6,215	497
TOTAL	**25,067**	**2,005**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,419	114
GRUOP III (RISK WEIGHT 100 %)	39,296	3,144
SUB-TOTAL	**40,715**	**3,257**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,904	152
TOTAL	**42,619**	**3,410**

INVESTMENT IN SECURITIES
December 31, 2002
(Constant 000's Pesos as of December 31, 2002)

TRADING PORTFOLIO	**6,698,315**
Securities	555,098
Securities Issued by Finantial Institutions	41,299
Bonds	4,633,126
Government Securities	1,144,092
Other Issues (CPO's)	324,700
SECURITIES HELD FOR SALE	**1,835**
Government Securities	1,835
SECURITIES HOLD TO MATURITY	**90,864**
Bearer Notes	90,864

REPURCHASE PORTFOLIO
December 31, 2002
(Constant 000's Pesos as of December 31, 2002)

REPURCHASE AGREEMENTS	**13,872**
Cetes	(10)
Bondes	13,882
Ajustabonos	0
Bankers' Acceptances	0
RESELL AGREEMENTS	**6,740**
Cetes	(10)
Bondes	6,750
Ajustabonos	0
Bankers' Acceptances	0

DEFERRED TAXES
December 31, 2002
(Constant 000's Pesos as of December 31, 2002)

TOTAL DEFERRED TAXES	**127,654**
Foreign Exchange Investments	132,276
Investments	5,531
Stocks	33,084
Permanent Equity Investments	(41,446)
Repos	3,301
Forwards	48,611
Swaps	(53,703)

LOAN PORTFOLIO
(Constant MM Pesos as of December 31, 2002)

	4Q02 PERFORMING LOANS	4Q02 PAST DUE LOANS
Commercial	39,253	727
Interbank	3,148	-
Consumer	6	-
Mortgages	154	8
Government	-	-
Fobaproa Bonds	-	-
Total	**42,561**	**735**

LOAN PORTFOLIO	4Q02
Total Loan Portfolio	43,296
Loan Loss Reserves	3,846
TOTAL LOAN PORTFOLIO (NET)	**39,450**

DEBTOR SUPPORT PROGRAMS	TOTAL	COST
Dicounts on Mortgages	-	-
Discounts on Agricultural & Fisheries	-	-
Discounts on Small & Medium Size Companies	1	-
Total	1	-

For recently created banks, the cost of bail-out programs is 100% absorbed by the federal government.

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	18,598	2,068	18,586	**39,252**
Interbank	617	-	2,531	**3,148**
Consumer	6	-	-	**6**
Mortgages	138	17	-	**155**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**19,359**	**2,085**	**21,117**	**42,561**
PAST DUE LOANS				
Commercial	121	-	606	**727**
Mortgages	7	1	-	**8**
Total Past Due Loans	**128**	**1**	**606**	**735**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

Loan Loss Reserves at September 30, 2002 (constant million pesos as of December 31, 2002)	**3,885**
- Adjustment for inflation September 2002 - December 2002	217
Loan Loss Reserves at December, 2002 (million nominal pesos)	**3,668**
+ Provisions recorded during the period	127
+ Currency valuation & other	51
Loan Loss Reserves at December 31, 2002.	**3,846**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of December 31, 2002)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**45,504**	**3,846**
Commercial Loans	**42,144**	**3,780**
Risk "A"	28,019	219
Risk "B"	9,956	1,486
Risk "C"	3,005	1,094
Risk "D"	455	273
Risk "E"	709	707
Except Federal Government	2	
Past Due Interest		
Interbank Loans	**3,336**	**65**
Risk "A"	3,094	17
Risk "B"	242	48
Risk "C"		
Risk "D"		
Risk "E"		
Past Due Interest		
Mortgages Loans	**22**	**0**
Risk "A"		
Risk "B"	22	0
Risk "C"		
Risk "D"		
Risk "E"		
Past Due Interest		
Consumer Loans	**2**	**0**
Risk "A"	2	0
Risk "B"		
Risk "C"		
Risk "D"		
Risk "E"		
Past Due Interest		
Aditional Reserves		**1**

MM current Ps as of December, 2002

	PORTFOLIO			REQUIRED RESERVES	
Risk	**% of risk**	**Notional**		**% in provision**	**Notional**
A	68.4%	31,115		0% - 0.99%	236
B	22.5%	10,220		1% - 19.99%	1,535
C	6.6%	3,005		20% - 59.99%	1,094
D	1.0%	455		60% - 89.99%	273
E	1.6%	709		90% - 100%	707
Subtotal	**100%**	**45,504**			**3,845**
Plus:			**Plus:**		
Non-Classified portfolio	-	-	Aditional estimates		1
Plus:					
Exceptued portfolio	*0.0%*	*0*			
Total Credit Portfolio	**100%**	**45,504**	**Total Reserves**		**3,846**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING DECEMBER 31,2002, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF SEPTEMBER 30, 2002. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.
2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.
3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON *DECEMBER 31, 2002.*
4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF DECEMBER 2002 FOR $327,000 Ps
5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $641,000 Ps
6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF DECEMBER 2002 FOR $32,000 THAT CORRESPONDS TO RISKS "A".
7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF DECEMBER 31, 2002.

LONG TERM DEBT

(Constant 000's Pesos as of December '02)

DEPOSITS	Balance		Weighted Rate	
	M.N	USD	M.N	USD
Bank Bonds	1,809,761	-	7.3%	-

DERIVATIVES INSTRUMENTS

(000's Pesos as of December' 02)

	USD	Pesos
Hedging Derivatives		
Forwards		
Ask	1,499,000.0	-
Bid	360,000.0	-
Transactional Derivatives		
Forwards		
Ask	180,000.0	-
Bid	261,000.0	-
TIIE 28	-	-
TIIE 28	-	-
Futures		
TIIE 28		-
Dollar	10,000.0	-
Pesos	1,047.5	-
TOTAL	**1,429,047.5**	-

MATURITY	TOTAL
1 to 7 days	620
8 days to 1 month	29,565
1 to 3 months	141,140
3 to 6 months	79,935
6 to 9 months	225,425
9 months to 1 year	157,999
1 to 2 years	1,613,544
2 to 3 years	28,983
3 to 4 years	41,074
4 to 5 years	-
5 to 7 years	28,967
7 to 9 years	626,358
more than 9	-
TOTAL	**2,973,610**

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of December '02)

	December 31,2002
Pesos	1,016,263
USD*	1,957,347
TOTAL	**2,973,610**

BALANCE:

PESOS	Balance	Weighted
Call money	0	
Discounts	994,545	
Interbanking	21,718	
	1,016,263	**5.97%**

USD*	Balance	Weighted
Loans from foreing banks	1,949,996	
Loans from national banks	7,351	
Discounts	0	
	1,957,347	**5.12%**

*** Figures in USD are expressed in Pesos**

US GAAP Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	4Q01	1Q02	2Q02	3Q02	4Q02	Jan - Dec '02	Jan - Dec '01
Interest Income	104.9	94.3	101.4	118.1	125.7	439.5	493.3
Interest Expense	54.4	46.9	8.6	34.3	95.5	185.2	235.0
FINANCIAL MARGIN	**50.6**	**47.4**	**92.8**	**83.8**	**30.2**	**254.3**	**258.3**
Loan Loss Provisions	24.7	75.5	5.0	3.8	5.0	89.4	64.6
RISK ADJUSTED NII	**25.9**	**(28.1)**	**87.9**	**80.0**	**25.2**	**164.9**	**193.8**
Premiums	161.3	186.2	221.9	258.3	805.7	1,472.1	617.5
Comissions & Tariffs	16.8	23.5	20.5	14.5	18.5	77.0	103.8
Market-Related Income	230.6	136.3	22.1	26.1	159.6	344.2	326.1
TOTAL OPERATING INCOME	**434.7**	**318.0**	**352.4**	**378.9**	**1,008.9**	**2,058.1**	**1,241.1**
Aquisiton Cost	41.0	41.4	44.3	33.6	19.0	138.2	144.8
Contrctual obligatios & other net Cost	105.1	102.4	175.8	225.9	725.3	1,229.3	368.1
Policies dividends	18.7	25.7	15.7	15.8	30.4	87.5	74.9
Other Insurance & Bond reserves	3.2	3.3	3.3	2.0	2.5	11.2	11.5
Administrative Expenses	62.9	53.5	41.4	53.8	67.7	216.4	199.2
OPERATING INCOME	**203.7**	**91.6**	**72.0**	**47.9**	**164.1**	**375.6**	**442.6**
Other Expenses (Products)	(8.0)	(0.2)	(0.1)	0.1	0.7	0.6	0.2
NET INCOME BEFORES TAXES	**211.8**	**91.8**	**72.0**	**47.8**	**163.4**	**375.0**	**442.3**
Incurred Income Tax	(7.2)	5.6	41.7	6.5	0.3	54.1	51.8
Deferred Income Tax	79.2	(17.3)	(14.3)	(1.5)	59.2	26.1	81.9
NET INCOME BEFORE SUBSIDIARIES	**139.7**	**103.5**	**44.6**	**42.8**	**103.9**	**294.8**	**308.6**
Participated net income from subs.	0.6	10.3	4.5	(1.5)	3.3	16.6	4.3
RESULTS FROM CONTINUED OPERATION	**140.3**	**113.8**	**49.1**	**41.2**	**107.2**	**311.3**	**313.0**
NET INCOME	**140.3**	**113.8**	**49.1**	**41.2**	**107.2**	**311.3**	**313.0**
MINORITY INTEREST	**(1.6)**	**0.4**	**0.1**	**(0.4)**	**0.0**	**0.1**	**1.4**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Cash & due from Banks	**412.7**	**528.0**	**544.8**	**736.6**	**600.3**
Financial Instruments	**2,887.2**	**3,130.3**	**2,759.4**	**3,166.0**	**2,937.0**
Negotiable	1,486.4	1,603.7	1,281.5	1,353.3	1,269.3
For Sale	481.3	587.6	565.8	829.9	659.4
Held to Maturity	919.4	939.0	912.0	982.7	1,008.2
Unlisted Securities	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**14.0**	**14.3**	**12.8**	**12.4**	**12.1**
Repos & Derivatives	**482.7**	**496.4**	**763.8**	**975.9**	**1,221.0**
Repo Operations	11.2	4.7	9.1	6.6	5.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0
Derivatives	471.4	491.7	754.7	969.3	1,215.4
LOANS	**3,568.0**	**3,873.5**	**3,650.3**	**3,475.9**	**4,058.7**
Commercial	3,492.2	3,803.7	3,270.4	3,186.8	3,753.7
Interbank	0.0	0.0	203.5	260.8	289.6
Consumer	0.2	0.2	0.3	0.4	0.6
Housing	75.7	64.3	49.4	27.9	14.8
Federal Government	0.0	5.2	126.7	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**32.3**	**32.4**	**90.0**	**78.5**	**70.4**
TOTAL GROSS LOANS	**3,600.4**	**3,905.8**	**3,740.3**	**3,554.4**	**4,129.1**
Loan Loss Reserves	302.6	369.3	358.1	358.6	368.4
TOTAL NET LOANS	**3,297.7**	**3,536.5**	**3,382.1**	**3,195.8**	**3,760.7**
Receivables,Sundry Debtors & Adv. Payments	635.7	693.6	413.7	1,169.2	566.3
Fixed Assets (net)	184.8	184.0	167.1	148.4	150.6
Repossessed Assets	2.5	2.6	2.3	2.3	1.9
Permanent Equity Investments	376.2	383.0	299.6	303.7	302.4
Deferred Taxes (net)	0.0	0.0	0.0	0.0	1.7
Other assets,deferred charges & intangible	243.6	238.8	206.1	190.1	210.3
TOTAL ASSETS	**8,537.1**	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**

LIABILITIES	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
DEPOSITS	**2,207.5**	**2,428.9**	**1,941.5**	**2,302.0**	**2,770.6**
Demand Deposits	69.3	67.6	57.3	57.4	547.7
Time Deposits	126.3	122.9	120.2	126.6	146.4
Bank Bonds	197.4	201.0	181.2	176.6	173.4
MTN´ s	1,814.5	2,037.4	1,582.9	1,941.4	1,903.2
Contingency claim & Premium Reserves	**1,515.2**	**1,675.2**	**1,686.8**	**1,868.8**	**1,635.1**
INTERBANK LOANS & OTHER	372.9	349.6	362.5	296.1	284.9
REPO & DERIVATIVES OPERATIONS	**471.0**	**477.4**	**796.9**	**1,085.6**	**1,309.6**
Repo Operations	11.0	3.0	6.9	6.8	4.7
Credit related operations	0.0	0.0	0.0	0.0	0.0
Derivatives	460.0	474.4	790.0	1,078.8	1,304.9
OTHER ACCOUNTS PAYABLE	**581.0**	**721.8**	**520.1**	**1,181.3**	**533.4**
Income tax & Employee profit sharing	82.5	56.6	26.4	83.2	83.6
Other accounts payable	498.5	665.2	493.8	1,098.1	449.8
DEFERRED TAXES	544.3	548.0	482.8	476.8	510.9
DEFERRED CREDITS	4.0	6.8	6.9	5.2	0.1
TOTAL LIABILITIES	**5,695.8**	**6,207.8**	**5,797.7**	**7,215.9**	**7,044.5**
STOCKHOLDERS´ EQUITY					
SUSCRIBED CAPITAL	**1,016.0**	**1,016.0**	**1,016.0**	**1,014.2**	**1,011.7**
Paid-in Capital	1,016.0	1,016.0	1,016.0	1,014.2	1,011.7
EARNED CAPITAL	**1,821.5**	**1,979.4**	**1,735.9**	**1,667.9**	**1,705.2**
Retained Earnings	1,317.7	1,629.0	1,606.4	1,595.8	1,572.8
Adjusments for changes in Accounting Principles	192.3	237.0	(32.9)	(131.9)	(178.8)
Net Income of the period	311.5	113.4	162.4	204.0	311.2
Minority Interest	3.8	4.1	2.4	2.5	2.6
TOTAL STOCKHOLDERS´ EQUITY	**2,841.4**	**2,999.6**	**2,754.3**	**2,684.6**	**2,719.6**
LIABILITIES & STOCKHOLDERS' EQUITY	**8,537.1**	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	4Q01	1Q02	2Q02	3Q02	4Q02	Jan - Dec '02	Jan - Dec '01
Interest Income	99.0	89.7	96.2	111.4	118.4	415.8	480.5
Interest Expense	43.9	48.3	7.2	34.4	95.5	185.4	235.6
Financial Margin	**55.1**	**41.5**	**89.0**	**77.1**	**22.9**	**230.5**	**244.8**
Loan Loss Provisions	24.7	75.5	5.0	3.8	5.0	89.4	64.6
Risk Adjusted Net Interest Income	***30.4***	***(34.1)***	***84.0***	***73.2***	***17.9***	***141.1***	***180.3***
Comissions and Fees	9.8	15.7	6.9	10.0	15.9	48.5	74.5
Market-Related Income	159.2	88.6	(23.8)	(34.8)	56.4	86.3	114.9
Operating Revenues	**199.5**	**70.2**	**67.2**	**48.4**	**90.2**	**275.9**	**369.7**
Non-Interest Expense	37.3	26.1	18.9	24.7	28.2	97.9	108.1
Operating Income	**162.1**	**44.1**	**48.3**	**23.7**	**61.9**	**178.0**	**261.6**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**162.1**	**44.1**	**48.3**	**23.7**	**61.9**	**178.0**	**261.6**
Incurred Income Tax & Profit Sharing	*(4.7)*	*0.7*	*37.8*	*(0.9)*	*(9.3)*	*28.2*	*33.8*
Deferred Income Tax	70.2	(25.6)	(19.0)	(0.7)	32.7	(12.6)	46.8
Net Income before Subsidiaries' Net Income	**96.6**	**68.9**	**29.5**	**25.4**	**38.6**	**162.4**	**181.0**
Subsidiaries' Net Income	7.5	9.2	7.0	1.6	(0.7)	17.1	2.2
Continous Operations' Net Income	**104.1**	**78.1**	**36.5**	**26.9**	**37.9**	**179.5**	**183.2**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	1.6	(0.4)	(0.1)	0.4	(0.0)	(0.1)	(1.4)
Net Income	**105.7**	**77.8**	**36.4**	**27.3**	**37.9**	**179.3**	**181.8**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Cash & Due From Banks	**407.0**	**527.2**	**547.6**	**738.0**	**599.2**
Financial Instruments	**897.4**	**928.4**	**567.4**	**671.9**	**759.4**
Negotiable	885.0	916.9	558.1	662.8	750.5
For Sale	0.2	0.2	0.2	0.2	0.2
Held to Maturity	12.2	11.4	9.0	8.9	8.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**472.7**	**492.5**	**757.3**	**969.4**	**1,216.7**
Repo Operations	1.3	0.8	2.6	0.1	1.3
Derivatives	471.4	491.7	754.7	969.3	1,215.4
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0
LOANS	**3,614.2**	**3,919.6**	**3,691.4**	**3,481.0**	**4,065.0**
Commercial	3,538.4	3,849.9	3,311.5	3,191.9	3,760.0
Interbank	0.0	0.0	203.5	260.8	289.6
Consumer	0.2	0.2	0.3	0.4	0.6
Housing	75.7	64.3	49.4	27.9	14.8
Federal Government	0.0	5.2	126.7	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**32.3**	**32.4**	**90.0**	**78.5**	**70.4**
Total Gross Loans	**3,646.5**	**3,952.0**	**3,781.3**	**3,559.5**	**4,135.4**
Preventive Provision for Credit Risks	**302.6**	**369.3**	**358.1**	**358.6**	**368.4**
Total Net Loans	**3,343.9**	**3,582.7**	**3,423.2**	**3,200.9**	**3,767.0**
Receivables & Sundry Debtors	314.7	386.4	108.2	852.6	124.4
Fixed Assets (net)	28.2	26.9	25.6	8.8	11.2
Repossessed Property	2.5	2.6	2.3	2.3	1.9
Permanent Equity Investments	344.9	350.0	270.7	277.2	274.8
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	63.6	50.0	50.1	36.8	35.2
TOTAL ASSETS	**5,874.9**	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**

LIABILITIES	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Deposits	**2,210.4**	**2,431.8**	**1,945.9**	**2,303.8**	**2,777.7**
Demand Deposits	72.2	70.5	61.7	59.2	554.5
Time Deposits	126.3	122.9	120.2	126.6	146.4
Bank Bonds	197.4	201.0	181.2	176.6	284.8
MTN´ s	1,814.5	2,037.4	1,582.9	1,941.4	1,792.0
Interbank Loans & Other	418.6	395.2	402.4	296.1	284.8
Repo Operations	1.4	(0.3)	0.4	0.3	0.6
Trading Options	0.0	0.0	0.0	0.0	0.0
Derivatives	460.0	474.4	790.0	1,078.8	1,304.9
Other Accounts Payable	236.6	448.0	280.2	825.3	158.7
Income Tax & Employee Profit Sharing	63.0	28.2	0.0	49.8	39.4
Deferred Taxes	265.2	244.8	204.6	206.6	221.8
Deferred Credits	4.0	6.8	6.9	5.2	0.1
TOTAL LIABILITIES	**3,659.1**	**4,028.9**	**3,630.5**	**4,765.9**	**4,788.1**
STOCKHOLDERS´ EQUITY					
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**1,228.7**	**1,330.6**	**1,134.8**	**1,004.8**	**1,014.5**
Capital Reserves	193.8	193.8	205.5	205.5	205.5
Retained Earnings	1,153.7	1,334.9	1,323.3	1,239.5	1,239.5
Adjustment for Changes on Accounting Principles	(304.4)	(280.1)	(510.5)	(584.1)	(612.4)
Net income of the period	181.8	77.8	114.2	141.5	179.3
Minority Interest	3.8	4.1	2.4	2.5	2.6
Total Stockholders´ Equity	**2,215.8**	**2,317.7**	**2,121.9**	**1,991.9**	**2,001.7**
LIABILITIES & STOCKHOLDERS´ EQUITY	**5,874.9**	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	4Q01	1Q02	2Q02	3Q02	4Q02	Jan - Dec '02	Jan - Dec '01
Revenue	**224.4**	**222.4**	**266.2**	**307.1**	**899.5**	**1,695.3**	**795.6**
Premiums	157.8	179.4	216.2	246.4	800.2	1,442.1	599.0
Investments Net.	66.5	43.1	50.0	60.8	99.3	253.2	196.6
Expenses and Claims	**187.2**	**190.5**	**255.4**	**295.4**	**802.6**	**1,543.9**	**668.8**
Claims and Other Contractual Obligations	101.3	95.6	172.4	223.0	721.0	1,212.1	353.2
Acquisition Cost	42.4	41.6	44.5	33.9	19.6	139.6	146.9
Policies Dividends	18.7	25.7	15.7	15.8	30.4	87.5	74.9
Other Reserves Increase	3.2	3.3	3.3	2.0	2.5	11.2	11.5
Operating Expenses	21.7	24.2	19.5	20.7	29.1	93.5	82.3
Income Before Subsidiaries Results	**37.1**	**32.0**	**10.8**	**11.8**	**96.9**	**151.5**	**126.9**
Subsidiaries Result	(5.7)	(0.2)	(0.1)	(2.6)	2.9	0.1	4.1
Income Before Taxes	**31.4**	**31.8**	**10.7**	**9.2**	**99.9**	**151.5**	**131.0**
Income tax	(7.2)	0.0	0.2	4.5	7.6	12.4	0.4
Deferred Income tax	8.8	9.2	6.0	(0.9)	25.8	40.0	35.8
Net income	**29.8**	**22.6**	**4.4**	**5.5**	**66.5**	**99.1**	**94.8**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Investments	**1,832.3**	**2,040.1**	**2,033.4**	**2,230.7**	**2,011.5**
Financing operation investments	7.6	7.4	0.0	0.0	0.0
Negotiable Investments	**444.7**	**526.8**	**562.4**	**442.0**	**358.6**
Fixed Income	444.7	526.8	561.8	441.5	358.6
Equity	0.0	0.0	0.5	0.5	0.0
Investements for Sale	**457.1**	**562.6**	**552.6**	**806.3**	**639.0**
Fixed Income	340.7	437.2	423.0	679.3	520.2
Equity	116.3	125.5	129.6	127.0	118.8
Held to Maturity Investments	862.8	883.5	856.0	926.5	950.1
Investments on Real Estate for Leasing	14.0	14.3	12.8	12.4	12.1
Investments on Subsidiaries	1.6	1.4	2.6	(3.9)	2.3
Loans on policies	44.5	44.1	47.0	47.3	49.4
Cash	0.7	(4.1)	1.2	(0.3)	6.1
Interest Debtors	25.3	16.3	28.8	16.7	30.8
Premium debtors & Receivable	221.9	187.3	182.2	181.8	249.5
Reinsurers and receivable	**59.0**	**88.8**	**76.9**	**103.0**	**146.9**
Benefitts and claims	32.1	69.7	44.3	63.7	68.6
Policies reserves	26.9	19.2	32.6	39.3	78.3
Deferred Aquisition cost	78.9	74.0	60.9	53.9	62.4
Fixed Assets, net	149.3	148.8	132.7	130.8	126.0
Other assets	94.7	105.7	86.4	85.6	95.0
Total assets	**2,461.9**	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**

LIABILITIES	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Technical reserves	**1,505.1**	**1,671.4**	**1,684.8**	**1,866.3**	**1,633.0**
Unearned premium reserve, claims pending for paid, life & health	1,042.6	1,184.2	1,254.8	1,410.6	1,121.2
Pending claims reserve, accidents & casualties and health	121.5	158.5	128.4	154.0	153.9
Other insurances fund	74.9	75.9	62.1	60.0	71.5
Unearned premiums reserve of accident & casualty, and health	243.4	227.8	215.0	217.4	262.0
Other reserves	22.8	24.9	24.4	24.2	24.4
Reinsurances payable	**36.7**	**8.8**	**21.5**	**21.0**	**53.4**
Retained deposits	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	36.6	8.8	21.5	21.0	53.3
Deferred taxes	274.9	301.8	277.7	267.9	288.5
Income tax & profit sharing	2.2	2.3	2.7	8.0	17.2
Value Added Tax	26.3	21.9	21.0	20.7	30.8
Other labilities	139.3	134.9	120.4	153.4	193.8
Total liabilities	**1,984.5**	**2,141.0**	**2,128.1**	**2,337.5**	**2,216.7**
STOCKHOLDERS´ EQUITY					
Paid in capital	152.7	152.7	152.7	152.7	152.7
Other reserves	64.5	76.8	143.5	132.5	113.1
Net Income	94.8	22.6	27.1	32.6	99.1
Retained earnings	175.8	270.0	173.4	179.1	189.0
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	46.8	50.9	35.0	24.9	14.5
Gain on valuation of real estate	55.7	55.7	55.7	55.7	55.7
Total stockholders equity	**477.4**	**515.9**	**474.6**	**464.7**	**511.4**
Total liabilities and stockholders equity	**2,461.9**	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	4Q01	1Q02	2Q02	3Q02	4Q02	Jan - Dec '02	Jan - Dec '01
Earnings from Investment Sales	0.1	0.0	0.0	(1.9)	0.1	(1.8)	1.2
Asset Management Income	4.9	5.2	4.2	3.8	3.6	16.8	19.1
Earnings form Interest	0.0	0.4	0.2	2.3	0.3	3.2	0.0
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**4.9**	**5.6**	**4.4**	**4.2**	**4.0**	**18.2**	**20.3**
General Expenses	0.7	1.5	1.4	1.3	0.2	4.5	1.1
Total expenses	**0.7**	**1.5**	**1.4**	**1.3**	**0.2**	**4.5**	**1.1**
Earnings Before Taxes	**4.3**	**4.1**	**3.0**	**2.9**	**3.8**	**13.7**	**19.3**
Incurred Income Tax & Profit Sharing	2.2	1.3	1.2	1.3	1.2	5.1	6.5
Defferred Income Tax	(0.9)	(3.6)	(0.8)	(0.3)	0.5	(4.3)	(1.1)
Net Income Before Deferred Accounts	**3.0**	**6.4**	**2.6**	**1.9**	**2.0**	**12.9**	**13.9**
Earnings from subsidiaries	(1.4)	1.2	(2.5)	(0.6)	0.9	(1.0)	(2.4)
Unadjusted for monetary position result	**1.6**	**7.6**	**0.2**	**1.2**	**3.0**	**12.0**	**11.5**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	**1.6**	**7.6**	**0.2**	**1.2**	**3.0**	**12.0**	**11.5**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Cash	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	54.8	57.4	52.6	13.7	15.9
Sundry Debtors	1.7	1.9	1.3	1.2	1.2
Permanent investments	25.7	27.3	22.5	21.3	21.7
Receivable Taxes	0.0	0.0	2.6	5.8	6.4
TOTAL ASSETS	**82.2**	**86.6**	**79.0**	**42.0**	**45.2**
LIABILITIES					
Sundry Creditors	47.1	45.7	40.2	0.0	0.0
Payable Taxes	0.0	1.1	2.4	3.6	4.7
Deferred Income Tax	3.6	(0.0)	(0.0)	1.7	1.7
TOTAL LIABILITIES	**50.7**	**46.8**	**42.6**	**5.3**	**6.3**
STOCKHOLDERS´ EQUITY					
Paid in Capital	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2
Retained Earnings	21.5	33.0	33.0	33.0	33.0
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0
Net income	11.5	7.6	7.7	9.0	12.0
Forex effect on Stockholders´equity	(3.0)	(2.4)	(5.9)	(6.8)	(7.6)
TOTAL STOCKHOLDERS´ EQUITY	**31.6**	**39.8**	**36.4**	**36.7**	**38.9**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**82.2**	**86.6**	**79.0**	**42.0**	**45.2**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	4Q01	1Q02	2Q02	3Q02	4Q02	Jan - Dec '02	Jan - Dec '01
Revenue	**4.9**	**11.2**	**7.0**	**7.3**	**6.9**	**32.4**	**24.2**
Premiums	4.1	10.7	9.0	6.6	5.9	32.2	20.4
Investments Net.	0.8	0.4	1.6	0.5	0.9	3.5	3.8
Eamings (losses) realized on investments	0.0	0.1	(3.7)	0.2	0.1	(3.3)	0.0
Benefitts, Expenses and Claims	**2.7**	**7.3**	**3.1**	**2.6**	**4.1**	**17.1**	**14.2**
Benefitts, Claims and Adjustments	3.8	6.8	3.4	2.7	4.4	17.2	14.9
Acquisition Cost	(1.3)	(0.2)	(0.2)	(0.3)	(0.6)	(1.4)	(2.1)
Operating Expenses	0.3	0.8	0.0	0.2	0.3	1.3	1.3
Income Before Taxes	**2.2**	**3.9**	**3.9**	**4.8**	**2.8**	**15.3**	**10.0**
Income tax	1.3	1.0	(0.5)	0.9	1.6	3.0	3.8
Deferred Income tax	(0.3)	1.5	0.7	0.4	0.3	3.0	0.1
Net Income	**1.2**	**1.3**	**3.7**	**3.4**	**0.9**	**9.3**	**6.2**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Investments	**54.1**	**54.2**	**49.3**	**51.9**	**53.7**
Negotiable Investments	**26.7**	**23.6**	**30.5**	**22.7**	**28.0**
Fixed Income	26.7	23.6	30.5	22.7	28.0
Equity	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**24.0**	**24.8**	**13.1**	**23.5**	**20.2**
Fixed Income	9.8	10.3	(0.1)	10.7	2.1
Equity	14.3	14.5	13.2	12.8	18.2
Loans on policies	3.4	5.8	5.8	5.7	5.5
Cash	0.3	0.2	0.1	0.2	0.1
Premium debtors & Receivable	5.6	3.2	3.8	3.8	4.0
Reinsurers and receivable	**3.4**	**2.9**	**3.7**	**4.0**	**3.5**
Benefitts and claims	0.2	0.2	0.2	0.2	0.2
Policies reserves	3.2	2.7	3.5	3.8	3.4
Deferred Aquisition cost	(1.0)	(0.9)	(1.2)	(1.3)	(1.1)
Fixed Assets, net	1.8	2.6	2.3	2.3	2.2
Other assets	2.8	3.5	1.6	2.5	3.0
Total assets	**67.1**	**65.7**	**59.6**	**63.3**	**65.5**

LIABILITIES	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Technical reserves	**10.1**	**3.9**	**2.1**	**2.5**	**2.0**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	10.0	3.8	2.0	2.4	1.9
Other reserves	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**1.6**	**1.8**	**2.1**	**1.9**	**1.5**
Retained deposits	0.8	0.8	0.8	0.7	0.6
Reinsurance premiums and payable	0.8	1.0	1.3	1.2	0.9
Income tax & profit sharing	6.9	8.3	8.3	8.6	8.8
Value Added Tax	1.0	0.6	0.8	0.9	0.8
Other labilities	5.1	6.1	2.3	2.9	4.7
Total liabilities	**24.8**	**20.7**	**15.5**	**16.7**	**17.8**
STOCKHOLDERS´ EQUITY					
Paid in capital	7.9	7.9	8.3	8.3	8.3
Other reserves	1.3	1.7	1.6	1.6	2.1
Net Income	6.2	1.3	5.0	8.4	9.3
Retained earnings	30.2	37.4	32.0	31.0	30.7
Acummulated Deferred Taxes	(4.3)	(4.3)	(3.9)	(3.8)	(3.8)
Others	1.1	1.1	1.1	1.1	1.1
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**42.4**	**45.0**	**44.1**	**46.6**	**47.7**
Total liabilities and stockholders equity	**67.1**	**65.7**	**59.6**	**63.3**	**65.5**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	4Q01	1Q02	2Q02	3Q02	4Q02	Jan - Dec '02	Jan - Dec '01
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.1	0.1	0.1	0.1	0.1	0.4	0.4
Interest Income	0.5	(0.5)	(0.1)	0.2	0.0	(0.3)	1.0
Comissions	9.6	9.7	15.3	6.6	3.6	35.2	35.7
Dividends from investments	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	4.8	4.6	(0.5)	2.4	3.2	9.7	13.3
Subsidiaries' Net Income	0.1	0.1	0.1	0.1	0.1	0.5	0.4
Other Income	0.3	0.0	0.0	0.0	0.0	0.1	0.6
Total Earnings	**15.2**	**14.0**	**15.0**	**9.5**	**7.1**	**45.6**	**51.5**
Interest expenses	0.0	0.0	0.1	0.0	(0.0)	0.1	0.1
Comissions and Fees	3.0	1.7	1.6	1.1	0.9	5.3	5.9
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	4.3	2.6	2.6	2.6	6.4	14.2	11.8
General Expenses	2.2	0.9	2.8	1.5	5.4	10.6	5.4
Contingency Fund	(0.5)	0.0	0.0	0.0	0.0	0.1	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Depreciations and Amortizations	0.2	0.2	0.2	0.2	0.2	0.7	0.8
Losses from subsidiaries	0.0	0.0	0.1	(0.0)	0.0	0.1	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Incurred Income Tax	1.0	2.0	3.6	0.7	(2.5)	3.8	7.0
Incurred Employee Profit Sharing	0.3	0.6	1.0	0.4	(0.6)	1.4	2.2
Deferred taxes & Employee profit sharing	1.4	1.2	(1.1)	0.1	(0.1)	(0.0)	0.4
Total Expenses	**11.9**	**9.2**	**10.9**	**6.5**	**9.6**	**36.3**	**33.9**
NET INCOME	**3.3**	**4.8**	**4.2**	**3.0**	**(2.6)**	**9.3**	**17.5**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Cash & Banks	0.0	0.0	0.0	0.0	0.1
Financial Instruments	**73.6**	**77.3**	**76.1**	**75.7**	**71.3**
Negotiable	73.6	77.3	76.1	75.7	71.3
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0
Repo Operations	9.6	3.3	6.5	6.5	4.0
Other accounts receivable	0.6	0.7	0.4	0.4	0.6
Fixed assets,net	1.9	2.3	2.2	2.5	2.4
Permanent equity investments	4.1	4.3	3.8	3.7	3.7
Other Assets	4.1	6.5	8.2	9.5	9.6
TOTAL ASSETS	**93.9**	**94.3**	**97.3**	**98.3**	**91.6**
LIABILITIES					
Repo Operations	9.6	3.3	6.5	6.5	4.0
Other Account Payable	**14.2**	**13.2**	**17.4**	**17.4**	**16.9**
Income Tax & Employee profit sharing provision	10.3	9.8	13.0	13.1	13.1
Sundry creditors & other accounts payable	4.0	3.5	4.5	4.3	3.8
Deferred taxes	0.5	1.4	0.5	0.6	0.6
Total Liabilities	**24.4**	**17.9**	**24.4**	**24.5**	**21.5**
STOCKHOLDERS´ EQUITY					
Paid-in capital	14.0	14.0	19.9	19.9	19.9
Earned Capital	55.5	62.4	53.0	53.9	50.2
Capital reserves	6.6	6.6	6.8	6.8	6.8
Retained earnings	15.0	30.9	26.4	26.4	26.4
Net icome	17.5	4.8	8.9	11.9	9.3
Forex effect on Stockholders´equity	16.4	20.2	10.9	8.8	7.7
Total Stockholders' Equity	**69.5**	**76.4**	**72.9**	**73.8**	**70.1**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**93.9**	**94.3**	**97.3**	**98.3**	**91.6**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of December 31, 2002

									Acumulated	
(MM Ps.)	**1Q01**	**2Q01**	**3Q01**	**4Q01**	**1Q02**	**2Q02**	**3Q02**	**4Q02**	**DEC '02**	**DEC '01**
Interest Income	2,254.8	2,266.2	1,873.1	1,682.5	1,637.6	2,090.9	1,843.0	2,354.7	7,926.2	8,076.6
Interest Expense	(1,492.3)	(1,295.5)	(1,006.5)	(1,024.3)	(1,103.8)	(1,142.2)	(1,091.2)	(1,355.5)	(4,692.7)	(4,818.7)
Monetary Position	(212.5)	(237.2)	(117.8)	(185.6)	(130.9)	(215.3)	(166.9)	(268.4)	(781.6)	(753.0)
FINANCIAL MARGIN	**550.0**	**733.5**	**748.9**	**472.6**	**402.9**	**733.4**	**584.8**	**730.7**	**2,451.9**	**2,504.9**
Loan Loss Provisions	37.4	193.6	160.7	243.0	709.9	51.7	39.4	128.2	929.2	634.8
RISK ADJUSTED NII	**512.6**	**539.9**	**588.1**	**229.6**	**(306.9)**	**681.7**	**545.4**	**602.5**	**1,522.7**	**1,870.2**
	0.0	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Comissions & Tariffs	214.7	346.4	166.6	241.0	193.5	185.5	133.7	169.7	682.4	968.6
Market-Related Income	(100.6)	575.9	(1,347.9)	1,545.9	881.1	(326.0)	(292.0)	(216.0)	47.2	673.3
TOTAL OPERATING INCOME	**626.6**	**1,462.2**	**(593.1)**	**2,016.5**	**767.7**	**541.2**	**387.1**	**556.3**	**2,252.3**	**3,512.1**
Administrative Expenses	266.3	298.9	256.1	503.5	261.5	280.2	295.9	443.1	1,280.7	1,324.7
OPERATING INCOME	**360.3**	**1,163.3**	**(849.3)**	**1,513.0**	**506.2**	**261.0**	**91.2**	**113.2**	**971.7**	**2,187.4**
Other Expenses (Products)	23.7	36.1	(20.6)	71.6	99.9	46.6	(7.8)	85.6	224.4	110.8
NET INCOME BEFORES TAXES	**336.7**	**1,127.2**	**(828.7)**	**1,441.4**	**406.3**	**214.4**	**99.0**	**27.5**	**747.2**	**2,076.6**
Income Tax & Employee profit sharing	108.7	158.8	245.2	(9.7)	72.6	388.4	11.2	(124.0)	348.3	503.0
Deferred Taxes	(103.2)	323.5	(592.1)	388.0	(1,656.5)	1,414.7	43.8	128.6	(69.4)	16.2
NET INCOME BEFORE SUBSIDIARIES	**331.2**	**644.9**	**(481.8)**	**1,063.1**	**1,990.2**	**(1,588.7)**	**44.0**	**22.8**	**468.4**	**1,557.5**
Participated net income from subs.	(2.0)	184.2	(145.6)	6.4	217.7	(15.7)	(49.0)	214.0	367.0	43.0
RESULTS FROM CONTINUED OPERATION	**329.2**	**829.1**	**(627.4)**	**1,069.5**	**2,207.9**	**(1,604.3)**	**(5.0)**	**236.9**	**835.4**	**1,600.5**
Extraordinary Income	0.0	0.0	0.0	0.0	0.0	1,796.4	(1.1)	3.0	1,798.3	0.0
NET INCOME	**329.2**	**829.1**	**(627.4)**	**1,069.5**	**2,207.9**	**192.0**	**(6.1)**	**239.9**	**2,633.7**	**1,600.5**
MINORITARY INTEREST	**3.9**	**7.7**	**1.8**	**3.8**	**2.7**	**0.3**	**1.5**	**1.5**	**6.0**	**17.2**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of December 31, 2002

ASSETS	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
Cash & due from Banks	**6,513.5**	**3,727.8**	**4,894.9**	**3,946.7**	**4,956.8**	**5,623.7**	**7,767.4**	**6,270.8**
Financial Instruments	**11,982.9**	**11,997.2**	**11,219.9**	**13,936.5**	**13,235.0**	**6,788.1**	**8,253.8**	**8,907.3**
Negotiable	11,969.1	11,984.5	11,113.7	13,816.2	13,126.3	6,693.7	8,159.6	8,814.6
For Sale	2.1	2.2	1.9	2.0	1.9	1.9	1.9	1.8
Held to Maturity	11.7	10.5	104.3	118.3	106.8	92.5	92.3	90.9
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**323.2**	**1,133.6**	**76.7**	**233.2**	**232.0**	**93.7**	**69.1**	**58.1**
Repo Operations	44.6	21.3	76.7	109.0	41.3	93.7	69.1	58.1
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	278.6	1,112.3	0.0	124.2	190.7	0.0	0.0	0.0
LOANS	**26,512.6**	**29,714.9**	**28,221.0**	**30,603.9**	**33,188.4**	**37,431.6**	**36,160.6**	**42,370.6**
Commercial	25,324.9	28,636.2	27,201.0	28,956.7	31,668.4	33,536.4	33,153.0	39,187.0
Interbank	206.6	213.1	220.7	836.0	814.6	3,386.0	2,713.3	3,022.7
Consumer	0.0	0.0	0.9	1.5	1.5	2.6	4.4	6.4
Housing	912.2	795.0	726.9	737.3	654.6	506.6	289.9	154.3
Federal Government	69.0	70.6	71.5	72.4	49.4	0.1	0.1	0.1
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**247.1**	**528.0**	**435.5**	**313.3**	**304.1**	**922.7**	**816.3**	**734.8**
TOTAL GROSS LOANS	**26,759.7**	**30,242.9**	**28,656.5**	**30,917.1**	**33,492.5**	**38,354.3**	**36,976.9**	**43,105.4**
Loan Loss Reserves	2,454.5	2,575.1	2,772.7	2,933.0	3,471.9	3,672.5	3,730.3	3,845.8
TOTAL NET LOANS	**24,305.2**	**27,667.8**	**25,883.8**	**27,984.2**	**30,020.6**	**34,681.8**	**33,246.5**	**39,259.6**
Receivables,Sundry Debtors & Adv. Payments	467.6	1,638.1	854.6	3,426.0	3,886.3	1,420.5	9,135.8	1,656.8
Fixed Assets (net)	322.1	354.1	390.6	441.5	426.9	432.8	484.6	533.2
Repossessed Assets	41.0	33.0	24.5	24.3	24.0	23.7	23.4	19.7
Permanent Equity Investments	6,801.9	6,951.1	6,985.3	6,865.1	7,047.0	6,898.3	6,886.4	7,155.7
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	17.9	21.7	17.3
Other assets,deferred charges & intangible	260.5	332.1	418.9	273.5	286.8	297.8	332.8	302.7
TOTAL ASSETS	**51,018.1**	**53,834.7**	**50,749.2**	**57,131.0**	**60,115.4**	**56,278.4**	**66,221.5**	**64,181.2**

LIABILITIES	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02
DEPOSITS	**12,377.5**	**16,074.5**	**16,694.5**	**21,410.5**	**22,849.1**	**19,952.2**	**23,964.7**	**28,964.8**
Demand Deposits	1,013.0	480.6	457.9	686.9	658.9	630.8	612.7	5,759.1
Time Deposits	9,397.4	13,642.9	14,305.3	18,810.5	20,300.7	17,463.6	21,514.7	21,396.0
Bank Bonds	1,967.0	1,951.0	1,931.3	1,913.0	1,889.6	1,857.8	1,837.3	1,809.8
INTERBANK LOANS & OTHER	8,617.5	6,296.8	4,980.9	4,057.2	3,715.5	4,129.9	3,080.9	2,973.7
	26.8	**22.2**	**192.9**	**106.5**	**3,158.9**	**393.9**	**1,108.8**	**866.7**
Repo Operations	26.8	22.2	73.3	106.5	3,158.9	70.7	70.5	48.6
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	119.5	0.0	0.0	323.2	1,038.2	818.1
OTHER ACCOUNTS PAYABLE	**2,733.8**	**2,291.4**	**1,831.0**	**3,094.6**	**1,516.7**	**3,093.6**	**9,334.3**	**2,316.4**
Income tax & Employee profit sharing	625.4	528.7	817.2	746.2	389.7	734.8	696.8	602.5
Other accounts payable	2,108.4	1,762.7	1,013.8	2,348.5	1,127.0	2,358.8	8,637.5	1,713.9
DEFERRED TAXES	1,981.8	2,298.1	1,666.3	2,047.8	366.5	10.2	42.9	175.6
DEFERRED CREDITS	99.4	766.4	27.7	14.2	29.2	39.8	119.7	118.7
TOTAL LIABILITIES	**25,836.8**	**27,749.4**	**25,393.3**	**30,730.7**	**31,635.8**	**27,619.6**	**37,651.3**	**35,415.9**
STOCKHOLDERS' EQUITY								
SUSCRIBED CAPITAL	**12,739.0**	**12,787.8**	**12,730.7**	**12,787.1**	**12,748.1**	**12,758.9**	**12,732.7**	**12,728.3**
Paid-in Capital	11,930.1	11,975.7	11,922.2	11,975.1	11,938.6	11,948.7	11,923.0	11,917.3
Share Subscription Premium	809.0	812.1	808.4	812.0	809.5	810.2	809.7	811.1
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**12,419.2**	**13,266.8**	**12,592.8**	**13,576.9**	**15,692.7**	**15,875.6**	**15,809.6**	**16,009.5**
Capital Reserves	2,200.7	2,209.2	2,199.5	2,209.1	2,202.3	2,204.2	2,065.0	1,871.9
Retained Earnings	24,693.6	24,788.1	24,677.4	24,786.8	26,289.7	26,311.9	26,295.9	26,340.3
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,159.3)	(1,183.9)	(1,169.4)	(1,309.8)	(1,353.7)	(1,375.2)	(13,654.0)	(13,677.1)
Surplus (deficit) from Equity Restatement	(13,641.0)	(13,693.2)	(13,632.2)	(13,692.6)	(13,650.8)	(13,662.4)	(1,286.6)	(1,153.4)
Net Income of the period	325.2	1,146.6	517.4	1,583.3	2,205.2	2,397.0	2,389.4	2,627.7
Minority Interest	23.0	30.8	32.4	36.3	38.8	24.3	27.8	27.4
TOTAL STOCKHOLDERS´ EQUITY	**25,181.3**	**26,085.3**	**25,355.9**	**26,400.3**	**28,479.6**	**28,658.8**	**28,570.2**	**28,765.2**
LIABILITIES & STOCKHOLDERS' EQUITY	**51,018.1**	**53,834.7**	**50,749.2**	**57,131.0**	**60,115.4**	**56,278.4**	**66,221.5**	**64,181.2**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of December, 2002

CUSTOMER POSITION ACCOUNTS	Dec-02	COMPANY POSITION ACCOUNTS	Dec-02
CUSTOMER CURRENT ACCOUNTS	**(51.9)**	**REGISTRY ACCOUNTS**	**432,720.1**
Customer bank balances	0.1	Guarantees granted	44.7
Custumer transaction liquidations	(52.0)	Assets under trust	122,292.8
Client loans	0.0	Assets under custody or administration	298,514.1
		Irrevocable lines of credit granted	2,132.4
CUSTOMER SECURITIES	**317,505.7**	Shares held in custody	743.8
Assets in custody or under administration	317,075.1	Other contingent obligations	8,992.1
Assets received in guarantee	430.6	**REPO OPERATIONS**	
			(27.5)
TRANSACTIONS ON BEHALF OF CUSTOMERS	**138,746.8**	Receivables on repurchase agreements	38,715.1
Customer Repos	17,686.0	Reporchase agreement creditors	(38,742.7)
Customer Securities Loans	45,504.3		**34.9**
Purchase of Derivatives	75,556.5	Repurchase agreement debtors	27,904.9
		Payables on repurchase agreements	(27,870.0)
TOTAL CUSTOMER POSITION	**456,200.6**	**TOTAL OWN POSITION**	**432,727.5**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT DECEMBER 2002
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st. 2001	**11,961.5**	**811.1**	**2,206.6**	**24,758.7**	**(13,677.1)**	**(1,308.3)**	**1,581.5**	**36.3**	**26,370.4**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2001 results				1,581.5			(1,581.5)		0.0
Repurchase of stocks	(44.3)		(334.6)						(378.9)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise									
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
Net Income							2,627.7		2,627.7
No monetary assets results						154.9			154.9
Minority Interest								(8.9)	(8.9)
BALANCE AT DECEMBER 31, 2002	**11,917.3**	**811.1**	**1,871.9**	**26,340.3**	**(13,677.1)**	**(1,153.4)**	**2,627.7**	**27.4**	**28,765.2**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2002

(MM PS)

	Dec-02
OPERATING ACTIVITIES	
Net Income	2,633.7
Subsidiaries' Income	(367.0)
Depreciation & Amortization	116.9
Loan Loss Reserves	929.2
Market Related Result	(45.2)
Deferred taxes	(69.4)
	3,198.1
Cash increase (decrease) from funding	7,578.6
Cash increase (decrease) from Loan Portfolio	(12,223.3)
Cash increase (decrease) from Trading Operation	5,013.4
Cash increase (decrease) from Derivative Financial Instruments	935.2
Cash increase (decrease) in Accounts Payable-Recivable	(498.0)
Banking Loans & Other Financial Institutions	(1,078.8)
	(272.9)
Cash flow from operating activities	**2,925.2**
Financing Activities	
Increase (decrease) of Stocholders' Equity	(390.0)
Cash Flow From Financing Activities	**(390.0)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(206.7)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(206.7)**
Net Increase in Cash	**2,328.5**
Cash at beginning of the period	**3,942.3**
Cash at end of period	**6,270.8**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of December 2002)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	Acumulated DEC '02	Acumulated DEC '01
Interest Income	1,990.8	2,071.0	1,649.0	1,388.9	1,394.2	1,781.5	1,667.7	1,979.3	6,822.7	7,099.7
Interest Expense	1,274.7	1,148.9	833.4	778.0	887.6	831.9	831.8	993.7	3,545.0	4,035.1
Monetary Position	(202.7)	(240.0)	(115.6)	(181.2)	(130.8)	(215.3)	(162.4)	(258.6)	(767.1)	(739.6)
Financial Margin	**513.3**	**682.0**	**700.0**	**429.7**	**375.8**	**734.3**	**673.5**	**727.0**	**2,510.6**	**2,325.1**
Loan Loss Provisions	37.4	193.7	160.6	243.0	709.9	51.7	39.4	128.2	929.2	634.8
Risk Adjusted Net Interest Income	**475.9**	**488.3**	**539.4**	**186.7**	**(334.1)**	**682.7**	**634.0**	**598.8**	**1,581.5**	**1,690.3**
Comissions and Fees	158.4	238.8	101.8	166.4	116.9	50.8	83.1	138.0	388.8	665.3
Market-Related Income	(140.6)	531.1	(1,369.0)	1,531.3	787.6	(319.7)	(319.1)	(255.8)	(107.0)	552.8
Operating Revenues	**493.7**	**1,258.1**	**(727.9)**	**1,884.4**	**570.4**	**413.7**	**398.1**	**481.0**	**1,863.2**	**2,908.4**
Non-Interest Expense	225.4	253.8	215.9	433.4	217.6	217.0	249.8	303.9	988.2	1,128.6
Operating Income	**268.2**	**1,004.3**	**(943.8)**	**1,451.0**	**352.9**	**196.7**	**148.3**	**177.1**	**874.9**	**1,779.8**
Other Income (Expenses)	(25.6)	(25.4)	25.1	(70.1)	(56.5)	(75.5)	(113.2)	(118.4)	(363.5)	(96.1)
Earnings Before Taxes	**242.6**	**978.9**	**(918.6)**	**1,380.9**	**296.4**	**121.3**	**35.0**	**58.8**	**511.4**	**1,683.7**
Incurred Income Tax & Profit Sharing	71.3	89.5	227.4	(44.8)	35.5	330.6	(14.3)	(109.4)	242.4	343.5
Deferred Income Tax	(98.7)	319.9	(581.5)	385.3	(1,632.6)	1,433.5	46.0	124.7	(28.4)	25.0
Net Income Before Subsidiaries' Net Income	**270.0**	**569.6**	**(564.6)**	**1,040.3**	**1,893.5**	**(1,642.9)**	**3.4**	**43.5**	**297.4**	**1,315.3**
Subsidiaries' Net Income	(123.6)	2.2	(19.6)	(4.0)	61.3	61.9	6.1	(61.4)	67.8	(145.0)
Continous Operations' Net Income	**146.4**	**571.8**	**(584.2)**	**1,036.4**	**1,954.7**	**(1,581.1)**	**9.5**	**(17.9)**	**365.2**	**1,170.3**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	1,796.4	(1.1)	3.0	1,798.3	0.0
Minority Interest	(4.0)	(7.7)	(1.8)	(3.8)	(2.7)	(0.3)	(1.5)	(1.5)	(6.0)	(17.2)
Net Income	142.4	564.1	(586.0)	1,032.6	1,952.0	215.0	6.9	(16.4)	2,157.5	1,153.1

BANCO INBURSA

Consolidated Balance Sheet (MM Constant December 2002 Ps.)

Assets	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Cash & Due From Banks	**6,514.7**	**3,729.0**	**4,897.1**	**3,946.7**	**4,956.8**	**5,623.6**	**7,767.3**	**6,270.7**
Financial Instruments	**11,151.1**	**11,138.5**	**10,484.0**	**12,676.2**	**11,946.9**	**5,449.5**	**6,622.0**	**7,526.9**
Negotiable	11,137.4	11,125.8	10,377.7	12,555.9	11,838.2	5,355.1	6,527.8	7,434.2
For Sale	2.1	2.1	2.0	2.0	1.9	1.9	1.9	1.8
Held to Maturity	11.7	10.5	104.3	118.3	106.8	92.5	92.3	90.9
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**281.8**	**1,117.3**	**4.1**	**136.6**	**201.1**	**26.4**	**0.6**	**13.9**
Repo Operations	3.2	5.0	4.1	12.4	10.4	26.4	0.6	13.9
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	278.6	1,112.3	0.0	124.2	190.7	0.0	0.0	0.0
LOANS	**26,510.3**	**29,719.1**	**28,225.3**	**31,051.2**	**33,622.6**	**37,852.8**	**36,213.7**	**42,436.0**
Commercial	25,322.6	28,640.4	27,205.3	29,404.0	32,102.6	33,957.6	33,206.0	39,252.4
Interbank	206.6	213.1	220.8	836.0	814.6	3,386.0	2,713.3	3,022.7
Consumer	0.0	0.0	0.8	1.5	1.5	2.6	4.4	6.4
Housing	912.2	795.0	726.9	737.3	654.6	506.6	289.9	154.3
Federal Government	68.9	70.6	71.6	72.4	49.4	0.1	0.1	0.1
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**247.1**	**528.0**	**435.6**	**313.3**	**304.1**	**922.7**	**816.3**	**734.8**
Total Gross Loans	**26,757.4**	**30,247.0**	**28,660.9**	**31,364.4**	**33,926.8**	**38,775.5**	**37,030.0**	**43,170.8**
Preventive Provision for Credit Risks	**(2,454.5)**	**(2,575.1)**	**(2,772.7)**	**(2,933.0)**	**(3,471.9)**	**(3,672.5)**	**(3,730.3)**	**(3,845.8)**
Total Net Loans	**24,302.9**	**27,672.0**	**25,888.2**	**28,431.5**	**30,454.9**	**35,103.0**	**33,299.6**	**39,325.0**
Receivables,Sundry Debtors & Adv. Payments	433.4	1,612.5	832.9	3,401.8	3,858.3	1,372.6	9,076.2	1,586.2
Fixed Assets (net)	286.3	299.5	338.0	372.7	361.4	356.7	369.1	407.2
Repossessed Property	40.8	33.0	24.6	24.3	24.0	23.7	23.4	19.7
Permanent Equity Investments	3,329.1	3,297.5	3,310.2	3,230.6	3,262.6	3,194.3	3,241.7	3,243.2
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	17.9	0.0	0.0
Other assets,deferred charges & intangible	238.0	306.5	316.5	229.4	219.8	206.1	222.0	188.0
TOTAL ASSETS	46,578.1	49,205.7	46,095.6	52,449.7	55,285.7	51,373.8	60,621.9	58,580.7

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Deposits	**12,380.6**	**16,079.5**	**16,698.3**	**21,421.8**	**22,852.1**	**19,954.2**	**23,965.9**	**28,991.4**
Demand Deposits	1,016.1	485.7	461.6	698.2	661.9	632.7	614.9	5,785.6
Time Deposits	9,397.4	13,642.8	14,305.3	18,810.5	20,300.7	17,463.6	21,513.7	21,396.0
Bank Bonds	1,967.0	1,951.0	1,931.3	1,913.0	1,889.6	1,857.8	1,837.3	1,809.8
Interbank Loans & Other	8,617.5	6,296.8	4,980.9	4,056.8	3,715.5	4,126.4	3,080.8	2,973.6
Repo Operations	7.1	5.9	4.3	13.2	0.0	4.4	3.1	6.6
Credit Related Operations	0.0	0.0	0.0	0.0	3,128.0	0.0	0.0	0.0
Derivatives	0.0	0.0	119.5	0.0	0.0	323.2	1,038.2	818.1
Other Accounts Payable	2,047.5	1,698.8	964.3	2,293.4	1,084.3	2,301.3	8,585.6	1,656.8
Income Tax & Employee Profit Sharing	427.0	404.5	650.7	630.5	286.1	576.7	522.0	414.7
Deferred Taxes	1,933.8	2,247.0	1,626.4	1,997.1	340.6	0.0	34.6	147.9
Deferred Credits	99.4	766.3	27.8	14.2	29.2	39.8	102.1	118.7
TOTAL LIABILITIES	25,512.7	27,499.0	25,072.1	30,427.0	31,435.9	27,326.0	37,332.4	35,127.8
SUSCRIBED CAPITAL	**12,617.5**	**12,665.8**	**12,609.3**	**12,665.1**	**12,626.5**	**12,637.2**	**12,629.5**	**12,650.8**
Paid-in Capital	12,617.5	12,665.8	12,609.3	12,665.1	12,626.5	12,637.2	12,629.5	12,650.8
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**8,447.9**	**9,040.9**	**8,414.2**	**9,357.6**	**11,223.3**	**11,410.7**	**10,660.0**	**10,802.2**
Capital Reserves	3,640.9	3,654.9	3,638.5	3,654.6	3,643.4	3,759.5	3,757.2	3,763.5
Retained Earnings	13,200.5	13,251.0	13,192.9	13,251.3	14,343.2	14,254.5	13,405.5	13,428.1
Income of Changes on Accounting Principles	2.4	(8.1)	(14.2)	(144.0)	(186.5)	(219.8)	(132.8)	9.6
Available for Sale	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0	(0.0)
Surplus (deficit) from equity restatement	(8,561.3)	(8,594.1)	(8,555.8)	(8,593.7)	(8,567.5)	(8,574.7)	(8,569.5)	(8,583.8)
Net income of the period	142.4	706.5	120.6	1,153.1	1,952.0	2,167.0	2,173.9	2,157.5
Minority Interest	22.9	30.7	32.4	36.2	38.6	24.2	25.7	27.3
Total Stockholders´ Equity	21,065.3	21,706.7	21,023.5	22,022.8	23,849.8	24,047.8	23,289.5	23,452.9
LIABILITIES & STOCKHOLDERS´ EQUITY	46,578.1	49,205.7	46,095.6	52,449.7	55,285.7	51,373.8	60,621.9	58,580.7

MEMORANDUM ACCOUNTS

(MM Constant December 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Guarantees Granted	195.6	150.3	125.5	99.6	74.9	64.8	46.4	44.7
Other Contingent Obligations	10,081.3	10,007.3	9,882.2	9,234.3	9,666.5	9,422.4	9,256.8	8,992.1
Irrevocable Lines of Credit Granted	588.5	595.7	1,201.2	1,346.7	119.3	895.9	1,387.1	2,132.4
Goods in Trust or Mandate	108,984.5	102,504.0	106,222.3	107,981.5	105,280.7	122,055.4	119,035.1	122,292.8
Investment Banking Operations on Behalf of Third	0.0	0.0	0.0	774.7	764.2	754.9	0.0	0.0
Goods in Custody or Under Administration	226,450.9	317,979.6	273,673.6	301,377.4	318,285.3	267,631.0	262,040.7	298,005.1
Loan Portfolio Clasification	31,024.1	27,366.2	30,660.0	32,866.8	35,239.4	39,770.2	38,586.5	45,504.3
Amounts Contracted in Derivative Instruments	52,206.5	88,371.6	14,721.1	14,572.1	22,735.2	43,237.3	56,598.0	75,556.5
	429,531.4	**546,974.7**	**436,485.9**	**468,253.1**	**492,165.5**	**483,831.9**	**486,950.6**	**552,528.1**
Receivables on Repurchase Agreements	13,973.5	14,873.5	14,206.7	19,781.2	17,584.5	31,493.1	23,074.5	21,029.1
Repurchase Agreement Creditors	13,980.6	14,868.5	14,210.9	19,768.8	17,577.0	31,466.7	23,073.8	21,015.3
Net	(7.1)	5.0	(4.3)	12.4	7.4	26.4	0.6	13.9
Repurchase Agreement Debtors	9,654.2	11,518.5	12,922.6	18,443.5	3,081.8	18,346.1	9,968.1	10,310.7
Payables on Repurchase Agreements	9,651.1	11,524.4	12,918.5	18,456.6	3,078.8	18,350.5	9,971.2	10,317.3
Net	3.2	(5.9)	4.1	(13.2)	3.0	(4.4)	(3.1)	(6.6)

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AT DECEMBER 2002

(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st. 2001	12,650.8	-	3,650.4	13,236.3	(8,583.8)	(143.8)	1,151.8	36.2	21,997.9
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2001 results				1,151.8			(1,151.8)	(36.2)	(36.2)
Reserves creation			113.1	(113.1)					0.0
Dividens Payment				(847.0)					(847.0)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							2,157.5		2,157.5
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						153.5			153.5
Minority Interest								27.3	27.3
BALANCE AT DECEMBER 31st. 2002	12,650.8	-	3,763.5	13,428.1	(8,583.8)	9.6	2,157.5	27.3	23,452.9

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2002

(MM PS)

	Dec-02
OPERATING ACTIVITIES	
Net Income	2,157.5
Subsidiaries' Income	(35.7)
Depreciation & Amortization	103.7
Loan Loss Reserves	929.2
Market Related Result	(359.3)
Deferred taxes	(21.1)
	2,774.3
Cash increase (decrease) from funding	7,593.9
Cash increase (decrease) from Loan Portfolio	(11,829.0)
Decrease or Increase in treasury transactions	5,384.0
Cash increase (decrease) from Derivative Financial Instruments	(605.7)
Banking Loans & Other Financial Institutions	(1,078.6)
Sundry creditors	1,811.8
Deferred charges	41.2
Repossed assets	4.7
Deferred credits	104.5
Accounts Payable-Recivable	(606.7)
	820.1
Cash flow from operating activities	**3,594.4**
Financing Activities	
Dividends Payment	(847.0)
Increase (decrease) of Stocholders' Equity	
Cash Flow From Financing Activities	**(847.0)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(333.8)
Buy(sell) of fixed assets	(85.1)
Cash Flow From Investment Activities	**(419.0)**
Net Increase in Cash	**2,328.5**
Cash at beginning of the period	**3,942.2**
Cash at end of period	**6,270.7**

OPERADORA INBURSA

Income Statement

(MM December 2002 Constant Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	Acumulated DEC '02	DEC '01
Earnings from Investment Sales	3.7	6.2	1.5	0.6	0.1	0.1	(18.3)	0.6	(17.4)	12.0
Asset Management Income	45.3	47.7	47.6	45.3	49.6	41.2	37.5	35.2	163.5	186.0
Earnings form Interest	0.0	9.3	(9.3)	0.1	0.0	(0.0)	0.0	0.0	0.0	0.1
Unrealized Gain on Portfolio Valuation	1.2	(1.3)	0.1	(31.8)	3.5	2.2	22.6	3.1	31.5	(31.8)
Total Earnings	**50.2**	**62.0**	**39.9**	**14.2**	**53.3**	**43.5**	**41.9**	**39.0**	**177.6**	**166.3**
General Expenses	1.0	1.5	1.5	6.3	14.4	14.1	13.4	2.2	44.0	10.3
Total expenses	**1.0**	**1.5**	**1.5**	**6.3**	**14.4**	**14.1**	**13.4**	**2.2**	**44.0**	**10.3**
Earnings Before Taxes	**49.2**	**60.4**	**38.5**	**7.9**	**38.9**	**29.5**	**28.5**	**36.7**	**133.6**	**156.0**
Incurred Income Tax & Profit Sharing	19.0	21.8	(0.8)	12.3	(21.9)	3.0	9.7	16.9	7.7	52.3
Net Income Before Deferred Accounts	**30.2**	**38.7**	**39.3**	**(4.4)**	**60.7**	**26.4**	**18.8**	**19.9**	**125.8**	**103.8**
Earnings from subsidiaries	(0.9)	13.5	(22.3)	18.1	11.3	(23.6)	(6.2)	9.1	(9.4)	8.5
Unadjusted for monetary position result	**29.3**	**52.2**	**17.0**	**13.7**	**72.0**	**2.8**	**12.6**	**29.0**	**116.5**	**112.3**
Monetary position	**(2.7)**	**(3.2)**	**(2.4)**	**(4.2)**	**(3.3)**	**(4.9)**	**(4.5)**	**(7.2)**	**(19.8)**	**(12.6)**
Net income result actualization	0.1	0.5	0.8	1.4	0.1	1.0	0.9	1.7	3.7	2.8
Net Income	**26.6**	**49.5**	**15.4**	**11.0**	**68.8**	**(1.2)**	**9.1**	**23.6**	**100.3**	**102.6**

OPERADORA INBURSA

BALANCE SHEET (MM December 2002 Constant Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	122.0	152.5	35.7	531.6	539.4	539.8	142.3	166.0
Sundry Debtors	15.6	16.7	15.3	16.3	17.5	13.3	12.5	12.7
Permanent investments	155.0	167.0	292.3	249.1	257.0	230.4	221.2	226.3
Receivable Taxes	0.0	0.0	0.0	0.0	0.0	26.3	60.7	67.2
TOTAL ASSETS	292.6	336.3	343.3	797.0	814.0	809.7	436.6	472.1
LIABILITIES & STOCKHOLDERS' EQUITY								
Sundry Creditors	0.1	0.0	0.0	443.0	429.3	412.4	0.0	0.0
Payable Taxes	23.6	13.0	14.4	13.3	11.1	24.6	37.1	48.9
Deferred Income Tax	39.7	43.8	34.8	34.8	-0.3	-0.1	17.6	17.4
TOTAL LIABILITIES	63.3	56.8	49.2	491.1	440.1	436.8	54.8	66.2
STOCKHOLDERS' EQUITY								
Stockholders' Equity	19.6	19.7	19.6	19.7	19.6	19.6	19.6	19.6
Legal Reserve	3.6	3.7	3.6	3.7	3.6	3.6	3.6	3.6
Retained Earnings	223.6	224.5	223.5	224.5	326.0	326.3	326.1	326.7
Surplus (deficit) from equity restatement	(44.2)	(44.4)	(44.2)	(44.4)	(44.3)	(44.3)	(44.3)	(44.3)
Net income	26.6	76.1	91.6	102.6	68.8	67.7	76.7	100.3
TOTAL STOCKHOLDERS´ EQUITY	229.2	279.5	294.1	305.9	373.8	372.9	381.8	405.9
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	292.6	336.3	343.3	797.0	814.0	809.7	436.6	472.1

INVERSORA BURSATIL

Income Statement

(MM Constant December 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	Acumulated DEC '02	Acumulated DEC '01
Commisions & Tariffs	56.9	107.0	67.9	71.7	76.6	135.7	58.8	32.8	303.8	303.5
Earnings From Services	**56.9**	**107.0**	**67.9**	**71.7**	**76.6**	**135.7**	**58.8**	**32.8**	**303.8**	**303.5**
Income from sale of securities	34.0	37.7	23.2	23.0	67.9	14.2	18.2	32.2	132.5	117.9
Interest Income	3.4	(4.7)	6.2	4.9	(4.7)	(0.8)	2.3	0.1	(3.0)	9.8
Interest Expense	(0.3)	(0.0)	(0.1)	(0.2)	(45.9)	4.6	1.7	(3.9)	(43.6)	(0.6)
Unrealized gain on Portfolio Valuation	(4.2)	(1.1)	(3.1)	24.3	22.0	(22.8)	4.2	3.9	7.4	15.9
Monetary Position	(6.4)	(5.8)	(4.4)	(8.7)	(6.6)	(8.7)	(8.5)	(13.1)	(36.9)	(25.2)
Financial Margin	**26.5**	**26.1**	**21.9**	**43.4**	**32.7**	**(13.5)**	**17.9**	**19.2**	**56.3**	**117.8**
Operating Income	**83.3**	**133.1**	**89.8**	**115.0**	**109.3**	**122.1**	**76.8**	**51.9**	**360.1**	**421.3**
General Expenses	36.7	40.7	36.8	64.8	34.6	54.1	44.1	119.0	251.8	179.0
Operating Margin	**46.6**	**92.4**	**53.0**	**50.3**	**74.7**	**68.0**	**32.7**	**(67.1)**	**108.3**	**242.3**
Other Expenses (Income)	(2.3)	0.7	(0.3)	(3.1)	0.0	(0.2)	(0.2)	(0.4)	(0.7)	(5.0)
Net Income Before Income Tax & Profit Sharing	**49.0**	**91.8**	**53.3**	**53.3**	**74.7**	**68.2**	**32.9**	**(66.7)**	**109.0**	**247.4**
Incurred Income Tax & Profit Sharing	19.0	52.1	9.1	13.4	24.4	46.0	12.0	(28.8)	53.5	93.6
Deffered Income Tax	(6.2)	(0.8)	(2.1)	10.8	10.6	(10.3)	1.2	(0.9)	0.6	1.6
Net Income Before Subsidiaries' Net Income	**36.2**	**40.5**	**46.3**	**29.2**	**39.7**	**32.5**	**19.7**	**(37.0)**	**54.9**	**152.1**
Subsidiaries' Net Income	3.3	0.5	1.2	(0.7)	0.8	0.8	1.2	1.4	4.2	4.3
Net Income	**39.4**	**41.0**	**47.6**	**28.5**	**40.5**	**33.3**	**20.8**	**(35.6)**	**59.1**	**156.5**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant December 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Cash & Banks	**0.1**	**0.1**	**0.1**	**0.1**	**0.2**	**0.1**	**0.1**	**0.6**
FINANCIAL INSTRUMENTS	**703.6**	**689.6**	**681.6**	**713.7**	**726.3**	**780.8**	**787.2**	**743.8**
Negotiable	703.6	689.6	681.6	713.7	726.3	780.8	787.2	743.8
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**19.5**	**16.3**	**69.1**	**93.3**	**30.9**	**66.4**	**67.6**	**42.1**
Repo Operations	19.5	16.3	69.1	93.3	30.9	66.4	67.6	42.1
Other accounts receivable	7.9	7.6	5.5	6.0	6.8	4.5	4.5	6.4
Fixed assets,net	26.2	21.4	20.7	34.1	33.7	33.0	35.2	34.5
Permanent equity investments	38.9	37.1	38.4	39.3	40.0	38.9	38.8	38.3
Other Assets	17.9	18.0	96.4	39.4	60.9	84.1	98.6	100.4
TOTAL ASSETS	814.1	790.1	911.8	925.9	898.7	1,007.8	1,032.0	966.2
LIABILITIES & STOCKHOLDERS' EQUITY								
LIABILITIES								
Securities & Derivatives	**19.9**	**16.3**	**69.1**	**93.3**	**30.8**	**66.3**	**67.4**	**42.1**
Repo Operations	19.9	16.3	69.1	93.3	30.8	66.3	67.4	42.1
Other Account Payable	**226.4**	**164.1**	**189.5**	**138.1**	**124.5**	**178.7**	**181.5**	**176.4**
Income Tax & Employee profit sharing provision	218.1	152.8	150.6	99.6	91.7	133.0	136.4	136.9
Sundry creditors & other accounts payable	8.3	11.3	39.0	38.5	32.8	45.7	45.1	39.5
Deferred taxes	7.4	6.6	4.4	15.1	25.4	9.6	10.7	9.5
Total Liabilities	**253.7**	**187.0**	**262.9**	**246.5**	**180.8**	**254.6**	**259.6**	**228.0**
STOCKHOLDERS' EQUITY								
Suscribed capital	**381.0**	**422.7**	**420.7**	**422.5**	**421.2**	**478.4**	**478.1**	**478.8**
Paid-in capital	381.0	422.7	420.7	422.5	421.2	478.4	478.1	478.8
Earned Capital	**179.3**	**180.5**	**228.1**	**256.9**	**296.7**	**274.7**	**294.3**	**259.3**
Capital reserves	47.8	48.0	47.8	48.0	47.8	49.9	49.9	50.0
Retained earnings	279.2	240.0	238.9	239.9	395.1	336.4	336.1	336.7
Valuation effect in assoc. & affiliated companies	28.1	28.2	28.6	28.5	28.5	30.0	28.9	29.2
Surplus (deficit) of equity restatement	(215.3)	(216.1)	(215.1)	(216.0)	(215.3)	(215.5)	(215.3)	(215.6)
Net icome	39.4	80.4	128.0	156.5	40.5	73.9	94.7	59.1
Stockholders' Equity	**560.3**	**603.2**	**648.9**	**679.4**	**717.9**	**753.2**	**772.4**	**738.1**
Total Liabilities & Stockholders´ Equity	814.1	790.1	911.8	925.9	898.7	1,007.8	1,032.0	966.2

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant December 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	Acumulated DEC '02	DEC '01
Premiums written	2,324.2	2,346.5	2,637.4	2,791.0	2,817.6	3,955.4	4,582.9	6,206.4	17,562.2	10,099.1
Premiums ceded	86.7	109.4	113.8	232.9	66.5	247.7	288.3	689.4	1,292.0	542.9
Retained Premiums	**2,237.5**	**2,237.1**	**2,523.6**	**2,558.1**	**2,751.1**	**3,707.6**	**4,294.6**	**5,517.0**	**16,270.3**	**9,556.2**
Increased in reserve for unearned premiums	**863.6**	**844.1**	**871.5**	**1,098.5**	**1,142.2**	**1,503.8**	**1,703.2**	**(2,448.8)**	**1,900.4**	**3,677.7**
Retained earned premiums	**1,373.9**	**1,393.0**	**1,652.1**	**1,459.6**	**1,608.9**	**2,203.8**	**2,591.4**	**7,965.8**	**14,369.9**	**5,878.5**
Net Acquisition Cost	**386.1**	**375.8**	**482.8**	**563.3**	**346.3**	**366.1**	**290.5**	**309.5**	**1,312.5**	**1,808.1**
Commisions to agents	141.8	137.9	151.6	172.5	132.7	170.5	151.9	211.2	666.4	603.8
Additional compensation to agents	49.4	42.5	51.7	68.4	45.7	54.3	42.9	62.0	204.9	212.0
Commisions for re-insurance taken	*0.2*	*0.1*	*1.8*	*0.2*	*0.2*	*(0.0)*	*2.4*	*0.0*	*2.6*	*2.3*
Commisions for re-insurance given	(27.1)	(30.0)	(27.8)	(54.4)	(16.7)	(56.6)	(49.8)	(123.2)	(246.2)	(139.3)
Coverage on losses excess	56.2	62.1	134.7	201.0	20.4	30.5	36.6	40.3	127.8	453.9
Others	165.6	163.3	170.7	175.7	164.0	167.4	106.5	119.1	557.0	675.3
Net cost of claims and contractual obligations	**980.8**	**1,047.9**	**1,135.2**	**1,161.5**	**1,193.0**	**1,794.9**	**2,425.6**	**7,735.1**	**13,148.7**	**4,325.5**
Claims and other contractual obligations	981.4	1,054.2	1,136.9	1,174.0	1,227.0	1,799.7	2,457.5	7,742.4	13,226.6	4,346.6
Claims recovered from re-insurance	*0.6*	*6.3*	*1.6*	*12.5*	*33.9*	*4.8*	*31.9*	*7.3*	*77.9*	*21.0*
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**6.9**	**(30.8)**	**34.0**	**(265.2)**	**69.5**	**42.8**	**(124.8)**	**(78.8)**	**(91.3)**	**(255.1)**
Net increase in other technical reserve	**141.9**	**122.0**	**108.5**	**136.1**	**108.3**	**126.4**	**46.5**	**(152.3)**	**128.8**	**508.5**
Catastrophic risks reserves	106.9	85.6	74.5	78.6	97.3	111.7	(35.0)	(77.7)	96.3	345.6
Preventions reserves	29.9	31.3	28.9	24.9	6.0	(15.8)	(4.7)	(97.2)	(111.6)	115.0
Contingency claim reserves	0.1	(0.0)	(0.0)	0.0	0.0	24.2	2.0	2.3	28.5	0.1
Other reserves	5.0	5.1	5.2	32.6	4.9	6.3	84.1	20.3	115.6	47.9
Gross profit	**(135.0)**	**(152.8)**	**(74.5)**	**(401.3)**	**(38.8)**	**(83.6)**	**(171.2)**	**73.5**	**(220.2)**	**(763.6)**
Net operating expenses	**143.1**	**142.5**	**138.9**	**189.6**	**159.9**	**152.5**	**149.0**	**171.0**	**632.4**	**614.2**
Administrative and operating expenses	4.6	10.9	2.8	26.6	5.3	14.9	6.5	19.9	46.6	44.9
Personnel expenses	119.3	111.1	114.3	141.1	135.3	117.0	122.2	130.6	505.1	485.8
Depreciation and amortization	19.3	20.5	21.8	21.9	19.4	20.5	20.3	20.5	80.7	83.5
Operating Profits	**(278.1)**	**(295.3)**	**(213.5)**	**(590.9)**	**(198.7)**	**(236.1)**	**(320.3)**	**(97.5)**	**(852.6)**	**(1,377.8)**
Net Financial Income	**422.0**	**469.7**	**61.1**	**519.8**	**380.6**	**141.7**	**295.6**	**514.1**	**1,332.0**	**1,472.6**
On investments	280.4	311.4	275.6	295.3	292.1	337.7	371.2	419.8	1,420.7	1,162.6
Investments sales	52.6	(38.2)	(19.9)	(34.3)	4.4	2.0	26.6	(31.4)	1.7	(39.9)
Investments revaluation	160.4	307.3	(32.2)	380.7	291.2	(3.2)	145.9	455.8	889.7	816.2
Charges on premiums	18.5	18.5	23.0	20.1	19.5	17.7	17.3	18.0	72.4	80.0
Others	1.2	4.6	11.5	5.9	1.1	2.9	(2.5)	2.2	3.8	23.2
Forex	0.3	4.8	(13.3)	7.3	1.7	12.3	(3.6)	13.7	24.1	(0.9)
REPOMO	(91.4)	(138.7)	(183.5)	(155.2)	(229.3)	(227.7)	(259.3)	(363.9)	(1,080.3)	(568.8)
Income before income taxes & employee profit sharing	**143.9**	**174.4**	**(152.4)**	**(71.2)**	**181.9**	**(94.4)**	**(24.6)**	**416.6**	**479.5**	**94.8**
Provision for income tax	27.8	6.8	(21.8)	(25.3)	38.1	(21.2)	10.0	110.4	137.3	(12.5)
Provision for employee profit sharing	9.0	2.2	(6.0)	(6.7)	11.4	(0.2)	2.5	33.4	47.2	(1.4)
Subsidiaries results	(2.8)	(8.3)	10.3	8.9	14.0	10.7	(34.5)	(18.8)	(28.5)	8.2
Net Income	**104.3**	**157.0**	**(114.3)**	**(30.3)**	**146.4**	**(62.3)**	**(71.7)**	**254.0**	**266.4**	**116.8**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant December 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Investments	**16,242.1**	**17,257.2**	**18,251.2**	**19,276.2**	**20,635.8**	**22,444.6**	**24,711.4**	**21,916.4**
Securities	**15,007.1**	**15,651.2**	**16,654.4**	**18,071.5**	**19,456.2**	**21,198.9**	**23,454.5**	**20,623.7**
Government	7,340.4	8,876.3	9,998.9	11,209.0	11,652.9	12,646.8	14,221.9	11,428.6
Private companies	6,210.2	5,205.4	5,217.2	5,069.4	5,825.9	6,450.0	7,245.4	6,775.0
Debt Instruments	4,282.3	3,345.6	3,271.6	3,591.4	4,386.0	4,740.6	5,513.8	5,135.2
Equities	1,927.9	1,859.8	1,945.6	1,478.1	1,439.9	1,709.4	1,731.6	1,639.8
Net unrealized gain on valuation	1,336.1	1,367.7	1,310.3	1,548.2	1,824.1	1,806.5	1,813.1	2,101.0
Interest debtors	120.4	201.8	128.0	244.8	153.4	295.6	174.0	319.0
Loans	**363.8**	**736.5**	**729.0**	**348.8**	**325.4**	**393.4**	**404.1**	**441.5**
On policies	141.9	135.2	132.5	130.9	128.5	123.3	120.7	119.3
Secured	215.8	593.9	589.3	213.4	191.6	262.2	261.9	259.8
Unsecured	2.8	2.7	2.8	2.7	4.8	6.7	19.9	60.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	3.2	4.7	4.5	1.8	0.7	1.2	1.7	2.4
Allowance for write-offs	(0.1)	0.1	0.1	0.0	(0.0)	(0.0)	(0.0)	0.0
Real estate	**871.2**	**869.5**	**867.8**	**855.8**	**854.1**	**852.4**	**852.9**	**851.2**
Real estate	63.1	62.5	61.7	61.1	60.3	59.6	61.0	60.0
Net unrealized gain on valuation	843.5	844.1	844.9	829.6	830.4	831.1	831.9	832.9
Depreciation	(35.4)	(37.1)	(38.9)	(34.9)	(36.6)	(38.3)	(40.0)	(41.7)
Investments for labor obligations	440.4	462.3	437.5	448.0	464.2	436.8	433.3	439.1
Current assets	**(24.1)**	**(29.6)**	**(45.7)**	**3.3**	**(33.4)**	**16.1**	**0.5**	**61.9**
Cash and banks	(24.1)	(29.6)	(45.7)	3.3	(33.4)	16.1	0.5	61.9
Debtors	**1,546.7**	**1,645.7**	**1,573.0**	**2,066.7**	**1,684.8**	**1,788.0**	**1,755.6**	**2,526.8**
Premium debtors	1,433.3	1,528.1	1,437.1	1,950.1	1,542.1	1,671.0	1,639.9	2,410.3
Agents and adjusters	2.1	2.5	2.9	2.5	0.4	2.7	3.1	5.7
Notes receivable	31.6	33.1	46.9	40.0	38.8	40.0	40.9	31.4
Employee loans	52.9	51.5	48.7	42.1	50.4	48.4	46.9	42.7
Other	40.4	43.8	50.5	46.1	67.1	39.8	38.5	52.5
Allowance for write-offs	(13.5)	(13.3)	(13.2)	(14.2)	(14.0)	(13.8)	(13.6)	(15.7)
Reinsurers and rebonders	**336.2**	**317.5**	**383.0**	**400.8**	**774.9**	**546.2**	**803.0**	**914.9**
Insurance and bonding companies	81.8	75.3	100.6	68.9	91.3	69.5	120.7	127.0
Retained deposits	0.4	0.4	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	218.2	218.4	254.8	310.6	663.3	460.3	659.9	766.0
Reinsurens share of unearned premiums	35.8	23.3	27.2	20.9	19.8	15.9	22.0	21.5
Other assets	**548.6**	**497.0**	**520.3**	**539.5**	**553.7**	**494.9**	**494.3**	**477.4**
Furniture and equipment (net)	74.6	95.4	94.3	94.6	90.5	90.0	85.1	80.8
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	473.5	401.2	425.6	444.5	462.9	404.5	408.8	396.2
Total assets	19,089.8	20,150.1	21,119.2	22,734.5	24,079.9	25,726.7	28,198.1	26,336.5

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Technical reserves	**14,641.5**	**15,637.2**	**16,744.7**	**18,145.7**	**19,682.3**	**21,275.8**	**23,392.6**	**21,045.1**
Unearned premiums	**10,260.7**	**11,069.0**	**11,947.7**	**13,013.3**	**14,130.4**	**15,663.9**	**17,371.2**	**14,906.0**
Life	8,727.7	9,600.0	10,404.8	11,275.2	12,419.4	14,058.3	15,756.2	13,142.2
Accident and health	1,526.2	1,462.1	1,536.0	1,731.1	1,703.8	1,598.4	1,607.6	1,756.5
Current bonds	6.8	6.8	6.9	7.0	7.3	7.3	7.4	7.3
Contractual obligations	**2,018.5**	**2,106.3**	**2,202.7**	**2,419.1**	**2,738.1**	**2,624.6**	**3,039.7**	**3,234.8**
Losses and maturities	701.9	708.8	736.8	862.0	1,030.7	1,075.6	1,255.4	1,211.5
Reserve for incurred but not reported losses	660.8	712.6	766.2	831.4	993.8	912.5	1,160.0	1,277.1
Policy dividends	147.6	157.2	180.7	195.0	186.7	107.1	101.8	230.1
Managed insurance funds	485.7	498.7	502.1	505.4	506.3	505.6	504.1	497.5
Deposits premiums	22.5	29.0	16.9	25.3	20.6	23.8	18.4	18.6
Prevision	**2,362.3**	**2,461.8**	**2,594.3**	**2,713.2**	**2,813.8**	**2,987.2**	**2,981.7**	**2,904.3**
Prevision	491.6	521.2	551.8	577.0	582.5	383.7	380.2	280.8
Catastrophic	1,829.6	1,894.4	1,991.1	2,052.2	2,142.3	2,297.6	2,274.6	2,208.4
Contingency	2.2	2.2	2.2	2.2	2.2	212.8	214.8	217.1
Specials	38.9	44.0	49.2	81.8	86.8	93.1	112.2	198.0
Provision for labor obligations at retirement	**436.9**	**456.4**	**427.4**	**445.9**	**458.6**	**433.9**	**425.1**	**434.0**
Creditors	**203.8**	**195.6**	**221.6**	**250.2**	**197.4**	**208.9**	**537.5**	**260.6**
Agents and adjusters	159.2	147.2	170.1	204.8	161.9	170.5	187.2	208.5
Managed loss funds	3.4	2.7	1.5	1.2	1.0	1.0	3.3	4.3
Sundry	41.2	45.7	50.0	44.2	34.5	37.4	347.0	47.8
Reinsurers and rebonders	**172.9**	**182.2**	**195.0**	**355.3**	**82.8**	**220.7**	**218.8**	**557.0**
Insurance and bonding companies	156.1	171.3	187.6	354.6	82.2	219.9	218.2	556.3
Retained deposits	16.9	10.8	7.4	0.7	0.6	0.7	0.6	0.6
Other liabilities	**616.7**	**504.4**	**470.8**	**499.8**	**478.2**	**467.3**	**575.8**	**740.1**
Provision for employee profit sharing	162.6	103.2	110.8	19.3	19.5	25.2	81.2	177.7
Other liabilities	252.5	264.6	268.3	330.1	272.4	289.7	385.8	405.2
Deferred credits	201.6	136.6	91.8	150.4	186.3	152.3	108.9	157.2
Total liabilities	**16,071.9**	**16,975.7**	**18,059.6**	**19,696.8**	**20,899.3**	**22,606.5**	**25,149.8**	**23,036.7**
Stockholders' equity								
Paid in capital	**1,810.7**	**1,810.7**	**1,810.7**	**2,061.9**	**2,061.9**	**2,061.9**	**2,061.9**	**2,061.9**
Capital stock	1,859.8	1,859.8	1,859.8	2,061.9	2,061.9	2,061.9	2,061.9	2,061.9
(-)Unsubscribed capital	49.1	49.1	49.1	0.0	0.0	0.0	0.0	0.0
Reserves	**1,849.7**	**1,443.8**	**1,442.5**	**1,664.4**	**1,664.4**	**1,962.6**	**1,864.2**	**1,704.9**
legal	84.2	84.2	84.2	84.2	84.2	95.8	95.8	95.8
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,765.5	1,359.7	1,358.4	1,580.3	1,580.3	1,866.8	1,768.4	1,609.1
Unrealized gain on valuation of real estate	1.9	1.9	1.9	1.6	1.5	3.8	4.0	1.8
Subsidiaries	3.8	3.8	3.8	3.8	3.8	11.9	11.9	11.9
Retained earnings	2,831.3	3,237.1	3,238.4	2,765.3	2,882.1	2,575.7	2,674.1	2,833.5
Net income	104.3	261.3	147.1	116.8	146.4	84.1	12.5	266.4
Excess (insufficient) on Stockholders' actualization	(3,583.7)	(3,584.2)	(3,584.6)	(3,576.0)	(3,579.5)	(3,579.9)	(3,580.3)	(3,580.7)
Total stockholders' equity	**3,017.9**	**3,174.5**	**3,059.7**	**3,037.8**	**3,180.6**	**3,120.2**	**3,048.3**	**3,299.7**
Total liabilities and stockholders' equity	19,089.8	20,150.1	21,119.3	22,734.5	24,079.9	25,726.7	28,198.1	26,336.5

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments									Acumulated	
(000's constant December 2002 Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	DEC '02	DEC '01
Premiums accepted	67,754.5	59,416.2	66,845.9	83,502.6	47,997.5	71,210.8	76,957.3	69,857.0	266,022.6	277,519.2
Premiums ceded	18,054.5	16,744.6	10,576.3	10,193.9	8,304.2	16,684.6	17,871.4	9,125.9	51,986.1	55,569.3
RETAINED PREMIUMS	**49,700.0**	**42,671.6**	**56,269.6**	**73,308.7**	**39,693.3**	**54,526.2**	**59,085.9**	**60,731.1**	**214,036.5**	**221,949.9**
Application of reserve for outstanding bonds	5,934.8	(5,742.8)	4,495.0	19,186.2	(28,526.7)	3,085.2	11,170.9	2,527.9	(11,742.7)	23,873.2
NET PREMIUM REVENUES	**43,765.2**	**48,414.4**	**51,774.6**	**54,122.5**	**68,220.0**	**51,441.0**	**47,915.0**	**58,203.2**	**225,779.2**	**198,076.7**
Net Acquisition Cost	**(3,541.5)**	**(3,246.8)**	**(3,467.3)**	**(10,135.5)**	**(1,811.4)**	**(6,422.3)**	**(5,640.7)**	**(4,232.5)**	**(18,106.8)**	**(20,391.0)**
Comisions to agents	761.1	1,314.6	575.9	568.3	515.8	991.3	1,295.6	1,532.0	4,334.7	3,219.8
Comisions for rebonding taken	30.9	20.0	1.6	89.4	45.2	0.4	29.2	274.3	349.1	141.9
Comisions for rebonding given	(6,460.9)	(6,806.3)	(4,651.1)	(4,373.3)	(3,303.5)	(8,231.9)	(7,773.7)	(4,081.2)	(23,390.3)	(22,291.7)
Others	2,127.4	2,225.0	606.4	(6,419.8)	931.2	818.0	808.2	(1,957.6)	599.8	(1,461.1)
Claims	34,618.5	40,934.6	37,803.3	36,948.4	64,762.8	34,459.2	28,314.0	45,194.0	172,730.0	150,304.9
Technical Income	**12,688.2**	**10,726.5**	**17,438.5**	**27,309.6**	**5,268.5**	**23,404.0**	**25,241.7**	**17,241.7**	**71,155.9**	**68,162.8**
Net increase in other technical reserves	4,302.9	3,503.3	4,750.3	7,173.0	2,684.7	4,131.3	4,838.2	3,903.4	15,557.7	19,729.4
GROSS INCOME	**8,385.3**	**7,223.3**	**12,688.3**	**20,136.6**	**2,583.8**	**19,272.7**	**20,403.5**	**13,338.3**	**55,598.2**	**48,433.4**
Net Operating Expenses	**(4,627.8)**	**(3,971.5)**	**(5,923.7)**	**(10,419.4)**	**116.8**	**(9,001.5)**	**(8,454.3)**	**(6,395.6)**	**(23,734.6)**	**(24,942.5)**
Administrative & operating expenses	(4,736.6)	(4,205.7)	(6,032.9)	(10,525.8)	(6.0)	(9,162.7)	(8,660.3)	(6,549.9)	(24,378.9)	(25,500.9)
Personnel expenses	0.0	126.8	1.5	2.0	0.0	0.0	47.7	1.4	49.1	130.2
Depreciation	108.7	107.4	107.7	104.4	122.7	161.2	158.4	152.9	595.2	428.2
OPERATING INCOME	**13,013.1**	**11,194.7**	**18,612.0**	**30,556.0**	**2,467.1**	**28,274.2**	**28,857.7**	**19,733.9**	**79,332.9**	**73,375.9**
Financial Income	**8,192.8**	**7,488.8**	**767.1**	**8,352.3**	**3,583.9**	**(26,750.7)**	**3,585.1**	**4,608.3**	**(14,973.5)**	**24,800.9**
On investments	11,115.3	12,826.7	8,104.7	7,373.1	5,801.2	8,506.5	7,338.7	7,740.0	29,386.4	39,419.8
Investments sales	0.0	258.3	(0.0)	0.0	0.0	(30,600.4)	0.1	1,477.3	(29,123.1)	258.3
Investments revaluation	1,363.0	(2,114.9)	(1,595.0)	4,340.7	5,228.4	(7,094.3)	3,377.2	1,849.4	3,360.7	1,993.8
Others	(42.8)	(537.8)	(891.6)	(13.0)	(332.1)	29.5	11.3	10.6	(280.7)	(1,485.2)
Repos	(415.1)	528.4	(13.2)	432.3	(1,330.9)	7,564.1	(1,623.5)	1,103.1	5,712.8	532.4
REPOMO	(3,827.7)	(3,472.0)	(4,837.8)	(3,780.8)	(5,782.7)	(5,156.1)	(5,518.8)	(7,572.0)	(24,029.6)	(15,918.3)
INCOME BEFORE TAXES	**21,205.9**	**18,683.5**	**19,379.1**	**38,908.3**	**6,051.0**	**1,523.4**	**32,442.8**	**24,342.2**	**64,359.4**	**98,176.8**
Income taxes	6,234.3	7,800.5	10,090.5	15,614.5	8,133.7	(6,074.9)	10,883.1	13,334.9	26,276.8	39,739.9
NET INCOME	14,971.6	10,883.0	9,288.5	23,293.8	(2,082.7)	7,598.3	21,559.7	11,007.3	38,082.6	58,436.9

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000's Constant December 2002 Ps.)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Investments	**491,313.3**	**489,479.9**	**514,176.8**	**550,210.7**	**543,298.1**	**537,823.2**	**571,713.8**	**594,966.3**
Securities	**441,205.6**	**440,299.4**	**459,543.8**	**491,459.6**	**456,808.3**	**446,166.3**	**480,575.7**	**503,113.6**
Government	282,650.6	273,352.0	296,736.0	240,410.3	207,246.6	224,371.5	222,065.3	278,474.8
Private companies	145,627.0	154,959.8	152,470.4	232,350.1	227,913.3	205,661.9	238,166.3	203,106.9
Debt Instruments	15,893.4	13,434.4	12,713.1	93,935.3	91,374.8	70,797.4	104,998.2	13,646.4
Equities	129,733.6	141,525.4	139,757.3	138,414.8	136,538.5	134,864.4	133,168.0	189,460.5
Net unrealized gain on valuation	12,681.3	11,896.5	10,160.6	14,403.0	17,090.7	16,104.2	19,082.7	21,508.2
Interest debtors	246.7	91.1	176.8	4,296.2	4,557.7	28.7	1,261.4	23.8
Loans	**24,484.3**	**23,624.0**	**29,143.3**	**33,328.2**	**54,286.0**	**59,580.6**	**58,962.3**	**57,560.2**
Secured	22,984.3	23,624.0	23,716.8	23,554.1	23,774.5	24,405.9	24,037.3	23,272.6
Unsecured	1,492.9	0.0	5,378.8	9,698.8	30,403.0	34,981.0	34,595.8	34,103.3
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	7.1	0.0	47.8	75.3	108.6	193.6	329.2	184.3
Real estate	**25,623.5**	**25,556.6**	**25,489.7**	**25,422.8**	**32,203.7**	**32,076.4**	**32,175.8**	**34,292.4**
Real estate	706.4	699.6	690.9	684.2	7,542.9	7,450.4	7,356.7	7,234.1
Net unrealized gain on valuation	26,130.0	26,136.8	26,145.5	26,152.2	26,161.4	26,253.9	26,549.2	28,786.6
Depreciation	(1,212.9)	(1,279.8)	(1,346.7)	(1,413.5)	(1,500.6)	(1,627.9)	(1,730.0)	(1,728.3)
Investments for labor obligations	**2,100.1**	**1,424.5**	**1,414.2**	**1,357.0**	**1,365.0**	**1,343.3**	**1,333.5**	**1,339.0**
Current assets	**1,007.8**	**2,178.3**	**1,169.6**	**2,705.5**	**1,955.6**	**687.5**	**1,797.7**	**1,554.8**
Cash and banks	1,007.8	2,178.3	1,169.6	2,705.5	1,955.6	687.5	1,797.7	1,554.8
Debtors	**36,850.6**	**39,705.8**	**33,647.0**	**49,366.3**	**27,204.9**	**37,138.0**	**38,164.4**	**37,417.8**
Premium debtors	34,125.6	37,616.6	32,560.7	47,965.0	25,922.9	36,126.4	36,844.4	36,452.8
Agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	451.4	447.0	(15.2)	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,273.5	1,642.3	1,101.4	1,401.3	1,282.0	1,011.6	1,320.1	965.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**20,209.5**	**19,204.0**	**18,016.5**	**21,342.7**	**18,385.0**	**16,046.6**	**13,413.2**	**14,603.4**
Bonding companies	4,009.3	2,924.1	1,930.4	5,987.9	3,816.0	2,349.4	2,847.2	5,368.1
Retained deposits	731.6	694.7	716.7	686.3	666.5	721.7	103.8	103.2
Others	975.7	1,703.5	1,682.3	1,738.4	1,736.7	1,715.4	1,693.9	1,665.6
Participation in rebonding	14,492.8	13,881.6	13,687.1	12,930.2	12,165.8	11,260.0	8,768.3	7,466.5
Other assets	**39,813.9**	**17,115.1**	**21,877.3**	**26,067.4**	**31,901.6**	**15,207.8**	**24,997.9**	**29,753.1**
Furniture and equipment (net)	427.6	390.6	355.2	320.7	289.6	260.0	232.4	206.5
Foreclosed and repossessed assets	1,709.7	1,693.2	1,672.1	1,656.0	1,633.6	1,613.5	1,593.3	1,566.7
Sundry	37,676.5	15,031.2	19,850.0	24,090.7	29,978.5	13,334.2	23,172.3	27,979.9
Total assets	591,295.1	569,107.6	590,301.3	651,049.6	624,110.2	608,246.4	651,420.6	679,634.4

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Technical reserves	**236,311.1**	**231,360.3**	**239,107.1**	**263,556.7**	**235,450.6**	**241,262.5**	**253,811.3**	**257,518.8**
Current bonds	114,093.9	105,650.6	108,635.6	125,921.0	95,134.5	96,790.8	104,494.4	104,293.2
Contingency bonds	122,217.2	125,709.7	130,471.5	137,635.7	140,316.1	144,471.7	149,316.9	153,225.6
Provision for labor obligations at retirement	**1,010.8**	**447.3**	**436.4**	**452.0**	**455.9**	**431.0**	**422.3**	**433.1**
Creditors	**3,377.0**	**4,935.8**	**5,349.3**	**5,037.1**	**3,800.6**	**6,100.2**	**4,444.0**	**8,286.8**
Agents and adjusters	18.3	31.7	191.5	108.8	142.1	59.8	63.1	164.7
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	3,358.6	4,904.1	5,157.8	4,928.3	3,658.5	6,040.4	4,380.9	8,122.1
Rebonders	**27,548.9**	**27,004.1**	**20,565.5**	**15,857.0**	**16,872.9**	**21,281.7**	**19,766.4**	**15,876.8**
Bonding companies	16,523.0	17,107.8	11,034.3	7,723.7	9,280.3	13,507.4	11,997.3	9,612.8
Other participation	11,025.8	9,896.3	9,531.2	8,133.3	7,592.6	7,774.3	7,769.1	6,264.0
Other liabilities	**61,990.9**	**30,397.0**	**40,112.3**	**57,758.3**	**60,729.7**	**24,546.8**	**36,568.1**	**49,393.9**
Provision for employee profit sharing & incured income Tax	52,436.2	21,311.6	31,618.8	44,151.4	53,135.8	16,930.4	25,280.4	40,729.9
Other liabilities	9,322.1	7,995.4	8,468.5	11,192.7	7,225.2	8,621.8	10,354.0	8,664.1
Deferred credits	232.6	1,089.9	24.9	2,414.2	368.7	(1,005.4)	933.6	0.0
Total liabilities	**330,238.6**	**294,144.5**	**305,570.6**	**342,660.9**	**317,309.6**	**293,622.2**	**315,012.1**	**331,509.4**
Stockholders' equity								
Paid in capital	**97,136.7**	**100,378.9**	**100,378.9**	**100,378.9**	**100,378.9**	**104,961.9**	**104,962.0**	**104,962.0**
Capital stock	132,773.0	136,015.3	136,015.2	136,015.3	136,015.3	140,598.2	140,598.4	140,598.4
(-)Unsubscribed capital	(35,636.4)	(35,636.4)	(35,636.3)	(35,636.4)	(35,636.4)	(35,636.3)	(35,636.4)	(35,636.4)
Reserves	**49,549.2**	**49,549.2**	**49,549.1**	**49,549.2**	**49,549.2**	**55,392.8**	**55,392.9**	**55,392.9**
legal	49,549.2	49,549.2	49,549.1	49,549.2	49,549.2	55,392.8	55,392.9	55,392.9
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	0.0	3,027.0	3,509.5	3,876.9	4,394.9	4,603.3	4,603.4	3,057.9
Subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings	221,448.0	218,205.8	218,205.6	218,205.8	276,642.6	266,216.0	266,216.3	266,216.3
Net income	14,971.6	25,854.6	35,143.1	58,436.9	(2,082.7)	5,515.6	27,075.3	38,082.6
Excess (insufficient) on Stockholders' actualization	(122,049.0)	(122,052.3)	(122,055.6)	(122,058.9)	(122,082.4)	(122,065.5)	(121,841.3)	(119,586.6)
Total stockholders' equity	**261,056.4**	**274,963.2**	**284,730.7**	**308,388.7**	**306,800.6**	**314,624.2**	**336,408.5**	**348,125.0**
Total liabilities and stockholders' equity	**591,295.1**	**569,107.6**	**590,301.3**	**651,049.6**	**624,110.2**	**608,246.4**	**651,420.6**	**679,634.4**

EXHIBIT T

First quarter, 2003
Consolidated Report

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-53-25-0400Ext. 2 114
faguado@inbursa.com.mx

Miguel Martinez
(52) 55-53-25-0400 Ext.2120
maparra@inbursa.com.mx

Fax: (52) 55-54-47-0809
Internet: www.inbursa.com

INBURSA REPORTS FIRST QUARTER 2003 RESULTS

Mexico City, April 28, 2003.- Grupo Financiero Inbursa reported today results for the first quarter ended March 31, 2003.

HIGHLIGHTS

GFI announces a dividend payment

On April 28, 2003, Grupo Financiero Inbursa's Board meeting resolved a dividend payment of Ps$0.15 per share, to be paid on May 15, 2003.

Grupo Financiero Inbursa: $133.8 MM USD profits under US GAAP in 1Q03.

Under US GAAP GFI posted profits of $133.8 MM USD as of March 2003, that when annualized this result represents 19.7% ROE . This is mainly explained by higher level of operations in the different subsidiaries during the quarter.

Pensiones Inbursa was spun-off from Seguros Inbursa.

During 1Q03, the annuity business was spun-off from Seguros Inbursa trough a new subsidiary called Pensiones Inbursa a totally owned subsidiary of Grupo Financiero Inbursa.

Grupo Televicentro, a Sinca's investment was reallocated into Promotora Inbursa.

Promotora Inbursa, a subsidiary of Pensiones Inbursa acquired Sinca Inbursa's stake in Grupo Televicentro in 1Q03.

Investment Grade for Banco Inbursa.

On April 2nd and March 31st, Banco Inbursa received investment grade from Standard & Poor's (BBB-/A-3) and Fitch (BBB-/BBB). The ratings were based on its good asset quality, strong equity base by international standards and its profitability within a slowly deteriorating economic environment in Mexico.

38.7% growth yoy in Banco Inbursa's loan portfolio while maintaining asset quality and reserve craetions.

Banco Inbursa's loan portfolio stood at $47,675 MM Ps at the end of March 2003, a 38.7% growth relative to 1Q02. When compared 1Q03 vs 4Q02 Banco Inbursa's loan portfolio achieved an increase of 9.0%. Non Performing loans to total loans ratio stood at 1.6% and loan loss provisions to non performing loans reached 5.5 times at the end of March, 2003.

Inbursa CT continue posting strong growth

As of March 2003, Inbursa CT reached $6,384.7 MM Ps, representing an average deposit of $283,220 Ps per account.

- *All figures included in this report are expresse*
- *This press release is presented under regulati*
- *As required by regulation 1488 of the CNB* ... *earnings. Forex and inflationary effects on the loan portfolio are*
- *There have been no material changes to the* ... *this document are consistent with those presented in the Group*
- *Consolidated figures for Banco Inbursa and f*

[Mexican Stock Exchange]

Call to Grupo Financiero Inbursa, S.A. de C.V.'s Ordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/12/2002 10:20:00.0

Preset:
CONVOCAA

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Annual Ordinary

Date held:
04/29/2002

Place:
Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Mexico City

Time:
10:00 am

Agenda:
AGENDA
ANNUAL ORDINARY

I. Submission, discussion and, as the case may be, approval of the Corporation's Report pursuant to Article 172 of the General Corporation and Partnership Law for the fiscal year ending on December 31, 2001, including the Statutory Auditor's report and the report regarding the Corporation's subsidiaries.
II. Proposal for profit allotment. Resolutions taken.
III. Designation or ratification, as the case may be, of Members Board of Directors, Comptroller, Statutory Auditor and External Auditor of the Corporation.
IV. Determination of the remuneration for members of the Board of Directors, Officers and Statutory Auditor of the Corporation.
V. Submission, discussion and, as the case may be, approval of the Board of Directors' Report pursuant to communication 11-34 of the National Banking and Securities Commission.
VI. Designation of Special Delegates to carry out the formalization of the resolutions adopted by the Meeting.

[Mexican Stock Exchange]

Assistance Requirements:

In order for the shareholders to assist and vote at the Meeting, they must obtain their admission cards at Insurgentes Sur 3500, Primer Piso, Colonia Peña Pobre, Delegación Tlalpan, CP 14060, Mexico City during business hours (9:00am to 5:00pm) (telephones 53 25 05 05 ext. 0472, 0946, 0309). This must be done no later than the day before the Meeting. Therefore, they must prove their legal capacity by the certificates issued by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, and as the case may be, together with lists established by Article 78 of the Securities Exchange Law. The shareholders may be represented by attorneys-in-fact that prove their agency by a proxy granted in the terms of the format prepared by the Corporation pursuant to Article 22 of the Law Regulating Financial Institutions. As of this date, said formats and relevant documents with the issues on the agenda are available, immediately and free, to the shareholders or their attorneys-in-fact. The latter shall have the issues addressed in the Agenda.

EXHIBIT D

Public notice of the Company's ordinary shareholders' meeting, dated April 29, 2003

[Mexican Stock Exchange]

Call to Grupo Financiero Inbursa, S.A. de C.V.'s Ordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/10/2003 14:33:00.0

Preset:
CONVOCAA

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Annual Ordinary

Date held:
04/29/2003

Place:
Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Mexico City

Time:
1:00 pm

Agenda:
AGENDA
ANNUAL ORDINARY

I. Submission, discussion and, as the case may be, approval of the Corporation's Report pursuant to Article 172 of the General Corporation and Partnership Law for the fiscal year ending on December 31, 2002, including the Statutory Auditor's report and the report regarding the Corporation's subsidiaries. c

II. Submission, discussion and, as the case may be, approval of the Corporation's Financial Statements corresponding to the fiscal year ending on December 31, 2002, as well as the discussion and, as the case may be, approval of the proposal for profit allotment . Resolutions taken.

III. Discussion and, as the case may be, designation and/or ratification of the members of the Board of Directors, Statutory Auditors and Secretary of the Corporation. Resolutions taken.

IV. Determination of the remuneration for members of the Board of Directors, Statutory Auditor and Secretary of the Corporation.

V. Discussion and, as the case may be, approval of the designation and/or ratification of the Corporation's Set off and Evaluation Committee, Finance and Planning Committee and Audit Committee. Resolutions taken.

VI. Determination of the remuneration for members of the aforementioned Committees. Resolutions taken.

VII. Report on the Corporation's Policies Regarding the Purchase and Placing of Shares and discussion and, as the case may be, approval of the report regarding the repurchase of shares by the Corporation pursuant to Article 14 B 3, Section I of the Stock Exchange Law. Discussion and, as the case may be, approval of the maximum amount of funds that may be allotted for the purchase of its own shares during the 2003 fiscal year. Resolutions taken.

VIII. Designation of Special Delegates to carry out the formalization of the resolutions adopted by the Meeting.

Assistance Requirements:

In order for the shareholders to assist and vote at the Meeting, they must obtain their admission cards at Insurgentes Sur 3500, Primer Piso, Colonia Peña Pobre, Delegación Tlalpan, CP 14060, Mexico City during business hours (9:00am to 5:00pm) (telephones 53 25 05 05 ext. 0946). This must be done no later than April 23, 2003. Therefore, they must prove their legal capacity by the certificates issued by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, and as the case may be, together with lists established by Article 78 of the Securities Exchange Law. The shareholders may be represented by attorneys-in-fact that prove their agency by a proxy granted in the terms of the format prepared by the Corporation pursuant to Article 22 of the Law Regulating Financial Institutions and 14B 3 of the Securities Exchange Law.

As of this date, said formats and relevant documents are available, immediately and free, to the shareholders or their attorneys-in-fact. The latter shall have the issues addressed in the Agenda.

EXHIBIT E

Public notice of the Company's extraordinary shareholders' meeting, dated April 29, 2002

[Mexican Stock Exchange]

Call to Grupo Financiero Inbursa, S.A. de C.V.'s Extraordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/12/2002 16:00.0

Preset:
CONVEXTR

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Extraordinary

Date held:
04/29/2002

Place:
Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, Mexico City

Time:
9:00 am

Agenda:
AGENDA
EXTRAORDINARY SHAREHOLDERS' MEETING

I. Report regarding the split of Seguros Inbursa, S.A., Grupo Financiero Inbursa and other proceedings carried out for said corporation's corporate restructuring. Resolutions taken.
II. As a result of the split referred to in the first issue on the agenda, a proposal to incorporate Pensiones Inbursa,S.A. (the corporation split form Seguros Inbursa, S.A.) to Grupo Financiero that controls said Corporation.
III. Proposal to modify Article 2 of the Bylaws in order to incorporate Pensiones Inbursa,S.A. to Grupo Financiero that controls said Corporation.
IV. Proposal to enter a Sole Liability Agreement with Pensiones Inbursa,S.A. to incorporate to Grupo Financiero that controls said Corporation.
Designation of Special Delegates in order to formalize the resolutions taken at the Meeting. Resolutions taken.

Assistance Requirements:
In order for the shareholders to assist and vote at the Meeting, they must obtain their admission cards at Insurgentes Sur 3500, Primer Piso, Colonia Peña Pobre, Delegación Tlalpan, Distrito Federal, Mexico during business hours (9:00am to 5:00pm) (telephones 53 25 05 05 ext. 0309, 0338, 0946). This must be done no later than three

days before the Meeting. Therefore, they must prove their legal capacity by the certificates issued by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, and as the case may be, together with lists established by Article 78 of the Securities Exchange Law. The shareholders may be represented by attorneys-in-fact that prove their agency by a proxy granted in the terms of the format prepared by the Corporation pursuant to Article 22 of the Law Regulating Financial Institutions and 14B 3 of the Securities Exchange Law. As of this date, said formats and relevant documents are available, immediately and free, to the shareholders or their attorneys-in-fact. The latter shall have the issues addressed in the Agenda.

EXHIBIT F

Public notice of the Company's extraordinary shareholders' meeting, dated April 29, 2003[1]

[1] Please note that the English translation of this document states that the "Date held" was April 10, 2003. This reflects an error in the Spanish original. As described in this entry, the meeting was held on April 29, 2003.

[Mexican Stock Exchange]

Call to Grupo Financiero Inbursa, S.A. de C.V.'s Extraordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/10/2003 14:35:00.0

Preset:
CONVEXTR

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Extraordinary

Date held:
04/10/2003

Place:
Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, Mexico City

Time:
1:30 pm

Agenda:
EXTRAORDINARY SHAREHOLDERS' MEETING
AGENDA

I. Proposal to amend the Bylaws in order to adapt them to various legal provisions in force and effect. Resolutions taken.
II. Revision of the Corporation's Bylaws. Resolutions taken.
III. Designation of Special Delegates in order to formalize the resolutions taken at the Meeting.

Assistance Requirements:
In order for the shareholders to assist and vote at the Meeting, they must obtain their admission cards at Insurgentes Sur 3500, Primer Piso, Colonia Peña Pobre, Delegación Tlalpan, CP 14060, Mexico City during business hours (9:00am to 5:00pm) (telephones 53 25 04 00 ext. 0946). The admission cards will be issued to shareholders that timely request them and prove their legal capacity by the certificates issued by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, and as the case may be, together with lists established by Article 78 of the Securities Exchange Law. The shareholders may be represented by attorneys-in-fact that prove their agency by a proxy granted in the terms of the format prepared by the Corporation pursuant to Article 22 of the Law Regulating Financial Institutions and 14B 3 of the Securities Exchange Law.

[Mexican Stock Exchange]

As of this date, said formats and relevant documents are available, immediately and free, to the shareholders or their attorneys-in-fact. The latter shall have the issues addressed in the Agenda.

EXHIBIT G

Summary of the minutes of the Company's ordinary shareholders' meeting, dated April 29, 2002

[Mexican Stock Exchange]

Resolutions taken by the Grupo Financiero Inbursa, S.A. de C.V.'s Ordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/30/2002 10:04:00.0

Preset:
ACUEORDA

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Annual Ordinary

Date held:
04/29/2002

Assistance percentage:
93.93

Payment Date:

Resolutions:
RESOLUTIONS ADOPTED BY MAJORITY OF VOTES AT THE ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 29, 2002.

The Board of Director's report regarding the Corporation's start-up and operations was submitted and approved for the fiscal year ending December 31, 2001. The Statutory Auditor's report regarding the Corporation's Financial Statements as of December 31, 2001 was submitted, approved and attached to the minutes of the meeting. Grupo Financiero Inbursa, S.A. de C.V.'s Financial Statements as of December 31, 2001 were submitted and approved. The information concerning the Corporation's subsidiaries for the fiscal year ending December 31, 2000 was duly noted and the file was attached to the Minutes of the Meeting in the terms of the audited Financial Statements. The Corporation's Board of Director's performance, issues and acts carried out were approved and ratified for the fiscal year ending December 31, 2001. The following allotment of financial earnings was approved: amounts in thousands of Mexican pesos, the Balance of financial earnings before 2000: $22,328,599 plus $1,121,473. The net profit for the 2001 fiscal year pursuant to the audited financial statements as of December 31, 2001: $1,497,915 2.Excess (insufficient) inflation adjusted capital and valuation effects in subsidiaries due to re-expression ($14,193,269). The balance of accruable profits was $10,754,718. It was resolved that the balance of the aforementioned accruable profits, that is to say, the amount in thousands of pesos,

$10,754,718, was placed at the Meeting and/or Board of Directors' disposal. Furthermore, the aforementioned Meeting and/or Board of Directors were granted ample authorities in order to completely or partially allot in the manner and terms as deemed appropriate. Let the appropriate accounting records be kept due to the profit allotment stated in the resolutions above. The Chairman's report regarding acquisition and placement of securities pursuant to communication 11-34 was duly noted. Furthermore, it was resolved to ratify the amount of the capital stock that could be used to purchase its own shares up to an amount of no more that $135,000,000.00 of the capital stock, affecting $1,250, 000,000.00 of the net profits. However, the sum of the monies that are allotted for these kinds of operations shall be more than the total balance of the Corporation's net profit, including those withheld. It was resolved that the Corporation's Board of Directors shall be comprised of eight Directors and eight Alternate Directors. Five of the Directors and five of the Alternate Directors are independent. It was resolved to ratify the current members of the Board of Directors, except for Mssrs. Antonio Cosio Ariño, Carlos Fernández González, Elmer Franco Macías and Ms. Amparo Espinosa Rugarcía. Mr. Antonio Cosío Pando was appointed one of the independent Alternate Directors. Therefore, the Board of Directors is comprised of the following manner: as DIRECTORS, Mssrs. Carlos Slim Helu, Marco Antonio Slim Domit, Eduardo Valdes Acra; as INDEPENDENT DIRECTORS Mssrs. José A. Chedraui Obeso, Juan Antonio Pérez Simón, Claudio X. González Laporte, Agustín Franco Macías, David Ibarra Muñoz; as ALTERNATE DIRECTORS Mssrs. Humberto Gutiérrez-Olvera Z, Héctor Slim Seade and Javier Foncerrada Izquierdo; as INDEPENDENT ALTERNATE DIRECTORS Mssrs. Fernando G. Chico Pardo, Guillermo Gutiérrez Saldivar, Antonio Cosío Pando and Ms. Ángeles Espinosa Iglesias. It was resolved and registered that Mssrs. Carlos Slim Helú, Marco Antonio Slim Domit and Eduardo Valdés Acra will continue performing their current duties, Honorary Chairman for Life, Chairman and Vicepresident of the Board of Directors, respectively. It was resolved to ratify Mr. Raúl Humberto Zepeda Ruiz as Secretary of the Board of Directors.

It was resolved to ratify Mr. Alberto Tiburcio Celorio as Statutory Auditor and Mr. Victor Aguilar Villalobos as Assistant Statutory Auditor of the Board of Directors and therefore comprised the Corporation's Audit Committee. The members of the Set off and Evaluation, Audit and Finance and Planning Committees, created on March 27, 2000, were also ratifies since they were ratified as Directors.

The minutes of the Shareholders Meeting are available to the shareholders at Insurgentes Sur 3500, Primer Piso, Colonia Peña Pobre, Código Postal 11000, Distrito Federal.

	March '03
Employees	3,558
# clients	6.4MM
Points of attention (Physical presence)	169
ATM's	671
Sales force	5,863

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

Mkt Value/Book Value	0.83
Stock price USD (Mar'03)	0.75
EPS (USD)	0.04
Outstanding shares ('000)	3,014,798
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM USD	1Q03 $	1Q03 %	4Q02 $	% chg vs. 4Q02	1Q02 $	% chg vs. 1Q02
Banco Inbursa	71.4	53%	37.9	89%	77.8	-8%
Operadora	3.5	3%	3.0	18%	7.6	-54%
Seguros	54.1	40%	66.5	-19%	22.6	139%
Pensiones	0.8	1%	N.A.	N.A.	N.A.	N.A.
Fianzas	2.1	2%	0.9	133%	1.3	60%
Inversora	1.2	1%	(2.6)	N.A.	4.8	-76%
Others	0.8	1%	1.5	-50%	(0.6)	N.A.
Total	**133.8**	**100%**	**107.2**	**25%**	**113.4**	**18%**

- *Under US GAAP, Grupo Financiero Inbursa posted profits of $133.8 MM USD, 25% increase relative to 4Q02, and 18% relative to 1Q02. This result is mainly explained by higher operational volumes in the different subsidiaries as well as better market conditions during the quarter.*

Investment by Company

MM USD	1Q03 $	1Q03 %	4Q02 $	% chg vs. 4Q02	1Q02 $	% chg vs. 1Q02
Banco Inbursa	1,974.0	73%	1,999.0	-1%	2,313.5	-15%
Operadora	41.2	2%	38.9	6%	39.8	4%
Seguros	331.1	12%	511.4	-35%	515.9	-36%
Pensiones	222.1	8%	N.A.	N.A.	N.A.	N.A.
Fianzas	49.0	2%	47.7	3%	45.0	9%
Inversora	69.5	3%	70.1	-1%	76.4	-9%
Others	24.3	1%	49.9	-51%	5.1	375%
Total	**2,711.1**	**100%**	**2,716.9**	**0%**	**2,995.8**	**-10%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,711.1 MM USD under US GAAP vs $2,756.9 reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

- *If compared 1Q03 vs 4Q02 and 1Q02, under US GAAP, Stockholders' Equity remain flat and decrease 10%, respectively.*

GFINBUR"O"
(Stock Price)


8.6
8.5
8.7
8.1
8.1
8.1
O'02
N'02
D'02
E'03
F'03
M'03

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	0.82
Stock price (Mar'03)	8.10
Outstanding shares ('000)	3,014,798
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM Ps.	1Q03 $	1Q03 %	4Q02 $	% chg vs. 4Q02	1Q02 $	% chg vs. 1Q02
Banco Inbursa	443.1	56%	(16.6)	N.A.	1,977.8	-78%
Operadora	33.6	4%	23.9	41%	69.7	-52%
Seguros	85.4	11%	257.3	-67%	148.3	-42%
Pensiones	191.6	24%	N.A.	N.A.	N.A.	N.A.
Fianzas	17.6	2%	11.2	58%	(2.1)	N.A.
Inversora	9.2	1%	(36.1)	N.A.	41.1	-78%
Others	4.3	1%	1.8	133%	(0.5)	N.A.
Total	**784.9**	**100%**	**241.5**	**225%**	**2,234.3**	**-65%**

Total monetary position adjustment for Grupo Financiero Inbursa was $545.1 MM Ps during 1Q03.

- ***Grupo Financiero Inbursa*** *posted $784.9 MM Ps profits during the first quarter of 2003 vs $241.5 MM Ps profits in 4Q02, 225% increase. This result is mainly explained by higher operational volumes in the different subsidiaries and better market conditions during the quarter.*

Free Cash Flow

	MM Constant Ps. as of March, 2003	**1999**	**2000**	**2001**	**2002**	**1Q02**	**1Q03**
+	Interest Income	13,383.2	9,563.2	8,183.1	8,030.7	1,659.2	3,020.3
-	Interest Expense	10,292.1	6,371.3	4,882.2	4,754.6	1,118.3	2,271.2
=	**Financial Margin**	**3,091.1**	**3,191.9**	**3,300.9**	**3,276.1**	**540.8**	**749.1**
-	Unrealized gains/losses (net of deferred taxes)	3,377.4	521.9	443.4	31.1	580.3	137.8
-	General Expenses	953.2	1,056.3	1,342.2	1,297.6	366.2	299.3
+	Commissions & Fees	537.6	1,472.5	981.4	691.4	196.0	194.9
+	Patrimonial Reserves Creations	442.3	244.5	675.6	645.2	. 266.4	50.4
+	Subsidiaries Income	2,383.1	215.6	43.6	371.8	220.6	670.6
-	Taxes	857.6	1,326.6	509.6	352.9	73.6	127.6
=	**Free Cash Flow**	**1,265.9**	**2,219.7**	**2,706.3**	**3,303.0**	**203.8**	**1,100.3**

- *Free Cash Flow of* ***Grupo Financiero Inbursa*** *stood at $1,100.3 MM Ps as of March, 2003, 440% increase relative to 1Q02. This result is mainly explained by the increase in financial margin, less general expenses as well as higher income coming from Subsidiaries during the quarter.*

Investment by Company

MM Ps.	1Q03 $	1Q03 %	4Q02 $	% chg vs. 4Q02	1Q02 $	% chg vs. 1Q02
Banco Inbursa	24,155.2	81%	23,734.6	2%	24,125.1	0%
Operadora	444.2	1%	411.2	8%	378.8	17%
Seguros	1,808.7	6%	3,343.3	-46%	3,222.5	-44%
Pensiones	1,820.5	6%	N.A.	N.A.	N.A.	N.A.
Fianzas	370.4	1%	352.7	5%	310.8	19%
Inversora	755.7	3%	747.9	1%	727.3	4%
Others	389.4	1%	527.1	-26%	51.2	660%
Total	**29,744.0**	**100%**	**29,116.8**	**2%**	**28,815.8**	**3%**

- *Stockholders' equity of Grupo Financiero Inbursa reached $29,744.0 MM Ps in 1Q03, 2% and 3% increase relative to 4Q02 and 1Q02, respectively. It is worth to recall that during 2002, Grupo Financiero Inbursa bought back of 43.6 MM shares that represented $329.8 MM Ps.*

- *In the period Jan-Mar 2003, Grupo Financiero Inbursa bought back 17.5 MM shares representing $123.2 MM Ps.*

Sources & Uses of Funds
(MM Ps as of March 2003)

	SOURCES					
	Stockholders' Equity	**Debt**	**Reserves**	**Deferred Taxes**	**Other Liabilities**	**Total**
Banco Inbursa	24,155.2	51,583.4	4,179.9	180.6	6,873.4	**86,972.5**
Seguros Inbursa	1,808.7	-	10,544.7	81.3	1,237.1	**13,671.7**
Pensiones Inbursa	1,820.5	-	11,388.8	-	75.0	**13,284.3**
Inversora Bursátil	755.7	-	-	9.0	96.5	**861.1**
Operadora Inbursa	444.2	-	-	17.7	13.6	**475.4**
Fianzas G-Inbursa	370.4	-	281.2	-	49.6	**701.2**
Others	389.4	-	-	-	73.2	**462.6**
TOTAL	**29,744.0**	**51,583.4**	**26,394.7**	**288.5**	**8,418.3**	**116,428.8**

	USES					
	Investment* Portfolio	**Loan Portfolio**	**Fixed Income MM Portfolio**	**Fixed Assets**	**Other Assets**	**Total**
Banco Inbursa	5,727.4	47,674.6	21,501.5	213.7	11,855.2	**86,972.5**
Seguros Inbursa	530.1	384.3	8,035.7	926.4	3,795.1	**13,671.7**
Pensiones Inbursa	1,776.3	-	11,301.2	-	206.8	**13,284.3**
Inversora Bursátil	139.3	-	625.1	39.9	56.8	**861.1**
Operadora Inbursa	63.7	-	380.8	-	30.8	**475.4**
Fianzas G-Inbursa	234.3	38.3	336.9	36.4	55.3	**701.2**
Others	10.7	4.1	-	92.5	355.3	**462.6**
TOTAL	**8,481.9**	**48,105.4**	**42,181.4**	**1,308.9**	**16,355.4**	**116,428.8**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $49,906.0 MM Ps

Assets in Custody: $614,283.2 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	1Q03 MM USD	4Q02 MM USD	1Q02 MM USD
Net income under CNBV GAAP	46.5	2.4	205.5
Adjustments on monetary positions	26.1	37.1	21.6
Adjustments on deferred liabilities	(3.1)	(4.6)	(153.2)
Others	1.9	3.0	4.0
Net Increase	24.9	35.4	(127.7)
Net Income Under US GAAP	**71.4**	**37.9**	**77.8**

- *Under US GAAP Banco Inbursa posted profits of $71.4 MM USD during 1Q03 compared with $46.5 MM USD under the CNBV rules, $24.9 MM USD more. This result is mainly explained by add-backs on monetary positions and other adjustments of $26.1 MM USD and $1.9 MM USD, respectively, and deductions of $3.1 MM USD from adjustments on deferred liabilities.*

Stockholders' Equity

	1Q03 MM USD	4Q02 MM USD	1Q02 MM USD
Stockholders´equity under CNBV GAAP	2,238.9	2,244.0	2,532.9
Securities Valuation Adjustments	41.2	38.4	425.5
Deferred Taxes	(277.7)	(236.0)	(384.5)
Derivates	(14.7)	(11.1)	(260.3)
Others	(13.7)	(36.3)	0.0
Stockholders´Equity Under US GAAP	**1,974.0**	**1,999.0**	**2,313.5**

- *Stockholders' equity resulted in $1,974.0 MM USD under US GAAP in 1Q03. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,238.9 MM USD, $265 MM USD more. The difference is basically explained by $41.2 MM USD add back coming from Securities valuation adjustments and deductions of $277.7 MM USD, $14.7 MM USD and $13.7 MM USD from adjustments on Deferred Taxes, Derivatives and other adjustments, respectively.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted $443.1 MM Ps profits during 1Q03, compared with $16.6 MM Ps losses in 4Q02. This result is mainly explained by less monetary position adjustments, better market conditions and the reduction of 18.3% of non-interest expenses, it is worth to mention that the important reserves creations during the quarter was compensated with the extraordinary income due to the Sinca's reallocation stake of Televicentro into Promotora Inbursa. When compared with 1Q02, net income decreased 78% due to the extraordinary income explained by the reverse of deferred taxes. If adjusted by this effect net income would have been $323.7 MM Ps in 1Q02, 36.7% less than the obtained in 1Q03.

As of March 2003, Demand Deposits were $8,029 MM Ps, 37% increase relative to 4Q02. This result is mainly explained by the Inbursa CT account.

This amount represents 18.9% of total funding as of March 2003.

Financial Margin

Less monetary position adjustments, the increase in the loan portfolio as well as wider spreads due to higher levels of interest rates in Mexico are the main reasons behind the 82.5% increase in Financial Margin when compared 1Q03 vs 1Q02.

Risk Adjusted Net Interest Income

MM Ps	1Q03	4Q02	1Q02
Interest Income	**2,257.4**	**2,005.4**	**1,412.6**
Interest on loans & securities	1,433.3	1,490.2	955.8
Repo's interest income	824.1	450.6	422.9
Commissions & Fees	0.0	64.7	33.9
Interest Expenses	**(1,455.2)**	**(1,006.8)**	**(899.3)**
Interest on deposits & funding	(633.2)	(573.7)	(463.8)
Repo's interest expense	(822.0)	(427.3)	(435.5)
Commissions & Fees	(0.0)	(5.9)	(0.0)
REPOMO	(107.3)	(262.0)	(132.6)
Financial Margin	**694.9**	**736.6**	**380.7**
Loan Loss Reserves (Net)	(303.1)	(129.9)	(719.2)
Risk Adjusted Net Interest Income	**391.7**	**606.7**	**(338.5)**

Market Related Income

Market related income reached $82.6 MM Ps profits during 1Q03, compared with $259.2 MM Ps losses in 4Q02. This result is mainly explained by better market conditions.

MM Ps	1Q03	4Q02	1Q02
Financial Instruments Negotiable	(46.8)	(322.1)	678.4
Repos	8.6	10.1	8.3
Securities Purchases and Sales	362.7	896.4	175.3
Derivate Instruments	(241.9)	(843.6)	(64.0)
Total	**82.6**	**(259.2)**	**798.0**

Loan Loss Reserves

Loan loss reserves increased $303.1 MM Ps during the first quarter of 2003, reaching an accumulated amount of $4,179.9 MM Ps at the end of March, 2003, this amount represents 5.5 times non-performing loans which represented 1.6% of the total loan portfolio during the quarter.

Non Interest Expenses

Administrative and promotion expenses increased 14.1% in 1Q03 relative to 1Q02. This result was explained by the increase of 37..6% in administrative expenses.

Administrative and Promotion Expenses

MM Ps	1Q03	4Q02	1Q02
Personnel	22.0	28.8	29.4
Administrative Expenses	169.5	225.8	123.2
Contributions to IPAB	32.7	27.3	41.6
Depreciations and Amortizations	27.3	25.9	26.3
Administrative and Promotion Expenses	**251.5**	**307.9**	**220.5**

- ***Figures in this report are unaudited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2002 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries shew an extraordinary income coming from the reallocation of the Televicentro's stake sold by Sinca Inbursa to Promotora Inbursa, a subsidiary of Pensiones Inbursa that is totally owned by Grupo Financiero Inbursa. This investment reallocation took place during the first quarter of 2003.

Loan Portfolio and Asset Quality

Loan portfolio stood at $47,675 MM Ps at the end of March, 2003 a 38.7% increase relative to the same period of the previous year. When compared 1Q03 vs 4Q02, loan portfolio increased 9.0%.

This results was achieved by increasing market share.

Loan loss reserves grew from $3,518 MM Ps in 1Q02 to $4,180 MM Ps in 1Q03, 18.8%..

This amount represented a 5.5 times coverage relative to past due loans.

Banco Inbursa Selected Ratios

	Mar-03	Mar-02	System Dec '02
Loans / Total Assets	64.4%	61.4%	58.8%
NPL / Loan Portfolio	1.6%	0.9%	4.6%
LLR / NPL (times)	5.5	11.4	1.4
Op. Cost / Fin. Margin + Other Inc	27.6%	48.2%	93.1%

Non Performing Loans

Non Performing loans increased 3.7% in 1Q03 relative to 4Q02. This increase was mainly due to the cpyment delay of a client.

The total amount of loans are recorded as non perform on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of March 2003, these loans represented $288 MM Ps.

Income Statement Selected Figures

MM Ps	1Q03	4Q02	1Q02
OTHER EXPENSES / INCOME	**(133.5)**	**(119.9)**	**(57.2)**
Charge Offs	(11.8)	(0.5)	(0.1)
Recoveries	0.0	(6.0)	(5.3)
Repomo	(154.0)	(170.4)	(89.0)
Other Income	32.3	57.0	37.1
EARNINGS FROM SUBSIDIARIES	**369.1**	**(62.3)**	**62.1**
Sinca Inbursa	361.1	(73.2)	54.1
Siefore Inbursa	8.0	11.0	7.9
MONETARY POSITION RESULTS	**261.3**	**432.3**	**221.5**
Repomo - Margin	107.3	262.0	132.6
Repomo - Other expenses	154.0	170.4	89.0

Loan Portfolio

MM Ps	1Q03	%	4Q02	%	1Q02	%
TOTAL LOAN PORTFOLIO	**47,675**	**100%**	**43,740**	**100%**	**34,374**	**100%**
Commercial	42,948	90%	39,770	91%	32,526	95%
Financial Institutions	3,869	8%	3,063	7%	825	2%
Consumer	8	0%	6	0%	2	0%
Housing	88	0%	156	0%	663	2%
Federal Government	0	0%	0	0%	50	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
NON PERFORMING LOANS	**762**	**2%**	**744**	**2%**	**308**	**1%**
LOAN LOSS RESERVES	**4,180**	**9%**	**3,897**	**9%**	**3,518**	**10%**

	1Q03	4Q02	1Q02
Pesos	44%	50%	68%
USD	56%	50%	32%
Secured *	75%	75%	77%
Unsecured	25%	25%	23%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL December 31, 2002	**734.79**	
- Decreases in NPL	**78.31**	**100.0%**
* Recoveries & Restructures	78.31	100.0%
* Write Offs	0.00	0.0%
+ Increases in NPL	**105.74**	**100.0%**
* Exchange rate effects	11.94	11.3%
* New NPL	93.80	88.7%
NPL March 31, 2003	**762.22**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 13.3% market share as of December 2002, representing an increase of 310 basis points when compared with the same period of the previous year. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Capitalization

Banco Inbursa remains as one of the best capitalized banks in Mexico with a 26.8% TIER 1 Capital ratio as of March, 2003, 2 times higher than the obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of March 2003, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $75.2 MM Ps with its September 2002 portfolio which would have represented 0.37% of its December 2002 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Steel 5%
Food 3%
Retailing 14%
Textile 3%
Media and Entreteinment 20%
Infraestructure and Housing Development 4%
Transport 10%
Manufactures 24%
Others 5%
Services 12%

Capitalization Ratio

MM Ps as of March, 2003	Mar '03	Dic '02	Mar '02	Mkt. Avg. Dic '02
Credit Risk Assets	**46,730.3**	**41,215.5**	**40,985.0**	**759,381.1**
Tier 1 Capital	45.2%	50.5%	50.0%	18.7%
Net Capital	46.4%	51.7%	51.3%	21.1%
Credit & Portfolio Risk Assets	**78,747.8**	**67,287.0**	**77,718.4**	**1,028,984.1**
Tier 1 Capital	26.8%	31.0%	26.4%	13.8%
Net Capital	27.6%	31.7%	27.0%	15.6%

Value at Risk * 1Q03 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	51,216.4	(101.6)	-0.49%
Equity	991.7	(116.8)	-0.57%
Banco Inbursa	52,208.1	(75.2)	-0.37%
TIER 1 CAPITAL [2]	20,556.3		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 1Q03 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	26,357.4	612.5	2,615.7	9.92%	4.27
MXP	18,488.5	149.6	1,181.9	6.39%	7.90
UDI´s*	2,066.5	0.2	382.3	18.50%	2,111.97
Total	**46,912.4**	**762.2**	**4,179.9**	**8.91%**	**5.48**

** Both figures, USD and UDI´s are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa posted $34.5 MM Ps profits in Jan-Mar 2003 a 28% decrease relative to the same period of 2002. This result is mainly explained by lower commission income due to the decrease in real interest rates. Relative to 4Q02, in 1Q03 Afore Inbursa registered an increase of 27% in net income mainly due to less monetary position and deferred taxes adjustments .

Affiliate Base & Assets Under Management

Assets under management reached $25,178.9 MM Ps as of March 2003 a 22% increase relative to the same period of 2001 and a 6% increase vs 4Q02.

Affiliate base was increased by 818,246 new clients in 1Q03 relative to 1Q02, this is mainly explained by the distribution of Banco de Mexico that took place during the year.These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked the first. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

When compared with 4Q02, Afore Inbursa's affiliate base decreased 2%.

The average minimum wages/affiliate ratio was 5.34 as of March 2003, compared with 3.86 market average.

Voluntary Savings

Voluntary savings (net) managed by Afore Inbursa decreased 4.6% in 1Q03 relative to 4Q02 reaching $163.4 MM Ps. The decrease is explained by the reduction in the economic activity. Afore Inbursa's voluntary savings represents a 9.9% market share.

Stockholders' Equity

Stockholders' equity decreased from $686.7 MM Ps in 1Q02 to $516.0 MM Ps in 1Q03 a 25% decrease. This is mainly explained by the $250 MM Ps stockholders' reduction in May 2002.

When compared with 4Q02 stockholders' equity increased 6.5%.

Selected Figures

MM Ps	1Q03	4Q02	1Q02
Comission Income	87.9	93.3	106.1
Total General Expenses	**(37.0)**	**(32.8)**	**(32.3)**
Administrative Expenses	(16.6)	(20.9)	(20.2)
Operating Expenses	(14.5)	(7.3)	(12.1)
Promotion Expenses	(5.9)	(4.6)	(0.0)
Depreciation & Amo rtization	(3.2)	(3.1)	(3.9)
Operating Income	47.6	57.4	69.8
Other Income	0.9	0.6	5.6
REPOMO	(4.9)	(7.6)	(6.2)
Net Income	34.5	27.2	47.7
Investments	455.0	416.1	433.9
Fixed Assets	20.8	24.8	28.5
Total Assets	560.4	571.1	777.2
Stockholders' Equity	516.0	484.5	686.7

Affiliate Quality

	1Q03	4Q02	1Q02	Mkt. Share Mar-03
Affiliattes (#)	1,902,745	1,933,297	1,084,499	6.4%
Assets Under Mngmt. (MM Ps)	25,178.9	23,815.3	20,667.3	8.4%

	1Q03	4Q02	1Q02	Mkt. Avg Mar-03
Avg. Min. Wages/Affiliate	5.34	4.28	6.97	3.86
Active Workers/Affiliate	34.1%	31.5%	37.9%	41.5%
ROE*	26.7%	22.0%	27.8%	64.6%

*Anualized


Assets Under Management
1Q01-1Q03
(MM Ps)
15,298.6
16,371.8
18,568.9
19,560.9
20,667.3
20,952.3
22,656.8
23,815.3
25,178.9
CAGR = 6.4%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Principal	91.3%
Banorte Generali	91.2%
XXI	90.7%
Banamex	90.4%
Allianz	90.3%
Tepeyac	89.3%
ING	88.2%
Bancomer	88.1%
Profuturo GNP	87.4%
Santander Mexicano	85.4%
System Average	**90.5%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to March 31, 2003.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, wich was Inbursa as of March 2003.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS & PENSIONES INBURSA Under US GAAP

(MM USD)

Net Income

	Seguros & Pensiones Inbursa 1Q03 MM USD	Seguros & Pensiones Inbursa 4Q02 MM USD	Seguros & Pensiones Inbursa 1Q02 MM USD	Seguros Inbursa 1Q03 MM USD	Pensiones Inbursa 1Q03 MM USD
Net income under CNSF GAAP	25.7	24.3	15.6	7.9	17.8
Reserves Adjustments	(5.1)	(15.4)	9.8	(4.5)	(0.6)
Investments Adjustments	(17.8)	32.5	(19.5)	(6.8)	(11.1)
Deferred Taxes	7.1	(26.8)	(9.3)	30.7	(23.6)
Deferred Acquisition Costs	(0.6)	10.0	(4.5)	(0.7)	0.0
Monetary Positions Adjustments	24.1	34.6	24.4	9.4	14.7
Others	21.5	7.2	6.2	18.0	3.5
Net Increase	29.2	42.2	7.1	46.2	(17.0)
Net Income Under US GAAP	**54.9**	**66.5**	**22.6**	**54.1**	**0.8**

- *Seguros Inbursa's net income reached $54.1 MM USD during 1Q03 under US GAAP, $46.2 MM USD more than those registered under the CNSF rules. This result is mainly explained by $58.1 MM USD add-backs coming from deferred acquisition costs, monetary position adjustments and other adjustments together with $11.9 MM USD deductions in reserves, investments and deferred taxes.*

- *Under US GAAP Pensiones Inbursa posted $0.8 MM USD profits, $17.0 MM USD less than those obtained under the CNSF rules. $35.2 MM USD reserves, investments and deferred taxes deductions, due to the capitalization of Promotora Inbursa, a subsidiary of Pensiones Inbursa, were partially compensated with $18.2 MM USD add-backs coming from monetary position and other adjustments.*

Stockholders' Equity

	Seguros & Pensiones Inbursa 1Q03 MM USD	Seguros & Pensiones Inbursa 4Q02 MM USD	Seguros & Pensiones Inbursa 1Q02 MM USD	Seguros Inbursa 1Q03 MM USD	Pensiones Inbursa 1Q03 MM USD
Stockholders 'equity under CNSF GAAP	336.4	316.1	338.3	167.6	168.7
Adjustments on Assets	459.2	205.3	95.6	73.6	385.7
Deferred Acquisition Cost	138.8	62.4	74.0	59.2	79.5
Fixed Assets	152.7	48.9	48.4	28.1	124.6
Others	167.8	94.1	(26.8)	(13.8)	181.6
Reserves Adjustments	400.3	382.9	422.3	255.6	144.7
Deferred Taxes	(256.2)	(386.1)	(282.0)	(166.6)	(89.6)
Others	(241.9)	(6.8)	(58.3)	0.9	(242.7)
Net Increase	216.8	195.3	177.6	163.4	53.3
Stockholders Equity Under US GAAP	**553.1**	**511.4**	**515.9**	**331.1**	**222.1**

- *Seguros Inbursa's Stockholders' equity resulted $331.1 MM USD under US GAAP in 1Q03 compared with $167.6 MM USD under the CNSF rules. The difference is basically explained by: $73.6 MM USD, $255.6 MM USD add-backs from assets and reserves adjustments, respectively; and deductions of $166.6 MM USD from deferred taxes.*

- *Pensiones Inbursa Stockholders' Equity stood at $222.1 MM USD, that were spun-off from Seguros Inbursa during the quarter. It is worth to mention that $75.7 MM USD out of this equity is invested in Promotora Inbursa.*

SEGUROS INBURSA

(Insurance)

During 1Q03, the annuity business was spun-off from Seguros Inbursa trough a new subsidiary called Pensiones Inbursa a totally owned subsidiary of Grupo Financiero Inbursa. Pensiones Inbursa Stockholders´ Equity stood at $1,820.5 MM Ps as of March, 2003, out of wich $972.2 MM Ps were invested in Promotora Inbursa.

Seguros Inbursa posted $85.4MM Ps profits during 1Q03, compared with $148.8 MM Ps and $101.5 MM Ps in 4Q02 and 1Q02 ,respectively.

Pensiones Inbursa´s net income registered growths of 76.6% and 309.4% in 1Q03 relative to 4Q02 and 1Q02, respectively. This result is explained by lower reserves creations due to the reduction of the market.

Net Income Disclosure

MM Ps	1Q03	4Q02	1Q02
Pensiones Inbursa	191.6	108.5	46.8
Seguros Inbursa	85.4	148.8	101.5
Total	**277.0**	**257.3**	**148.3**

Seguros Inbursa and Pensiones Inbursa Selected Financial Information

	SEGUROS INBURSA		
MM Ps	1Q03	4Q02	1Q02
Direct Premiums	1,457.6	6,098.7	2,172.7
Reserves Provisions	68.2	(2,619.2)	575.6
Technical Income	232.8	47.1	191.8
Net Financial Income	131.0	241.3	195.6
Repomo	(100.9)	(168.9)	(88.0)
Net Income	85.4	148.8	101.5
Assets	13,671.7	14,533.1	13,282.2
Investments	9,798.2	10,070.7	9,822.4
Reserves	10,110.0	9,992.2	9,631.0
Stockholders' Equity	1,808.7	2,555.4	2,448.0

	PENSIONES INBURSA		
MM Ps	1Q03	4Q02	1Q02
Direct Premiums	151.1	189.5	682.0
Reserves Provisions	62.8	138.2	581.7
Technical Income	(91.6)	(127.0)	(121.4)
Net Financial Income	215.1	279.6	190.1
Repomo	(158.7)	(199.9)	(144.3)
Net Income	191.6	108.5	46.8
Assets	13,284.3	12,150.7	11,115.2
Investments	13,077.5	12,134.6	11,085.6
Reserves	11,388.8	11,330.4	10,310.9
Stockholders' Equity	1,820.5	787.8	774.6

Seguros Inbursa´s combined ratio stood at 91.9% as of March, 2003, remaining the most efficient company in the system, while the market average stood at 98.6% as of December 2002.

Total Premiums	Breakdown 1Q03	Growth Rate 1Q03 vs 1Q02	Combined Ratio (Mar ´03)	Combined Ratio (Mkt Avg.) (Dec ´02)
P&C	26%	44%	83.5%	110.4%
Automobile	38%	26%	96.7%	97.6%
Life*	21%	-46%	68.8%	99.9%
Acc. & Health	15%	6%	88.2%	95.6%
Total	**100%**	**-1%**	**91.9%**	**98.6%**

* *Excluding Inbursa CT account for 1Q02*

	RATIOS 1Q03	RATIOS 1Q02	Market AVG Dec ´02
Inv / Assets	71.7%	85.7%	73.8%
Inv / Reserves	0.97	1.05	0.98
Res / Premiums	6.94	6.99	1.29
Combined Ratio	91.9%	90.0%	98.6%

Even though the 77.8% decrease in Direct Premiums in 1Q03 relative to 1Q02, Pensiones Inbursa´s market share stood in 19.6% in the period January -M arch 2003, rating 2nd in the system.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $33.6 MM Ps profits in 1Q03 compared with $23.9 MM Ps in 4Q02. This is mainly explained by higher levels of operations.

Funds under management reached $15,097 MM Ps at the end of the quarter.

Funds Under Management
March 2003

Dinbur
$3.5 bn Ps


CD's
3%
Gov. Bonds
(Nom. Rate)
47%
Gov. Bonds
(Real Rate)
50%

Fonibur
$3.7 bn Ps


Stocks
95%
Gov.
Securities
5%

Fondo Inbursa
$2.5 bn Ps


Gov.
Securities
17%
CD's
4%
Stocks
79%

Inburex
$5.4 bn Ps


Gov. Bonds
(Real Rate)
9%
Long Term
Debt
6%
MTNs
13%
Gov. Bonds
(Nom. Rate)
72%

Mutual Funds
(March, 2003)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	3,510.1	7.65%	6.69%	
INBUREX	Fixed Income	5,372.3	7.71%	6.59%	
INBURSA	Stock´s, Bonds $ M.M.	2,491.5	-7.97%	6.25%	-3.50%
FONIBUR	Stock´s, Bonds $ M.M.	3,723.2	-12.89%	6.25%	

* MSE = Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursátil posted $9.2 MM Ps profits in 1Q03 compared with $36.1 MM Ps losses in 4Q02. This was mainly explained by extraordinary expenses together with less favorable market conditions during 4Q02.

In the first quarter 2003 Inversora Bursatil underwrote $56.3 bn Ps in Commercial Paper, continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps.	1Q03	4Q02	1Q02
Operating Margin	13.8	(67.9)	75.6
Interest Income	2.1	0.1	(4.8)
Net Income	9.2	(36.1)	41.1
Total Assets	895.2	978.9	910.5
Investment Portfolio	724.8	753.6	735.9
Stockholders' Equity	755.7	747.9	727.3
Assets in Custody	360,222.7	339,559.3	418,366.1

FIANZAS GUARDIANA INBURSA
(Bonds)

Fianzas Guardiana Inbursa posted profits of $17.6 MM Ps in 1Q03, compared with $2.1 MM Ps losses in 1Q02. This result is mainly explained by the 41% increase in Direct Premiums.

Direct premiums decreased 3% in 1Q03 relative to 4Q02, explained by a lees dynamic Mexican economy.

Select Figures

MM Ps	1Q03	4Q02	1Q02
Direct Premiums	68.6	70.8	48.6
Technical Income	14.5	17.5	5.3
Earnings From Investments	7.3	7.8	5.3
Monetary Position	(6.2)	(7.7)	(5.9)
Net Income	17.6	11.2	(2.1)
Total Assets	701.2	688.6	632.3
Investments	644.1	602.8	550.5
Reserves	280.8	260.9	238.6
Stockholders' Equity	370.4	352.7	310.8

APPENDIX
US GAAP

Investment by Company

MM USD	1Q03 $	1Q03 %	4Q02 $	% chg vs. 4Q02	1Q02 $	% chg vs. 1Q02
Banco Inbursa	1,974.0	73%	1,999.0	-1%	2,313.5-	15%
Operadora	41.2	2%	38.9	6%	39.8	4%
Seguros	331.1	12%	511.4	-35%	515.9	-36%
Pensiones	222.1	8%	N.A.	N.A.	N.A.	N.A.
Fianzas	49.0	2%	47.7	3%	45.0	9%
Inversora	69.5	3%	70.1	-1%	76.4	-9%
Others	24.3	1%	49.9	-51%	5.1	375%
Total	**2,711.1**	**100%**	**2,716.9**	**0%**	**2,995.8**	**-10%**

Net Income

MM USD	1Q03 $	1Q03 %	4Q02 $	% chg vs. 4Q02	1Q02 $	% chg vs. 1Q02
Banco Inbursa	71.4	53%	37.9	89%	77.8	-8%
Operadora	3.5	3%	3.0	18%	7.6	-54%
Seguros	54.1	40%	66.5	-19%	22.6	139%
Pensiones	0.8	1%	N.A.	N.A.	N.A.	N.A.
Fianzas	2.1	2%	0.9	133%	1.3	60%
Inversora	1.2	1%	(2.6)	N.A.	4.8	-76%
Others	0.8	1%	1.5	-50%	(0.6)	N.A.
Total	**133.8**	**100%**	**107.2**	**25%**	**113.4**	**18%**

Sources & Uses of Funds (MM USD)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,974.0	4,781.5	387.4	225.0	645.8	**8,013.8**
Seguros Inbursa	331.1	-	681.5	179.7	148.5	**1,340.8**
Pensiones Inbursa	222.1	-	910.9	89.6	394.4	**1,617.0**
Inversora Bursátil	69.5	-	-	0.5	12.1	**82.1**
Operadora Inbursa	41.2	-	-	1.6	1.3	**44.1**
Fianzas G-Inbursa	49.0	-	2.9	8.5	4.6	**64.9**
Others	24.3	-	-	-	6.5	**30.7**
TOTAL	**2,711.1**	**4,781.5**	**1,982.7**	**505.1**	**1,213.0**	**11,193.3**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	362.2	4,656.1	1,277.9	14.5	1,703.1	**8,013.8**
Seguros Inbursa	2.4	43.7	787.5	57.7	449.4	**1,340.8**
Pensiones Inbursa	-	-	1,352.3	79.5	185.2	**1,617.0**
Inversora Bursátil	3.7	-	67.2	2.8	8.4	**82.1**
Operadora Inbursa	21.5	-	19.7	-	2.9	**44.1**
Fianzas G-Inbursa	22.8	3.6	30.1	2.1	6.3	**64.9**
Others	1.0	0.4	-	8.2	21.2	**30.7**
TOTAL	**413.5**	**4,704.1**	**3,534.7**	**173.0**	**2,376.5**	**11,193.3**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	1Q03	%	4Q02	%	1Q02	%
TOTAL LOAN PORTFOLIO	**4,419**	**100%**	**4,135**	**100%**	**3,609**	**100%**
Commercial	3,981	90%	3,760	91%	3,415	95%
Financial Institutions	359	8%	290	7%	87	2%
Consumer	1	0%	1	0%	0	0%
Housing	8	0%	15	0%	70	2%
Federal Government	0	0%	0	0%	5	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**71**	**2%**	**70**	**2%**	**32**	**1%**
LOAN LOSS RESERVES	**387**	**9%**	**368**	**9%**	**369**	**10%**

	1Q03	4Q02	1Q02
Pesos	44%	50%	68%
USD	56%	50%	32%
Secured *	75%	75%	77%
Unsecured	25%	25%	23%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of March 31, 2003)

TIER 1 CAPITAL		**21,106**
STOCKHOLDERS' EQUITY		24,155
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	1,421
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,486
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	142
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
TIER 2 CAPITAL		**592**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		592
SUBORDINATED DEBT		-
TIER 1 & 2 CAPITAL		**21,698**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	19,515	1,561
PESO OR UDI REAL INTEREST RATE OPERATIONS	472	38
FOREIGN CURRENCY NOMINAL INTEREST RATE	5,139	411
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	(235)	(19)
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	2,783	223
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	4,344	348
TOTAL	**32,018**	**2,561**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,522	122
GRUOP III (RISK WEIGHT 100 %)	43,523	3,482
SUB-TOTAL	**45,045**	**3,604**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,685	135
TOTAL	**46,730**	**3,738**

INVESTMENT IN SECURITIES
March 31st, 2003
(Constant 000´s Pesos as of March 31, 2003)

TRADING PORTFOLIO	**3,712,490**
Securities	405,333
Securities Issued by Finantial Institutions	94,350
Bonds	2,560,199
Government Securities	324,832
Other Issues (CPO´s)	327,776
SECURITIES HELD FOR SALE	**1,869**
Government Securities	1,869
SECURITIES HOLD TO MATURITY	**89,878**
Bearer Notes	89,878

REPURCHASE PORTFOLIO
March 31st, 2003
(Constant 000´s Pesos as of March 31, 2003)

REPURCHASE AGREEMENTS	**43,194**
Cetes	427
Bondes	42,767
RESELL AGREEMENTS	**34,640**
Cetes	544
Bondes	34,096

DEFERRED TAXES
March 31st, 2003
(Constant 000´s Pesos as of March 31, 2003)

TOTAL DEFERRED TAXES	**179,616**
Foreign Exchange Investments	111,407
Investments	6,624
Stocks	39,113
Permanent Equity Investments	26,686
Repos	4,950
Forwards	46,728
Swaps	(55,892)

LOAN PORTFOLIO
(Constant MM Pesos as of March 31, 2003)

	1Q03	
	PERFORMING LOANS	NON PERFORMINGLOANS
Commercial	42,947	740
Interbank	3,869	21
Consumer	8	-
Mortgages	88	1
Government	-	-
Fobaproa Bonds	-	-
Total	**46,912**	**762**

LOAN PORTFOLIO	1Q03
Total Loan Portfolio	47,674
Loan Loss Reserves	4,180
TOTAL LOAN PORTFOLIO (NET)	**43,494**

DEBTOR SUPPORT PROGRAMS	TOTAL	COST
Dicounts on Mortgages	-	-
Discounts on Agricultural & Fisheries	-	-
Discounts on Small & Medium Size Companies	1	-
Total	1	-

For recently created banks, the cost of bail-out programs is 100% absorbed by the federal government.

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	17,768	2,052	23,148	42,968
Interbank	640	-	3,209	3,849
Consumer	8	-	-	8
Mortgages	73	14	-	87
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	18,489	2,066	26,357	46,912
NON PERFORMING LOANS				
Commercial	149	-	612	761
Mortgages	1	-	-	1
Total Non Permorming Loans	150	0	612	762

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

Loan Loss Reserves at December 31, 2002 (constant million pesos as of March 31, 2003)	**3,890**
- Adjustment for inflation December 2002 - March 2003	44
Loan Loss Reserves at December, 2002 (million nominal pesos)	**3,846**
+ Provisions recorded during the period	303
+ Currency valuation & other	31
Loan Loss Reserves at March 31, 2003.	**4,180**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of March 31, 2003)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**49,906**	**4,180**
Commercial Loans	**46,021**	**4,115**
Risk "A"	30,087	233
Risk "B"	11,753	1,826
Risk "C"	2,895	1,058
Risk "D"	716	430
Risk "E"	570	568
Except Federal Government		
Past Due Interest		
Interbank Loans	**3,866**	**63**
Risk "A"	3,647	19
Risk "B"	219	44
Risk "C"		
Risk "D"		
Risk "E"		
Past Due Interest		
Mortgages Loans	**19**	**0**
Risk "A"	19	0
Risk "B"		
Risk "C"		
Risk "D"		
Risk "E"		
Past Due Interest		
Aditional Reserves		**2**

MM current Ps as of March, 2003

	PORTFOLIO			REQUIRED RESERVES	
Risk	**% of risk**	**Notional**		**% in provision**	**Notional**
A	67.6%	33,753		0% - 0.99%	252
B	24.0%	11,972		1% - 19.99%	1,870
C	5.8%	2,895		20% - 59.99%	1,058
D	1.4%	716		60% - 89.99%	430
E	1.1%	570		90% - 100%	568
Subtotal	**100%**	**49,906**			**4,178**
Plus:			**Plus:**		
Non-Classified portfolio	-	-	Aditional estimates		2
Plus:					
Exceptued portfolio	0.0%	0			
Total Credit Portfolio	**100%**	**49,906**	**Total Reserves**		**4,180**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING MARCH 31,2003, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF DECEMBER 31, 2002. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTSAT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON MARCH 31, 2003.

4.- *IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO* PROVISIONS AS OF MARCH 2003 FOR $96,000 Ps

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $2,267,000 Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF MARCH 2003 FOR $37,000 THAT CORRESPONDS TO RISKS "A".

7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF MARCH 31, 2003.

LONG TERM DEBT

(Constant 000's Pesos as of March '03)

DEPOSITS	Balance		Weighted Rate	
	M.N	USD	M.N	USD
Bank Bonds	1,802	-	7.3%	-

DERIVATIVES INSTRUMENTS

(Constant 000's Pesos as of March '03)

	USD	Pesos
Hedging Derivatives		
Forwards		
Ask	1,360,000.0	-
Bid	450,000.0	-
Transactional Derivatives		
Forwards		
Ask	121,500.0	-
Bid	98,000.0	-
TIIE 28	-	-
TIIE 28	-	-
Futures		
TIIE 28		-
Dollar	25,345.5	-
Pesos	-	-
TOTAL	**1,408,845.5**	**-**

MATURITY	TOTAL
1 to 7 days	28,924
8 days to 1 month	12,676
1 to 3 months	103,813
3 to 6 months	242,613
6 to 9 months	205,637
9 months to 1 year	1,166,767
1 to 2 years	380,478
2 to 3 years	125,579
3 to 4 years	288,320
4 to 5 years	-
5 to 7 years	12,971
7 to 9 years	5,417
more than 9	-
TOTAL	2,573,195

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of March '03)

	March 31,2003
Pesos	1,084,858
USD*	1,488,337
TOTAL	**2,573,195**

BALANCE:

PESOS	Balance	Weighted
Discounts	1,052,754	
Interbanking	32,104	
	1,084,858	**8.06%**

USD*	Balance	Weighted
Loans from foreing banks	1,483,599	
Loans from national banks	4,738	
Discounts		
	1,488,337	**6.56%**

* Figures in USD are expressed in Pesos

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03
Interest Income	94.3	101.4	118.1	125.7	127.1
Interest Expense	46.9	8.6	34.3	95.5	50.4
FINANCIAL MARGIN	**47.4**	**92.8**	**83.8**	**30.2**	**76.7**
Loan Loss Provisions	75.5	5.0	3.8	5.0	30.5
RISK ADJUSTED NII	**(28.1)**	**87.9**	**80.0**	**25.2**	**46.2**
Premiums	186.2	221.9	258.3	805.7	116.5
Comissions & Tariffs	23.5	20.5	14.5	18.5	16.1
Market-Related Income	136.3	22.1	26.1	159.6	87.9
TOTAL OPERATING INCOME	**318.0**	**352.4**	**378.9**	**1,008.9**	**266.7**
Aquisiton Cost	41.4	44.3	33.6	19.0	29.8
Contrctual obligatios & other net Cost	102.4	175.8	225.9	725.3	80.2
Policies dividends	25.7	15.7	15.8	30.4	0.1
Other Insurance & Bond reserves	3.3	3.3	2.0	2.5	3.8
Administrative Expenses	53.5	41.4	53.8	67.7	17.8
OPERATING INCOME	**91.6**	**72.0**	**47.9**	**164.1**	**134.9**
Other Expenses (Products)	(0.2)	(0.1)	0.1	0.7	5.2
NET INCOME BEFORES TAXES	**91.8**	**72.0**	**47.8**	**163.4**	**129.8**
Incurred Income Tax	5.6	41.7	6.5	0.3	25.7
Deferred Income Tax	(17.3)	(14.3)	(1.5)	59.2	14.8
NET INCOME BEFORE SUBSIDIARIES	**103.5**	**44.6**	**42.8**	**103.9**	**89.2**
Participated net income from subs.	10.3	4.5	(1.5)	3.3	44.4
RESULTS FROM CONTINUED OPERATION	**113.8**	**49.1**	**41.2**	**107.2**	**133.6**
NET INCOME	**113.8**	**49.1**	**41.2**	**107.2**	**133.6**
MINORITY INTEREST	**0.4**	**0.1**	**(0.4)**	**0.0**	**(0.1)**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03
Cash & due from Banks	**528.0**	**544.8**	**736.6**	**600.3**	**1,096.7**
Financial Instruments	**3,130.3**	**2,759.4**	**3,166.0**	**2,937.0**	**2,812.0**
Negotiable	1,603.7	1,281.5	1,353.3	1,269.3	1,121.7
For Sale	587.6	565.8	829.9	659.4	698.1
Held to Maturity	939.0	912.0	982.7	1,008.2	992.2
Unlisted Securities	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**14.3**	**12.8**	**12.4**	**12.1**	**11.6**
Repos & Derivatives	**496.4**	**763.8**	**975.9**	**1,221.0**	**828.6**
Repo Operations	4.7	9.1	6.6	5.6	7.3
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0
Derivatives	491.7	754.7	969.3	1,215.4	821.3
LOANS	**3,873.5**	**3,650.3**	**3,475.9**	**4,058.7**	**4,204.2**
Commercial	3,803.7	3,270.4	3,186.8	3,753.7	3,836.8
Interbank	0.0	203.5	260.8	289.6	358.6
Consumer	0.2	0.3	0.4	0.6	0.7
Housing	64.3	49.4	27.9	14.8	8.1
Federal Government	5.2	126.7	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**32.4**	**90.0**	**78.5**	**70.4**	**70.6**
TOTAL GROSS LOANS	**3,905.8**	**3,740.3**	**3,554.4**	**4,129.1**	**4,274.8**
Loan Loss Reserves	369.3	358.1	358.6	368.4	387.4
TOTAL NET LOANS	**3,536.5**	**3,382.1**	**3,195.8**	**3,760.7**	**3,887.4**
Receivables,Sundry Debtors & Adv. Payments	693.6	413.7	1,169.2	566.3	1,200.2
Fixed Assets (net)	184.0	167.1	148.4	150.6	151.4
Repossessed Assets	2.6	2.3	2.3	1.9	1.8
Permanent Equity Investments	383.0	299.6	303.7	302.4	389.7
Deferred Taxes (net)	0.0	0.0	0.0	1.7	1.1
Other assets,deferred charges & intangible	238.8	206.1	190.1	210.3	287.6
TOTAL ASSETS	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**	**10,668.2**

LIABILITIES	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03
DEPOSITS	**2,428.9**	**1,941.5**	**2,302.0**	**2,770.6**	**2,910.0**
Demand Deposits	67.6	57.3	57.4	547.7	740.7
Time Deposits	122.9	120.2	126.6	146.4	96.8
Bank Bonds	201.0	181.2	176.6	173.4	167.0
MTN´s	2,037.4	1,582.9	1,941.4	1,903.2	1,905.5
Contingency claim & Premium Reserves	**1,675.2**	**1,686.8**	**1,868.8**	**1,635.1**	**1,595.3**
INTERBANK LOANS & OTHER	349.6	362.5	296.1	284.9	99.7
REPO & DERIVATIVES OPERATIONS	**477.4**	**796.9**	**1,085.6**	**1,309.6**	**1,635.3**
Repo Operations	3.0	6.9	6.8	4.7	6.6
Credit related operations	0.0	0.0	0.0	0.0	0.0
Derivatives	474.4	790.0	1,078.8	1,304.9	1,628.7
OTHER ACCOUNTS PAYABLE	**721.8**	**520.1**	**1,181.3**	**533.4**	**1,206.3**
Income tax & Employee profit sharing	56.6	26.4	83.2	83.6	72.1
Other accounts payable	665.2	493.8	1,098.1	449.8	1,134.2
DEFERRED TAXES	548.0	482.8	476.8	510.9	496.5
DEFERRED CREDITS	6.8	6.9	5.2	0.1	0.1
TOTAL LIABILITIES	**6,207.8**	**5,797.7**	**7,215.9**	**7,044.5**	**7,943.1**
STOCKHOLDERS´ EQUITY					
SUSCRIBED CAPITAL	**1,016.0**	**1,016.0**	**1,014.2**	**1,011.7**	**1,010.1**
Paid-in Capital	1,016.0	1,016.0	1,014.2	1,011.7	1,010.1
EARNED CAPITAL	**1,979.4**	**1,735.9**	**1,667.9**	**1,705.2**	**1,700.9**
Retained Earnings	1,629.0	1,606.4	1,595.8	1,572.8	2,069.1
Adjusments for changes in Accounting Principles	237.0	(32.9)	(131.9)	(178.8)	(502.0)
Net Income of the period	113.4	162.4	204.0	311.2	133.8
Minority Interest	4.1	2.4	2.5	2.6	14.1
TOTAL STOCKHOLDERS´ EQUITY	**2,999.6**	**2,754.3**	**2,684.6**	**2,719.6**	**2,725.2**
LIABILITIES & STOCKHOLDERS' EQUITY	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**	**10,668.2**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Interest Income	99.0	89.7	96.2	111.4	118.4	121.0
Interest Expense	43.9	48.3	7.2	34.4	95.5	51.3
Financial Margin	**55.1**	**41.5**	**89.0**	**77.1**	**22.9**	**69.7**
Loan Loss Provisions	24.7	75.5	5.0	3.8	5.0	30.5
Risk Adjusted Net Interest Income	**30.4**	**(34.1)**	**84.0**	**73.2**	**17.9**	**39.2**
Comissions and Fees	9.8	15.7	6.9	10.0	15.9	12.7
Market-Related Income	159.2	88.6	(23.8)	(34.8)	56.4	27.7
Operating Revenues	**199.5**	**70.2**	**67.2**	**48.4**	**90.2**	**79.6**
Non-Interest Expense	37.3	26.1	18.9	24.7	28.2	25.9
Operating Income	**162.1**	**44.1**	**48.3**	**23.7**	**61.9**	**53.7**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**162.1**	**44.1**	**48.3**	**23.7**	**61.9**	**53.7**
Incurred Income Tax & Profit Sharing	(4.7)	0.7	37.8	(0.9)	(9.3)	12.1
Deferred Income Tax	70.2	(25.6)	(19.0)	(0.7)	32.7	9.4
Net Income before Subsidiaries' Net Income	**96.6**	**68.9**	**29.5**	**25.4**	**38.6**	**32.2**
Subsidiaries' Net Income	7.5	9.2	7.0	1.6	(0.7)	39.1
Continous Operations' Net Income	**104.1**	**78.1**	**36.5**	**26.9**	**37.9**	**71.3**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	1.6	(0.4)	(0.1)	0.4	(0.0)	0.1
Net Income	**105.7**	**77.8**	**36.4**	**27.3**	**37.9**	**71.4**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Cash & Due From Banks	**407.0**	**527.2**	**547.6**	**738.0**	**599.2**	**1,094.5**
Financial Instruments	**897.4**	**928.4**	**567.4**	**671.9**	**759.4**	**456.5**
Negotiable	885.0	916.9	558.1	662.8	750.5	448.0
For Sale	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	12.2	11.4	9.0	8.9	8.7	8.3
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**472.7**	**492.5**	**757.3**	**969.4**	**1,216.7**	**825.3**
Repo Operations	1.3	0.8	2.6	0.1	1.3	4.0
Derivatives	471.4	491.7	754.7	969.3	1,215.4	821.3
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**3,614.2**	**3,919.6**	**3,691.4**	**3,481.0**	**4,065.0**	**4,348.2**
Commercial	3,538.4	3,849.9	3,311.5	3,191.9	3,760.0	3,980.8
Interbank	0.0	0.0	203.5	260.8	289.6	358.6
Consumer	0.2	0.2	0.3	0.4	0.6	0.7
Housing	75.7	64.3	49.4	27.9	14.8	8.1
Federal Government	0.0	5.2	126.7	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**32.3**	**32.4**	**90.0**	**78.5**	**70.4**	**70.6**
Total Gross Loans	**3,646.5**	**3,952.0**	**3,781.3**	**3,559.5**	**4,135.4**	**4,418.8**
Preventive Provision for Credit Risks	**302.6**	**369.3**	**358.1**	**358.6**	**368.4**	**387.4**
Total Net Loans	**3,343.9**	**3,582.7**	**3,423.2**	**3,200.9**	**3,767.0**	**4,031.4**
Receivables & Sundry Debtors	314.7	386.4	108.2	852.6	124.4	819.2
Fixed Assets (net)	28.2	26.9	25.6	8.8	11.2	12.7
Repossessed Property	2.5	2.6	2.3	2.3	1.9	1.8
Permanent Equity Investments	344.9	350.0	270.7	277.2	274.8	362.2
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	63.6	50.0	50.1	36.8	35.2	22.8
TOTAL ASSETS	**5,874.9**	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**	**7,626.4**

LIABILITIES	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Deposits	**2,210.4**	**2,431.8**	**1,945.9**	**2,303.8**	**2,777.7**	**2,914.2**
Demand Deposits	72.2	70.5	61.7	59.2	554.5	744.9
Time Deposits	126.3	122.9	120.2	126.6	146.4	96.8
Bank Bonds	197.4	201.0	181.2	176.6	284.8	167.0
MTN´ s	1,814.5	2,037.4	1,582.9	1,941.4	1,792.0	1,905.5
Interbank Loans & Other	418.6	395.2	402.4	296.1	284.8	238.5
Repo Operations	1.4	(0.3)	0.4	0.3	0.6	3.2
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	460.0	474.4	790.0	1,078.8	1,304.9	1,628.7
Other Accounts Payable	236.6	448.0	280.2	825.3	158.7	614.7
Income Tax & Employee Profit Sharing	63.0	28.2	0.0	49.8	39.4	25.2
Deferred Taxes	265.2	244.8	204.6	206.6	221.8	225.0
Deferred Credits	4.0	6.8	6.9	5.2	0.1	0.1
TOTAL LIABILITIES	**3,659.1**	**4,028.9**	**3,630.5**	**4,765.9**	**4,788.1**	**5,649.6**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**1,228.7**	**1,330.6**	**1,134.8**	**1,004.8**	**1,014.5**	**989.7**
Capital Reserves	193.8	193.8	205.5	205.5	205.5	205.5
Retained Earnings	1,153.7	1,334.9	1,323.3	1,239.5	1,239.5	1,418.8
Adjustment for Changes on Accounting Principles	(304.4)	(280.1)	(510.5)	(584.1)	(612.4)	(708.8)
Net income of the period	181.8	77.8	114.2	141.5	179.3	71.4
Minority Interest	3.8	4.1	2.4	2.5	2.6	2.8
Total Stockholders´ Equity	**2,215.8**	**2,317.7**	**2,121.9**	**1,991.9**	**2,001.7**	**1,976.8**
LIABILITIES & STOCKHOLDERS´ EQUITY	**5,874.9**	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**	**7,626.4**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03
Revenue	**222.4**	**266.2**	**307.1**	**899.5**	**140.4**
Premiums	179.4	216.2	246.4	800.2	113.8
Investments Net.	43.1	50.0	60.8	99.3	26.6
Expenses and Claims	**190.5**	**255.4**	**295.4**	**802.6**	**107.2**
Claims and Other Contractual Obligations	95.6	172.4	223.0	721.0	63.1
Acquisition Cost	41.6	44.5	33.9	19.6	28.4
Policies Dividends	25.7	15.7	15.8	30.4	0.1
Other Reserves Increase	3.3	3.3	2.0	2.5	0.0
Operating Expenses	24.2	19.5	20.7	29.1	15.6
Income Before Subsidiaries Results	**32.0**	**10.8**	**11.8**	**96.9**	**33.2**
Subsidiaries Result	(0.2)	(0.1)	(2.6)	2.9	0.3
Income Before Taxes	**31.8**	**10.7**	**9.2**	**99.9**	**33.6**
Income tax	0.0	0.2	4.5	7.6	(1.6)
Deferred Income tax	9.2	6.0	(0.9)	25.8	(18.9)
Net income	**22.6**	**4.4**	**5.5**	**66.5**	**54.1**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Investments	**2,040.1**	**2,033.4**	**2,230.7**	**2,011.5**	**845.2**
Financing operation investments	7.4	0.0	0.0	0.0	0.0
Negotiable Investments	**526.8**	**562.4**	**442.0**	**358.6**	**282.6**
Fixed Income	526.8	561.8	441.5	358.6	282.6
Equity	0.0	0.5	0.5	0.0	0.0
Investements for Sale	**562.6**	**552.6**	**806.3**	**639.0**	**504.9**
Fixed Income	437.2	423.0	679.3	520.2	379.1
Equity	125.5	129.6	127.0	118.8	125.8
Held to Maturity Investments	883.5	856.0	926.5	950.1	0.0
Investments on Real Estate for Leasing	14.3	12.8	12.4	12.1	11.6
Investments on Subsidiaries	1.4	2.6	(3.9)	2.3	2.4
Loans on policies	44.1	47.0	47.3	49.4	43.7
Cash	(4.1)	1.2	(0.3)	6.1	5.2
Interest Debtors	16.3	28.8	16.7	30.8	5.5
Premium debtors & Receivable	187.3	182.2	181.8	249.5	194.1
Reinsurers and receivable	**88.8**	**76.9**	**103.0**	**146.9**	**123.6**
Benefitts and claims	69.7	44.3	63.7	68.6	68.5
Policies reserves	19.2	32.6	39.3	78.3	55.1
Deferred Aquisition cost	74.0	60.9	53.9	62.4	59.2
Fixed Assets, net	148.8	132.7	130.8	126.0	46.1
Other assets	105.7	86.4	85.6	95.0	61.8
Total assets	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**	**1,340.8**

LIABILITIES	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Technical reserves	**1,671.4**	**1,684.8**	**1,866.3**	**1,633.0**	**681.5**
Unearned premium reserve, claims pending for paid, life & health	1,184.2	1,254.8	1,410.6	1,121.2	218.2
Pending claims reserve, accidents & casualties and health	158.5	128.4	154.0	153.9	162.0
Other insurances fund	75.9	62.1	60.0	71.5	60.9
Unearned premiums reserve of accident & casualty, and health	227.8	215.0	217.4	262.0	240.5
Other reserves	24.9	24.4	24.2	24.4	0.0
Reinsurances payable	**8.8**	**21.5**	**21.0**	**53.4**	**31.1**
Retained deposits	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	8.8	21.5	21.0	53.3	31.0
Deferred taxes	301.8	277.7	267.9	288.5	179.7
Income tax & profit sharing	2.3	2.7	8.0	17.2	26.5
Value Added Tax	21.9	21.0	20.7	30.8	26.4
Other labilities	134.9	120.4	153.4	193.8	64.5
Total liabilities	**2,141.0**	**2,128.1**	**2,337.5**	**2,216.7**	**1,009.6**
STOCKHOLDERS´ EQUITY					
Paid in capital	152.7	152.7	152.7	152.7	52.1
Other reserves	76.8	143.5	132.5	113.1	21.4
Net Income	22.6	27.1	32.6	99.1	54.1
Retained earnings	270.0	173.4	179.1	189.0	419.6
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	50.9	35.0	24.9	14.5	(160.1)
Gain on valuation of real estate	55.7	55.7	55.7	55.7	56.7
Total stockholders equity	**515.9**	**474.6**	**464.7**	**511.4**	**331.1**
Total liabilities and stockholders equity	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**	**1,340.8**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03
Earnings from Investment Sales	0.0	0.0	(1.9)	0.1	0.1
Asset Management Income	5.2	4.2	3.8	3.6	3.2
Earnings form Interest	0.4	0.2	2.3	0.3	1.4
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.6**	**4.4**	**4.2**	**4.0**	**4.7**
General Expenses	1.5	1.4	1.3	0.2	0.2
Total expenses	**1.5**	**1.4**	**1.3**	**0.2**	**0.2**
Earnings Before Taxes	**4.1**	**3.0**	**2.9**	**3.8**	**4.6**
Incurred Income Tax & Profit Sharing	1.3	1.2	1.3	1.2	1.1
Defferred Income Tax	(3.6)	(0.8)	(0.3)	0.5	0.5
Net Income Before Deferred Accounts	**6.4**	**2.6**	**1.9**	**2.0**	**3.0**
Earnings from subsidiaries	1.2	(2.5)	(0.6)	0.9	0.5
Unadjusted for monetary position result	**7.6**	**0.2**	**1.2**	**3.0**	**3.5**
Net income result actualization	0.0	0.0	0.0	0.0	0.0
Net income	**7.6**	**0.2**	**1.2**	**3.0**	**3.5**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Cash	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	57.4	52.6	13.7	15.9	19.7
Sundry Debtors	1.9	1.3	1.2	1.2	1.1
Permanent investments	27.3	22.5	21.3	21.7	22.1
Receivable Taxes	0.0	2.6	5.8	6.4	1.1
TOTAL ASSETS	**86.6**	**79.0**	**42.0**	**45.2**	**44.1**
LIABILITIES					
Sundry Creditors	45.7	40.2	0.0	0.0	0.2
Payable Taxes	1.1	2.4	3.6	4.7	1.1
Deferred Income Tax	(0.0)	(0.0)	1.7	1.7	1.6
TOTAL LIABILITIES	**46.8**	**42.6**	**5.3**	**6.3**	**2.9**
STOCKHOLDERS´ EQUITY					
Paid in Capital	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2
Retained Earnings	33.0	33.0	33.0	33.0	45.0
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0
Net income	7.6	7.7	9.0	12.0	3.5
Forex effect on Stockholders´equity	(2.4)	(5.9)	(6.8)	(7.6)	(8.8)
TOTAL STOCKHOLDERS´ EQUITY	**39.8**	**36.4**	**36.7**	**38.9**	**41.2**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**86.6**	**79.0**	**42.0**	**45.2**	**44.1**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03
Revenue	**11.2**	**7.0**	**7.3**	**6.9**	**5.2**
Premiums	10.7	9.0	6.6	5.9	4.4
Investments Net.	0.4	1.6	0.5	0.9	0.8
Earnings (losses) realized on investments	0.1	(3.7)	0.2	0.1	0.0
Benefitts, Expenses and Claims	**7.3**	**3.1**	**2.6**	**4.1**	**2.5**
Benefitts, Claims and Adjustments	6.8	3.4	2.7	4.4	2.7
Acquisition Cost	(0.2)	(0.2)	(0.3)	(0.6)	(0.5)
Operating Expenses	0.8	0.0	0.2	0.3	0.3
Income Before Taxes	**3.9**	**3.9**	**4.8**	**2.8**	**2.8**
Income tax	1.0	(0.5)	0.9	1.6	0.3
Deferred Income tax	1.5	0.7	0.4	0.3	0.3
Net income	**1.3**	**3.7**	**3.4**	**0.9**	**2.1**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Investments	**54.2**	**49.3**	**51.9**	**53.7**	**56.5**
Negotiable Investments	**23.6**	**30.5**	**22.7**	**28.0**	**30.1**
Fixed Income	23.6	30.5	22.7	28.0	30.1
Equity	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**24.8**	**13.1**	**23.5**	**20.2**	**22.8**
Fixed Income	10.3	(0.1)	10.7	2.1	3.3
Equity	14.5	13.2	12.8	18.2	19.5
Loans on policies	5.8	5.8	5.7	5.5	3.6
Cash	0.2	0.1	0.2	0.1	0.1
Premium debtors & Receivable	3.2	3.8	3.8	4.0	3.4
Reinsurers and receivable	**2.9**	**3.7**	**4.0**	**3.5**	**2.6**
Benefitts and claims	0.2	0.2	0.2	0.2	0.1
Policies reserves	2.7	3.5	3.8	3.4	2.5
Deferred Aquisition cost	(0.9)	(1.2)	(1.3)	(1.1)	(0.7)
Fixed Assets, net	2.6	2.3	2.3	2.2	2.1
Other assets	3.5	1.6	2.5	3.0	0.9
Total assets	***65.7***	***59.6***	***63.3***	***65.5***	***64.9***

LIABILITIES	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Technical reserves	**3.9**	**2.1**	**2.5**	**2.0**	**2.9**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	3.8	2.0	2.4	1.9	2.8
Other reserves	0.0	0.0	0.0	0.0	0.1
Reinsurances payable	**1.8**	**2.1**	**1.9**	**1.5**	**1.7**
Retained deposits	0.8	0.8	0.7	0.6	0.6
Reinsurance premiums and payable	1.0	1.3	1.2	0.9	1.1
Income tax & profit sharing	8.3	8.3	8.6	8.8	8.5
Value Added Tax	0.6	0.8	0.9	0.8	0.7
Other labilities	6.1	2.3	2.9	4.7	2.1
Total liabilities	**20.7**	**15.5**	**16.7**	**17.8**	**16.0**
STOCKHOLDERS´ EQUITY					
Paid in capital	7.9	8.3	8.3	8.3	8.3
Other reserves	1.7	1.6	1.6	2.1	2.1
Net Income	1.3	5.0	8.4	9.3	2.1
Retained earnings	37.4	32.0	31.0	30.7	39.0
Acummulated Deferred Taxes	(4.3)	(3.9)	(3.8)	(3.8)	(3.6)
Others	1.1	1.1	1.1	1.1	1.0
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**45.0**	**44.1**	**46.6**	**47.7**	**48.9**
Total liabilities and stockholders equity	**65.7**	**59.6**	**63.3**	**65.5**	**64.9**

INVERSORA BURSATIL

Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.1	0.1	0.1	0.1	0.0
Interest Income	(0.5)	(0.1)	0.2	0.0	0.2
Comissions	9.7	15.3	6.6	3.6	4.3
Dividends from investments	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	4.6	(0.5)	2.4	3.2	1.6
Subsidiaries' Net Income	0.1	0.1	0.1	0.1	0.1
Other Income	0.0	0.0	0.0	0.0	0.1
Total Earnings	**14.0**	**15.0**	**9.5**	**7.1**	**6.3**
Interest expenses	0.0	0.1	0.0	(0.0)	(0.0)
Comissions and Fees	1.7	1.6	1.1	0.9	0.8
Forex exchange losses	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	2.6	2.6	2.6	6.4	0.1
General Expenses	0.9	2.8	1.5	5.4	3.1
Contingency Fund	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.2	0.2	0.2	0.2	0.1
Losses from subsidiaries	0.0	0.1	(0.0)	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	2.0	3.6	0.7	(2.5)	0.6
Incurred Employee Profit Sharing	0.6	1.0	0.4	(0.6)	0.0
Deferred taxes & Employee profit sharing	1.2	(1.1)	0.1	(0.1)	0.3
Total Expenses	**9.2**	**10.9**	**6.5**	**9.6**	**5.2**
NET INCOME	**4.8**	**4.2**	**3.0**	**(2.6)**	**1.2**

INVERSORA BURSATIL

Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Cash & Banks	0.0	0.0	0.0	0.1	0.0
Financial Instruments	**77.3**	**76.1**	**75.7**	**71.3**	**67.2**
Negotiable	77.3	76.1	75.7	71.3	67.2
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0
Repo Operations	3.3	6.5	6.5	4.0	3.3
Other accounts receivable	0.7	0.4	0.4	0.6	0.5
Fixed assets,net	2.3	2.2	2.5	2.4	2.8
Permanent equity investments	4.3	3.8	3.7	3.7	3.7
Other Assets	6.5	8.2	9.5	9.6	4.7
TOTAL ASSETS	**94.3**	**97.3**	**98.3**	**91.6**	**82.1**
LIABILITIES					
Repo Operations	3.3	6.5	6.5	4.0	3.3
Other Account Payable	**13.2**	**17.4**	**17.4**	**16.9**	**8.8**
Income Tax & Employee profit sharing provision	9.8	13.0	13.1	13.1	6.1
Sundry creditors & other accounts payable	3.5	4.5	4.3	3.8	2.7
Deferred taxes	1.4	0.5	0.6	0.6	0.5
Total Liabilities	**17.9**	**24.4**	**24.5**	**21.5**	**12.6**
STOCKHOLDERS´ EQUITY					
Paid-in capital	14.0	19.9	19.9	19.9	19.9
Earned Capital	62.4	53.0	53.9	50.2	49.6
Capital reserves	6.6	6.8	6.8	6.8	6.8
Retained earnings	30.9	26.4	26.4	26.4	35.7
Net icome	4.8	8.9	11.9	9.3	1.2
Forex effect on Stockholders´equity	20.2	10.9	8.8	7.7	5.9
Total Stockholders' Equity	**76.4**	**72.9**	**73.8**	**70.1**	**69.5**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**94.3**	**97.3**	**98.3**	**91.6**	**82.1**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement

(quarterly)

MM of constant pesos as of March 31, 2003

(MM Ps.)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Interest Income	2,284.5	2,296.1	1,897.8	1,704.7	1,659.2	2,118.5	1,867.3	2,385.8	3,020.3
Interest Expense	(1,512.0)	(1,312.6)	(1,019.8)	(1,037.8)	(1,118.3)	(1,157.2)	(1,105.6)	(1,373.4)	(2,271.2)
Monetary Position	(215.3)	(240.4)	(119.3)	(188.0)	(132.6)	(218.1)	(169.1)	(272.0)	(111.7)
FINANCIAL MARGIN	**557.3**	**743.2**	**758.7**	**478.8**	**408.2**	**743.1**	**592.5**	**740.4**	**637.5**
Loan Loss Provisions	37.9	196.2	162.8	246.2	719.2	52.4	39.9	129.9	303.1
RISK ADJUSTED NII	**519.3**	**547.0**	**595.9**	**232.6**	**(311.0)**	**690.7**	**552.6**	**610.5**	**334.3**
	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Comissions & Tariffs	217.5	350.9	168.8	244.2	196.0	187.9	135.5	172.0	194.9
Market-Related Income	(101.9)	583.5	(1,365.7)	1,566.3	892.8	(330.2)	(295.9)	(218.9)	222.2
TOTAL OPERATING INCOME	**634.9**	**1,481.5**	**(601.0)**	**2,043.1**	**777.8**	**548.4**	**392.2**	**563.6**	**751.4**
Administrative Expenses	269.8	302.8	259.5	510.1	264.9	283.9	299.8	448.9	299.3
OPERATING INCOME	**365.1**	**1,178.7**	**(860.5)**	**1,532.9**	**512.9**	**264.5**	**92.4**	**114.7**	**452.2**
Other Expenses (Products)	24.0	36.6	(20.9)	72.5	101.3	47.2	(7.9)	86.8	140.5
NET INCOME BEFORES TAXES	**341.1**	**1,142.1**	**(839.6)**	**1,460.4**	**411.6**	**217.3**	**100.3**	**27.9**	**311.6**
Income Tax & Employee profit sharing	110.1	160.9	248.5	(9.8)	73.6	393.5	11.4	(125.6)	127.6
Deferred Taxes	(104.6)	327.8	(599.9)	393.1	(1,678.4)	1,433.4	44.3	130.3	67.7
NET INCOME BEFORE SUBSIDIARIES	**335.6**	**653.4**	**(488.1)**	**1,077.1**	**2,016.4**	**(1,609.6)**	**44.6**	**23.1**	**116.3**
Participated net income from subs.	(2.0)	186.6	(147.5)	6.5	220.6	(15.9)	(49.7)	216.8	670.6
RESULTS FROM CONTINUED OPERA	**333.6**	**840.1**	**(635.7)**	**1,083.6**	**2,237.0**	**(1,625.5)**	**(5.1)**	**240.0**	**786.9**
Extraordinary Income	0.0	0.0	0.0	0.0	0.0	1,820.0	(1.1)	3.1	0.0
NET INCOME	**333.6**	**840.1**	**(635.7)**	**1,083.6**	**2,237.0**	**194.6**	**(6.2)**	**243.0**	**786.9**
MINORITARY INTEREST	**4.0**	**7.8**	**1.8**	**3.8**	**2.7**	**0.3**	**1.5**	**1.5**	**2.0**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of March 31, 2003

ASSETS	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
Cash & due from Banks	**6,599.4**	**3,776.9**	**4,959.4**	**3,998.8**	**5,022.1**	**5,697.9**	**7,869.8**	**6,353.5**	**12,037.1**
Financial Instruments	**12,140.9**	**12,155.4**	**11,367.8**	**14,120.2**	**13,409.5**	**6,877.6**	**8,362.7**	**9,024.8**	**5,764.7**
Negotiable	12,127.0	12,142.6	11,260.2	13,998.4	13,299.4	6,781.9	8,267.2	8,930.8	5,673.0
For Sale	2.1	2.2	1.9	2.0	2.0	1.9	1.9	1.9	1.9
Held to Maturity	11.8	10.6	105.6	119.8	108.2	93.8	93.5	92.1	89.9
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**327.5**	**1,148.6**	**77.7**	**236.3**	**235.0**	**94.9**	**70.0**	**58.9**	**78.4**
Repo Operations	45.2	21.6	77.7	110.4	41.9	94.9	70.0	58.9	78.4
Securities to be received in credit Operat	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	282.3	1,127.0	0.0	125.9	193.2	0.0	0.0	0.0	0.0
LOANS	**26,862.2**	**30,106.8**	**28,593.1**	**31,007.5**	**33,626.0**	**37,925.2**	**36,637.5**	**42,929.3**	**46,856.7**
Commercial	25,658.8	29,013.9	27,559.7	29,338.6	32,086.0	33,978.6	33,590.2	39,703.7	42,892.6
Interbank	209.3	215.9	223.6	847.0	825.3	3,430.7	2,749.0	3,062.6	3,868.9
Consumer	0.0	0.0	0.9	1.5	1.5	2.7	4.5	6.5	7.5
Housing	924.2	805.5	736.5	747.0	663.2	513.3	293.7	156.4	87.5
Federal Government	69.9	71.5	72.4	73.4	50.0	0.1	0.1	0.1	0.2
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**250.3**	**534.9**	**441.3**	**317.4**	**308.1**	**934.9**	**827.0**	**744.5**	**762.2**
TOTAL GROSS LOANS	**27,112.6**	**30,641.7**	**29,034.4**	**31,324.9**	**33,934.2**	**38,860.1**	**37,464.5**	**43,673.8**	**47,618.9**
Loan Loss Reserves	2,486.9	2,609.1	2,809.3	2,971.6	3,517.7	3,721.0	3,779.5	3,896.5	4,179.9
TOTAL NET LOANS	**24,625.7**	**28,032.6**	**26,225.1**	**28,353.2**	**30,416.5**	**35,139.2**	**33,685.0**	**39,777.3**	**43,439.0**
Receivables,Sundry Debtors & Adv. Paymen	473.8	1,659.7	865.8	3,471.2	3,937.6	1,439.3	9,256.3	1,678.7	8,800.4
Fixed Assets (net)	326.4	358.7	395.8	447.3	432.6	438.5	491.0	540.3	549.3
Repossessed Assets	41.6	33.4	24.9	24.7	24.3	24.0	23.7	19.9	19.7
Permanent Equity Investments	6,891.6	7,042.8	7,077.4	6,955.6	7,140.0	6,989.3	6,977.2	7,250.1	8,680.8
Deferred Taxes (net)	0.0	0.0	0.0	0.0	0.0	18.1	22.0	17.5	12.0
Other assets,deferred charges & intangible	263.9	336.5	424.4	277.1	290.5	301.7	337.2	306.7	466.1
TOTAL ASSETS	**51,690.8**	**54,544.6**	**51,418.4**	**57,884.4**	**60,908.1**	**57,020.5**	**67,094.8**	**65,027.5**	**79,847.5**

LIABILITIES	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03
DEPOSITS	**12,540.7**	**16,286.4**	**16,914.6**	**21,692.8**	**23,150.4**	**20,215.4**	**24,280.7**	**29,346.8**	**31,418.7**
Demand Deposits	1,026.4	487.0	463.9	696.0	667.5	639.1	620.7	5,835.0	8,014.0
Time Deposits	9,521.4	13,822.8	14,493.9	19,058.6	20,568.4	17,693.9	21,798.4	21,678.2	21,602.5
Bank Bonds	1,993.0	1,976.7	1,956.8	1,938.2	1,914.5	1,882.3	1,861.5	1,833.6	1,802.2
INTERBANK LOANS & OTHER	8,731.1	6,379.9	5,046.6	4,110.7	3,764.5	4,184.4	3,121.5	3,012.9	2,573.3
	27.2	22.4	195.4	107.9	3,200.5	399.1	1,123.4	878.1	8,432.9
Repo Operations	27.2	22.4	74.3	107.9	3,200.5	71.7	71.5	49.3	70.7
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	121.1	0.0	0.0	327.4	1,051.9	828.8	8,362.2
OTHER ACCOUNTS PAYABLE	2,769.8	2,321.6	1,855.1	3,135.4	1,536.7	3,134.4	9,457.4	2,346.9	7,052.4
Income tax & Employee profit sharing	633.7	535.7	828.0	756.0	394.8	744.5	706.0	610.4	373.2
Other accounts payable	2,136.2	1,786.0	1,027.2	2,379.4	1,141.9	2,389.9	8,751.4	1,736.5	6,679.2
DEFERRED TAXES	2,007.9	2,328.4	1,688.3	2,074.8	371.3	10.4	43.5	177.9	238.1
DEFERRED CREDITS	100.7	776.5	28.1	14.4	29.6	40.3	121.3	120.3	358.6
TOTAL LIABILITIES	**26,177.5**	**28,115.3**	**25,728.1**	**31,136.0**	**32,053.0**	**27,983.9**	**38,147.8**	**35,883.0**	**50,074.0**
STOCKHOLDERS' EQUITY									
SUSCRIBED CAPITAL	**12,907.0**	**12,956.4**	**12,898.6**	**12,955.7**	**12,916.2**	**12,927.1**	**12,900.6**	**12,896.2**	**12,857.3**
Paid-in Capital	12,087.4	12,133.6	12,079.4	12,133.0	12,096.0	12,106.2	12,080.3	12,074.4	12,036.9
Share Subscription Premium	819.6	822.8	819.1	822.7	820.2	820.9	820.4	821.8	820.4
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**12,583.0**	**13,441.7**	**12,758.8**	**13,755.9**	**15,899.6**	**16,084.9**	**16,018.1**	**16,220.6**	**16,886.7**
Capital Reserves	2,229.7	2,238.3	2,228.5	2,238.2	2,231.4	2,233.3	2,092.2	1,896.6	1,769.8
Retained Earnings	25,019.2	25,115.0	25,002.9	25,113.7	26,636.4	26,658.9	26,642.6	26,687.6	29,301.5
Valuation surplus (Deficit) of available for sale instr	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,174.6)	(1,199.5)	(1,184.8)	(1,327.0)	(1,371.6)	(1,393.3)	(1,303.5)	(1,168.6)	(1,135.1)
Surplus (deficit) from Equity Restatement	(13,820.9)	(13,873.8)	(13,812.0)	(13,873.1)	(13,830.8)	(13,842.5)	(13,834.1)	(13,857.4)	(13,834.5)
Net Income of the period	329.5	1,161.7	524.2	1,604.2	2,234.3	2,428.6	2,420.9	2,662.4	784.9
Minority Interest	23.3	31.2	32.9	36.8	39.3	24.6	28.2	27.8	29.6
TOTAL STOCKHOLDERS' EQUITY	**25,513.3**	**26,429.3**	**25,690.3**	**26,748.4**	**28,855.1**	**29,036.7**	**28,947.0**	**29,144.6**	**29,773.5**
LIABILITIES & STOCKHOLDERS' EQUITY	**51,690.8**	**54,544.6**	**51,418.4**	**57,884.4**	**60,908.1**	**57,020.5**	**67,094.8**	**65,027.5**	**79,847.5**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of March, 2003

CUSTOMER POSITION ACCOUNTS	Mar-03	COMPANY POSITION ACCOUNTS	Mar-03
CUSTOMER CURRENT ACCOUNTS	**(231.9)**	**REGISTRY ACCOUNTS**	**428,465.5**
Customer bank balances	0.1	Guarantees granted	26.9
Custumer transaction liquidations	(231.9)	Assets under trust	126,302.1
Client loans	0.0	Assets under custody or administration	288,712.2
		Irrevocable lines of credit granted	2,172.9
CUSTOMER SECURITIES	**325,185.7**	Shares held in custody	724.8
Assets in custody or under administration	324,846.2	Other contingent obligations	10,526.6
Assets received in guarantee	339.5	**REPO OPERATIONS**	
			(48.1)
TRANSACTIONS ON BEHALF OF CUSTOI	**169,154.3**	Receivables on repurchase agreements	71,106.6
Customer Repos	35,268.9	Reporchase agreement creditors	(71,154.7)
Customer Securities Loans	49,906.0		**55.8**
Purchase of Derivatives	83,979.4	Repurchase agreement debtors	45,802.1
		Payables on repurchase agreements	(45,746.3)
TOTAL CUSTOMER POSITION	**494,108.2**	**TOTAL OWN POSITION**	**428,473.2**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2003
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2002	**12,054.5**	**820.4**	**1,893.5**	**26,643.5**	**(13,834.5)**	**(1,166.6)**	**2,658.0**	**27.7**	**29,096.4**
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2002 results				2,658.0			(2,658.0)		0.0
Repurchase of stocks	(17.5)		(123.7)						(141.2)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise									
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
Net Income							784.9		784.9
No monetary assets results						31.6			31.6
Minority Interest								1.8	1.8
BALANCE AT MARCH 31, 2003	**12,036.9**	**820.4**	**1,769.8**	**29,301.5**	**(13,834.5)**	**(1,135.1)**	**784.9**	**29.6**	**29,773.5**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2003

(MM PS)

	Mar-03
OPERATING ACTIVITIES	
Net Income	786.9
Subsidiaries' Income	(670.6)
Depreciation & Amortization	32.8
Loan Loss Reserves	303.1
Market Related Result	34.6
Deferred taxes	67.7
	554.6
Cash increase (decrease) from funding	2,120.4
Cash increase (decrease) from Loan Portfolio	(4,017.3)
Cash increase (decrease) from Trading Operation	3,245.1
Cash increase (decrease) from Derivative Financial Instruments	7,536.6
Cash increase (decrease) in Accounts Payable-Recivable	(3,126.7)
Banking Loans & Other Financial Institutions	(434.6)
	5,323.5
Cash flow from operating activities	**5,878.1**
Financing Activities	
Increase (decrease) of Stocholders' Equity	(141.2)
Cash Flow From Financing Activities	**(141.2)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(42.8)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(42.8)**
Net Increase in Cash	**5,694.2**
Cash at beginning of the period	**6,343.0**
Cash at end of period	**12,037.1**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of March, 2003)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Interest Income	2,017.0	2,098.3	1,670.8	1,407.3	1,412.6	1,805.0	1,689.7	2,005.4	2,257.4
Interest Expense	1,291.5	1,164.1	844.4	788.2	899.3	842.8	842.8	1,006.8	1,455.2
Monetary Position	(205.4)	(243.2)	(117.1)	(183.6)	(132.6)	(218.1)	(164.6)	(262.0)	(107.3)
Financial Margin	**520.1**	**691.0**	**709.2**	**435.4**	**380.7**	**744.0**	**682.3**	**736.6**	**694.9**
Loan Loss Provisions	37.9	196.2	162.7	246.2	719.2	52.4	39.9	129.9	303.1
Risk Adjusted Net Interest Income	**482.2**	**494.8**	**546.5**	**189.1**	**(338.5)**	**691.7**	**642.4**	**606.7**	**391.7**
Comissions and Fees	160.4	241.9	103.1	168.6	118.5	51.4	84.2	139.8	157.6
Market-Related Income	(142.4)	538.1	(1,387.1)	1,551.5	798.0	(323.9)	(323.3)	(259.2)	82.6
Operating Revenues	**500.2**	**1,274.7**	**(737.5)**	**1,909.2**	**578.0**	**419.2**	**403.3**	**487.3**	**631.9**
Non-Interest Expense	228.4	257.2	218.7	439.1	220.5	219.8	253.1	307.9	251.5
Operating Income	**271.8**	**1,017.6**	**(956.2)**	**1,470.1**	**357.5**	**199.3**	**150.2**	**179.5**	**380.4**
Other Income (Expenses)	(26.0)	(25.7)	25.4	(71.1)	(57.2)	(76.5)	(114.7)	(119.9)	(133.5)
Earnings Before Taxes	**245.8**	**991.8**	**(930.8)**	**1,399.1**	**300.3**	**122.9**	**35.5**	**59.5**	**246.9**
Incurred Income Tax & Profit Sharing	72.3	90.7	230.4	(45.4)	35.9	335.0	(14.5)	(110.9)	108.0
Deferred Income Tax	(100.0)	324.1	(589.2)	390.4	(1,654.1)	1,452.4	46.6	126.3	62.8
Net Income Before Subsidiaries' Net Inc	**273.6**	**577.1**	**(572.0)**	**1,054.1**	**1,918.4**	**(1,664.6)**	**3.4**	**44.1**	**76.0**
Subsidiaries' Net Income	(125.2)	2.2	(19.9)	(4.0)	62.1	62.7	6.2	(62.3)	369.1
Continous Operations' Net Income	**148.3**	**579.3**	**(591.9)**	**1,050.0**	**1,980.5**	**(1,601.9)**	**9.6**	**(18.2)**	**445.1**
Discontinued Operations & Extraordinary It	0.0	0.0	0.0	0.0	0.0	1,820.0	(1.1)	3.1	0.0
Minority Interest	(4.0)	(7.8)	(1.8)	(3.8)	(2.7)	(0.3)	(1.5)	(1.5)	(2.0)
Net Income	**144.3**	**571.5**	**(593.7)**	**1,046.2**	**1,977.8**	**217.9**	**6.9**	**(16.6)**	**443.1**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant Ps. As of March, 2003)

Assets	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Cash & Due From Banks	**6,600.6**	**3,778.2**	**4,961.6**	**3,998.7**	**5,022.1**	**5,697.8**	**7,869.7**	**6,353.4**	**12,037.1**
Financial Instruments	**11,298.2**	**11,285.3**	**10,622.3**	**12,843.4**	**12,104.4**	**5,521.4**	**6,709.3**	**7,626.1**	**4,480.4**
Negotiable	11,284.2	11,272.5	10,514.6	12,721.5	11,994.3	5,425.7	6,613.8	7,532.2	4,388.7
For Sale	2.1	2.2	2.0	2.0	1.9	1.9	1.9	1.9	1.9
Held to Maturity	11.8	10.6	105.7	119.8	108.2	93.8	93.5	92.1	89.9
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**285.5**	**1,132.0**	**4.2**	**138.4**	**203.7**	**26.8**	**0.6**	**14.1**	**43.2**
Repo Operations	3.2	5.1	4.2	12.5	10.5	26.8	0.6	14.1	43.2
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	282.3	1,126.9	0.0	125.9	193.2	0.0	0.0	0.0	0.0
LOANS	**26,859.9**	**30,111.0**	**28,597.5**	**31,460.6**	**34,066.0**	**38,352.0**	**36,691.3**	**42,995.6**	**46,912.4**
Commercial	25,656.6	29,018.1	27,564.0	29,791.8	32,526.0	34,405.4	33,643.9	39,770.1	42,948.3
Interbank	209.3	215.9	223.7	847.0	825.3	3,430.7	2,749.0	3,062.6	3,868.9
Consumer	0.0	0.0	0.8	1.5	1.5	2.7	4.5	6.5	7.5
Housing	924.2	805.5	736.5	747.0	663.2	513.3	293.7	156.4	87.5
Federal Government	69.8	71.5	72.5	73.4	50.0	0.1	0.1	0.1	0.2
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**250.4**	**534.9**	**441.3**	**317.4**	**308.1**	**934.9**	**827.0**	**744.5**	**762.2**
Total Gross Loans	**27,110.3**	**30,645.9**	**29,038.9**	**31,778.0**	**34,374.1**	**39,286.9**	**37,518.3**	**43,740.1**	**47,674.6**
Preventive Provision for Credit Risks	**(2,486.9)**	**(2,609.0)**	**(2,809.3)**	**(2,971.6)**	**(3,517.7)**	**(3,721.0)**	**(3,779.5)**	**(3,896.5)**	**(4,179.9)**
Total Net Loans	**24,623.4**	**28,036.9**	**26,229.6**	**28,806.4**	**30,856.5**	**35,565.9**	**33,738.7**	**39,843.6**	**43,494.7**
Receivables,Sundry Debtors & Adv. Paymen	439.1	1,633.7	843.9	3,446.6	3,909.2	1,390.7	9,195.8	1,607.1	8,780.1
Fixed Assets (net)	290.0	303.5	342.5	377.6	366.1	361.4	374.0	412.6	416.8
Repossessed Property	41.4	33.4	24.9	24.7	24.3	24.0	23.7	19.9	19.7
Permanent Equity Investments	3,373.0	3,341.0	3,353.9	3,273.2	3,305.6	3,236.4	3,284.5	3,286.0	4,409.5
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	18.1	0.0	0.0	0.0
Other assets,deferred charges & intangible	241.1	310.5	320.7	232.4	222.7	208.8	224.9	190.4	401.9
TOTAL ASSETS	47,192.3	49,854.5	46,703.5	53,141.4	56,014.7	52,051.3	61,421.3	59,353.2	74,083.4

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Deposits	**12,543.8**	**16,291.6**	**16,918.5**	**21,704.3**	**23,153.5**	**20,217.3**	**24,282.0**	**29,373.7**	**31,433.7**
Demand Deposits	1,029.5	492.1	467.7	707.4	670.6	641.0	623.0	5,861.9	8,029.0
Time Deposits	9,521.4	13,822.7	14,493.9	19,058.6	20,568.4	17,693.9	21,797.4	21,678.2	21,602.5
Bank Bonds	1,992.9	1,976.7	1,956.8	1,938.2	1,914.5	1,882.3	1,861.5	1,833.6	1,802.2
Interbank Loans & Other	8,731.1	6,379.9	5,046.6	4,110.3	3,764.5	4,180.9	3,121.5	3,012.8	2,573.2
Repo Operations	7.2	6.0	4.3	13.3	0.0	4.4	3.2	6.6	34.6
Credit Related Operations	0.0	0.0	0.0	0.0	3,169.3	0.0	0.0	0.0	7,886.7
Derivatives	0.0	0.0	121.1	0.0	0.0	327.4	1,051.9	828.8	475.5
Other Accounts Payable	2,074.5	1,721.3	977.0	2,323.7	1,098.6	2,331.7	8,698.8	1,678.6	6,631.9
Income Tax & Employee Profit Sharing	432.6	409.8	659.3	638.8	289.9	584.3	528.9	420.2	293.8
Deferred Taxes	1,959.3	2,276.7	1,647.8	2,023.5	345.1	0.0	35.1	149.9	210.7
Deferred Credits	100.7	776.4	28.1	14.4	29.6	40.3	103.4	120.3	358.6
TOTAL LIABILITIES	25,849.2	27,861.6	25,402.7	30,828.2	31,850.4	27,686.3	37,824.7	35,591.0	49,898.7
SUSCRIBED CAPITAL	**12,783.8**	**12,832.8**	**12,775.6**	**12,832.2**	**12,793.0**	**12,803.8**	**12,796.0**	**12,817.6**	**12,796.4**
Paid-in Capital	12,783.8	12,832.8	12,775.6	12,832.2	12,793.0	12,803.8	12,796.0	12,817.6	12,796.4
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**8,559.3**	**9,160.1**	**8,525.2**	**9,481.0**	**11,371.3**	**11,561.1**	**10,800.6**	**10,944.6**	**11,388.2**
Capital Reserves	3,688.9	3,703.1	3,686.4	3,702.8	3,691.5	3,809.1	3,806.7	3,813.2	3,806.9
Retained Earnings	13,374.6	13,425.8	13,366.9	13,426.1	14,532.3	14,442.4	13,582.3	13,605.2	15,765.0
Income of Changes on Accounting Principl	2.4	(8.2)	(14.4)	(145.9)	(189.0)	(222.7)	(134.5)	9.8	26.5
Available for Sale	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0	(0.0)	(0.0)
Surplus (deficit) from equity restatement	(8,674.2)	(8,707.4)	(8,668.6)	(8,707.0)	(8,680.4)	(8,687.8)	(8,682.5)	(8,697.0)	(8,682.8)
Net income of the period	144.3	715.8	122.1	1,168.3	1,977.8	2,195.6	2,202.6	2,185.9	443.1
Minority Interest	23.3	31.1	32.8	36.7	39.1	24.5	26.0	27.6	29.4
Total Stockholders´ Equity	21,343.1	21,992.9	21,300.8	22,313.2	24,164.3	24,365.0	23,596.6	23,762.2	24,184.6
LIABILITIES & STOCKHOLDERS´ EQUITY	47,192.3	49,854.5	46,703.5	53,141.4	56,014.7	52,051.3	61,421.3	59,353.2	74,083.4

MEMORANDUM ACCOUNTS

MM Constant Ps. As of March, 2003	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Guarantees Granted	198.2	152.3	127.1	100.9	75.9	65.7	47.0	45.3	26.9
Other Contingent Obligations	10,214.2	10,139.2	10,012.6	9,356.1	9,794.0	9,546.6	9,378.9	9,110.7	10,526.6
Irrevocable Lines of Credit Granted	596.3	603.6	1,217.0	1,364.5	120.8	907.7	1,405.3	2,160.5	2,172.9
Goods in Trust or Mandate	110,421.7	103,855.7	107,623.1	109,405.5	106,669.0	123,665.0	120,604.8	123,905.5	126,302.1
Investment Banking Operations on Behalf o	0.0	0.0	0.0	785.0	774.3	764.8	0.0	0.0	0.0
Goods in Custody or Under Administration	229,437.2	322,172.8	277,282.6	305,351.7	322,482.5	271,160.3	265,496.2	301,934.9	288,150.9
Loan Portfolio Clasification	31,433.2	27,727.1	31,064.3	33,300.2	35,704.1	40,294.7	39,095.4	46,104.4	49,906.0
Amounts Contracted in Derivative Instrume	52,894.9	89,536.9	14,915.3	14,764.3	23,035.0	43,807.5	57,344.4	76,552.9	83,979.4
	435,195.7	**554,187.7**	**442,241.9**	**474,428.0**	**498,655.7**	**490,212.2**	**493,372.0**	**559,814.3**	**561,064.8**
Receivables on Repurchase Agreements	14,157.7	15,069.7	14,394.0	20,042.1	17,816.3	31,908.4	23,378.8	21,306.4	35,837.8
Repurchase Agreement Creditors	14,164.9	15,064.6	14,398.3	20,029.5	17,808.8	31,881.7	23,378.1	21,292.4	35,872.4
Net	**(7.2)**	**5.1**	**(4.3)**	**12.5**	**7.5**	**26.8**	**0.6**	**14.1**	**(34.6)**
Repurchase Agreement Debtors	9,781.5	11,670.4	13,093.0	18,686.7	3,122.4	18,588.1	10,099.5	10,446.7	14,851.9
Payables on Repurchase Agreements	9,778.3	11,676.4	13,088.8	18,700.0	3,119.4	18,592.5	10,102.7	10,453.3	14,808.7
Net	3.2	(6.0)	4.2	(13.3)	3.0	(4.4)	(3.2)	(6.6)	43.2

BANCO INBURSA, S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT MARCH 2003
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2002	**12,796.4**	**0.0**	**3,806.9**	**13,582.7**	**(8,682.8)**	**9.7**	**2,182.3**	**27.6**	**23,722.9**
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2002 results				2,182.3			(2,182.3)	(27.6)	(27.6)
Reserves creation									0.0
Dividens Payment									0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							443.1		443.1
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						16.8			16.8
Minority Interest								29.4	29.4
BALANCE AT MARCH 31st. 2003	**12,796.4**	**-**	**3,806.9**	**15,765.0**	**(8,682.8)**	**26.5**	**443.1**	**29.4**	**24,184.6**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2003

(MM PS)

	Mar-03
OPERATING ACTIVITIES	
Net Income	443.1
Subsidiaries' Income	(429.4)
Depreciation & Amortization	24.1
Loan Loss Reserves	303.1
Market Related Result	155.8
Payable Taxes	83.9
Deferred taxes	51.9
	632.5
Cash increase (decrease) from funding	2,104.4
Cash increase (decrease) from Loan Portfolio	(3,893.3)
Decrease or Increase in treasury transactions	3,140.6
Cash increase (decrease) from Derivative Financial Instruments	7,292.8
Banking Loans & Other Financial Institutions	(434.7)
Payable Taxes	(48.2)
Deferred Taxes	1.4
	8,163.2
Cash flow from operating activities	**8,795.8**
Financing Activities	
Dividends Payment	0.0
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed permanent stocks	(710.2)
Buy(sell) of fixed assets	(31.5)
Receivables,Sundry Debtors & Adv. Payments	(7,310.9)
Deferred Charges	(209.9)
Repossessed Property	0.2
Deferred Credits	238.5
Other Accounts Payable	4,920.8
Cash Flow From Investment Activities	**(3,103.0)**
Net Increase in Cash	**5,692.8**
Cash at beginning of the period	**6,345.4**
Cash at end of period	**12,038.1**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of March, 2003)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Earnings from Investment Sales	3.7	6.3	1.6	0.6	0.1	0.1	(18.5)	0.6	0.9
Asset Management Income	45.9	48.4	48.3	45.9	50.2	41.7	38.0	35.7	35.4
Earnings form Interest	0.0	9.4	(9.4)	0.1	0.0	(0.0)	0.0	0.0	0.0
Unrealized Gain on Portfolio Valuation	1.2	(1.3)	0.1	(32.2)	3.6	2.2	22.9	3.1	15.2
Total Earnings	**50.8**	**62.8**	**40.5**	**14.4**	**54.0**	**44.1**	**42.4**	**39.5**	**51.5**
General Expenses	1.0	1.6	1.5	6.4	14.6	14.2	13.5	2.2	1.7
Total expenses	**1.0**	**1.6**	**1.5**	**6.4**	**14.6**	**14.2**	**13.5**	**2.2**	**1.7**
Earnings Before Taxes	**49.9**	**61.2**	**39.0**	**8.0**	**39.4**	**29.8**	**28.9**	**37.2**	**49.7**
Incurred Income Tax & Profit Sharing	19.2	22.0	(0.8)	12.5	(22.1)	3.1	9.8	17.1	17.3
Net Income Before Deferred Accounts	**30.6**	**39.2**	**39.8**	**(4.5)**	**61.5**	**26.8**	**19.1**	**20.1**	**32.4**
Earnings from subsidiaries	(0.9)	13.7	(22.5)	18.4	11.5	(23.9)	(6.3)	9.2	5.8
Unadjusted for monetary position resu	**29.7**	**52.9**	**17.2**	**13.9**	**73.0**	**2.8**	**12.8**	**29.4**	**38.3**
Monetary position	**(2.8)**	**(3.3)**	**(2.4)**	**(4.3)**	**(3.3)**	**(5.0)**	**(4.5)**	**(7.3)**	**(4.7)**
Net income result actualization	0.1	0.5	0.9	1.4	0.1	1.0	0.9	1.8	0.1
Net income	**27.0**	**50.2**	**15.6**	**11.1**	**69.7**	**(1.2)**	**9.2**	**23.9**	**33.6**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of March, 2003)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	123.6	154.5	36.2	538.6	546.5	546.9	144.2	168.2	212.5
Sundry Debtors	15.8	16.9	15.5	16.5	17.7	13.4	12.6	12.8	18.8
Permanent investments	157.1	169.3	296.1	252.4	260.4	233.4	224.1	229.3	232.1
Receivable Taxes	0.0	0.0	0.0	0.0	0.0	26.6	61.5	68.1	12.0
TOTAL ASSETS	296.4	340.7	347.8	807.5	824.7	820.4	442.4	478.3	475.4
LIABILITIES & STOCKHOLDERS' EQUITY									
Sundry Creditors	0.1	0.0	0.0	448.9	434.9	417.8	0.0	0.0	0.4
Payable Taxes	23.9	13.2	14.6	13.5	11.3	24.9	37.6	49.5	13.2
Deferred Income Tax	40.2	44.3	35.3	35.2	-0.3	-0.1	17.9	17.6	17.7
TOTAL LIABILITIES	64.2	57.5	49.9	497.5	445.9	442.6	55.5	67.1	31.2
STOCKHOLDERS' EQUITY									
Stockholders' Equity	19.8	19.9	19.8	19.9	19.9	19.9	19.9	19.9	19.9
Legal Reserve	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7
Retained Earnings	226.6	227.4	226.4	227.4	330.3	330.6	330.4	331.0	431.9
Surplus (deficit) from equity restatement	(44.8)	(45.0)	(44.8)	(45.0)	(44.8)	(44.9)	(44.9)	(44.9)	(44.9)
Net income	27.0	77.1	92.8	103.9	69.7	68.6	77.8	101.6	33.6
TOTAL STOCKHOLDERS´ EQUITY	**232.3**	**283.2**	**297.9**	**310.0**	**378.8**	**377.8**	**386.8**	**411.2**	**444.2**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	296.4	340.7	347.8	807.5	824.7	820.4	442.4	478.3	475.4

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of March, 2003)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Commisions & Tariffs	57.6	108.4	68.8	72.6	77.6	137.5	59.6	33.2	37.8
Earnings From Services	**57.6**	**108.4**	**68.8**	**72.6**	**77.6**	**137.5**	**59.6**	**33.2**	**37.8**
Income from sale of securities	34.4	38.2	23.5	23.3	68.8	14.4	18.5	32.6	127.3
Interest Income	3.5	(4.8)	6.3	5.0	(4.8)	(0.8)	2.4	0.1	2.1
Interest Expense	(0.3)	(0.0)	(0.1)	(0.2)	(46.5)	4.6	1.7	(4.0)	(105.6)
Unrealized gain on Portfolio Valuation	(4.3)	(1.1)	(3.1)	24.7	22.3	(23.1)	4.3	4.0	(3.8)
Monetary Position	(6.5)	(5.9)	(4.4)	(8.8)	(6.6)	(8.9)	(8.6)	(13.3)	(7.6)
Financial Margin	**26.8**	**26.4**	**22.2**	**43.9**	**33.2**	**(13.7)**	**18.2**	**19.4**	**12.4**
Operating Income	**84.4**	**134.9**	**91.0**	**116.6**	**110.7**	**123.7**	**77.8**	**52.6**	**50.2**
General Expenses	37.2	41.2	37.2	65.6	35.1	54.8	44.7	120.6	36.4
Operating Margin	**47.2**	**93.6**	**53.7**	**50.9**	**75.7**	**68.9**	**33.1**	**(67.9)**	**13.8**
Other Expenses (Income)	(2.4)	0.7	(0.3)	(3.1)	0.0	(0.2)	(0.2)	(0.4)	(0.6)
Net Income Before Income Tax & Profit Sha	**49.6**	**93.0**	**54.0**	**54.0**	**75.6**	**69.1**	**33.3**	**(67.6)**	**14.4**
Incurred Income Tax & Profit Sharing	19.3	52.8	9.2	13.6	24.7	46.6	12.2	(29.2)	6.9
Deffered Income Tax	(6.3)	(0.9)	(2.1)	10.9	10.7	(10.5)	1.2	(0.9)	(0.6)
Net Income Before Subsidiaries' Net Incom	**36.7**	**41.0**	**46.9**	**29.6**	**40.2**	**33.0**	**19.9**	**(37.4)**	**8.2**
Subsidiaries' Net Income	3.3	0.5	1.3	(0.7)	0.8	0.8	1.2	1.4	1.0
Net Income	**40.0**	**41.5**	**48.2**	**28.9**	**41.1**	**33.8**	**21.1**	**(36.1)**	**9.2**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of March, 2003)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Cash & Banks	**0.1**	**0.1**	**0.1**	**0.1**	**0.2**	**0.1**	**0.1**	**0.6**	**0.0**
FINANCIAL INSTRUMENTS	**712.9**	**698.7**	**690.6**	**723.1**	**735.9**	**791.1**	**797.6**	**753.6**	**724.8**
Negotiable	712.9	698.7	690.6	723.1	735.9	791.1	797.6	753.6	724.8
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**19.8**	**16.5**	**70.0**	**94.5**	**31.3**	**67.3**	**68.5**	**42.7**	**35.2**
Repo Operations	19.8	16.5	70.0	94.5	31.3	67.3	68.5	42.7	35.2
Other accounts receivable	8.0	7.7	5.6	6.1	6.9	4.6	4.6	6.5	5.4
Fixed assets,net	26.6	21.7	20.9	34.5	34.2	33.4	35.6	34.9	39.9
Permanent equity investments	39.4	37.6	38.9	39.8	40.5	39.4	39.3	38.8	39.7
Other Assets	18.1	18.3	97.7	39.9	61.7	85.2	99.9	101.7	50.2
TOTAL ASSETS	**824.8**	**800.5**	**923.8**	**938.1**	**910.5**	**1,021.1**	**1,045.6**	**978.9**	**895.2**
LIABILITIES & STOCKHOLDERS' EQUITY									
LIABILITIES									
Securities & Derivatives	**20.1**	**16.5**	**70.0**	**94.5**	**31.3**	**67.2**	**68.3**	**42.6**	**36.1**
Repo Operations	20.1	16.5	70.0	94.5	31.3	67.2	68.3	42.6	36.1
Other Account Payable	**229.4**	**166.3**	**192.0**	**139.9**	**126.2**	**181.0**	**183.9**	**178.8**	**94.5**
Income Tax & Employee profit sharing provision	221.0	154.8	152.5	100.9	92.9	134.8	138.2	138.8	65.7
Sundry creditors & other accounts payable	8.4	11.5	39.5	39.0	33.3	46.3	45.7	40.0	28.8
Deferred taxes	7.5	6.6	4.4	15.3	25.8	9.7	10.8	9.7	9.0
Total Liabilities	**257.1**	**189.4**	**266.4**	**249.7**	**183.2**	**258.0**	**263.0**	**231.0**	**139.5**
STOCKHOLDERS' EQUITY									
Suscribed capital	**386.1**	**428.2**	**426.3**	**428.1**	**426.7**	**484.8**	**484.4**	**485.1**	**484.2**
Paid-in capital	386.1	428.2	426.3	428.1	426.7	484.8	484.4	485.1	484.2
Earned Capital	**181.7**	**182.9**	**231.1**	**260.2**	**300.6**	**278.4**	**298.2**	**262.7**	**271.5**
Capital reserves	48.4	48.6	48.4	48.6	48.5	50.6	50.6	50.6	50.5
Retained earnings	282.9	243.2	242.1	243.1	400.3	340.8	340.6	341.1	400.3
Valuation effect in assoc. & affiliated companies	28.5	28.5	28.9	28.9	28.9	30.4	29.3	29.6	29.5
Surplus (deficit) of equity restatement	(218.1)	(218.9)	(217.9)	(218.8)	(218.1)	(218.3)	(218.1)	(218.5)	(218.1)
Net icome	40.0	81.5	129.6	158.5	41.1	74.8	95.9	59.9	9.2
Stockholders' Equity	**567.7**	**611.1**	**657.4**	**688.3**	**727.3**	**763.1**	**782.6**	**747.9**	**755.7**
Total Liabilities & Stockholders' Equity	**824.8**	**800.5**	**923.8**	**938.1**	**910.5**	**1,021.1**	**1,045.6**	**978.9**	**895.2**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of March, 2003)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Premiums written	2,354.9	2,377.5	2,672.1	2,827.8	2,854.7	4,007.5	4,643.3	6,288.2	1,457.6
Premiums ceded	87.9	110.9	115.3	236.0	67.4	251.0	292.1	698.5	142.4
Retained Premiums	**2,267.0**	**2,266.6**	**2,556.8**	**2,591.8**	**2,787.3**	**3,756.5**	**4,351.2**	**5,589.8**	**1,315.2**
Increased in reserve for unearned premiums	**875.0**	**855.2**	**883.0**	**1,113.0**	**1,157.3**	**1,523.6**	**1,725.7**	**(2,481.1)**	**68.2**
Retained earned premiums	**1,392.0**	**1,411.4**	**1,673.9**	**1,478.8**	**1,630.1**	**2,232.9**	**2,625.5**	**8,070.8**	**1,246.9**
Net Acquisition Cost	**391.2**	**380.8**	**489.2**	**570.7**	**350.9**	**370.9**	**294.4**	**313.6**	**296.4**
Commisions to agents	143.7	139.7	153.6	174.7	134.5	172.7	153.9	214.0	130.3
Additional compensation to agents	50.1	43.0	52.4	69.3	46.3	55.0	43.5	62.9	54.9
Commisions for re-insurance taken	0.3	0.1	1.8	0.2	0.2	(0.0)	2.4	0.1	0.1
Commisions for re-insurance given	(27.5)	(30.4)	(28.2)	(55.1)	(16.9)	(57.3)	(50.4)	(124.8)	(25.4)
Coverage on losses excess	56.9	62.9	136.5	203.6	20.7	30.9	37.0	40.8	33.8
Others	167.8	165.5	173.0	178.0	166.2	169.6	107.9	120.7	102.7
Net cost of claims and contractual obligations	**993.8**	**1,061.8**	**1,150.2**	**1,176.8**	**1,208.8**	**1,818.6**	**2,457.6**	**7,837.1**	**717.7**
Claims and other contractual obligations	994.4	1,068.2	1,151.8	1,189.5	1,243.1	1,823.4	2,489.9	7,844.5	754.5
Claims recovered from re-insurance	0.6	6.4	1.6	12.7	34.4	4.8	32.3	7.4	36.8
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**7.0**	**(31.2)**	**34.5**	**(268.7)**	**70.4**	**43.4**	**(126.4)**	**(79.9)**	**232.8**
Net Increase in other technical reserve	**143.8**	**123.6**	**110.0**	**137.9**	**109.7**	**128.1**	**47.1**	**(154.3)**	**(48.6)**
Catastrophic risks reserves	108.4	86.7	75.4	79.6	98.6	113.2	(35.4)	(78.8)	(44.9)
Preventions reserves	30.3	31.7	29.3	25.2	6.1	(16.0)	(4.7)	(98.5)	(3.6)
Contingency claim reserves	0.1	(0.0)	(0.0)	0.0	0.0	24.5	2.0	2.4	(0.0)
Other reserves	5.0	5.2	5.2	33.0	5.0	6.4	85.2	20.5	(0.0)
Gross profit	**(136.8)**	**(154.8)**	**(75.5)**	**(406.6)**	**(39.3)**	**(84.7)**	**(173.5)**	**74.4**	**281.4**
Net operating expenses	**145.0**	**144.4**	**140.8**	**192.1**	**162.0**	**154.5**	**151.0**	**173.3**	**152.6**
Administrative and operating expenses	4.6	11.1	2.9	26.9	5.4	15.1	6.6	20.1	(12.6)
Personnel expenses	120.9	112.6	115.8	143.0	137.1	118.6	123.8	132.4	154.9
Depreciation and amortization	19.5	20.8	22.1	22.2	19.6	20.8	20.6	20.8	10.3
Operating Profits	**(281.8)**	**(299.2)**	**(216.3)**	**(598.7)**	**(201.3)**	**(239.2)**	**(324.5)**	**(98.8)**	**128.7**
Net Financial Income	**427.6**	**475.9**	**61.9**	**526.6**	**385.6**	**143.5**	**299.5**	**520.9**	**47.2**
On investments	284.1	315.5	279.2	299.2	295.9	342.2	376.1	425.3	131.0
Investments sales	53.3	(38.7)	(20.1)	(34.8)	4.5	2.1	26.9	(31.8)	21.9
Investments revaluation	162.5	311.3	(32.7)	385.8	295.1	(3.3)	147.8	461.8	(27.6)
Charges on premiums	18.7	18.7	23.3	20.3	19.7	17.9	17.6	18.2	17.9
Others	1.3	4.7	11.6	6.0	1.1	3.0	(2.5)	2.2	(0.0)
Forex	0.3	4.9	(13.5)	7.4	1.7	12.4	(3.7)	13.9	5.0
REPOMO	(92.6)	(140.5)	(185.9)	(157.2)	(232.3)	(230.7)	(262.7)	(368.7)	(100.9)
Income before income taxes & employee profit sh	**145.8**	**176.7**	**(154.4)**	**(72.1)**	**184.3**	**(95.7)**	**(25.0)**	**422.1**	**176.0**
Provision for income tax	28.1	6.9	(22.1)	(25.6)	38.6	(21.5)	10.2	111.8	80.8
Provision for employee profit sharing	9.2	2.2	(6.1)	(6.7)	11.5	(0.2)	2.6	33.9	26.0
Subsidiaries results	(2.8)	(8.4)	10.4	9.1	14.2	10.9	(34.9)	(19.1)	16.2
Net income	**105.7**	**159.1**	**(115.8)**	**(30.7)**	**148.3**	**(63.1)**	**(72.6)**	**257.3**	**85.4**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of March, 2003)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Investments	**16,456.3**	**17,484.7**	**18,491.9**	**19,530.4**	**20,907.9**	**22,740.6**	**25,037.3**	**22,205.4**	**9,798.2**
Securities	**15,205.0**	**15,857.6**	**16,874.0**	**18,309.8**	**19,712.8**	**21,478.4**	**23,763.8**	**20,895.6**	**8,565.9**
Government	7,437.2	8,993.3	10,130.8	11,356.8	11,806.6	12,813.5	14,409.4	11,579.3	4,473.8
Private companies	6,292.1	5,274.0	5,286.0	5,136.3	5,902.7	6,535.0	7,341.0	6,864.3	3,503.0
Debt Instruments	4,338.8	3,389.7	3,314.8	3,638.7	4,443.8	4,803.1	5,586.5	5,202.9	2,341.1
Equities	1,953.3	1,884.3	1,971.2	1,497.6	1,458.8	1,731.9	1,754.5	1,661.4	1,161.9
Net unrealized gain on valuation	1,353.7	1,385.8	1,327.6	1,568.6	1,848.1	1,830.3	1,837.1	2,128.7	530.1
Interest debtors	122.0	204.5	129.7	248.1	155.4	299.5	176.3	323.2	58.9
Loans	**368.6**	**746.2**	**738.7**	**353.4**	**329.7**	**398.6**	**409.4**	**447.4**	**384.3**
On policies	143.8	136.9	134.2	132.6	130.1	124.9	122.3	120.9	118.1
Secured	218.7	601.7	597.0	216.2	194.1	265.7	265.3	263.2	259.9
Unsecured	2.9	2.8	2.9	2.8	4.8	6.8	20.1	60.8	4.2
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Interest debtors	3.3	4.7	4.5	1.8	0.7	1.2	1.7	2.4	2.6
Allowance for write-offs	(0.1)	0.1	0.1	0.0	(0.1)	(0.0)	(0.0)	0.0	(0.5)
Real estate	**882.7**	**881.0**	**879.2**	**867.1**	**865.4**	**863.7**	**864.1**	**862.4**	**848.1**
Real estate	64.0	63.3	62.6	61.9	61.1	60.4	61.8	60.7	59.8
Net unrealized gain on valuation	854.6	855.2	856.0	840.5	841.4	842.1	842.9	843.9	832.1
Depreciation	(35.9)	(37.6)	(39.4)	(35.3)	(37.1)	(38.8)	(40.5)	(42.3)	(43.8)
Investments for labor obligations	446.2	468.4	443.3	453.9	470.3	442.6	439.0	444.9	437.3
Current assets	**(24.4)**	**(30.0)**	**(46.3)**	**3.3**	**(33.9)**	**16.3**	**0.5**	**62.7**	**55.3**
Cash and banks	(24.4)	(30.0)	(46.3)	3.3	(33.9)	16.3	0.5	62.7	55.3
Debtors	**1,567.1**	**1,667.4**	**1,593.7**	**2,094.0**	**1,707.0**	**1,811.6**	**1,778.8**	**2,560.2**	**2,001.3**
Premium debtors	1,452.2	1,548.3	1,456.0	1,975.9	1,562.4	1,693.0	1,661.6	2,442.1	1,882.1
Agents and adjusters	2.1	2.6	3.0	2.5	0.4	2.7	3.1	5.8	3.9
Notes receivable	32.0	33.6	47.6	40.6	39.4	40.5	41.4	31.8	31.4
Employee loans	53.6	52.2	49.4	42.6	51.1	49.0	47.5	43.3	55.5
Other	40.9	44.3	51.1	46.8	68.0	40.3	39.0	53.1	44.0
Allowance for write-offs	(13.7)	(13.5)	(13.4)	(14.4)	(14.2)	(14.0)	(13.8)	(15.9)	(15.6)
Reinsurers and rebonders	**340.6**	**321.7**	**388.1**	**406.1**	**785.1**	**553.4**	**813.6**	**927.0**	**1,045.8**
Insurance and bonding companies	82.9	76.3	101.9	69.8	92.5	70.4	122.3	128.7	207.2
Retained deposits	0.4	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	221.0	221.3	258.1	314.7	672.0	466.4	668.6	776.1	817.0
Reinsurens share of unearned premiums	36.3	23.6	27.5	21.2	20.0	16.1	22.3	21.7	21.0
Other assets	**555.8**	**503.6**	**527.1**	**546.6**	**561.0**	**501.4**	**500.8**	**483.7**	**333.8**
Furniture and equipment (net)	75.6	96.7	95.5	95.8	91.7	91.2	86.2	81.9	77.9
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	479.8	406.5	431.2	450.4	469.0	409.8	414.2	401.4	255.5
Total assets	19,341.6	20,415.8	21,397.7	23,034.3	24,397.4	26,065.9	28,570.0	26,683.8	13,671.7

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Technical reserves	**14,834.6**	**15,843.4**	**16,965.5**	**18,385.0**	**19,941.8**	**21,556.3**	**23,701.0**	**21,322.6**	**10,110.0**
Unearned premiums	**10,396.0**	**11,214.9**	**12,105.2**	**13,184.9**	**14,316.8**	**15,870.5**	**17,600.2**	**15,102.6**	**4,303.8**
Life	8,842.8	9,726.6	10,542.1	11,423.9	12,583.2	14,243.7	15,964.0	13,315.5	2,495.7
Accident and health	1,546.3	1,481.4	1,556.2	1,754.0	1,726.2	1,619.5	1,628.8	1,779.7	1,800.6
Current bonds	6.9	6.9	6.9	7.1	7.4	7.4	7.5	7.4	7.5
Contractual obligations	**2,045.2**	**2,134.1**	**2,231.8**	**2,451.0**	**2,774.2**	**2,659.2**	**3,079.8**	**3,277.5**	**3,313.5**
Losses and maturities	711.2	718.1	746.5	873.4	1,044.3	1,089.8	1,272.0	1,227.5	1,334.0
Reserve for incurred but not reported losses	669.5	722.0	776.3	842.3	1,006.9	924.5	1,175.3	1,294.0	1,322.9
Policy dividends	149.5	159.3	183.1	197.6	189.1	108.5	103.2	233.1	134.0
Managed insurance funds	492.1	505.3	508.8	512.1	513.0	512.2	510.8	504.1	502.1
Deposits premiums	22.8	29.4	17.2	25.6	20.9	24.2	18.6	18.8	20.5
Prevision	**2,393.4**	**2,494.3**	**2,628.5**	**2,749.0**	**2,850.9**	**3,026.6**	**3,021.0**	**2,942.6**	**2,492.8**
Prevision	498.1	528.1	559.1	584.6	590.2	388.8	385.2	284.5	282.1
Catastrophic	1,853.7	1,919.4	2,017.4	2,079.2	2,170.5	2,327.9	2,304.6	2,237.5	2,208.4
Contingency	2.2	2.2	2.2	2.2	2.2	215.6	217.6	220.0	2.2
Specials	39.4	44.6	49.9	82.9	87.9	94.3	113.6	200.6	0.1
Provision for labor obligations at retirement	**442.6**	**462.4**	**433.1**	**451.8**	**464.6**	**439.6**	**430.7**	**439.7**	**434.7**
Creditors	**206.5**	**198.2**	**224.5**	**253.5**	**200.0**	**211.6**	**544.6**	**264.0**	**211.6**
Agents and adjusters	161.3	149.2	172.3	207.5	164.1	172.7	189.6	211.2	175.6
Managed loss funds	3.5	2.7	1.5	1.2	1.0	1.0	3.4	4.3	5.8
Sundry	41.7	46.3	50.7	44.7	35.0	37.9	351.6	48.5	30.2
Reinsurers and rebonders	**175.2**	**184.6**	**197.6**	**360.0**	**83.9**	**223.6**	**221.7**	**564.3**	**335.2**
Insurance and bonding companies	158.1	173.6	190.1	359.2	83.3	222.8	221.1	563.7	334.7
Retained deposits	17.1	11.0	7.5	0.7	0.6	0.7	0.6	0.6	0.6
Other liabilities	**624.8**	**511.0**	**477.0**	**506.3**	**484.6**	**473.4**	**583.4**	**749.9**	**771.5**
Provision for employee profit sharing	164.7	104.6	112.2	19.5	19.8	25.5	82.3	180.1	279.6
Other liabilities	255.8	268.1	271.8	334.4	276.0	293.6	390.9	410.5	350.1
Deferred credits	204.3	138.4	93.0	152.4	188.8	154.3	110.3	159.3	141.8
Total liabilities	**16,283.8**	**17,199.6**	**18,297.7**	**19,956.5**	**21,174.9**	**22,904.6**	**25,481.5**	**23,340.5**	**11,863.0**
Stockholders' equity									
Paid in capital	**1,834.5**	**1,834.5**	**1,834.5**	**2,089.0**	**2,089.0**	**2,089.0**	**2,089.0**	**2,089.0**	**885.9**
Capital stock	1,884.3	1,884.3	1,884.3	2,089.0	2,089.0	2,089.0	2,089.0	2,089.0	885.9
(-)Unsubscribed capital	49.8	49.8	49.8	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**1,874.1**	**1,462.9**	**1,461.6**	**1,686.4**	**1,686.4**	**1,988.5**	**1,888.8**	**1,727.4**	**1,589.9**
legal	85.3	85.3	85.3	85.3	85.3	97.1	97.1	97.1	97.1
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,788.8	1,377.6	1,376.3	1,601.1	1,601.1	1,891.4	1,791.7	1,630.3	1,492.8
Unrealized gain on valuation of real estate	2.0	1.9	1.9	1.6	1.6	3.8	4.0	1.9	1.9
Subsidiaries	3.8	3.8	3.8	3.8	3.8	12.1	12.1	12.1	(43.9)
Retained earnings	2,868.6	3,279.8	3,281.1	2,801.8	2,920.1	2,609.7	2,709.4	2,870.9	483.1
Net income	105.7	264.8	149.0	118.3	148.3	85.2	12.6	269.9	85.4
Excess (insufficient) on Stockholders' actualiz	(3,631.0)	(3,631.4)	(3,631.9)	(3,623.1)	(3,626.7)	(3,627.1)	(3,627.5)	(3,627.9)	(1,193.5)
Total stockholders' equity	**3,057.7**	**3,216.3**	**3,100.1**	**3,077.8**	**3,222.5**	**3,161.3**	**3,088.5**	**3,343.3**	**1,808.7**
Total liabilities and stockholders' equity	**19,341.5**	**20,415.9**	**21,397.8**	**23,034.3**	**24,397.4**	**26,065.9**	**28,570.0**	**26,683.8**	**13,671.7**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000's Constant Ps. as of March 2003)	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Premiums accepted	68,648.0	60,199.7	67,727.4	84,603.8	48,630.5	72,149.9	77,972.1	70,778.2	68,576.7
Premiums ceded	18,292.6	16,965.4	10,715.8	10,328.3	8,413.7	16,904.7	18,107.0	9,246.2	10,559.3
RETAINED PREMIUMS	**50,355.4**	**43,234.3**	**57,011.6**	**74,275.4**	**40,216.7**	**55,245.2**	**59,865.1**	**61,531.9**	**58,017.4**
Application of reserve for outstanding bo	6,013.1	(5,818.5)	4,554.3	19,439.2	(28,902.8)	3,125.9	11,318.2	2,561.2	16,233.0
NET PREMIUM REVENUES	**44,342.4**	**49,052.8**	**52,457.3**	**54,836.2**	**69,119.6**	**52,119.3**	**48,546.9**	**58,970.8**	**41,784.3**
Net Acquisition Cost	**(3,588.2)**	**(3,289.6)**	**(3,513.0)**	**(10,269.1)**	**(1,835.2)**	**(6,506.9)**	**(5,715.1)**	**(4,288.3)**	**(1,792.8)**
Comisions to agents	771.1	1,331.9	583.5	575.8	522.6	1,004.4	1,312.7	1,552.2	683.2
Comisions for rebonding taken	31.3	20.3	1.6	90.6	45.8	0.4	29.6	277.9	44.1
Comisions for rebonding given	(6,546.1)	(6,896.1)	(4,712.4)	(4,431.0)	(3,347.1)	(8,340.5)	(7,876.2)	(4,135.0)	(3,681.5)
Others	2,155.5	2,254.3	614.4	(6,504.5)	943.5	828.8	818.8	(1,983.4)	1,161.3
Claims	35,075.0	41,474.4	38,301.8	37,435.7	65,616.8	34,913.7	28,687.4	45,790.0	29,073.1
Technical Income	**12,855.5**	**10,868.0**	**17,668.5**	**27,669.7**	**5,338.0**	**23,712.6**	**25,574.6**	**17,469.1**	**14,504.1**
Net increase in other technical reserve	4,359.6	3,549.5	4,812.9	7,267.6	2,720.1	4,185.8	4,902.0	3,954.9	4,779.4
GROSS INCOME	**8,495.9**	**7,318.5**	**12,855.6**	**20,402.1**	**2,617.9**	**19,526.8**	**20,672.5**	**13,514.2**	**9,724.7**
Net Operating Expenses	**(4,688.8)**	**(4,023.9)**	**(6,001.9)**	**(10,556.8)**	**118.3**	**(9,120.2)**	**(8,565.8)**	**(6,479.9)**	**(6,543.3)**
Administrative & operating expenses	(4,799.0)	(4,261.2)	(6,112.5)	(10,664.6)	(6.0)	(9,283.5)	(8,774.5)	(6,636.3)	(6,711.4)
Personnel expenses	0.0	128.4	1.5	2.0	0.0	0.0	48.3	1.4	0.0
Depreciation	110.2	108.9	109.1	105.8	124.3	163.3	160.4	154.9	168.1
OPERATING INCOME	**13,184.7**	**11,342.4**	**18,857.4**	**30,958.9**	**2,499.6**	**28,647.0**	**29,238.3**	**19,994.1**	**16,268.0**
Financial Income	**8,300.8**	**7,587.5**	**777.2**	**8,462.5**	**3,631.2**	**(27,103.5)**	**3,632.3**	**4,669.1**	**5,158.6**
On investments	11,261.9	12,995.9	8,211.5	7,470.3	5,877.7	8,618.7	7,435.5	7,842.0	7,312.2
Investments sales	0.0	261.7	(0.0)	0.0	0.0	(31,004.0)	0.1	1,496.8	2,390.5
Investments revaluation	1,380.9	(2,142.7)	(1,616.0)	4,397.9	5,297.4	(7,187.9)	3,421.7	1,873.8	0.0
Others	(43.3)	(544.9)	(903.4)	(13.1)	(336.5)	29.9	11.4	10.7	17.1
Repos	(420.5)	535.3	(13.4)	438.0	(1,348.4)	7,663.8	(1,644.9)	1,117.6	1,672.2
REPOMO	(3,878.2)	(3,517.7)	(4,901.6)	(3,830.7)	(5,859.0)	(5,224.1)	(5,591.5)	(7,671.9)	(6,233.3)
INCOME BEFORE TAXES	**21,485.5**	**18,929.9**	**19,634.6**	**39,421.4**	**6,130.8**	**1,543.5**	**32,870.6**	**24,663.2**	**21,426.6**
Income taxes	6,316.5	7,903.4	10,223.6	15,820.5	8,240.9	(6,155.0)	11,026.6	13,510.7	3,795.9
NET INCOME	**15,169.0**	**11,026.5**	**9,411.0**	**23,601.0**	**(2,110.2)**	**7,698.5**	**21,844.0**	**11,152.5**	**17,630.8**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000's Constant Ps. as of March, 2003)

ASSETS	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Investments	**497,792.3**	**495,934.7**	**520,957.3**	**557,466.3**	**550,462.6**	**544,915.5**	**579,253.0**	**602,812.1**	**644,081.6**
Securities	**447,023.8**	**446,105.6**	**465,603.8**	**497,940.5**	**462,832.2**	**452,049.9**	**486,913.1**	**509,748.2**	**571,162.9**
Government	286,377.9	276,956.7	300,649.0	243,580.6	209,979.5	227,330.3	224,993.7	282,147.1	322,787.5
Private companies	147,547.4	157,003.3	154,481.0	235,414.1	230,918.9	208,373.9	241,307.0	205,785.3	224,407.0
Debt Instruments	16,103.0	13,611.5	12,880.7	95,174.0	92,579.8	71,731.1	106,382.8	13,826.4	14,096.7
Equities	131,444.4	143,391.7	141,600.3	140,240.1	138,339.1	136,642.9	134,924.1	191,958.9	210,310.3
Net unrealized gain on valuation	12,848.6	12,053.4	10,294.6	14,593.0	17,316.1	16,316.6	19,334.4	21,791.8	23,957.8
Interest debtors	249.9	92.3	179.1	4,352.8	4,617.8	29.1	1,278.1	24.1	10.5
Loans	**24,807.1**	**23,935.5**	**29,527.6**	**33,767.7**	**55,001.9**	**60,366.3**	**59,739.8**	**58,319.3**	**38,310.5**
Secured	23,287.3	23,935.5	24,029.5	23,864.8	24,088.0	24,727.8	24,354.2	23,579.5	23,579.3
Unsecured	1,512.6	0.0	5,449.7	9,826.7	30,803.9	35,442.3	35,052.0	34,553.0	13,799.7
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	7.2	0.0	48.4	76.3	110.0	196.2	333.6	186.8	931.5
Real estate	**25,961.4**	**25,893.6**	**25,825.8**	**25,758.1**	**32,628.4**	**32,499.4**	**32,600.1**	**34,744.6**	**34,608.2**
Real estate	715.7	708.8	700.0	693.2	7,642.3	7,548.6	7,453.7	7,329.5	7,234.1
Net unrealized gain on valuation	26,474.5	26,481.4	26,490.3	26,497.0	26,506.4	26,600.1	26,899.3	29,166.2	29,261.6
Depreciation	(1,228.9)	(1,296.7)	(1,364.4)	(1,432.2)	(1,520.4)	(1,649.4)	(1,752.8)	(1,751.1)	(1,887.5)
Investments for labor obligations	**2,127.8**	**1,443.3**	**1,432.9**	**1,374.9**	**1,383.0**	**1,361.0**	**1,351.1**	**1,356.7**	**1,350.1**
Current assets	**1,021.1**	**2,207.1**	**1,185.0**	**2,741.2**	**1,981.4**	**696.6**	**1,821.4**	**1,575.3**	**816.6**
Cash and banks	1,021.1	2,207.1	1,185.0	2,741.2	1,981.4	696.6	1,821.4	1,575.3	816.6
Debtors	**37,336.5**	**40,229.4**	**34,090.7**	**50,017.3**	**27,563.6**	**37,627.7**	**38,667.7**	**37,911.2**	**33,872.5**
Premium debtors	34,575.6	38,112.6	32,990.1	48,597.5	26,264.7	36,602.8	37,330.3	36,933.5	32,947.8
Agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	457.3	452.9	(15.4)	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,303.5	1,663.9	1,115.9	1,419.8	1,298.9	1,024.9	1,337.5	977.7	924.7
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**20,476.0**	**19,457.2**	**18,254.1**	**21,624.2**	**18,627.5**	**16,258.2**	**13,590.0**	**14,796.0**	**12,667.1**
Bonding companies	4,062.2	2,962.6	1,955.9	6,066.9	3,866.3	2,380.4	2,884.8	5,438.9	4,139.0
Retained deposits	741.3	703.9	726.1	695.3	675.3	731.3	105.2	104.5	49.1
Others	988.6	1,726.0	1,704.5	1,761.3	1,759.6	1,738.1	1,716.2	1,687.6	869.1
Participation in rebonding	14,683.9	14,064.7	13,867.6	13,100.7	12,326.2	11,408.5	8,883.9	7,565.0	7,609.9
Other assets	**40,338.9**	**17,340.8**	**22,165.8**	**26,411.2**	**32,322.3**	**15,408.3**	**25,327.6**	**30,145.5**	**8,376.3**
Furniture and equipment (net)	433.2	395.8	359.9	325.0	293.4	263.4	235.4	209.2	182.0
Foreclosed and repossessed assets	1,732.3	1,715.6	1,694.1	1,677.9	1,655.1	1,634.8	1,614.3	1,587.4	1,566.7
Sundry	38,173.4	15,229.5	20,111.8	24,408.4	30,373.8	13,510.1	23,477.9	28,348.9	6,627.6
Total assets	599,092.5	576,612.5	598,085.7	659,635.1	632,340.3	616,267.4	660,010.9	688,596.8	701,164.3

LIABILITIES	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Technical reserves	**239,427.4**	**234,411.3**	**242,260.2**	**267,032.2**	**238,555.5**	**244,444.0**	**257,158.3**	**260,914.7**	**280,817.6**
Current bonds	115,598.5	107,043.8	110,068.2	127,581.5	96,389.0	98,067.2	105,872.4	105,668.5	120,782.5
Contingency bonds	123,828.9	127,367.4	132,192.0	139,450.7	142,166.4	146,376.9	151,285.9	155,246.2	160,035.1
Provision for labor obligations at retirement	**1,024.1**	**453.2**	**442.1**	**457.9**	**461.9**	**436.7**	**427.8**	**438.8**	**418.5**
Creditors	**3,421.5**	**5,000.8**	**5,419.8**	**5,103.5**	**3,850.7**	**6,180.6**	**4,502.6**	**8,396.0**	**7,292.7**
Agents and adjusters	18.6	32.1	194.0	110.2	144.0	60.6	64.0	166.9	329.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	3,402.9	4,968.7	5,225.8	4,993.3	3,706.7	6,120.0	4,438.7	8,229.2	6,963.5
Rebonders	**27,912.2**	**27,360.2**	**20,836.7**	**16,066.1**	**17,095.4**	**21,562.3**	**20,027.0**	**16,086.2**	**18,589.9**
Bonding companies	16,740.9	17,333.4	11,179.9	7,825.5	9,402.7	13,685.5	12,155.5	9,739.5	12,270.0
Other participation	11,171.2	10,026.8	9,656.9	8,240.5	7,692.7	7,876.9	7,871.6	6,346.6	6,319.9
Other liabilities	**62,808.4**	**30,797.9**	**40,641.3**	**58,520.0**	**61,530.5**	**24,870.5**	**37,050.3**	**50,045.3**	**23,695.5**
Provision for employee profit sharing & incured incom	53,127.7	21,592.7	32,035.8	44,733.7	53,836.5	17,153.7	25,613.8	41,267.0	15,406.3
Other liabilities	9,445.0	8,100.9	8,580.2	11,340.3	7,320.4	8,735.5	10,490.6	8,778.3	8,289.2
Deferred credits	235.6	1,104.3	25.3	2,446.0	373.5	(1,018.7)	945.9	0.0	0.0
Total liabilities	**334,593.5**	**298,023.4**	**309,600.2**	**347,179.6**	**321,494.0**	**297,494.2**	**319,166.1**	**335,881.0**	**330,814.2**
Stockholders' equity									
Paid in capital	**98,417.6**	**101,702.6**	**101,702.6**	**101,702.7**	**101,702.6**	**106,346.0**	**106,346.2**	**106,346.2**	**106,346.2**
Capital stock	134,523.9	137,809.0	137,808.9	137,809.0	137,808.9	142,452.3	142,452.5	142,452.5	134,524.0
(-)Unsubscribed capital	(36,106.3)	(36,106.3)	(36,106.3)	(36,106.3)	(36,106.3)	(36,106.3)	(36,106.3)	(36,106.3)	(28,177.8)
Reserves	**50,202.6**	**50,202.6**	**50,202.5**	**50,202.6**	**50,202.6**	**56,123.3**	**56,123.3**	**56,123.3**	**56,123.3**
legal	50,202.6	50,202.6	50,202.5	50,202.6	50,202.6	56,123.3	56,123.3	56,123.3	56,123.3
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	0.0	3,067.0	3,555.8	3,928.0	4,452.9	4,664.1	4,664.1	3,098.2	3,098.2
Subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings	224,368.3	221,083.3	221,083.1	221,083.3	280,290.7	269,726.6	269,726.9	269,726.9	308,311.7
Net income	15,169.0	26,195.5	35,606.5	59,207.5	(2,110.2)	5,588.3	27,432.3	38,584.8	17,630.8
Excess (insufficient) on Stockholders' actualization	(123,658.5)	(123,661.8)	(123,665.1)	(123,668.5)	(123,692.3)	(123,675.2)	(123,448.0)	(121,163.6)	(121,160.1)
Total stockholders' equity	**264,499.0**	**278,589.1**	**288,485.5**	**312,455.5**	**310,846.4**	**318,773.2**	**340,844.7**	**352,715.8**	**370,350.0**
Total liabilities and stockholders' equity	**599,092.5**	**576,612.5**	**598,085.7**	**659,635.1**	**632,340.3**	**616,267.4**	**660,010.9**	**688,596.8**	**701,164.3**

EXHIBIT U

Second quarter, 2003
Consolidated Report

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900Ext. 3 351
faguado@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext.3354
maparra@inbursa.com.mx

Fax: Ext. 2610
www.inbursa.com

INBURSA REPORTS SECOND QUARTER 2003 RESULTS

Mexico City, July 28, 2003.- Grupo Financiero Inbursa reported today results for the second quarter ended June 30, 2003.

HIGHLIGHTS

Grupo Financiero Inbursa: $147.8 MM USD profits under US GAAP in 1H03.

Under US GAAP GFI posted profits of $147.8 MM USD in the first half of 2003, a 9% decrease relative to the same period of 2002. When annualized this result represents a 10.6% ROE.

Banco Inbursa paid a $1,600 MM Ps dividend to Grupo Financiero Inbursa.

Continuing with the equity reallocation program among GFI´s subsidiaries, during 2Q03, Banco Inbursa paid a dividend of $1,600 MM Ps to Grupo Financiero Inbursa that was used to capitalize Promotora Inbursa trough Pensiones Inbursa. With this transaction Banco Inbursa´s Tier 1 capital ratio stood at 20.0% at the end of June 2003.

15% growth yoy in Banco Inbursa´s loan portfolio.

Banco Inbursa's loan portfolio stood at $45,145 MM Ps at the end of June 2003, a 15% growth relative to 2Q02. When compared with 1Q03 Banco Inbursa´s loan portfolio registered a 5.2% decrease.

Non performing loans decreased 73.7% in 2Q03 relative to 1Q03.

Non performing loans decreased from $762 MM Ps in 1Q03 to $201 MM Ps at the end of June 2003, representing a 73.7% reduction. This was mainly achieved through restructures on solid grounds and cash recoveries. NPL to total loans ratio stood at 0.4% and loan loss reserves to NPL reached 21.9 times at the end of the second quarter of 2003.

Market related income posted losses of $704 MM Ps during 2Q03.

Market related income, mainly affected by the funding long term rate swap position, resulted in losses of $704 MM Ps during 2Q03. The drop in long term interest rates during the quarter was the main driver behind this result. It is worth to recall that this figure is going to be volatile depending on interest rates.

Afore Inbursa changed its commission structure and became the most convenient for clients in Mexico and the cheapest in Latin America.

Starting on July 2003, Afore Inbursa changed its commission structure from 33% over real return on accumulated funds to 0.5% over the monthly contribution plus a 0.5% annualized charge over the accumulated funds. This new formula brings better conditions to clients being the cheapest Afore in the Mexican system and even the hole Latin America region and will allow Afore Inbursa to have less volatility in its fee income.

Seguros Inbursa´s total premiums stood at $3,530,.9 MM Ps at the end of June 2003, 31.5% increase relative to 1H02.

For the 1H03, Seguros Inbursa´s total premiums posted 31.5% increase relative to the same period of 2002. The main increases were achieved in Property & Casualty, Life, and Automobile businesses with 65.2%, 24.3% and 21.1% increase relative to 1H02, respectively. If compared with 1Q03, total premiums grew 42.4% in 2Q03, this result is mainly explained by increases of 128.3% and 53.1% in Property & Casualty and Life business.

Pensiones Inbursa´s net income increased 71% in 2Q03 relative to 1Q03.

In 2Q03, Pensiones Inbursa posted profits of $327.4 MM Ps, 71% increased relative to 1Q03. This result is mainly explained by less monetary position adjustments during the quarter.

- *All figures included in this report are e*
- *This press release is presented under re*
- *As required by regulation 1488 of the ... lated earnings. Forex and inflationary effects on the loan portfoli*
- *There have been no material changes ... nted in this document are consistent with those presented in the*
- *Consolidated figures for Banco Inbursa*

	June '03
Employees	3,596
# clients	8.1MM
Points of attention (Physical presence)	174
ATM's	662
Sales force	6,462

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

Mkt Value/Book Value	1.05
Stock price USD (Jun'03)	0.97
EPS (USD)	0.10
Outstanding shares ('000)	3,002,942
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM USD	2Q03 $	2Q03 %	1Q03 $	% chg vs. 1Q03	2Q02 $	% chg vs. 2Q02	Jan - Jun '03 $	Jan - Jun '02 $
Banco Inbursa	(37.9)	-270%	71.4	N.A	36.4	N.A	33.5	114.2
Operadora	4.6	32%	3.5	30%	0.2	2884%	8.1	7.7
Seguros	9.9	70%	54.1	-82%	4.4	123%	64.0	27.1
Pensiones	25.0	178%	0.8	3161%	0.0	N.A	25.8	0.0
Fianzas	4.6	33%	2.1	120%	3.7	25%	6.7	5.0
Inversora	6.4	45%	1.2	454%	4.2	54%	7.5	8.9
Others	1.5	11%	0.8	98%	0.1	952%	2.3	(0.5)
Total	**14.1**	**100%**	**133.8**	**-89%**	**49.0**	**-71%**	**147.8**	**162.4**

- *Under US GAAP, Grupo Financiero Inbursa posted profits of $147.8 MM USD in the period Jan-Jun '03, a 9% decrease relative to the same period of the previous year. This result is mainly explained by a better performance of the different subsidiaries that off set the decrease in the loan portfolio as well as lower levels of interest rates during the quarter.*

Investment by Company

MM USD	2Q03 $	2Q03 %	1Q03 $	% chg vs. 1Q03	2Q02 $	% chg vs. 2Q02
Banco Inbursa	1,618.7	58%	1,974.0	-18%	2,119.5	-24%
Operadora	31.0	1%	41.2	-25%	36.4	-15%
Seguros	358.1	13%	331.1	8%	474.6	-25%
Pensiones	389.1	14%	222.1	75%	0.0	N.A
Fianzas	57.8	2%	49.0	18%	44.1	31%
Inversora	70.5	3%	69.5	1%	72.9	-3%
Others	266.8	10%	24.3	999%	4.4	5946%
Total	**2,792.0**	**100%**	**2,711.1**	**3%**	**2,751.9**	**1%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,792.0 MM USD under US GAAP vs $2,830.5 reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)



8.1
8.1
8.1
9.1
9.2
10.2
E'03
F'03
M'03
A'03
M'03
J'03

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.03
Stock price (Jun '03)	10.16
Outstanding shares ('000)	3,002,942
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM Ps.	2Q03 $	2Q03 %	1Q03 $	% chg vs. 1Q03	2Q02 $	% chg vs. 2Q02	Jan - Jun '03 $	Jan - Jun '02 $
Banco Inbursa	(450.3)	-249%	442.8	N.A	217.7	N.A	(7.5)	2,194.1
Operadora	46.1	25%	33.6	37%	(1.2)	N.A	79.7	68.5
Seguros	155.4	86%	85.3	82%	(63.0)	N.A	240.8	85.2
Pensiones	327.4	181%	191.5	71%	0.0	N.A	518.9	0.0
Fianzas	18.4	10%	17.6	4%	7.7	139%	36.0	5.6
Inversora	64.6	36%	9.2	600%	33.7	91%	73.8	74.8
Others	19.3	11%	4.3	349%	(0.7)	N.A	23.5	(1.2)
Total	**180.8**	**100%**	**784.4**	**-77%**	**194.2**	**-7%**	**965.2**	**2,426.9**

Total monetary position adjustment for Grupo Financiero Inbursa was $60.8 MM Ps during 2Q03.

- ***Grupo Financiero Inbursa*** *posted $180.8 MM Ps profits during the second quarter of 2003 vs $784.4 MM Ps profits in 1Q03, 76.9% decrease. This result is mainly explained by the mark to market of the swap position due to lower levels of long term interest rates during the quarter. It is worth to point out the performance showed by the different subsidiaries that more than compensated the negative effect. If adjusted by the swap effect, GFI 's net income would have been $1,429.0 MM Ps.*

- *On an accumulated basis, net income decreased 60.2% in the period Jan-Jun 2003 relative to the same period of the previous year. This reduction is explained by two factors; 1) the extraordinary income due to the reverse of deferred taxes during 1Q02 and 2) the fixed rate swap funding valuation.*

Free Cash Flow

	MM Constant Ps. as of June, 2003	**1999**	**2000**	**2001**	**2002**	**Jan-Jun '02**	**Jan-Jun '03**
+	Interest Income	13,373.8	9,556.5	8,177.4	8,025.1	3,775.0	5,580.3
-	Interest Expense	10,284.9	6,366.8	4,878.8	4,751.3	2,274.0	4,132.6
=	**Financial Margin**	**3,088.9**	**3,189.7**	**3,298.6**	**3,273.8**	**1,501.0**	**1,447.8**
-	Unrealized gains/losses (net of deferred taxes)	3,375.0	521.6	443.1	31.1	365.4	-280.1
-	General Expenses	952.5	1,055.6	1,341.3	1,296.7	548.5	640.5
+	Commissions & Fees	537.2	1,471.5	980.7	690.9	383.7	585.8
+	Patrimonial Reserves Creations	440.4	244.3	675.2	644.7	359.5	-50.4
+	Subsidiaries Income	2,381.4	215.4	43.6	371.6	204.6	1,240.2
-	Taxes	857.0	1,325.7	509.3	352.6	466.8	157.9
=	**Free Cash Flow**	**1,263.5**	**2,218.1**	**2,704.4**	**3,300.7**	**1,068.2**	**2,705.1**

Investment by Company

MM Ps.	2Q03 $	%	1Q03 $	% chg vs. 1Q03	2Q02 $	% chg vs. 2Q02
Banco Inbursa	19,697.2	67%	24,138.3	-18%	24,323.4	-19%
Operadora	316.7	1%	443.9	-29%	377.6	-16%
Seguros	1,965.1	7%	1,807.4	9%	3,159.1	-38%
Pensiones	3,063.9	10%	1,819.2	68%	0.0	N.A
Fianzas	417.2	1%	370.1	13%	318.5	31%
Inversora	743.1	3%	755.2	-2%	762.6	-3%
Others	3,339.0	11%	389.1	758%	50.5	6514%
Total	**29,542.3**	**100%**	**29,723.2**	**-1%**	**28,991.7**	**2%**

- *According with the Shareholders' meeting approval, Grupo Financiero Inbursa paid a $451.3 MM Ps dividend in May. With this transaction, Stockholders' equity of Grupo Financiero Inbursa reached $29,542.3 MM Ps in 2Q03, a 1% decrease and a 2% increase relative to 1Q03 and 2Q02, respectively.*
- *It is worth to recall the equities reallocation program among the different subsidiaries that explains; 1) the reduction on stockholders' equity of the bank, operadora and inversora in 2Q03 relative to 1Q03 and 2Q02 and 2) the increase registered in the holding company.*
- *The reduction in stockholders' equity of Seguros Inbursa in 2Q03 relative to 2Q02, was due with the spin off of the annuities company during 1Q03.*

Sources & Uses of Funds (MM Ps as of June 2003)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	19,697.2	42,733.9	4,401.8	311.0	10,223.8	**77,367.7**
Seguros Inbursa	1,965.1	-	10,209.6	188.9	1,921.0	**14,284.5**
Pensiones Inbursa	3,063.9	-	11,529.6	-	75.4	**14,668.9**
Inversora Bursátil	743.1	-	-	21.3	164.0	**928.5**
Operadora Inbursa	316.7	-	-	8.8	26.4	**351.9**
Fianzas G-Inbursa	417.2	-	309.3	-	65.8	**792.3**
Others	3,339.0	73.11	-	-	17.77	**3,429.9**
TOTAL	**29,542.3**	**42,807.0**	**26,450.2**	**530.0**	**12,494.2**	**111,823.8**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	11,328.1	45,144.6	8,371.5	443.8	12,079.7	**77,367.7**
Seguros Inbursa	1,725.1	605.0	7,637.3	920.1	3,397.0	**14,284.5**
Pensiones Inbursa	1,010.5	-	13,457.2	-	201.1	**14,668.9**
Inversora Bursátil	252.5	-	571.4	41.2	63.4	**928.5**
Operadora Inbursa	79.5	-	229.9	-	42.5	**351.9**
Fianzas G-Inbursa	295.5	38.6	385.7	34.6	37.9	**792.3**
Others	3,287.5	5.3	4.9	101.4	30.7	**3,429.9**
TOTAL	**17,978.7**	**45,798.8**	**30,658.0**	**1,541.2**	**15,852.4**	**111,823.8**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $49,906.0 MM Ps

Assets in Custody: $699,916.1 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	2Q03 MM USD	1Q03 MM USD	2Q02 MM USD	Jan-Jun '03 MM USD	Jan-Jun '02 MM USD
Net income under CNBV GAAP	(47.3)	46.5	22.6	(0.7)	228.1
Adjustments on monetary positions	4.5	26.1	29.4	30.6	50.9
Adjustments on deferred liabilities	4.6	(3.1)	(19.4)	1.5	(172.7)
Others	0.2	1.9	3.8	2.1	7.8
Net Increase	9.4	24.9	13.8	34.3	(113.9)
Net Income Under US GAAP	**(37.9)**	**71.4**	**36.4**	**33.5**	**114.2**

- *During 2Q03 and under US GAAP Banco Inbursa posted losses of $37.9 MM USD compared with losses of $47.3 MM USD under the CNBV rules, $9.4 MM USD more. This result is mainly explained by add-backs on monetary positions, deferred liabilities and other adjustments.*
- *When compared 1H03 with 1H02, net income decreased 70.6%. This result is mainly explained by the negative impact of lower levels of interest rates during the quarter, in the fixed rate funding swap position.*

Stockholders' Equity

	2Q03 MM USD	1Q03 MM USD	2Q02 MM USD
Stockholders´equity under CNBV GAAP	1,916.4	2,238.9	2,342.8
Securities Valuation Adjustments	38.7	41.2	37.8
Deferred Taxes	(237.7)	(277.7)	(200.7)
Derivates	(13.0)	(14.7)	(6.1)
Others	(85.7)	(13.7)	(54.3)
Stockholders´Equity Under US GAAP	**1,618.7**	**1,974.0**	**2,119.5**

- *Stockholders' equity resulted in $1,618.7 MM USD under US GAAP in 2Q03. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $1,916.4 MM USD, $297.7 MM USD more. The difference is basically explained by $38.7 MM USD add back coming from Securities valuation adjustments and deductions of $237.7 MM USD, $13.0 MM USD and $85.7 MM USD from adjustments on Deferred Taxes, Derivatives and other adjustments, respectively.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted losses of $450.3 MM Ps during 2Q03 compared with profits of $442.8 MM Ps and $217.7 MM Ps in 1Q03 and 2Q02, respectively. This result is mainly explained by the $1,248.2 MM Ps losses coming from the fixed rate swap funding valuation due to the lower level of long term interest rates during the quarter. It is worth to recall that the mark to market of the swap position is reflected in the market related income and is going to be as volatile as interest rates are, and this quarter was partially off set by gains in financial instruments explained by more favorable market conditions.

As of June 2003, Demand Deposits were $8,694 MM Ps, 8.3% increase relative to 1Q03. This result is mainly explained by the Inbursa CT account.

This amount represented 21.2% and 19.3% of total funding and loan portfolio, respectively.

Financial Margin

When compared 1H03 with 1H02, financial margin increased 15.1% mainly due to less monetary position adjustments. Lower interest rates and the decrease in the loan portfolio are the main drivers behind the 13.7% financial margin decrease if compared 2Q03 vs 1Q03.

Market Related Income

In 2Q03 market related income was mainly affected by the swap valuation, $1,248.2 MM Ps are explained by this negative effect even though it was partially compensated with gains of $773.8 MM Ps coming from the valuation of the investment portfolio due to better market conditions during the quarter.

Loan Loss Reserves

Loan loss reserves increased $307.2 MM Ps during the second quarter of 2003, reaching an accumulated amount of $4,401.8 MM Ps at the end of June 2003, this amount represented 22 times non-performing loans. Non performing loans stood at 0.4% of the total loan portfolio during the quarter.

Non Interest Expenses

Administrative and promotion expenses increased 12.2% in 2Q03 relative to 1Q03. This result was explained by the increase of 14.8% in administrative expenses.

Risk Adjusted Net Interest Income

MM Ps	2Q03	1Q03	2Q02	Jan - Jun '03	Jan - Jun '02
Interest Income	**1,858.2**	**2,255.8**	**1,803.7**	**4,114.0**	**3,215.3**
Interest on loans & securities	1,202.5	1,432.3	1,310.2	2,634.8	2,265.4
Repo's interest income	655.7	823.5	454.5	1,479.3	877.0
Commissions & Fees	0.0	0.0	39.0	0.0	72.9
Interest Expenses	**(1,224.7)**	**(1,454.2)**	**(842.3)**	**(2,678.9)**	**(1,740.9)**
Interest on deposits & funding	(578.4)	(632.8)	(401.4)	(1,211.1)	(864.9)
Repo's interest expense	(646.3)	(821.4)	(440.7)	(1,467.7)	(875.9)
Commissions & Fees	(0.0)	(0.0)	(0.1)	(0.0)	(0.1)
REPOMO	**(33.9)**	**(107.3)**	**(217.9)**	**(141.2)**	**(350.4)**
Financial Margin	**599.6**	**694.4**	**743.5**	**1,294.0**	**1,124.0**
Loan Loss Reserves (Net)	(307.2)	(302.9)	(52.3)	(610.1)	(771.0)
Risk Adjusted Net Interest Income	**292.4**	**391.5**	**691.2**	**683.9**	**352.9**

Market Related Income

MM Ps	2Q03	1Q03	2Q02	Jan - Jun '03	Jan - Jun '02
Financial Instruments Negotiable	773.8	(46.8)	(675.6)	727.0	58.0
Repos	7.5	8.6	14.7	16.0	22.9
Securities Purchases and Sales	(237.1)	362.4	151.7	125.4	271.2
Derivate Instruments	(1,248.2)	(241.7)	185.5	(1,489.9)	121.6
Total	**(704.0)**	**82.5**	**(323.7)**	**(621.5)**	**473.7**

Administrative and Promotion Expenses

MM Ps	2Q03	1Q03	2Q02	Jan - Jun '03	Jan - Jun '02
Personnel	24.9	22.0	28.8	46.9	58.2
Administrative Expenses	194.4	169.4	141.4	363.8	264.5
Contributions to IPAB	35.4	32.7	24.2	68.1	65.8
Depreciations and Amortizations	27.3	27.3	25.2	54.6	51.5
Administrative and Promotion Expenses	**282.0**	**251.4**	**219.7**	**533.4**	**440.0**

- ***Figures in this report are unaudited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2002 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries reached $34.3 MM Ps profits in 2Q03 compared with $62.6 MM Ps in 2Q02. On accumulated basis earnings from subsidiaries increased 223.4%. This result is mainly explained by the results obtained by Sinca Inbursa.

It is worth to recall that during 1Q03, Sinca Inbursa sold its stake in Grupo Televicentro to Promotora Inbursa, a subsidiary of Pensiones Inbursa. This transaction represented an extraordinary income for Sinca Inbursa in 1Q03.

Loan Portfolio and Asset Quality

Loan portfolio stood at $45,145 MM Ps at the end of June, 2003 a 15% increase relative to the same period of the previous year. When compared 2Q03 vs 1Q03, loan portfolio decreased 5.2%.

Loan loss reserves grew from $4,177 MM Ps in 1Q03 to $4,402 MM Ps in 2Q03, 5.4%, representing a coverage ratio to non performing loans of 21.9 times .

Non performing loans to total loans ratio stood at 0.4%, one of the lowest ratios since the Bank was created.

Banco Inbursa Selected Ratios

	Jun-03	Jun-02	System Mar '03
Loans / Total Assets	61.9%	75.8%	56.2%
NPL / Loan Portfolio	0.4%	2.4%	4.6%
LLR / NPL (times)	21.9	4.0	1.3
Op. Cost / Fin. Margin + Other Inc	66.5%	36.8%	76.9%

Non Performing Loans

Non Performing loans decreased 74% in 2Q03 relative to 1Q03. This reduction was achieved through restructures on solid grounds and cash recoveries.

The total amount of loans are recorded as non perform on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of June 2003, these loans represented $308 MM Ps.

Income Statement Selected Figures

MM Ps	2Q03	1Q03	2Q02	Jan - Jun '03	Jan - Jun '02
OTHER EXPENSES / INCOME	**4.3**	**(133.4)**	**(76.4)**	**(129.1)**	**(133.6)**
Charge Offs	(8.8)	(11.8)	(0.4)	(20.6)	(0.5)
Recoveries	0.0	0.0	(5.7)	0.0	(11.0)
Repomo	(35.7)	(153.9)	(106.4)	(189.6)	(195.3)
Other Income	48.8	32.3	36.1	81.1	73.2
EARNINGS FROM SUBSIDIARIES	**34.3**	**368.8**	**62.6**	**403.2**	**124.6**
Sinca Inbursa	24.4	360.8	56.1	385.3	110.2
Siefore Inbursa	9.9	8.0	6.5	17.9	14.4
MONETARY POSITION RESULTS	**69.6**	**261.2**	**324.3**	**330.8**	**545.7**
Repomo - Margin	33.9	107.3	217.9	141.2	350.4
Repomo - Other expenses	35.7	153.9	106.4	189.6	195.3

Loan Portfolio

MM Ps	2Q03	%	1Q03	%	2Q02	%
TOTAL LOAN PORTFOLIO	**45,145**	**100%**	**47,641**	**100%**	**39,259**	**100%**
Commercial	40,535	90%	42,918	90%	34,381	88%
Financial Institutions	4,326	10%	3,866	8%	3,428	9%
Consumer	9	0%	8	0%	3	0%
Housing	74	0%	87	0%	513	1%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**201**	**0%**	**762**	**2%**	**934**	**2%**
LOAN LOSS RESERVES	**4,402**	**10%**	**4,177**	**9%**	**3,718**	**9%**

	2Q03	1Q03	2Q02
Pesos	45%	44%	61%
USD	55%	56%	39%
Secured *	78%	75%	76%
Unsecured	22%	25%	24%

* *Collateral, real guarantees and guarantors*

Non Performing Loans

Current Ps	$ MM Ps	%
NPL March 31, 2003	**762.22**	
- Decreases in NPL	**677.00**	**100.0%**
* Recoveries & Restructures	677.00	100.0%
* Write Offs	0.00	0.0%
+ Increases in NPL	**115.37**	**100.0%**
* Exchange rate effects	-0.32	-0.3%
* New NPL	115.69	100.3%
NPL June 30, 2003	**200.59**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 14.8% market share as of March 2003, representing an increase of 290 basis points when compared with the same period of the previous year. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Capitalization

Banco Inbursa remains as one of the best capitalized banks in Mexico with a 20.0% TIER 1 Capital ratio as of June, 2003. It is worth to recall the equity reallocation program adopted by GFI during 2003, in which Banco Inbursa paid a $1,600 MM Ps to Grupo Financiero Inbursa during the quarter.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of June 2003, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $136.9 MM Ps with its June 2003 portfolio which would have represented 0.65% of its March 2003 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Services 27%
Retailing 8%
Media and Entreteinment 9%
Textile 2%
Transport 8%
Manufactures 26%
Infraestructure and Housing Development 3%
Steel 5%
Others 8%
Food 4%

Capitalization Ratio

MM Ps as of June, 2003	Jun '03	Mar '03	Jun '02	Mkt. Avg. Mar '03
Credit Risk Assets	**40,508.7**	**46,697.6**	**45,477.9**	**751,689.4**
Tier 1 Capital	41.5%	45.2%	46.0%	18.7%
Net Capital	42.7%	46.4%	47.2%	21.3%
Credit & Portfolio Risk Assets	**84,212.8**	**78,692.7**	**73,457.4**	**1,109,670.1**
Tier 1 Capital	20.0%	26.8%	28.5%	12.7%
Net Capital	20.6%	27.6%	29.2%	14.4%

Value at Risk * 2Q03 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	50,939.0	(170.4)	-0.81%
Equity	1,761.1	(106.7)	-0.51%
Banco Inbursa	52,700.1	(136.9)	-0.65%
TIER 1 CAPITAL (2)	21,106.5		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 2Q03 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	24,878.3	155.3	3,063.9	12.32%	19.73
MXP	17,983.6	45.3	1,180.3	6.56%	26.07
UDI's*	2,082.1	0.0	157.7	7.57%	5,630.46
Total	**44,944.0**	**200.6**	**4,401.8**	**9.79%**	**21.94**

* *Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Starting on July 2003, Afore Inbursa changed its commission structure from 33% over real return on accumulated funds to 0.5% over the monthly contribution plus a 0.5% annualized charge over the accumulated funds. This new formula brings better conditions to clients being the cheapest Afore in the Mexican system and even the hole Latin America region and will allow Afore Inbursa to have less volatility in its fee income.

Afore Inbursa posted $160.2 MM Ps profits in Jan-Jun 2003 a 206% increase relative to the same period of 2002. If compared 2Q03 with 1Q03, net income increased 265%. This result is mainly explained by higher commission income due to the increase in real interest rates, after the deflation of -0.07% in the period March-June 2003.

Affiliate Base & Assets Under Management

Assets under management reached $26,606.8 MM Ps as of June 2003 a 27% increase relative to the same period of 2002 and a 6% increase vs 1Q03.

Affiliate base was increased by 325,060 new clients in 2Q03 relative to 2Q02, this is mainly explained by the distribution of Banco de Mexico that took place during the year.These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked the first. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

When compared with 1Q03, Afore Inbursa´s affiliate base decreased 1.4%.

The average minimum wages/affiliate ratio was 5.56 as of June 2003, compared with 4.43 market average.

Stockholders´Equity

Stockholders' equity increased from $429.6 MM Ps in 2Q02 to $643.0 MM Ps in 2Q03 a 49.7% increase. It is worth to recall that in May 2002 Afore Inbursa paid a dividend of $250 MM Ps.

When compared with 1Q03 stockholders´ equity increased 24.7%.

Selected Figures

MM Ps	2Q03	1Q03	2Q02	Jan - Jun '03	Jan - Jun '02
Comission Income	222.5	87.8	30.2	310.3	136.2
Total General Expenses	**(37.0)**	**(32.8)**	**(32.3)**	**(79.0)**	**(59.1)**
Administrative Expenses	(17.5)	(16.6)	(17.2)	(34.1)	(37.4)
Operating Expenses	(14.5)	(14.5)	(9.6)	(28.9)	(21.7)
Promotion Expenses	(10.0)	(5.9)	0.0	(15.9)	0.0
Depreciation & Amortization	(3.3)	(3.2)	(3.5)	(6.6)	(7.4)
Operating Income	177.1	47.6	(0.1)	224.7	69.7
Other Income	1.2	0.9	2.7	2.1	8.3
REPOMO	(1.1)	(4.9)	(6.7)	(6.0)	(12.9)
Net Income	125.8	34.4	4.7	160.2	52.4
Investments	590.2	454.7	382.9	590.2	382.9
Fixed Assets	19.5	20.8	26.3	19.5	26.3
Total Assets	754.9	560.0	493.9	754.9	493.9
Stockholders' Equity	643.0	515.7	429.6	643.0	429.6

Affiliate Quality

	2Q03	1Q03	2Q02	Mkt. Share Mar-03
Affiliattes (#)	1,875,857	1,902,745	1,550,797	6.2%
Assets Under Mngmt. (MM Ps)	26,606.8	25,161.3	20,937.6	7.3%

	2Q03	1Q03	2Q02	Mkt. Avg Mar-03
Avg. Min. Wages/Affiliate	5.56	5.34	7.31	4.43
Active Workers/Affiliate	31.8%	34.1%	25.9%	38.7%
ROE*	49.8%	26.7%	24.4%	54.8%

*Anualized



Assets Under Management
2Q01-2Q03
(MM Ps)
16,360.4
18,555.9
19,547.2
20,652.8
20,937.6
22,640.9
23,798.7
25,161.3
26,606.8
CAGR = 6.3%
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Principal	93.8%
Banorte Generali	93.6%
XXI	93.1%
Allianz	92.7%
Banamex	92.5%
Actinver	91.2%
Bancomer	90.6%
ING	90.4%
Profuturo GNP	89.8%
Azteca	89.4%
Santander Mexicano	87.5%
System Average	**92.8%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to June 30, 2003.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, which was Inbursa as of June 2003.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	2Q03 MM USD	1Q03 MM USD	2Q02 MM USD	Jan-Jun '03 MM USD	Jan-Jun '02 MM USD
Net income under CNSF GAAP	15.2	7.9	(7.4)	23.1	8.2
Reserves Adjustments	1.5	(4.5)	9.3	(3.0)	19.1
Investments Adjustments	8.5	(6.8)	30.5	1.7	10.9
Deferred Taxes	(4.3)	30.7	(11.3)	26.4	(20.5)
Deferred Acquisition Costs	(2.0)	(0.7)	(11.6)	(2.6)	(16.2)
Monetary Positions Adjustments	(0.1)	9.4	20.2	9.2	44.6
Others	(8.9)	18.0	(25.3)	9.1	(19.1)
Net Increase	(5.3)	46.2	11.8	40.9	18.9
Net Income Under US GAAP	**9.9**	**54.1**	**4.4**	**64.0**	**27.1**

- *Seguros Inbursa's net income reached $64.0 MM USD during 1H03 under US GAAP, $40.9 MM USD more than those registered under the CNSF rules. This result is mainly explained by $46.5 MM USD add-backs coming from investments, deferred taxes, monetary position and other adjustments together with $5.6 MM USD deductions in reserves and deferred acquisition costs.*

Stockholders' Equity

	2Q03 MM USD	1Q03 MM USD	2Q02 MM USD
Stockholders' equity under CNSF GAAP	188.3	167.6	304.3
Adjustments on Assets	125.8	73.6	93.8
Deferred Acquisition Cost	63.9	59.2	60.9
Fixed Assets	39.8	28.1	53.6
Others	22.1	(13.8)	(20.7)
Reserves Adjustments	246.0	255.6	390.0
Deferred Taxes	(187.8)	(166.6)	(262.8)
Others	(14.2)	0.9	(50.6)
Net Increase	169.8	163.4	170.3
Stockholders' Equity Under US GAAP	**358.1**	**331.1**	**474.6**

- *Seguros Inbursa's Stockholders' equity resulted $358.1 MM USD under US GAAP in 2Q03 compared with $188.3 MM USD under the CNSF rules. The difference is basically explained by: $125.8 MM USD, $246.0 MM USD add-backs from assets and reserves adjustments, respectively, and deductions of $187.8 MM USD and $14.2MM USD from deferred taxes and other adjustments, respectively.*

SEGUROS INBURSA

(Insurance)

During 2Q03, Seguros Inbursa´s net income was $155.4 MM Ps compared with $85.3 MM Ps in 1Q03 and losses of $63.0 MM Ps in 2Q02. Higher premiums, less reserves creations and monetary position adjustments as well as better market conditions are the main drivers behind this result. In the period Jan-Jun 2003 when compared with the same period of the previous year, net income increased 182.6%.

Total Premiums

Seguros Inbursa posted $2,074.3 MM Ps in total premiums during 2Q03, a 42.4% increase relative to 1Q03. This result is mainly explained by new clients, mainly gubernamental, in the property & casualty business together with the increase in the client base as a result of the synergies obtained with the retail strategy. The most important growths were achieved in the Property & Casualty, Life and Automobile businesses with growths of 65.2%, 24.3% and 21.1%, respectively.

When compared on accumulated basis, total premiums decreased 48.5% in the period Jan-Jun 2003 relative to the same period of the previous year. It is worth to recall that in 2002 premiums included the Inbursa CT account and the annuities business. When adjusted by these effects, total premiums would have increased 31.5% in 1H03 compared with 1H02.

It is worth to recall that balances of CT account were reallocated into the bank in December 2002 and that during 1Q03 the annuities business was spun off from Seguros Inbursa.

Investments & Reserves

During 2Q03, investments increased 5.7% from $9,791.4 MM Ps in 1Q03 to $10,351.8 in 2Q03.

At the end of June 2003, reserves reached $10,209.6 MM Ps, a 1.1% increase if compared with 1Q03.

Stockholders´Equity

Stockholders' equity grew 8.7% in three months from $1,807.4 MM Ps as of March 2003 to $1,965.1 MM Ps at the end of June 2003.

Seguros Inbursa Selected Financial Information

MM Ps	2Q03	1Q03	2Q02	Jan - Jun ´03	Jan - Jun ´02
Direct Premiums	2,074.3	1,456.6	4,004.7	3,530.9	6,857.5
Reserves Provisions	188.6	68.2	1,522.6	256.8	2,679.0
Technical Income	29.3	232.7	43.3	261.9	113.7
Net Financial Income	426.6	47.2	143.4	473.8	528.8
Repomo	4.6	(100.8)	(230.6)	(96.3)	(462.8)
Net Income	155.4	85.3	(63.0)	240.8	85.2
Assets	14,284.5	13,662.1	26,047.7	14,284.5	26,047.7
Investments	10,351.8	9,791.4	22,724.8	10,351.8	22,724.8
Reserves	10,209.6	10,102.9	21,541.3	10,209.6	21,541.3
Stockholders' Equity	1,965.1	1,807.4	3,159.1	1,965.1	3,159.1

Premiums Breakdown and Combined Ratio by lines of business

Total Premiums	Breakdown 1H03	Growth Rate 1H03 vs 1H02	Combined Ratio (Jun ´03)
P &C	35%	65.2%	85.4%
Automobile	31%	21.1%	100.4%
Life*	22%	24.3%	101.5%
Acc. & Health	12%	3.5%	94.7%
Total	**100%**	**31.5%**	**98.6%**

***Adjusted by CT account**

Selected Figures

	RATIOS 2Q03	RATIOS 2Q02	Market AVG Mar ´03
Inv/ Assets	72.5%	87.2%	74.6%
Inv/ Reserves	1.01	1.05	1.00
Res / Premiums	1.45	1.57	1.47
Combined Ratio	98.6%	91.0%	91.9%

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	2Q03 MM USD	1Q03 MM USD	Jan-Jun '03 MM USD
Net income under CNSF GAAP	32.0	17.8	49.7
Reserves Adjustments	3.4	(0.6)	2.8
Investments Adjustments	1.7	(11.1)	(9.3)
Deferred Taxes	(3.5)	(23.6)	(27.1)
Deferred Acquisition Costs	0.1	0.0	0.1
Monetary Positions Adjustments	(0.3)	14.7	14.4
Others	(8.3)	3.5	(4.8)
Net Increase	(6.9)	(17.0)	(23.9)
Net Income Under US GAAP	**25.0**	**0.8**	**25.8**

- *Under USGAAP, Pensiones Inbursa net income stood at $25.8 MM USD in 1H03 compared with $49.7 MM USD under the CNSF rules, $23.9 MM USD less. This result is explained by add-backs of $17.3 MM USD coming from Reserves, Deferred Acquisition costs and Monetary Position adjustments as well as deductions of $41.2 MM USD explained by Investments, deferred taxes and other adjustments during the first half of 2003.*

Stockholders' Equity

	2Q03 MM USD	1Q03 MM USD
Stockholders´equity under CNSF GAAP	293.6	168.7
Investments Adjustmens	7.6	140.2
Reserves Adjustments	151.4	144.7
Deferred Taxes	(97.2)	(89.6)
Others	33.7	(142.0)
Net Increase	95.5	53.3
Stockholders´Equity Under US GAAP	**389.1**	**222.1**

- *Pensiones Inbursa's Stockholders' equity resulted $389.1 MM USD under US GAAP in 2Q03 compared with $293.6 MM USD under the CNSF rules. The difference is basically explained by: $7.6 MM USD, $151.4 MM USD and $33.7 MM USD add-backs from investments, reserves and other adjustments, respectively, and deductions of $97.2 MM USD from deferred taxes adjustments.*

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa posted $327.4 MM Ps profits in 2Q03, a 71% increase relative to 1Q03. If compared 2003 with 2002, both qoq and HoH, net income increased 366% and 345% respectively. These growths are explained by 3 main factors; 1) less reserve creations due to the reduction of the annuities market, 2) higher income from subsidiaries (Promotora Inbursa) and 3) lower monetary position adjustments.

Selected Financial Information

				Comparable Figures	
MM Ps	**2Q03**	**1Q03**	**Jan - Jun ´03**	**2Q02**	**Jan - Jun ´02**
Direct Premiums	178.1	151.0	329.1	1,437.6	2,110.9
Reserves Provisions	147.9	62.7	210.6	1,256.5	1,830.7
Acquisition cost	(26.8)	(20.6)	(47.4)	(64.6)	(145.6)
Technical Income	(160.9)	(91.6)	(252.4)	(257.6)	(377.5)
Net Financial Income	292.2	177.0	469.2	373.9	561.5
Repomo	8.7	(158.6)	(149.9)	(284.6)	(427.1)
Income from Subs.*	311.7	89.9	401.5	0.0	0.0
Net Income	327.4	191.5	518.9	70.3	116.5
Assets	14,668.9	13,275.0	14,668.9	11,817.7	11,817.7
Investments	14,467.7	13,068.4	14,467.7	11,786.8	11,786.8
Reserves	11,529.6	11,380.8	11,529.6	10,989.9	10,989.9
Stockholders' Equity	3,063.9	1,819.2	3,063.9	797.5	797.5

*** Promotora Inbursa**

Investments increased from $11,786.8 MM Ps in 2Q02 to $14,467.7 MM Ps in 2Q03, representing a 22.7% growth due to the reallocation of Grupo Televicentro´s investment into Promotora Inbursa a subsidiary of Pensiones Inbursa. It is worth to recall that this transaction took place during 1Q03 when Sinca Inbursa sold its 25% stake in Grupo Televicentro to Promotora Inbursa.

Stockholders´ equity stood at $3,063.9 MM Ps at the end of June 2003, a 68.4% increase relative to 1Q03. This was the result of the equity reallocation of Grupo Financiero Inbursa. During 2Q03 Banco Inbursa paid a $1,600 MM Ps dividend to Grupo Financiero Inbursa that was used to capitalize Promotora Inbursa a Pensiones Inbursa subsidiary.

It is worth to mention that despite the decrease in premiums, Pensiones Inbursa remained with a share of 20.5%.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $46.1 MM Ps profits in 2Q03 compared with $33.6 MM Ps in 1Q03, representing 37.2% increased . This is mainly explained by higher levels of operations and better market conditions.

Funds under management reached $17,422 MM Ps at the end of the quarter.

Funds Under Management
June 2003

Dinbur
$4.5 bn Ps


CD's
2%
Gov. Bonds
(Nom. Rate)
64%
Gov. Bonds
(Real Rate)
34%

Fonibur
$4.5 bn Ps


Stocks
94%
Gov.
Securities
6%

Fondo Inbursa
$2.9 bn Ps


Gov.
Securities
14%
CD's
4%
Stocks
82%

Inburex
$5.5 bn Ps


Gov. Bonds
(Real Rate)
12%
Gov. Bonds
(Nom. Rate)
67%
Long Term
Debt
8%
MTNs
13%

Mutual Funds
(June, 2003)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	4,494.5	6.76%	5.77%	
INBUREX	Fixed Income	5,484.4	6.99%	5.70%	
INBURSA	Stock´s, Bonds $ M.M.	2,912.9	30.40%	23.61%	15.14%
FONIBUR	Stock´s, Bonds $ M.M.	4,530.8	34.58%	23.61%	

* MSE – Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursátil posted $64.6 MM Ps profits in 2Q03 compared with $9.2 MM Ps and $33.7 MM Ps in 1Q03 and 2Q02, respectively. This was mainly explained by better market conditions as well as higher levels of operations during the quarter.

In the second quarter 2003 Inversora Bursatil underwrote $81.7 Bn Ps in Commercial Paper,accumulating $138.0 Bn Ps for the first half of 2003, continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps.	2Q03	1Q03	2Q02	Jan - Jun '03	Jan - Jun '02
Operating Margin	94.5	13.8	69.1	108.3	144.5
Interest Income	0.5	2.1	(0.8)	2.6	(5.6)
Net Income	64.6	9.2	33.7	73.8	74.8
Total Assets	927.8	894.6	1,020.4	927.8	1,020.4
Investment Portfolio	732.2	724.3	790.5	732.2	790.5
Stockholders' Equity	743.1	755.2	762.6	743.1	762.6
Assets in Custody	374,919.9	359,970.5	368,927.6	374,919.9	368,927.6

FIANZAS GUARDIANA INBURSA
(Bonds)

In the period Jan-Jun 2003, Fianzas Guardiana Inbursa posted profits of $36.0 MM Ps, compared with $5.6 MM Ps obtained in the same period of the previous year. This result is mainly explained by the 12.8% increase in Direct Premiums together with less monetary position adjustments.

Select Figures

MM Ps	2Q03	1Q03	2Q02	Jan - Jun '03	Jan - Jun '02
Direct Premiums	67.7	68.5	72.1	136.2	120.7
Technical Income	6.2	14.5	23.7	20.7	29.0
Earnings From Investments	8.8	7.3	9.2	16.1	14.5
Monetary Position	0.3	(6.2)	(5.2)	(5.9)	(11.1)
Net Income	18.4	17.6	7.7	36.0	5.6
Total Assets	792.3	700.7	615.8	792.3	615.8
Investments	711.8	643.6	544.5	711.8	544.5
Reserves	309.3	280.6	244.3	309.3	244.3
Stockholders' Equity	417.2	370.1	318.5	417.2	318.5

APPENDIX
US GAAP

Investment by Company

MM USD	2Q03 $	2Q03 %	1Q03 $	% chg vs. 1Q03	2Q02 $	% chg vs. 2Q02
Banco Inbursa	1,618.7	58%	1,974.0	-18%	2,119.5	-24%
Operadora	31.0	1%	41.2	-25%	36.4	-15%
Seguros	358.1	13%	331.1	8%	474.6	-25%
Pensiones	389.1	14%	222.1	75%	0.0	N.A
Fianzas	57.8	2%	49.0	18%	44.1	31%
Inversora	70.5	3%	69.5	1%	72.9	-3%
Others	266.8	10%	24.3	999%	4.4	5946%
Total	**2,792.0**	**100%**	**2,711.1**	**3%**	**2,751.9**	**1%**

Net Income

MM USD	2Q03 $	2Q03 %	1Q03 $	% chg vs. 1Q03	2Q02 $	% chg vs. 2Q02	Jan - Jun '03 $	Jan - Jun '02 $
Banco Inbursa	(37.9)	-270%	71.4	-153%	36.4	204%	33.5	114.2
Operadora	4.6	32%	3.5	30%	0.2	2884%	8.1	7.7
Seguros	9.9	70%	54.1	-82%	4.4	123%	64.0	27.1
Pensiones	25.0	178%	0.8	3161%	0.0	N.A	25.8	0.0
Fianzas	4.9	35%	2.1	134%	3.7	33%	7.0	5.0
Inversora	6.4	45%	1.2	454%	4.2	54%	7.5	8.9
Others	1.2	9%	0.8	58%	0.1	742%	2.0	(0.5)
Total	**14.1**	**100%**	**133.8**	**-89%**	**49.0**	**-71%**	**147.8**	**162.4**

Sources & Uses of Funds
(MM USD)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,618.7	4,094.5	29.8	979.6	8,007.0	**14,729.5**
Seguros Inbursa	358.1	-	18.1	184.1	2,088.9	**2,649.1**
Pensiones Inbursa	389.1	-	-	7.2	2,414.6	**2,810.9**
Inversora Bursátil	70.5	-	2.0	15.7	85.7	**174.0**
Operadora Inbursa	31.0	-	0.8	2.5	33.0	**67.4**
Fianzas G-Inbursa	57.8	-	-	6.3	84.4	**148.5**
Others	266.8	7.0	-	1.7	372.0	**647.5**
TOTAL	**2,792.0**	**4,108.5**	**50.8**	**1,197.6**	**13,085.7**	**21,227.1**

USES	Investment* Portfolio	Loan Portfolio	xed Income/Mi Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	1,085.4	4,325.4	802.1	1,157.4	7,412.8	**14,783.1**
Seguros Inbursa	165.3	58.0	731.8	325.5	1,368.6	**2,649.1**
Pensiones Inbursa	96.8	-	1,289.4	19.3	1,405.5	**2,810.9**
Inversora Bursátil	24.2	-	54.7	6.1	89.0	**174.0**
Operadora Inbursa	7.6	-	22.0	4.1	33.7	**67.4**
Fianzas G-Inbursa	28.3	3.7	37.0	3.6	75.9	**148.5**
Others	315.0	0.5	0.5	2.9	328.6	**647.5**
TOTAL	**1,722.6**	**4,388.1**	**2,937.4**	**1,518.9**	**10,714.2**	**21,280.7**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	2Q03	%	1Q03	%	2Q02	%
TOTAL LOAN PORTFOLIO	**4,325**	**100%**	**4,419**	**100%**	**3,781**	**100%**
Commercial	3,884	90%	3,981	90%	3,312	88%
Financial Institutions	414	10%	359	8%	330	9%
Consumer	1	0%	1	0%	0	0%
Housing	7	0%	8	0%	49	1%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**19**	**0%**	**71**	**2%**	**90**	**2%**
LOAN LOSS RESERVES	**422**	**10%**	**387**	**9%**	**358**	**9%**

	2Q03	1Q03	2Q02
Pesos	45%	44%	61%
USD	55%	56%	39%
Secured *	78%	75%	76%
Unsecured	22%	25%	24%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of June 30, 2003)

	TIER 1 CAPITAL	**16,823**
STOCKHOLDERS' EQUITY		19,697
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	1,633
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,106
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	135
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
	TIER 2 CAPITAL	**485**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		485
SUBORDINATED DEBT		-
	TIER 1 & 2 CAPITAL	**17,308**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	28,430	2,274
PESO OR UDI REAL INTEREST RATE OPERATIONS	1,520	122
FOREIGN CURRENCY NOMINAL INTEREST RATE	8,921	714
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	(238)	(19)
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	2,433	195
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	2,638	211
TOTAL	**43,704**	**3,496**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,260	138
GRUOP III (RISK WEIGHT 100 %)	37,519	3,514
SUB-TOTAL	**38,779**	**3,652**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,730	138
TOTAL	**40,509**	**3,790**

INVESTMENT IN SECURITIES
June 30, 2003
(Constant 000's Pesos as of June 30, 2003)

TRADING PORTFOLIO	**10,585,934**
Securities	538,921
Securities Issued by Finantial Institutions	1,240,802
Bonds	2,901,309
Government Securities	5,556,057
Other Issues (CPO's)	348,845
SECURITIES HELD FOR SALE	**1,842**
Government Securities	1,842
SECURITIES HOLD TO MATURITY	**105,834**
Bearer Notes	105,834

REPURCHASE PORTFOLIO
June 30, 2003
(Constant 000's Pesos as of June 30, 2003)

REPURCHASE AGREEMENTS	**22,340**
Cetes	-67
Bondes	22,407
RESELL AGREEMENTS	**6,043**
Cetes	-67
Bondes	6,110

DEFERRED TAXES
June 30, 2003
(Constant 000's Pesos as of June 30, 2003)

TOTAL DEFERRED TAXES	**106,934**
Foreign Exchange Investments	212,737
Investments	10,318
Stocks	67,448
Permanent Equity Investments	16,234
Repos	9,493
Forwards	25,895
Swaps	-235,191

LOAN PORTFOLIO
(Constant MM Pesos as of June 31, 2003)

	2Q03	
	PERFORMING LOANS	NON PERFORMINGLOANS
Commercial	40,535	201
Interbank	4,326	-
Consumer	9	-
Mortgages	74	-
Government	0	-
Fobaproa Bonds	-	-
Total	**44,944**	**201**

LOAN PORTFOLIO	2Q03
Total Loan Portfolio	45,145
Loan Loss Reserves	4,402
TOTAL LOAN PORTFOLIO (NET)	**40,743**

DEBTOR SUPPORT PROGRAMS	TOTAL	COST
Dicounts on Mortgages	-	-
Discounts on Agricultural & Fisheries	-	-
Discounts on Small & Medium Size Companies	1	-
Total	1	-

For recently created banks, the cost of bail-out programs is 100% absorbed by the federal government.

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	17,169	2,069	21,297	40,535
Interbank	744	-	3,581	4,325
Consumer	9	-	-	9
Mortgages	62	13	-	75
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	17,984	2,082	24,878	44,944
NON PERFORMING LOANS				
Commercial	46	-	155	201
Mortgages	-	-	-	0
Total Non Permorming Loans	46	0	155	201

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

Loan Loss Reserves at March 31, 2003 (constant million pesos as of June 30, 2003)	**4,191**
- Adjustment for inflation March 2003 - June 2003	11
Loan Loss Reserves at March, 2003 (million nominal pesos)	**4,180**
+ Provisions recorded during the period	306
+ Currency valuation & other	-84
Loan Loss Reserves at June 30, 2003.	**4,402**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of Junio 31, 2003)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	47,314	4,402
Commercial Loans	42,971	4,328
Risk "A"	26,622	209
Risk "B"	11,200	1,650
Risk "C"	3,627	1,255
Risk "D"	903	596
Risk "E"	619	618
Except Federal Government		
Interbank Loans	4,325	73
Risk "A"	4,086	21
Risk "B"	216	43
Risk "C"	23	9
Risk "D"		
Risk "E"		
Mortgages Loans	18	0
Risk "A"	18	0
Risk "B"		
Risk "C"		
Risk "D"		
Risk "E"		
Aditional Reserves		

MM current Ps as of June, 2003

	PORTFOLIO			REQUIRED RESERVES	
Risk	% of risk	Notional		% in provision	Notional
A	64.9%	30,726		0% - 0.99%	230
B	24.1%	11,416		1% - 19.99%	1,693
C	7.7%	3,650		20% - 59.99%	1,264
D	1.9%	903		60% - 89.99%	596
E	1.3%	619		90% - 100%	618
Subtotal	100%	47,314			4,402
Plus:			Plus:		
Non-Classified portfolio	-	-	Aditional estimates		0
Plus:					
Exceptued portfolio	0.0%	0			
Total Credit Portfolio	100%	47,314	**Total Reserves**		4,402

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING JUNE 30,2003, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF MARCH 31, 2003. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON JUNE 30, 2003.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO *PROVISIONS AS OF JUNE 2003 FOR $92,000 Ps*

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $272,000 Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF JUNE 2003 FOR $45,000, $1,000, $22,000 and $84,000 THAT CORRESPONDS TO RISKS "A", "B", "C" AND "D", RESPECTIVELY.

7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF JUNE 30, 2003.

LONG TERM DEBT

(Constant 000's Pesos as of June ´03)

DEPOSITS	Balance		Weighted Rate	
	M.N	USD	M.N	USD
Bank Bonds		-		-

DERIVATIVES INSTRUMENTS

(Constant 000's Pesos as of June ´03)

	USD	Pesos
Hedging Derivatives		
Forwards		
Bid	1,136,000.0	-
Ask	382,900.0	-
Transactional Derivatives		
Forwards		
Bid	138,067.1	-
Ask	321,995.9	-
TIIE 28	-	-
TIIE 28	-	-
Futures		
TIIE 28		-
Dollar	58,348.3	-
Pesos	-	-
TOTAL	**2,037,311.3**	-

MATURITY	TOTAL
1 to 7 days	2,135,622
8 days to 1 month	24,424
1 to 3 months	795,449
3 to 6 months	1,202,370
6 to 9 months	633,539
9 months to 1 year	157,115
1 to 2 years	329,062
2 to 3 years	11,922
3 to 4 years	386,338
4 to 5 years	11,149
5 to 7 years	5,687
7 to 9 years	-
more than 9	-
TOTAL	**5,692,677**

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of June ´03)

	June 30,2003
Pesos	3,082,472
USD*	2,610,205
TOTAL	**5,692,677**

BALANCE:

PESOS	Balance	Weighted
Discounts	1,029,124	
Interbanking	2,053,348	
	3,082,472	**5.19%**

USD*	Balance	Weighted
Loans from foreing banks	2,151,528	
Loans from national banks	6,254	
Discounts	452,423	
	2,610,205	**3.85%**

* Figures in USD are expressed in Pesos

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Interest Income	94.3	101.4	118.1	125.7	127.1	109.0
Interest Expense	46.9	8.6	34.3	95.5	50.4	155.1
FINANCIAL MARGIN	**47.4**	**92.8**	**83.8**	**30.2**	**76.7**	**(46.1)**
Loan Loss Provisions	75.5	5.0	3.8	5.0	30.5	27.9
RISK ADJUSTED NII	**(28.1)**	**87.9**	**80.0**	**25.2**	**46.2**	**(74.1)**
Premiums	186.2	221.9	258.3	805.7	116.5	147.7
Comissions & Tariffs	23.5	20.5	14.5	18.5	16.1	35.0
Market-Related Income	136.3	22.1	26.1	159.6	87.9	92.9
TOTAL OPERATING INCOME	**318.0**	**352.4**	**378.9**	**1,008.9**	**266.7**	**201.5**
Aquisiton Cost	41.4	44.3	33.6	19.0	29.8	30.2
Contrctual obligatios & other net Cost	102.4	175.8	225.9	725.3	80.2	93.4
Policies dividends	25.7	15.7	15.8	30.4	0.1	3.3
Other Insurance & Bond reserves	3.3	3.3	2.0	2.5	3.8	0.2
Administrative Expenses	53.5	41.4	53.8	67.7	17.8	54.7
OPERATING INCOME	**91.6**	**72.0**	**47.9**	**164.1**	**134.9**	**19.7**
Other Expenses (Products)	(0.2)	(0.1)	0.1	0.7	5.2	(5.2)
NET INCOME BEFORES TAXES	**91.8**	**72.0**	**47.8**	**163.4**	**129.8**	**24.9**
Incurred Income Tax	5.6	41.7	6.5	0.3	25.7	5.5
Deferred Income Tax	(17.3)	(14.3)	(1.5)	59.2	14.8	21.8
NET INCOME BEFORE SUBSIDIARIES	**103.5**	**44.6**	**42.8**	**103.9**	**89.2**	**(2.4)**
Participated net income from subs.	10.3	4.5	(1.5)	3.3	44.4	10.2
RESULTS FROM CONTINUED OPERATION	**113.8**	**49.1**	**41.2**	**107.2**	**133.6**	**7.7**
NET INCOME	**113.8**	**49.1**	**41.2**	**107.2**	**133.6**	**7.7**
MINORITY INTEREST	**0.4**	**0.1**	**(0.4)**	**0.0**	**(0.1)**	**(6.3)**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Cash & due from Banks	**528.0**	**544.8**	**736.6**	**600.3**	**1,096.7**	**707.9**
Financial Instruments	**3,130.3**	**2,759.4**	**3,166.0**	**2,937.0**	**2,812.0**	**3,704.8**
Negotiable	1,603.7	1,281.5	1,353.3	1,269.3	1,121.7	1,943.3
For Sale	587.6	565.8	829.9	659.4	698.1	705.1
Held to Maturity	939.0	912.0	982.7	1,008.2	992.2	1,056.5
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**14.3**	**12.8**	**12.4**	**12.1**	**11.6**	**12.0**
Repos & Derivatives	**496.4**	**763.8**	**975.9**	**1,221.0**	**828.6**	**917.9**
Repo Operations	4.7	9.1	6.6	5.6	7.3	7.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	491.7	754.7	969.3	1,215.4	821.3	910.3
LOANS	**3,873.5**	**3,650.3**	**3,475.9**	**4,058.7**	**4,204.2**	**4,156.8**
Commercial	3,803.7	3,270.4	3,186.8	3,753.7	3,836.8	3,734.3
Interbank	0.0	203.5	260.8	289.6	358.6	414.4
Consumer	0.2	0.3	0.4	0.6	0.7	0.9
Housing	64.3	49.4	27.9	14.8	8.1	7.1
Federal Government	5.2	126.7	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**32.4**	**90.0**	**78.5**	**70.4**	**70.6**	**19.2**
TOTAL GROSS LOANS	**3,905.8**	**3,740.3**	**3,554.4**	**4,129.1**	**4,274.8**	**4,176.0**
Loan Loss Reserves	369.3	358.1	358.6	368.4	387.4	421.8
TOTAL NET LOANS	**3,536.5**	**3,382.1**	**3,195.8**	**3,760.7**	**3,887.4**	**3,754.2**
Receivables,Sundry Debtors & Adv. Payments	693.6	413.7	1,169.2	566.3	1,200.2	1,627.9
Fixed Assets (net)	184.0	167.1	148.4	150.6	151.4	158.6
Repossessed Assets	2.6	2.3	2.3	1.9	1.8	1.9
Permanent Equity Investments	383.0	299.6	303.7	302.4	389.7	228.4
Deferred Taxes (net)	0.0	0.0	0.0	1.7	1.1	1.2
Other assets,deferred charges & intangible	238.8	206.1	190.1	210.3	287.6	276.5
TOTAL ASSETS	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**	**10,668.2**	**11,391.4**

LIABILITIES	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
DEPOSITS	**2,428.9**	**1,941.5**	**2,302.0**	**2,770.6**	**2,910.0**	**3,339.3**
Demand Deposits	67.6	57.3	57.4	547.7	740.7	827.2
Time Deposits	122.9	120.2	126.6	146.4	96.8	111.1
Bank Bonds	201.0	181.2	176.6	173.4	167.0	172.8
MTN´ s	2,037.4	1,582.9	1,941.4	1,903.2	1,905.5	2,228.2
Contingency claim & Premium Reserves	**1,675.2**	**1,686.8**	**1,868.8**	**1,635.1**	**1,595.3**	**1,686.8**
INTERBANK LOANS & OTHER	349.6	362.5	296.1	284.9	99.7	402.8
REPO & DERIVATIVES OPERATIONS	**477.4**	**796.9**	**1,085.6**	**1,309.6**	**1,635.3**	**918.6**
Repo Operations	3.0	6.9	6.8	4.7	6.6	5.6
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	474.4	790.0	1,078.8	1,304.9	1,628.7	913.0
OTHER ACCOUNTS PAYABLE	**721.8**	**520.1**	**1,181.3**	**533.4**	**1,206.3**	**1,647.1**
Income tax & Employee profit sharing	56.6	26.4	83.2	83.6	72.1	47.8
Other accounts payable	665.2	493.8	1,098.1	449.8	1,134.2	1,599.3
DEFERRED TAXES	548.0	482.8	476.8	510.9	496.5	548.7
DEFERRED CREDITS	6.8	6.9	5.2	0.1	0.1	0.1
TOTAL LIABILITIES	**6,207.8**	**5,797.7**	**7,215.9**	**7,044.5**	**7,943.1**	**8,543.4**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**1,016.0**	**1,016.0**	**1,014.2**	**1,011.7**	**1,010.1**	**1,009.0**
Paid-in Capital	1,016.0	1,016.0	1,014.2	1,011.7	1,010.1	1,009.0
EARNED CAPITAL	**1,979.4**	**1,735.9**	**1,667.9**	**1,705.2**	**1,700.9**	**1,783.1**
Retained Earnings	1,629.0	1,606.4	1,595.8	1,572.8	2,069.1	1,847.5
Adjusments for changes in Accounting Principles	237.0	(32.9)	(131.9)	(178.8)	(502.0)	(212.3)
Net Income of the period	113.4	162.4	204.0	311.2	133.8	147.8
Minority Interest	4.1	2.4	2.5	2.6	14.1	56.0
TOTAL STOCKHOLDERS´ EQUITY	**2,999.6**	**2,754.3**	**2,684.6**	**2,719.6**	**2,725.2**	**2,848.0**
LIABILITIES & STOCKHOLDERS' EQUITY	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**	**10,668.2**	**11,391.4**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Interest Income	89.7	96.2	111.4	118.4	121.0	103.1
Interest Expense	48.3	7.2	34.4	95.5	51.3	154.4
Financial Margin	**41.5**	**89.0**	**77.1**	**22.9**	**69.7**	**(51.3)**
Loan Loss Provisions	75.5	5.0	3.8	5.0	30.5	27.9
Risk Adjusted Net Interest Income	**(34.1)**	**84.0**	**73.2**	**17.9**	**39.2**	**(79.2)**
Comissions and Fees	15.7	6.9	10.0	15.9	12.7	27.5
Market-Related Income	88.6	(23.8)	(34.8)	56.4	27.7	43.5
Operating Revenues	**70.2**	**67.2**	**48.4**	**90.2**	**79.6**	**(8.2)**
Non-Interest Expense	26.1	18.9	24.7	28.2	25.9	25.8
Operating Income	**44.1**	**48.3**	**23.7**	**61.9**	**53.7**	**(34.0)**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**44.1**	**48.3**	**23.7**	**61.9**	**53.7**	**(34.0)**
Incurred Income Tax & Profit Sharing	0.7	37.8	(0.9)	(9.3)	12.1	(1.1)
Deferred Income Tax	(25.6)	(19.0)	(0.7)	32.7	9.4	4.9
Net Income before Subsidiaries' Net Income	**68.9**	**29.5**	**25.4**	**38.6**	**32.2**	**(37.8)**
Subsidiaries' Net Income	9.2	7.0	1.6	(0.7)	39.1	(6.4)
Continous Operations' Net Income	**78.1**	**36.5**	**26.9**	**37.9**	**71.3**	**(44.2)**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.4)	(0.1)	0.4	(0.0)	0.1	6.3
Net Income	**77.8**	**36.4**	**27.3**	**37.9**	**71.4**	**(37.9)**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Cash & Due From Banks	**527.2**	**547.6**	**738.0**	**599.2**	**1,094.5**	**700.0**
Financial Instruments	**928.4**	**567.4**	**671.9**	**759.4**	**456.5**	**1,140.9**
Negotiable	916.9	558.1	662.8	750.5	448.0	1,130.6
For Sale	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	11.4	9.0	8.9	8.7	8.3	10.1
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**492.5**	**757.3**	**969.4**	**1,216.7**	**825.3**	**912.4**
Repo Operations	0.8	2.6	0.1	1.3	4.0	2.1
Derivatives	491.7	754.7	969.3	1,215.4	821.3	910.3
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**3,919.6**	**3,691.4**	**3,481.0**	**4,065.0**	**4,348.2**	**4,306.2**
Commercial	3,849.9	3,311.5	3,191.9	3,760.0	3,980.8	3,883.7
Interbank	0.0	203.5	260.8	289.6	358.6	414.4
Consumer	0.2	0.3	0.4	0.6	0.7	0.9
Housing	64.3	49.4	27.9	14.8	8.1	7.1
Federal Government	5.2	126.7	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**32.4**	**90.0**	**78.5**	**70.4**	**70.6**	**19.2**
Total Gross Loans	**3,952.0**	**3,781.3**	**3,559.5**	**4,135.4**	**4,418.8**	**4,325.4**
Preventive Provision for Credit Risks	**369.3**	**358.1**	**358.6**	**368.4**	**387.4**	**421.8**
Total Net Loans	**3,582.7**	**3,423.2**	**3,200.9**	**3,767.0**	**4,031.4**	**3,903.7**
Receivables & Sundry Debtors	386.4	108.2	852.6	124.4	819.2	950.5
Fixed Assets (net)	26.9	25.6	8.8	11.2	12.7	16.5
Repossessed Property	2.6	2.3	2.3	1.9	1.8	1.9
Permanent Equity Investments	350.0	270.7	277.2	274.8	362.2	188.4
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	50.0	50.1	36.8	35.2	22.8	13.2
TOTAL ASSETS	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**	**7,626.4**	**7,827.5**

LIABILITIES	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Deposits	**2,431.8**	**1,945.9**	**2,303.8**	**2,777.7**	**2,914.2**	**3,376.3**
Demand Deposits	70.5	61.7	59.2	554.5	744.9	833.0
Time Deposits	122.9	120.2	126.6	146.4	96.8	111.1
Bank Bonds	201.0	181.2	176.6	284.8	167.0	172.8
MTN´ s	2,037.4	1,582.9	1,941.4	1,792.0	1,905.5	2,259.4
Interbank Loans & Other	395.2	402.4	296.1	284.8	238.5	545.4
Repo Operations	(0.3)	0.4	0.3	0.6	3.2	0.6
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	474.4	790.0	1,078.8	1,304.9	1,628.7	913.0
Other Accounts Payable	448.0	280.2	825.3	158.7	614.7	1,123.4
Income Tax & Employee Profit Sharing	28.2	0.0	49.8	39.4	25.2	9.0
Deferred Taxes	244.8	204.6	206.6	221.8	225.0	237.7
Deferred Credits	6.8	6.9	5.2	0.1	0.1	0.1
TOTAL LIABILITIES	**4,028.9**	**3,630.5**	**4,765.9**	**4,788.1**	**5,649.6**	**6,205.4**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**1,330.6**	**1,134.8**	**1,004.8**	**1,014.5**	**989.7**	**635.0**
Capital Reserves	193.8	205.5	205.5	205.5	205.5	226.4
Retained Earnings	1,334.9	1,323.3	1,239.5	1,239.5	1,418.8	1,001.9
Adjustment for Changes on Accounting Principles	(280.1)	(510.5)	(584.1)	(612.4)	(708.8)	(630.3)
Net income of the period	77.8	114.2	141.5	179.3	71.4	33.5
Minority Interest	4.1	2.4	2.5	2.6	2.8	3.5
Total Stockholders´ Equity	**2,317.7**	**2,121.9**	**1,991.9**	**2,001.7**	**1,976.8**	**1,622.2**
LIABILITIES & STOCKHOLDERS´ EQUITY	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**	**7,626.4**	**7,827.5**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Revenue	**222.4**	**266.2**	**307.1**	**899.5**	**140.4**	**151.8**
Premiums	179.4	216.2	246.4	800.2	113.8	133.2
Investments Net.	43.1	50.0	60.8	99.3	26.6	18.6
Expenses and Claims	**190.5**	**255.4**	**295.4**	**802.6**	**107.2**	**117.5**
Claims and Other Contractual Obligations	95.6	172.4	223.0	721.0	63.1	74.7
Acquisition Cost	41.6	44.5	33.9	19.6	28.4	27.6
Policies Dividends	25.7	15.7	15.8	30.4	0.1	3.3
Other Reserves Increase	3.3	3.3	2.0	2.5	0.0	0.0
Operating Expenses	24.2	19.5	20.7	29.1	15.6	11.9
Income Before Subsidiaries Results	**32.0**	**10.8**	**11.8**	**96.9**	**33.2**	**34.3**
Subsidiaries Result	(0.2)	(0.1)	(2.6)	2.9	0.3	(0.1)
Income Before Taxes	**31.8**	**10.7**	**9.2**	**99.9**	**33.6**	**34.2**
Income tax	0.0	0.2	4.5	7.6	(1.6)	12.7
Deferred Income tax	9.2	6.0	(0.9)	25.8	(18.9)	11.7
Net income	**22.6**	**4.4**	**5.5**	**66.5**	**54.1**	**9.9**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Investments	**2,040.1**	**2,033.4**	**2,230.7**	**2,011.5**	**845.2**	**927.1**
Financing operation investments	7.4	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**526.8**	**562.4**	**442.0**	**358.6**	**282.6**	**344.9**
Fixed Income	526.8	561.8	441.5	358.6	282.6	344.9
Equity	0.0	0.5	0.5	0.0	0.0	0.0
Investements for Sale	**562.6**	**552.6**	**806.3**	**639.0**	**504.9**	**492.8**
Fixed Income	437.2	423.0	679.3	520.2	379.1	338.4
Equity	125.5	129.6	127.0	118.8	125.8	154.4
Held to Maturity Investments	883.5	856.0	926.5	950.1	0.0	0.0
Investments on Real Estate for Leasing	14.3	12.8	12.4	12.1	11.6	12.0
Investments on Subsidiaries	1.4	2.6	(3.9)	2.3	2.4	10.8
Loans on policies	44.1	47.0	47.3	49.4	43.7	66.6
Cash	(4.1)	1.2	(0.3)	6.1	5.2	10.2
Interest Debtors	16.3	28.8	16.7	30.8	5.5	3.7
Premium debtors & Receivable	187.3	182.2	181.8	249.5	194.1	241.1
Reinsurers and receivable	**88.8**	**76.9**	**103.0**	**146.9**	**123.6**	**143.7**
Benefitts and claims	69.7	44.3	63.7	68.6	68.5	55.8
Policies reserves	19.2	32.6	39.3	78.3	55.1	87.9
Deferred Aquisition cost	74.0	60.9	53.9	62.4	59.2	63.9
Fixed Assets, net	148.8	132.7	130.8	126.0	46.1	46.9
Other assets	105.7	86.4	85.6	95.0	61.8	57.7
Total assets	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**	**1,340.8**	**1,494.4**

LIABILITIES	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Technical reserves	**1,671.4**	**1,684.8**	**1,866.3**	**1,633.0**	**681.5**	**732.2**
Unearned premium reserve, claims pending for paid, life & health	1,184.2	1,254.8	1,410.6	1,121.2	218.2	234.1
Pending claims reserve, accidents & casualties and health	158.5	128.4	154.0	153.9	162.0	160.9
Other insurances fund	75.9	62.1	60.0	71.5	60.9	64.3
Unearned premiums reserve of accident & casualty, and health	227.8	215.0	217.4	262.0	240.5	272.8
Other reserves	24.9	24.4	24.2	24.4	0.0	0.0
Reinsurances payable	***8.8***	***21.5***	***21.0***	***53.4***	***31.1***	***63.0***
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	8.8	21.5	21.0	53.3	31.0	62.9
Deferred taxes	301.8	277.7	267.9	288.5	179.7	211.6
Income tax & profit sharing	2.3	2.7	8.0	17.2	26.5	15.8
Value Added Tax	21.9	21.0	20.7	30.8	26.4	29.6
Other labilities	134.9	120.4	153.4	193.8	64.5	84.2
Total liabilities	**2,141.0**	**2,128.1**	**2,337.5**	**2,216.7**	**1,009.6**	**1,136.3**
STOCKHOLDERS´ EQUITY						
Paid in capital	152.7	152.7	152.7	152.7	52.1	52.1
Other reserves	76.8	143.5	132.5	113.1	21.4	40.8
Net Income	22.6	27.1	32.6	99.1	54.1	64.0
Retained earnings	270.0	173.4	179.1	189.0	419.6	219.4
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	50.9	35.0	24.9	14.5	(160.1)	37.8
Gain on valuation of real estate	55.7	55.7	55.7	55.7	56.7	56.7
Total stockholders equity	**515.9**	**474.6**	**464.7**	**511.4**	**331.1**	**358.1**
Total liabilities and stockholders equity	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**	**1,340.8**	**1,494.4**

PENSIONES INBURSA
Income Statement

	1Q03	2Q03
Revenue	**31.0**	**31.5**
Premiums	(1.3)	6.7
Investments Net.	32.2	24.8
Expenses and Claims	**8.8**	**14.8**
Claims and Other Contractual Obligations	14.5	15.8
Acquisition Cost	1.9	2.6
Policies Dividends	0.0	0.0
Other Reserves Increase	3.8	0.2
Operating Expenses	(11.4)	(3.8)
Income Before Subsidiaries Results	**22.1**	**16.6**
Subsidiaries Result	4.3	13.4
Income Before Taxes	**26.5**	**30.0**
Income tax	2.6	0.9
Deferred Income tax	23.1	4.1
Net income	**0.8**	**25.0**

PENSIONES INBURSA
Balance Sheet

ASSETS	Mar 03	Jun 03
Investments	**1,352.3**	**1,393.8**
Financing operation investments	0.0	0.0
Negotiable Investments	**242.0**	**235.2**
Fixed Income	239.0	235.2
Equity	2.9	0.0
Investements for Sale	**170.2**	**178.8**
Fixed Income	169.7	178.1
Equity	0.5	0.7
Held to Maturity Investments	940.1	979.8
Investments on Real Estate for Leasing	0.0	0.0
Investments on Subsidiaries	0.0	0.0
Loans on policies	0.0	0.0
Cash	0.2	0.9
Interest Debtors	15.0	32.1
Premium debtors & Receivable	32.2	91.5
Reinsurers and receivable	**0.0**	**0.0**
Benefitts and claims	0.0	0.0
Policies reserves	0.0	0.0
Deferred Aquisition cost	0.0	0.0
Fixed Assets, net	79.5	81.0
Other assets	137.7	132.3
Total assets	**1,617.0**	**1,731.5**

LIABILITIES	Mar 03	Jun 03
Technical reserves	**910.9**	**953.3**
Unearned premium reserve, claims pending for paid, life & health	886.6	927.9
Pending claims reserve, accidents & casualties and health	0.0	0.0
Other insurances fund	0.3	0.2
Unearned premiums reserve of accident & casualty, and health	0.0	0.0
Other reserves	24.0	25.2
Reinsurances payable	**0.0**	**0.0**
Retained deposits	0.0	0.0
Reinsurance premiums and payable	0.0	0.0
Deferred taxes	89.6	97.2
Income tax & profit sharing	4.6	3.6
Value Added Tax	0.0	19.8
Other labilities	389.8	268.6
Total liabilities	**1,394.9**	**1,342.4**
STOCKHOLDERS´ EQUITY		
Paid in capital	100.5	181.8
Other reserves	7.7	9.5
Net Income	0.8	25.8
Retained earnings	152.6	162.4
Acummulated Deferred Taxes	0.0	0.0
Adjustments for Changes in Accounting Principles	(50.9)	(42.8)
Minority Interest	11.4	52.5
Total stockholders equity	**222.1**	**389.1**
Total liabilities and stockholders equity	**1,617.0**	**1,731.5**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Earnings from Investment Sales	0.0	0.0	(1.9)	0.1	0.1	0.1
Asset Management Income	5.2	4.2	3.8	3.6	3.2	3.7
Earnings form Interest	0.4	0.2	2.3	0.3	1.4	(0.5)
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.6**	**4.4**	**4.2**	**4.0**	**4.7**	**3.3**
General Expenses	1.5	1.4	1.3	0.2	0.2	0.2
Total expenses	**1.5**	**1.4**	**1.3**	**0.2**	**0.2**	**0.2**
Earnings Before Taxes	**4.1**	**3.0**	**2.9**	**3.8**	**4.6**	**3.1**
Incurred Income Tax & Profit Sharing	1.3	1.2	1.3	1.2	1.1	1.2
Defferred Income Tax	(3.6)	(0.8)	(0.3)	0.5	0.5	0.4
Net Income Before Deferred Accounts	**6.4**	**2.6**	**1.9**	**2.0**	**3.0**	**1.5**
Earnings from subsidiaries	1.2	(2.5)	(0.6)	0.9	0.5	3.1
Unadjusted for monetary position result	**7.6**	**0.2**	**1.2**	**3.0**	**3.5**	**4.6**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**7.6**	**0.2**	**1.2**	**3.0**	**3.5**	**4.6**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	57.4	52.6	13.7	15.9	19.7	4.3
Sundry Debtors	1.9	1.3	1.2	1.2	1.1	1.3
Permanent investments	27.3	22.5	21.3	21.7	22.1	25.4
Receivable Taxes	0.0	2.6	5.8	6.4	1.1	2.8
TOTAL ASSETS	**86.6**	**79.0**	**42.0**	**45.2**	**44.1**	**33.7**
LIABILITIES						
Sundry Creditors	45.7	40.2	0.0	0.0	0.2	0.0
Payable Taxes	1.1	2.4	3.6	4.7	1.1	2.1
Deferred Income Tax	(0.0)	(0.0)	1.7	1.7	1.6	0.6
TOTAL LIABILITIES	**46.8**	**42.6**	**5.3**	**6.3**	**2.9**	**2.7**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	33.0	33.0	33.0	33.0	45.0	45.0
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	7.6	7.7	9.0	12.0	3.5	8.1
Forex effect on Stockholders´equity	(2.4)	(5.9)	(6.8)	(7.6)	(8.8)	(23.5)
TOTAL STOCKHOLDERS´ EQUITY	**39.8**	**36.4**	**36.7**	**38.9**	**41.2**	**31.0**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**86.6**	**79.0**	**42.0**	**45.2**	**44.1**	**33.7**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Revenue	**11.2**	**7.0**	**7.3**	**6.9**	**5.2**	**8.9**
Premiums	10.7	9.0	6.6	5.9	4.4	8.0
Investments Net.	0.4	1.6	0.5	0.9	0.8	0.7
Earnings (losses) realized on investments	0.1	(3.7)	0.2	0.1	0.0	0.2
Benefitts, Expenses and Claims	**7.3**	**3.1**	**2.6**	**4.1**	**2.5**	**3.2**
Benefitts, Claims and Adjustments	6.8	3.4	2.7	4.4	2.7	2.9
Acquisition Cost	(0.2)	(0.2)	(0.3)	(0.6)	(0.5)	0.1
Operating Expenses	0.8	0.0	0.2	0.3	0.3	0.3
Income Before Taxes	**3.9**	**3.9**	**4.8**	**2.8**	**2.8**	**5.6**
Income tax	1.0	(0.5)	0.9	1.6	0.3	0.3
Deferred Income tax	1.5	0.7	0.4	0.3	0.3	0.7
Net income	**1.3**	**3.7**	**3.4**	**0.9**	**2.1**	**4.6**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Investments	**54.2**	**49.3**	**51.9**	**53.7**	**56.5**	**64.9**
Negotiable Investments	**23.6**	**30.5**	**22.7**	**28.0**	**30.1**	**27.9**
Fixed Income	23.6	30.5	22.7	28.0	30.1	27.9
Equity	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**24.8**	**13.1**	**23.5**	**20.2**	**22.8**	**33.3**
Fixed Income	10.3	(0.1)	10.7	2.1	3.3	5.0
Equity	14.5	13.2	12.8	18.2	19.5	28.3
Loans on policies	5.8	5.8	5.7	5.5	3.6	3.7
Cash	0.2	0.1	0.2	0.1	0.1	0.4
Premium debtors & Receivable	3.2	3.8	3.8	4.0	3.4	4.1
Reinsurers and receivable	**2.9**	**3.7**	**4.0**	**3.5**	**2.6**	**2.5**
Benefitts and claims	0.2	0.2	0.2	0.2	0.1	0.1
Policies reserves	2.7	3.5	3.8	3.4	2.5	2.5
Deferred Aquisition cost	(0.9)	(1.2)	(1.3)	(1.1)	(0.7)	(1.0)
Fixed Assets, net	2.6	2.3	2.3	2.2	2.1	2.2
Other assets	3.5	1.6	2.5	3.0	0.9	2.0
Total assets	**65.7**	**59.6**	**63.3**	**65.5**	**64.9**	**75.1**

LIABILITIES	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Technical reserves	**3.9**	**2.1**	**2.5**	**2.0**	**2.9**	**1.3**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	3.8	2.0	2.4	1.9	2.8	1.2
Other reserves	0.0	0.0	0.0	0.0	0.1	0.0
Reinsurances payable	**1.8**	**2.1**	**1.9**	**1.5**	**1.7**	**1.9**
Retained deposits	0.8	0.8	0.7	0.6	0.6	0.6
Reinsurance premiums and payable	1.0	1.3	1.2	0.9	1.1	1.3
Income tax & profit sharing	8.3	8.3	8.6	8.8	8.5	10.2
Value Added Tax	0.6	0.8	0.9	0.8	0.7	0.8
Other labilities	6.1	2.3	2.9	4.7	2.1	3.1
Total liabilities	**20.7**	**15.5**	**16.7**	**17.8**	**16.0**	**17.3**
STOCKHOLDERS´ EQUITY						
Paid in capital	7.9	8.3	8.3	8.3	8.3	11.0
Other reserves	1.7	1.6	1.6	2.1	2.1	2.1
Net Income	1.3	5.0	8.4	9.3	2.1	6.7
Retained earnings	37.4	32.0	31.0	30.7	39.0	40.7
Acummulated Deferred Taxes	(4.3)	(3.9)	(3.8)	(3.8)	(3.6)	(3.8)
Others	1.1	1.1	1.1	1.1	1.0	1.1
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**45.0**	**44.1**	**46.6**	**47.7**	**48.9**	**57.8**
Total liabilities and stockholders equity	**65.7**	**59.6**	**63.3**	**65.5**	**64.9**	**75.1**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.1	0.1	0.1	0.1	0.0	0.0
Interest Income	(0.5)	(0.1)	0.2	0.0	0.2	0.1
Comissions	9.7	15.3	6.6	3.6	4.3	8.2
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	4.6	(0.5)	2.4	3.2	1.6	5.5
Subsidiaries' Net Income	0.1	0.1	0.1	0.1	0.1	0.2
Other Income	0.0	0.0	0.0	0.0	0.1	0.1
Total Earnings	**14.0**	**15.0**	**9.5**	**7.1**	**6.3**	**14.1**
Interest expenses	0.0	0.1	0.0	(0.0)	(0.0)	0.0
Comissions and Fees	1.7	1.6	1.1	0.9	0.8	0.8
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	2.6	2.6	2.6	6.4	0.1	0.0
General Expenses	0.9	2.8	1.5	5.4	3.1	3.7
Contingency Fund	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.2	0.2	0.2	0.2	0.1	0.2
Losses from subsidiaries	0.0	0.1	(0.0)	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	2.0	3.6	0.7	(2.5)	0.6	1.9
Incurred Employee Profit Sharing	0.6	1.0	0.4	(0.6)	0.0	0.0
Deferred taxes & Employee profit sharing	1.2	(1.1)	0.1	(0.1)	0.3	1.1
Total Expenses	**9.2**	**10.9**	**6.5**	**9.6**	**5.2**	**7.7**
NET INCOME	**4.8**	**4.2**	**3.0**	**(2.6)**	**1.2**	**6.4**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Cash & Banks	0.0	0.0	0.0	0.1	0.0	0.1
Financial Instruments	**77.3**	**76.1**	**75.7**	**71.3**	**67.2**	**70.2**
Negotiable	77.3	76.1	75.7	71.3	67.2	70.2
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	3.3	6.5	6.5	4.0	3.3	5.0
Other accounts receivable	0.7	0.4	0.4	0.6	0.5	0.3
Fixed assets,net	2.3	2.2	2.5	2.4	2.8	2.9
Permanent equity investments	4.3	3.8	3.7	3.7	3.7	3.8
Other Assets	6.5	8.2	9.5	9.6	4.7	5.6
TOTAL ASSETS	**94.3**	**97.3**	**98.3**	**91.6**	**82.1**	**87.9**
LIABILITIES						
Repo Operations	3.3	6.5	6.5	4.0	3.3	5.0
Other Account Payable	**13.2**	**17.4**	**17.4**	**16.9**	**8.8**	**10.7**
Income Tax & Employee profit sharing provision	9.8	13.0	13.1	13.1	6.1	7.0
Sundry creditors & other accounts payable	3.5	4.5	4.3	3.8	2.7	3.7
Deferred taxes	1.4	0.5	0.6	0.6	0.5	1.7
Total Liabilities	**17.9**	**24.4**	**24.5**	**21.5**	**12.6**	**17.4**
STOCKHOLDERS´ EQUITY						
Paid-in capital	14.0	19.9	19.9	19.9	19.9	22.3
Earned Capital	62.4	53.0	53.9	50.2	49.6	48.2
Capital reserves	6.6	6.8	6.8	6.8	6.8	7.0
Retained earnings	30.9	26.4	26.4	26.4	35.7	25.4
Net icome	4.8	8.9	11.9	9.3	1.2	7.5
Forex effect on Stockholders´equity	20.2	10.9	8.8	7.7	5.9	8.3
Total Stockholders' Equity	**76.4**	**72.9**	**73.8**	**70.1**	**69.5**	**70.5**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**94.3**	**97.3**	**98.3**	**91.6**	**82.1**	**87.9**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)

MM of constant pesos as of June 30, 2003							Acumulated Jan-Jun	
(MM Ps.)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	2003	2002
Interest Income	1,658.0	2,117.0	1,866.0	2,384.1	3,018.2	2,562.2	5,580.3	3,775.0
Interest Expense	(1,117.6)	(1,156.4)	(1,104.9)	(1,372.4)	(2,269.6)	(1,863.0)	(4,132.6)	(2,274.0)
Monetary Position	(132.5)	(218.0)	(169.0)	(271.8)	(111.6)	(32.7)	(144.3)	(350.5)
FINANCIAL MARGIN	**407.9**	**742.6**	**592.1**	**739.9**	**637.0**	**666.5**	**1,303.5**	**1,150.5**
Loan Loss Provisions	718.7	52.3	39.9	129.8	302.9	307.2	610.1	771.0
RISK ADJUSTED NII	**(310.8)**	**690.2**	**552.2**	**610.1**	**334.1**	**359.3**	**693.4**	**379.5**
	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Comissions & Tariffs	195.9	187.8	135.4	171.9	194.8	391.1	585.8	383.7
Market-Related Income	892.1	(330.0)	(295.7)	(218.7)	222.1	(652.9)	(430.8)	562.1
TOTAL OPERATING INCOME	**777.3**	**548.0**	**391.9**	**563.2**	**750.9**	**97.5**	**848.4**	**1,325.3**
Administrative Expenses	264.8	283.7	299.6	448.6	299.1	341.4	640.5	548.5
OPERATING INCOME	**512.5**	**264.3**	**92.4**	**114.6**	**451.9**	**(244.0)**	**207.9**	**776.8**
Other Expenses (Products)	101.2	47.2	(7.9)	86.7	140.4	(13.5)	126.9	148.4
NET INCOME BEFORES TAXES	**411.3**	**217.1**	**100.2**	**27.9**	**311.4**	**(230.4)**	**81.0**	**628.4**
Income Tax & Employee profit sharing	73.5	393.2	11.3	(125.5)	127.5	30.4	157.9	466.8
Deferred Taxes	(1,677.2)	1,432.4	44.3	130.2	67.7	121.3	189.0	(244.9)
NET INCOME BEFORE SUBSIDIARIES	**2,015.0**	**(1,608.5)**	**44.6**	**23.1**	**116.2**	**(382.1)**	**(265.9)**	**406.5**
Participated net income from subs.	220.4	(15.9)	(49.6)	216.7	670.1	570.1	1,240.2	204.6
RESULTS FROM CONTINUED OPERA	**2,235.4**	**(1,624.3)**	**(5.1)**	**239.8**	**786.3**	**188.0**	**974.3**	**611.1**
Extraordinary Income	0.0	1,818.8	(1.1)	3.1	0.0	0.0	0.0	1,818.8
NET INCOME	**2,235.4**	**194.4**	**(6.2)**	**242.9**	**786.3**	**188.0**	**974.3**	**2,429.9**
MINORITARY INTEREST	**2.7**	**0.3**	**1.5**	**1.5**	**2.0**	**7.2**	**9.1**	**3.0**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of June 30, 2003

ASSETS	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
Cash & due from Banks	**5,018.6**	**5,693.9**	**7,864.3**	**6,349.0**	**4,147.5**	**7,666.5**
Financial Instruments	**13,400.1**	**6,872.8**	**8,356.8**	**9,018.4**	**5,760.7**	**13,463.3**
Negotiable	13,290.1	6,777.2	8,261.4	8,924.6	5,669.0	13,355.6
For Sale	2.0	1.9	1.9	1.9	1.9	1.8
Held to Maturity	108.1	93.7	93.4	92.0	89.8	105.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**234.9**	**94.8**	**69.9**	**58.8**	**78.4**	**185.0**
Repo Operations	41.8	94.8	69.9	58.8	78.4	79.6
Securities to be received in credit Operat	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	193.0	0.0	0.0	0.0	0.0	105.5
LOANS	**33,602.5**	**37,898.7**	**36,611.8**	**42,899.3**	**46,823.9**	**44,876.3**
Commercial	32,063.5	33,954.8	33,566.7	39,675.9	42,862.6	40,540.1
Interbank	824.7	3,428.3	2,747.1	3,060.4	3,866.2	4,252.5
Consumer	1.5	2.7	4.5	6.5	7.5	9.1
Housing	662.8	512.9	293.5	156.2	87.5	74.4
Federal Government	50.0	0.1	0.1	0.1	0.2	0.2
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**307.9**	**934.2**	**826.4**	**744.0**	**761.7**	**200.6**
TOTAL GROSS LOANS	**33,910.4**	**38,832.9**	**37,438.3**	**43,643.2**	**47,585.6**	**45,076.9**
Loan Loss Reserves	3,515.2	3,718.3	3,776.9	3,893.8	4,177.0	4,401.8
TOTAL NET LOANS	**30,395.2**	**35,114.6**	**33,661.4**	**39,749.5**	**43,408.5**	**40,675.1**
Receivables,Sundry Debtors & Adv. Payment	3,934.8	1,438.2	9,249.8	1,677.5	8,794.3	11,254.8
Fixed Assets (net)	432.2	438.2	490.6	539.9	548.9	586.5
Repossessed Assets	24.3	24.0	23.7	19.9	19.6	19.7
Permanent Equity Investments	7,135.0	6,984.4	6,972.3	7,245.0	8,674.8	8,352.7
Deferred Taxes (net)	0.0	18.1	22.0	17.5	12.0	12.0
Other assets,deferred charges & intangible	290.3	301.5	336.9	306.5	465.7	487.9
TOTAL ASSETS	**60,865.5**	**56,980.6**	**67,047.8**	**64,982.0**	**71,910.5**	**82,703.5**

LIABILITIES	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03
DEPOSITS	**23,134.2**	**20,201.2**	**24,263.7**	**29,326.3**	**31,396.7**	**34,889.0**
Demand Deposits	667.1	638.7	620.3	5,830.9	8,008.4	8,670.3
Time Deposits	20,554.0	17,681.5	21,783.2	21,663.0	21,587.3	24,415.6
Bank Bonds	1,913.2	1,881.0	1,860.2	1,832.3	1,800.9	1,803.2
INTERBANK LOANS & OTHER	3,761.9	4,181.5	3,119.3	3,010.8	2,571.5	5,692.7
	3,198.3	**398.8**	**1,122.6**	**877.5**	**545.8**	**58.1**
Repo Operations	3,198.3	71.6	71.4	49.2	70.7	58.1
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	327.2	1,051.2	828.3	475.2	0.0
OTHER ACCOUNTS PAYABLE	**1,535.6**	**3,132.2**	**9,450.8**	**2,345.3**	**7,047.4**	**11,998.5**
Income tax & Employee profit sharing	394.5	744.0	705.5	610.0	372.9	213.9
Other accounts payable	1,141.1	2,388.2	8,745.3	1,735.3	6,674.5	11,784.6
DEFERRED TAXES	371.1	10.3	43.5	177.8	237.9	341.1
DEFERRED CREDITS	29.5	40.3	121.2	120.2	358.4	145.0
TOTAL LIABILITIES	**32,030.6**	**27,964.3**	**38,121.1**	**35,857.8**	**42,157.8**	**53,124.4**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**12,907.1**	**12,918.1**	**12,891.6**	**12,887.1**	**12,848.3**	**12,880.5**
Paid-in Capital	12,087.5	12,097.8	12,071.8	12,066.0	12,028.5	12,057.9
Share Subscription Premium	819.6	820.3	819.8	821.2	819.8	822.6
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**15,888.5**	**16,073.7**	**16,006.9**	**16,209.3**	**16,874.8**	**16,661.8**
Capital Reserves	2,229.8	2,231.7	2,090.8	1,895.3	1,768.6	2,961.7
Retained Earnings	26,617.7	26,640.2	26,624.0	26,668.9	29,281.0	27,650.5
Valuation surplus (Deficit) of available for sale instr	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,370.6)	(1,392.4)	(1,302.6)	(1,167.8)	(1,134.3)	(1,043.4)
Surplus (deficit) from Equity Restatement	(13,821.1)	(13,832.8)	(13,824.4)	(13,847.7)	(13,824.8)	(13,872.2)
Net Income of the period	2,232.7	2,426.9	2,419.2	2,660.5	784.4	965.2
Minority Interest	39.3	24.6	28.2	27.7	29.5	36.8
TOTAL STOCKHOLDERS´ EQUITY	**28,834.9**	**29,016.4**	**28,926.7**	**29,124.2**	**29,752.7**	**29,579.1**
LIABILITIES & STOCKHOLDERS' EQUITY	**60,865.5**	**56,980.6**	**67,047.8**	**64,982.0**	**71,910.5**	**82,703.5**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of June, 2003

CUSTOMER POSITION ACCOUNTS	Jun 03	COMPANY POSITION ACCOUNTS	Jun 03
CUSTOMER CURRENT ACCOUNTS	**(125.2)**	**REGISTRY ACCOUNTS**	**466,105.0**
Customer bank balances	0.1	Guarantees granted	24.6
Custumer transaction liquidations	(125.3)	Assets under trust	127,624.2
Client loans	0.0	Assets under custody or administration	324,609.3
		Irrevocable lines of credit granted	2,118.5
CUSTOMER SECURITIES	**374,919.9**	Shares held in custody	732.3
Assets in custody or under administration	374,574.5	Other contingent obligations	10,996.1
Assets received in guarantee	345.4	**REPO OPERATIONS**	
			(5.3)
TRANSACTIONS ON BEHALF OF CUSTON	**189,953.6**	Receivables on repurchase agreements	81,939.6
Customer Repos	40,556.0	Reporchase agreement creditors	(81,944.9)
Customer Securities Loans	49,906.0		**21.8**
Purchase of Derivatives	99,491.7	Repurchase agreement debtors	65,921.1
		Payables on repurchase agreements	(65,899.2)
TOTAL CUSTOMER POSITION	**564,748.4**	**TOTAL OWN POSITION**	**466,121.6**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2003
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2002	**12,087.3**	**822.6**	**1,898.7**	**26,716.0**	**(13,872.2)**	**(1,169.8)**	**2,665.2**	**27.8**	**29,175.6**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2002 results				2,665.2			(2,665.2)		0.0
Dividend payment				(450.3)					(450.3)
Reserve creation for future aquisition of stocks			1,280.5	(1,280.5)					0.0
Repurchase of stocks	(29.4)		(217.4)						(246.8)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							965.2		965.2
No monetary assets results						126.4			126.4
Minority Interest								9.0	9.0
BALANCE AT JUNE 30, 2003	**12,057.9**	**822.6**	**2,961.7**	**27,650.5**	**(13,872.2)**	**(1,043.4)**	**965.2**	**36.8**	**29,579.1**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2003

(MM PS)

	Jun 03
OPERATING ACTIVITIES	
Net Income	965.2
Subsidiaries' Income	(1,240.2)
Depreciation & Amortization	66.2
Loan Loss Reserves	610.1
Market Related Result	702.5
Deferred taxes	0.0
	1,103.7
Cash increase (decrease) from funding	5,511.0
Cash increase (decrease) from Loan Portfolio	(1,356.5)
Cash increase (decrease) from Trading Operation	(4,428.9)
Cash increase (decrease) from Derivative Financial Instruments	(947.1)
Cash increase (decrease) in Accounts Payable-Recivable	(443.4)
Banking Loans & Other Financial Institutions	2,676.5
	1,011.6
Cash flow from operating activities	**2,115.3**
Financing Activities	
Increase (decrease) of Stocholders' Equity	(246.8)
Dividend payment	(450.3)
Cash Flow From Financing Activities	**(697.1)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(111.9)
Decrease of deferred loans	
Decrease on personnel loans	-
Cash Flow From Investment Activities	**(111.9)**
Net Increase in Cash	**1,306.2**
Cash at beginning of the period	**6,360.2**
Cash at end of period	**7,666.5**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of June, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	Acumulated JUN '03	Acumulated JUN '02
Interest Income	1,411.6	1,803.7	1,688.5	2,004.0	2,255.8	1,858.2	4,114.0	3,215.3
Interest Expense	898.7	842.3	842.2	1,006.1	1,454.2	1,224.7	2,678.9	1,740.9
Monetary Position	(132.5)	(217.9)	(164.5)	(261.8)	(107.3)	(33.9)	(141.2)	(350.4)
Financial Margin	**380.5**	**743.5**	**681.9**	**736.1**	**694.4**	**599.6**	**1,294.0**	**1,124.0**
Loan Loss Provisions	718.7	52.3	39.9	129.8	302.9	307.2	610.1	771.0
Risk Adjusted Net Interest Income	**(338.3)**	**691.2**	**642.0**	**606.3**	**391.5**	**292.4**	**683.9**	**352.9**
Comissions and Fees	118.4	51.4	84.1	139.7	157.5	312.3	469.8	169.8
Market-Related Income	797.4	(323.7)	(323.1)	(259.0)	82.5	(704.0)	(621.5)	473.7
Operating Revenues	**577.6**	**418.9**	**403.0**	**487.0**	**631.5**	**(99.3)**	**532.2**	**996.4**
Non-Interest Expense	220.3	219.7	252.9	307.6	251.4	282.0	533.4	440.0
Operating Income	**357.3**	**199.2**	**150.1**	**179.3**	**380.1**	**(381.3)**	**(1.2)**	**556.4**
Other Income (Expenses)	(57.2)	(76.4)	(114.6)	(119.8)	(133.4)	4.3	(129.1)	(133.6)
Earnings Before Taxes	**300.1**	**122.8**	**35.5**	**59.5**	**246.7**	**(377.0)**	**(130.3)**	**422.8**
Incurred Income Tax & Profit Sharing	35.9	334.8	(14.5)	(110.8)	107.9	(3.7)	104.2	370.7
Deferred Income Tax	(1,652.9)	1,451.4	46.5	126.2	62.8	104.2	167.0	(201.5)
Net Income Before Subsidiaries' Net Inc	**1,917.1**	**(1,663.4)**	**3.4**	**44.1**	**76.0**	**(477.4)**	**(401.5)**	**253.7**
Subsidiaries' Net Income	62.0	62.6	6.2	(62.2)	368.8	34.3	403.2	124.6
Continous Operations' Net Income	**1,979.1**	**(1,600.8)**	**9.6**	**(18.2)**	**444.8**	**(443.1)**	**1.7**	**378.3**
Discontinued Operations & Extraordinary It	0.0	1,818.8	(1.1)	3.1	0.0	0.0	0.0	1,818.8
Minority Interest	(2.7)	(0.3)	(1.5)	(1.5)	(2.0)	(7.2)	(9.1)	(3.0)
Net Income	**1,976.4**	**217.7**	**6.9**	**(16.6)**	**442.8**	**(450.3)**	**(7.5)**	**2,194.1**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant Ps. as of June, 2003)

Assets	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Cash & Due From Banks	**5,018.6**	**5,693.8**	**7,864.2**	**6,349.0**	**4,147.5**	**7,666.4**
Financial Instruments	**12,095.9**	**5,517.5**	**6,704.6**	**7,620.8**	**4,477.3**	**11,328.1**
Negotiable	11,985.9	5,421.9	6,609.2	7,526.9	4,385.6	11,220.4
For Sale	1.9	1.9	1.9	1.9	1.9	1.8
Held to Maturity	108.1	93.7	93.4	92.0	89.8	105.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**203.6**	**26.7**	**0.6**	**14.0**	**43.2**	**127.8**
Repo Operations	10.5	26.7	0.6	14.0	43.2	22.3
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	193.0	0.0	0.0	0.0	0.0	105.5
LOANS	**34,042.2**	**38,325.2**	**36,665.6**	**42,965.5**	**46,879.5**	**44,944.0**
Commercial	32,503.2	34,381.3	33,620.4	39,742.2	42,918.2	40,534.7
Interbank	824.7	3,428.3	2,747.1	3,060.4	3,866.2	4,325.6
Consumer	1.5	2.7	4.5	6.5	7.5	9.1
Housing	662.8	512.9	293.5	156.2	87.5	74.4
Federal Government	50.0	0.1	0.1	0.1	0.2	0.2
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**307.9**	**934.2**	**826.4**	**744.0**	**761.7**	**200.6**
Total Gross Loans	**34,350.1**	**39,259.4**	**37,492.0**	**43,709.5**	**47,641.2**	**45,144.6**
Preventive Provision for Credit Risks	**(3,515.2)**	**(3,718.3)**	**(3,776.9)**	**(3,893.8)**	**(4,177.0)**	**(4,401.8)**
Total Net Loans	**30,834.9**	**35,541.0**	**33,715.1**	**39,815.7**	**43,464.2**	**40,742.8**
Receivables,Sundry Debtors & Adv. Payments	3,906.5	1,389.8	9,189.4	1,606.0	8,773.9	9,636.1
Fixed Assets (net)	365.9	361.1	373.7	412.3	416.6	443.8
Repossessed Property	24.3	24.0	23.7	19.9	19.6	19.7
Permanent Equity Investments	3,303.3	3,234.2	3,282.2	3,283.7	4,406.4	2,602.2
Deferred taxes (net)	0.0	18.1	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	222.5	208.6	224.7	190.3	401.6	398.9
TOTAL ASSETS	55,975.5	52,014.9	61,378.3	59,311.6	66,150.3	72,965.9

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Deposits	**23,137.3**	**20,203.1**	**24,265.0**	**29,353.1**	**31,411.7**	**35,238.0**
Demand Deposits	670.1	640.6	622.6	5,857.8	8,023.4	8,693.8
Time Deposits	20,554.0	17,681.5	21,782.1	21,663.0	21,587.3	24,741.1
Bank Bonds	1,913.2	1,881.0	1,860.2	1,832.3	1,800.9	1,803.2
Interbank Loans & Other	3,761.9	4,177.9	3,119.3	3,010.7	2,571.4	5,692.7
Repo Operations	0.0	4.4	3.2	6.6	34.6	6.0
Credit Related Operations	3,167.1	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	327.2	1,051.2	828.3	475.2	0.0
Other Accounts Payable	1,097.9	2,330.0	8,692.7	1,677.4	6,627.2	11,725.0
Income Tax & Employee Profit Sharing	289.7	583.9	528.5	419.9	293.6	114.3
Deferred Taxes	344.8	0.0	35.0	149.8	210.6	311.0
Deferred Credits	29.5	40.3	103.3	120.2	358.4	145.0
TOTAL LIABILITIES	**31,828.1**	**27,667.0**	**37,798.3**	**35,566.1**	**41,982.6**	**53,232.1**
SUSCRIBED CAPITAL	**12,784.1**	**12,794.9**	**12,787.1**	**12,808.6**	**12,787.5**	**12,831.3**
Paid-in Capital	12,784.1	12,794.9	12,787.1	12,808.6	12,787.5	12,831.3
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**11,363.3**	**11,553.0**	**10,793.0**	**10,936.9**	**11,380.2**	**6,902.6**
Capital Reserves	3,688.9	3,806.4	3,804.1	3,810.5	3,804.2	4,032.5
Retained Earnings	14,522.1	14,432.3	13,572.8	13,595.7	15,754.0	11,498.5
Income of Changes on Accounting Principles	(188.9)	(222.6)	(134.4)	9.7	26.5	48.8
Available for Sale	0.0	0.0	0.0	(0.0)	(0.0)	0.0
Surplus (deficit) from equity restatement	(8,674.4)	(8,681.7)	(8,676.4)	(8,691.0)	(8,676.7)	(8,706.4)
Net income of the period	1,976.4	2,194.1	2,201.0	2,184.4	442.8	(7.5)
Minority Interest	39.1	24.5	26.0	27.6	29.4	36.7
Total Stockholders´ Equity	**24,147.4**	**24,347.9**	**23,580.1**	**23,745.6**	**24,167.7**	**19,733.9**
LIABILITIES & STOCKHOLDERS´ EQUITY	**55,975.5**	**52,014.9**	**61,378.3**	**59,311.6**	**66,150.3**	**72,965.9**

MEMORANDUM ACCOUNTS

MM Constant Ps. as of June, 2003	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Guarantees Granted	75.8	65.6	47.0	45.3	26.9	24.6
Other Contingent Obligations	9,787.1	9,539.9	9,372.4	9,104.3	10,519.3	10,996.1
Irrevocable Lines of Credit Granted	120.7	907.1	1,404.4	2,159.0	2,171.4	2,118.5
Goods in Trust or Mandate	106,594.3	123,578.4	120,520.4	123,818.8	126,213.6	127,624.2
Investment Banking Operations on Behalf of Thi	773.8	764.3	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	322,256.7	270,970.4	265,310.3	301,723.5	287,949.1	324,175.5
Loan Portfolio Clasification	35,679.1	40,266.5	39,068.0	46,072.1	49,871.0	49,906.0
Amounts Contracted in Derivative Instruments	23,018.9	43,776.8	57,304.2	76,499.3	83,920.6	99,491.7
	498,306.5	**489,869.0**	**493,026.6**	**559,422.3**	**560,672.0**	**614,336.6**
Receivables on Repurchase Agreements	17,803.9	31,886.1	23,362.4	21,291.5	35,812.7	41,383.6
Repurchase Agreement Creditors	17,796.4	31,859.3	23,361.7	21,277.5	35,847.3	41,389.6
Net	**7.5**	**26.7**	**0.6**	**14.0**	**(34.6)**	**(6.0)**
Repurchase Agreement Debtors	3,120.2	18,575.1	10,092.5	10,439.4	14,841.5	25,365.6
Payables on Repurchase Agreements	3,117.2	18,579.5	10,095.6	10,446.0	14,798.4	25,343.2
Net	**3.0**	**(4.4)**	**(3.2)**	**(6.6)**	**43.2**	**22.3**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2003
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2002	**12,831.3**	**0.0**	**3,817.2**	**13,619.7**	**(8,706.4)**	**9.8**	**2,188.2**	**27.7**	**23,787.5**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2002 results				2,188.2			(2,188.2)	(27.7)	(27.7)
Reserves creation			215.2	(215.2)					0.0
Dividens Payment				(4,094.2)					(4,094.2)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							(7.5)		(7.5)
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						39.1			39.1
Minority Interest								36.7	36.7
BALANCE AT JUNE 30. 2003	**12,831.3**	**-**	**4,032.5**	**11,498.5**	**(8,706.4)**	**48.8**	**(7.5)**	**36.7**	**19,733.9**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2003

(MM PS)

	Jun-03
OPERATING ACTIVITIES	
Net Income	(7.5)
Subsidiaries' Income	(403.2)
Depreciation & Amortization	47.9
Loan Loss Reserves	609.3
Market Related Result	866.2
Payable Taxes	104.2
Deferred taxes	167.0
	1,383.8
Cash increase (decrease) from funding	5,833.1
Cash increase (decrease) from Loan Portfolio	(1,466.0)
Decrease or Increase in treasury transactions	(4,150.9)
Cash increase (decrease) from Derivative Financial Instruments	765.7
Banking Loans & Other Financial Institutions	2,676.6
Payable Taxes	202.1
Deferred Taxes	57.6
	3,918.3
Cash flow from operating activities	**5,302.2**
Financing Activities	
Dividends Payment	(4,094.2)
Cash Flow From Financing Activities	**(4,094.2)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(1,051.3)
Buy(sell) of fixed assets	(64.3)
Receivables,Sundry Debtors & Adv. Payments	(8,027.3)
Deferred Charges	(215.5)
Repossessed Property	0.3
Deferred Credits	24.6
Other Accounts Payable	9,431.9
Cash Flow From Investment Activities	**98.3**
Net Increase in Cash	**1,306.2**
Cash at beginning of the period	**6,360.2**
Cash at end of period	**7,666.4**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of June, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	Acumulated JUN' 03	Acumulated JUN' 02
Earnings from Investment Sales	0.1	0.1	(18.5)	0.6	0.9	1.0	1.9	0.2
Asset Management Income	50.2	41.7	38.0	35.7	35.3	38.4	73.7	91.9
Earnings form Interest	0.0	(0.0)	0.0	0.0	0.0	0.7	0.7	0.0
Unrealized Gain on Portfolio Valuation	3.6	2.2	22.9	3.1	15.2	(6.0)	9.2	5.8
Total Earnings	**53.9**	**44.1**	**42.4**	**39.4**	**51.4**	**34.1**	**85.5**	**98.0**
General Expenses	14.6	14.2	13.5	2.2	1.7	2.0	3.7	28.8
Total expenses	**14.6**	**14.2**	**13.5**	**2.2**	**1.7**	**2.0**	**3.7**	**28.8**
Earnings Before Taxes	**39.4**	**29.8**	**28.9**	**37.2**	**49.7**	**32.1**	**81.8**	**69.2**
Incurred Income Tax & Profit Sharing	(22.1)	3.1	9.8	17.1	17.3	17.3	34.6	(19.1)
Net Income Before Deferred Accounts	**61.5**	**26.8**	**19.1**	**20.1**	**32.4**	**14.8**	**47.2**	**88.2**
Earnings from subsidiaries	11.5	(23.9)	(6.3)	9.2	5.8	32.8	38.6	(12.5)
Unadjusted for monetary position resu	**72.9**	**2.8**	**12.8**	**29.3**	**38.2**	**47.6**	**85.8**	**75.8**
Monetary position	**(3.3)**	**(5.0)**	**(4.5)**	**(7.2)**	**(4.7)**	**(1.6)**	**(6.3)**	**(8.3)**
Net income result actualization	0.1	1.0	0.9	1.8	0.1	0.0	0.1	1.0
Net income	**69.7**	**(1.2)**	**9.2**	**23.9**	**33.6**	**46.1**	**79.7**	**68.5**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of June, 2003)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	546.1	546.5	144.1	168.1	212.3	44.4
Sundry Debtors	17.7	13.4	12.6	12.8	18.8	30.5
Permanent investments	260.2	233.3	223.9	229.1	231.9	264.9
Receivable Taxes	0.0	26.6	61.4	68.0	12.0	12.0
TOTAL ASSETS	**824.1**	**819.8**	**442.0**	**478.0**	**475.1**	**351.9**
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	434.6	417.5	0.0	0.0	0.4	0.1
Payable Taxes	11.3	24.9	37.6	49.5	13.2	26.3
Deferred Income Tax	-0.3	-0.1	17.9	17.6	17.7	8.8
TOTAL LIABILITIES	**445.6**	**442.3**	**55.5**	**67.1**	**31.2**	**35.2**
STOCKHOLDERS' EQUITY						
Stockholders' Equity	19.8	19.9	19.8	19.9	19.8	19.9
Legal Reserve	3.7	3.7	3.7	3.7	3.7	3.7
Retained Earnings	330.1	330.4	330.2	330.7	431.6	258.5
Surplus (deficit) from equity restatement	(44.8)	(44.9)	(44.8)	(44.9)	(44.8)	(45.0)
Net income	69.7	68.5	77.7	101.6	33.6	79.7
TOTAL STOCKHOLDERS' EQUITY	**378.5**	**377.6**	**386.6**	**411.0**	**443.9**	**316.7**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**824.1**	**819.8**	**442.0**	**478.0**	**475.1**	**351.9**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of June, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	Acumulated JUN´ 03	JUN´ 02
Commisions & Tariffs	77.5	137.4	59.6	33.2	37.7	78.8	116.5	214.9
Earnings From Services	**77.5**	**137.4**	**59.6**	**33.2**	**37.7**	**78.8**	**116.5**	**214.9**
Income from sale of securities	68.7	14.4	18.4	32.6	127.2	17.1	144.3	83.1
Interest Income	(4.7)	(0.8)	2.4	0.1	2.1	0.5	2.6	(5.6)
Interest Expense	(46.5)	4.6	1.7	(4.0)	(105.5)	2.3	(103.2)	(41.9)
Unrealized gain on Portfolio Valuation	22.3	(23.1)	4.3	4.0	(3.8)	39.0	35.2	(0.8)
Monetary Position	(6.6)	(8.8)	(8.6)	(13.3)	(7.6)	(2.1)	(9.7)	(15.5)
Financial Margin	**33.1**	**(13.7)**	**18.1**	**19.4**	**12.4**	**56.8**	**69.3**	**19.4**
Operating Income	**110.7**	**123.6**	**77.7**	**52.6**	**50.2**	**135.6**	**185.8**	**234.3**
General Expenses	35.0	54.8	44.6	120.5	36.4	41.1	77.4	89.8
Operating Margin	**75.6**	**68.9**	**33.1**	**(67.9)**	**13.8**	**94.5**	**108.3**	**144.5**
Other Expenses (Income)	0.0	(0.2)	(0.2)	(0.4)	(0.6)	(0.7)	(1.4)	(0.2)
Net Income Before Income Tax & Profit Sha	**75.6**	**69.1**	**33.3**	**(67.5)**	**14.4**	**95.3**	**109.7**	**144.6**
Incurred Income Tax & Profit Sharing	24.7	46.6	12.1	(29.2)	6.9	20.1	26.9	71.2
Deffered Income Tax	10.7	(10.4)	1.2	(0.9)	(0.6)	12.4	11.8	0.3
Net Income Before Subsidiaries' Net Income	**40.2**	**32.9**	**19.9**	**(37.4)**	**8.2**	**62.8**	**71.0**	**73.1**
Subsidiaries' Net Income	0.8	0.8	1.2	1.4	1.0	1.7	2.8	1.6
Net Income	**41.0**	**33.7**	**21.1**	**(36.0)**	**9.2**	**64.6**	**73.8**	**74.8**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of June, 2003)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Cash & Banks	**0.2**	**0.1**	**0.1**	**0.6**	**0.0**	**1.0**
FINANCIAL INSTRUMENTS	**735.3**	**790.5**	**797.1**	**753.1**	**724.3**	**732.2**
Negotiable	735.3	790.5	797.1	753.1	724.3	732.2
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**31.3**	**67.2**	**68.5**	**42.7**	**35.2**	**52.3**
Repo Operations	31.3	67.2	68.5	42.7	35.2	52.3
Other accounts receivable	6.9	4.6	4.6	6.5	5.4	2.9
Fixed assets,net	34.1	33.4	35.6	34.9	39.9	41.2
Permanent equity investments	40.5	39.3	39.3	38.8	39.7	39.4
Other Assets	61.6	85.1	99.8	101.6	50.1	58.7
TOTAL ASSETS	**909.9**	**1,020.4**	**1,044.9**	**978.2**	**894.6**	**927.8**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**31.2**	**67.2**	**68.3**	**42.6**	**36.0**	**52.0**
Repo Operations	31.2	67.2	68.3	42.6	36.0	52.0
Other Account Payable	**126.1**	**180.9**	**183.8**	**178.6**	**94.4**	**111.3**
Income Tax & Employee profit sharing provision	92.8	134.7	138.1	138.7	65.6	72.5
Sundry creditors & other accounts payable	33.2	46.2	45.7	40.0	28.8	38.7
Deferred taxes	25.7	9.7	10.8	9.7	8.9	21.3
Total Liabilities	**183.1**	**257.8**	**262.9**	**230.9**	**139.4**	**184.6**
STOCKHOLDERS' EQUITY						
Suscribed capital	**426.4**	**484.4**	**484.0**	**484.8**	**483.9**	**510.4**
Paid-in capital	426.4	484.4	484.0	484.8	483.9	510.4
Earned Capital	**300.4**	**278.2**	**298.0**	**262.5**	**271.3**	**232.7**
Capital reserves	48.4	50.6	50.5	50.6	50.5	53.6
Retained earnings	400.1	340.6	340.3	340.9	400.0	293.6
Valuation effect in assoc. & affiliated companies	28.8	30.4	29.3	29.6	29.5	30.2
Surplus (deficit) of equity restatement	(218.0)	(218.2)	(218.0)	(218.3)	(217.9)	(218.5)
Net icome	41.0	74.8	95.9	59.8	9.2	73.8
Stockholders' Equity	**726.8**	**762.6**	**782.1**	**747.3**	**755.2**	**743.1**
Total Liabilities & Stockholders´ Equity	**909.9**	**1,020.4**	**1,044.9**	**978.2**	**894.6**	**927.8**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of June, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	Acumulated JUN' 03	JUN' 02
Premiums written	2,852.7	4,004.7	4,640.1	6,283.8	1,456.6	2,074.3	3,530.9	6,857.5
Premiums ceded	67.3	250.8	291.9	698.0	142.3	675.6	817.9	318.2
Retained Premiums	**2,785.4**	**3,753.9**	**4,348.1**	**5,585.8**	**1,314.3**	**1,398.8**	**2,713.0**	**6,539.3**
Increased in reserve for unearned premiums	**1,156.4**	**1,522.6**	**1,724.5**	**(2,479.3)**	**68.2**	**188.6**	**256.8**	**2,679.0**
Retained earned premiums	**1,628.9**	**2,231.3**	**2,623.7**	**8,065.2**	**1,246.1**	**1,210.2**	**2,456.2**	**3,860.3**
Net Acquisition Cost	**350.7**	**370.7**	**294.1**	**313.4**	**296.2**	**309.7**	**605.9**	**721.3**
Commisions to agents	134.4	172.6	153.8	213.9	130.2	184.2	314.4	307.0
Additional compensation to agents	46.3	55.0	43.4	62.8	54.9	61.7	116.5	101.2
Commisions for re-insurance taken	0.2	(0.0)	2.4	0.1	0.1	0.0	0.1	0.2
Commisions for re-insurance given	(16.9)	(57.3)	(50.4)	(124.8)	(25.4)	(90.5)	(115.9)	(74.2)
Coverage on losses excess	20.7	30.9	37.0	40.8	33.8	33.9	67.6	51.6
Others	166.1	169.5	107.9	120.6	102.7	120.4	223.1	335.5
Net cost of claims and contractual obligations	**1,207.9**	**1,817.3**	**2,455.9**	**7,831.6**	**717.2**	**871.2**	**1,588.3**	**3,025.3**
Claims and other contractual obligations	1,242.3	1,822.2	2,488.2	7,839.0	754.0	873.1	1,627.1	3,064.4
Claims recovered from re-insurance	34.3	4.8	32.3	7.4	36.8	2.0	38.8	39.2
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**70.4**	**43.3**	**(126.3)**	**(79.8)**	**232.7**	**29.3**	**261.9**	**113.7**
Net Increase in other technical reserve	**109.6**	**128.0**	**47.0**	**(154.2)**	**(48.5)**	**17.7**	**(30.9)**	**237.6**
Catastrophic risks reserves	98.5	113.1	(35.4)	(78.7)	(44.9)	17.4	(27.5)	211.6
Preventions reserves	6.1	(16.0)	(4.7)	(98.4)	(3.6)	0.2	(3.4)	(9.9)
Contingency claim reserves	0.0	24.5	2.0	2.4	(0.0)	0.0	0.0	24.5
Other reserves	5.0	6.4	85.2	20.5	(0.0)	0.1	0.1	11.4
Gross profit	**(39.2)**	**(84.7)**	**(173.4)**	**74.4**	**281.2**	**11.6**	**292.8**	**(123.9)**
Net operating expenses	**161.9**	**154.4**	**150.9**	**173.1**	**152.5**	**168.4**	**321.0**	**316.3**
Administrative and operating expenses	5.4	15.1	6.6	20.1	(12.6)	(8.7)	(21.3)	20.5
Personnel expenses	137.0	118.5	123.7	132.3	154.8	162.6	317.4	255.4
Depreciation and amortization	19.6	20.8	20.6	20.8	10.3	14.5	24.8	40.4
Operating Profits	**(201.2)**	**(239.0)**	**(324.3)**	**(98.7)**	**128.7**	**(156.8)**	**(28.2)**	**(440.2)**
Net Financial Income	**385.4**	**143.4**	**299.3**	**520.6**	**47.2**	**426.6**	**473.8**	**528.8**
On investments	295.7	341.9	375.8	425.0	130.9	135.6	266.6	637.6
Investments sales	4.5	2.1	26.9	(31.8)	21.9	7.4	29.2	6.5
Investments revaluation	294.9	(3.3)	147.7	461.4	(27.6)	276.2	248.6	291.6
Charges on premiums	19.7	17.9	17.6	18.2	17.9	19.2	37.1	37.6
Others	1.1	3.0	(2.5)	2.2	(0.0)	0.7	0.7	4.1
Forex	1.7	12.4	(3.7)	13.9	5.0	(17.1)	(12.1)	14.1
REPOMO	(232.2)	(230.6)	(262.5)	(368.5)	(100.8)	4.6	(96.3)	(462.8)
Income before income taxes & employee profit sh	**184.2**	**(95.6)**	**(25.0)**	**421.8**	**175.9**	**269.8**	**445.6**	**88.6**
Provision for income tax	38.6	(21.5)	10.1	111.7	80.7	104.3	185.0	17.1
Provision for employee profit sharing	11.5	(0.2)	2.6	33.9	26.0	32.1	58.0	11.4
Subsidiaries results	14.2	10.9	(34.9)	(19.1)	16.2	22.0	38.2	25.1
Net income	**148.2**	**(63.0)**	**(72.6)**	**257.1**	**85.3**	**155.4**	**240.8**	**85.2**

SEGUROS INBURSA

BALANCE SHEET ***Including Monetary Adjustments (MM Constant Ps. as of June, 2003)***

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Investments	**20,893.3**	**22,724.7**	**25,019.8**	**22,189.8**	**9,791.4**	**10,351.8**
Securities	**19,699.0**	**21,463.4**	**23,747.1**	**20,881.0**	**8,559.9**	**8,901.2**
Government	11,798.3	12,804.6	14,399.4	11,571.2	4,470.7	5,020.3
Private companies	5,898.6	6,530.4	7,335.9	6,859.5	3,500.6	3,089.2
Debt Instruments	4,440.7	4,799.7	5,582.6	5,199.3	2,339.5	1,825.3
Equities	1,457.8	1,730.7	1,753.3	1,660.3	1,161.1	1,263.9
Net unrealized gain on valuation	1,846.8	1,829.0	1,835.8	2,127.2	529.8	753.3
Interest debtors	155.3	299.3	176.1	323.0	58.8	38.4
Loans	**329.5**	**398.3**	**409.1**	**447.0**	**384.0**	**604.9**
On policies	130.1	124.8	122.2	120.8	118.0	119.8
Secured	194.0	265.5	265.1	263.0	259.7	482.5
Unsecured	4.8	6.8	20.1	60.8	4.2	2.7
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.7	1.2	1.7	2.4	2.6	0.9
Allowance for write-offs	(0.1)	(0.0)	(0.0)	0.0	(0.5)	(1.0)
Real estate	**864.8**	**863.0**	**863.5**	**861.8**	**847.5**	**845.8**
Real estate	61.1	60.3	61.7	60.7	59.8	59.8
Net unrealized gain on valuation	840.8	841.5	842.3	843.3	831.5	831.5
Depreciation	(37.0)	(38.8)	(40.5)	(42.2)	(43.8)	(45.5)
Investments for labor obligations	470.0	442.3	438.7	444.5	437.0	461.2
Current assets	**(33.8)**	**16.3**	**0.5**	**62.6**	**55.3**	**103.5**
Cash and banks	(33.8)	16.3	0.5	62.6	55.3	103.5
Debtors	**1,705.8**	**1,810.3**	**1,777.5**	**2,558.4**	**1,999.9**	**2,370.4**
Premium debtors	1,561.3	1,691.8	1,660.4	2,440.4	1,880.8	2,248.7
Agents and adjusters	0.4	2.7	3.1	5.8	3.9	3.6
Notes receivable	39.3	40.5	41.4	31.7	31.4	34.6
Employee loans	51.1	49.0	47.4	43.2	55.4	55.3
Other	67.9	40.3	38.9	53.1	43.9	43.8
Allowance for write-offs	(14.1)	(14.0)	(13.8)	(15.9)	(15.6)	(15.6)
Reinsurers and rebonders	**784.5**	**553.0**	**813.1**	**926.4**	**1,045.0**	**779.4**
Insurance and bonding companies	92.5	70.3	122.2	128.6	207.1	115.9
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	671.6	466.1	668.1	775.6	816.5	647.4
Reinsurens share of unearned premiums	20.0	16.1	22.3	21.7	21.0	15.7
Other assets	**560.6**	**501.1**	**500.4**	**483.4**	**333.6**	**218.1**
Furniture and equipment (net)	91.6	91.1	86.1	81.8	77.9	74.4
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	468.6	409.5	413.9	401.1	255.3	143.3
Total assets	**24,380.4**	**26,047.7**	**28,550.0**	**26,665.1**	**13,662.1**	**14,284.5**

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Technical reserves	**19,927.9**	**21,541.3**	**23,684.4**	**21,307.7**	**10,102.9**	**10,209.6**
Unearned premiums	**14,306.7**	**15,859.4**	**17,587.9**	**15,092.0**	**4,300.8**	**4,463.1**
Life	12,574.4	14,233.7	15,952.8	13,306.2	2,494.0	2,744.3
Accident and health	1,725.0	1,618.4	1,627.6	1,778.4	1,799.3	1,711.3
Current bonds	7.3	7.4	7.5	7.4	7.5	7.5
Contractual obligations	**2,772.3**	**2,657.3**	**3,077.6**	**3,275.2**	**3,311.2**	**3,254.9**
Losses and maturities	1,043.6	1,089.0	1,271.1	1,226.6	1,333.0	1,316.0
Reserve for incurred but not reported losses	1,006.2	923.9	1,174.5	1,293.0	1,322.0	1,267.7
Policy dividends	189.0	108.4	103.1	233.0	133.9	155.3
Managed insurance funds	512.7	511.9	510.4	503.7	501.8	498.1
Deposits premiums	20.9	24.1	18.6	18.8	20.4	17.9
Prevision	**2,848.9**	**3,024.5**	**3,018.9**	**2,940.5**	**2,491.0**	**2,491.6**
Prevision	589.8	388.5	384.9	284.3	281.9	280.8
Catastrophic	2,169.0	2,326.3	2,303.0	2,235.9	2,206.8	2,208.4
Contingency	2.2	215.5	217.4	219.8	2.2	2.2
Specials	87.8	94.2	113.6	200.5	0.1	0.2
Provision for labor obligations at retirement	**464.3**	**439.3**	**430.4**	**439.4**	**434.4**	**460.2**
Creditors	**199.9**	**211.5**	**544.2**	**263.8**	**211.4**	**204.6**
Agents and adjusters	164.0	172.6	189.5	211.1	175.5	162.0
Managed loss funds	1.0	1.0	3.4	4.3	5.8	6.4
Sundry	34.9	37.9	351.3	48.4	30.1	36.1
Reinsurers and rebonders	**83.8**	**223.4**	**221.5**	**563.9**	**335.0**	**657.1**
Insurance and bonding companies	83.2	222.7	220.9	563.3	334.4	656.5
Retained deposits	0.6	0.7	0.6	0.6	0.6	0.6
Other liabilities	**484.2**	**473.1**	**583.0**	**749.4**	**771.0**	**788.0**
Provision for employee profit sharing	19.8	25.5	82.2	179.9	279.4	157.0
Other liabilities	275.8	293.4	390.6	410.2	349.8	382.2
Deferred credits	188.6	154.2	110.2	159.2	141.7	248.9
Total liabilities	**21,160.1**	**22,888.6**	**25,463.7**	**23,324.2**	**11,854.7**	**12,319.5**
Stockholders' equity						
Paid in capital	**2,087.6**	**2,087.6**	**2,087.6**	**2,087.6**	**885.2**	**885.2**
Capital stock	2,087.6	2,087.6	2,087.6	2,087.6	885.2	885.2
(-)Unsubscribed capital	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**1,685.2**	**1,987.1**	**1,887.5**	**1,726.2**	**1,588.8**	**1,696.3**
legal	85.2	97.0	97.0	97.0	97.0	107.8
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,600.0	1,890.1	1,790.5	1,629.1	1,491.8	1,588.5
Unrealized gain on valuation of real estate	1.6	3.8	4.0	1.9	1.9	2.8
Subsidiaries	3.8	12.1	12.1	12.1	(43.9)	(38.8)
Retained earnings	2,918.1	2,607.9	2,707.5	2,868.8	482.7	351.2
Net income	148.2	85.2	12.6	269.8	85.3	240.8
Excess (insufficient) on Stockholders' actualiz	(3,624.2)	(3,624.6)	(3,625.0)	(3,625.4)	(1,192.7)	(1,172.4)
Total stockholders' equity	**3,220.3**	**3,159.1**	**3,086.3**	**3,340.9**	**1,807.4**	**1,965.1**
Total liabilities and stockholders' equity	**24,380.4**	**26,047.7**	**28,550.0**	**26,665.1**	**13,662.1**	**14,284.5**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments — **Acumulated**

(MM Constant Ps. as of June, 2003)	1Q03	2Q03	JUN´ 03
Premiums written	151.0	178.1	329.1
Premiums ceded	0.0	0.0	0.0
Retained Premiums	**151.0**	**178.1**	**329.1**
Increased in reserve for unearned premiums	**62.7**	**147.9**	**210.6**
Retained earned premiums	**88.3**	**30.2**	**118.5**
Net Acquisition Cost	**20.6**	**26.8**	**47.4**
Commisions to agents	1.1	0.1	1.2
Additional compensation to agents	1.0	0.0	1.0
Commisions for re-insurance taken	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0
Others	18.5	26.7	45.2
Net cost of claims and contractual obligations	**159.2**	**164.3**	**323.5**
Claims and other contractual obligations	159.2	164.3	323.5
Claims recovered from re-insurance	0.0	0.0	0.0
Other claims	0.0	0.0	0.0
Technical Income	**(91.6)**	**(160.9)**	**(252.4)**
Net Increase in other technical reserve	**17.5**	**18.7**	**36.2**
Catastrophic risks reserves	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0
Contingency claim reserves	0.9	2.6	3.5
Other reserves	16.6	16.1	32.7
Gross profit	**(109.1)**	**(179.6)**	**(288.7)**
Net operating expenses	**(62.3)**	**87.7**	**25.4**
Administrative and operating expenses	(74.5)	83.0	8.6
Personnel expenses	3.8	(0.0)	3.8
Depreciation and amortization	8.4	4.7	13.0
Operating Profits	**(46.8)**	**(267.2)**	**(314.1)**
Net Financial Income	**177.0**	**292.2**	**469.2**
On investments	214.9	214.8	429.7
Investments sales	(0.6)	0.3	(0.2)
Investments revaluation	121.3	68.4	189.7
Charges on premiums	0.0	0.0	·0.0
Others	0.0	0.0	0.0
Forex	0.0	0.0	0.0
REPOMO	(158.6)	8.7	(149.9)
Income before income taxes & employee profit sh	**130.2**	**24.9**	**155.1**
Provision for income tax	28.5	9.2	37.7
Provision for employee profit sharing	0.1	(0.0)	0.1
Subsidiaries results	89.9	311.7	401.5
Net income	**191.5**	**327.4**	**518.9**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of June, 2003)

ASSETS	1Q03	2Q03
Investments	**13,068.4**	**14,467.7**
Securities	**13,068.4**	**14,467.7**
Government	7,885.6	7,923.4
Private companies	3,283.6	3,685.6
Debt Instruments	2,678.2	2,675.1
Equities	605.4	1,010.5
Net unrealized gain on valuation	1,775.0	2,591.9
Interest debtors	124.1	266.7
Loans	**0.0**	**0.0**
On policies	0.0	0.0
Secured	0.0	0.0
Unsecured	0.0	0.0
Discounts and rediscounts	0.0	0.0
Past due loans	0.0	0.0
Interest debtors	0.0	0.0
Allowance for write-offs	0.0	0.0
Real estate	**0.0**	**0.0**
Real estate	0.0	0.0
Net unrealized gain on valuation	0.0	0.0
Depreciation	0.0	0.0
Investments for labor obligations	0.0	0.0
Current assets	**0.6**	**4.3**
Cash and banks	0.6	4.3
Debtors	**13.4**	**11.2**
Premium debtors	10.4	9.9
Agents and adjusters	(0.1)	(0.1)
Notes receivable	0.2	0.2
Employee loans	0.0	0.0
Other	2.9	1.2
Allowance for write-offs	(0.1)	(0.1)
Reinsurers and rebonders	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0
Retained deposits	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0
Other assets	**192.7**	**185.7**
Furniture and equipment (net)	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0
Sundry	192.7	185.7
Total assets	**13,275.0**	**14,668.9**

LIABILITIES	1Q03	2Q03
Technical reserves	**11,380.8**	**11,529.6**
Unearned premiums	**10,926.9**	**11,056.8**
Life	10,926.9	11,056.8
Accident and health	0.0	0.0
Current bonds	0.0	0.0
Contractual obligations	**38.1**	**48.9**
Losses and maturities	34.7	46.8
Reserve for incurred but not reported losses	0.0	0.0
Policy dividends	0.0	0.0
Managed insurance funds	0.0	0.0
Deposits premiums	3.4	2.1
Prevision	**415.8**	**423.9**
Prevision	0.0	0.0
Catastrophic	0.0	0.0
Contingency	218.5	221.1
Specials	197.3	202.8
Provision for labor obligations at retireme	**0.0**	**0.0**
Creditors	**6.0**	**7.6**
Agents and adjusters	0.0	0.0
Managed loss funds	0.0	0.0
Sundry	5.9	7.6
Reinsurers and rebonders	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0
Retained deposits	0.0	0.0
Other liabilities	**69.0**	**67.8**
Provision for employee profit sharing	49.2	37.1
Other liabilities	19.8	30.3
Deferred credits	0.0	0.4
Total liabilities	**11,455.8**	**11,605.0**
Stockholders' equity		
Paid in capital	**1,202.3**	**2,042.3**
Capital stock	2,041.7	2,042.3
(-)Unsubscribed capital	839.4	0.0
Reserves	**137.4**	**161.7**
legal	0.0	16.3
Repurchase of shares	0.0	0.0
Other	137.4	145.4
Unrealized gain on valuation of real estate	0.0	0.0
Subsidiaries	56.0	110.3
Retained earnings	2,655.9	2,684.4
Net income	191.5	518.9
Excess (insufficient) on Stockholders' actua	(2,423.8)	(2,453.7)
Total stockholders' equity	**1,819.2**	**3,063.9**
Total liabilities and stockholders' equity	**13,275.0**	**14,668.9**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000's Constant Ps. as of June 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	Acumulated JUN' 03	Acumulated JUN' 02
Premiums accepted	48,596.4	72,099.3	77,917.5	70,728.6	68,528.7	67,676.3	136,204.9	120,695.8
Premiums ceded	8,407.9	16,892.8	18,094.3	9,239.7	10,551.9	11,975.8	22,527.7	25,300.7
RETAINED PREMIUMS	**40,188.6**	**55,206.5**	**59,823.2**	**61,488.9**	**57,976.8**	**55,700.5**	**113,677.2**	**95,395.1**
Application of reserve for outstanding bor	(28,882.6)	3,123.7	11,310.3	2,559.4	16,221.7	21,799.7	38,021.4	(25,758.9)
NET PREMIUM REVENUES	**69,071.2**	**52,082.8**	**48,512.9**	**58,929.5**	**41,755.1**	**33,900.8**	**75,655.9**	**121,154.0**
Net Acquisition Cost	**(1,834.0)**	**(6,502.4)**	**(5,711.1)**	**(4,285.3)**	**(1,791.6)**	**(1,885.8)**	**(3,677.4)**	**(8,336.4)**
Comisions to agents	522.2	1,003.7	1,311.8	1,551.1	682.8	249.7	932.5	1,525.9
Comisions for rebonding taken	45.7	0.4	29.6	277.7	44.1	18.6	62.6	46.1
Comisions for rebonding given	(3,344.8)	(8,334.7)	(7,870.7)	(4,132.1)	(3,678.9)	(3,530.2)	(7,209.1)	(11,679.4)
Others	942.9	828.2	818.2	(1,982.0)	1,160.5	1,376.1	2,536.6	1,771.0
Claims	65,570.9	34,889.2	28,667.3	45,757.9	29,052.7	29,545.3	58,598.1	100,460.1
Technical Income	**5,334.3**	**23,696.0**	**25,556.7**	**17,456.8**	**14,494.0**	**6,241.2**	**20,735.2**	**29,030.3**
Net increase in other technical reserve	2,718.2	4,182.9	4,898.6	3,952.1	4,776.1	6,631.0	11,407.1	6,901.1
GROSS INCOME	**2,616.0**	**19,513.1**	**20,658.0**	**13,504.7**	**9,717.9**	**(389.8)**	**9,328.1**	**22,129.2**
Net Operating Expenses	**118.2**	**(9,113.8)**	**(8,559.8)**	**(6,475.4)**	**(6,538.7)**	**(6,475.9)**	**(13,014.7)**	**(8,995.6)**
Administrative & operating expenses	(6.0)	(9,277.0)	(8,768.4)	(6,631.6)	(6,706.7)	(6,689.8)	(13,396.5)	(9,283.1)
Personnel expenses	0.0	0.0	48.3	1.4	0.0	0.0	0.0	0.0
Depreciation	124.3	163.2	160.3	154.8	168.0	213.9	381.8	287.5
OPERATING INCOME	**2,497.8**	**28,627.0**	**29,217.8**	**19,980.1**	**16,256.6**	**6,086.2**	**22,342.8**	**31,124.8**
Financial Income	**3,628.6**	**(27,084.5)**	**3,629.8**	**4,665.8**	**5,155.0**	**22,401.5**	**27,556.5**	**(23,455.9)**
On investments	5,873.6	8,612.6	7,430.3	7,836.5	7,307.1	8,813.4	16,120.4	14,486.2
Investments sales	0.0	(30,982.3)	0.1	1,495.8	2,388.8	(2,388.8)	0.0	(30,982.3)
Investments revaluation	5,293.6	(7,182.9)	3,419.3	1,872.4	0.0	17,257.5	17,257.5	(1,889.2)
Others	(336.3)	29.9	11.4	10.7	17.1	9.2	26.3	(306.3)
Repos	(1,347.5)	7,658.5	(1,643.7)	1,116.8	1,671.0	(1,632.7)	38.3	6,311.0
REPOMO	(5,854.9)	(5,220.4)	(5,587.6)	(7,666.5)	(6,229.0)	342.9	(5,886.0)	(11,075.3)
INCOME BEFORE TAXES	**6,126.5**	**1,542.4**	**32,847.6**	**24,645.9**	**21,411.6**	**28,487.7**	**49,899.3**	**7,668.9**
Income taxes	8,235.2	(6,150.7)	11,018.9	13,501.3	3,793.2	10,112.9	13,906.1	2,084.5
NET INCOME	**(2,108.7)**	**7,693.1**	**21,828.7**	**11,144.7**	**17,618.4**	**18,374.8**	**35,993.2**	**5,584.4**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000´s Constant Ps. as of June, 2003)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Investments	**550,077.1**	**544,534.0**	**578,847.5**	**602,390.0**	**643,630.6**	**711,796.0**
Securities	**462,508.2**	**451,733.4**	**486,572.2**	**509,391.3**	**570,762.9**	**638,798.2**
Government	209,832.5	227,171.1	224,836.1	281,949.5	322,561.5	290,967.8
Private companies	230,757.2	208,228.0	241,138.0	205,641.2	224,249.9	308,533.6
Debt Instruments	92,515.0	71,680.8	106,308.3	13,816.7	14,086.8	13,024.6
Equities	138,242.2	136,547.2	134,829.7	191,824.5	210,163.1	295,509.1
Net unrealized gain on valuation	17,303.9	16,305.2	19,320.8	21,776.5	23,941.1	39,251.4
Interest debtors	4,614.6	29.1	1,277.2	24.1	10.5	45.3
Loans	**54,963.4**	**60,324.0**	**59,698.0**	**58,278.4**	**38,283.7**	**38,550.1**
Secured	24,071.1	24,710.5	24,337.2	23,563.0	23,562.8	28,272.7
Unsecured	30,782.3	35,417.5	35,027.5	34,528.8	13,790.1	9,259.2
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	110.0	196.0	333.3	186.6	930.8	1,018.3
Real estate	**32,605.5**	**32,476.6**	**32,577.3**	**34,720.3**	**34,584.0**	**34,447.8**
Real estate	7,637.0	7,543.3	7,448.5	7,324.4	7,229.1	7,234.1
Net unrealized gain on valuation	26,487.9	26,581.5	26,880.5	29,145.8	29,241.1	29,236.0
Depreciation	(1,519.3)	(1,648.2)	(1,751.6)	(1,749.9)	(1,886.1)	(2,022.4)
Investments for labor obligations	**1,382.1**	**1,360.1**	**1,350.2**	**1,355.7**	**1,349.2**	**1,379.0**
Current assets	**1,980.0**	**696.1**	**1,820.1**	**1,574.2**	**816.0**	**4,258.6**
Cash and banks	1,980.0	696.1	1,820.1	1,574.2	816.0	4,258.6
Debtors	**27,544.3**	**37,601.4**	**38,640.7**	**37,884.7**	**33,848.8**	**43,755.6**
Premium debtors	26,246.3	36,577.2	37,304.1	36,907.7	32,924.8	42,435.9
Agents	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,298.0	1,024.2	1,336.5	977.0	924.0	1,319.7
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**18,614.4**	**16,246.8**	**13,580.5**	**14,785.7**	**12,658.3**	**12,036.9**
Bonding companies	3,863.6	2,378.7	2,882.7	5,435.1	4,136.1	3,126.1
Retained deposits	674.8	730.7	105.1	104.4	49.0	49.1
Others	1,758.4	1,736.8	1,715.0	1,686.4	868.5	869.1
Participation in rebonding	12,317.6	11,400.5	8,877.7	7,559.7	7,604.6	7,992.5
Other assets	**32,299.6**	**15,397.5**	**25,309.8**	**30,124.4**	**8,370.4**	**19,106.2**
Furniture and equipment (net)	293.2	263.2	235.3	209.1	181.9	155.5
Foreclosed and repossessed assets	1,654.0	1,633.7	1,613.1	1,586.3	1,565.6	1,566.7
Sundry	30,352.5	13,500.6	23,461.4	28,329.1	6,623.0	17,384.0
Total assets	**631,897.6**	**615,835.9**	**659,548.8**	**688,114.7**	**700,673.3**	**792,332.3**

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Technical reserves	**238,388.4**	**244,272.9**	**256,978.3**	**260,732.0**	**280,621.0**	**309,301.4**
Current bonds	96,321.5	97,998.5	105,798.2	105,594.5	120,697.9	142,761.0
Contingency bonds	142,066.9	146,274.4	151,180.0	155,137.5	159,923.1	166,540.5
Provision for labor obligations at retirement	**461.6**	**436.4**	**427.5**	**438.5**	**418.2**	**438.8**
Creditors	**3,848.0**	**6,176.3**	**4,499.5**	**8,390.2**	**7,287.6**	**14,602.4**
Agents and adjusters	143.9	60.6	63.9	166.8	328.9	102.6
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	3,704.1	6,115.7	4,435.6	8,223.4	6,958.7	14,499.8
Rebonders	**17,083.4**	**21,547.2**	**20,013.0**	**16,074.9**	**18,576.9**	**19,663.8**
Bonding companies	9,396.1	13,675.9	12,147.0	9,732.7	12,261.4	13,635.2
Other participation	7,687.3	7,871.3	7,866.1	6,342.2	6,315.5	6,028.6
Other liabilities	**61,487.4**	**24,853.1**	**37,024.3**	**50,010.2**	**23,678.9**	**31,100.5**
Provision for employee profit sharing & incured incom	53,798.8	17,141.6	25,595.9	41,238.1	15,395.5	17,868.6
Other liabilities	7,315.3	8,729.4	10,483.2	8,772.2	8,283.4	9,518.5
Deferred credits	373.3	(1,018.0)	945.2	0.0	0.0	3,713.4
Total liabilities	**321,268.9**	**297,286.0**	**318,942.7**	**335,645.8**	**330,582.6**	**375,106.9**
Stockholders' equity						
Paid in capital	**101,631.4**	**106,271.6**	**106,271.7**	**106,271.7**	**106,271.7**	**131,292.4**
Capital stock	137,712.5	142,352.6	142,352.7	142,352.7	134,429.8	131,292.4
(-)Unsubscribed capital	(36,081.0)	(36,081.0)	(36,081.0)	(36,081.0)	(28,158.1)	0.0
Reserves	**50,167.4**	**56,084.0**	**56,084.0**	**56,084.0**	**56,084.0**	**59,939.8**
legal	50,167.4	56,084.0	56,084.0	56,084.0	56,084.0	59,939.8
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	4,449.8	4,660.8	4,660.8	3,096.0	3,096.0	6,831.8
Subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings	280,094.5	269,537.8	269,538.0	269,538.0	308,095.8	304,240.0
Net income	(2,108.7)	5,584.4	27,413.1	38,557.8	17,618.4	35,993.2
Excess (insufficient) on Stockholders' actualization	(123,605.7)	(123,588.6)	(123,361.6)	(121,078.8)	(121,075.3)	(121,071.8)
Total stockholders' equity	**310,628.7**	**318,550.0**	**340,606.1**	**352,468.8**	**370,090.7**	**417,225.5**
Total liabilities and stockholders' equity	**631,897.6**	**615,835.9**	**659,548.8**	**688,114.7**	**700,673.3**	**792,332.3**

EXHIBIT V

Third quarter, 2003
Consolidated Report

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext.3354
maparra@inbursa.com.mx

Fax: Ext. 2610
www.inbursa.com

INBURSA REPORTS THIRD QUARTER 2003 RESULTS

Mexico City, October 27, 2003.- Grupo Financiero Inbursa reported today results for the third quarter ended September 30, 2003.

HIGHLIGHTS

Grupo Financiero Inbursa: $170.7 MM USD profits under US GAAP as of September 2003.

Under US GAAP GFI posted profits of $170.7 MM USD in the period Jan-Sep 2003, a 16.3% decrease relative to the same period of 2002. This is mainly explained by a lower financial margin in the Bank due to the fixed rate swap position. When annualized this result represents a 8.5% ROE.

Inbursa completed its equity reallocation program.

On July 2003, Grupo Financiero Inbursa finished with its equity reallocation program. Thus, Promotora Inbursa was capitalized trough Pensiones Inbursa with $5,660.0 MM Ps equity coming from the different subsidiaries of GFI.

9% growth yoy in Banco Inbursa´s loan portfolio.

If adjusted by the $3,218.8 MM Ps that were reallocated in to held to maturity financial instruments according with the CNBV classification, Banco Inbursa's loan portfolio would have been $41,181.8 MM Ps at the end of September 2003, a 8.7% growth relative to 3Q02.

Non performing loans decreased 38% in 3Q03 relative to 2Q03.

Non performing loans decreased from $203 MM Ps in 2Q03 to $126 MM Ps at the end of September 2003, representing a 38% reduction. This was mainly achieved through restructures on solid grounds and cash recoveries. NPL to total loans ratio stood at 0.3% and loan loss reserves to NPL reached 38.6 times at the end of the third quarter of 2003.

Demand Deposits reached $9,783.8 MM Ps, a 11% increase relative to 2Q03.

As a result of the retail strategy, demand deposits reached $9,783.8 MM Ps in September 2003, 11% more than the obtained in the previous quarter and 98% of the target for 2003. 85% of this amount is explained by the Inbursa CT account.

Afore Inbursa started charging its new fee structure.

On July 2003, Afore Inbursa started charging its new commission structure: 0.5% over the monthly contribution plus a 0.5% annualized charge over the accumulated funds instead of 33% over real return on accumulated funds. This new formula brings better conditions to clients being one of the cheapest in the Mexican system and will allow Afore Inbursa to have less volatility in its fee income.

Seguros Inbursa ´s total premiums stood at $5,832.6 MM Ps at the end of September 2003, 8% increase relative to 9M02, when adjusted by the Inbursa CT account and by the annui9ties business .

For the first 9M03, Seguros Inbursa´s total premiums posted a 8% increase relative to the same period of 2002 when adjusted by the Inbursa CT account and by the annuities business. The main increases were achieved in Life, Property & Casualty and Automobile businesses with 97.3%, 46.3% and 11.0% increase relative to 9M02, respectively. If compared with 2Q03, total premiums grew 8% in 3Q03.

- *All figures included in this report are expressed on Septemb* ... *and*
- *This press release is presented under regulation 1488 of the*
- *As required by regulation 1488 of the CNBV, the financi* ... *re*
  inflationary effects on the loan portfolio are also reflected i
- *There have been no material changes to the Group's acc*
  consistent with those presented in the Group's last annual
- *Consolidated figures for Banco Inbursa and for Grupo Fin*

US GAAP

	September '03
Employees	3,589
# clients	8.2MM
Points of attention (Physical presence)	174
ATM's	608
Sales force	6,727

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated) Under US GAAP

Mkt Value/Book Value	1.21
Stock price USD (Sep'03)	1.08
EPS (USD)	0.08
Outstanding shares ('000)	3,002,153
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM USD	3Q03 $	3Q03 %	2Q03 $	% chg vs. 2Q03	3Q02 $	% chg vs. 3Q02	Jan - Sep '03 $	Jan - Sep '02 $
Banco Inbursa	7.1	31%	(37.9)	N.A	27.3	74%	40.7	141.5
Operadora	3.3	15%	4.6	-27%	1.2	169%	11.4	9.0
Seguros	9.1	40%	9.9	-8%	5.5	64%	73.0	32.6
Pensiones	1.3	6%	25.0	-95%	0.0	N.A	27.1	0.0
Fianzas	(2.3)	-10%	4.6	N.A	3.4	N.A	4.4	8.4
Inversora	3.5	15%	6.4	-45%	3.0	19%	11.1	11.9
Others	0.9	4%	1.5	-41%	1.2	-24%	3.2	0.7
Total	**22.9**	**100%**	**14.1**	**63%**	**41.6**	**-45%**	**170.7**	**204.0**

- *Under US GAAP, Grupo Financiero Inbursa posted profits of $170.7 MM USD in the period Jan-Sep ´03, a 16% decrease relative to the same period of the previous year. This is mainly explained by a lower financial margin in the Bank due to the fixed rate swap position.*

Investment by Company

MM USD	3Q03 $	3Q03 %	2Q03 $	% chg vs. 2Q03	3Q02 $	% chg vs. 3Q02
Banco Inbursa	1,545.2	58%	1,618.7	-5%	1,989.4	-22%
Operadora	32.0	1%	31.0	3%	36.7	-13%
Seguros	352.8	13%	358.1	-1%	464.7	-24%
Pensiones	565.1	21%	389.1	45%	0.0	N.A
Fianzas	53.2	2%	57.8	-8%	46.6	14%
Inversora	70.5	3%	70.5	0%	73.8	-5%
Others	58.5	2%	266.8	-78%	70.9	-18%
Total	**2,677.3**	**100%**	**2,792.0**	**-4%**	**2,682.1**	**0%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,677.3 MM USD under US GAAP vs $2,730.2 MM USD reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)


9.1
9.2
10.2
10.7
11.4
11.9
A'03
M'03
J'03
J'03
A'03
S'03

GRUPO FINANCIERO INBURSA

(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.19
Stock price (Sep '03)	11.92
Outstanding shares ('000)	3,002,153
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM Ps.	3Q03 $	3Q03 %	2Q03 $	% chg vs. 2Q03	3Q02 $	% chg vs. 3Q02	Jan - Sep '03 $	Jan - Sep '02 $
Banco Inbursa	(97.4)	-39%	(455.0)	N.A	7.0	N.A	(104.9)	2,224.0
Operadora	33.6	14%	46.6	-28%	9.3	262%	114.1	78.5
Seguros	107.2	43%	157.1	-32%	(73.3)	N.A	350.5	12.7
Pensiones	87.5	35%	330.8	-74%	0.0	N.A	611.8	0.0
Fianzas	81.5	33%	18.6	339%	22.1	270%	117.9	27.7
Inversora	33.3	13%	65.2	-49%	21.3	56%	107.8	96.9
Others	2.3	1%	19.5	-88%	5.9	-61%	26.1	4.6
Total	**247.9**	**100%**	**182.7**	**36%**	**(7.8)**	**N.A**	**1,223.2**	**2,444.4**

Total monetary position adjustment for Grupo Financiero Inbursa was $366.7 MM Ps during 3Q03.

- ***Grupo Financiero Inbursa** posted $247.9 MM Ps profits during the third quarter of 2003 vs $182.7 MM Ps in 2Q03, 35.7% increase. During the 3Q03, GFI continue registering a negative impact in the Bank coming from the mark to market of the swap position due to lower levels of the domestic long term interest rates. Reserves released in the Bonding company in 3Q03, due to changes in regulations is the other significant impact in 3Q03 GFI results.*

- *On an accumulated basis, net income decreased 50% in the period Jan-Sep 2003 relative to the same period of the previous year. This reduction is explained by two factors; 1) the extraordinary income due to the reverse of deferred taxes during 1Q02, if adjusted by this effect net income in 2003 would have been 101.2% higher than in 2002 and 2) the fixed rate swap funding valuation. It is worth to point out the performance showed by the different subsidiaries that more than compensated the negative effect.*

Free Cash Flow

	MM Constant Ps. as of September, 2003	1999	2000	2001	2002	Jan-Sep '02	Jan-Sep '03
+	Interest Income	13,513.3	9,656.2	8,262.7	8,108.8	5,699.8	7,626.6
-	Interest Expense	10,392.2	6,433.3	4,929.7	4,800.8	3,414.1	5,615.4
=	**Financial Margin**	**3,121.2**	**3,223.0**	**3,333.0**	**3,308.0**	**2,285.7**	**2,011.1**
-	Unrealized gains/losses (net of deferred taxes)	3,410.2	527.0	447.7	31.4	-175.0	232.8
-	General Expenses	962.4	1,066.6	1,355.2	1,310.2	856.9	1,042.2
+	Commissions & Fees	542.8	1,486.9	991.0	698.1	524.5	858.4
+	Patrimonial Reserves Creations	468.3	246.9	682.2	651.5	610.8	-48.5
+	Subsidiaries Income	2,406.2	217.7	44.0	375.5	156.6	1,548.2
-	Taxes	865.9	1,339.5	514.6	356.3	483.1	213.0
=	**Free Cash Flow**	**1,299.9**	**2,241.2**	**2,732.7**	**3,335.1**	**2,412.7**	**2,881.3**

Investment by Company

MM Ps.	3Q03 $	3Q03 %	2Q03 $	% chg vs. 2Q03	3Q02 $	% chg vs. 3Q02
Banco Inbursa	19,811.2	66%	19,902.7	0%	23,799.8	-17%
Operadora	352.9	1%	320.0	10%	390.6	-10%
Seguros	2,094.0	7%	1,985.6	5%	3,118.5	-33%
Pensiones	5,904.8	20%	3,095.8	91%	0.0	N.A
Fianzas	503.5	2%	421.6	19%	344.2	46%
Inversora	782.2	3%	750.9	4%	790.2	-1%
Others	620.1	2%	3,373.9	-82%	756.7	-18%
Total	**30,068.7**	**100%**	**29,850.5**	**1%**	**29,200.0**	**3%**

- *Stockholders´ Equity stood at $30,068.7 MM Ps at the end of September 2003, a 3.0% increase relative to the same period of 2002. This result was achieved even though the $450 MM Ps dividend payment during May 2003.*

- *When compared 3Q03 with 2Q03, Stockholders´ Equity increased 0.7% and was distributed among the different subsidiaries of GFI according with the equity reallocation program. It is worth to recall that on July GFI finished with its reallocation program that explains the decrease in the holding´s equity and the increase in Pensiones Inbursa´s equity.*

Sources & Uses of Funds (MM Ps as of September 2003)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	19,811.2	32,975.3	4,848.3	380.1	5,906.5	**63,921.3**
Seguros Inbursa	2,094.0	-	10,838.9	223.4	1,900.4	**15,056.6**
Pensiones Inbursa	5,904.8	-	11,685.4	-	110.8	**17,701.1**
Inversora Bursátil	782.2	-	-	24.0	164.9	**971.2**
Operadora Inbursa	352.9	-	-	13.7	39.2	**405.8**
Fianzas G-Inbursa	503.5	-	209.9	-	117.1	**830.4**
Others	620.1	91.16	-	-	16.88	**728.1**
TOTAL	**30,068.7**	**33,066.4**	**27,582.5**	**641.2**	**8,255.7**	**99,614.4**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	3,422.1	37,963.0	17,856.7	497.0	4,182.5	**63,921.3**
Seguros Inbursa	1,920.2	635.6	8,007.0	926.5	3,567.3	**15,056.6**
Pensiones Inbursa	3,946.4	-	13,546.7	-	208.0	**17,701.1**
Inversora Bursátil	265.7	-	592.6	40.3	72.6	**971.2**
Operadora Inbursa	71.9	-	280.2	-	53.6	**405.8**
Fianzas G-Inbursa	318.1	42.8	391.9	34.8	42.7	**830.4**
Others	571.6	3.6	13.0	127.0	13.0	**728.1**
TOTAL	**10,516.0**	**38,648.6**	**40,688.1**	**1,625.6**	**8,139.7**	**99,614.4**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $486,287.4 MM Ps

Assets in Custody: $408,826.1 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	3Q03 MM USD	2Q03 MM USD	3Q02 MM USD	Jan-Sep ´03 MM USD	Jan-Sep ´02 MM USD
Net income under CNBV GAAP	(9.9)	(47.3)	(12.0)	(10.6)	216.1
Adjustments on monetary positions	14.9	4.5	20.5	45.5	71.4
Adjustments on deferred liabilities	7.6	4.6	11.3	9.1	(161.4)
Others	(5.4)	0.2	7.5	(3.3)	15.3
Net Increase	17.0	9.4	39.3	51.3	(74.6)
Net Income Under US GAAP	**7.1**	**(37.9)**	**27.3**	**40.7**	**141.5**

- *During 3Q03 and under US GAAP Banco Inbursa posted profits of $7.1 MM USD compared with losses of $9.9 MM USD under the CNBV rules, $17.0 MM USD more. This result is mainly explained by add-backs on monetary positions, deferred liabilities and other adjustments.*
- *When compared 9M03 with 9M02, net income decreased 71.3%. This result is mainly explained by the negative impact of lower levels of interest income during the quarter, mainly due to the fixed rate funding swap position.*

Stockholders' Equity

	3Q03 MM USD	1Q03 MM USD	3Q02 MM USD
Stockholders´equity under CNBV GAAP	1,798.7	1,916.4	2,236.2
Securities Valuation Adjustments	62.9	38.7	35.4
Deferred Taxes	(189.9)	(237.7)	(203.3)
Derivates	(16.1)	(13.0)	(9.7)
Others	(110.4)	(85.7)	(69.2)
Stockholders´Equity Under US GAAP	**1,545.2**	**1,618.7**	**1,989.4**

- *Stockholders' equity resulted in $1,545.2 MM USD under US GAAP in 3Q03. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $1,798.7 MM USD, $253.5 MM USD more. The difference is basically explained by $62.9 MM USD add back coming from Securities valuation adjustments and deductions of $189.9 MM USD, $16.1 MM USD and $110.4 MM USD from adjustments on Deferred Taxes, Derivatives and other adjustments, respectively.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted losses of $97.4 MM Ps during 3Q03. Lower long term interest rates is the main driver behind this result reflected in the market related income due to the funding swap position that is mark to market every quarter. If adjusted by the reverse of deferred taxes during 1Q02 and by the unrealized market related losses, Banco Inbursa ´s net income would have increased 95% in 9M03 compared with 9M02.

As of September 2003, Demand Deposits were $9,783.8 MM Ps, a 11.4% increase relative to 2Q03. This result is mainly explained by the Inbursa CT account that represented 85% of these deposits.

This amount represented 29.7% and 25.8% of total funding and loan portfolio, respectively.

Financial Margin

When compared both 2Q03 and 3Q02 with 3Q03, financial margin decreased 35.1% and 42.9%, respectively. These results were mainly explained by the decrease in interest rates that drove tighter spreads as well as the loan portfolio reduction during the third quarter of 2003.

Market Related Income

Even though the swap valuation was partially off set during 3Q03, on accumulated basis, Jan-Sep ´03, market related income posted losses of $563.2 MM Ps compared with gains of $152.2 MM Ps during the same period of 2002.

Loan Loss Reserves

Loan loss reserves increased $289.6 MM Ps during the third quarter of 2003, reaching an accumulated amount of $4,848.3 MM Ps at the end of September 2003, this amount represented 38.6 times non-performing loans. Non performing loans stood at 0.3% of the total loan portfolio during the quarter.

Non Interest Expenses

Administrative and promotion expenses increased 17.9% in Jan-Sep ´03 if compared with Jan-Sep ´02. This result is mainly explained by the increase to 29 branches during the year from 15 in 3Q02.

Risk Adjusted Net Interest Income

MM Ps	3Q03	2Q03	3Q02	Jan - Sep ´03	Jan - Sep ´02
Interest Income	**1,460.8**	**1,877.6**	**1,706.1**	**5,617.8**	**4,955.0**
Interest on loans & securities	946.2	1,215.0	1,225.3	3,608.4	3,514.3
Repo´s interest income	514.6	662.6	453.4	2,009.3	1,339.6
Commissions & Fees	0.0	0.0	27.4	0.0	101.0
Interest Expenses	**(994.1)**	**(1,237.5)**	**(851.0)**	**(3,700.9)**	**(2,610.1)**
Interest on deposits & funding	(497.4)	(584.4)	(464.0)	(1,721.2)	(1,337.9)
Repo´s interest expense	(496.7)	(653.0)	(390.6)	(1,979.7)	(1,275.7)
Commissions & Fees	(0.0)	(0.0)	3.6	(0.0)	3.5
REPOMO	**(73.7)**	**(34.3)**	**(166.2)**	**(216.3)**	**(520.2)**
Financial Margin	**393.1**	**605.8**	**689.0**	**1,700.5**	**1,824.7**
Loan Loss Reserves (Net)	(289.6)	(310.4)	(40.3)	(906.0)	(819.4)
Risk Adjusted Net Interest Income	**103.5**	**295.5**	**648.7**	**794.5**	**1,005.3**

Market Related Income

MM Ps	3Q03	2Q03	3Q02	Jan - Sep ´03	Jan - Sep ´02
Financial Instruments Negotiable	78.3	781.9	273.2	812.9	331.8
Repos	19.1	7.6	(25.8)	35.4	(2.6)
Securities Purchases and Sales	(6.1)	(239.6)	(627.5)	120.6	(353.5)
Derivate Instruments	(26.6)	(1,261.2)	53.7	(1,532.0)	176.5
Total	**64.8**	**(711.4)**	**(326.4)**	**(563.2)**	**152.2**

Administrative and Promotion Expenses

MM Ps	3Q03	2Q03	3Q02	Jan - Sep ´03	Jan - Sep ´02
Personnel	23.8	25.1	28.0	71.2	86.9
Administrative Expenses	196.2	196.5	177.6	563.8	444.8
Contributions to IPAB	37.6	35.8	24.4	106.4	90.9
Depreciations and Amortizations	28.5	27.6	25.5	83.7	77.5
Administrative and Promotion Expenses	**286.2**	**284.9**	**255.6**	**825.2**	**700.2**

- ***Figures in this report are unaudited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2002 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries posted losses of $12.5 MM Ps in 3Q03 compared with profits of $34.7 MM Ps in 2Q03. This result is mainly explained by the results obtained by Sinca Inbursa.

It is worth to recall that during 1Q03, Sinca Inbursa sold its stake in Grupo Televicentro to Promotora Inbursa, a subsidiary of Pensiones Inbursa.

Loan Portfolio and Asset Quality

Loan portfolio stood at $37,963 MM Ps at the end of September, 2003, 16.8% decrease relative to June, 2003. This result was due to a reallocation of $3,218.8 MM Ps in to held to maturity financial instruments according with the CNBV classification, this amount used to be registered in financial institutions loans. If adjusted by this reallocation, loan portfolio would decreased 9.7% in 3Q03 relative to 2Q03. When compared 3Q03 with 3Q02 and adjusted by the reallocation, loan portfolio increased 8.7%.

Loan loss reserves grew from $4,448 MM Ps in 2Q03 to $4,848 MM Ps in 3Q03, 9.0%, representing a coverage ratio to non performing loans of 38.6 times .

Banco Inbursa Selected Ratios

	Sep-03	Sep-02	System Jun '03
Loans / Total Assets	64.5%	61.1%	55.7%
NPL / Loan Portfolio	0.3%	2.2%	4.2%
LLR / NPL (times)	38.6	4.6	1.4
Op. Cost / Fin. Margin + Other Inc	59.2%	35.7%	69.8%

Non Performing Loans

Non Performing loans decreased 37% in 3Q03 relative to 2Q03. This reduction was achieved through restructures on solid grounds and cash recoveries.

The total amount of loans are recorded as non perform on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of September 2003, these loans represented $21 MM Ps.

Income Statement Selected Figures

MM Ps	3Q03	2Q03	3Q02	Jan - Sep '03	Jan - Sep '02
OTHER EXPENSES / INCOME	**(20.1)**	**4.4**	**(115.8)**	**(150.6)**	**(250.8)**
Charge Offs	(13.4)	(8.9)	(27.7)	(34.3)	(28.2)
Recoveries	0.0	0.0	(1.0)	0.0	(12.0)
Repomo	(65.9)	(36.1)	(118.6)	(257.5)	(316.0)
Other Income	59.2	49.4	31.5	141.2	105.4
EARNINGS FROM SUBSIDIARIES	**(12.5)**	**34.7**	**6.2**	**394.8**	**132.2**
Sinca Inbursa	(22.9)	24.7	(1.0)	366.4	110.4
Siefore Inbursa	10.3	10.0	7.2	28.4	21.8
MONETARY POSITION RESULTS	**139.6**	**70.4**	**284.8**	**473.9**	**836.2**
Repomo - Margin	73.7	34.3	166.2	216.3	520.2
Repomo - Other expenses	65.9	36.1	118.6	257.5	316.0

Loan Portfolio

MM Ps	3Q03	%	2Q03	%	3Q02	%
TOTAL LOAN PORTFOLIO	**37,963**	**100%**	**45,616**	**100%**	**37,883**	**100%**
Commercial	34,409	91%	40,958	90%	33,971	90%
Financial Institutions	689	2%	4,371	10%	2,776	7%
Consumer	2,682	7%	9	0%	5	0%
Housing	57	0%	75	0%	297	1%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**126**	**0%**	**203**	**0%**	**835**	**2%**
LOAN LOSS RESERVES	**4,848**	**13%**	**4,448**	**10%**	**3,816**	**10%**

	3Q03	2Q03	3Q02
Pesos	53%	45%	54%
USD	47%	55%	46%
Secured *	84%	78%	72%
Unsecured	16%	22%	28%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL June 30, 2003	**200.59**	
- Decreases in NPL	**104.82**	**100.0%**
* Recoveries & Restructures	104.82	100.0%
* Write Offs	0.00	0.0%
+ Increases in NPL	**29.97**	**100.0%**
* Exchange rate effects	2.20	7.3%
* New NPL	27.77	92.7%
NPL September 30, 2003	**125.73**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 14.2% market share as of June 2003, representing an increase of 140 basis points when compared with the same period of the previous year. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Capitalization

Even though the reallocation equity program, Banco Inbursa remains as a well capitalized bank with a 14.5% TIER 1 Capital ratio as of September, 2003.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of September 2003, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $80.7 MM Ps with its September 2003 portfolio which would have represented 0.48% of its June 2003 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Media and Entreteinment 10%
Retailing 10%
Manufactures 32%
Food 5%
Steel 6%
Services 15%
Infrastructure and Housing Development 4%
Transport 16%
Others 2%

Capitalization Ratio

MM Ps as of September, 2003	Sep '03	Jun '03	Sep '02	Mkt. Avg. Jun '03
Credit Risk Assets	**65,129.1**	**43,038.1**	**46,997.3**	**761,686.9**
Tier 1 Capital	25.9%	39.5%	43.1%	19.8%
Net Capital	27.1%	40.7%	44.3%	22.1%
Credit & Portfolio Risk Assets	**116,269.9**	**87,847.5**	**66,686.1**	**1,118,607.0**
Tier 1 Capital	14.5%	19.4%	30.4%	13.5%
Net Capital	15.2%	19.9%	31.3%	15.0%

Value at Risk * 3Q03 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	48,539.2	(113.5)	-0.67%
Equity	847.7	(62.6)	-0.37%
Banco Inbursa	49,387.0	(80.7)	-0.48%
TIER 1 CAPITAL [2]	16,823.2		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 3Q03 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	17,648.3	51.7	3,196.4	18.11%	61.88
MXP	18,133.0	73.9	1,537.8	8.48%	20.81
UDI´s*	2,056.0	0.2	114.0	5.55%	690.94
Total	**37,837.3**	**125.7**	**4,848.3**	**12.81%**	**38.56**

* *Both figures, USD and UDI´s are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Starting on July 2003, Afore Inbursa changed its commission structure from 33% over real return on accumulated funds to 0.5% over the monthly contribution plus a 0.5% annualized charge over the accumulated funds. This new formula brings better conditions to clients being one of the cheapest inthe Mexican system and is allowing Afore Inbursa to have less volatility in its fee income.

Afore Inbursa posted $197.4 MM Ps profits in Jan-Sep 2003 a 146% increase relative to the same period of 2002. This result is mainly explained by higher commission income due to the new fee structure and before to the increase in real interest rates, after the deflation of -0.07% in the period March-June 2003.

Selected Figures

MM Ps	3Q03	2Q03	3Q02	Jan - Sep '03	Jan - Sep '02
Comission Income	97.2	224.8	57.0	410.7	194.6
Total General Expenses	**(46.1)**	**(42.5)**	**(35.8)**	**(126.0)**	**(95.5)**
Administrative Expenses	(18.3)	(17.7)	(23.3)	(52.8)	(61.0)
Operating Expenses	(16.9)	(14.6)	(10.5)	(46.2)	(32.4)
Promotion Expenses	(10.9)	(10.1)	(2.1)	(27.0)	(2.1)
Depreciation & Amortization	(3.2)	(3.4)	(3.3)	(9.9)	(10.8)
Operating Income	47.8	179.0	17.9	274.8	88.3
Other Income	0.5	1.2	0.5	2.7	8.8
REPOMO	(4.4)	(1.1)	(4.6)	(10.5)	(17.6)
Net Income	35.5	127.1	27.2	197.4	80.2
Investments	702.7	596.4	386.3	702.7	386.3
Fixed Assets	18.8	19.7	26.8	18.8	26.8
Total Assets	826.0	762.8	523.8	826.0	523.8
Stockholders' Equity	683.9	649.8	460.4	683.9	460.4

Affiliate Base & Assets Under Management

Assets under management reached $28,303.2 MM Ps as of September 2003 a 24% increase relative to the same period of 2002 and a 5% increase vs 2Q03.

Affiliate base was increased by 324,019 new clients in 3Q03 relative to 3Q02, this is mainly explained by the distribution of Banco de Mexico that took place during the year.These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked first. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

When compared with 2Q03, Afore Inbursa´s affiliate base increased 4.0%, mainly due to the new commissions structure.

The average minimum wages/affiliate ratio was 5.58 as of September 2003, compared with 3.89 market average.

Affiliate Quality

	3Q03	2Q03	3Q02	Mkt. Share Sep-03
Affiliattes (#)	1,950,148	1,875,857	1,626,129	6.3%
Assets Under Mngmt. (MM Ps)	28,303.2	26,884.4	22,877.2	7.3%

	3Q03	2Q03	3Q02	Mkt. Avg Sep-03
Avg. Min. Wages/Affiliate	5.58	5.56	5.34	3.89
Active Workers/Affiliate	32.2%	31.8%	39.5%	40.7%
ROE*	38.5%	49.8%	23.2%	42.9%

*Anualized

Stockholders´Equity

Stockholders' equity increased from $460.4 MM Ps in 3Q02 to $683.9 MM Ps in 3Q03 a 48.6% increase. It is worth to recall that in May 2002 Afore Inbursa paid a dividend of $250 MM Ps.

When compared with 2Q03 stockholders´ equity increased 5.3%.



Assets Under Management
3Q01-3Q03
(MM Ps)
18,749.5
19,751.2
20,868.3
21,156.1
22,877.2
24,046.9
25,423.8
26,884.4
28,303.2
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Principal	93.7%
Banorte Generali	93.7%
XXI	93.4%
Banamex	93.0%
Allianz	92.5%
Actinver	91.7%
Bancomer	90.7%
ING	90.5%
Profuturo GNP	90.0%
Azteca	89.6%
Santander Mexicano	87.7%
System Average	**93.0%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to September 30, 2003.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, which was Inbursa as of September 2003.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	3Q03 MM USD	2Q03 MM USD	3Q02 MM USD	Jan-Sep ´03 MM USD	Jan-Sep ´02 MM USD
Net income under CNSF GAAP	8.8	15.2	(7.0)	31.8	1.2
Reserves Adjustments	(4.6)	1.5	3.6	(7.6)	22.7
Investments Adjustments	1.0	8.5	(3.5)	2.7	7.4
Deferred Taxes	1.7	(4.3)	(4.2)	28.1	(24.7)
Deferred Acquisition Costs	5.2	(2.0)	(6.7)	2.6	(22.9)
Monetary Positions Adjustments	7.0	(0.1)	24.3	16.2	68.9
Others	(10.1)	(8.9)	(1.0)	(1.0)	(20.1)
Net Increase	0.3	(5.3)	12.5	41.2	31.4
Net Income Under US GAAP	**9.0**	**9.9**	**5.5**	**73.0**	**32.6**

- *Seguros Inbursa´s net income reached $73.0 MM USD during 9M03 under US GAAP, $41.2 MM USD more than those registered under the CNSF rules. This result is mainly explained by $49.7 MM USD add-backs coming from investments, deferred taxes and acquisition costs and monetary position adjustments together with $8.5 MM USD deductions in reserves and other adjustments.*

Stockholders' Equity

	3Q03 MM USD	2Q03 MM USD	3Q02 MM USD
Stockholders´equity under CNSF GAAP	190.1	188.3	293.0
Adjustments on Assets	84.9	125.8	40.1
Deferred Acquisition Cost	58.1	63.9	53.9
Fixed Assets	28.6	39.8	53.0
Others	(1.8)	22.1	(66.8)
Reserves Adjustments	252.6	246.0	382.3
Deferred Taxes	(176.0)	(187.8)	(257.4)
Others	1.2	(14.2)	6.7
Net Increase	162.7	169.8	171.7
Stockholders´Equity Under US GAAP	**352.8**	**358.1**	**464.7**

- *Seguros Inbursa's Stockholders' equity resulted $352.8 MM USD under US GAAP in 3Q03 compared with $190.1 MM USD under the CNSF rules. The difference is basically explained by: $84.9 MM USD, $252.6 MM USD and $1.2 MM USD add-backs from assets, reserves and other adjustments, respectively, and deductions of $176.0 MM USD from deferred taxes.*

SEGUROS INBURSA

(Insurance)

During 3Q03, Seguros Inbursa ´s net income reached $107.2 MM Ps compared with losses of $73.3 MM Ps in 3Q02. Higher premiums, less reserves creations and monetary position adjustments are the main drivers behind this result. In the period Jan-Sep 2003 when compared with the same period of the previous year, net income increased 337.8 MM Ps, mainly due to less reserves creations as well as less monetary position results. If compared 3Q03 with 2Q03, net income decreased 31.8% in 3Q03 relative to 2Q03, mainly explained by lower financial income due to less favorable market conditions and higher monetary position results.

Total Premiums

Seguros Inbursa posted $2,264.8 MM Ps in total premiums during 3Q03, a 8.1% increase relative to 2Q03. As a result of the retail strategy, Seguros Inbursa continued posting strong growths in premiums.

When compared on accumulated basis, total premiums decreased 49.8% in the period Jan-Sep 2003 relative to the same period of the previous year. It is worth to recall that in 2002 premiums included the Inbursa CT account and the annuities business. When adjusted by these effects, total premiums would have increased 8% in 9M03 compared with 9M02. The most important growths were achieved in Life, Property & Casualty and Automobile businesses with growths of 97.3%, 46.3% and 11.0%, respectively.

It is worth to recall that balances of CT account were reallocated into the bank in December 2002 and that during 1Q03 the annuities business was spun off from Seguros Inbursa.

Investments & Reserves

During 3Q03, investments increased 9.2% from $10,459.8 MM Ps in 2Q03 to $11,421.4 MM Ps in 3Q03.

At the end of September 2003, reserves reached $10,839.9 MM Ps, a 5.1% increase if compared with 2Q03.

Stockholders´Equity

Stockholders' equity grew 5.5% in three months from $1,985.6 MM Ps as of June 2003 to $2,094.0 MM Ps at the end of September 2003.

Seguros Inbursa Selected Financial Information

MM Ps	3Q03	2Q03	3Q02	Jan - Sep ´03	Jan - Sep ´02
Direct Premiums	2,264.8	2,096.0	4,688.5	5,832.6	11,617.5
Reserves Provisions	450.1	190.5	1,742.4	709.6	4,449.4
Technical Income	304.8	29.6	(127.7)	569.5	(12.8)
Net Financial Income	91.8	431.1	302.4	570.6	836.8
Repomo	(81.3)	4.6	(265.3)	(178.6)	(732.8)
Net Income	107.2	157.1	(73.3)	350.5	12.7
Assets	15,056.6	14,433.6	28,847.8	15,056.6	28,847.8
Investments	11,421.4	10,459.8	25,280.9	11,421.4	25,280.9
Reserves	10,838.9	10,316.1	23,931.5	10,838.9	23,931.5
Stockholders' Equity	2,094.0	1,985.6	3,118.5	2,094.0	3,118.5

Premiums Breakdown and Combined Ratio by lines of business

Total Premiums	Breakdown 9M ´03	Growth Rate 9M ´03 vs 9M ´02	Combined Ratio (Sep ´03)	Combined Ratio (Mkt Avg.) (Jun ´03)
P&C	31%	46.3%	76.2%	83.9%
Automobile	28%	11.0%	102.0%	96.5%
Life*	29%	97.3%	82.4%	101.6%
Acc. & Health	12%	-5.0%	95.8%	98.0%
Total	**100%**	**36%**	**92.6%**	**93.9%**

Adjusted by CT account

Selected Figures

	RATIOS 3Q03	RATIOS 3Q02	Market AVG Jun ´03
Inv / Assets	75.9%	87.6%	76.5%
Inv / Reserves	1.05	1.06	1.02
Res / Premiums	4.79	5.10	3.38
Combined Ratio	92.6%	91.0%	93.9%

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD	Jan-Sep ´03 MM USD
Net income under CNSF GAAP	5.8	32.0	17.8	55.5
Reserves Adjustments	0.9	3.4	(0.6)	3.7
Investments Adjustments	(8.6)	1.7	(11.1)	(17.9)
Deferred Taxes	(0.7)	(3.5)	(23.6)	(27.8)
Deferred Acquisition Costs	(0.2)	0.1	0.0	(0.1)
Monetary Positions Adjustments	11.3	(0.3)	14.7	25.7
Others	(7.3)	(8.3)	3.5	(12.1)
Net Increase	(4.5)	(6.9)	(17.0)	(28.5)
Net Income Under US GAAP	**1.3**	**25.0**	**0.8**	**27.1**

- *Under USGAAP, Pensiones Inbursa net income stood at $27.1 MM USD in 9M03 compared with $55.5 MM USD under the CNSF rules, $28.5 MM USD less. This result is explained by add-backs of $29.4 MM USD coming from Reserves and Monetary Position adjustments as well as deductions of $57.9 MM USD explained by Investments, deferred taxes and acquisitions costs and other adjustments during the first nine months of 2003.*

Stockholders' Equity

	3Q03 MM USD	2Q03 MM USD	1Q03 MM USD
Stockholders´equity under CNSF GAAP	536.2	293.6	168.7
Investments Adjustmens	84.3	7.6	140.2
Reserves Adjustments	145.3	151.4	144.7
Deferred Taxes	(106.0)	(97.2)	(89.6)
Others	(30.7)	33.7	(142.0)
Net Increase	92.9	95.5	53.3
Stockholders´Equity Under US GAAP	**629.1**	**389.1**	**222.1**

- *Pensiones Inbursa's Stockholders' equity resulted $629.1 MM USD under US GAAP in 3Q03 compared with $536.2 MM USD under the CNSF rules. The difference is basically explained by: $84.3 MM USD and $145.3 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $106.7 MM USD and $30.7 MM USD from deferred taxes and other adjustments, respectively.*

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa posted $87.5 MM Ps profits in 3Q03, a 73.6% decrease relative to 2Q03. This result is mainly explained by higher monetary position adjustments together with lower income from subsidiaries, mainly Promotora Inbursa, due to less favorable market conditions. If compared 2003 with 2002, both qoq and 9M, net income increased $102.9 MM Ps and $557.1 MM Ps respectively. These growths are explained by 3 main factors; 1) less reserve creations due to the reduction of the annuities market, 2) higher income from subsidiaries (Promotora Inbursa) and 3) lower monetary position adjustments.

Selected Financial Information

					Comparable Figures	
MM Ps	3Q03	2Q03	1Q03	Jan - Sep ´03	3Q02	Jan - Sep ´02
Direct Premiums	133.5	179.9	152.3	465.8	212.5	1,646.8
Reserves Provisions	33.4	149.5	63.3	246.2	133.0	1,386.7
Acquisition cost	(17.8)	(27.0)	(20.8)	(65.6)	22.4	169.5
Technical Income	(91.0)	(162.5)	(92.4)	(345.9)	(131.1)	(388.2)
Net Financial Income	128.5	295.2	178.6	602.3	195.2	568.3
Repomo	(131.4)	8.8	(160.0)	(282.6)	(154.8)	(438.8)
Income from Subs.*	103.6	314.9	90.6	509.2	0.0	0.0
Net Income	87.5	330.8	193.1	611.8	(15.4)	54.7
Assets	17,701.1	14,821.9	13,390.7	17,701.1	12,127.2	12,127.2
Investments	17,493.1	14,618.7	13,182.2	17,493.1	12,106.7	12,106.7
Reserves	11,685.4	11,649.8	11,480.0	11,685.4	11,211.8	11,211.8
Stockholders' Equity	5,904.9	3,095.8	1,835.1	5,904.9	789.5	789.5

** Promotora Inbursa*

Investments increased from $12,106.7 MM Ps in 3Q02 to $17,493.1 MM Ps in 3Q03, representing a 44.5% growth due to the reallocation of Grupo Televicentro´s investment into Promotora Inbursa a subsidiary of Pensiones Inbursa. It is worth to recall that this transaction took place during 1Q03 when Sinca Inbursa sold its 25% stake in Grupo Televicentro to Promotora Inbursa.

Stockholders´ equity stood at $5,904.8 MM Ps at the end of September 2003, a 90.7% increase relative to 2Q03. This was the result of the equity reallocation of Grupo Financiero Inbursa that was completed at the end of July 2003.

It is worth to mention that despite the decrease in premiums, Pensiones Inbursa remained with a 20.4% market share as of September 2003.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $33.6 MM Ps profits in 3Q03 compared with $9.3 MM Ps in 3Q02, representing 262% increased . This is mainly explained by higher levels of operations and better market conditions.

Funds under management reached $17,841 MM Ps at the end of the quarter.

Funds Under Management
September 2003

Dinbur
$4.1 bn Ps



Gov. Bonds (Nom. Rate) 46%
CD's 6%
Gov. Bonds (Real Rate) 48%

Fonibur
$5.0 bn Ps



Stocks 94%
Gov. Securities 6%

Fondo Inbursa
$3.2 bn Ps



Gov. Securities 10%
CD's 4%
Stocks 86%

Inburex
$5.5 bn Ps



Gov. Bonds (Real Rate) 9%
Long Term Debt 15%
Gov. Bonds (Nom. Rate) 60%
MTNs 16%

Mutual Funds
(September, 2003)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN	
				MKT AVG.	MSE
DINBUR	Fixed Income	4,110.0	6.06%	5.23%	
INBUREX	Fixed Income	5,557.0	6.06%	5.19%	
INBURSA	Stock´s, Bonds $ M.M.	3,156.0	32.99%	25.39%	26.70%
FONIBUR	Stock´s, Bonds $ M.M.	5,018.4	39.49%	25.39%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursátil posted $107.8 MM Ps profits in the period Jan-Sep ´03 compared with $96.9 MM Ps in the same period of the previous year, a 11.3% increase. This was mainly explained by better market conditions as well as higher levels of operations during the first nine months of 2003.

In the third quarter of 2003 Inversora Bursatil underwrote $74.3 Bn Ps in Commercial Paper,accumulating $212.4 Bn Ps for the first nine months of 2003, continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps.	3Q03	2Q03	3Q02	Jan - Sep ´03	Jan - Sep ´02
Operating Margin	46.0	95.5	33.4	155.4	179.4
Interest Income	0.7	0.5	2.4	3.4	(3.2)
Net Income	33.3	65.2	21.3	107.8	96.9
Total Assets	971.2	937.5	1,055.8	971.2	1,055.8
Investment Portfolio	776.6	739.9	805.6	776.6	805.4
Stockholders' Equity	782.2	750.9	790.2	782.2	790.2
Assets in Custody	408,447.1	378,831.5	363,846.0	408,447.1	363,846.0

FIANZAS GUARDIANA INBURSA
(Bonds)

In the period Jan-Sep 2003, Fianzas Guardiana Inbursa posted profits of $117.9 MM Ps, compared with $27.7 MM Ps obtained in the same period of the previous year. This result is mainly explained by the released of reserves during 3Q03 that were in excess according with the new regulation.

Select Figures

MM Ps	3Q03	2Q03	3Q02	Jan - Sep ´03	Jan - Sep ´02
Direct Premiums	72.4	68.4	78.7	210.1	200.7
Technical Income	113.0	6.3	25.8	134.0	55.2
Earnings From Investments	2.1	8.9	7.5	18.4	22.1
Monetary Position	(4.7)	0.3	(5.6)	(10.6)	(16.8)
Net Income	81.5	18.6	22.1	117.9	27.7
Total Assets	830.4	800.6	666.4	830.4	666.4
Investments	748.3	719.2	584.9	748.3	584.9
Reserves	209.9	312.5	259.7	209.9	259.7
Stockholders' Equity	503.5	421.6	344.2	503.5	344.2

APPENDIX
US GAAP

Investment by Company

MM USD	3Q03 $	3Q03 %	2Q03 $	% chg vs. 2Q03	3Q02 $	% chg vs. 3Q02
Banco Inbursa	1,545.2	58%	1,618.7	-5%	1,989.4	-22%
Operadora	32.0	1%	31.0	3%	36.7	-13%
Seguros	352.8	13%	358.1	-1%	464.7	-24%
Pensiones	565.1	21%	389.1	45%	0.0	N.A
Fianzas	53.2	2%	57.8	-8%	46.6	14%
Inversora	70.5	3%	70.5	0%	73.8	-5%
Others	58.5	2%	266.8	-78%	70.9	-18%
Total	**2,677.3**	**100%**	**2,792.0**	**-4%**	**2,682.1**	**0%**

Net Income

MM USD	3Q03 $	3Q03 %	2Q03 $	% chg vs. 2Q03	3Q02 $	% chg vs. 3Q02	Jan - Sep ´03 $	Jan - Sep ´02 $
Banco Inbursa	7.1	31%	(37.9)	N.A	27.3	74%	40.7	141.5
Operadora	3.3	15%	4.6	-27%	1.2	169%	11.4	9.0
Seguros	9.1	40%	9.9	-8%	5.5	64%	73.0	32.6
Pensiones	1.3	6%	25.0	-95%	0.0	N.A	27.1	0.0
Fianzas	(2.3)	-10%	4.6	N.A	3.4	N.A	4.4	8.4
Inversora	3.5	15%	6.4	-45%	3.0	19%	11.1	11.9
Others	0.9	4%	1.5	-41%	1.2	-24%	3.2	0.7
Total	**22.9**	**100%**	**14.1**	**63%**	**41.6**	**-45%**	**170.7**	**204.0**

Sources & Uses of Funds
(MM USD)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,545.2	2,792.3	440.2	224.4	1,493.4	**6,495.6**
Seguros Inbursa	352.8	-	731.6	201.8	165.8	**1,452.0**
Pensiones Inbursa	565.1	-	915.7	106.1	201.2	**1,788.1**
Inversora Bursátil	70.5	-	-	1.9	15.0	**87.3**
Operadora Inbursa	32.0	-	-	0.2	3.6	**35.8**
Fianzas G-Inbursa	53.2	-	0.7	-	20.6	**74.5**
Others	58.5	7.0	-	1.7	372.0	**439.2**
TOTAL	**2,677.3**	**2,799.3**	**2,088.2**	**536.1**	**2,271.5**	**10,372.4**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income/MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	1,133.3	3,447.0	1,331.8	20.2	563.3	**6,495.6**
Seguros Inbursa	166.7	66.9	716.0	55.5	446.9	**1,452.0**
Pensiones Inbursa	300.2	7.7	228.4	121.2	1,130.6	**1,788.1**
Inversora Bursátil	70.5	-	3.7	2.8	10.3	**87.3**
Operadora Inbursa	6.5	-	-	-	29.2	**35.8**
Fianzas G-Inbursa	23.7	-	-	9.9	40.9	**74.5**
Others	315.0	0.5	0.5	2.9	120.3	**439.2**
TOTAL	**2,015.9**	**3,522.4**	**2,280.4**	**212.5**	**2,341.5**	**10,372.4**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	3Q03	%	2Q03	%	3Q02	%
TOTAL LOAN PORTFOLIO	**3,447**	**100%**	**4,325**	**100%**	**3,559**	**100%**
Commercial	3,124	91%	3,884	90%	3,192	90%
Financial Institutions	63	2%	414	10%	261	7%
Consumer	244	7%	1	0%	0	0%
Housing	5	0%	7	0%	28	1%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**11**	**0%**	**19**	**0%**	**78**	**2%**
LOAN LOSS RESERVES	**440**	**13%**	**422**	**10%**	**359**	**10%**

	3Q03	2Q03	3Q02
Pesos	53%	45%	54%
USD	47%	55%	46%
Secured *	84%	78%	72%
Unsecured	16%	22%	28%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of September 30, 2003)

TIER 1 CAPITAL		**16,869**
STOCKHOLDERS' EQUITY		19,811
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	1,690
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,123
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	129
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
TIER 2 CAPITAL		**791**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		791
SUBORDINATED DEBT		-
TIER 1 & 2 CAPITAL		**17,660**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	35,642	2,851
PESO OR UDI REAL INTEREST RATE OPERATIONS	1,127	90
FOREIGN CURRENCY NOMINAL INTEREST RATE	8,156	653
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	11	1
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	3,376	270
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	2,829	226
TOTAL	**51,141**	**4,091**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,487	119
GRUOP III (RISK WEIGHT 100 %)	61,794	4,943
SUB-TOTAL	**63,280**	**5,062**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,849	148
TOTAL	**65,129**	**5,210**

INVESTMENT IN SECURITIES
September 30, 2003
(Constant 000´s Pesos as of June 30, 2003)

TRADING PORTFOLIO	**5,611,657**
Securities	602,563
Securities Issued by Finantial Institutions	0
Bonds	2,943,100
Government Securities	2,065,994
Other Issues (CPO´s)	0
SECURITIES HELD FOR SALE	**1,840**
Government Securities	1,840
SECURITIES HOLD TO MATURITY	**5,555,703**
Bearer Notes	1,046,264
Techtel, Telegua	84,449
Credit Link	4,326,704
Commercial paper	98,286

REPURCHASE PORTFOLIO
September 30, 2003
(Constant 000´s Pesos as of June 30, 2003)

REPURCHASE AGREEMENTS	**45,157**
Cetes	855
Bondes	44,302
RESELL AGREEMENTS	**-9,861**
Cetes	-855
Bondes	-9,006

DEFERRED TAXES
September 30, 2003
(Constant 000´s Pesos as of June 30, 2003)

TOTAL DEFERRED TAXES	**336,097**
Foreign Exchange Investments	208,948
Investments	1,580
Stocks	99,121
Permanent Equity Investments	30,344
Repos	14,213
Forwards	116,544
Swaps	-134,653

LOAN PORTFOLIO
(Constant MM Pesos as of September 30, 2003)

	3Q03 PERFORMING LOANS	3Q03 NON PERFORMINGLOANS
Commercial	34,409	121
Interbank	689	-
Consumer	2,682	-
Mortgages	57	5
Government	-	-
Fobaproa Bonds	-	-
Total	**37,837**	**126**

LOAN PORTFOLIO	3Q03
Total Loan Portfolio	37,963
Loan Loss Reserves	4,848
TOTAL LOAN PORTFOLIO (NET)	**33,115**

DEBTOR SUPPORT PROGRAMS	TOTAL	COST
Dicounts on Mortgages	-	-
Discounts on Agricultural & Fisheries	-	-
Discounts on Small & Medium Size Companies	1	-
Total	**1**	-

For recently created banks, the cost of bail-out programs is 100% absorbed by the federal government.

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	15,111	1,694	17,604	**34,409**
Interbank	645	-	44	**689**
Consumer	2,332	350	-	**2,682**
Mortgages	45	12	-	**57**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**18,133**	**2,056**	**17,648**	**37,837**
NON PERFORMING LOANS				
Commercial	69	-	52	**121**
Mortgages	5	-	-	**5**
Total Non Permorming Loans	**74**	**0**	**52**	**126**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES

Loan Loss Reserves at June 30, 2003 (constant million pesos as of September 30, 2003)	**4,434**
- Adjustment for inflation June 2003 - September 2003	32
Loan Loss Reserves at June, 2003 (million nominal pesos)	**4,402**
+ Provisions recorded during the period	276
+ Currency valuation & other	170
Loan Loss Reserves at September 30, 2003.	**4,848**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of September 30, 2003)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**39,995**	**4,848**
Commercial Loans	**36,574**	**4,781**
Risk "A"	19,801	164
Risk "B"	10,232	1,505
Risk "C"	5,241	1,834
Risk "D"	191	172
Risk "E"	1,109	1,107
Except Federal Government	0	0
Interbank Loans	**689**	**46**
Risk "A"	493	4
Risk "B"	180	36
Risk "C"	16	6
Risk "D"	0	0
Risk "E"	0	0
Mortgages Loans	**50**	**7**
Risk "A"	20	0
Risk "B"	15	1
Risk "C"	15	5
Risk "D"	0	0
Risk "E"	0	0
Consumer Loans	**2,682**	**14**
Risk "A"	2,682	14
Risk "B"	0	0
Risk "C"	0	0
Risk "D"	0	0
Risk "E"	0	0
Aditional Reserves		**0**

MM current Ps as of September, 2003

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	57.5%	22,996	0% - 0.99%	182
B	26.1%	10,427	1% - 19.99%	1,542
C	13.2%	5,272	20% - 59.99%	1,845
D	0.5%	191	60% - 89.99%	172
E	2.8%	1,109	90% - 100%	1,107
Subtotal	**100%**	**39,995**		**4,848**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	0
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**39,995**	**Total Reserves**	**4,848**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING SEPTEMBER 30,2003, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF SEPTEMBER 30, 2003. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON SEPTEMBER 30, 2003.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF SEPTEMBER 2003 FOR $125,000 Ps

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $272,000 Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF SEPTEMBER 2003 FOR $13,409, $1,000, $2,000, $189,000 and $82,000 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF SEPTEMBER 30, 2003.

DERIVATIVES INSTRUMENTS

(Constant 000's Pesos as of September ´03)

	USD	Pesos
Hedging Derivatives		
Forwards		
Bid	5,928,477.2	-
Ask	11,595,521.9	-
Transactional Derivatives		
Forwards		
Bid	345,067.1	-
Ask	397,995.9	-
Futures		
TIIE 28	-	-
Dollar	603,000.0	-
Pesos	-	-
TOTAL	**18,870,062.1**	**-**

MATURITY	TOTAL
1 to 7 days	167,133
8 days to 1 month	28,844
1 to 3 months	52,963
3 to 6 months	123,572
6 to 9 months	111,516
9 months to 1 year	112,709
1 to 2 years	1,568,277
2 to 3 years	34,862
3 to 4 years	-
4 to 5 years	25,019
5 to 7 years	-
7 to 9 years	-
more than 9	-
TOTAL	**2,224,895**

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of September ´03)

	September 30,2003
Pesos	1,032,473
USD*	1,192,422
TOTAL	**2,224,895**

BALANCE:

PESOS	Balance	Weighted
Discounts	949,585	
Interbanking	82,888	
	1,032,473	**4.20%**

USD*	Balance	Weighted
Loans from foreing banks	1,023,695	
Loans from national banks	165,200	
Discounts	3,527	
	1,192,422	**1.51%**

*** Figures in USD are expressed in Pesos**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Interest Income	94.3	101.4	118.1	125.7	127.1	109.0	99.3
Interest Expense	46.9	8.6	34.3	95.5	50.4	155.1	45.3
FINANCIAL MARGIN	**47.4**	**92.8**	**83.8**	**30.2**	**76.7**	**(46.1)**	**54.0**
Loan Loss Provisions	75.5	5.0	3.8	5.0	30.5	27.9	26.5
RISK ADJUSTED NII	**(28.1)**	**87.9**	**80.0**	**25.2**	**46.2**	**(74.1)**	**27.5**
Premiums	186.2	221.9	258.3	805.7	116.5	147.7	138.1
Comissions & Tariffs	23.5	20.5	14.5	18.5	16.1	35.0	22.8
Market-Related Income	136.3	22.1	26.1	159.6	87.9	92.9	50.3
TOTAL OPERATING INCOME	**318.0**	**352.4**	**378.9**	**1,008.9**	**266.7**	**201.5**	**238.7**
Aquisiton Cost	41.4	44.3	33.6	19.0	29.8	30.2	27.8
Contrctual obligatios & other net Cost	102.4	175.8	225.9	725.3	80.2	93.4	95.9
Policies dividends	25.7	15.7	15.8	30.4	0.1	3.3	2.3
Other Insurance & Bond reserves	3.3	3.3	2.0	2.5	3.8	0.2	2.0
Administrative Expenses	53.5	41.4	53.8	67.7	17.8	54.7	48.6
OPERATING INCOME	**91.6**	**72.0**	**47.9**	**164.1**	**134.9**	**19.7**	**62.1**
Other Expenses (Products)	(0.2)	(0.1)	0.1	0.7	5.2	(5.2)	(5.0)
NET INCOME BEFORES TAXES	**91.8**	**72.0**	**47.8**	**163.4**	**129.8**	**24.9**	**67.1**
Incurred Income Tax	5.6	41.7	6.5	0.3	25.7	5.5	21.4
Deferred Income Tax	(17.3)	(14.3)	(1.5)	59.2	14.8	21.8	5.6
NET INCOME BEFORE SUBSIDIARIES	**103.5**	**44.6**	**42.8**	**103.9**	**89.2**	**(2.4)**	**40.1**
Participated net income from subs.	10.3	4.5	(1.5)	3.3	44.4	10.2	(14.7)
RESULTS FROM CONTINUED OPERATION	**113.8**	**49.1**	**41.2**	**107.2**	**133.6**	**7.7**	**25.4**
NET INCOME	**113.8**	**49.1**	**41.2**	**107.2**	**133.6**	**7.7**	**25.4**
MINORITY INTEREST	**0.4**	**0.1**	**(0.4)**	**0.0**	**(0.1)**	**(6.3)**	**2.5**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Cash & due from Banks	**528.0**	**544.8**	**736.6**	**600.3**	**1,096.7**	**707.9**	**568.0**
Financial Instruments	**3,130.3**	**2,759.4**	**3,166.0**	**2,937.0**	**2,812.0**	**3,704.8**	**3,763.3**
Negotiable	1,603.7	1,281.5	1,353.3	1,269.3	1,121.7	1,943.3	1,586.6
For Sale	587.6	565.8	829.9	659.4	698.1	705.1	644.7
Held to Maturity	939.0	912.0	982.7	1,008.2	992.2	1,056.5	1,532.0
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**14.3**	**12.8**	**12.4**	**12.1**	**11.6**	**12.0**	**11.8**
Repos & Derivatives	**496.4**	**763.8**	**975.9**	**1,221.0**	**828.6**	**917.9**	**766.1**
Repo Operations	4.7	9.1	6.6	5.6	7.3	7.6	7.9
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	491.7	754.7	969.3	1,215.4	821.3	910.3	758.2
LOANS	**3,873.5**	**3,650.3**	**3,475.9**	**4,058.7**	**4,204.2**	**4,156.8**	**3,427.7**
Commercial	3,803.7	3,270.4	3,186.8	3,753.7	3,836.8	3,734.3	3,116.4
Interbank	0.0	203.5	260.8	289.6	358.6	414.4	62.6
Consumer	0.2	0.3	0.4	0.6	0.7	0.9	243.5
Housing	64.3	49.4	27.9	14.8	8.1	7.1	5.1
Federal Government	5.2	126.7	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**32.4**	**90.0**	**78.5**	**70.4**	**70.6**	**19.2**	**11.4**
TOTAL GROSS LOANS	**3,905.8**	**3,740.3**	**3,554.4**	**4,129.1**	**4,274.8**	**4,176.0**	**3,439.1**
Loan Loss Reserves	369.3	358.1	358.6	368.4	387.4	421.8	440.2
TOTAL NET LOANS	**3,536.5**	**3,382.1**	**3,195.8**	**3,760.7**	**3,887.4**	**3,754.2**	**2,998.9**
Receivables,Sundry Debtors & Adv. Payments	693.6	413.7	1,169.2	566.3	1,200.2	1,627.9	715.5
Fixed Assets (net)	184.0	167.1	148.4	150.6	151.4	158.6	151.8
Repossessed Assets	2.6	2.3	2.3	1.9	1.8	1.9	1.8
Permanent Equity Investments	383.0	299.6	303.7	302.4	389.7	228.4	235.3
Deferred Taxes (net)	0.0	0.0	0.0	1.7	1.1	1.2	0.0
Other assets,deferred charges & intangible	238.8	206.1	190.1	210.3	287.6	276.5	334.9
TOTAL ASSETS	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**	**10,668.2**	**11,391.4**	**9,547.4**

LIABILITIES	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
DEPOSITS	**2,428.9**	**1,941.5**	**2,302.0**	**2,770.6**	**2,910.0**	**3,339.3**	**2,786.7**
Demand Deposits	67.6	57.3	57.4	547.7	740.7	827.2	883.0
Time Deposits	122.9	120.2	126.6	146.4	96.8	111.1	97.9
Bank Bonds	201.0	181.2	176.6	173.4	167.0	172.8	0.0
MTN´s	2,037.4	1,582.9	1,941.4	1,903.2	1,905.5	2,228.2	1,805.8
Contingency claim & Premium Reserves	**1,675.2**	**1,686.8**	**1,868.8**	**1,635.1**	**1,595.3**	**1,686.8**	**1,648.0**
INTERBANK LOANS & OTHER	349.6	362.5	296.1	284.9	99.7	402.8	202.0
REPO & DERIVATIVES OPERATIONS	**477.4**	**796.9**	**1,085.6**	**1,309.6**	**1,635.3**	**918.6**	**865.1**
Repo Operations	3.0	6.9	6.8	4.7	6.6	5.6	4.6
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	474.4	790.0	1,078.8	1,304.9	1,628.7	913.0	860.6
OTHER ACCOUNTS PAYABLE	**721.8**	**520.1**	**1,181.3**	**533.4**	**1,206.3**	**1,647.1**	**766.2**
Income tax & Employee profit sharing	56.6	26.4	83.2	83.6	72.1	47.8	68.1
Other accounts payable	665.2	493.8	1,098.1	449.8	1,134.2	1,599.3	698.0
DEFERRED TAXES	548.0	482.8	476.8	510.9	496.5	548.7	534.4
DEFERRED CREDITS	6.8	6.9	5.2	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**6,207.8**	**5,797.7**	**7,215.9**	**7,044.5**	**7,943.1**	**8,543.4**	**6,802.5**
STOCKHOLDERS´ EQUITY							
SUSCRIBED CAPITAL	**1,016.0**	**1,016.0**	**1,014.2**	**1,011.7**	**1,010.1**	**1,009.0**	**1,009.0**
Paid-in Capital	1,016.0	1,016.0	1,014.2	1,011.7	1,010.1	1,009.0	1,009.0
EARNED CAPITAL	**1,979.4**	**1,735.9**	**1,667.9**	**1,705.2**	**1,700.9**	**1,783.1**	**1,668.3**
Retained Earnings	1,629.0	1,606.4	1,595.8	1,572.8	2,069.1	1,847.5	1,853.3
Adjusments for changes in Accounting Principles	237.0	(32.9)	(131.9)	(178.8)	(502.0)	(212.3)	(355.7)
Net Income of the period	113.4	162.4	204.0	311.2	133.8	147.8	170.7
Minority Interest	4.1	2.4	2.5	2.6	14.1	56.0	67.5
TOTAL STOCKHOLDERS´ EQUITY	**2,999.6**	**2,754.3**	**2,684.6**	**2,719.6**	**2,725.2**	**2,848.0**	**2,744.9**
LIABILITIES & STOCKHOLDERS' EQUITY	**9,207.4**	**8,551.9**	**9,900.4**	**9,764.1**	**10,668.2**	**11,391.4**	**9,547.4**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Interest Income	89.7	96.2	111.4	118.4	121.0	103.1	93.9
Interest Expense	48.3	7.2	34.4	95.5	51.3	154.4	46.7
Financial Margin	**41.5**	**89.0**	**77.1**	**22.9**	**69.7**	**(51.3)**	**47.2**
Loan Loss Provisions	75.5	5.0	3.8	5.0	30.5	27.9	26.5
Risk Adjusted Net Interest Income	**(34.1)**	**84.0**	**73.2**	**17.9**	**39.2**	**(79.2)**	**20.8**
Comissions and Fees	15.7	6.9	10.0	15.9	12.7	27.5	16.1
Market-Related Income	88.6	(23.8)	(34.8)	56.4	27.7	43.5	8.1
Operating Revenues	**70.2**	**67.2**	**48.4**	**90.2**	**79.6**	**(8.2)**	**45.0**
Non-Interest Expense	26.1	18.9	24.7	28.2	25.9	25.8	26.8
Operating Income	**44.1**	**48.3**	**23.7**	**61.9**	**53.7**	**(34.0)**	**18.2**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**44.1**	**48.3**	**23.7**	**61.9**	**53.7**	**(34.0)**	**18.2**
Incurred Income Tax & Profit Sharing	0.7	37.8	(0.9)	(9.3)	12.1	(1.1)	2.9
Deferred Income Tax	(25.6)	(19.0)	(0.7)	32.7	9.4	4.9	1.2
Net Income before Subsidiaries' Net Income	**68.9**	**29.5**	**25.4**	**38.6**	**32.2**	**(37.8)**	**14.1**
Subsidiaries' Net Income	9.2	7.0	1.6	(0.7)	39.1	(6.4)	(4.5)
Continous Operations' Net Income	**78.1**	**36.5**	**26.9**	**37.9**	**71.3**	**(44.2)**	**9.7**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.4)	(0.1)	0.4	(0.0)	0.1	6.3	(2.5)
Net Income	**77.8**	**36.4**	**27.3**	**37.9**	**71.4**	**(37.9)**	**7.1**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Cash & Due From Banks	**527.2**	**547.6**	**738.0**	**599.2**	**1,094.5**	**700.0**	**569.5**
Financial Instruments	**928.4**	**567.4**	**671.9**	**759.4**	**456.5**	**1,140.9**	**1,133.3**
Negotiable	916.9	558.1	662.8	750.5	448.0	1,130.6	628.7
For Sale	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	11.4	9.0	8.9	8.7	8.3	10.1	504.5
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	
Repos & Derivatives	**492.5**	**757.3**	**969.4**	**1,216.7**	**825.3**	**912.4**	**762.3**
Repo Operations	0.8	2.6	0.1	1.3	4.0	2.1	4.1
Derivatives	491.7	754.7	969.3	1,215.4	821.3	910.3	758.2
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**3,919.6**	**3,691.4**	**3,481.0**	**4,065.0**	**4,348.2**	**4,306.2**	**3,435.6**
Commercial	3,849.9	3,311.5	3,191.9	3,760.0	3,980.8	3,883.7	3,124.3
Interbank	0.0	203.5	260.8	289.6	358.6	414.4	62.6
Consumer	0.2	0.3	0.4	0.6	0.7	0.9	243.5
Housing	64.3	49.4	27.9	14.8	8.1	7.1	5.1
Federal Government	5.2	126.7	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**32.4**	**90.0**	**78.5**	**70.4**	**70.6**	**19.2**	**11.4**
Total Gross Loans	**3,952.0**	**3,781.3**	**3,559.5**	**4,135.4**	**4,418.8**	**4,325.4**	**3,447.0**
Preventive Provision for Credit Risks	**369.3**	**358.1**	**358.6**	**368.4**	**387.4**	**421.8**	**440.2**
Total Net Loans	**3,582.7**	**3,423.2**	**3,200.9**	**3,767.0**	**4,031.4**	**3,903.7**	**3,006.8**
Receivables & Sundry Debtors	386.4	108.2	852.6	124.4	819.2	950.5	371.2
Fixed Assets (net)	26.9	25.6	8.8	11.2	12.7	16.5	20.2
Repossessed Property	2.6	2.3	2.3	1.9	1.8	1.9	1.8
Permanent Equity Investments	350.0	270.7	277.2	274.8	362.2	188.4	175.6
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	50.0	50.1	36.8	35.2	22.8	13.2	14.8
TOTAL ASSETS	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**	**7,626.4**	**7,827.5**	**6,055.4**

LIABILITIES	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Deposits	**2,431.8**	**1,945.9**	**2,303.8**	**2,777.7**	**2,914.2**	**3,376.3**	**2,792.3**
Demand Deposits	70.5	61.7	59.2	554.5	744.9	833.0	888.5
Time Deposits	122.9	120.2	126.6	146.4	96.8	111.1	97.9
Bank Bonds	201.0	181.2	176.6	284.8	167.0	172.8	0.0
MTN´s	2,037.4	1,582.9	1,941.4	1,792.0	1,905.5	2,259.4	1,805.8
Interbank Loans & Other	395.2	402.4	296.1	284.8	238.5	545.4	202.0
Repo Operations	(0.3)	0.4	0.3	0.6	3.2	0.6	0.9
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	474.4	790.0	1,078.8	1,304.9	1,628.7	913.0	860.6
Other Accounts Payable	448.0	280.2	825.3	158.7	614.7	1,123.4	415.1
Income Tax & Employee Profit Sharing	28.2	0.0	49.8	39.4	25.2	9.0	11.3
Deferred Taxes	244.8	204.6	206.6	221.8	225.0	237.7	224.4
Deferred Credits	6.8	6.9	5.2	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**4,028.9**	**3,630.5**	**4,765.9**	**4,788.1**	**5,649.6**	**6,205.4**	**4,506.6**
STOCKHOLDERS´ EQUITY							
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**1,330.6**	**1,134.8**	**1,004.8**	**1,014.5**	**989.7**	**635.0**	**561.6**
Capital Reserves	193.8	205.5	205.5	205.5	205.5	226.4	226.4
Retained Earnings	1,334.9	1,323.3	1,239.5	1,239.5	1,418.8	1,001.9	1,001.9
Adjustment for Changes on Accounting Principles	(280.1)	(510.5)	(584.1)	(612.4)	(708.8)	(630.3)	(710.8)
Net income of the period	77.8	114.2	141.5	179.3	71.4	33.5	40.7
Minority Interest	4.1	2.4	2.5	2.6	2.8	3.5	3.5
Total Stockholders´ Equity	**2,317.7**	**2,121.9**	**1,991.9**	**2,001.7**	**1,976.8**	**1,622.2**	**1,548.8**
LIABILITIES & STOCKHOLDERS´ EQUITY	**6,346.6**	**5,752.4**	**6,757.8**	**6,789.8**	**7,626.4**	**7,827.5**	**6,055.4**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Revenue	**222.4**	**266.2**	**307.1**	**899.5**	**140.4**	**151.8**	**145.5**
Premiums	179.4	216.2	246.4	800.2	113.8	133.2	129.6
Investments Net.	43.1	50.0	60.8	99.3	26.6	18.6	15.9
Expenses and Claims	**190.5**	**255.4**	**295.4**	**802.6**	**107.2**	**117.5**	**125.8**
Claims and Other Contractual Obligations	95.6	172.4	223.0	721.0	63.1	74.7	76.1
Acquisition Cost	41.6	44.5	33.9	19.6	28.4	27.6	26.7
Policies Dividends	25.7	15.7	15.8	30.4	0.1	3.3	2.3
Other Reserves Increase	3.3	3.3	2.0	2.5	0.0	0.0	0.0
Operating Expenses	24.2	19.5	20.7	29.1	15.6	11.9	20.7
Income Before Subsidiaries Results	**32.0**	**10.8**	**11.8**	**96.9**	**33.2**	**34.3**	**19.7**
Subsidiaries Result	(0.2)	(0.1)	(2.6)	2.9	0.3	(0.1)	0.4
Income Before Taxes	**31.8**	**10.7**	**9.2**	**99.9**	**33.6**	**34.2**	**20.1**
Income tax	0.0	0.2	4.5	7.6	(1.6)	12.7	9.3
Deferred Income tax	9.2	6.0	(0.9)	25.8	(18.9)	11.7	1.7
Net income	**22.6**	**4.4**	**5.5**	**66.5**	**54.1**	**9.9**	**9.0**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Investments	**2,040.1**	**2,033.4**	**2,230.7**	**2,011.5**	**845.2**	**927.1**	**977.1**
Financing operation investments	7.4	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**526.8**	**562.4**	**442.0**	**358.6**	**282.6**	**344.9**	**402.3**
Fixed Income	526.8	561.8	441.5	358.6	282.6	344.9	402.3
Equity	0.0	0.5	0.5	0.0	0.0	0.0	0.0
Investements for Sale	**562.6**	**552.6**	**806.3**	**639.0**	**504.9**	**492.8**	**480.4**
Fixed Income	437.2	423.0	679.3	520.2	379.1	338.4	313.7
Equity	125.5	129.6	127.0	118.8	125.8	154.4	166.7
Held to Maturity Investments	883.5	856.0	926.5	950.1	0.0	0.0	0.0
Investments on Real Estate for Leasing	14.3	12.8	12.4	12.1	11.6	12.0	11.8
Investments on Subsidiaries	1.4	2.6	(3.9)	2.3	2.4	10.8	15.7
Loans on policies	44.1	47.0	47.3	49.4	43.7	66.6	66.9
Cash	(4.1)	1.2	(0.3)	6.1	5.2	10.2	0.8
Interest Debtors	16.3	28.8	16.7	30.8	5.5	3.7	2.3
Premium debtors & Receivable	187.3	182.2	181.8	249.5	194.1	241.1	195.5
Reinsurers and receivable	**88.8**	**76.9**	**103.0**	**146.9**	**123.6**	**143.7**	**118.2**
Benefitts and claims	69.7	44.3	63.7	68.6	68.5	55.8	48.5
Policies reserves	19.2	32.6	39.3	78.3	55.1	87.9	69.7
Deferred Aquisition cost	74.0	60.9	53.9	62.4	59.2	63.9	58.1
Fixed Assets, net	148.8	132.7	130.8	126.0	46.1	46.9	43.7
Other assets	105.7	86.4	85.6	95.0	61.8	57.7	56.3
Total assets	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**	**1,340.8**	**1,494.4**	**1,452.0**

LIABILITIES	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Technical reserves	**1,671.4**	**1,684.8**	**1,866.3**	**1,633.0**	**681.5**	**732.2**	**731.6**
Unearned premium reserve, claims pending for paid, life & health	1,184.2	1,254.8	1,410.6	1,121.2	218.2	234.1	273.3
Pending claims reserve, accidents & casualties and health	158.5	128.4	154.0	153.9	162.0	160.9	156.1
Other insurances fund	75.9	62.1	60.0	71.5	60.9	64.3	61.2
Unearned premiums reserve of accident & casualty, and health	227.8	215.0	217.4	262.0	240.5	272.8	241.0
Other reserves	24.9	24.4	24.2	24.4	0.0	0.0	0.0
Reinsurances payable	**8.8**	**21.5**	**21.0**	**53.4**	**31.1**	**63.0**	**43.8**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	8.8	21.5	21.0	53.3	31.0	62.9	43.7
Deferred taxes	301.8	277.7	267.9	288.5	179.7	211.6	201.8
Income tax & profit sharing	2.3	2.7	8.0	17.2	26.5	15.8	26.6
Value Added Tax	21.9	21.0	20.7	30.8	26.4	29.6	24.5
Other labilities	134.9	120.4	153.4	193.8	64.5	84.2	70.8
Total liabilities	**2,141.0**	**2,128.1**	**2,337.5**	**2,216.7**	**1,009.6**	**1,136.3**	**1,099.2**
STOCKHOLDERS' EQUITY							
Paid in capital	152.7	152.7	152.7	152.7	52.1	52.1	52.1
Other reserves	76.8	143.5	132.5	113.1	21.4	40.8	43.9
Net Income	22.6	27.1	32.6	99.1	54.1	64.0	73.0
Retained earnings	270.0	173.4	179.1	189.0	419.6	219.4	209.4
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	50.9	35.0	24.9	14.5	(160.1)	37.8	30.4
Gain on valuation of real estate	55.7	55.7	55.7	55.7	56.7	56.7	56.7
Total stockholders equity	**515.9**	**474.6**	**464.7**	**511.4**	**331.1**	**358.1**	**352.8**
Total liabilities and stockholders equity	**2,657.0**	**2,602.6**	**2,802.2**	**2,728.1**	**1,340.8**	**1,494.4**	**1,452.0**

PENSIONES INBURSA
Income Statement
(MM USD)

	1Q03	2Q03	3Q03
Revenue	**31.0**	**31.5**	**32.6**
Premiums	(1.3)	6.7	1.6
Investments Net.	32.2	24.8	31.0
Expenses and Claims	**8.8**	**14.8**	**11.4**
Claims and Other Contractual Obligations	14.5	15.8	15.9
Acquisition Cost	1.9	2.6	1.6
Policies Dividends	0.0	0.0	0.0
Other Reserves Increase	3.8	0.2	2.0
Operating Expenses	(11.4)	(3.8)	(8.1)
Income Before Subsidiaries Results	**22.1**	**16.6**	**21.2**
Subsidiaries Result	4.3	13.4	(11.7)
Income Before Taxes	**26.5**	**30.0**	**9.5**
Income tax	2.6	0.9	2.1
Deferred Income tax	23.1	4.1	6.1
Net income	**0.8**	**25.0**	**1.3**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03
Investments	**1,352.3**	**1,393.8**	**1,504.1**
Financing operation investments	0.0	0.0	0.0
Negotiable Investments	**242.0**	**235.2**	**400.9**
Fixed Income	239.0	235.2	101.5
Equity	2.9	0.0	299.4
Investements for Sale	**170.2**	**178.8**	**127.7**
Fixed Income	169.7	178.1	126.9
Equity	0.5	0.7	0.8
Held to Maturity Investments	940.1	979.8	953.0
Investments on Real Estate for Leasing	0.0	0.0	0.0
Investments on Subsidiaries	0.0	0.0	14.8
Loans on policies	0.0	0.0	7.7
Cash	0.2	0.9	1.7
Interest Debtors	15.0	32.1	16.1
Premium debtors & Receivable	32.2	91.5	0.7
Reinsurers and receivable	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0
Fixed Assets, net	79.5	81.0	72.0
Other assets	137.7	132.3	193.5
Total assets	**1,617.0**	**1,731.5**	**1,788.1**

LIABILITIES	Mar-03	Jun-03	Sep-03
Technical reserves	**910.9**	**953.3**	**915.7**
Uneamed premium reserve, claims pending for paid, life & health	886.6	927.9	891.5
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0
Other insurances fund	0.3	0.2	0.1
Uneamed premiums reserve of accident & casualty, and health	0.0	0.0	0.0
Other reserves	24.0	25.2	24.1
Reinsurances payable	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0
Deferred taxes	89.6	97.2	106.1
Income tax & profit sharing	4.6	3.6	8.1
Value Added Tax	0.0	19.8	0.2
Other labilities	389.8	268.6	128.8
Total liabilities	**1,394.9**	**1,342.4**	**1,159.0**
STOCKHOLDERS´ EQUITY			
Paid in capital	100.5	181.8	438.4
Other reserves	7.7	9.5	5.6
Net Income	0.8	25.8	27.1
Retained earnings	152.6	162.4	165.2
Acummulated Deferred Taxes	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(50.9)	(42.8)	(71.1)
Minority Interest	11.4	52.5	64.0
Total stockholders equity	**222.1**	**389.1**	**629.1**
Total liabilities and stockholders equity	**1,617.0**	**1,731.5**	**1,788.1**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Earnings from Investment Sales	0.0	0.0	(1.9)	0.1	0.1	0.1	0.0
Asset Management Income	5.2	4.2	3.8	3.6	3.2	3.7	3.7
Earnings form Interest	0.4	0.2	2.3	0.3	1.4	(0.5)	0.1
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.6**	**4.4**	**4.2**	**4.0**	**4.7**	**3.3**	**3.8**
General Expenses	1.5	1.4	1.3	0.2	0.2	0.2	0.2
Total expenses	**1.5**	**1.4**	**1.3**	**0.2**	**0.2**	**0.2**	**0.2**
Earnings Before Taxes	**4.1**	**3.0**	**2.9**	**3.8**	**4.6**	**3.1**	**3.5**
Incurred Income Tax & Profit Sharing	1.3	1.2	1.3	1.2	1.1	1.2	1.2
Defferred Income Tax	(3.6)	(0.8)	(0.3)	0.5	0.5	0.4	0.5
Net Income Before Deferred Accounts	**6.4**	**2.6**	**1.9**	**2.0**	**3.0**	**1.5**	**1.9**
Earnings from subsidiaries	1.2	(2.5)	(0.6)	0.9	0.5	3.1	1.4
Unadjusted for monetary position result	**7.6**	**0.2**	**1.2**	**3.0**	**3.5**	**4.6**	**3.3**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	**7.6**	**0.2**	**1.2**	**3.0**	**3.5**	**4.6**	**3.3**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	57.4	52.6	13.7	15.9	19.7	4.3	6.5
Sundry Debtors	1.9	1.3	1.2	1.2	1.1	1.3	1.2
Permanent investments	27.3	22.5	21.3	21.7	22.1	25.4	25.4
Receivable Taxes	0.0	2.6	5.8	6.4	1.1	2.8	3.7
TOTAL ASSETS	**86.6**	**79.0**	**42.0**	**45.2**	**44.1**	**33.7**	**36.8**
LIABILITIES							
Sundry Creditors	45.7	40.2	0.0	0.0	0.2	0.0	0.0
Payable Taxes	1.1	2.4	3.6	4.7	1.1	2.1	3.5
Deferred Income Tax	(0.0)	(0.0)	1.7	1.7	1.6	0.6	1.2
TOTAL LIABILITIES	**46.8**	**42.6**	**5.3**	**6.3**	**2.9**	**2.7**	**4.8**
STOCKHOLDERS' EQUITY							
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	33.0	33.0	33.0	33.0	45.0	45.0	45.0
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	7.6	7.7	9.0	12.0	3.5	8.1	11.4
Forex effect on Stockholders'equity	(2.4)	(5.9)	(6.8)	(7.6)	(8.8)	(23.5)	(25.9)
TOTAL STOCKHOLDERS' EQUITY	**39.8**	**36.4**	**36.7**	**38.9**	**41.2**	**31.0**	**32.0**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**86.6**	**79.0**	**42.0**	**45.2**	**44.1**	**33.7**	**36.8**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Revenue	**11.2**	**7.0**	**7.3**	**6.9**	**5.2**	**8.9**	**6.8**
Premiums	10.7	9.0	6.6	5.9	4.4	8.0	7.0
Investments Net.	0.4	1.6	0.5	0.9	0.8	0.7	0.4
Earnings (losses) realized on investments	0.1	(3.7)	0.2	0.1	0.0	0.2	(0.6)
Benefitts, Expenses and Claims	**7.3**	**3.1**	**2.6**	**4.1**	**2.5**	**3.2**	**4.1**
Benefitts, Claims and Adjustments	6.8	3.4	2.7	4.4	2.7	2.9	3.9
Acquisition Cost	(0.2)	(0.2)	(0.3)	(0.6)	(0.5)	0.1	(0.4)
Operating Expenses	0.8	0.0	0.2	0.3	0.3	0.3	0.7
Income Before Taxes	**3.9**	**3.9**	**4.8**	**2.8**	**2.8**	**5.6**	**2.7**
Income tax	1.0	(0.5)	0.9	1.6	0.3	0.3	4.8
Deferred Income tax	1.5	0.7	0.4	0.3	0.3	0.7	0.3
Net Income	**1.3**	**3.7**	**3.4**	**0.9**	**2.1**	**4.6**	**(2.4)**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Investments	**54.2**	**49.3**	**51.9**	**53.7**	**56.5**	**64.9**	**64.0**
Negotiable Investments	**23.6**	**30.5**	**22.7**	**28.0**	**30.1**	**27.9**	**23.6**
Fixed Income	23.6	30.5	22.7	28.0	30.1	27.9	23.6
Equity	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**24.8**	**13.1**	**23.5**	**20.2**	**22.8**	**33.3**	**36.5**
Fixed Income	10.3	(0.1)	10.7	2.1	3.3	5.0	0.0
Equity	14.5	13.2	12.8	18.2	19.5	28.3	36.4
Loans on policies	5.8	5.8	5.7	5.5	3.6	3.7	3.9
Cash	0.2	0.1	0.2	0.1	0.1	0.4	0.2
Premium debtors & Receivable	3.2	3.8	3.8	4.0	3.4	4.1	3.8
Reinsurers and receivable	**2.9**	**3.7**	**4.0**	**3.5**	**2.6**	**2.5**	**2.2**
Benefitts and claims	0.2	0.2	0.2	0.2	0.1	0.1	0.1
Policies reserves	2.7	3.5	3.8	3.4	2.5	2.5	2.2
Deferred Aquisition cost	(0.9)	(1.2)	(1.3)	(1.1)	(0.7)	(1.0)	(0.6)
Fixed Assets, net	2.6	2.3	2.3	2.2	2.1	2.2	2.2
Other assets	3.5	1.6	2.5	3.0	0.9	2.0	2.7
Total assets	**65.7**	**59.6**	**63.3**	**65.5**	**64.9**	**75.1**	**74.5**

LIABILITIES	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Technical reserves	**3.9**	**2.1**	**2.5**	**2.0**	**2.9**	**1.3**	**0.7**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Uneamed premiums reserve of accident & casualtv. and health	3.8	2.0	2.4	1.9	2.8	1.2	0.6
Other reserves	0.0	0.0	0.0	0.0	0.1	0.0	0.0
Reinsurances payable	**1.8**	**2.1**	**1.9**	**1.5**	**1.7**	**1.9**	**1.6**
Retained deposits	0.8	0.8	0.7	0.6	0.6	0.6	0.6
Reinsurance premiums and pavable	1.0	1.3	1.2	0.9	1.1	1.3	1.0
Income tax & profit sharing	8.3	8.3	8.6	8.8	8.5	10.2	10.7
Value Added Tax	0.6	0.8	0.9	0.8	0.7	0.8	0.8
Other labilities	6.1	2.3	2.9	4.7	2.1	3.1	7.6
Total liabilities	**20.7**	**15.5**	**16.7**	**17.8**	**16.0**	**17.3**	**21.3**
STOCKHOLDERS´ EQUITY							
Paid in capital	7.9	8.3	8.3	8.3	8.3	11.0	11.0
Other reserves	1.7	1.6	1.6	2.1	2.1	2.1	3.4
Net Income	1.3	5.0	8.4	9.3	2.1	6.7	4.4
Retained earnings	37.4	32.0	31.0	30.7	39.0	40.7	36.6
Acummulated Deferred Taxes	(4.3)	(3.9)	(3.8)	(3.8)	(3.6)	(3.8)	(3.6)
Others	1.1	1.1	1.1	1.1	1.0	1.1	1.4
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**45.0**	**44.1**	**46.6**	**47.7**	**48.9**	**57.8**	**53.2**
Total liabilities and stockholders eauitv	**65.7**	**59.6**	**63.3**	**65.5**	**64.9**	**75.1**	**74.5**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.1	0.1	0.1	0.1	0.0	0.0	0.0
Interest Income	(0.5)	(0.1)	0.2	0.0	0.2	0.1	0.1
Comissions	9.7	15.3	6.6	3.6	4.3	8.2	8.3
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	4.6	(0.5)	2.4	3.2	1.6	5.5	2.1
Subsidiaries' Net Income	0.1	0.1	0.1	0.1	0.1	0.2	0.1
Other Income	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Total Earnings	**14.0**	**15.0**	**9.5**	**7.1**	**6.3**	**14.1**	**10.7**
Interest expenses	0.0	0.1	0.0	(0.0)	(0.0)	0.0	0.0
Comissions and Fees	1.7	1.6	1.1	0.9	0.8	0.8	1.6
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	2.6	2.6	2.6	6.4	0.1	0.0	(0.0)
General Expenses	0.9	2.8	1.5	5.4	3.1	3.7	4.0
Contingency Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.2	0.2	0.2	0.2	0.1	0.2	0.2
Losses from subsidiaries	0.0	0.1	(0.0)	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	2.0	3.6	0.7	(2.5)	0.6	1.9	1.1
Incurred Employee Profit Sharing	0.6	1.0	0.4	(0.6)	0.0	0.0	0.0
Deferred taxes & Employee profit sharing	1.2	(1.1)	0.1	(0.1)	0.3	1.1	0.3
Total Expenses	**9.2**	**10.9**	**6.5**	**9.6**	**5.2**	**7.7**	**7.2**
NET INCOME	**4.8**	**4.2**	**3.0**	**(2.6)**	**1.2**	**6.4**	**3.5**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Cash & Banks	0.0	0.0	0.0	0.1	0.0	0.1	0.0
Financial Instruments	**77.3**	**76.1**	**75.7**	**71.3**	**67.2**	**70.2**	**70.5**
Negotiable	77.3	76.1	75.7	71.3	67.2	70.2	70.5
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	3.3	6.5	6.5	4.0	3.3	5.0	3.7
Other accounts receivable	0.7	0.4	0.4	0.6	0.5	0.3	0.3
Fixed assets,net	2.3	2.2	2.5	2.4	2.8	2.9	2.8
Permanent equity investments	4.3	3.8	3.7	3.7	3.7	3.8	3.7
Other Assets	6.5	8.2	9.5	9.6	4.7	5.6	6.3
TOTAL ASSETS	**94.3**	**97.3**	**98.3**	**91.6**	**82.1**	**87.9**	**87.3**
LIABILITIES							
Repo Operations	3.3	6.5	6.5	4.0	3.3	5.0	3.7
Other Account Payable	**13.2**	**17.4**	**17.4**	**16.9**	**8.8**	**10.7**	**11.3**
Income Tax & Employee profit sharing provision	9.8	13.0	13.1	13.1	6.1	7.0	7.4
Sundry creditors & other accounts payable	3.5	4.5	4.3	3.8	2.7	3.7	3.9
Deferred taxes	1.4	0.5	0.6	0.6	0.5	1.7	1.9
Total Liabilities	**17.9**	**24.4**	**24.5**	**21.5**	**12.6**	**17.4**	**16.9**
STOCKHOLDERS´ EQUITY							
Paid-in capital	14.0	19.9	19.9	19.9	19.9	22.3	22.3
Earned Capital	62.4	53.0	53.9	50.2	49.6	48.2	48.1
Capital reserves	6.6	6.8	6.8	6.8	6.8	7.0	7.1
Retained earnings	30.9	26.4	26.4	26.4	35.7	25.4	25.3
Net icome	4.8	8.9	11.9	9.3	1.2	7.5	11.1
Forex effect on Stockholders´equity	20.2	10.9	8.8	7.7	5.9	8.3	4.7
Total Stockholders' Equity	**76.4**	**72.9**	**73.8**	**70.1**	**69.5**	**70.5**	**70.5**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**94.3**	**97.3**	**98.3**	**91.6**	**82.1**	**87.9**	**87.3**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement

(quarterly)

MM of constant pesos as of September 30, 2003

(MM Ps.)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	Acumulated Jan-Sep 2003	Acumulated Jan-Sep 2002
Interest Income	1,675.3	2,139.1	1,885.5	2,409.0	3,049.7	2,588.9	1,914.6	7,553.1	5,699.8
Interest Expense	(1,129.2)	(1,168.5)	(1,116.4)	(1,386.8)	(2,293.3)	(1,882.4)	(1,385.7)	(5,561.4)	(3,414.1)
Monetary Position	(133.9)	(220.3)	(170.8)	(274.6)	(112.7)	(33.0)	(78.6)	(224.4)	(524.9)
FINANCIAL MARGIN	**412.2**	**750.3**	**598.3**	**747.6**	**643.7**	**673.4**	**450.3**	**1,767.4**	**1,760.8**
Loan Loss Provisions	726.2	52.9	40.3	131.2	306.1	310.4	289.6	906.0	819.4
RISK ADJUSTED NII	**(314.0)**	**697.4**	**558.0**	**616.4**	**337.6**	**363.1**	**160.7**	**861.4**	**941.4**
Comissions & Tariffs	198.0	189.7	136.8	173.7	196.8	395.1	258.2	850.2	524.5
Market-Related Income	901.5	(333.5)	(298.7)	(221.0)	224.4	(659.7)	80.7	(354.6)	269.2
TOTAL OPERATING INCOME	**785.4**	**553.7**	**396.0**	**569.1**	**758.8**	**98.5**	**499.6**	**1,356.9**	**1,735.1**
Administrative Expenses	267.5	286.7	302.7	453.3	302.2	345.0	385.0	1,032.2	856.9
OPERATING INCOME	**517.9**	**267.1**	**93.3**	**115.8**	**456.6**	**(246.5)**	**114.6**	**324.7**	**878.3**
Other Expenses (Products)	102.2	47.7	(7.9)	87.6	141.9	(13.7)	14.0	142.3	142.0
NET INCOME BEFORES TAXES	**415.6**	**219.4**	**101.3**	**28.2**	**314.7**	**(232.8)**	**100.6**	**182.4**	**736.3**
Income Tax & Employee profit sharing	74.3	397.3	11.5	(126.8)	128.9	30.7	51.4	211.0	483.1
Deferred Taxes	(1,694.7)	1,447.3	44.8	131.6	68.4	122.6	79.4	270.4	(202.6)
NET INCOME BEFORE SUBSIDIARIES	**2,036.0**	**(1,625.3)**	**45.0**	**23.4**	**117.4**	**(386.1)**	**(30.2)**	**(298.9)**	**455.8**
Participated net income from subs.	222.7	(16.0)	(50.2)	218.9	677.1	576.1	280.2	1,533.3	156.6
RESULTS FROM CONTINUED OPERA	**2,258.8**	**(1,641.3)**	**(5.1)**	**242.3**	**794.5**	**189.9**	**250.0**	**1,234.4**	**612.4**
Extraordinary Income	0.0	1,837.7	(1.1)	3.1	0.0	0.0	0.0	0.0	1,836.6
NET INCOME	**2,258.8**	**196.5**	**(6.2)**	**245.4**	**794.5**	**189.9**	**250.0**	**1,234.4**	**2,449.0**
MINORITARY INTEREST	**2.7**	**0.3**	**1.6**	**1.6**	**2.0**	**7.2**	**2.0**	**11.3**	**4.6**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of September. 30, 2003

ASSETS	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
Cash & due from Banks	**5,071.0**	**5,753.3**	**7,946.3**	**6,415.3**	**4,190.8**	**7,746.5**	**6,732.0**
Financial Instruments	**13,539.9**	**6,944.5**	**8,444.0**	**9,112.5**	**5,820.8**	**13,603.8**	**13,203.0**
Negotiable	13,428.7	6,847.9	8,347.6	9,017.7	5,728.1	13,495.0	7,645.5
For Sale	2.0	1.9	2.0	1.9	1.9	1.9	1.8
Held to Maturity	109.2	94.7	94.4	93.0	90.8	106.9	5,555.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**237.3**	**95.8**	**70.7**	**59.4**	**79.2**	**187.0**	**85.7**
Repo Operations	42.3	95.8	70.7	59.4	79.2	80.4	85.7
Securities to be received in credit Operati	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	195.0	0.0	0.0	0.0	0.0	106.6	0.0
LOANS	**33,953.1**	**38,294.1**	**36,993.8**	**43,346.8**	**47,312.4**	**45,344.5**	**37,750.1**
Commercial	32,398.0	34,309.1	33,916.9	40,089.9	43,309.8	40,963.0	34,321.8
Interbank	833.3	3,464.0	2,775.8	3,092.4	3,906.5	4,296.8	689.5
Consumer	1.5	2.7	4.5	6.6	7.6	9.2	2,681.9
Housing	669.7	518.2	296.5	157.9	88.4	75.2	56.7
Federal Government	50.5	0.1	0.1	0.1	0.2	0.2	0.2
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**311.1**	**944.0**	**835.1**	**751.7**	**769.6**	**202.7**	**125.7**
TOTAL GROSS LOANS	**34,264.2**	**39,238.0**	**37,828.9**	**44,098.6**	**48,082.0**	**45,547.2**	**37,875.8**
Loan Loss Reserves	3,551.9	3,757.1	3,816.3	3,934.4	4,220.6	4,447.7	4,848.3
TOTAL NET LOANS	**30,712.3**	**35,480.9**	**34,012.6**	**40,164.2**	**43,861.4**	**41,099.4**	**33,027.6**
Receivables,Sundry Debtors & Adv. Paymen	3,975.9	1,453.2	9,346.3	1,695.0	8,886.0	11,372.2	3,742.6
Fixed Assets (net)	436.8	442.8	495.8	545.5	554.6	592.6	664.3
Repossessed Assets	24.6	24.3	24.0	20.1	19.8	19.9	19.7
Permanent Equity Investments	7,209.4	7,057.3	7,045.1	7,320.6	8,765.3	8,439.8	11,581.8
Deferred Taxes (net)	0.0	18.3	22.2	17.7	12.2	12.1	0.0
Other assets,deferred charges & intangible	293.4	304.6	340.4	309.7	470.6	493.0	506.8
TOTAL ASSETS	**61,500.5**	**57,575.1**	**67,747.3**	**65,660.0**	**72,660.7**	**83,566.3**	**69,563.4**

LIABILITIES	Mar-02	Jun-02	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03
DEPOSITS	**23,375.6**	**20,412.0**	**24,516.9**	**29,632.2**	**31,724.2**	**35,253.0**	**30,736.3**
Demand Deposits	674.0	645.3	626.8	5,891.8	8,092.0	8,760.8	9,769.8
Time Deposits	20,768.4	17,866.0	22,010.4	21,889.0	21,812.6	24,670.3	20,966.5
Bank Bonds	1,933.1	1,900.6	1,879.7	1,851.5	1,819.7	1,822.0	0.0
INTERBANK LOANS & OTHER	3,801.1	4,225.1	3,151.8	3,042.2	2,598.3	5,752.1	2,225.0
	3,231.7	403.0	1,134.3	886.6	551.5	58.7	1,001.0
Repo Operations	3,231.7	72.4	72.2	49.7	71.4	58.7	50.2
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	330.6	1,062.1	836.9	480.1	0.0	950.8
OTHER ACCOUNTS PAYABLE	1,551.6	3,164.9	9,549.4	2,369.7	7,120.9	12,123.7	4,911.8
Income tax & Employee profit sharing	398.6	751.7	712.8	616.4	376.8	216.1	253.2
Other accounts payable	1,153.0	2,413.1	8,836.5	1,753.4	6,744.1	11,907.6	4,658.6
DEFERRED TAXES	374.9	10.5	43.9	179.6	240.4	344.7	406.2
DEFERRED CREDITS	29.8	40.7	122.5	121.5	362.1	146.5	175.3
TOTAL LIABILITIES	**32,364.8**	**28,256.0**	**38,518.8**	**36,231.9**	**42,597.6**	**53,678.6**	**39,455.6**
STOCKHOLDERS' EQUITY							
SUSCRIBED CAPITAL	13,041.8	13,052.8	13,026.1	13,021.6	12,982.4	13,014.9	12,972.8
Paid-in Capital	12,213.6	12,224.0	12,197.8	12,191.8	12,154.0	12,183.7	12,144.1
Share Subscription Premium	828.2	828.9	828.3	829.7	828.4	831.2	828.7
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**16,054.3**	**16,241.4**	**16,173.9**	**16,378.4**	**17,050.9**	**16,835.6**	**17,095.9**
Capital Reserves	2,253.1	2,255.0	2,112.6	1,915.1	1,787.0	2,992.6	2,957.5
Retained Earnings	26,895.4	26,918.2	26,901.8	26,947.2	29,586.5	27,939.0	27,854.7
Valuation surplus (Deficit) of available for sale instn	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,384.9)	(1,406.9)	(1,316.2)	(1,179.9)	(1,146.1)	(1,054.3)	(964.8)
Surplus (deficit) from Equity Restatement	(13,965.3)	(13,977.1)	(13,968.6)	(13,992.2)	(13,969.1)	(14,016.9)	(13,974.6)
Net Income of the period	2,256.0	2,452.2	2,444.4	2,688.3	792.5.	975.2	1,223.2
Minority Interest	39.7	24.9	28.5	28.0	29.8	37.2	39.1
TOTAL STOCKHOLDERS' EQUITY	**29,135.7**	**29,319.1**	**29,228.5**	**29,428.0**	**30,063.1**	**29,887.7**	**30,107.8**
LIABILITIES & STOCKHOLDERS' EQUITY	**61,500.5**	**57,575.1**	**67,747.3**	**65,660.0**	**72,660.7**	**83,566.3**	**69,563.4**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of September, 2003

CUSTOMER POSITION ACCOUNTS	Sep-03	COMPANY POSITION ACCOUNTS	Sep-03
CUSTOMER CURRENT ACCOUNTS	**(120.7)**	**REGISTRY ACCOUNTS**	**499,053.2**
Customer bank balances	0.1	Guarantees granted	10.1
Custumer transaction liquidations	(120.9)	Assets under trust	128,034.0
Client loans	0.0	Assets under custody or administration	358,253.5
		Irrevocable lines of credit granted	1,995.9
CUSTOMER SECURITIES	**408,826.1**	Shares held in custody	776.6
Assets in custody or under administration	408,447.1	Other contingent obligations	9,983.1
Assets received in guarantee	378.9	**REPO OPERATIONS**	
			79.6
TRANSACTIONS ON BEHALF OF CUSTON	**199,025.3**	Receivables on repurchase agreements	72,080.8
Customer Repos	36,631.8	Reporchase agreement creditors	(72,001.2)
Customer Securities Loans	39,995.5		**(44.2)**
Purchase of Derivatives	122,398.1	Repurchase agreement debtors	51,926.5
		Payables on repurchase agreements	(51,970.7)
TOTAL CUSTOMER POSITION	**607,730.7**	**TOTAL OWN POSITION**	**499,088.6**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT SEPTEMBER 2003
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2002	**12,176.5**	**828.7**	**1,912.7**	**26,913.3**	**(13,974.6)**	**(1,178.5)**	**2,684.9**	**28.0**	**29,391.1**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2002 results				2,684.9			(2,684.9)		0.0
Dividend payment				(453.6)					(453.6)
Reserve creation for future aquisition of stocks			1,290.0	(1,290.0)					0.0
Repurchase of stocks	(32.4)		(245.1)						(277.6)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,223.2		1,223.2
No monetary assets results						213.6			213.6
Minority Interest								11.1	11.1
BALANCE AT SEPTEMBER 30, 2003	**12,144.1**	**828.7**	**2,957.5**	**27,854.7**	**(13,974.6)**	**(964.8)**	**1,223.2**	**39.1**	**30,107.8**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2003

(MM PS)

	Sep-03
OPERATING ACTIVITIES	
Net Income	1,223.2
Subsidiaries' Income	(1,533.3)
Depreciation & Amortization	101.5
Loan Loss Reserves	906.0
Market Related Result	(1,069.1)
Deferred taxes	270.4
	(101.3)
Cash increase (decrease) from funding	1,141.3
Cash increase (decrease) from Loan Portfolio	6,180.1
Cash increase (decrease) from Trading Operation	(3,030.7)
Cash increase (decrease) from Derivative Financial Instruments	107.5
Cash increase (decrease) in Accounts Payable-Recivable	276.9
Banking Loans & Other Financial Institutions	(813.4)
	3,861.6
Cash flow from operating activities	**3,760.3**
Financing Activities	
Increase (decrease) of Stocholders' Equity	(248.6)
Dividend payment	(453.6)
Cash Flow From Financing Activities	**(702.3)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(2,733.3)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(2,733.3)**
Net Increase in Cash	**324.8**
Cash at beginning of the period	**6,407.2**
Cash at end of period	**6,732.0**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of September, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	Acumulated SEP '03	SEP '02
Interest Income	1,426.3	1,822.5	1,706.1	2,024.9	2,279.4	1,877.6	1,460.8	5,617.8	4,955.0
Interest Expense	908.0	851.0	851.0	1,016.6	1,469.4	1,237.5	994.1	3,700.9	2,610.1
Monetary Position	(133.8)	(220.2)	(166.2)	(264.5)	(108.4)	(34.3)	(73.7)	(216.3)	(520.2)
Financial Margin	**384.4**	**751.3**	**689.0**	**743.8**	**701.6**	**605.8**	**393.1**	**1,700.5**	**1,824.7**
Loan Loss Provisions	726.2	52.9	40.3	131.2	306.1	310.4	289.6	906.0	819.4
Risk Adjusted Net Interest Income	**(341.8)**	**698.4**	**648.7**	**612.6**	**395.5**	**295.5**	**103.5**	**794.5**	**1,005.3**
Comissions and Fees	119.6	51.9	85.0	141.1	159.1	315.6	152.0	626.7	256.6
Market-Related Income	805.7	(327.1)	(326.4)	(261.7)	83.4	(711.4)	64.8	(563.2)	152.2
Operating Revenues	**583.6**	**423.2**	**407.2**	**492.1**	**638.1**	**(100.3)**	**320.3**	**858.0**	**1,414.1**
Non-Interest Expense	222.6	222.0	255.6	310.9	254.0	284.9	286.2	825.2	700.2
Operating Income	**361.0**	**201.3**	**151.7**	**181.2**	**384.1**	**(385.3)**	**34.1**	**32.9**	**713.9**
Other Income (Expenses)	(57.8)	(77.2)	(115.8)	(121.1)	(134.8)	4.4	(20.1)	(150.6)	(250.8)
Earnings Before Taxes	**303.2**	**124.0**	**35.9**	**60.1**	**249.3**	**(380.9)**	**14.0**	**(117.7)**	**463.1**
Incurred Income Tax & Profit Sharing	36.3	338.3	(14.6)	(111.9)	109.1	(3.8)	24.8	130.1	359.9
Deferred Income Tax	(1,670.2)	1,466.6	47.0	127.5	63.4	105.3	72.0	240.7	(156.6)
Net Income Before Subsidiaries' Net Income	**1,937.1**	**(1,680.8)**	**3.4**	**44.5**	**76.8**	**(482.4)**	**(82.8)**	**(488.5)**	**259.8**
Subsidiaries' Net Income	62.7	63.3	6.2	(62.9)	372.7	34.7	(12.5)	394.8	132.2
Continous Operations' Net Income	**1,999.7**	**(1,617.5)**	**9.7**	**(18.3)**	**449.4**	**(447.8)**	**(95.4)**	**(93.7)**	**391.9**
Discontinued Operations & Extraordinary Items	0.0	1,837.7	(1.1)	3.1	0.0	0.0	0.0	0.0	1,836.6
Minority Interest	(2.7)	(0.3)	(1.6)	(1.6)	(2.0)	(7.2)	(2.0)	(11.3)	(4.6)
Net Income	**1,997.0**	**220.0**	**7.0**	**(16.8)**	**447.5**	**(455.0)**	**(97.4)**	**(104.9)**	**2,224.0**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant Ps. as of September, 2003)

Assets	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Cash & Due From Banks	**5,071.0**	**5,753.2**	**7,946.3**	**6,415.2**	**4,190.7**	**7,746.4**	**6,731.9**
Financial Instruments	**12,222.1**	**5,575.1**	**6,774.5**	**7,700.3**	**4,524.0**	**11,446.3**	**11,788.8**
Negotiable	12,110.9	5,478.4	6,678.2	7,605.4	4,431.4	11,337.5	6,231.3
For Sale	2.0	1.9	2.0	1.9	1.9	1.9	1.8
Held to Maturity	109.2	94.7	94.4	93.0	90.8	106.9	5,555.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**205.7**	**27.0**	**0.6**	**14.2**	**43.6**	**129.2**	**45.2**
Repo Operations	10.6	27.0	0.6	14.2	43.6	22.6	45.2
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	195.0	0.0	0.0	0.0	0.0	106.6	0.0
LOANS	**34,397.3**	**38,725.0**	**37,048.1**	**43,413.8**	**47,368.6**	**45,412.9**	**37,837.3**
Commercial	32,842.3	34,740.0	33,971.1	40,156.9	43,366.0	40,957.6	34,409.0
Interbank	833.3	3,464.0	2,775.8	3,092.4	3,906.5	4,370.7	689.5
Consumer	1.5	2.7	4.5	6.6	7.6	9.2	2,681.9
Housing	669.7	518.2	296.5	157.9	88.4	75.2	56.7
Federal Government	50.5	0.1	0.1	0.1	0.2	0.2	0.2
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**311.1**	**944.0**	**835.1**	**751.7**	**769.6**	**202.7**	**125.7**
Total Gross Loans	**34,708.5**	**39,669.0**	**37,883.2**	**44,165.5**	**48,138.3**	**45,615.6**	**37,963.0**
Preventive Provision for Credit Risks	**(3,551.9)**	**(3,757.1)**	**(3,816.3)**	**(3,934.4)**	**(4,220.6)**	**(4,447.7)**	**(4,848.3)**
Total Net Loans	**31,156.6**	**35,911.8**	**34,066.9**	**40,231.1**	**43,917.7**	**41,167.9**	**33,114.8**
Receivables,Sundry Debtors & Adv. Payments	3,947.2	1,404.3	9,285.3	1,622.7	8,865.5	9,736.7	3,724.6
Fixed Assets (net)	369.7	364.9	377.6	416.6	420.9	448.4	497.0
Repossessed Property	24.6	24.3	24.0	20.1	19.8	19.9	19.7
Permanent Equity Investments	3,337.8	3,267.9	3,316.4	3,318.0	4,452.4	2,629.4	2,758.2
Deferred taxes (net)	0.0	18.3	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	224.8	210.8	227.1	192.3	405.8	403.1	393.1
TOTAL ASSETS	**56,559.5**	**52,557.5**	**62,018.7**	**59,930.4**	**66,840.5**	**73,727.2**	**59,073.0**

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Deposits	**23,378.7**	**20,413.9**	**24,518.1**	**29,659.3**	**31,739.4**	**35,605.7**	**30,750.4**
Demand Deposits	677.1	647.3	629.1	5,918.9	8,107.1	8,784.5	9,783.8
Time Deposits	20,768.4	17,866.0	22,009.4	21,889.0	21,812.6	24,999.2	20,966.5
Bank Bonds	1,933.1	1,900.6	1,879.7	1,851.5	1,819.7	1,822.0	0.0
Interbank Loans & Other	3,801.1	4,221.5	3,151.8	3,042.1	2,598.2	5,752.1	2,224.9
Repo Operations	0.0	4.5	3.2	6.7	35.0	6.1	9.9
Credit Related Operations	3,200.1	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	330.6	1,062.1	836.9	480.1	0.0	950.8
Other Accounts Payable	1,109.3	2,354.4	8,783.4	1,694.9	6,696.4	11,847.3	4,589.6
Income Tax & Employee Profit Sharing	292.7	590.0	534.1	424.3	296.6	115.5	142.0
Deferred Taxes	348.4	0.0	35.4	151.3	212.8	314.2	380.1
Deferred Credits	29.8	40.7	104.4	121.5	362.1	146.5	175.3
TOTAL LIABILITIES	32,160.2	27,955.6	38,192.6	35,937.1	42,420.6	53,787.4	39,222.9
SUSCRIBED CAPITAL	**12,917.4**	**12,928.4**	**12,920.5**	**12,942.3**	**12,920.9**	**12,965.1**	**12,926.0**
Paid-in Capital	12,917.4	12,928.4	12,920.5	12,942.3	12,920.9	12,965.1	12,926.0
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**11,481.9**	**11,673.6**	**10,905.6**	**11,051.0**	**11,498.9**	**6,974.6**	**6,924.2**
Capital Reserves	3,727.4	3,846.1	3,843.8	3,850.3	3,843.9	4,074.6	4,062.3
Retained Earnings	14,673.7	14,582.9	13,714.4	13,737.5	15,918.3	11,618.5	11,583.4
Income of Changes on Accounting Principles	(190.8)	(224.9)	(135.8)	9.8	26.8	49.3	115.1
Available for Sale	0.0	0.0	0.0	(0.0)	(0.0)	0.0	0.0
Surplus (deficit) from equity restatement	(8,764.9)	(8,772.3)	(8,766.9)	(8,781.6)	(8,767.2)	(8,797.2)	(8,770.7)
Net income of the period	1,997.0	2,217.0	2,224.0	2,207.2	447.5	(7.5)	(104.9)
Minority Interest	39.5	24.7	26.2	27.9	29.7	37.0	39.0
Total Stockholders´ Equity	24,399.3	24,601.9	23,826.1	23,993.3	24,419.8	19,939.8	19,850.2
LIABILITIES & STOCKHOLDERS´ EQUITY	56,559.5	52,557.5	62,018.7	59,930.4	66,840.5	73,727.2	59,073.0

MEMORANDUM ACCOUNTS

MM Constant Ps. as of September, 2003	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Guarantees Granted	76.6	66.3	47.5	45.8	27.2	24.9	10.1
Other Contingent Obligations	9,889.2	9,639.5	9,470.1	9,199.3	10,629.0	11,110.8	9,983.1
Irrevocable Lines of Credit Granted	122.0	916.6	1,419.0	2,181.5	2,194.1	2,140.6	1,995.9
Goods in Trust or Mandate	107,706.4	124,867.7	121,777.8	125,110.6	127,530.4	128,955.7	128,034.0
Investment Banking Operations on Behalf of Thi	781.9	772.3	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	325,618.9	273,797.5	268,078.3	304,871.4	290,953.3	327,557.7	357,783.8
Loan Portfolio Clasification	36,051.4	40,686.6	39,475.6	46,552.8	50,391.3	50,426.7	39,995.5
Amounts Contracted in Derivative Instruments	23,259.1	44,233.5	57,902.1	77,297.4	84,796.2	100,529.7	122,398.1
	503,505.4	**494,979.8**	**498,170.3**	**565,258.8**	**566,521.5**	**620,746.0**	**660,200.4**
Receivables on Repurchase Agreements	17,989.6	32,218.8	23,606.1	21,513.7	36,186.3	41,815.4	35,719.0
Repurchase Agreement Creditors	17,982.0	32,191.7	23,605.5	21,499.5	36,221.3	41,821.5	35,673.8
Net	**7.6**	**27.0**	**0.6**	**14.2**	**(35.0)**	**(6.1)**	**45.2**
Repurchase Agreement Debtors	3,152.8	18,768.9	10,197.8	10,548.3	14,996.4	25,630.2	15,599.0
Payables on Repurchase Agreements	3,149.7	18,773.3	10,201.0	10,555.0	14,952.7	25,607.6	15,608.8
Net	**3.0**	**(4.5)**	**(3.2)**	**(6.7)**	**43.6**	**22.6**	**(9.9)**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT SEPTEMBER 2003
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2002	**12,926.0**	**0.0**	**3,845.4**	**13,720.2**	**(8,770.7)**	**9.8**	**2,204.4**	**27.9**	**23,963.1**
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2002 results				2,204.4			(2,204.4)	(27.9)	(27.9)
Reserves creation			216.8	(216.8)					0.0
Dividens Payment				(4,124.4)					(4,124.4)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							(104.9)		(104.9)
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						105.3			105.3
Minority Interest								39.0	39.0
BALANCE AT SEPTEMBER 30, 2003	**12,926.0**	**-**	**4,062.3**	**11,583.4**	**(8,770.7)**	**115.1**	**(104.9)**	**39.0**	**19,850.2**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2003

(MM PS)

	Sep-03
OPERATING ACTIVITIES	
Net Income	(104.9)
Subsidiaries' Income	(394.8)
Depreciation & Amortization	83.7
Loan Loss Reserves	906.0
Market Related Result	(1,012.3)
Payable Taxes	0.0
Deferred taxes	240.7
	(281.6)
Cash increase (decrease) from funding	1,128.3
Cash increase (decrease) from Loan Portfolio	6,159.8
Decrease or Increase in treasury transactions	(3,086.1)
Cash increase (decrease) from Derivative Financial Instruments	105.4
Banking Loans & Other Financial Institutions	(813.4)
Payable Taxes	(281.8)
Deferred Taxes	229.0
	3,441.2
Cash flow from operating activities	**3,159.6**
Financing Activities	
Dividends Payment	(4,124.4)
Cash Flow From Financing Activities	**(4,124.4)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(164.6)
Buy(sell) of fixed assets	1,066.9
Receivables,Sundry Debtors & Adv. Payments	(2,304.9)
Deferred Charges	0.0
Repossessed Property	0.4
Deferred Credits	54.0
Other Accounts Payable	2,637.7
Cash Flow From Investment Activities	**1,289.5**
Net Increase in Cash	**324.7**
Cash at beginning of the period	**6,407.1**
Cash at end of period	**6,731.9**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of September, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	Acumulated SEP' 03	SEP' 02
Earnings from Investment Sales	0.1	0.1	(18.7)	0.6	0.9	1.0	0.3	2.2	(18.5)
Asset Management Income	50.7	42.1	38.4	36.0	35.7	38.8	39.1	113.5	131.3
Earnings form Interest	0.0	(0.0)	0.0	0.0	0.0	0.7	0.0	0.8	0.0
Unrealized Gain on Portfolio Valuation	3.6	2.3	23.1	3.2	15.3	(6.1)	0.5	9.8	29.0
Total Earnings	**54.5**	**44.5**	**42.8**	**39.9**	**52.0**	**34.4**	**39.9**	**126.3**	**141.8**
General Expenses	14.7	14.4	13.7	2.3	1.8	2.0	2.2	6.0	42.8
Total expenses	**14.7**	**14.4**	**13.7**	**2.3**	**1.8**	**2.0**	**2.2**	**6.0**	**42.8**
Earnings Before Taxes	**39.8**	**30.1**	**29.2**	**37.6**	**50.2**	**32.5**	**37.7**	**120.3**	**99.1**
Incurred Income Tax & Profit Sharing	(22.4)	3.1	9.9	17.3	17.4	17.5	17.3	52.2	(9.4)
Net Income Before Deferred Accounts	**62.1**	**27.0**	**19.3**	**20.3**	**32.8**	**14.9**	**20.4**	**68.1**	**108.4**
Earnings from subsidiaries	11.6	(24.2)	(6.3)	9.3	5.9	33.2	14.8	53.9	(18.9)
Unadjusted for monetary position result	**73.7**	**2.9**	**12.9**	**29.7**	**38.6**	**48.1**	**35.3**	**122.0**	**89.5**
Monetary position	**(3.3)**	**(5.0)**	**(4.6)**	**(7.3)**	**(4.8)**	**(1.6)**	**(2.4)**	**(8.8)**	**(12.9)**
Net income result actualization	0.1	1.0	0.9	1.8	0.1	0.0	0.8	0.9	2.0
Net income	70.4	(1.2)	9.3	24.1	33.9	46.6	33.6	114.1	78.5

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of September, 2003)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	551.8	552.2	145.6	169.8	214.6	44.9	71.9
Sundry Debtors	17.9	13.6	12.8	13.0	19.0	30.8	41.6
Permanent investments	263.0	235.7	226.3	231.5	234.4	267.7	280.2
Receivable Taxes	0.0	26.9	62.1	68.7	12.1	12.1	12.0
TOTAL ASSETS	832.7	828.4	446.7	483.0	480.0	355.6	405.8
LIABILITIES & STOCKHOLDERS' EQUITY							
Sundry Creditors	439.1	421.9	0.0	0.0	0.4	0.1	0.2
Payable Taxes	11.4	25.1	38.0	50.0	13.3	26.6	38.9
Deferred Income Tax	-0.3	-0.1	18.1	17.8	17.8	8.9	13.7
TOTAL LIABILITIES	450.3	446.9	56.1	67.8	31.5	35.5	52.8
STOCKHOLDERS' EQUITY							
Stockholders' Equity	20.0	20.1	20.1	20.1	20.1	20.1	20.1
Legal Reserve	3.7	3.7	3.7	3.7	3.7	3.7	3.7
Retained Earnings	333.5	333.8	333.6	334.2	436.1	261.2	260.4
Surplus (deficit) from equity restatement	(45.3)	(45.3)	(45.3)	(45.4)	(45.3)	(45.4)	(45.3)
Net income	70.4	69.2	78.5	102.6	33.9	80.5	114.1
TOTAL STOCKHOLDERS' EQUITY	**382.4**	**381.5**	**390.6**	**415.2**	**448.5**	**320.0**	**352.9**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**832.7**	**828.4**	**446.7**	**483.0**	**480.0**	**355.6**	**405.8**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of September, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	Acumulated SEP' 03	SEP' 02
Commisions & Tariffs	78.3	138.8	60.2	33.5	38.1	79.6	72.2	189.9	277.3
Earnings From Services	**78.3**	**138.8**	**60.2**	**33.5**	**38.1**	**79.6**	**72.2**	**189.9**	**277.3**
Income from sale of securities	69.4	14.5	18.6	32.9	128.6	17.3	5.9	151.7	102.6
Interest Income	(4.8)	(0.8)	2.4	0.1	2.1	0.5	0.7	3.4	(3.2)
Interest Expense	(47.0)	4.7	1.7	(4.0)	(106.6)	2.3	5.9	(98.4)	(40.6)
Unrealized gain on Portfolio Valuation	22.5	(23.3)	4.3	4.0	(3.8)	39.4	11.3	46.9	3.5
Monetary Position	(6.7)	(8.9)	(8.7)	(13.4)	(7.7)	(2.1)	(5.0)	(14.8)	(24.3)
Financial Margin	**33.5**	**(13.9)**	**18.3**	**19.6**	**12.6**	**57.4**	**18.8**	**88.8**	**37.9**
Operating Income	**111.8**	**124.9**	**78.5**	**53.1**	**50.7**	**137.0**	**91.0**	**278.7**	**315.3**
General Expenses	35.4	55.3	45.1	121.7	36.8	41.5	45.0	123.3	135.9
Operating Margin	**76.4**	**69.6**	**33.4**	**(68.6)**	**13.9**	**95.5**	**46.0**	**155.4**	**179.4**
Other Expenses (Income)	0.0	(0.2)	(0.2)	(0.4)	(0.6)	(0.7)	(0.4)	(1.8)	(0.4)
Net Income Before Income Tax & Profit Sha	**76.4**	**69.8**	**33.6**	**(68.2)**	**14.6**	**96.3**	**46.4**	**157.2**	**179.8**
Incurred Income Tax & Profit Sharing	24.9	47.0	12.3	(29.5)	6.9	20.3	11.9	39.1	84.3
Deffered Income Tax	10.8	(10.6)	1.2	(0.9)	(0.6)	12.5	2.6	14.5	1.5
Net Income Before Subsidiaries' Net Incom	**40.6**	**33.3**	**20.1**	**(37.8)**	**8.3**	**63.5**	**31.9**	**103.6**	**94.0**
Subsidiaries' Net Income	0.8	0.8	1.2	1.4	1.0	1.8	1.4	4.2	2.9
Net Income	**41.5**	**34.1**	**21.3**	**(36.4)**	**9.3**	**65.2**	**33.3**	**107.8**	**96.9**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of September, 2003)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Cash & Banks	**0.2**	**0.1**	**0.1**	**0.6**	**0.0**	**1.1**	**0.3**
FINANCIAL INSTRUMENTS	**743.0**	**798.8**	**805.4**	**760.9**	**731.8**	**739.9**	**776.6**
Negotiable	743.0	798.8	805.4	760.9	731.8	739.9	776.6
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**31.6**	**67.9**	**69.2**	**43.1**	**35.6**	**52.8**	**40.5**
Repo Operations	31.6	67.9	69.2	43.1	35.6	52.8	40.5
Other accounts receivable	6.9	4.6	4.6	6.6	5.4	3.0	3.3
Fixed assets,net	34.5	33.8	36.0	35.3	40.3	41.7	40.3
Permanent equity investments	40.9	39.8	39.7	39.2	40.1	39.8	41.2
Other Assets	62.3	86.0	100.8	102.7	50.7	59.3	68.9
TOTAL ASSETS	919.4	1,031.0	1,055.8	988.4	903.9	937.5	971.2
LIABILITIES & STOCKHOLDERS' EQUITY							
LIABILITIES							
Securities & Derivatives	**31.6**	**67.9**	**69.0**	**43.0**	**36.4**	**52.6**	**40.4**
Repo Operations	31.6	67.9	69.0	43.0	36.4	52.6	40.4
Other Account Payable	**127.4**	**182.8**	**185.7**	**180.5**	**95.4**	**112.4**	**124.6**
Income Tax & Employee profit sharing provision	93.8	136.1	139.6	140.1	66.3	73.3	82.0
Sundry creditors & other accounts payable	33.6	46.7	46.2	40.4	29.1	39.1	42.6
Deferred taxes	26.0	9.8	10.9	9.8	9.0	21.6	24.0
Total Liabilities	**185.0**	**260.5**	**265.6**	**233.3**	**140.9**	**186.6**	**188.9**
STOCKHOLDERS' EQUITY							
Suscribed capital	**430.9**	**489.5**	**489.1**	**489.8**	**488.9**	**515.8**	**514.1**
Paid-in capital	430.9	489.5	489.1	489.8	488.9	515.8	514.1
Earned Capital	**303.5**	**281.1**	**301.1**	**265.3**	**274.1**	**235.1**	**268.1**
Capital reserves	48.9	51.1	51.0	51.1	51.0	54.2	54.0
Retained earnings	404.2	344.2	343.9	344.4	404.1	296.7	295.7
Valuation effect in assoc. & affiliated companies	29.1	30.7	29.6	29.9	29.8	30.5	30.6
Surplus (deficit) of equity restatement	(220.3)	(220.4)	(220.3)	(220.6)	(220.2)	(220.7)	(220.1)
Net icome	41.5	75.6	96.9	60.5	9.3	74.6	107.8
Stockholders' Equity	**734.4**	**770.5**	**790.2**	**755.1**	**763.1**	**750.9**	**782.2**
Total Liabilities & Stockholders´ Equity	919.4	1,031.0	1,055.8	988.4	903.9	937.5	971.2

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of September, 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	Acumulated SEP' 03	SEP' 02
Premiums written	2,882.5	4,046.5	4,688.5	6,349.4	1,471.8	2,096.0	2,264.8	5,832.6	11,617.5
Premiums ceded	68.0	253.4	295.0	705.3	143.8	682.6	335.7	1,162.1	616.5
Retained Premiums	**2,814.4**	**3,793.1**	**4,393.5**	**5,644.1**	**1,328.0**	**1,413.3**	**1,929.2**	**4,670.5**	**11,001.0**
Increased in reserve for unearned premiums	**1,168.5**	**1,538.4**	**1,742.4**	**(2,505.2)**	**68.9**	**190.5**	**449.1**	**708.6**	**4,449.4**
Retained earned premiums	**1,645.9**	**2,254.6**	**2,651.1**	**8,149.3**	**1,259.1**	**1,222.8**	**1,480.0**	**3,961.9**	**6,551.6**
Net Acquisition Cost	**354.3**	**374.5**	**297.2**	**316.6**	**299.3**	**313.0**	**260.6**	**872.9**	**1,026.1**
Commisions to agents	135.8	174.4	155.4	216.1	131.6	186.1	134.1	451.8	465.6
Additional compensation to agents	46.7	55.5	43.9	63.5	55.4	62.3	77.4	195.2	146.2
Commisions for re-insurance taken	0.2	(0.0)	2.4	0.1	0.1	0.0	1.5	1.6	2.6
Commisions for re-insurance given	(17.1)	(57.9)	(50.9)	(126.1)	(25.6)	(91.4)	(90.4)	(207.4)	(125.8)
Coverage on losses excess	20.9	31.2	37.4	41.2	34.1	34.2	39.2	107.6	89.5
Others	167.8	171.2	109.0	121.9	103.7	121.7	98.7	324.2	448.0
Net cost of claims and contractual obligations	**1,220.5**	**1,836.3**	**2,481.5**	**7,913.3**	**724.7**	**880.3**	**914.5**	**2,519.4**	**5,538.3**
Claims and other contractual obligations	1,255.2	1,841.2	2,514.1	7,920.8	761.9	882.2	908.4	2,552.5	5,610.5
Claims recovered from re-insurance	34.7	4.9	32.6	7.5	37.2	2.0	(6.1)	33.1	72.2
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**71.1**	**43.8**	**(127.7)**	**(80.7)**	**235.1**	**29.6**	**304.9**	**569.6**	**(12.8)**
Net Increase in other technical reserve	**110.8**	**129.4**	**47.5**	**(155.8)**	**(49.0)**	**17.9**	**(52.1)**	**(83.2)**	**287.6**
Catastrophic risks reserves	99.5	114.3	(35.8)	(79.5)	(45.4)	17.6	(49.1)	(76.9)	178.1
Preventions reserves	6.2	(16.1)	(4.8)	(99.4)	(3.6)	0.2	(2.9)	(6.3)	(14.7)
Contingency claim reserves	0.0	24.7	2.0	2.4	(0.0)	0.0	(0.0)	(0.0)	26.8
Other reserves	5.0	6.5	86.1	20.7	(0.0)	0.1	(0.1)	(0.0)	97.6
Gross profit	**(39.6)**	**(85.6)**	**(175.2)**	**75.2**	**284.1**	**11.7**	**357.0**	**652.8**	**(300.4)**
Net operating expenses	**163.6**	**156.0**	**152.5**	**174.9**	**154.1**	**170.2**	**174.9**	**499.2**	**472.1**
Administrative and operating expenses	5.4	15.3	6.7	20.3	(12.7)	(8.8)	(24.3)	(45.8)	27.4
Personnel expenses	138.4	119.7	125.0	133.7	156.4	164.3	185.3	506.1	383.1
Depreciation and amortization	19.8	21.0	20.8	21.0	10.4	14.7	13.9	39.0	61.6
Operating Profits	**(203.3)**	**(241.5)**	**(327.7)**	**(99.8)**	**130.0**	**(158.5)**	**182.1**	**153.6**	**(772.5)**
Net Financial Income	**389.4**	**144.9**	**302.4**	**526.0**	**47.7**	**431.0**	**91.6**	**570.4**	**836.8**
On investments	298.8	345.5	379.7	429.4	132.3	137.1	85.3	354.7	1,024.0
Investments sales	4.5	2.1	27.2	(32.1)	22.1	7.4	(4.3)	25.2	33.8
Investments revaluation	297.9	(3.3)	149.3	466.3	(27.9)	279.1	63.0	314.3	443.9
Charges on premiums	19.9	18.1	17.7	18.4	18.1	19.4	19.6	57.1	55.7
Others	1.1	3.0	(2.5)	2.3	(0.0)	0.7	6.3	7.0	1.6
Forex	1.7	12.6	(3.7)	14.1	5.1	(17.3)	3.0	(9.2)	10.6
REPOMO	(234.6)	(233.0)	(265.3)	(372.3)	(101.9)	4.6	(81.3)	(178.6)	(732.8)
Income before income taxes & employee profit sh	**186.1**	**(96.6)**	**(25.2)**	**426.2**	**177.7**	**272.6**	**273.7**	**724.0**	**64.3**
Provision for income tax	39.0	(21.7)	10.3	112.9	81.6	105.4	129.2	316.1	27.5
Provision for employee profit sharing	11.7	(0.2)	2.6	34.2	26.2	32.4	38.6	97.3	14.1
Subsidiaries results	14.3	11.0	(35.3)	(19.3)	16.3	22.3	1.4	39.9	(9.9)
Net Income	149.8	(63.7)	(73.3)	259.8	86.2	157.1	107.2	350.5	12.7

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of September, 2003)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Investments	**21,111.3**	**22,961.8**	**25,280.8**	**22,421.3**	**9,893.5**	**10,459.8**	**11,421.4**
Securities	**19,904.5**	**21,687.3**	**23,994.9**	**21,098.9**	**8,649.2**	**8,994.1**	**9,927.2**
Government	11,921.4	12,938.1	14,549.6	11,691.9	4,517.3	5,072.7	5,827.4
Private companies	5,960.1	6,598.6	7,412.4	6,931.1	3,537.1	3,121.5	3,251.9
Debt Instruments	4,487.1	4,849.8	5,640.8	5,253.5	2,363.9	1,844.4	1,814.0
Equities	1,473.0	1,748.8	1,771.5	1,677.6	1,173.2	1,277.1	1,437.9
Net unrealized gain on valuation	1,866.1	1,848.1	1,854.9	2,149.4	535.3	761.2	822.2
Interest debtors	156.9	302.4	178.0	326.4	59.5	38.8	25.6
Loans	**332.9**	**402.4**	**413.4**	**451.7**	**388.0**	**611.2**	**641.4**
On policies	131.4	126.1	123.5	122.1	119.3	121.0	121.8
Secured	196.0	268.3	267.9	265.8	262.4	487.5	511.1
Unsecured	4.9	6.9	20.3	61.4	4.3	2.7	2.8
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.7	1.2	1.7	2.5	2.6	0.9	7.3
Allowance for write-offs	(0.1)	(0.1)	(0.0)	0.0	(0.5)	(1.0)	(1.5)
Real estate	**873.8**	**872.1**	**872.5**	**870.8**	**856.3**	**854.6**	**852.8**
Real estate	61.7	60.9	62.4	61.3	60.4	60.4	59.8
Net unrealized gain on valuation	849.5	850.3	851.1	852.1	840.2	840.1	840.8
Depreciation	(37.4)	(39.2)	(40.9)	(42.7)	(44.2)	(46.0)	(47.7)
Investments for labor obligations	474.9	446.9	443.2	449.2	441.5	466.0	482.3
Current assets	**(34.2)**	**16.4**	**0.5**	**63.3**	**55.9**	**104.6**	**4.0**
Cash and banks	(34.2)	16.4	0.5	63.3	55.9	104.6	4.0
Debtors	**1,723.6**	**1,829.2**	**1,796.1**	**2,585.1**	**2,020.7**	**2,395.2**	**1,990.0**
Premium debtors	1,577.6	1,709.5	1,677.7	2,465.8	1,900.4	2,272.2	1,860.3
Agents and adjusters	0.4	2.7	3.2	5.9	3.9	3.7	3.7
Notes receivable	39.7	40.9	41.8	32.1	31.7	34.9	37.2
Employee loans	51.6	49.5	47.9	43.7	56.0	55.9	57.6
Other	68.6	40.7	39.3	53.7	44.4	44.3	46.9
Allowance for write-offs	(14.3)	(14.1)	(13.9)	(16.1)	(15.8)	(15.8)	(15.6)
Reinsurers and rebonders	**792.7**	**558.8**	**821.5**	**936.0**	**1,055.9**	**787.5**	**927.4**
Insurance and bonding companies	93.4	71.1	123.5	129.9	209.2	117.1	284.5
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	678.6	470.9	675.1	783.7	825.0	654.1	621.3
Reinsurens share of unearned premiums	20.2	16.3	22.5	22.0	21.2	15.8	21.0
Other assets	**566.5**	**506.3**	**505.6**	**488.4**	**337.1**	**220.4**	**231.5**
Furniture and equipment (net)	92.5	92.1	87.0	82.7	78.7	75.1	73.8
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	473.5	413.8	418.2	405.3	258.0	144.8	157.2
Total assets	**24,634.7**	**26,319.4**	**28,847.8**	**26,943.3**	**13,804.7**	**14,433.6**	**15,056.6**

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Technical reserves	**20,135.8**	**21,766.0**	**23,931.5**	**21,530.0**	**10,208.3**	**10,316.1**	**10,838.9**
Unearned premiums	**14,456.0**	**16,024.9**	**17,771.4**	**15,249.4**	**4,345.6**	**4,509.6**	**5,006.3**
Life	12,705.5	14,382.2	16,119.2	13,445.0	2,520.0	2,772.9	3,342.0
Accident and health	1,743.0	1,635.2	1,644.6	1,797.0	1,818.1	1,729.1	1,656.8
Current bonds	7.4	7.4	7.6	7.5	7.6	7.6	7.5
Contractual obligations	**2,801.2**	**2,685.1**	**3,109.7**	**3,309.3**	**3,345.7**	**3,288.9**	**3,339.0**
Losses and maturities	1,054.5	1,100.4	1,284.3	1,239.4	1,347.0	1,329.8	1,361.1
Reserve for incurred but not reported losses	1,016.7	933.5	1,186.7	1,306.5	1,335.8	1,280.9	1,304.3
Policy dividends	191.0	109.6	104.2	235.4	135.3	156.9	154.7
Managed insurance funds	518.0	517.2	515.7	509.0	507.0	503.3	497.3
Deposits premiums	21.1	24.4	18.8	19.0	20.7	18.1	21.7
Prevision	**2,878.6**	**3,056.1**	**3,050.4**	**2,971.2**	**2,517.0**	**2,517.6**	**2,493.6**
Prevision	595.9	392.6	388.9	287.3	284.8	283.8	282.9
Catastrophic	2,191.6	2,350.6	2,327.0	2,259.3	2,229.9	2,231.4	2,208.4
Contingency	2.3	217.7	219.7	222.1	2.2	2.2	2.2
Specials	88.8	95.2	114.7	202.5	0.1	0.2	0.1
Provision for labor obligations at retirement	**469.1**	**443.9**	**434.9**	**444.0**	**438.9**	**465.0**	**480.7**
Creditors	**202.0**	**213.7**	**549.9**	**266.6**	**213.6**	**206.7**	**231.4**
Agents and adjusters	165.7	174.4	191.5	213.3	177.3	163.7	195.6
Managed loss funds	1.0	1.0	3.4	4.4	5.9	6.5	7.3
Sundry	35.3	38.3	355.0	48.9	30.5	36.5	28.5
Reinsurers and rebonders	**84.7**	**225.7**	**223.8**	**569.8**	**338.5**	**663.9**	**482.5**
Insurance and bonding companies	84.1	225.0	223.2	569.2	337.9	663.3	481.8
Retained deposits	0.6	0.7	0.6	0.6	0.6	0.6	0.8
Other liabilities	**489.3**	**478.0**	**589.1**	**757.2**	**779.0**	**796.3**	**929.2**
Provision for employee profit sharing	20.0	25.8	83.1	181.8	282.4	158.7	288.0
Other liabilities	278.7	296.4	394.7	414.5	353.5	386.1	357.2
Deferred credits	190.6	155.8	111.4	160.9	143.2	251.5	284.0
Total liabilities	**21,380.8**	**23,127.4**	**25,729.3**	**23,567.5**	**11,978.4**	**12,448.0**	**12,962.7**
Stockholders' equity							
Paid in capital	**2,109.4**	**2,109.4**	**2,109.4**	**2,109.4**	**894.5**	**894.5**	**894.5**
Capital stock	2,109.4	2,109.4	2,109.4	2,109.4	894.5	894.5	894.5
(-)Unsubscribed capital	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**1,702.8**	**2,007.9**	**1,907.2**	**1,744.2**	**1,605.4**	**1,714.0**	**1,509.8**
legal	86.1	98.0	98.0	98.0	98.0	108.9	108.9
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,616.7	1,909.8	1,809.1	1,646.1	1,507.3	1,605.1	1,400.9
Unrealized gain on valuation of real estate	1.6	3.9	4.0	1.9	1.9	2.8	3.4
Subsidiaries	3.8	12.2	12.2	12.2	(44.4)	(39.2)	(38.3)
Retained earnings	2,948.5	2,635.1	2,735.8	2,898.8	487.8	354.9	559.1
Net income	149.8	86.1	12.7	272.6	86.2	243.3	350.5
Excess (insufficient) on Stockholders' actualiz	(3,662.0)	(3,662.4)	(3,662.8)	(3,663.2)	(1,205.1)	(1,184.7)	(1,185.1)
Total stockholders' equity	**3,253.9**	**3,192.1**	**3,118.5**	**3,375.8**	**1,826.2**	**1,985.6**	**2,093.9**
Total liabilities and stockholders' equity	**24,634.7**	**26,319.4**	**28,847.8**	**26,943.3**	**13,804.7**	**14,433.6**	**15,056.6**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of September, 2003)	1Q03	2Q03	3Q03	Acumulated SEP´03
Premiums written	152.6	179.9	133.3	465.8
Premiums ceded	0.0	0.0	0.0	0.0
Retained Premiums	**152.6**	**179.9**	**133.3**	**465.8**
Increased in reserve for unearned premiums	**63.4**	**149.5**	**33.3**	**246.2**
Retained earned premiums	**89.2**	**30.5**	**99.9**	**219.6**
Net Acquisition Cost	**20.9**	**27.0**	**17.7**	**65.6**
Commisions to agents	1.1	0.1	(0.0)	1.2
Additional compensation to agents	1.0	0.0	(0.0)	1.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0
Others	18.7	27.0	17.7	63.4
Net cost of claims and contractual obligations	**160.9**	**166.0**	**173.1**	**500.0**
Claims and other contractual obligations	160.9	166.0	173.1	500.0
Claims recovered from re-insurance	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0
Technical Income	**(92.5)**	**(162.5)**	**(90.9)**	**(345.9)**
Net Increase in other technical reserve	**17.7**	**18.9**	**16.5**	**53.1**
Catastrophic risks reserves	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0
Contingency claim reserves	0.9	2.6	0.3	3.8
Other reserves	16.8	16.3	16.2	49.3
Gross profit	**(110.2)**	**(181.5)**	**(107.4)**	**(399.1)**
Net operating expenses	**(62.9)**	**88.6**	**13.8**	**39.5**
Administrative and operating expenses	(75.2)	83.9	7.2	15.9
Personnel expenses	3.9	(0.0)	(0.0)	3.9
Depreciation and amortization	8.5	4.7	6.6	19.8
Operating Profits	**(47.3)**	**(270.0)**	**(121.2)**	**(438.6)**
Net Financial Income	**178.9**	**295.2**	**128.2**	**602.3**
On investments	217.2	217.0	215.9	650.1
Investments sales	(0.6)	0.3	(0.2)	(0.5)
Investments revaluation	122.6	69.1	43.6	235.3
Charges on premiums	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	-0.0
Forex	0.0	0.0	0.0	0.0
REPOMO	(160.3)	8.8	(131.1)	(282.6)
Income before income taxes & employee profit sh	**131.6**	**25.2**	**6.9**	**163.7**
Provision for income tax	28.8	9.3	22.9	61.0
Provision for employee profit sharing	0.1	(0.0)	0.0	0.1
Subsidiaries results	90.8	314.9	103.5	509.2
Net income	**193.5**	**330.8**	**87.5**	**611.8**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of September, 2003)

ASSETS	1Q03	2Q03	3Q03
Investments	**13,204.7**	**14,618.7**	**17,493.1**
Securities	**13,204.7**	**14,618.7**	**17,493.1**
Government	7,967.9	8,006.1	8,022.8
Private companies	3,317.9	3,724.1	6,807.2
Debt Instruments	2,706.1	2,703.1	2,860.8
Equities	611.8	1,021.0	3,946.4
Net unrealized gain on valuation	1,793.6	2,619.0	2,542.0
Interest debtors	125.4	269.5	121.1
Loans	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0
Secured	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0
Current assets	**0.6**	**4.3**	**15.9**
Cash and banks	0.6	4.3	15.9
Debtors	**13.5**	**11.3**	**9.3**
Premium debtors	10.5	10.0	8.1
Agents and adjusters	(0.1)	(0.1)	(0.1)
Notes receivable	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0
Other	3.0	1.2	1.1
Allowance for write-offs	(0.1)	(0.1)	(0.1)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0
Other assets	**194.7**	**187.7**	**182.8**
Furniture and equipment (net)	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0
Sundry	194.7	187.7	182.8
Total assets	**13,413.5**	**14,821.9**	**17,701.1**

LIABILITIES	1Q03	2Q03	3Q03
Technical reserves	**11,499.6**	**11,649.8**	**11,685.4**
Unearned premiums	**11,040.9**	**11,172.1**	**11,186.6**
Life	11,040.9	11,172.1	11,186.6
Accident and health	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0
Contractual obligations	**38.5**	**49.4**	**67.0**
Losses and maturities	35.1	47.3	66.0
Reserve for incurred but not reported losses	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0
Deposits premiums	3.4	2.1	1.0
Prevision	**420.2**	**428.4**	**431.9**
Prevision	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0
Contingency	220.8	223.4	223.7
Specials	199.4	204.9	208.2
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**
Creditors	**6.0**	**7.7**	**6.9**
Agents and adjusters	0.0	0.0	0.0
Managed loss funds	0.0	0.0	0.0
Sundry	6.0	7.7	6.9
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0
Other liabilities	**69.7**	**68.5**	**103.9**
Provision for employee profit sharing	49.7	37.5	59.5
Other liabilities	20.0	30.6	43.6
Deferred credits	0.0	0.4	0.8
Total liabilities	**11,575.3**	**11,726.1**	**11,796.2**
Stockholders' equity			
Paid in capital	**1,214.9**	**2,063.6**	**4,788.6**
Capital stock	2,063.0	2,063.6	4,788.6
(-)Unsubscribed capital	848.2	0.0	0.0
Reserves	**138.8**	**163.4**	**161.0**
legal	0.0	16.4	16.4
Repurchase of shares	0.0	0.0	0.0
Other	138.8	147.0	144.6
Unrealized gain on valuation of real estate	0.0	0.0	0.0
Subsidiaries	56.5	111.4	108.0
Retained earnings	2,683.6	2,712.5	2,714.8
Net income	193.5	524.3	611.8
Excess (insufficient) on Stockholders' actualization	(2,449.1)	(2,479.3)	(2,479.3)
Total stockholders' equity	**1,838.2**	**3,095.8**	**5,904.8**
Total liabilities and stockholders' equity	**13,413.5**	**14,821.9**	**17,701.1**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000's Constant Ps. as of September 2003)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	Acumulated SEP' 03	Acumulated SEP' 02
Premiums accepted	49,103.4	72,851.6	78,730.4	71,466.5	69,243.6	68,382.3	72,432.4	210,058.4	200,685.4
Premiums ceded	8,495.6	17,069.1	18,283.1	9,336.1	10,662.0	12,100.7	7,868.5	30,631.3	43,847.8
RETAINED PREMIUMS	**40,607.9**	**55,782.5**	**60,447.3**	**62,130.4**	**58,581.6**	**56,281.6**	**64,563.9**	**179,427.1**	**156,837.7**
Application of reserve for outstanding bonds	(29,183.9)	3,156.3	11,428.3	2,586.1	16,390.9	22,027.1	(89,020.5)	(50,602.4)	(14,599.4)
NET PREMIUM REVENUES	**69,791.8**	**52,626.2**	**49,019.0**	**59,544.3**	**42,190.7**	**34,254.5**	**153,584.3**	**230,029.5**	**171,437.0**
Net Acquisition Cost	**(1,853.1)**	**(6,570.2)**	**(5,770.7)**	**(4,330.0)**	**(1,810.3)**	**(1,905.5)**	**(1,567.0)**	**(5,282.7)**	**(14,194.0)**
Comisions to agents	527.7	1,014.2	1,325.4	1,567.3	689.9	252.3	166.4	1,108.6	2,867.3
Comisions for rebonding taken	46.2	0.4	29.9	280.6	44.5	18.8	212.6	275.9	76.5
Comisions for rebonding given	(3,379.7)	(8,421.6)	(7,952.8)	(4,175.2)	(3,717.3)	(3,567.0)	(2,944.9)	(10,229.2)	(19,754.0)
Others	952.7	836.8	826.8	(2,002.7)	1,172.6	1,390.4	998.9	3,562.0	2,616.3
Claims	66,255.0	35,253.2	28,966.4	46,235.3	29,355.8	29,853.6	42,102.3	101,311.7	130,474.6
Technical Income	**5,389.9**	**23,943.2**	**25,823.3**	**17,639.0**	**14,645.2**	**6,306.3**	**113,049.0**	**134,000.5**	**55,156.5**
Net Increase in other technical reserves	2,746.6	4,226.5	4,949.7	3,993.3	4,825.9	6,700.2	(13,065.5)	(1,539.4)	11,922.8
GROSS INCOME	**2,643.3**	**19,716.7**	**20,873.6**	**13,645.6**	**9,819.3**	**(393.8)**	**126,114.5**	**135,539.9**	**43,233.6**
Net Operating Expenses	**119.4**	**(9,208.9)**	**(8,649.1)**	**(6,542.9)**	**(6,607.0)**	**(6,543.5)**	**(3,862.1)**	**(17,012.6)**	**(17,738.5)**
Administrative & operating expenses	(6.1)	(9,373.8)	(8,859.9)	(6,700.8)	(6,776.7)	(6,759.6)	(4,171.9)	(17,708.2)	(18,239.8)
Personnel expenses	0.0	0.0	48.8	1.4	0.0	0.0	0.0	0.0	48.8
Depreciation	125.5	164.9	162.0	156.4	169.7	216.1	309.9	695.7	452.5
OPERATING INCOME	**2,523.9**	**28,925.6**	**29,522.6**	**20,188.6**	**16,426.2**	**6,149.6**	**129,976.6**	**152,552.5**	**60,972.2**
Financial Income	**3,666.5**	**(27,367.1)**	**3,667.7**	**4,714.5**	**5,208.8**	**22,635.2**	**5,005.1**	**32,849.1**	**(20,033.0)**
On investments	5,934.9	8,702.5	7,507.8	7,918.3	7,383.3	8,905.3	2,119.2	18,407.8	22,145.2
Investments sales	0.0	(31,305.5)	0.1	1,511.4	2,413.7	(2,413.7)	0.0	0.0	(31,305.4)
Investments revaluation	5,348.9	(7,257.8)	3,455.0	1,892.0	0.0	17,437.6	4,998.2	22,435.8	1,546.1
Others	(339.8)	30.2	11.5	10.8	17.2	9.3	8.7	35.3	(298.0)
Repos	(1,361.5)	7,738.4	(1,660.9)	1,128.5	1,688.5	(1,649.7)	2,545.6	2,584.3	4,716.0
REPOMO	(5,916.0)	(5,274.9)	(5,645.9)	(7,746.5)	(6,293.9)	346.5	(4,666.6)	(10,614.0)	(16,836.8)
INCOME BEFORE TAXES	**6,190.4**	**1,558.5**	**33,190.3**	**24,903.1**	**21,635.0**	**28,784.9**	**134,981.7**	**185,401.6**	**40,939.2**
Income taxes	8,321.1	(6,214.8)	11,133.9	13,642.1	3,832.8	10,218.4	55,642.8	69,694.0	13,240.1
Subsidiaries Net Income	0.0	0.0	0.0	0.0	0.0	0.0	2,173.7	2,173.7	0.0
NET INCOME	(2,130.7)	7,773.4	22,056.4	11,260.9	17,802.3	18,566.5	81,512.6	117,881.3	27,699.1

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000´s Constant Ps. as of September, 2003)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Investments	**555,816.1**	**550,215.2**	**584,886.6**	**608,674.8**	**650,345.7**	**719,222.3**	**748,277.6**
Securities	**467,333.6**	**456,446.3**	**491,648.6**	**514,705.8**	**576,717.8**	**645,462.8**	**670,774.8**
Government	212,021.7	229,541.2	227,181.9	284,891.1	325,926.8	294,003.5	249,900.4
Private companies	233,164.7	210,400.5	243,653.8	207,786.7	226,589.5	311,752.6	332,938.4
Debt Instruments	93,480.2	72,428.7	107,417.5	13,960.9	14,233.8	13,160.4	14,817.4
Equities	139,684.5	137,971.8	136,236.4	193,825.8	212,355.7	298,592.1	318,120.9
Net unrealized gain on valuation	17,484.5	16,475.3	19,522.4	22,003.7	24,190.8	39,660.9	87,903.6
Interest debtors	4,662.7	29.4	1,290.5	24.3	10.6	45.8	32.4
Loans	**55,536.8**	**60,953.4**	**60,320.8**	**58,886.5**	**38,683.1**	**38,952.3**	**42,833.4**
Secured	24,322.3	24,968.3	24,591.1	23,808.8	23,808.6	28,567.6	29,808.9
Unsecured	31,103.5	35,787.0	35,392.9	34,889.1	13,934.0	9,355.8	11,839.2
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	111.1	198.1	336.8	188.6	940.5	1,028.9	1,185.3
Real estate	**32,945.7**	**32,815.4**	**32,917.2**	**35,082.5**	**34,944.8**	**34,807.2**	**34,669.5**
Real estate	7,716.7	7,622.0	7,526.2	7,400.8	7,304.5	7,309.6	7,234.1
Net unrealized gain on valuation	26,764.2	26,858.8	27,160.9	29,449.8	29,546.2	29,541.1	29,616.5
Depreciation	(1,535.1)	(1,665.4)	(1,769.9)	(1,768.1)	(1,905.8)	(2,043.5)	(2,181.2)
Investments for labor obligations	**1,396.5**	**1,374.3**	**1,364.3**	**1,369.9**	**1,363.2**	**1,393.4**	**1,390.8**
Current assets	**2,000.6**	**703.4**	**1,839.1**	**1,590.6**	**824.6**	**4,303.0**	**2,111.9**
Cash and banks	2.000.6	703.4	1.839.1	1.590.6	824.6	4.303.0	2.111.9
Debtors	**27,831.7**	**37,993.7**	**39,043.8**	**38,279.9**	**34,201.9**	**44,212.1**	**40,272.3**
Premium debtors	26,520.2	36,958.8	37,693.3	37,292.7	33,268.3	42,878.6	39,285.5
Agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,311.5	1,034.9	1,350.5	987.2	933.7	1,333.5	986.9
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**18,808.7**	**16,416.3**	**13,722.2**	**14,939.9**	**12,790.3**	**12,162.4**	**11,427.1**
Bonding companies	3,903.9	2,403.5	2,912.8	5,491.8	4,179.3	3,158.7	2,594.9
Retained deposits	681.8	738.4	106.2	105.5	49.6	49.6	49.1
Others	1,776.7	1,755.0	1,732.9	1,704.0	877.6	878.2	807.2
Participation in rebonding	12,446.1	11,519.4	8,970.3	7,638.6	7,683.9	8,075.9	7,975.8
Other assets	**32,636.6**	**15,558.2**	**25,573.9**	**30,438.7**	**8,457.8**	**19,305.5**	**26,961.8**
Furniture and equipment (net)	296.2	266.0	237.7	211.2	183.8	157.2	167.9
Foreclosed and repossessed assets	1,671.2	1,650.7	1,630.0	1,602.8	1,582.0	1,583.1	1,566.7
Sundry	30,669.2	13,641.5	23,706.2	28,624.6	6,692.0	17,565.3	25,227.2
Total assets	638,490.2	622,261.0	666,429.9	695,293.8	707,983.5	800,598.8	830,441.5

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Technical reserves	**240,875.5**	**246,821.4**	**259,659.3**	**263,452.3**	**283,548.7**	**312,528.4**	**209,911.6**
Current bonds	97,326.5	99,020.9	106,902.0	106,696.2	121,957.1	144,250.4	54,677.2
Contingency bonds	143,549.1	147,800.5	152,757.3	156,756.0	161,591.6	168,278.0	155,234.5
Provision for labor obligations at retirement	**466.4**	**441.0**	**432.0**	**443.1**	**422.6**	**443.4**	**437.7**
Creditors	**3,888.2**	**6,240.7**	**4,546.4**	**8,477.7**	**7,363.6**	**14,754.7**	**13,887.9**
Agents and adjusters	145.4	61.2	64.6	168.5	332.3	103.6	208.6
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	3,742.8	6,179.5	4,481.8	8,309.2	7,031.3	14,651.1	13,679.3
Rebonders	**17,261.6**	**21,772.1**	**20,221.8**	**16,242.6**	**18,770.7**	**19,868.9**	**17,169.7**
Bonding companies	9,494.1	13,818.6	12,273.7	9,834.3	12,389.3	13,777.5	10,808.2
Other participation	7,767.5	7,953.5	7,948.1	6,408.3	6,381.4	6,091.5	6,361.4
Other liabilities	**62,128.9**	**25,112.4**	**37,410.6**	**50,532.0**	**23,926.0**	**31,425.0**	**85,560.5**
Provision for employee profit sharing & incured incom	54,360.1	17,320.5	25,862.9	41,668.3	15,556.2	18,055.0	69,318.4
Other liabilities	7,391.6	8,820.5	10,592.6	8,863.7	8,369.8	9,617.9	9,078.3
Deferred credits	377.2	(1,028.6)	955.1	0.0	0.0	3,752.1	7,163.8
Total liabilities	**324,620.7**	**300,387.6**	**322,270.2**	**339,147.7**	**334,031.6**	**379,020.4**	**326,967.4**
Stockholders' equity							
Paid in capital	**102,691.8**	**107,380.3**	**107,380.5**	**107,380.5**	**107,380.5**	**132,662.2**	**132,662.2**
Capital stock	139,149.2	143,837.8	143,837.9	143,837.9	135,832.3	132,662.2	132,662.2
(-)Unsubscribed capital	(36,457.5)	(36,457.4)	(36,457.5)	(36,457.5)	(28,451.9)	0.0	0.0
Reserves	**50,690.8**	**56,669.1**	**56,669.2**	**56,669.2**	**56,669.2**	**60,565.2**	**60,565.2**
legal	50,690.8	56,669.1	56,669.2	56,669.2	56,669.2	60,565.2	60,565.2
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	4,496.2	4,709.4	4,709.4	3,128.3	3,128.3	6,903.1	6,907.2
Subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	375.5
Retained earnings	283,016.7	272,349.9	272,350.2	272,350.2	311,310.2	307,414.2	307,414.2
Net income	(2,130.7)	5,642.7	27,699.1	38,960.0	17,802.3	36,368.7	117,881.3
Excess (insufficient) on Stockholders' actualization	(124,895.3)	(124,878.0)	(124,648.6)	(122,342.0)	(122,338.4)	(122,334.9)	(122,331.4)
Total stockholders' equity	**313,869.5**	**321,873.4**	**344,159.7**	**356,146.1**	**373,951.9**	**421,578.4**	**503,474.1**
Total liabilities and stockholders' equity	**638,490.2**	**622,261.0**	**666,429.9**	**695,293.8**	**707,983.5**	**800,598.8**	**830,441.5**